VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND LIVINGSTON, NEW JERSEY

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

April 13, 2004

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A include all material information that HHG has made or required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission since the date of its Rule 12g-3-2(b) exemption application (December 15, 2003) through March 31, 2004. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

Jason K. Zachary

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.
CHICAGO/#1218487.2

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Memorandum of Association of HHG plc, as amended.
- Special Resolution of the Articles of Association of AMP (UK) increasing the number of directors.
- Articles of Association of HHG plc, as amended.
- Articles of Association of AMP (UK), a predecessor company to HHG plc, as amended.
- Certificate of Registration as filed on November 26, 2003.
- Register of Directors.
- Notice of Change of Registered Address.
- Certificate of Incorporation on Change of Name, dated October 10, 2003.
- Resolutions of Extraordinary General Meeting of AMP (UK), dated June 30, 2003.
- Resolutions of Extraordinary General Meeting of AMP (UK), dated October 10, 2003.
- Minutes and Special Resolutions of Extraordinary General Meeting of HHG plc, dated October 23, 2003.
- Minutes and Special Resolutions of Extraordinary General Meeting of HHG plc, dated November 5, 2003.
- Minutes and Special Resolutions of Extraordinary General Meeting of HHG plc, dated December 17, 2003.
- Notice of Annual General Meeting and Resolutions dated July 18, 2002.
- Notice of Annual General Meeting of AMP (UK), dated June 24, 2002.
- Annual General Meeting Form of Proxy signed by AMP Life Limited.

- Annual General Meeting Form of Proxy signed by AMP Financial Services Holdings Ltd.

- Notice of Annual General Meeting of AMP (UK), dated October 9, 2003.

- Consent to Short Notice of Annual General Meeting of AMP (UK) signed by AMP Financial Services Holdings, Ltd.

- Annual General Meeting Form of Proxy signed by AMP Financial Services Holdings Ltd.

- Annual General Meeting Form of Proxy signed by Fraser MacLennan-Pike.

- Notice of Extraordinary General Meeting of HHG plc, dated October 22, 2003.

- Consent to Short Notice of Extraordinary General Meeting signed by AMP Financial Services Holdings, Ltd.

- Extraordinary General Meeting Form of Proxy signed by AMP Financial Services Holdings Ltd.

- Consent to Short Notice of Extraordinary General Meeting signed by AMP Financial Services Holding Ltd. and Fraser MacLennan-Pike.

- Notice of Extraordinary General Meeting of HHG plc dated November 5, 2003.

- Extraordinary General Meeting Form of Proxy signed by Fraser MacLennan-Pike.

- Consent to Short Notice of Extraordinary General Meeting signed by AMP Financial Services Holding Ltd. and Fraser MacLennan-Pike.

- Consent to Short Notice of Extraordinary General Meeting signed by AMP Financial Services Holding Ltd.

- Consent to Short Notice of Extraordinary General Meeting signed by Fraser MacLennan-Pike.

- Consent to Short Notice of Extraordinary General Meeting of HHG plc signed by AMP Financial Services Holdings Ltd. and Fraser MacLennan-Pike.

- Listing Particulars dated November 2003.

- Press Releases:

  - Approval of Listing Particulars of HHG plc by the UK Listing Authority, dated November 27, 2003.

  - Announcement of HHG plc regarding non-substantial variations of a published document in connection with the global offer of HHG shares.

  - Announcement that HHG plc lodged a prospectus with the Australian Securities and Investments Commission.

- Register of Directors Interests.

- Notice of Appointment of Director.

- Key Features and Components of AGAAP and UKGAAP.

- Annual Report for the year ended December 31, 2003.

- Prospectus dated April 1, 2004.

- Announcement of HHG plc regarding the company's intent to place 246,160,000 ordinary shares to institutional investors.

- Presentation of Full Year 2003 Results.

- Announcement of HHG plc regarding the placement of 246,160,000 ordinary shares to institutional investors.

- Announcement regarding AMP Chief Executive Officer leaving HHG plc board of directors.

- Announcement of HHG plc regarding financial results for the full year ended December 31, 2003.

- Change of Director's Interest Notice.

- Final Director's Interest Notice.

- Announcement of HHG plc regarding the appointment of John Roques to the board of directors.

- Notification of Major Interests in Shares submitted by AMP Limited.

- Notification of Interests of Directors and Connected Persons of Ian Laughlin.

- Notification of Interests of Directors and Connected Persons of Roger Patrick Handley.

- Notification of Interests of Directors and Connected Persons of David John Seymour Roques.
- New Issue Announcement of HHG plc.
- Announcement of Preliminary Results for the year ended December 31, 2003.

A.M.P. (U.K.) Public Limited Company

Notice of annual general meeting

Notice is hereby given that the annual general meeting of A.M.P. (U.K.) Public Limited Company (the ***Company***) will be held at 3 Finsbury Avenue, London on 10 October 2003 for the following purposes:

Ordinary resolutions

1. To receive the audited accounts of the Company and the directors' report for the year ended 31 December 2002 and the auditors' report thereon.

2. That pursuant to the power set out in article 74 of the Company's articles of association the maximum aggregate remuneration which may be paid to the non-executive directors of the Company for their services shall be increased to £700,000 per annum.

3. To reappoint Ernst & Young as auditors of the Company for the period commencing upon the conclusion of the meeting until the conclusion of the next general meeting at which the accounts of the Company are laid.

4. To authorise the directors to agree the auditors' remuneration.

Special resolutions

5. To consider the following resolution as a special resolution:

   "That the name of the Company be changed to HHG PLC".

6. To consider the following resolution as a special resolution:

   "That the Company's memorandum of association be altered with respect to the statement of the Company's objects by making the alterations set out on the print of the memorandum of association produced to the meeting marked "A" and initialled for identification by the chairman of the meeting."

7. To consider the following resolution as a special resolution:

   "That, conditional upon the Scheme becoming Effective (where ***Scheme*** means the Scheme of Arrangement under part 5.1 of the Corporations Act (Australia) between AMP Limited and its shareholders, and ***Effective*** means the coming into effect of the order of the court made under section 411(4)(b) of the Corporations Act (Australia) approving the Scheme, each as more fully described in the AMP Limited Explanatory Memorandum – Proposal to Demerge), the regulations in the form of the print produced to the meeting marked "B" and initialled for identification by the chairman of the meeting be adopted as the new articles of association of the Company to replace in their entirety the existing articles of association of the Company, with effect from the date on which the Scheme becomes Effective.".

By order of the board

....

G. A. Watson
Company Secretary

9 October 2003

A.M.P. U.K. Public Limited Company
4 Broadgate
London EC2M 2DA
Registered in England No. 2072534

NOTES

A member entitled to attend and vote at a meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending and/or voting at a meeting. To appoint a proxy, the enclosed form of proxy should be completed and lodged at the registered office of the Company before the time of the meeting.

Resolution 1 – audited accounts and directors' report

This resolution seeks to lay before the meeting the audited accounts of the Company, the directors' report for the year ended 31 December 2002 and the auditors' report thereon.

Resolution 2 – remuneration of directors

This resolution seeks to increase the remuneration of the non-executive directors to £700,000 per annum.

Resolution 3 – reappointment of auditors

This resolution seeks the reappointment of Ernst & Young as auditors of the Company for the period commencing upon the conclusion of the meeting until the conclusion of the next annual general meeting.

Resolution 4 – authorisation of directors to set auditors' remuneration

This resolution seeks to authorise the directors of the Company to set the remuneration of the auditors of the Company.

Resolution 5 – change of name of the Company

It is proposed to change the Company's name to HHG plc in anticipation of the proposed demerger of the Company from the AMP Group, to comply with one of the Company's obligations under the Demerger Deed to be entered into between the Company and AMP Limited. In the Demerger Deed, the Company agrees, among other things, to do everything reasonably necessary to remove an AMP Name from the registered company name of each company in the HHG Group.

Resolution 6 – proposed alterations to the memorandum of association of the Company

The Board believes that the memorandum of association of the Company should be amended to include additional objects which better reflect the company's holding company status in light of the proposed demerger from the AMP Group. Those proposed new objects are as follows:

- to acquire and hold controlling and other interests in the share or loan capital of any company or companies and in particular in companies engaged in the business of insurance and in the business of financial services generally; and

- to provide financial, managerial and administrative advice, services and assistance for any company in which the Company is interested, and for any other company.

Resolution 7 – proposed adoption of new articles of association of the Company

As it is proposed that the Company be listed on both the Australian Stock Exchange (***ASX***) and the Official List of the UK Listing Authority (***UKLA***), it is necessary for the Company to have in place articles of association which comply with the requirements of the Companies

Act 1985 (the ***Companies Act***), the ASX and the UKLA. Compliance relates to the Listing Rules of each listing authority as well as applicable corporate governance codes, being the Combined Code in the case of the UK, and the ASX Principles of Good Corporate Governance in the case of Australia.

Accordingly, the Board proposes that the existing articles of the Company be replaced in their entirety with new articles which take account of ASX and UKLA requirements, and which are in a form suitable for adoption by a company incorporated in England which is to be listed on both exchanges.

The Board proposes that the Company resolve to adopt the new articles conditional on the Scheme becoming Effective, in order that the rights and obligations of the Company's shareholders under the new articles may be detailed in the AMP Limited Explanatory Memorandum as having been adopted subject to fulfillment of this condition. Therefore, if the Scheme does not become Effective, the existing articles of the Company will continue to be the articles of association of the Company and the new articles will not be adopted.

The following summary sets out material differences between the existing articles and the proposed articles:

Preference Shares

The existing articles contain detailed provisions setting out rights attaching to 'A', 'B' and 'C' Preference Shares. The only preference shares currently in issue, being 'A' Preference Shares, held by London Life, will be cancelled prior to the demerger being effected. Furthermore, the existing preference share provisions are tailored to the particular preference share issues which have occurred in the past. Accordingly, it is not proposed that the preference share provisions in the existing articles be carried across into the new articles.

Treasury shares

The Government has recently implemented new delegated legislation proposals for companies to retain shares repurchased in accordance with relevant provisions in articles and applicable laws. At present, any such shares so repurchased are required to be cancelled. The proposed new articles provide for the Company to be able to purchase and hold its own shares, to be known as treasury shares, once the new proposals come into force on 1 December 2003.

Form of shares

On adoption of the proposed articles, shares will be able to be held in certificated and uncertificated form and the articles have been changed so as to permit the use of the CREST system as provided by the Uncertificated Securities Regulations 2001.

CDI arrangements

While shares in the Company can be quoted on the London Stock Exchange (***LSE***), they cannot be directly quoted on the ASX because UK regulations do not permit CHESS, ASX's electronic sub-register system, to be used for holding legal title to securities in companies incorporated under the Companies Act. To overcome this, the ASX has developed a type of depositary receipt (called ***CDIs*** or CHESS Depositary Interests), which means that foreign securities can be transferred and held in CHESS. With the CDIs, the legal title to the shares is held by a depositary, not the shareholders themselves, with CDIs representing beneficial ownership in the shares. It is the CDIs which are quoted and traded on ASX, not the underlying shares.

In the present case, all AMP shareholders resident in Australia and New Zealand, as well as in certain other jurisdictions, will be issued CDIs, not shares in the Company. However, the

articles of association of the Company constitute a contract between the Company and its shareholders. The articles do not bind, and are not enforceable by, CDI holders. This has consequences for the rights which CDI holders may exercise at shareholder meetings, and generally.

The new articles provide that the depositary may appoint CDI holders as its proxy or proxies so as to enable those CDI holders to attend, speak and vote at general meetings and to demand or join in demanding a poll – that is, the depositary will be entitled to appoint multiple proxies. In the absence of such a provision, there would be no mechanism whereby CDI holders would be entitled to vote at general meetings.

While these provisions will not be directly enforceable by CDI holders against the Company, the intention of these provisions is to try to put a CDI holder in a position akin to that of a registered shareholder.

However, for special and extraordinary resolutions, the relevant Companies Act provision requires the resolution to be passed by by a majority of not less than three-fourths of such members as (being entitled to do so) vote in person or by proxy. Accordingly, on extraordinary or special resolutions, each member is entitled to one vote only on a show of hands. If the depositary has appointed numerous proxies, this could distort the voting on a special resolution if each seeks to vote. For this reason the new articles provide for all special and extraordinary resolutions put to the vote of a general meeting to be decided by way of poll, in which case whether the requisite majority has been attained shall be computed by calculating the number of votes cast for and against the resolution. All other resolutions put to the vote will be decided on a show of hands unless a poll is validly demanded.

Section 212 notices

The proposed articles do not permit the Company the usual powers to remove the right to vote and receive dividends and to refuse to register transfers of shares in certain circumstances where a member has not complied with a notice given under section 212 of the Companies Act to disclose details of that member's interest in shares. This is because ASX Listing Rules do not permit the inclusion of these provisions. Instead, the Company will have to make an application to the court in order to impose restrictions on the shares for a breach of section 212.

Directors' interests

Except as otherwise provided in the proposed articles, a director shall not vote on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in share, debentures or other securities of the Company) which (together with any interest of any connected person) is to his knowledge material. This does not apply if his interest arises only because the resolution concerns one or more of a number of specified matters, set out in more detail in the articles.

Remuneration of Directors

The cap on non-executive directors' remuneration has been specified in the proposed articles as £700,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. The emoluments of any director holding executive office for his services as such shall be determined by the Board, and may be of any description. The directors may be paid all expenses properly incurred by them in connection with their attendance at board meetings, general meetings, meetings with classes of share or debenture holders or otherwise in connection with the discharge of their duties.

Appointment of Directors

Under the proposed articles, the number of directors shall be not less than 3 nor more than 15 in number, unless otherwise determined by ordinary resolution. Directors may be appointed by the Company by ordinary resolution or by the board. A director appointed by the board shall hold office only until the next following AGM and if not reappointed at such AGM, shall vacate office.

Retirement of Directors by rotation

The proposed articles provide that at the first annual general meeting after the date of admission of the share capital of the Company to the ASX, all the Directors shall retire from office, and at every subsequent annual general meeting one-third of the Directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office. The articles also provide that if any Director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire at that annual general meeting.

Dividends

The proposed articles provide that dividends may be paid in any currency or currencies that the board determines, and that the board may determine the applicable exchange rate. It is currently proposed that Australian resident shareholders receive dividends in A$, with all other shareholders receiving dividends in pounds sterling, and this article will facilitate this.

Communications

The proposed articles permit notices to be sent by or to any person pursuant to the articles to be made using electronic communications. No member shall be entitled to have notices or other documents served on or delivered to him by means of electronic communication if the Board deems it necessary or expedient to serve notice on him or deliver documents to him by some other means authorised by the articles. Without prejudice to the generality of the foregoing, a member whose registered address is not within the UK and who sends to the Company an address to which notices or other documents may be served on or delivered to him shall be entitled to have notices or other documents served on or delivered to him at that address or the address specified for that member in the register.

A.M.P. (U.K.) Public Limited Company
(" the Company")
Consent to Short Notice of AGM

We, being members of the Company having a right to attend and vote at the annual general meeting of the Company to be held on 10 October 2003 at 3 Finsbury Avenue, London agree:

(a) to the meeting being deemed to have been duly called and the resolutions referred to in the notice of meeting being proposed and passed as a special resolution notwithstanding that it is called by shorter notice than that required by the Companies Act 1985 or the Company's articles of association; and

(a) to accept copies of the Company's annual accounts and directors' report for the financial year ended 31 December 2002 and the auditors' report on those accounts notwithstanding that they were sent less than twenty-one days before the date of the annual general meeting.

SAPage

Sharyn Page, Company Secretary
duly authorised on behalf of
AMP Financial Services Holdings Limited
Date: 10 October 2003

....

Fraser MacLennan-Pike
Date:

A.M.P. (U.K.) Public Limited Company
(" the Company")
Consent to Short Notice of AGM

We, being members of the Company having a right to attend and vote at the annual general meeting of the Company to be held on 10 October 2003 at 3 Finsbury Avenue, London agree:

(a) to the meeting being deemed to have been duly called and the resolutions referred to in the notice of meeting being proposed and passed as a special resolution notwithstanding that it is called by shorter notice than that required by the Companies Act 1985 or the Company's articles of association; and

(a) to accept copies of the Company's annual accounts and directors' report for the financial year ended 31 December 2002 and the auditors' report on those accounts notwithstanding that they were sent less than twenty-one days before the date of the annual general meeting.

....
duly authorised on behalf of
AMP Financial Services Holdings Limited
Date:

....
Fraser MacLennan-Pike
Date: 10-10-03.

File No. 82-34758

A.M.P. (U.K.) Public Limited Company
(" the Company")
Form of Proxy

We, **AMP Financial Services Holdings Limited**, of Level 24, 33 Alfred Street, Sydney, 2000, NSW, Australia, being a member of the above-named company, hereby appoint Sir Malcolm Bates, or failing him, Nicholas Toby Hiscock, or failing him, Sonia Whiteside, as our proxy to vote in our names and on our behalf at the annual general meeting of the Company to be held on 10 October 2003, and at any adjournment thereof.

SAPage
....
Sharyn Page, Company Secretary
duly authorised on behalf of
AMP Financial Services Holdings Limited
Date: 10 October 2003

A.M.P. (U.K.) Public Limited Company
(" the Company")
Form of Proxy

I, Fraser MacLennan-Pike, of Level 21, 33 Alfred Street, Sydney, New South Wales, Australia being a member of the above-named company, hereby appoint Roger Philip Yates, or failing him, Steven John O'Brien, as my proxy to vote in my name and on my behalf at the annual general meeting of the Company to be held on 10 October 2003, and at any adjournment thereof.

....
Fraser MacLennan-Pike
Date: 10-10-03.

COMPANY NO. 02072534

HHG PLC

(the ***Company***)

NOTICE OF EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting of the Company will be held at 3 Finsbury Avenue, London EC2M 2PA on 23rd October 2003 at 10 a.m./~~p.m.~~ to:

1. consider and, if thought fit, pass the special resolution set out below; and

2. consider whether any, and if so what, steps should be taken to deal with the fact that the net assets of the Company are less than half of the Company's called-up share capital.

SPECIAL RESOLUTION

THAT without prejudice to the adoption by the Company pursuant to a special resolution of the Company passed on 10 October 2003 of new articles of association of the Company, such articles of association to be adopted as the articles of association of the Company (i) conditionally upon the Scheme becoming Effective (where ***Scheme*** means the Scheme of Arrangement under part 5.1 of the Corporations Act (Australia) between AMP Limited (***AMPL***) and its shareholders and ***Effective*** means the coming into effect of the order of the court made under section 411(4)(b) of the Corporations Act (Australia) approving the Scheme, each as more fully described in the AMPL Explanatory Memorandum "Proposal to Demerge") and (ii) with effect from the date on which the Scheme becomes Effective:

(A) the Company's articles of association be altered by making the alterations set out in the print of the articles of association produced to the meeting and initialled for identification by the Chairman of the meeting;

(B) the authorised share capital of the Company be increased to £2,350,000,000 by the creation of 1,350,000,000 preferred ordinary shares of £1 each having the rights set out in the articles of association as amended pursuant to (A) above;

(C) the existing authorised but unissued share capital of £196,160,000 be designated as 196,160,000 preferred ordinary shares of £1 each having the rights set out in the articles of association as amended pursuant to (A) above; and

(D) in connection with and for the purposes of the proposed demerger (the ***Demerger***) of the Company from the AMPL group, to be implemented by way of the Scheme:

(i) in place of all existing authorities, the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the ***Act***) to allot relevant securities (within the meaning of section 80), in the form of preferred ordinary shares of £1 each having the rights

set out in the articles of association amended pursuant to (A) above, up to an aggregate nominal amount of £1,546,160,000 for a period expiring (unless previously renewed, varied or revoked by the Company in a general meeting) five years after the date on which this resolution is passed, but the Company may make an offer or agreement which would or might require such relevant securities to be allotted after expiry of this authority and the directors may allot such relevant securities in pursuance of that offer or agreement as if this authority had not expired; and

(ii) in place of all existing powers, the directors be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of s94(2) of the Act) for cash, pursuant to the authority conferred under (D) (i) above (the ***authority***), as if section 89(1) of the Act did not apply to the allotment. This power shall cease to have effect when the authority is revoked or (if not revoked) expires but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired,

with the intention that, in connection with the Demerger, the Company may reduce its share capital pursuant to Chapter IV of Part V of the Act, by cancelling and extinguishing all of the share capital allotted and issued pursuant to the authority set out in D (i) (above) together with a proportion of the issued ordinary share capital of the Company as at the date of this resolution (the ***Capital Reduction***) and that the Company will apply for an Order of the Court confirming such reduction and will undertake to the Court that:

(iii) if the Scheme is sanctioned inter alia that no payment be made to the shareholders of the Company in respect of the Capital Reduction unless and until an amount equal to not less than the issued share capital of the Company as at the date of this resolution less any amount of ordinary share capital of the Company left outstanding following the Capital Reduction has been paid up on new ordinary shares in the capital of the Company, such shares to be allotted and issued, credited as fully paid, inter alia to shareholders in AMPL (with the excess if any of the subscription amount so paid up over the amount represented by the product of the number of such shares multiplied by the nominal value of such shares being carried to the share premium account of the Company); and

(iv) if the Scheme is not sanctioned inter alia that an amount equal to not less than the issued share capital of the Company as at the date of this resolution less any amount of ordinary share capital of the Company left outstanding following the Capital Reduction be capitalised and used to pay up in full at par new ordinary shares in the capital of the Company, such shares to be allotted and issued, credited as fully paid, to AMP Financial Services Holding Limited (***AMPFSH***) and that some or all of the balance of the share capital so reduced will be repaid to AMPFSH,

and that in each case section 136(3) to (5) of the Act shall not apply as regards any class or any classes of creditors and, further, that no provision shall be made in respect of any creditor of the Company who at the effective date of the Capital Reduction is entitled to a debt or claim which, if that date were the commencement of the winding up of the Company, would be admissible in proof against the Company.

By order of the board

....
Secretary

Date: 22nd October 2003

Registered office: 4 Broadgate, London EC2M 2DA

Note:

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on a poll instead of him. A proxy need not be a member of the Company.

COMPANY NO. 02072534

HHG PLC

(the *Company*)

CONSENT TO SHORT NOTICE OF EGM

We, the undersigned, being a majority in number of the members of the Company having a right to attend and vote at the extraordinary general meeting of the Company to be held on 23rd October 2003 at 10 a.m./p.m. and together holding not less than 95 per cent. in nominal value of the shares giving that right, agree to:

(a) the meeting being deemed to have been duly called; and

(b) the resolution referred to in the notice of meeting being proposed and passed as a special resolution,

notwithstanding that the meeting is called by shorter notice than that required by the Companies Act 1985 or the Company's articles of association.

SA Page.
....
Sharyn Page, Company Secretary
For and on behalf of
AMP Financial Services Holdings Limited

Date:

....
Fraser MacLennan-Pike

Date:

COMPANY NO. 02072134

BHG PLC

(the *Company*)

CONSENT TO SHORT NOTICE OF EGM

We, the undersigned, being a majority in number of the members of the Company having a right to attend and vote at the extraordinary general meeting of the Company to be held on 23rd October 2003 at 10 a.m./p.m. and together holding not less than 95 per cent. in nominal value of the shares giving that right, agree to:

(a) the meeting being deemed to have been duly called; and

(b) the resolution referred to in the notice of meeting being proposed and passed as a special resolution,

notwithstanding that the meeting is called by shorter notice than that required by the Companies Act 1985 or the Company's articles of association.

....

For and on behalf of
AMP Financial Services Holdings Limited

Date:

....

Fraser MacLennan-Pike

Date: 22/10/03.

File No. 82-34758

HHG PLC

Form of Proxy

I, Fraser MacLennan-Pike, being a member of the above-named company, hereby appoint Nicholas Toby Hiscock, or failing him, Gerald Alistair Watson, as my proxy to vote in my name and on my behalf at the extraordinary general meeting of the Company to be held on 23rd October 2003, and at any adjournment thereof.

....
Fraser MacLennan-Pike
Date: 22/10/03.

HHG PLC

Form of Proxy

We, **AMP Financial Services Holdings Limited**, being a member of the above-named company, hereby appoint Sir Malcolm Bates, or failing him, Steven John O'Brien, as our proxy to vote in our name and on our behalf at the extraordinary general meeting of the Company to be held on 23rd October 2003, and at any adjournment thereof.

SAPage
....
Sharyn Page, Company Secretary
duly authorised on behalf of
AMP Financial Services Holdings Limited
Date:

COMPANY NO. 02072534

Certified as a true copy
CMGresham
HHG PLC Corporate
Financial Controller

HHG PLC

(the *Company*)

NOTICE OF EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting of the Company will be held at 4 Broadgate, London EC2M 2DA on 5 November 2003 at 12:00 p.m. to consider and, if thought fit, pass the following resolution which will be proposed as a special resolution.

SPECIAL RESOLUTION

THAT:

in connection with and for the purpose of the proposed demerger (the ***Demerger***) of the Company from the AMP Limited (***AMPL***) group, to be implemented by way of a scheme of arrangement between AMPL and its shareholders (***the Scheme***) the terms of which are set out in the Explanatory Memorandum issued by AMPL and dated 16 October 2003 a print of which has been produced to the meeting and signed by the chairman thereof for the purposes of identification:

(A) the capital of the Company be and is hereby reduced from £2,350,000,000 divided into 16,770,000 'A' Preference Shares of £1 each, 1,546,160,000 Preferred Ordinary Shares of £1 each, and 787,070,000 Ordinary Shares of £1 each to £27,200,000 divided into 27,200,000 Ordinary Shares of £1 each all of which will be issued and will be, or will be deemed to be, fully paid up by cancelling and extinguishing:

(i) 759,870,000 Ordinary Shares of £1 each registered in the name of AMPFSH;

(ii) all of the 'A' Preference Shares of £1 each registered in the name of London Life Limited (***London Life***);

(iii) all of the Preferred Ordinary Shares of £1 each registered in the name of AMP Financial Services Holdings Limited (***AMPFSH***) immediately prior to the effective hearing of the Company's Petition for confirmation of the said capital reduction; and

(iv) all of the authorised but unissued Preferred Ordinary Shares of £1 each in the capital of the Company,

said reduction of capital hereinafter being referred to as the ***Capital Reduction***;

if the Scheme becomes effective (and forthwith upon it becoming effective):

(i) the 27,200,000 Ordinary Shares of £1 each be sub-divided into 272,000,000 Ordinary Shares of 10 pence each;

(ii) the authorised share capital of the Company be increased from £27,200,000 to £200,000,000 by the creation of 1,728,000,000 Ordinary Shares of 10 pence each;

(iii) the reserve arising on the Capital Reduction becoming effective be applied as follows:

(a) an amount equal to the amount paid up on the 'A' Preference Shares plus any arrears or deficiency on the dividend thereon down to the effective date of the Capital Reduction, be repaid to London Life;

(b) £1,105,000,000 be repaid to AMPFSH conditionally upon an amount equal to not less than £776,640,000 (being the issued share capital of the Company as at 27 October 2003 less the amount of ordinary share capital left outstanding following the Capital Reduction) being received by the Company and used to pay up in full (together with a premium thereon) new Ordinary Shares of 10 pence each in the capital of the Company, such Ordinary Shares to be issued pursuant to the Scheme, credited as fully paid, to shareholders in AMPL; in the case of shareholders resident in Australia and certain other jurisdictions, to a depositary nominee; and in the case of ineligible shareholders, to a sale agent; and

(c) as to the balance remaining:

(1) first, to eliminate the deficit on the accumulated profit and loss account of the Company as at 31 December 2003; and

(2) second, to the extent that any amount of share capital remains to be applied, to credit the same to the accumulated profit and loss account of the Company as at 31 December 2003, the amount so credited to be treated as realised profit capable of being distributed,

(save to the extent and for so long as undertakings to the contrary effect are given to the Court);

(iv) the directors of the Company be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the ***Act***) to allot the Ordinary Shares referred to in sub-paragraph (B) (iii) (b) above, provided that (i) the maximum number of shares that may be allotted hereunder is 1,700,000,000, (ii) this authority shall expire on 5 November 2008, and (iii) this authority shall be in addition to and without prejudice to any other authority

granted pursuant to section 80 of the Act and in force on the date on which this resolution is passed; and

(v) the directors of the Company be and are hereby generally empowered pursuant to section 95 of the Act to allot relevant securities within the meaning of section 94(2) of the Act for cash, pursuant to the authority conferred by sub-paragraph (B)(iv) above as if section 89(1) of the Act did not apply to the allotment provided that this power shall expire on 5 November 2008; and

(C) if the Scheme lapses (and forthwith upon the Scheme lapsing):

(i) the authorised share capital of the Company be increased from £27,200,000 to £805,000,000 by the creation of 777,800,000 Ordinary Shares of £1 each;

(ii) the reserve arising on the Capital Reduction becoming effective be applied as follows:

(a) an amount equal to the amount paid up on the 'A' Preference Shares plus any arrears or deficiency on the dividend thereon down to the effective date of the Capital Reduction, be repaid to London Life;

(b) an amount equal to the aggregate of (i) £776,640,000 (being the issued share capital of the Company as at 27 October 2003 less any amount of ordinary share capital left outstanding following the Capital Reduction), and (ii) the amount of any arrears or deficiency on the dividend on the 'A' Preference Shares down to the effective date of the Capital Reduction, be capitalised and applied to pay up in full new Ordinary Shares of £1 each in the capital of the Company such Ordinary Shares to be issued, credited as fully paid, to AMPFSH;

(c) such amount as is agreed between the Company and AMPFSH (but not to exceed the amount of consideration paid by AMPFSH in respect of the allotment to it of Preferred Ordinary Shares of £1 each in the capital of the Company where such Preferred Ordinary Shares are allotted to AMPFSH on or after the date of this resolution but before the time of the effective hearing of the Company's Petition for confirmation of the Capital Reduction), be repaid to AMPFSH; and

(d) as to the balance remaining:

(1) first, to eliminate the deficit on the accumulated profit and loss account of the Company as at 31 December 2003; and

(2) second, to the extent that any amount of share capital remains to be applied, to credit the same to the accumulated profit and loss account of the Company as at 31 December 2003, the amount so credited to be treated as realised profit capable of being distributed,

(save to the extent and for so long as undertakings to the contrary effect are given to the Court);

(iii) the directors of the Company be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Act to allot the Ordinary Shares referred to in sub-paragraph (C) (ii) (b) above, provided that (i) the maximum number of shares that may be allotted hereunder is 777,800,000, (ii) this authority shall expire on 5 November 2008, and (iii) this authority shall be in addition to and without prejudice to any other authority granted pursuant to section 80 of the Act and in force on the date on which this resolution is passed; and

(iv) the directors of the Company be and are hereby generally empowered pursuant to section 95 of the Act to allot relevant securities within the meaning of section 94(2) of the Act for cash, pursuant to the authority conferred by sub-paragraph (C)(iii) above as if section 89(1) of the Act did not apply to the allotment provided that this power shall expire on 5 November 2008 ."

By order of the board

[signature]
Secretary

Date: 5th November 2003

Registered office: 4 Broadgate, London EC2M 2DA

Note:

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on a poll instead of him. A proxy need not be a member of the Company.

MVT2 Late
5 November, 2003

Message and recommendation from the Directors

We believe that the key benefit of the Proposal to Demerge is that it will help unlock the underlying value of AMP and HHG. We believe this value is more likely to be fully reflected in the share prices of the two companies than in the share price of AMP under the current structure. Other important benefits of the Proposal to Demerge are that:

- the Demerger will create separate, regional businesses: AMP in Australasia and HHG in the United Kingdom. Each of AMP and HHG will primarily be focused on its home market and will pursue an independent strategy that is consistent with its strengths and capabilities;
- the Demerger will simplify AMP and HHG's structure, which we believe will be easier for AMP Shareholders and the broader financial community to understand and evaluate;
- AMP and HHG will have separate listings, separate trading values and direct access to capital markets. We believe this will provide more flexibility for each company to participate in industry consolidation; and
- by creating two separate entities in two specific regions, we believe more investors will be attracted to invest in either AMP or HHG. Existing AMP Shareholders will be able to choose whether to continue to invest in AMP or HHG, or both.

The Proposal to Demerge also has some disadvantages and risks. The benefits, disadvantages and risks are all set out in section 2 and you should read this section carefully. We believe that the benefits of the Proposal to Demerge outweigh the disadvantages and risks.

We consider that the Proposal to Demerge is the best way to respond to the challenges facing the AMP Group and to maximise the value of AMP's businesses for the benefit of AMP's Shareholders. However, you – the AMP Shareholders – will decide whether the Proposal to Demerge goes ahead. We all recommend that you vote for the Proposal to Demerge. Before you vote, please read this document carefully. It provides details of significant changes to the way in which you currently hold your investment in AMP's businesses if the Demerger proceeds.

If the Proposal to Demerge proceeds, AMP will undertake a rights offer to AMP Shareholders to fund the redemption of the Reset Preferred Securities. You should read carefully the AMP Rights Offer Prospectus that will be sent to AMP Shareholders shortly, which sets out the terms of the proposed rights offer. If you choose to participate in the AMP Rights Offer, you will have the opportunity to acquire new AMP Shares at a 10% discount to the price set in an institutional bookbuild for the AMP Rights Offer shortfall. If you are not entitled to participate, or do not take up your rights under the AMP Rights Offer, you will receive a cash payment.

Your vote is important. For the Demerger to proceed, the Scheme must be approved by a majority in number of AMP Shareholders voting (either in person or by proxy), and by at least 75% of the votes cast on the Demerger Resolution. In addition, the Capital Adjustment Resolution must be approved by a majority of at least 50% of the votes cast on that resolution. We strongly encourage you to vote.

Signed at Sydney on 16 October 2003

Peter Willcox (Chairman)	Andrew Mohl (Chief Executive Officer)	Richard Grellman	Roger Patrick (Pat) Handley
Meredith Hellicar	Lord Killearn	Nora Scheinkestel	Roger Yates

COMPANY NO. 02072534 RECEIVED

2004 APR 19 A 9:28

OFFICE OF INTERN HHG PLC
CORPORATE FINANCE

(the *Company*)

Certified as a true copy
[signature]
HHG PLC Corporate
Financial Controller.

CONSENT TO SHORT NOTICE OF EGM

We, the undersigned, being a majority in number of the members of the Company having a right to attend and vote at the extraordinary general meeting of the Company to be held on 5 November 2003 at 12.00 ~~a.m.~~/p.m. and together holding not less than 95 per cent. in nominal value of the shares giving that right, agree to:

(a) the meeting being deemed to have been duly called; and

(b) the resolution referred to in the notice of meeting being proposed and passed as a special resolution,

notwithstanding that the meeting is called by shorter notice than that required by the Companies Act 1985 or the Company's articles of association.

[signature]
AMP Financial Services Holdings Limited

Date: 5 November, 2003

M K Taylor [signature]
Name:
as attorney for
Fraser MacLennan-Pike
As nominee for
AMP Financial Services Holdings Limited

Date: 5 November 2003

COMPANY NO. 02072534

HHG PLC

(the *Company*)

NOTICE OF EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting of the Company will be held at 4 Broadgate, London EC2M 2DA on 17 December 2003 at 11.00am to consider and, if thought fit, pass the following resolution which will be proposed as a special resolution.

SPECIAL RESOLUTION

THAT:

(A) the authorised share capital of the Company be and it is hereby increased from £200,000,000 divided into 2,000,000,000 Ordinary Shares of 10 pence each to £425,000,000 divided into 4,250,000,000 Ordinary Shares of 10 pence each, by the creation of 2,250,000,000 Ordinary Shares of 10 pence each ranking equally in all respects with the existing Ordinary Shares of 10 pence each in the capital of the Company;

(B) the Directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the *Act*) to allot (i) shares in the Company and (ii) rights to subscribe for or convert into shares in the Company, up to an aggregate nominal amount of £240,000,000 provided that this authority shall:

(i) unless previously renewed, varied or revoked by the Company in general meeting, expire on 16 December 2008, save that the Company may before the expiry of such period make an offer or agreement which would or might require relevant securities (within the meaning of section 80 of the Act) to be allotted after the expiry of this authority and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired; and

(ii) be in addition to and without prejudice to any other authority granted pursuant to section 80 of the Act and in force on the date on which this resolution is passed;

(C) the directors of the Company be and are hereby generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash, pursuant to the authority conferred by paragraph (B) above as if section 89(1) of the Act did not apply to the allotment provided that this power:

(i) shall expire on 16 December 2008, save that the Company may before the expiry of such period make an offer or agreement which would or might require equity securities (within the meaning of section 94(2) of the Act) to be allotted after the expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(ii) shall be in addition to any other power granted pursuant to section 95 of the Act and in force on the date on which this resolution is passed;

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in paragraph (C) above the words "pursuant to the authority conferred by paragraph (B) above" were omitted; and

(D) the articles of association of the Company be amended as follows with immediate effect:

(i) Article 12 be amended by the insertion in the seventh line after the words "which is an allotment" and before the words "by virtue of" of the words "of equity securities"; and by the replacement in the eighth line of the abbreviation "s" before "94(3A)" with the word "section"; and

(ii) Article 14 be amended by the deletion in the fifteenth line of the word "overseas", immediately before the word "territory".

By order of the board

....
Secretary

Date: ....

Registered office: 4 Broadgate, London EC2M 2DA

Note:

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on a poll instead of him. A proxy need not be a member of the Company.

HHG PLC

Form of Proxy

We, **AMP Financial Services Holdings Limited**, being a member of the above-named company, hereby appoint Sir Malcolm Bates, or failing him, Jonathan Stephen Moss, as our proxy to vote in our name and on our behalf at the extraordinary general meeting of the Company to be held on 17 December 2003, and at any adjournment thereof.

....
duly authorised on behalf of
AMP Financial Services Holdings Limited
Date: 17 DECEMBER 2003

HHG PLC

Form of Proxy

I, Fraser MacLennan-Pike, being a member of the above-named company, hereby appoint Margaret Taylor, or failing her, David Sam Di Francesco, as my proxy to vote in my name and on my behalf at the extraordinary general meeting of the Company to be held on 17 December 2003, and at any adjournment thereof.

....

Fraser MacLennan-Pike

Date: 17 December 2003.

AMP (UK) PUBLIC LIMITED COMPANY

ANNUAL GENERAL MEETING – Thursday 18 July 2002
at 3 Finsbury Avenue, London EC2M 2PA

PRESENT : Shareholders represented as follows:-
AMP Financial Services Holdings Limited - by Sir Malcolm Bates (proxy held)
AMP Life Limited – by Mr G A Watson (proxy held)

1. Notice of Annual General Meeting

It was agreed that the Notice of the Meeting be taken as read.

2. Accounts

IT WAS RESOLVED:

THAT the Report of the Directors and the Audited Accounts for the year ended 31 December 2001 be received.

4. Re-appointment of Auditors

IT WAS RESOLVED:

THAT Ernst & Young be re-appointed Auditors of the Company to hold office until the conclusion of the next General Meeting at which Accounts are laid before the Company.

....
Chairman

File No. 82-34758

AMP (UK) PLC

EXTRAORDINARY GENERAL MEETING –Monday 30th June 2003
at 3 Finsbury Avenue London

PRESENT	:	Shareholders represented as follows:- AMP Financial Services Holdings Limited - by Mr C McGlasham Fraser MacLennan-Pike – by Mr S Smith
IN ATTENDANCE		Mr G A Watson – by telephone

Notice of Extraordinary General Meeting

It was agreed that the Notice of the Meeting be taken as read.

ORDINARY RESOLUTION

IT WAS RESOLVED:

1. **THAT** in place of all existing authorities the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to allot relevant securities (within the meaning of section 80) up to £248,930,000 for a period expiring (unless previously renewed varied or revoked by the Company in general meeting) five years after the date on which this resolution is passed but the Company may make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.

SPECIAL RESOLUTION

2. **THAT** subject to the passing of resolution numbered 1 in the notice of the meeting the directors be generally empowered pursuant to section 95 of the Companies Act 1985 (the ***Act***) to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by the resolution numbered 1 in the notice of the meeting (the ***authority***) as if section 89(1) of the Act did not apply to the allotment. This power expires five years after the date on which this resolution is passed but

the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired.

J McGlashan
....
Chairman

AMP (UK) PUBLIC LIMITED COMPANY

ANNUAL GENERAL MEETING – Thursday 10 October 2003
at 4 Broadgate, London EC2

PRESENT : Shareholders represented as follows:-
AMP Financial Services Holdings Limited - by Mr N T Hiscock (proxy held)
Fraser MacLennan-Pike – by Mr R P Yates (proxy held)

Ms M Taylor, Dawn Legal Workstream Leader

1. **Notice of Annual General Meeting**

It was agreed that the Notice of the Meeting be taken as read.

ORDINARY RESOLUTIONS

It was noted that the audited accounts of the Company and the directors' report for the year ended 31 December 2002 and the auditors' report thereon were not yet available.

2. IT WAS RESOLVED that, pursuant to the power set out in article 74 of the Company's articles of association, the maximum aggregate remuneration which may be paid to the non-executive directors of the Company for their services shall be increased to £700,000 per annum.

3. IT WAS RESOLVED that Ernst & Young be re-appointed Auditors of the Company to hold office until the conclusion of the next General Meeting at which Accounts are laid before the Company.

4. IT WAS RESOLVED to authorise the directors to agree the auditors' remuneration.

SPECIAL RESOLUTIONS

5. IT WAS RESOLVED that the name of the Company be changed to HHG PLC.

6. IT WAS RESOLVED that the Company's memorandum of association be altered with respect to the statement of the Company's objects by making the alterations set out on the print of the memorandum of association produced to the meeting marked "A" and initialled for identification by the chairman of the meeting

7. IT WAS RESOLVED that, conditional upon the Scheme becoming Effective (where "Scheme" means the Scheme of Arrangement under part 5.1 of the Corporations Act (Australia) between AMP Limited and its shareholders, and

"Effective" means the coming into effect of the order of the court made under section 411(4)(b) of the Corporations Act (Australia) approving the Scheme, each as more fully described in the AMP Limited Explanatory Memorandum – Proposal to Demerge), the regulations in the form of the print produced to the meeting marked "B" and initialled for identification by the chairman of the meeting be adopted as the new articles of association of the Company to replace in their entirety the existing articles of association of the Company, with effect from the date on which the Scheme becomes Effective.

The meeting was adjourned at this point due to the audited accounts of the Company and the directors' report for the year ended 31 December 2002 and the auditors' report thereon not being available.

The Meeting was reconvened on 16 October 2003 at the same venue with the same shareholder representatives being present but with G A Watson (Company Secretary) also present.

ORDINARY RESOLUTIONS

8. IT WAS RESOLVED to receive the audited accounts of the Company and the directors' report for the year ended 31 December 2002 and the auditors' report thereon.

Chairman

HHG PLC

(the *Company*)

Minutes of an extraordinary general meeting of the Company held at 3 Finsbury Avenue, London EC2M 2PA on 23rd October 2003 at 10.00a.m.

PRESENT:	Sir Malcolm Bates (Chairman) as proxy for AMP Financial Services Holdings Limited
	Gerald Watson as proxy for Fraser Maclennan-Pike
IN ATTENDANCE:	Robert Stirling, Freshfields Solicitors – by telephone Rebecca Girvan, Freshfields Solicitors – by telephone

NOTICE AND QUORUM

It was reported that notice of the meeting had been given to all those entitled to receive it and that the requisite majority of members had consented to the meeting being called on short notice. It was noted that a quorum was present and the meeting proceeded to business. With the consent of the members present by proxy, the notice of the meeting (the *Notice*) was taken as read.

VOTING

1. The Chairman put to the meeting the resolution in the Notice and, on a poll, declared it passed unanimously as special resolution.

SERIOUS LOSS OF CAPITAL

2. The Chairman explained that the directors had become aware from the 30 June 2003 position reported to them at a board meeting on 30 September 2003 that the net assets of the Company were less than half of its called-up share capital (the ***serious loss of capital***). The board had therefore been required by section 142 of the Companies Act 1985 to call an extraordinary general meeting of the Company for the purpose of considering whether any, and if so what, steps should be taken to deal with the serious loss of capital.

3. The Chairman explained that the serious loss of capital would be rectified by the proposed subscriptions by AMP Financial Services Holdings Limited for approximately £1,348 million new preferred ordinary shares during the restructuring of the Company's group as part of the demerger of the Company and its subsidiaries from AMP Limited and that the subsequent steps in relation to the proposed demerger would not result in a serious loss of capital.

CLOSE OF BUSINESS

4. There being no further business, the meeting closed.

.... 30 OCT 03

Chairman

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

HHG PLC

COMPANY NO. 02072534

At a general meeting of the Company on 23rd October 2003, the following resolution was passed as a special resolution:

SPECIAL RESOLUTION

THAT without prejudice to the adoption by the Company pursuant to a special resolution of the Company passed on 10 October 2003 of new articles of association of the Company, such articles of association to be adopted as the articles of association of the Company (i) conditionally upon the Scheme becoming Effective (where ***Scheme*** means the Scheme of Arrangement under part 5.1 of the Corporations Act (Australia) between AMP Limited (***AMPL***) and its shareholders and ***Effective*** means the coming into effect of the order of the court made under section 411(4)(b) of the Corporations Act (Australia) approving the Scheme, each as more fully described in the AMPL Explanatory Memorandum "Proposal to Demerge") and (ii) with effect from the date on which the Scheme becomes Effective:

(A) the Company's articles of association be altered by making the alterations set out in the print of the articles of association produced to the meeting and initialled for identification by the Chairman of the meeting;

(B) the authorised share capital of the Company be increased to £2,350,000,000 by the creation of 1,350,000,000 preferred ordinary shares of £1 each having the rights set out in the articles of association as amended pursuant to (A) above;

(C) the existing authorised but unissued share capital of £196,160,000 be designated as 196,160,000 preferred ordinary shares of £1 each having the rights set out in the articles of association as amended pursuant to (A) above; and

(D) in connection with and for the purposes of the proposed demerger (the ***Demerger***) of the Company from the AMPL group, to be implemented by way of the Scheme:

(i) in place of all existing authorities, the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the ***Act***) to allot relevant securities (within the meaning of

section 80), in the form of preferred ordinary shares of £1 each having the rights set out in the articles of association amended pursuant to (A) above, up to an aggregate nominal amount of £1,546,160,000 for a period expiring (unless previously renewed, varied or revoked by the Company in a general meeting) five years after the date on which this resolution is passed, but the Company may make an offer or agreement which would or might require such relevant securities to be allotted after expiry of this authority and the directors may allot such relevant securities in pursuance of that offer or agreement as if this authority had not expired; and

(ii) in place of all existing powers, the directors be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of s94(2) of the Act) for cash, pursuant to the authority conferred under (D) (i) above (the ***authority***), as if section 89(1) of the Act did not apply to the allotment. This power shall cease to have effect when the authority is revoked or (if not revoked) expires but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired,

with the intention that, in connection with the Demerger, the Company may reduce its share capital pursuant to Chapter IV of Part V of the Act, by cancelling and extinguishing all of the share capital allotted and issued pursuant to the authority set out in D (i) (above) together with a proportion of the issued ordinary share capital of the Company as at the date of this resolution (the ***Capital Reduction***) and that the Company will apply for an Order of the Court confirming such reduction and will undertake to the Court that:

(iii) if the Scheme is sanctioned inter alia that no payment be made to the shareholders of the Company in respect of the Capital Reduction unless and until an amount equal to not less than the issued share capital of the Company as at the date of this resolution less any amount of ordinary share capital of the Company left outstanding following the Capital Reduction has been paid up on new ordinary shares in the capital of the Company, such shares to be allotted and issued, credited as fully paid, inter alia to shareholders in AMPL (with the excess if any of the subscription amount so paid up over the amount represented by the product of the number of such shares multiplied by the nominal value of such shares being carried to the share premium account of the Company); and

(iv) if the Scheme is not sanctioned inter alia that an amount equal to not less than the issued share capital of the Company as at the date of this resolution less any amount of ordinary share capital of the Company left outstanding following the Capital Reduction be capitalised and used to pay up in full at par new ordinary shares in the capital of the Company, such shares to be allotted and issued, credited as fully paid,

to AMP Financial Services Holding Limited (***AMPFSH***) and that some or all of the balance of the share capital so reduced will be repaid to AMPFSH,

and that in each case section 136(3) to (5) of the Act shall not apply as regards any class or any classes of creditors and, further, that no provision shall be made in respect of any creditor of the Company who at the effective date of the Capital Reduction is entitled to a debt or claim which, if that date were the commencement of the winding up of the Company, would be admissible in proof against the Company.

....

~~Director~~/Secretary

HHG PLC

(the ***Company***)

Minutes of an extraordinary general meeting of the Company held at 4 Broadgate, London EC2M 2DA on 5 November 2003 at 12:00 p.m.

PRESENT:	Sir Malcolm Bates (Chairman) as proxy for AMP Financial Services Holdings Limited Gerald Watson (Company Secretary) as attorney for Fraser Maclennan-Pike
IN ATTENDANCE:	David di Francesco Chris McGlasham Margaret Taylor Robert Stirling, Freshfields James Barabas, Freshfields

NOTICE AND QUORUM

It was reported that notice of the meeting had been given to all those entitled to receive it and that the requisite majority of members had consented to the meeting being called at short notice. It was noted that a quorum was present and the meeting proceeded to business. With the consent of the member present by proxy, the notice of the meeting (the ***Notice***) was taken as read.

BACKGROUND

1. The Chairman explained that:

(a) AMP Limited (***AMPL***), the ultimate holding company of the AMP group, is proposing to demerge its Northern Hemisphere businesses (the ***Demerger***) and that it is intended that the Company will become the new holding company of the Northern Hemisphere businesses;

(b) it is proposed that the Demerger will be implemented by way of a series of capital restructurings including a reduction of capital of AMPL, a scheme of arrangement between AMPL and its shareholders, and a reduction of capital of the Company;

(c) on 23 October 2003 the Company's shareholders passed a special resolution increasing the authorised share capital of the Company to £2,350,000,000 by the creation of 1,350,000,000 Preferred Ordinary Shares of £1 each (the ***Capital Increase***) and that it is intended that AMPL will procure that between the date of the Capital Increase and the hearing of the Company's petition to

confirm the proposed reduction of capital (the ***Petition***), approximately £1,348,000,000 in new capital will be made available to the Company by way of subscriptions for new Preferred Ordinary Shares by AMP Financial Services Holdings Limited (***AMPFSH***);

(d) the new capital is being made available for the purpose of the Demerger;

(e) it is now proposed that the shareholders of the Company pass a special resolution (the ***Reduction Resolution***) to reduce this new share capital together with almost all of the existing share capital of the Company such that the Company will be left with share capital of £27,200,000 divided into 27,200,000 Ordinary Shares of £1 each all of which will be issued and will be, or will be deemed to be, fully paid up, by cancelling and extinguishing all of the authorised and issued share capital of the Company (except for the £27,200,000 of Ordinary Shares held by or on behalf of AMPFSH (the ***Capital Reduction***));

(f) it is further proposed that the shareholders of the Company execute a consent (the ***Consent***) in respect of each and every variation, modification or abrogation of the rights, privileges and restrictions attaching to their shares as is or may be involved in the passing of the Reduction Resolution;

(g) depending upon whether the Scheme becomes effective (such that the Demerger goes ahead) or lapses (such that the Demerger does not go ahead) the reserve arising on the reduction of capital will be applied for different purposes and accordingly:

(i) if the Scheme becomes effective, the capital reduced will in part be repaid to the Company's shareholders being London Life Limited (in respect of the cancellation of the 'A' Preference Shares) and AMPFSH, conditionally upon an amount equal to not less than £776,640,000 (being the issued share capital of the Company as at 27 October 2003 less the amount of ordinary share capital left outstanding following the Capital Reduction) being received by the Company and used to pay up in full (together with a premium thereon) new Ordinary Shares of 10 pence each in the capital of the Company, such Ordinary Shares to be issued pursuant to the Scheme, credited as fully paid, to shareholders in AMPL, to the depositary nominee or to the sale agent (as the case may be) and the balance will be used to reduce the adverse balance on the Company's accumulated profit and loss account and (if any remains) to create distributable reserves; and

(ii) if the Scheme lapses, the reserve arising on the Capital Reduction will in part be repaid to the Company's shareholders being London Life Limited (in respect of the cancellation of the 'A' Preference Shares) and AMPFSH, conditionally upon an amount equal to the aggregate of (i) £776,640,000 (being the issued share capital of the Company as at 27 October 2003 less the amount of ordinary share capital left outstanding following the Capital Reduction), and (ii) the amount of any arrears or deficiency on the dividend on the 'A' Preference Shares down to the effective date of the Capital Reduction, being capitalised

and applied to pay up in full new Ordinary Shares of £1 each in the capital of the Company such Ordinary Shares to be issued, credited as fully paid, to AMPFSH and the balance will be used to reduce the adverse balance on the Company's accumulated profit and loss account and (if any remains) to create distributable reserves,

in each case as more particularly set out in the Reduction Resolution;

(h) if the Scheme becomes effective, the Company's Ordinary Shares of £1 each will be sub-divided into Ordinary Shares of 10 pence each;

(i) it was proposed that the Company seek the authority of shareholders pursuant to section 80 of the Act to allot the shares required to be issued to AMPL shareholders (if the Scheme becomes effective) or to AMPFSH (if the Scheme lapses) and to seek power to do so, in accordance with section 95 of the Act, for cash, and on a non pre-emptive basis;

(j) subject to the Company's shareholders passing the Reduction Resolution, the Company would make an application to Court for a hearing of the Company's Petition for an Order confirming the Capital Reduction and that he would sign a witness statement in support of the Petition;

(k) a number of the creditors of the Company had consented to the proposed Capital Reduction. However, as the Court will be concerned to see that creditors are protected, the Company may be required to offer undertakings to create a special reserve on its balance sheet that would be non-distributable for so long as there remained extant amounts owing to creditors of the Company as at the effective date of the Capital Reduction. Nevertheless, because at the end of the capital restructuring (whether or not the Scheme becomes effective) the share capital of the Company will be restored to at least the level that existed prior to the transactions as a whole (described above), it was hoped that the Court will agree that no further measures for the protection of creditors (for example an undertaking to create a special reserve) will be required;

(l) the hearing of the Petition will be advertised in the national press so as to put creditors of the Company on notice of the proposed Capital Reduction and such creditors will be permitted to be heard at the hearing of the Petition if they wish to oppose the Capital Reduction; and

(m) if the Capital Reduction is confirmed by the Court, the Company will undertake to the Court (i) to comply with the terms of the Reduction Resolution, and (ii) not to repay any part of the reserve arising pending the Scheme becoming effective or lapsing (as the case may be).

DOCUMENTS PRODUCED TO THE MEETING

2. The following documents were produced to the meeting:

(a) the Notice of EGM setting out the Special Resolution;

(b) a consent to short notice; and

(c) the Consent.

RESOLUTIONS

3. The Chairman put to the meeting the resolution in the Notice and, on show of hands, declared it passed unanimously as a special resolution.

CONSENTS

4. The Chairman reported that the Consent had been signed.

FILINGS

5. The secretary of the Company was instructed forthwith to arrange for the filing of the Special Resolution with the Registrar of the Companies within the statutory period.

CLOSE OF BUSINESS

6. There being no further business, the meeting closed.

....
Chairman

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

HHG PLC

COMPANY NO. 02072534

At a general meeting of the Company on 5 November 2003, the following resolution was passed as a special resolution:

SPECIAL RESOLUTION

THAT:

in connection with and for the purpose of the proposed demerger (the ***Demerger***) of the Company from the AMP Limited (***AMPL***) group, to be implemented by way of a scheme of arrangement between AMPL and its shareholders (*the* ***Scheme***) the terms of which are set out in the Explanatory Memorandum issued by AMPL and dated 16 October 2003 a print of which has been produced to the meeting and signed by the chairman thereof for the purposes of identification:

(A) the capital of the Company be and is hereby reduced from £2,350,000,000 divided into 16,770,000 'A' Preference Shares of £1 each, 1,546,160,000 Preferred Ordinary Shares of £1 each, and 787,070,000 Ordinary Shares of £1 each to £27,200,000 divided into 27,200,000 Ordinary Shares of £1 each all of which will be issued and will be, or will be deemed to be, fully paid up by cancelling and extinguishing:

(i) 759,870,000 Ordinary Shares of £1 each registered in the name of AMPFSH;

(ii) all of the 'A' Preference Shares of £1 each registered in the name of London Life Limited (***London Life***);

(iii) all of the Preferred Ordinary Shares of £1 each registered in the name of AMP Financial Services Holdings Limited (***AMPFSH***) immediately prior to the effective hearing of the Company's Petition for confirmation of the said capital reduction; and

(iv) all of the authorised but unissued Preferred Ordinary Shares of £1 each in the capital of the Company,

said reduction of capital hereinafter being referred to as the ***Capital Reduction***;

(B) if the Scheme becomes effective (and forthwith upon it becoming effective):

(i) the 27,200,000 Ordinary Shares of £1 each be sub-divided into 272,000,000 Ordinary Shares of 10 pence each;

(ii) the authorised share capital of the Company be increased from £27,200,000 to £200,000,000 by the creation of 1,728,000,000 Ordinary Shares of 10 pence each;

(iii) the reserve arising on the Capital Reduction becoming effective be applied as follows:

(a) an amount equal to the amount paid up on the 'A' Preference Shares plus any arrears or deficiency on the dividend thereon down to the effective date of the Capital Reduction, be repaid to London Life;

(b) £1,105,000,000 be repaid to AMPFSH conditionally upon an amount equal to not less than £776,640,000 (being the issued share capital of the Company as at 27 October 2003 less the amount of ordinary share capital left outstanding following the Capital Reduction) being received by the Company and used to pay up in full (together with a premium thereon) new Ordinary Shares of 10 pence each in the capital of the Company, such Ordinary Shares to be issued pursuant to the Scheme, credited as fully paid, to shareholders in AMPL; in the case of shareholders resident in Australia and certain other jurisdictions, to a depositary nominee; and in the case of ineligible shareholders, to a sale agent; and

(c) as to the balance remaining:

(1) first, to eliminate the deficit on the accumulated profit and loss account of the Company as at 31 December 2003; and

(2) second, to the extent that any amount of share capital remains to be applied, to credit the same to the accumulated profit and loss account of the Company as at 31 December 2003, the amount so credited to be treated as realised profit capable of being distributed,

(save to the extent and for so long as undertakings to the contrary effect are given to the Court);

(iv) the directors of the Company be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the ***Act***) to allot the Ordinary Shares referred to in sub-paragraph (B) (iii) (b) above, provided that (i) the maximum number of shares that may be allotted hereunder is 1,700,000,000, (ii) this authority shall expire on 5 November 2008, and (iii) this authority shall be in addition to and without prejudice to any other authority granted pursuant to section 80 of the Act and in force on the date on which this resolution is passed; and

(v) the directors of the Company be and are hereby generally empowered pursuant to section 95 of the Act to allot relevant securities within the meaning of section 94(2) of the Act for cash, pursuant to the authority conferred by sub-paragraph (B)(iv) above as if section 89(1) of the Act did not apply to the allotment provided that this power shall expire on 5 November 2008; and

(C) if the Scheme lapses (and forthwith upon the Scheme lapsing):

(i) the authorised share capital of the Company be increased from £27,200,000 to £805,000,000 by the creation of 777,800,000 Ordinary Shares of £1 each;

(ii) the reserve arising on the Capital Reduction becoming effective be applied as follows:

(a) an amount equal to the amount paid up on the 'A' Preference Shares plus any arrears or deficiency on the dividend thereon down to the effective date of the Capital Reduction, be repaid to London Life;

(b) an amount equal to the aggregate of (i) £776,640,000 (being the issued share capital of the Company as at 27 October 2003 less any amount of ordinary share capital left outstanding following the Capital Reduction), and (ii) the amount of any arrears or deficiency on the dividend on the 'A' Preference Shares down to the effective date of the Capital Reduction, be capitalised and applied to pay up in full new Ordinary Shares of £1 each in the capital of the Company such Ordinary Shares to be issued, credited as fully paid, to AMPFSH;

(c) such amount as is agreed between the Company and AMPFSH (but not to exceed the amount of consideration paid by AMPFSH in respect of the allotment to it of Preferred Ordinary Shares of £1 each in the capital of the Company where such Preferred Ordinary Shares are allotted to AMPFSH on or after the date of this resolution but before the time of the effective hearing of the Company's Petition for confirmation of the Capital Reduction), be repaid to AMPFSH; and

(d) as to the balance remaining:

(1) first, to eliminate the deficit on the accumulated profit and loss account of the Company as at 31 December 2003; and

(2) second, to the extent that any amount of share capital remains to be applied, to credit the same to the accumulated profit and loss account of the Company as at 31 December 2003, the amount so credited to be treated as realised profit capable of being distributed,

(save to the extent and for so long as undertakings to the contrary effect are given to the Court);

(iii) the directors of the Company be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Act to allot the Ordinary Shares referred to in sub-paragraph (C) (ii) (b) above, provided that (i) the maximum number of shares that may be allotted hereunder is 777,800,000, (ii) this authority shall expire on 5 November 2008, and (iii) this authority shall be in addition to and without prejudice to any other authority granted pursuant to section 80 of the Act and in force on the date on which this resolution is passed; and

(iv) the directors of the Company be and are hereby generally empowered pursuant to section 95 of the Act to allot relevant securities within the meaning of section 94(2) of the Act for cash, pursuant to the authority conferred by sub-paragraph (C)(iii) above as if section 89(1) of the Act did not apply to the allotment provided that this power shall expire on 5 November 2008 .

....

~~Director~~/Secretary

Presented by:
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
(Reference: RWS/JB 108908-0069 ext 7696)

HHG PLC

(the *Company*)

Minutes of an extraordinary general meeting of the Company held at 4 Broadgate, London, EC2M 2DA on 17 December 2003 at 11.00am

PRESENT:	Sir Malcolm Bates	Representing AMP Financial Services Holdings Limited
	Margaret Taylor	Representing Fraser MacLennan-Pike
IN ATTENDANCE:	Gerald Watson	Secretary

NOTICE AND QUORUM

It was reported that notice of the meeting had been given to all those entitled to receive it and that the requisite majority of members had consented to the meeting being called on short notice. It was noted that a quorum was present and the meeting proceeded to business. With the consent of the members present by proxy, the notice of the meeting (the ***Notice***) was taken as read.

VOTING

1. The Chairman put to the meeting the resolution in the Notice and, on a show of hands, declared it passed unanimously as special resolution.

CLOSE OF BUSINESS

2. There being no further business, the meeting closed.

M Bates
....
Chairman 17 December, 2003

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

HHG PLC

COMPANY NO. 02072534

At a general meeting of the Company on 17 December 2003, the following resolution was passed as a special resolution:

SPECIAL RESOLUTION

THAT:

(A) the authorised share capital of the Company be and it is hereby increased from £200,000,000 divided into 2,000,000,000 Ordinary Shares of 10 pence each to £425,000,000 divided into 4,250,000,000 Ordinary Shares of 10 pence each, by the creation of 2,250,000,000 Ordinary Shares of 10 pence each ranking equally in all respects with the existing Ordinary Shares of 10 pence each in the capital of the Company;

(B) the Directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the ***Act***) to allot (i) shares in the Company and (ii) rights to subscribe for or convert into shares in the Company, up to an aggregate nominal amount of £240,000,000 provided that this authority shall:

(i) unless previously renewed, varied or revoked by the Company in general meeting, expire on 16 December 2008, save that the Company may before the expiry of such period make an offer or agreement which would or might require relevant securities (within the meaning of section 80 of the Act) to be allotted after the expiry of this authority and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired; and

(ii) be in addition to and without prejudice to any other authority granted pursuant to section 80 of the Act and in force on the date on which this resolution is passed;

(C) the directors of the Company be and are hereby generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash, pursuant to the authority conferred by paragraph (B) above as if section 89(1) of the Act did not apply to the allotment provided that this power:

(i) shall expire on 16 December 2008, save that the Company may before the expiry of such period make an offer or agreement which would or might require equity securities (within the meaning of section 94(2) of the Act) to be allotted after the expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(ii) shall be in addition to any other power granted pursuant to section 95 of the Act and in force on the date on which this resolution is passed;

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in paragraph (C) above the words "pursuant to the authority conferred by paragraph (B) above" were omitted; and

(D) the articles of association of the Company be amended as follows with immediate effect:

(i) Article 12 be amended by the insertion in the seventh line after the words "which is an allotment" and before the words "by virtue of" of the words "of equity securities"; and by the replacement in the eighth line of the abbreviation "s" before "94(3A)" with the word "section"; and

(ii) Article 14 be amended by the deletion in the fifteenth line of the word "overseas", immediately before the word "territory".

....

~~Director~~/Secretary

Presented by:

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
Ref: RWS/JB (x 7696)

HHG PLC

("the Company")

Consent to Short Notice of EGM

We, the undersigned, being a majority in number of the members of the Company having a right to attend and vote at the extraordinary general meeting of the Company to be held on 17th December 2003 and together holding not less than 95 per cent in nominal value of the shares giving that right, agree to:

(a) the meeting deemed to have been duly called; and

(b) the resolution referred to in the notice of meeting being proposed and passed as a special resolution,

notwithstanding that the meeting is called by shorter notice than that required by the Companies Act 1985 or the Company's Articles of Association.

....
For and on behalf of
AMP Financial Services Holdings Ltd

Date: 17 December 2003

....
Fraser MacLennan-Pike

Date: 17 December 2003.

File No. 82-34758

RECEIVED
2004 APR 19 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of AMP (UK) PLC will be held at 3 Finsbury Avenue London EC2M 2PA on Thursday 18 July 2002 for the transaction of the following business:

1. To receive the Report of the Directors and the Audited Accounts for the year ended 31 December 2001.

2. To re-appoint Ernst & Young as Auditors until the conclusion of the next General Meeting at which Accounts are laid.

A member entitled to attend and vote at the Annual General Meeting, may appoint a proxy or proxies and, on a poll, vote instead of him. A proxy need not be a member of the Company.

By Order of the Board

G A Watson
Company Secretary
24 June 2002

File No. 82-34758

Form of Proxy

For use at the Annual General Meeting of AMP (UK) PLC to be held on Thursday 18 July 2002

AMP Life Limited of 33 Alfred Street Sydney, NSW 2000, Australia, being a member of AMP (UK) PLC hereby appoints Gerald Alistair Watson as its proxy to vote on its behalf at the Annual General Meeting of AMP (UK) PLC to be held at 3 Finsbury Avenue, London, EC2N 2NB on Thursday 18 July 2002 and at any adjournment thereof.

For AMP Life Limited

Signature:

Dated: 26 June 2002

Form of Proxy

For use at the Annual General Meeting of AMP (UK) PLC to be held on Thursday 18 July 2002

AMP Financial Services Holdings Limited of 33 Alfred Street Sydney, NSW 2000, Australia, being a member of AMP (UK) PLC hereby appoints Sir Malcolm Bates as its proxy to vote on its behalf at the Annual General Meeting of AMP (UK) PLC to be held at 3 Finsbury Avenue, London, EC2N 2NB on Thursday 18 July 2002 and at any adjournment thereof.

For AMP Financial Services Holdings Ltd

Signature:

Dated: 26 June 2002

Register of Directors

Date as at: 15/12/2003

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
14/04/1987		Mr David Barofka Orchard End Gilham Lane FOREST ROW East Sussex RH18 5AH England	01/06/1933	British Retired Ins. Co. Executive	12/05/1994	
		No Other Directorships				
28/07/1998		Mr Paul John Batchelor Flat H 9 Eaton Square London SW1W 9DB England	22/09/1950	Australian Chief Executive Officer	24/09/2002	

Other Directorships

Other Directorships	Date Appointed	Date Resigned
AMP (NPI) Holdings Limited	06/09/1999	24/09/2002
AMP (UK) Finance Services plc	18/08/1998	17/09/1999
AMP Bank Limited	09/12/1999	Current
AMP International Holdings Limited	10/04/2002	21/10/2002
AMP Invest Public Limited Company	31/07/1998	17/09/1999
Henderson plc	21/09/1999	Current
London Life Holdings Limited	28/07/1998	14/10/2002
National Provident Life Limited	14/06/1999	15/10/2002

Register of Directors

Company Name :HHG PLC — *Company Number : 2072534*

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Batchelor, Paul (Continued)				

Other Directorships

Other Directorships	Date Appointed	Date Resigned
NP Life Holdings Limited	06/09/1999	15/10/2002
NPI Limited	14/06/1999	15/10/2002
Oyster Holding Company Ltd.	31/07/1998	14/10/2002
Oyster Overseas Ltd.	31/07/1998	17/09/1999
Pearl Assurance Group Holdings Limited	31/07/1998	17/09/1999
Pearl Assurance Public Limited Company	19/08/1999	24/09/2002
Pearl Group Limited	28/07/1998	21/10/2002
Virgin Direct Life Limited	05/11/1999	Current
Virgin Direct Limited	23/11/1999	Current
Virgin Direct Management Services Limited	05/11/1999	Current
Virgin Direct Nominees Limited	05/11/1999	Current
Virgin Direct Personal Financial Service Limited	05/11/1999	Current
Virgin Direct Trust Managers Limited	05/11/1999	Current
Virginmoney Limited	23/11/1999	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
12/03/1996		Sir Malcolm Rowland Bates Mulberry Close Croft Road GORING-ON-THAMES Oxfordshire RG8 9ES	23/09/1934	British Company Director	Current	

Register of Directors

Company Name :HHG PLC *Company Number* : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed

Bates, Malcolm (Continued)

Other Directorships	Date Appointed	Date Resigned
Accrediting Bureau for Fund Raising Organisations Limited	16/09/1997	24/03/1999
AMP (NPI) Holdings Limited	06/09/1999	Current
AMP Invest Public Limited Company	02/02/1998	15/02/2001
BICC plc	08/07/1997	31/01/1999
Henderson plc	08/04/1998	02/02/1999
London Life Holdings Limited	13/11/1997	Current
London Playing Fields Society	31/03/1998	08/06/2000
London Transport	11/02/1999	15/07/2003
LRT Supplementary Scheme for Senior Staff (1989) (LRTSS 89)	15/02/1999	15/07/2003
LRT Supplementary Scheme for Senior Staff (LRTSS)	15/02/1999	15/07/2003
National Provident Life Limited	14/06/1999	Current
NP Life Holdings Limited	06/09/1999	Current
NPI Limited	14/06/1999	Current
Oyster Holding Company Ltd.	11/07/1997	Current
Oyster Overseas Ltd.	11/07/1997	Current
Pearl Assurance Group Holdings Limited	11/07/1997	Current
Pearl Assurance Public Limited Company	29/07/1999	Current
Pearl Group Limited	12/03/1996	Current
Premier Farnell plc	07/01/1997	Current
The New Theatre Royal (Portsmouth) Trust Limited	04/08/1999	19/07/2001
The New Theatre Royal Trustees (Portsmouth) Limited	17/11/1999	19/07/2001
The University of Westminster Limited	18/12/1995	16/04/2002
Virgin Direct (2) Limited	19/01/1999	15/09/1999
Virgin Direct Limited	19/01/1999	15/09/1999

Register of Directors

Date as at: 15/12/2003

Company Name :HHG PLC | **Company Number : 2072534**

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
12/05/1994		Mr Peter John Costain Heronden Smallhythe Road TENTERDEN Kent TN30 7LN England	02/04/1938	Australian/British Company Director	Current	

Other Directorships	Date Appointed	Date Resigned
AMP (NPI) Holdings Limited	06/09/1999	Current
AMP Invest Public Limited Company	02/02/1998	15/02/2001
London Life Holdings Limited	01/12/1997	Current
London Life Staff Superannuation Scheme Trustee Lt	16/01/1998	Current
National Provident Life Limited	14/06/1999	Current
NP Life Holdings Limited	06/09/1999	Current
NPI Limited	14/06/1999	Current
Pearl Assurance Public Limited Company	29/07/1999	Current
Pearl Group Limited	21/03/1990	Current
Rye Golf Club Company Limited	22/04/2000	21/04/2001
Tarabrook Limited	01/09/1998	22/11/1999
Wessex Water Services Limited	01/12/1999	Current

Register of Directors

Date as at: 15/12/2003

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
05/11/1996		David Wyndham Davies 30 Downs Road Epsom Surrey KT18 5JD England **Alternate to :**Richard Surface	16/09/1947	British Insurance Company Official	12/11/1996	
12/11/1996		David Wyndham Davies 30 Downs Road Epsom Surrey KT18 5JD England	16/09/1947		30/01/1998	

Other Directorships	Date Appointed	Date Resigned
Britel Property Acquisitions Limited	01/09/1997	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
17/02/2000		Mr Marc Joseph de Cure 22 East Crescent Street McMahons Point NSW 2060 Australia	12/05/1958	Australian General Manager - Strategy and Development	15/10/2002	

Register of Directors

Company Name :HHG PLC — *Company Number : 2072534*

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
14/02/2003		Mr Marc Joseph de Cure 22 East Crescent Street McMahons Point NSW 2060 Australia	12/05/1958		31/08/2003	

Other Directorships	Date Appointed	Date Resigned
AMP (UK) Finance Services plc	17/02/2000	15/10/2002
AMP (UK) Services Limited	21/12/2000	03/01/2001
AMP European Holdings Limited	12/11/2002	25/09/2003
AMP International Holdings Limited	10/04/2002	04/11/2002
AMP Invest Public Limited Company	17/02/2000	19/06/2003
AMP Technology Ventures Limited	20/06/2000	22/01/2002
Henderson Global Investors (Holdings) plc	20/06/2000	Current
London Life Holdings Limited	17/02/2000	15/10/2002
Oyster Holding Company Ltd.	17/02/2000	15/10/2002
Oyster Overseas Ltd.	17/02/2000	15/10/2002
Pearl Assurance Group Holdings Limited	17/02/2000	15/10/2002
Pearl Assurance Public Limited Company	21/02/2001	15/10/2002
Pearl Group Limited	17/02/2000	15/10/2002
Virgin Money Group Limited	28/11/2002	01/09/2003

Register of Directors

Company Name :HHG PLC *Company Number : 2072534*

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
28/01/2003		Mr John Alexander Drabble 7 Altenburg Gardens Battersea London SW11 1JH England	27/04/1959	British and Australian Managing Director, Finance/Insurance Industry	17/09/2003	

Other Directorships

Company	Date Appointed	Date Resigned
AMP (UK) Financial Services Limited	28/01/2003	19/09/2003
Ample Investments Limited	28/01/2003	19/09/2003
Interactive Investor Trading Limited	28/01/2003	19/09/2003
NPI Limited	28/01/2003	19/09/2003

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
18/07/2002		Mr Craig William Dunn 52 Douglas Street St Ives NSW 2075 Australia	03/10/1963	Australian Director, Office of the CEO	24/09/2002	

Alternate to : Paul Batchelor

Other Directorships

Company	Date Appointed	Date Resigned
AMP International Holdings Limited	11/04/2002	04/11/2002

Register of Directors

Date as at: 15/12/2003

Company Name : HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Dunn, Craig (Continued)				

Other Directorships

	Date Appointed	Date Resigned
AMP International Holdings Limited	11/04/2002	Current
Henderson Global Investors (Holdings) plc	15/05/2002	Current
London Life Holdings Limited	18/07/2002	14/10/2002
National Provident Life Limited	18/07/2002	15/10/2002
NPI Limited	18/07/2002	15/10/2002
Pearl Assurance Public Limited Company	18/07/2002	24/09/2002

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
23/07/2001		Ms Marianne Fitzjohn 91 Thorpe Road Peterborough Cambridgeshire PE3 6JQ England	15/09/1966	Danish Director of Vortal	09/10/2001	

Alternate to : Thomas Fraser

Other Directorships

	Date Appointed	Date Resigned
AMP (UK) Investment Services 2 Limited	28/06/2001	06/10/2001
AMP Interactive Investor Limited	28/06/2001	06/10/2001

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Fitzjohn, Marianne (Continued)				

Other Directorships

Other Directorships	Date Appointed	Date Resigned
Autowrappers Europack Ltd		Current
Elexsys International (Europe) Ltd		Current
Pearl Assurance Public Limited Company	23/07/2001	09/10/2001
Technet Electronics Ltd		Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
15/01/2001		Mr Thomas Aird Fraser 40 Elmbourne Road Tooting London SW17 8JR England	30/11/1959	Australian Managing Director	23/10/2002	

Other Directorships

Other Directorships	Date Appointed	Date Resigned
AMP (NPI) Holdings Limited	15/01/2001	03/12/2002
AMP (UK) Finance Services plc	03/04/2001	03/12/2002
AMP (UK) Financial Planning Limited	11/06/2001	03/12/2002
AMP (UK) Financial Services Limited	08/05/2001	02/11/2002
AMP (UK) Investment Services 2 Limited	28/06/2001	03/12/2002
AMP (UK) Investment Services Limited	10/08/2001	03/12/2002

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed

Fraser, Thomas (Continued)

Other Directorships	Date Appointed	Date Resigned
AMP (UK) Services Limited	15/01/2001	04/02/2003
AMP Interactive Investor Limited	28/06/2001	03/12/2002
AMP Invest Public Limited Company	15/01/2001	03/12/2002
AMP Portfolio Managers Limited	24/08/2001	02/11/2002
Ample Investments Limited	19/06/2001	02/11/2002
Aviation and General Insurance Company Limited	21/09/1998	13/01/2001
Cavell Management Services Limited	28/01/1999	13/01/2001
Elementary Holdings Limited	14/12/1998	13/01/2001
Foresight Insurance Limited	14/12/1998	13/01/2001
Gain Investments Limited	14/12/1998	13/01/2001
Interactive Investor (Overseas) Limited - Dissolved	10/08/2001	03/12/2002
Interactive Investor Ltd	10/08/2001	03/12/2002
Interactive Investor Solutions Limited	10/08/2001	03/12/2002
Interactive Investor Trading Limited	10/08/2001	02/11/2002
Interactive Markets Limited	10/08/2001	03/12/2002
London Life Holdings Limited	15/01/2001	22/11/2002
London Life Limited	15/01/2001	02/11/2002
London Life Linked Assurances Limited	08/05/2001	02/11/2002
National Provident Life Limited	15/01/2001	02/11/2002
New London Properties Limited	19/06/2001	03/12/2002
Norwich Union Overseas Holdings (Guernsey) Limited	07/10/1998	13/01/2001
Norwich Union Overseas Holdings Limited	01/10/1997	13/01/2001
Norwich Union plc	01/12/1999	19/06/2000
Norwich Winterthur Holdings Limited	24/09/1997	13/01/2001
NP Life Holdings Limited	15/01/2001	03/12/2002

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Fraser, Thomas (Continued)				

Other Directorships

Other Directorships	Date Appointed	Date Resigned
NPI Annuities Limited	08/05/2001	02/11/2002
NPI Investment Managers Limited	18/07/2001	02/11/2002
NPI Limited	15/01/2001	02/11/2002
NW Reinsurance Corporation Limited	24/09/1997	13/01/2001
Pearl Assurance [Unit Funds] Limited	15/01/2001	02/11/2002
Pearl Assurance [Unit Linked Pensions] Limited	15/01/2001	02/11/2002
Pearl Assurance Group Holdings Limited	28/06/2001	03/12/2002
Pearl Assurance Public Limited Company	15/01/2001	02/11/2002
Pearl Group Limited	15/01/2001	03/12/2002
Pearl ISA Limited	15/01/2001	02/11/2002
Pearl Unit Trusts Limited	15/01/2001	02/11/2002
Pearlinvest Limited	19/06/2001	02/11/2002
Towry Law plc	01/11/2001	03/12/2002

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
18/12/1991		Raymond Greenshields 35 Grimwade Avenue CROYDON Surrey CR0 5DJ England	27/06/1947	Chief Executive	07/02/1996	

Alternate to :William Roberts

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Greenshields, Raymond (Continued)				
		Other Directorships			**Date Appointed**	**Date Resigned**
		Australian Business in Europe			15/12/1993	Current
16/06/2003		Mr Roger Patrick Handley 413 Whale Beach Road Palm Beach NSW 2108 Australia	17/02/1945	Australian Non Executive Director and Advisor	Current	
		No Other Directorships				
11/08/2003		Mr Nicholas Toby Hiscock 49 Burlington Avenue Kew London TW9 4DG England	08/01/1960	British Global Director of Finance & Strategy	Current	
		Other Directorships			**Date Appointed**	**Date Resigned**
		AMP (UK) Services Limited			03/12/2003	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed

Hiscock, Nicholas (Continued)

Other Directorships

	Date Appointed	Date Resigned
AMP Asset Management Limited	01/07/1998	Current
AMP Invest Public Limited Company	03/12/2003	Current
AMP Nominees Limited	01/09/1998	Current
Duritas Trustees Limited	22/10/2001	Current
HEG Limited	29/01/2001	Current
Henderson Administation Group Limitited	03/07/1998	Current
Henderson Administration (Guernsey) Limited	08/07/1998	Current
Henderson Administration Limited	06/08/1998	Current
Henderson Administration Services Limited	03/07/1998	Current
Henderson Adminstration International Holdings Limited	01/07/1998	Current
Henderson Fund Management plc	03/07/1998	Current
Henderson Fund Management Stakeholder GP Limited	27/03/2001	Current
Henderson Global Investors Limited	28/01/1997	Current
Henderson Global Investors Stakeholder GP Limited	27/03/2001	Current
Henderson Invest Limited	29/01/2001	Current
Henderson Investment Funds Limited	03/07/1998	Current
Henderson Investment Management Limited	03/07/1998	Current
Henderson Investors Limited	03/07/1998	Current
Henderson Private Capital (GP) Limited	12/01/2001	Current
Henderson Real Estate Strategy Limited	30/04/1999	Current
Henderson Secretarial Services Limited		Current
P.A.T. (Pensions) Limited	07/11/2001	Current
Pearl Assurance Group Holdings Limited	03/12/2003	Current
Real Estate Strategy Limited	30/04/1999	Current
Touche Remnant Property Company	03/07/1998	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Hiscock, Nicholas (Continued)				

Other Directorships

	Date Appointed	Date Resigned
Virgin Money Group Limited	01/09/2003	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
29/11/2002		Mr Anthony Charles Hotson Aubrey House Church Street Wadenhoe Peterborough PE8 5ST England	11/12/1953	British Consultant	Current	

Other Directorships

	Date Appointed	Date Resigned
AMP (NPI) Holdings Limited	29/11/2002	Current
London Life Holdings Limited	29/11/2002	Current
London Life Limited	18/02/2003	Current
Methravia Limited		Current
National Provident Life Limited	29/11/2002	Current
NP Life Holdings Limited	29/11/2002	Current
NPI Limited	29/11/2002	Current
Pearl Assurance Public Limited Company	29/11/2002	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Hotson, Anthony (Continued)				

Other Directorships

	Date Appointed	Date Resigned
Pearl Group Limited	19/12/2002	Current
Towry Law plc	16/01/2002	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
28/07/1998		Mr Peter Thomas Johnson 34 Homewood Road ST ALBANS Hertfordshire AL1 4BQ **Alternate to :**Paul Batchelor	20/05/1954	British Accountant	29/04/1999	
29/04/1999		Mr Peter Thomas Johnson 34 Homewood Road ST ALBANS Hertfordshire AL1 4BQ	20/05/1954		26/04/2000	

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Johnson, Peter (Continued)				

Other Directorships

Company	Date Appointed	Date Resigned
AMP (UK) Finance Services plc	29/09/1998	01/06/1999
AMP (UK) Finance Services plc	04/11/1999	26/04/2000
AMP (UK) PGI LIMITED	29/04/1999	26/04/2000
AMP Virgin Holdings Limited	28/07/1998	01/06/1999
Cabol Investment Services Limited	31/03/1995	Current
CSC Information Systems Limited	19/04/1999	26/04/2000
Investment Trust Management Limited		Current
London Life Limited	24/05/1999	12/06/2000
New London Properties Limited	28/04/1999	26/04/2000
Oyster Holding Company Ltd.	31/07/1998	01/06/1999
Oyster Overseas Ltd.	31/07/1998	01/06/1999
Pearl Assurance [Unit Funds] Limited	19/04/1999	26/04/2000
Pearl Assurance [Unit Linked Pensions] Limited	19/04/1999	26/04/2000
Pearl Assurance Group Holdings Limited	31/07/1998	01/06/1999
Pearl Assurance Public Limited Company	23/06/1999	11/04/2000
Pearl Developments Limited	29/04/1999	26/04/2000
Pearl Group Limited	23/06/1999	26/04/2000
Pearl ISA Limited	19/04/1999	26/04/2000
Pearl Trustees Limited	19/04/1999	26/04/2000
Pearl Unit Trusts Limited	19/04/1999	26/04/2000
Pearlinvest Limited	28/04/1999	26/04/2000
Virgin Direct (2) Limited	12/08/1998	24/09/1999
Virgin Direct Life Limited	05/11/1999	09/09/2000
Virgin Direct Life Limited	28/01/1999	24/09/1999
Virgin Direct Limited	28/01/1999	24/09/1999
Virgin Direct Limited	23/11/1999	09/09/2000
Virgin Direct Management Services Limited	28/01/1999	24/09/1999
Virgin Direct Management Services Limited	05/11/1999	09/09/2000
Virgin Direct Nominees Limited	28/01/1999	24/09/1999

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Johnson, Peter (Continued)				

Other Directorships

Other Directorships	Date Appointed	Date Resigned
Virgin Direct Nominees Limited	05/11/1999	09/09/2000
Virgin Direct Personal Financial Service Limited	28/01/1999	24/09/1999
Virgin Direct Personal Financial Service Limited	05/11/1999	09/09/2000
Virgin Direct Unit Trust Managers Limited	12/08/1998	24/09/1999
Virgin Direct Unit Trust Managers Limited	05/11/1999	09/09/2000
Virginmoney Limited	23/11/1999	09/09/2000

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
28/01/2003		Mr Ian William Laughlin Lake Lodge West End Road Maxey Peterborough PE6 9EH England	01/02/1951	Australian Managing Director, AMP UK Life Services	Current	

Other Directorships

Other Directorships	Date Appointed	Date Resigned
AMP (UK) Financial Services Limited	28/01/2003	Current
AMP (UK) Services Limited	19/03/2003	Current
AMP Portfolio Managers Limited	28/01/2003	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Laughlin, Ian (Continued)				

Other Directorships

Other Directorships	Date Appointed	Date Resigned
London Life Limited	20/01/2003	Current
London Life Linked Assurances Limited	20/01/2003	Current
National Provident Life Limited	28/01/2003	Current
NPI Investment Managers Limited	28/01/2003	Current
Pearl Assurance [Unit Funds] Limited	28/01/2003	Current
Pearl Assurance [Unit Linked Pensions] Limited	28/01/2003	Current
Pearl Assurance Public Limited Company	28/01/2003	Current
Pearl ISA Limited	28/01/2003	Current
Pearl Unit Trusts Limited	28/01/2003	Current
Pearlinvest Limited	28/01/2003	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
17/10/2002		Mr Paul Donald Leaming 5 Rhonda Close Wahroonga New South Wales 2076 Australia	02/09/1954	Australian Chief Financial Officer	31/08/2003	

Other Directorships	Date Appointed	Date Resigned

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Leaming, Paul (Continued)				

Other Directorships

	Date Appointed	Date Resigned
AMP (UK) Finance Services plc	12/12/2003	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
19/05/1997		Mr Colin David Lever 38 Oakleigh Park South LONDON N20 9JN	04/09/1938	British Consulting Actuary	31/07/2003	

Other Directorships

	Date Appointed	Date Resigned
AMP (NPI) Holdings Limited	06/09/1999	31/07/2003
AMP Invest Public Limited Company	02/02/1998	15/02/2001
London Life Holdings Limited	13/11/1997	31/07/2003
National Provident Life Limited	14/06/1999	31/07/2003
NP Life Holdings Limited	06/09/1999	31/07/2003
NPI Limited	14/06/1999	31/07/2003
P.A.T. (Pensions) Limited	10/12/1997	31/07/2003
Pearl Assurance Public Limited Company	29/07/1999	31/07/2003
Pearl Group Limited	19/05/1997	31/07/2003

Register of Directors

Date as at: 15/12/2003

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
14/04/1987		Eric Lyall Riders Grove Old Hall Green NR WARE Herts SG11 1DN England	12/05/1924	British Director of Companies	12/05/1994	

Other Directorships

	Date Appointed	Date Resigned
Berwick Hall Farm Limited	01/08/1990	Current
BH-F Travel Ltd	26/06/1984	Current
British Hartford-Fairmont Limited	01/05/1974	Current
Clarke, Nickolls & Coombs PLC	01/01/1968	Current
James Clark Investments Limited	01/08/1990	Current
Letchworth Garden City Corporation	01/04/1983	Current
Lockton Developments PLC	25/01/1985	Current
Northrom Investments Ltd	31/07/1978	Current
Rocla (Great Britain) Ltd	01/12/1979	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
12/05/1994		Colin Stewart Sinclair Lyon Ardraeth Malltraeth BODORGAN Anglesey LL62 5AW Wales	22/11/1926	British Actuary & Company Director	19/05/1997	

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Lyon, Colin (Continued)				

Other Directorships

	Date Appointed	Date Resigned
Cologne Life Reinsurance Company Limited	28/11/1995	Current
Cologne Reinsurance Co Ltd	31/12/1987	Current
London Life Staff Superannuation Scheme Trustee Limited	11/02/1993	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
14/04/1987		Hugh Salusbury Mellor Blackland Farm Stewkley LEIGHTON BUZZARD Beds LU7 0EU England	16/03/1936	British Company Director	12/05/1994	

Other Directorships

	Date Appointed	Date Resigned
Blacklands Consultancy Limited	18/05/1990	Current
Burmah Castrol Pension Fund Investments Limited	13/09/1990	Current
Burmah Castrol Pension Fund Trustees Limited	13/09/1990	Current
Burmah Oil PLC		Current
Dalgety Pension Trust		Current
Harrisons & Crosfield plc	02/12/1991	Current
Meghraj Bank Limited	17/08/1988	Current
Meghraj Group Limited	17/08/1988	Current
Meghraj Holdings Limited	22/02/1991	Current
RSPB Sales	12/09/1989	Current

Register of Directors

Date as at: 15/12/2003

Company Name : HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
17/10/2002		Mr Andrew Max Mohl 3 Finsbury Avenue London EC2M 2NB England	18/10/1955	Australian Chief Executive Officer	Current	

No Other Directorships

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
23/07/2001		Mr Philip Wynford Moore 17 Camlet Way Hadley Wood Barnet EN4 0LH England	05/01/1960	British Actuary	10/10/2001	

Alternate to : Thomas Fraser

Other Directorships

	Date Appointed	Date Resigned
AMP (NPI) Holdings Limited	06/09/1999	30/06/2003
AMP (NPI) Payments Limited	25/11/1999	08/11/2000
AMP (NPI) Payments Limited	30/07/2002	30/06/2003
AMP (NPI) Payments Limited	30/07/2002	30/06/2003
AMP (UK) Finance Services plc	06/11/2000	15/10/2002
AMP (UK) Financial Planning Limited	18/05/2001	30/06/2003
AMP (UK) Financial Services Limited	15/09/1999	08/11/2000
AMP European Holdings Limited	13/11/2002	30/06/2003

Register of Directors

Company Name : HHG PLC **Company Number : 2072534**

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Moore, Philip (Continued)				

Other Directorships

	Date Appointed	Date Resigned
AMP International Holdings Limited	04/11/2002	30/06/2003
AMP International Holdings Limited	11/04/2002	04/11/2002
AMP Invest Public Limited Company	22/06/2001	30/06/2003
AMP New Ventures Ltd	14/10/2002	30/06/2003
AMP Portfolio Managers Limited	14/12/1998	17/11/2000
AMP Technology Ventures Limited	18/10/2000	30/06/2003
Basil Investments Limited	14/12/1998	03/11/2000
Broadcast Projects International Ltd		Current
CSC Information Systems Limited	02/02/2001	30/06/2003
Henderson Global Investors (Holdings) plc	18/10/2000	30/06/2003
London Life Holdings Limited	17/10/2000	15/10/2002
Mutual Securitisation p.l.c.	25/03/1999	01/01/2001
National Provident Institution	01/10/1998	08/11/2000
National Provident Life Limited	14/06/1999	30/06/2003
NPI Annuities Limited	14/12/1998	10/11/2000
NPI Finance PLC	14/12/1998	03/11/2000
NPI Investment Managers Limited	14/12/1998	17/11/2000
NPI Limited	14/06/1999	30/06/2003
NPI Managed Properties Limited - Dissolved 14/1/03	14/12/1998	03/11/2000
NPI Self Invested Personal Pensions Limited	14/12/1998	08/11/2000
Pearl Assurance Public Limited Company	21/02/2001	15/10/2002

Register of Directors

Date as at: 15/12/2003

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
17/02/2000		Mr Peter William Lloyd Morgan Cleeves Weydown Road Haslemere Surrey GU27 1DT England	09/05/1936	British Director of Companies	31/12/2000	

Other Directorships

	Date Appointed	Date Resigned
Association of Lloyds Members Limited	09/01/1997	Current
Baltimore Technologies plc	29/09/1994	Current
Firth Holdings plc	10/05/1994	Current
Freedom Foods Limited		17/12/1998
Kingston SCL Limited	05/02/1999	Current
National Provident Institution	01/04/1990	25/03/2000
National Provident Institution	01/04/1990	Current
Oxford Instruments plc	14/12/1999	Current
Pace Micro Technology plc	28/02/1996	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
17/02/2000		Mr David John Marling Roberts Sanham House Sanham Green HUNGERFORD Berkshire RG17 0RS England	06/02/1943	British Director of Companies	31/12/2000	

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Roberts, David (Continued)				

Other Directorships

	Date Appointed	Date Resigned
Martin Currie Enhanced Income Investment Trust plc	24/03/1998	Current
National Provident Institution	15/09/1993	25/03/2000
Navy, Army and Air Force Insititutes	01/01/1993	Current
W H Smith Pension Trustees Limited	01/09/1996	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
14/04/1987		William Kerry Roberts 12 Beechworth Road Pymble SYDNEY New South Wales 2073 Australia	12/06/1937	Deputy Managing Director	31/05/1989	
11/06/1991		William Kerry Roberts 12 Beechworth Road Pymble SYDNEY New South Wales 2073 Australia No Other Directorships	12/06/1937		28/07/1998	

Register of Directors

Date as at: 15/12/2003

Company Name :HHG PLC | *Company Number : 2072534*

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
18/12/1990		Mr John Stephen Sadler Riverlea The Warren Caversham READING RG4 7TQ England	06/05/1930	British Director of Companies	01/03/1996	

Other Directorships

	Date Appointed	Date Resigned
Britel (MAM) Nominees Limited	22/09/1989	Current
Britel Fund Nominees Limited	25/03/1983	Current
Britel Fund Trustees Limited	25/03/1983	Current
Debenham Tewson & Chinnocks Holdings plc	15/07/1987	Current
Postel Properties Limited	09/05/1989	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
14/04/1987		Ian Lee Salmon 57 Warrangi Street TURRAMURRA New South Wales 2074 Australia	21/09/1931	Managing Director	27/06/1994	

No Other Directorships

Register of Directors

Date as at: 15/12/2003

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
23/07/2001		Mr John Robert Simmonds The Spinney 9 Headley Gardens Great Shelford Cambridge CB2 5JZ England	14/02/1957	British Managing Director Towry Law	10/10/2001	

Alternate to : Malcolm Bates

Other Directorships	Date Appointed	Date Resigned
AMP (UK) Financial Planning Limited	11/06/2001	Current
AMP Invest Public Limited Company	23/07/2001	10/10/2001
Guthrie Herrington & Company Limited	20/03/2002	Current
Pearl Assurance Public Limited Company	23/07/2001	10/10/2001
TLIM Nominees Limited	20/03/2002	Current
Towry Law Central Services Limited	20/03/2002	Current
Towry Law Financial Services Limited	20/03/2002	Current
Towry Law Fraser Smith Limited	20/03/2002	Current
Towry Law Insurance Brokers Limited	20/03/2002	Current
Towry Law Investment Management Limited	20/03/2002	Current
Towry Law Investment Services Limited	20/03/2002	Current
Towry Law Mortgage Services Limited	08/08/2002	Current
Towry Law plc	01/11/2001	Current
Towry Law Quest Trustee Limited	04/06/2002	Current
Towry Law Trustee Company Limited	20/03/2002	Current

Register of Directors

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
11/10/1996		Mr Philip Richard Simmons Stonecroft 7a Fenbridge Road Werrington PETERBOROUGH Cambridgeshire PE4 6RD England	06/06/1949	Actuary	29/11/1996	

Alternate to : Malcolm Bates

No Other Directorships

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
10/03/1995		Mr Richard Charles Surface 52 Ovington Street LONDON SW3 2JB England	16/06/1948	United States Managing Director	23/06/1999	

Other Directorships

	Date Appointed	Date Resigned
AMP Invest Public Limited Company	02/02/1998	23/06/1999
London Life Holdings Limited	13/11/1997	23/06/1999
Oyster Holding Company Ltd.	11/07/1997	23/06/1999
Oyster Overseas Ltd.	11/07/1997	23/06/1999
Pearl Assurance [Unit Funds] Limited	24/02/1995	23/06/1999
Pearl Assurance [Unit Linked Pensions] Limited	24/02/1995	23/06/1999

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Surface, Richard (Continued)				

Other Directorships

	Date Appointed	Date Resigned
Pearl Assurance Group Holdings Limited	11/07/1997	23/06/1999
Pearl Assurance Public Limited Company	31/01/1995	23/06/1999
Pearl Group Limited	23/02/1995	23/06/1999
Pearl ISA Limited	08/10/1998	23/06/1999
Pearl Unit Trusts Limited	24/02/1995	23/06/1999

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
23/07/2001		Mr Trevor James Thompson Grants Grants Lane Limpsfield OXTED Surrey RH8 0RQ England	12/09/1945	Australian Sales Director	10/10/2001	

Alternate to : Thomas Fraser

Other Directorships

	Date Appointed	Date Resigned
AMP (NPI) Holdings Limited	15/12/1999	31/12/2001

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Thompson, Trevor (Continued)				

Other Directorships

Other Directorships	Date Appointed	Date Resigned
AMP (UK) Finance Services plc	19/08/1998	17/09/1999
AMP (UK) Finance Services plc	12/10/1998	17/09/1999
AMP (UK) Financial Planning Limited	11/06/2001	31/12/2001
AMP (UK) Financial Services Limited	01/01/2000	31/12/2001
AMP (UK) Services Limited	16/11/1999	31/12/2001
AMP Invest Public Limited Company	23/07/2001	10/10/2001
AMP Portfolio Managers Limited	24/08/2001	31/12/2001
AMP Virgin Holdings Limited	28/07/1998	23/11/2000
London Life Limited	26/06/2001	31/12/2001
London Life Linked Assurances Limited	26/06/2001	31/12/2001
National Provident Institution	13/12/1999	31/12/2001
National Provident Life Limited	01/01/2000	31/12/2001
NP Life Holdings Limited	15/12/1999	31/12/2001
NPI Annuities Limited	05/01/2000	31/12/2001
NPI Investment Managers Limited	18/07/2001	31/12/2001
NPI Limited	01/01/2000	31/12/2001
PASS Loans Limited	04/05/2000	Current
PASS Review Limited	04/05/2000	Current
Pearl Assurance [Unit Funds] Limited	26/06/2001	31/12/2001
Pearl Assurance [Unit Linked Pensions] Limited	26/06/2001	31/12/2001
Pearl Assurance Public Limited Company	23/07/2001	10/10/2001
Pearl ISA Limited	26/06/2001	31/12/2001
Pearl Unit Trusts Limited	26/06/2001	31/12/2001
Pension Advisers Support Systems Limited	04/05/2000	Current
Virgin Direct Life Limited		23/11/2000

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Thompson, Trevor (Continued)				

Other Directorships

Company	Date Appointed	Date Resigned
Virgin Direct Limited	12/08/1998	23/11/2000
Virgin Direct Management Services Limited	12/08/1998	23/11/2000
Virgin Direct Nominees Limited	12/08/1998	23/11/2000
Virgin Direct Personal Financial Service Limited	12/08/1998	23/11/2000
Virgin Direct Unit Trust Managers Limited	12/08/1998	23/11/2000
Virginmoney Limited	12/08/1998	23/11/2000

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
24/08/1994		Mr George Rea Trumbull 90 Braeside Street WAHROONGA New South Wales NSW2076 Australia	23/07/1944	American Chief Executive Officer	24/09/1999	

Other Directorships

Company	Date Appointed	Date Resigned
AMP Invest Public Limited Company	02/02/1998	24/09/1999
Henderson plc	08/04/1998	Current
London Life Holdings Limited	13/11/1997	24/09/1999
N P I Limited	14/06/1999	24/09/1999

Register of Directors

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Trumbull, George (Continued)				

Other Directorships

Other Directorships	Date Appointed	Date Resigned
National Provident Life Limited	14/06/1999	24/09/1999
National Provident Life Limited	14/06/1999	24/09/1999
NPI Limited	14/06/1999	24/09/1999
Pearl Assurance Public Limited Company	29/07/1999	24/09/1999
Pearl Group Limited	21/09/1994	24/09/1999
Virgin Direct (2) Limited	21/11/1997	Current
Virgin Direct Life Limited	02/02/1996	Current
Virgin Direct Limited	02/02/1996	Current
Virgin Direct Management Services Limited	23/04/1997	Current
Virgin Direct Nominees Limited	26/11/1997	Current
Virgin Direct Personal Financial Service Limited	16/09/1996	Current
Virgin Direct Unit Trust Managers Limited	02/02/1996	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
31/05/1989		Mr Philip Johnson Twyman 36 Cherry Street Warrawee NSW 2074 Australia	19/03/1944	Actuary	11/06/1991	

No Other Directorships

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
23/07/2001		Ms Joanna Elizabeth Varley 3 Grange Road Kingston Surrey KT1 2QU England **Alternate to :**Thomas Fraser	27/01/1965	British Director	09/10/2001	

Other Directorships

Other Directorships	Date Appointed	Date Resigned
AMP (UK) Investment Services 2 Limited	22/06/2001	04/11/2002
AMP (UK) Investment Services Limited	10/08/2001	04/11/2002
AMP Interactive Investor Limited	22/06/2001	04/11/2002
Ample Investments Limited	11/09/2000	04/11/2002
Interactive Investor (Overseas) Limited - Dissolved	10/08/2001	04/11/2002
Interactive Investor Ltd	10/08/2001	04/11/2002
Interactive Investor Solutions Limited	10/08/2001	04/11/2002
Interactive Investor Trading Limited	10/08/2001	04/11/2002
Interactive Markets Limited	10/08/2001	04/11/2002
New London Properties Limited	07/12/2000	04/11/2002
Pearl Assurance Public Limited Company	23/07/2001	09/10/2001
Pearlinvest Limited	07/12/2000	04/11/2002

Register of Directors

Date as at: 15/12/2003

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
23/07/2001		Mr Timothy Cardwell Wade Grey Fold Cross Oak Road Berkhamsted Hertfordshire HP4 3JB England	10/12/1959	Australian Managing Director - International & Tech	09/10/2001	

Alternate to : Malcolm Bates

Past Names
Timothy Boucaut (From 10/12/1959 to 01/01/1966)

Other Directorships	Date Appointed	Date Resigned
AMP (UK) Investment Services 2 Limited	22/06/2001	16/05/2002
AMP (UK) Investment Services Limited	10/08/2001	16/05/2002
AMP Bank Limited	19/10/2000	14/10/2002
AMP European Holdings Limited	03/09/2001	14/10/2002
AMP Interactive Investor Limited	22/06/2001	16/05/2002
AMP International Holdings Limited	06/12/2001	14/10/2002
AMP New Ventures Ltd	18/07/2002	14/10/2002
AMP Pensions Administration Limited	17/07/2002	14/10/2002
AMP Technology Ventures Limited	18/10/2000	25/01/2002
AMP Virgin Holdings Limited	26/03/2001	14/10/2002
Ample Investments Limited	21/02/2001	16/05/2002
Challenger (Norwich) Limited	25/01/2001	27/07/2001
Colonial (UK) Trustees Limited	06/11/1997	08/06/2000
CSC Information Systems Limited	02/02/2001	13/09/2002
Interactive Investor (Overseas) Limited - Dissolved	10/08/2001	16/05/2002

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed

Wade, Timothy (Continued)

Other Directorships	Date Appointed	Date Resigned
Interactive Investor Ltd	10/08/2001	16/05/2002
Interactive Investor Solutions Limited	10/08/2001	16/05/2002
Interactive Investor Trading Limited	10/08/2001	16/05/2002
Interactive Markets Limited	10/08/2001	16/05/2002
New London Properties Limited	07/12/2000	16/05/2002
Pearl Assurance Public Limited Company	23/07/2001	09/10/2001
Pearlinvest Limited	07/12/2000	16/05/2002
Towry Law plc	01/11/2001	14/10/2002
Virgin Direct Personal Finance Limited	01/01/2001	27/07/2001
Virgin Money Group Limited	25/01/2001	14/10/2002
Virgin Money Life Limited	11/01/2001	14/10/2002
Virgin Money Limited	15/11/2001	14/10/2002
Virgin Money Management Services Limited	11/01/2001	14/10/2002
Virgin Money Nominees Limited	11/01/2001	14/10/2002
Virgin Money Personal Financial Service Limited	11/01/2001	14/10/2002
Virgin Money Unit Trust Managers Limited	11/01/2001	14/10/2002

Register of Directors

Date as at: 15/12/2003

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
23/05/1996		Mr Anthony Watson Cedar House 50 The Street Manuden BISHOPS STORTFORD Hertfordshire CM23 1DJ **Alternate to :**William Roberts	02/04/1945	British Managing Director	28/07/1998	

Other Directorships	Date Appointed	Date Resigned
AMP Virgin Holdings Limited	24/10/1997	Current
Asian Infrastructure Fund Limited	24/05/1995	Current
Australia & New Zealand Chamber of Commerce (UK)	24/05/1996	Current
Innisfree Group Limited	28/04/1998	Current
Innisfree Limited	28/04/1998	Current
Innisfree Partners II Limited	28/05/1998	Current
Innisfree Partners Limited	28/04/1998	Current
Virgin Direct (2) Limited	21/11/1997	Current
Virgin Direct Life Limited	24/07/1996	Current
Virgin Direct Limited	24/07/1996	Current
Virgin Direct Management Services Limited	23/04/1997	Current
Virgin Direct Nominees Limited	26/11/1997	Current
Virgin Direct Personal Financial Service Limited	16/09/1996	Current
Virgin Direct Unit Trust Managers Limited	24/07/1996	Current

Register of Directors

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
12/05/1994		Sir William Henry Weston Wells Box Cottage Sudbrook Lane PETERSHAM Surrey TW10 7AT England	03/05/1940	British Chartered Surveyor	Current	

Other Directorships

Company	Date Appointed	Date Resigned
AMP (NPI) Holdings Limited	06/09/1999	Current
AMP Invest Public Limited Company	02/02/1998	15/02/2001
Exchequer Partnership plc	30/01/1996	Current
Exel plc	01/01/2000	Current
London Life Holdings Limited	13/11/1997	Current
National Provident Life Limited	14/06/1999	Current
NFC plc	01/02/1996	Current
Norwich & Peterborough Building Society	01/05/1994	01/04/2003
NP Life Holdings Limited	06/09/1999	Current
NPI Limited	14/06/1999	Current
Pearl Assurance Public Limited Company	29/07/1999	Current
Pearl Group Limited	12/05/1994	Current

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
16/06/2003		Mr Roger Philip Yates 10 Neville Street London SW7 3AR England	04/04/1957	British Managing Director - Henderson Global Investors	Current	

Date Appointed	Date Filed	Name And Address	Date of Birth	Nationality & Business Occupation	Resignation Date	Date Resignation Filed
		Yates, Roger (Continued)				

Other Directorships

Company	Date Appointed	Date Resigned
Henderson Administration Limited	01/10/1999	Current
Henderson Fund Management plc	01/10/1999	Current
Henderson Global Investors (Holdings) plc	29/10/1999	Current
Henderson Global Investors Limited	03/12/1999	Current
Henderson Holdings Limited	13/03/2003	Current
Henderson Investment Funds Limited	03/12/1999	Current
Henderson Investment Management Limited	01/10/1999	Current
Henderson Private Capital Limited	14/02/2002	Current
INVESCO Asset Management Limited	30/11/1998	09/08/1999
INVESCO Fund Managers Limited	30/11/1998	09/08/1999
INVESCO GT Asset Management PLC	18/08/1994	09/08/1999
INVESCO GT Asset Management UK Limited	18/08/1994	09/08/1999

Date as at: 15/12/2003

Register of Secretaries

Company Name :HHG PLC

Company Number : 2072534

Date Appointed	Date Filed	Name & Address	Date Resigned	Date Resignation Filed	Reason
28/02/1991		Keith Thomas Goldsmith The Old Railway Station Thorpe Waterville KETTERING Northants NN14 3ED	31/01/1994		Resignation
01/02/1994		Mr Geoffrey Delany Camden House Main Street Glapthorn PETERBOROUGH PE8 5BE England	17/10/2000		Resignation
17/10/2000		Mr Gerald Alistair Watson 43 Abbotts Grove Werrington PETERBOROUGH PE4 5BP			

SECRETARIAT

Please complete in typescript, or in bold black capitals.

CHFP029

287

Change in situation or address of Registered Office

Company Number 2072534

Company Name in full A.M.P. (U.K.) Public Limited Company

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address 4 BROADGATE

Post town LONDON

County / Region

Postcode EC2M 2DA

Signed [signature] **Date** 19 September 2003

† a ~~director /~~ secretary ~~/ administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GERALD A WATSON, AMP LYNCH WOOD, PETERBOROUGH, PE2 6FY

Tel 01733 471209

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh

Form revised June 1998

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 2072534

The Registrar of Companies for England and Wales hereby certifies that

A.M.P. (U.K.) PUBLIC LIMITED COMPANY

having by special resolution changed its name, is now incorporated under the name of

HHG PLC

Given at Companies House, London, the 10th October 2003

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF CAPITAL

Company No. **2072534**

Whereas **HHG PLC**

having by Special Resolution reduced its capital as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **26th November 2003**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **26th November 2003**

Given at Companies House, Cardiff the **26th November 2003**

M. Lloyd.
An Authorised Officer

Company No. 2072534

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

Articles of Association

of

~~A.M.P. (U.K.)~~HHG PUBLIC LIMITED COMPANY

INTERPRETATION

1. The regulations in Table A as in force at the date of incorporation of the Company do not apply to the Company.

2. In these articles -

"the Act" means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force.

"the Articles" means the Articles of the Company.

"clear days" in relation to the period of a notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

"executed" includes any mode of execution.

"office" means the registered office of the Company.

"the holder" in relation to shares means the member whose name is entered in the register of members as the holder of the shares.

"the seal" means the common seal of the Company.

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint assistant or deputy secretary.

"U.K. Director" means a director of the Company who is a U.K. Person at the date of his appointment as director.

"U.K. Person" means a person who is resident in the United Kingdom.

"the United Kingdom" means Great Britain and Northern Ireland.

Unless the context otherwise requires, words or expressions contained in these Articles bear the same meaning as in the Act but excluding any statutory modification thereof not in force at the date of adoption of these Articles.

SHARE CAPITAL

3. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine.

(A)[2] The Ordinary Shares, the Preferred Ordinary Shares, the "A" Preference Shares, the "B" Preference Shares and "C" Preference Shares issued by the Company shall have and enjoy the rights and be subject to the restrictions contained in these Articles of Association including, without limitation as follows:-

(1) **As regards income:**

(a) the holders of "A" Preference Shares in issue from time to time shall be entitled to be paid out of the profits available for distribution and resoluted to be distributed and pari passu with the payment of dividends to the holders of "B" Preference Shares and "C" Preference Shares, but otherwise in priority to the payment of dividends or other distributions to holders of any other shares in the capital of the Company a cumulative preferential dividend per share (the ***"A" Dividend***) in an amount in respect of each calendar year equal to the aggregate of the amounts produced by the following formula:-

$$\frac{(LIBOR + 1.2\%)(0.0086y + 0.0093z)}{4b}$$

in respect of each quarter in such calendar year where:

(i) LIBOR means:

(1) the interest rate per annum expressed as a percentage for sterling deposits in the London interbank sterling market for a period of three months displayed on the Telerate Screen Page 3750 (or any other page on which Telerate is for the time being displaying offered rates quoted by prime banks in the London interbank sterling market) at or about 11am London time on the first business day (being a day other than Saturday, Sunday or a bank holiday) of the relevant quarter; or

(2) if no such display rate is then available, the arithmetic mean (rounded to three decimal places with the mid-point rounded up of the rates notified to the Company at its request by prime banks as the rates quoted by those banks at which sterling deposits are offered for a period of three months in the London interbank sterling market at or about 11am London time on such first business day.

(ii) y means the market value of the entire ordinary share capital of the Company as at 12 noon on 31st December 1997, as certified to the Company by AMP Life Limited prior to the first payment of dividends to the holders of "A" Preference Shares;

(iii) z means the aggregate of the market value of the Convertible Redeemable Preference Shares and the "A" Redeemable Preference

---

2 By special resolution dated 20 December 2001 Article 3A etc was amended.

Shares in issue as at 12 noon on 31st December 1997, as certified to the Company by AMP Life Limited prior to the first payment of dividends to the holders of "A" Preference Shares;

(iv) b means the number of "A" Preference Shares in issue; and

(v) the amount produced under this formula will be rounded to three decimal places;

which amount shall be net of the amount of any associated tax credit and of any withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, collected, withheld or assessed by or on behalf of the United Kingdom or any authority therein or thereof having power to tax. The "A" Dividend shall be paid half yearly in the amount referable to the two quarters in such half years on 30 June and 31 December (the *Payment Date*) in every year in respect of the half years ending on those dates, the first such dividend being payable on 30 June 1998.

If on any Payment Date the "A" Dividend or any part thereof is not paid, the amount unpaid shall cumulate on a compound basis on terms that it shall be increased as if it bore interest at a rate of LIBOR plus 1 per cent, from day to day until actual payment, compounded with six monthly stops.

(b) The holders of "B" Preference Shares in issue from time to time shall be entitled to be paid, out of the profits available for distribution and resolved to be distributed pari passu with the payment of dividends to the holders of "A" Preference Shares and "C" Preference Shares' but otherwise in priority to the payment of dividends or other distributions to holders of any other shares in the capital of the Company, a preferential non-cumulative dividend (the *"B" Dividend*) per share in an amount in respect of each calendar year equal to the aggregate of the amounts produced by the following formula in respect of each quarter in such calendar year:-

$$\frac{(LIBOR + z)c}{4d}$$

where:

(i) LIBOR has the meaning set out in paragraph (1) above:

(ii) z means 1.4 per cent;

(iii) c means the aggregate nominal value of the "B" Preference Shares in issue; and

(iv) d means the number of "B" Preference Shares in issue,

which amount shall be net of the amount of any associated tax credit and of any withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, collected, withheld or assessed by or on behalf of the United Kingdom or any authority therein or thereof having power to tax. The "B" Dividend shall be paid half yearly in the amounts referable to the two quarters in such half year on 30 June and 31 December (the *Payment Date*) in every year in respect of the half years ending on those dates, the first such dividend being payable on 30 June 1998.

(c) The holders of "C" Preference Shares in issue from time to time shall be entitled to be paid, out of the profits available for distribution and resolved to be distributed pari passu with the payment of dividends to the holders of "A" Preference Shares and the "B" Preference Shares but otherwise in priority to the payment of dividends or other distributions to holders of any other shares in the capital of the Company, a preferential non-cumulative dividend (the *"C" Dividend*) per share in an amount in respect of each calendar year equal to the aggregate of the amounts produced by the following formula in respect of each quarter in such calendar year:-

$$\frac{(LIBOR + z)c}{4d}$$

where:

(i) LIBOR has the meaning set out in paragraph (1) above:

(ii) *z* means 1.6 per cent;

(iii) *c* means the aggregate nominal value of the "C" Preference Shares in issue; and

(iv) *d* means the number of "C" Preference Shares in issue,

which amount shall be net of the amount of any associated tax credit of any withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, collected, withheld, or assessed by or on behalf of the United Kingdom or any authority therein or thereof having power to tax. The "C" Dividend shall be paid half yearly in the amounts referable to the two quarters in such half year on 30 June and 31 December (the Payment Date) in every year in respect of the half years ending on those dates, the first such dividend being on 31 December 2001.

(d) The holders of "A" Preference Shares, the "B" Preference Shares and the "C" Preference shares shall not be entitled to any further right of participation in the profits of the Company and the remaining profits of the Company available for distribution and resolved to be distributed shall, subject to the provisions of the Act, belong to and be divided among the holders of Ordinary Shares and the Preferred Ordinary Shares pari passu according to the number of such shares held by them respectively.

(2) **As regards capital:**

On a return of capital on liquidation or otherwise of the Company, the surplus assets of the Company available for distribution among the members shall (subject to any provision made under section 719 of the Act) be applied~~:~~ in accordance with and in the descending order of priority set out below:-

(a) first, in repaying ~~rateable~~rateably to the holders of the "A" Preference Shares ~~and the holders of the "B" Preference Shares' and "C" Preference Shares':(i)~~ ——the amounts paid up on such shares; ~~and~~

(b) second, in repaying a sum equal to any arrears or deficiency of the "A" Dividend to be calculated as if the "A" Dividend accrued from day to day

during the period since the most recent Payment Date down to the date of the return of capital;

(c) third, in repaying rateably to the holders of the Preferred Ordinary shares the amounts paid up on such shares;

(d) fourth, in repaying rateably to the holders of the "B" Preference Shares and "C" Preference Shares the amounts paid up on such shares;

(ii) e) fifth, in repaying a sum equal to any arrears or deficiency of the "A" Dividend or "B" Dividend or "C" Dividend to be calculated as if the "A" Dividend "B" Dividend and the "C" Dividend accrued from day to day during the period since the most recent Payment Date down to the date of the return of capital.

(b) The balance (if any) of such assets, subject to any special rights which may be attached to any other class of shares, shall be applied in repaying to the holders of Ordinary Shares the amounts paid up on such shares and subject thereto shall belong to and be distributed among suchthe holders rateableof Ordinary Shares and Preferred Ordinary Shares rateably according to the number of such shares held by them respectively.

(3) **As regards redemption**

(a) subject to any legally binding covenant, undertaking or agreement entered into by the Company to the contrary, the Company shall have the right (subject to the provisions of the Act) to redeem the whole or any part of the "B" Preference Shares for the time being used and outstanding at any time upon giving to the holders of the "B" Preference Shares to be redeemed not less than 7 days previous notice in writing, and the Company shall on 31 December 2007 (or so soon thereafter as the Company shall be able to comply with the provisions of the Act concerning the redemption of such shares) redeem the whole of the "B" Preference Shares then issued and outstanding.;

(b) any notice of redemption issued to the holders of the "B" Preference Shares shall specify the date fixed for such redemption and the place at which the certificates for such shares are to be presented for redemption and upon such date the Company shall redeem the "B" Preference Shares and each of the holders of "B" Preference Shares shall be bound to deliver to the Company at such places, certificates for each of the "B" Preference Shares as are held by them (or an indemnity in lieu thereof in a form satisfactory to the Company). Upon such delivery the Company shall pay to such holder the amounts due to him in respect of such redemption and/or, as the case may be, deliver to him a new certificate for the remaining "B" Preference Shares held by him after such redemption.;

(c) as from the date fixed for redemption of "B" Preference Shares, (a) the "B" Dividend shall cease to accrue thereon; (b) such shares shall be treated as having been redeemed, whether or not the certificate for them shall have been delivered and the redemption monies paid; and (c) such redemption monies if remaining unpaid, shall constitute a debt of the Company subject to all the provisions of these Articles relating to monies payable on or in respect of the shares; and

(d) there shall be paid on each "B" Preference Share which is redeemed the amount paid up thereon together with a sum equal to any arrears or deficiency of the "B" Dividend thereon to be calculated down to and including the date fixed for redemption as if the "B" Dividend accrued from day to day during the period since the most recent Payment Date.

(e) subject to any legally binding covenant, undertaking or agreement entered into by the Company to the contrary, the Company shall have the right (subject to the provisions of the Act) to redeem the whole or any part of the "C" Preference Shares for the time being issued and outstanding at any time upon giving to the holders of the "C" Preference Shares to be redeemed not less than 7 days previous notice in writing, and the Company shall on 31 December 2021 (or so soon thereafter as the Company shall be able to comply with the provisions of the Act concerning the redemption of such shares) redeem the whole of the "C" Preference Shares then issued and outstanding;

(f) any notice of redemption issued to holders of the "C" Preference Shares shall specify the date fixed for such redemption and the place at which the certificates for such shares are to be presented for redemption and upon such date the Company shall redeem the "C" Preference Shares and each of the holders of "C" Preference Shares shall be bound to deliver to the Company at such places, certificates for each of the "C" Preference Shares as are held by them (or an indemnity in lieu thereof in a form satisfactory to the Company). Upon such delivery the Company shall pay to such holder the amounts due to him in respect of such redemption and/or, as the case may be, deliver to him a new certificate for the remaining "C" Preference Shares held by him after such redemption;

(g) as from the date fixed for redemption of "C" Preference Shares, (a) the "C" Dividend shall cease to accrue thereon; (b) such shares shall be treated as having been redeemed, whether or not the certificate for them shall have been delivered and the redemption monies paid; and (c) such redemption monies if remaining unpaid, shall constitute a debt of the Company subject to all the provisions of these Articles relating to the monies payable on or in respect of the shares; ~~and~~

(h) there shall be paid on each "C" Preference Share which is redeemed the amount paid up thereon together with a sum equal to any arrears or deficiency of the "C" Dividend thereon to be calculated down to and including the date fixed for redemption as if the "C" Dividend accrued from day to day during the period since the most recent Payment Date~~.~~; and

(i) the "B" Preference Shares or "C" Preference Shares shall not be redeemed until all amounts paid up in respect of the Preferred Ordinary Shares shall have been repaid by the Company to the holder or holders thereof, whether by way of repurchase of shares made in accordance with Chapter VII of the Act, a reduction of capital confirmed by order of the court under section 137 of the Act, or otherwise.

(4) As regards voting and attendance at ~~General Meetings~~general meetings:-

(a) the "A" Preference Shares shall not entitle any holder thereof (a) to vote upon any resolution proposed at any general meeting or (b) to receive notice of or attend at any ~~General Meeting~~general meeting; and

(b) the “B” Preference Shares shall entitle any holder thereof (a) on a poll to one vote for every 5 “B” Preference Shares held by him upon any resolution proposed at any general meeting, and to one vote on a show of hands in respect of any such resolution and (b) to receive notice of and attend at any ~~General Meeting.~~general meeting;

(c) the "C" Preference Shares shall entitle any holder thereof (a) on a poll to one vote for every 5 "C" Preference Shares held by him upon any resolution proposed at any general meeting, and to one vote on a show of hands in respect of any such resolution, and (b) to receive notice of and attend at any ~~General Meeting.~~general meeting;

(d) the Ordinary Shares shall entitle any holder thereof (a) on a poll to one vote for every Ordinary Share held by him upon any resolution proposed at any general meeting, and to one vote on a show of hands in respect of any such resolution; and (b) to receive notice of and attend at any general meeting; and

(e) the Preferred Ordinary Shares shall entitle any holder thereof (a) on a poll to one vote for every Preferred Ordinary Share held by him upon any resolution proposed at any general meeting, and to one vote on a show of hands in respect of any such resolution; and (b) to receive notice of and attend at any general meeting.

4. Subject to the provisions of the Act, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by the Articles.

5. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

6. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by the Articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety thereof in the holder.

SHARE CERTIFICATES

7. Every member, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the directors may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

8. If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the directors may

determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

9. The Company shall not have any lien on any part of its share capital in respect of any amount or obligation whatsoever which may be owing to it by any person.

SHARES

10. Subject to the provisions of the Companies Act 1985 relating to authority, pre-emption rights and otherwise and of any resolution of the Company in general meeting passed pursuant thereto, all unissued shares for the time being in the capital of the Company shall be at the disposal of the directors and they may (subject as aforesaid) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they think fit.

CALLS ON SHARES AND FORFEITURE

11. Subject to the terms of allotment, the directors may make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

12. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

13. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

14. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

15. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call

16. Subject to the terms of allotment, the directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

17. If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if

the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

18. If the notice is not complied with any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

19. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before the sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may authorise some person to execute an instrument of transfer of the share to that person.

20. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but a person whose shares have been forfeited shall be given credit against such liability for any consideration received by the Company upon their sale, reallotment or other disposition and the directors may waive payment wholly or in part of any amount due from such person as aforesaid.

21. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

TRANSFER OF SHARES

22. The instrument of transfer of a share may be in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

23. The directors may refuse to register the transfer of a share (not being a fully-paid share) to a person of whom they do not approve. They may also refuse to register a transfer unless -

(a) It is lodged at the office or at such other place as the directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) it is in respect of only one class of shares; and

(c) it is in favour of not more than four transferees.

24. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

25. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

26. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

27. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

TRANSMISSION OF SHARES

28. If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

29. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall given notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the Articles relating to the transfer of shares shall apply to the notice of instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

30. A person becoming entitled to a share in consequence of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

ALTERATION OF SHARE CAPITAL

31. The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes:

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

32. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company) and distribute the net proceeds of sale in due proportion amount those members, and the directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

33. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

34. Subject to the provisions of the Act, the Company may purchase its own shares (including any redeemable shares) and, if it is a private Company, make a payment in respect of the redemption or purchase of its own shares otherwise than out of distributable profits of the Company or the proceeds of a fresh issue of shares.

GENERAL MEETINGS

35. All general meetings shall be held at a location within the United Kingdom.

36. All general meetings other than annual general meetings shall be called extraordinary general meetings.

37. The directors may call general meetings and, on the requisition of members pursuant to the provisions of the Act, shall forthwith proceed to convene an extraordinary general meeting for a date not later than eight weeks after receipt of the requisition.

NOTICE OF GENERAL MEETINGS

38. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if it is so agreed -

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of any other meeting by a majority in number of the members having a right to attend and vote being a majority together holding not less than ninety-five per cent in nominal value of the shares giving that right.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such.

Subject to the provisions of the Articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors.

39. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

40. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

41. If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the directors may determine.

42. The chairman, if any, of the board of directors or in his absence some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number to be chairman and, if there is only one director present and willing to act, he shall be chairman.

43. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

44. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

45. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

46. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:-

(a) by the chairman; or

(b) by at least two members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting: or

(d) by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand by a person as proxy for a member shall be the same as a demand by the member.

47. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

48. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

49. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

50. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

51. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

52. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

53. A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more members.

VOTE OF MEMBERS

54. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote and on a poll every member shall have one vote for every share of which he is the holder.

55. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the register of members.

56. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote shall be deposited at the office, or at such other place as is specified in accordance with the Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

57. No member shall vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

58. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

59. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.

60. An instrument appointing a proxy shall be in writing, executed by or on behalf of the appointor and shall be in such form as the directors may approve or in any other usual or common form.

61. The instrument appointing a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the directors may -

    (a) be deposited at the office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote;

    (b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid.

62. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the office or at such other place at which the instrument of proxy was duly deposited before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

NUMBER OF DIRECTORS

63. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be no more than sixteen[3] and not less than three, a majority of whom shall be persons who, upon their appointment as directors, were UK persons.

ALTERNATE DIRECTORS

64. Any UK Director (other than an alternate of a UK Director) may appoint any other UK Director or any other UK Person who is willing to act, to be an alternate director and may remove from office an alternate director so appointed by him and any director who is not a UK Director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director any may removed from office an alternate director so appointed by him.

65. An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not personally present, and generally to perform all the functions of his appointor as a director in his absence but shall not be entitled to receive any remuneration from the Company for his services as an alternate director. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the directors or any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

66. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of any alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment. The appointment of an

[3] By Special Resolution dated 14 February 2003 Article 63 was amended and by Special Resolution dated 3 June 2003 Article 63 was further amended.

alternate director shall also determine automatically on the happening of any event which if he were a director would cause him to vacate his office as director.

67. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment or in any other manner approved by the directors.

68. Save as otherwise provided in the Articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

69. Subject to the provisions of the Act, the Memorandum of Association and the Articles and to any directions given by special resolution, the business of the Company shall be managed by the directors who may exercise all the powers of the Company. No alteration of the Memorandum of Association or Articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this regulation shall not be limited by any special power given to the directors by the Articles and a meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.

70. The directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

DELEGATION OF DIRECTORS' POWERS

71.[4] The directors may delegate any of their powers to any committee whether or not such a committee includes a director. They may also delegate to any managing director who is a U.K. Person or any U.K. Director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of directors so far as they are capable of applying.

APPOINTMENT AND REMOVAL OF DIRECTORS

72. (1) A member, or members together, holding shares carrying more than fifty per cent of the voting rights which are ordinarily exercisable at general meetings of the Company may appoint any person to be a director or remove any director from office. Every such appointment or removal shall be in writing and signed by or on behalf of the said member(s) and shall take effect upon receipt at the registered office of the Company or by the secretary.

(2) The directors shall (subject to Article 63) have power to appoint any person to be a director either to fill a casual vacancy or as an addition to the existing directors, subject to any maximum for the time being in force, and any director so appointed shall (subject to Article 73) hold office until he is removed pursuant to Article 72(1).

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4 Article 71 was amended by special resolution of the Company dated 1 November 2001.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

73. The office of a director shall be vacated if:-

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:-

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other personal to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company; or

(e) he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated.

REMUNERATION OF DIRECTORS

74. The directors shall be entitled to such remuneration as the Company may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

DIRECTORS' EXPENSES

75. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

DIRECTORS' APPOINTMENTS AND INTERESTS

76. Subject to the provisions of the Act, the directors may appoint one or more of their number (being, in each case, (a) UK Director(s)) to the office of managing director or to any other executive office under the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

77. Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:-

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

78. For the purposes of Article 77:-

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class or persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

79. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

80. All meetings of the directors, or of a committee of directors, shall be held at a location within the United Kingdom.

81. Subject to the provisions of the Articles, the directors may regulate their proceedings as they think fit. A director may, and the secretary at the request of a director shall, call a meeting of the directors. It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom unless he has given to the Company an address (whether within or without the United Kingdom) at which such notice is to be served. Questions arising at a meeting shall be decided by a majority of votes. The chairman shall have no second or casting vote.

82. The quorum for the transaction of the business of the directors shall be three, two of whom shall be UK Directors and there shall be deemed not to be a quorum unless the majority of directors present are UK Directors. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

83. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

84. The directors may appoint one of their number to be the chairman of the board of directors and may at any time remove him from that office. Unless he is unwilling to do so, the director so appointed shall preside at every meeting of directors at which he is present. But if there is no director holding that office, or if the director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

85. All acts done by a meeting of directors, or of a committee of directors, or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

85A.[5] A resolution in writing signed by all the Directors for the time being in the United Kingdom shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors.

85B.[6] Without prejudice to the first sentence of Article 81, a meeting of the directors or of a committee of the directors may consist of a conference between directors who are not all in one place, but of whom each is able (directly or by telephonic communication) to speak to each of the others, and to be heard by each of the others simultaneously. A director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no such group, where the chairman of the meeting then is. The word ***meeting*** in the Articles shall be construed accordingly.

85C.[7] Meetings of directors may be held simultaneously with meetings of directors of other companies within the AMP Group in the following circumstances (1) where those companies have an identical composition of directors; or (2) if those companies do not have an identical composition of directors, where the simultaneous meetings of each such board of directors are conducted so that separate resolutions of all such boards are proposed and those who are not directors of all the companies concerned only speak to and vote on the resolutions of the boards of directors of which they are a member, provided always that simultaneous meetings shall not be

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5 Article 85A was inserted by special resolution of the Company dated 23 May 1996.

6 Article 85B was inserted by special resolution of the Company dated 23 December 1997.

7 Article 85C was inserted by special resolution of the Company dated 28 February 2001 and subsequently amended by special resolution of the Company dated 21 May 2001.

held where there is an apparent conflict of interest between the Company and those other companies

INTERESTS OF DIRECTORS

86. A director may vote at any meeting of the directors or of a committee of the directors on any resolution concerning a transaction or arrangement with the Company or in which the Company is interested, or concerning any other matter in which the Company is interested, notwithstanding that he is interested in that transaction, arrangement or matter or has in relation to it a duty which conflicts or may conflict with the interests of the Company.

SECRETARY

87. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

MINUTES

88. The directors shall cause minutes to be made in books kept for the purpose:-

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of directors, including the names of the directors present at each such meeting.

THE SEAL

89. The seal shall only be used by the authority of the directors or of a committee of directors authorised by the directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or by a second director.

DIVIDENDS

90. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

91. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful

payment of an interim dividend on any shares having deferred or non-preferred rights.

92. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

93. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

94. Any dividend or other moneys payable in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

95. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

96. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

ACCOUNTS

97. No member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the directors or by ordinary resolution of the Company.

CAPITALISATION OF PROFITS

98. The directors may with the authority of an ordinary resolution of the Company:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the

same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this regulation, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this regulation in fractions; and

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

NOTICES

99. Any notice to be given to or by any person pursuant to the Articles shall be in writing except that a notice calling a meeting of the directors need not be in writing.

100. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders.

101. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

102. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been duly given to a person from whom he derives his title.

103. Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice shall be deemed to be given at the expiration of 72 hours after the envelope containing it was posted.

104. A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by the Articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

WINDING UP

105. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

106. Subject to the provisions of the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer or auditor of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS

Dated this day of 1999

Witness to the above signatures:

File No. 82-34758

Company No. 2072534

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

SPECIAL RESOLUTION

AMP (UK) PLC

In accordance with Article 53 of the Articles of Association of the Company, the undersigned, being the only members of the Company who at the date of this resolution are entitled to attend and vote at a general meeting of the Company, hereby RESOLVE:-

> THAT, in the Articles of Association of the Company, Article 63 be amended to read "sixteen" instead of "twelve" with immediate effect:

Dated this 3rd day of June 2003

Name	Address	Signature
AMP Financial Services Holdings Limited	33 Alfred Street Sydney NSW 2000 Australia	PHILIP MACKEY
AMP Life Limited	33 Alfred Street Sydney NSW 2000 Australia	PHILIP MACKEY

COMPANY NO. 2072534

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

HHG PLC

PRELIMINARY

Table A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address, in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles means these articles of association as altered from time to time by special resolution;

ASX means Australian Stock Exchange Limited;

ASX listing means admission of the Company to the official list of ASX;

ASX Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable to the Company while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

ASTC means ASX Settlement and Transfer Corporation Pty Ltd or its successors in its capacity as an approved Securities Clearing House under the Corporations Act (2001) (Australia);

auditors means the auditors of the Company;

the board means the directors or any of them acting as the board of directors of the Company;

CDI means a CHESS Depositary Interest issued over shares in the Company as contemplated by the ASX Listing Rules;

CDI Holder means the holder of a CDI;

CDI Record Date shall have the meaning given in Article 64;

CDI Register means the register of CDI Holders to be established and maintained by or on behalf of the Company;

CDI Voting Instructions shall have the meaning given in Article 99;

CDI Voting Notice shall have the meaning given in Article 100;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

Depositary Nominee means the entity which holds legal title to the shares in the capital of the Company to which the CDI Holders are beneficially entitled;

Depositary Nominee's Overall Holding means the aggregate of the ordinary shares for the time being registered in the name of the Depositary Nominee;

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

member means a member of the Company;

Member Voting Record Time shall have the meaning given in Article 63;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

paid means paid or credited as paid;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;

SCH Business Rules means the rules from time to time promulgated by ASTC;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

treasury shares has the meaning given by the Act, as amended by The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, as if those Regulations were in force at the date of adoption of these Articles;

uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

Where, in relation to a share, these Articles refer to a ***relevant system***, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and ***sending*** and ***giving*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the

exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

Shares with special rights

4. Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

5. The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

6. The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

7. The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

8. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

9. Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

10. Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 80 authority

11. The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

12. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 11 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue; and

(b) the allotment (otherwise than pursuant to Article 12(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

Interpretation where shares allotted are treasury shares

This Article applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in this Article the words "pursuant to the authority conferred by Article 11" were omitted.

Allotment after expiry

13. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

14. In this Article and Articles 11, 12 and 13:

prescribed period means any period for which the authority conferred by Article 11 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 12 is given by special resolution stating the section 89 amount;

pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities and, if in accordance with their rights the board so determines, holders of other equity securities of any class (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders or holders of other equity securities, if applicable are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any territory or the requirements of any regulatory body or stock exchange;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

15. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 16:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

16. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

17. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

18. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

19. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent of the holders of three-quarters in nominal value of the issued shares of the class, (excluding any shares of that class held as treasury shares), which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

but not otherwise.

When rights deemed to be varied

20. For the purposes of Article 19, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

Members' rights to certificates

21. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 171 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

22. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

23. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions

of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

24. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

25. To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 10 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

26. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

27. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

28. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

29. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

30. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not

exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

31. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

32. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

33. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

34. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for *non-compliance*

35. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares

36. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the

board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 10. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

37. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

38. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

39. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

40. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated share

41. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Invalid transfers of certificated shares

42. The board may refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

43. In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

44. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration

45. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

46. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention of transfers

47. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

48. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

49. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means

of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

50. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

51. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 49, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 183. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

52. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

53. All shares created by ordinary resolution pursuant to Article 52 shall be:

(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

54. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

55. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

56. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

GENERAL MEETINGS

Types of general meeting

57. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

58. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings 59. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice 60. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice 61. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each CDI Holder, to each of the directors and to the auditors. The Company may determine that the members entitled to receive a notice of a general meeting of the Company are the members on the register at the close of business on a day determined by the Company, which day may not be more than 21 days before the day that notices of the meeting are sent.

Contents of notice: general 62. The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 67, which shall be identified as such in the notice) and the general nature of the business to be transacted, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend, speak and vote instead of him and that a proxy need not be a member of the Company.

Record time for shareholders 63. For the purpose of determining whether a person is entitled as a member to attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time (the ***Member Voting Record Time***) not more than 48 hours before the time fixed for the meeting, by which a person who holds shares in registered form must be entered on the register in order to have the right to attend or vote at the meeting or to appoint a proxy to do so.

Record time for CDI Holders 64. Subject to the SCH Business Rules, for the purpose of determining whether a person is entitled as a CDI Holder to:

(a) exercise the rights conferred by Article 99; and

(b) receive a CDI Voting Notice in accordance with Article 100; and

(c) in cases where the Company has made arrangements to pay dividends directly to CDI Holders, be paid dividends,

and, where relevant, the number of CDIs in respect of which he is so entitled, the Company may determine that the CDI Holders so entitled shall be the persons entered

on the CDI Register at the close of business on any date specified for the particular purpose (each, a ***CDI Record Date***).

Contents of notice: additional requirements

65. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 69 arrangements

66. The notice shall include details of any arrangements made for the purpose of Article 69 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

67. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending in person or by proxy at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

68. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 67, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 80 shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings

69. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance 70. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 69 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 69. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting 71. If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 67 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 105(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 105(b), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Meaning of participate 72. For the purposes of Articles 67, 68, 69, 70 and 71, the right of a member or proxy to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to send notice etc. 73. The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, or to send a CDI Voting Notice, to any person entitled to receive it, or the non-receipt for any reason of any such notice

or notification, or form of proxy, or CDI Voting Notice, or the non-receipt by the Company of a completed form of proxy, or of completed CDI Voting Instructions, in each case whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

74. The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

75. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

76. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

77. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

78. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman's powers

79. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's

power to adjourn a meeting conferred by Article 68), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment: procedures

80. Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members or proxies may be unable to be present at the adjourned meeting. Any such member or proxy may nevertheless appoint a proxy for the adjourned meeting in accordance with Article 103 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 105(a). When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 67 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

81. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

82. All special and extraordinary resolutions put to the vote of a general meeting shall be decided by way of poll. All other resolutions put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand

for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) (except on the election of the chairman of the meeting or on a question of adjournment) at least five persons present at the meeting being members or a proxy or proxies for members in each case having the right to vote at the meeting; or

(c) any person or persons present at the meeting being members or a proxy or proxies for members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any person or persons present at the meeting being members or a proxy or proxies for members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

83. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

84. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

85. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

86. Subject to Article 87, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

87. A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the

declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll 88. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions 89. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

VOTES OF MEMBERS

Right to vote 90. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person and every person who has been duly appointed as a proxy shall have one vote and on a poll every member present in person or (except in the case of a proxy appointed by the Depositary Nominee) by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders 91. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity 92. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may vote, whether on a show of hands or on a poll, by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears 93. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Errors in voting 94. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting 95. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which

ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Voting: additional provisions

96. On a poll, votes may be given either personally or by proxy. A member or proxy entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

97. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as may be approved by or on behalf of the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointor or any person duly authorised by the appointor or, if the appointor is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution. For the purpose of this Article and Articles 98, 105 and 110, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

98. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication, if the board so determines.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

CDI voting and proxy arrangements

99. Subject to Article 100, at every general meeting of the Company each person who is a CDI Holder at the relevant CDI Record Date shall have the right, in respect of the number of CDIs held by them at the relevant CDI Record Date to direct the Depositary Nominee:

(a) as to how it should vote with respect to resolutions described in a notice of general meeting;

(b) to appoint him as its proxy; or

(c) to appoint as its proxy a person nominated by him,

each a ***CDI Voting Instruction***.

Notices in relation to CDI voting

100. The Company shall send a notice (a ***CDI Voting Notice***) to each CDI Holder on the CDI Register at the relevant CDI Record Date informing them of their rights under Article 99 and of the time by which CDI Voting Instructions must be received by the Company (***CDI Voting Instruction Receipt Time***). Any CDI Voting Instruction received after the CDI Voting Instruction Receipt Time shall be void.

Same rights

101. Subject to these Articles, a proxy appointed by the Depositary Nominee shall have the same rights (and be subject to the same restrictions) as a proxy appointed by any other member.

Effect of voting instructions

102. Where CDI Voting Instructions are received by the CDI Voting Instruction Receipt Time, then:

(a) in the case where a CDI Holder has given directions pursuant to Article 99(a), the number of votes that shall be cast by the Depositary Nominee on a poll on their behalf shall be equal to the number of CDIs in respect of which that direction has been given or, if less, the number of CDIs standing to the name of that CDI Holder in the CDI Register at the relevant CDI Record Date; and

(b) in the case where a CDI Holder has given a direction in accordance with Articles 99(b) or (c) to the effect that he or (as the case may be) some other person should be appointed as a proxy of the Depositary Nominee, the Depositary Nominee shall appoint the person so nominated as its proxy and the number of votes that may be cast by that proxy on a poll shall be equal to the number of CDIs in respect of which the direction has been given or, if less, the number of CDIs standing to the name of that CDI Holder in the CDI Register at the relevant CDI Record Date.

Adjustment to votes

103. If it appears in relation to a particular resolution at a particular meeting that the aggregate number of votes cast by or on behalf of the Depositary Nominee would without an adjustment exceed the Depositary Nominee's Overall Holding at the relevant Member Voting Record Time then such adjustments shall be made to the aggregate number of votes cast for or against the resolution so that the total number of votes cast by or on behalf of the Depositary Nominee does not exceed that Depositary Nominee's Overall Holding at the Member Voting Record Time. The chairman of the meeting has discretion to make such adjustments as are fair and equitable and any such adjustments made in good faith shall be conclusive and binding on all persons interested.

For the avoidance of doubt votes cast by or on behalf of the Depositary Nominee shall include votes cast by any proxy appointed by it.

Determination of questions relating to CDIs

104. Subject and without prejudice to the requirements of the SCH Business Rules and the provisions of Articles 64 and 99, if in any circumstances other than those provided for in those Articles any question shall arise as to whether any person has been validly appointed to vote (or exercise any other right) in respect of a holding of CDIs or as to the number of CDIs in respect of which he is entitled to do so, then:

(a) if such question arises at or in relation to a general meeting it shall be determined by the chairman of the meeting or in such other manner as may

have been prescribed by regulations or procedures made or established by the board under Article 111; and

(b) if it arises in any other circumstances it shall be determined by the board and any such determination if made in good faith shall be final and conclusive and binding on all persons interested.

Delivery/receipt of proxy appointment

105. Without prejudice to Article 71(b) or to the second sentence of Article 80, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Execution under authority 106. Where the appointment of a proxy is expressed to have been or purports to have been executed by a person on behalf of the holder of a share:

(a) the Company may treat the appointment as sufficient evidence of the authority of that person to execute the appointment on behalf of that holder;

(b) that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been executed, or a copy of such authority certified notarially or in some other way approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and

(c) whether or not a request under Article 106(b) has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to execute the appointment on behalf of that holder and may treat the appointment as invalid.

Validity of proxy appointment 107. A proxy appointment which is not delivered or received in accordance with Article 105 shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last delivered or received shall be treated as replacing and revoking the others as regards that share. The board may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.

Rights of proxy 108. A validly appointed proxy shall have the right to demand, or join in demanding, a poll and the right to speak at a meeting. The proxy appointment shall also, unless it provides to the contrary, be deemed to confer authority on the proxy to vote or abstain from voting as the proxy thinks fit on any amendment of a resolution and on any procedural motion or resolution put to the meeting to which it relates and on any other business not referred to in the notice of meeting which may properly come before the meeting to which it relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives 109. Any corporation which is a member of the Company (in this Article the ***grantor***) may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

110. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 105(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 105(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

Verification procedures of proxies

111. From time to time the directors may (consistently with the Companies Acts and the Articles) make such regulations and establish such procedures as they consider appropriate to receive and verify the appointment or revocation of a proxy. Any such regulations may be general, or specific to a particular meeting. Without limitation, any such regulations may include provisions that the directors (or some person or persons appointed by them) may conclusively determine any matter or dispute relating to:

(a) the appointment or revocation, or purported appointment or revocation, of a proxy; and/or

(b) any instruction contained or allegedly contained in any such appointment,

and any such regulations may also include rebuttable or conclusive presumptions of any fact concerning those matters. The directors may from time to time modify or revoke any such regulations as they think fit, provided that no subsisting valid appointment or revocation of a proxy or any vote instruction shall thereby be rendered invalid.

Limitation of liabilities in connection with proxies

112. To the extent permitted by law, each of the directors, the secretary and each person employed or, directly or indirectly, retained or used by the Company in the processes of receiving and validating the appointment and revocation of proxies or otherwise dealing with CDI Voting Instructions shall not be liable to any persons other than the Company in respect of any acts or omission (including negligence) occurring in the execution or purported execution of his tasks relating to such processes, provided that he shall have no such immunity in respect of any act done or omitted to be done in bad faith.

ESTABLISHMENT OF CDI REGISTER; TREATMENT OF CDI HOLDERS

Establishment of CDI Register

113. If the Company is admitted to listing on ASX the board shall, in accordance with the SCH Business Rules, establish and (for so long as the Company remains so listed) maintain the CDI Register.

Legal framework governing CDIs

114. For so long as the Company remains listed on ASX, the provisions of the SCH Business Rules and of these Articles shall govern the relationship between CDI Holders and the Company. Notwithstanding any provisions of these Articles, the board shall be authorised to vary or depart from any provision of these Articles concerning the holding of CDIs if and to the extent necessary to comply with the SCH Business Rules.

No recognition of trusts etc.

115. Except as required by law, no CDI Holder shall be recognised by the Company as holding any interest in CDIs upon any trust and the Company shall be entitled to treat any person entered in the CDI Register as the only person (other than the Depositary Nominee) who has any interest in the CDIs standing to the name of that CDI Holder.

NUMBER OF DIRECTORS

Limits on number of directors

116. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than 3 nor more than 15 in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

117. At the first annual general meeting after the date of ASX listing all the directors shall retire from office.

118. At every subsequent annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but if any director has at the start of the annual general meeting been in office for three years or more since his last appointment or re-appointment, he shall retire at that annual general meeting.

Which directors to retire

119. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be, first, those who wish to retire and not be re-appointed to office, and, second, those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

120. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or

unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

121. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

122. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

123. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

124. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

125. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

126. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

127. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

128. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

129. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

130. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

131. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

132. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

133. Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 128) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

134. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

135. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

136. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

137. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards etc.

138. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any

vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

139. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including title "director"

140. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

141. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 124; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient.

Power of Company to remove director

142. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

NON-EXECUTIVE DIRECTORS

Arrangements with non-executive directors

143. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Article 144 and 145, any such agreement or arrangement may be made on such terms as the board determines.

Ordinary remuneration

144. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £700,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

145. Any director who does not hold executive office and who performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 145) be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

146. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

147. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

148. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

149. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

150. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

151. For the purposes of Article 150:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

152. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

153. Without prejudice to the provisions of Article 213, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 153(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his

duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

154. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

155. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

156. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from his normal address, whether in the United Kingdom or elsewhere, may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from his normal address. No account is to be taken of directors absent from their normal address when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote, provided that the chairman may not exercise any such second or casting vote at any meeting at which only two of the directors who are present are entitled to vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

157. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

158. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman

159. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

160. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

161. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be executed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Meetings by telephone etc.

162. Without prejudice to the first sentence of Article 156, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be

held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

163. Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

164. For the purposes of Article 163, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

165. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

166. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

167. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

168. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

169. The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

170. Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient

evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for execution of deed

171. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. A instrument executed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

172. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

173. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

174. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

175. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of

any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

176. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

177. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may:

(a) pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear; and

(b) pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment.

If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Declaration and payment in different currencies

178. The board may determine:

(a) the currency in which dividends shall be declared;

(b) the currency or currencies in which any dividend so declared shall be paid; and

(c) how and when any currency exchange calculations shall be carried out and how any associated costs shall be met.

Apportionment of dividends

179. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

180. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

181. The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 182 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

182. The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 181.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the ***average quotation*** for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 182(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 182(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

183. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board

may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

184. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

185. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 184, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by post

186. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 203; or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and risk

187. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders or if permitted by the Company, of such person as the holder or

joint holders may in writing direct) shall be a good discharge to the Company. Every cheque or warrant sent or transfer of funds made by the relevant bank or system in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 184.

Interest not payable

188. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

189. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members;

(g) generally do all acts and things required to give effect to the ordinary resolution; and

(h) for the purposes of this Article, unless the relevant resolution provides otherwise, if the Company holds treasury shares of the relevant class at the record date specified in the relevant resolution, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than the Company.

RECORD DATES

Record dates for dividends etc.

190. Notwithstanding any other provision of these Articles but subject to the ASX Listing Rules, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS

Rights to inspect records

191. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

192. Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

193. Subject to the Companies Acts, the requirements of Article 192 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts

and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

194. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Methods of Company sending notice

195. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person's usual address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 196; or

(f) by any other method approved by the board.

Website publication by Company

196. Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

197. In Article 196 ***publication period*** means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 80, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 88, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(c) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

Methods of member etc. sending notice

198. Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders

199. In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Registered address outside UK

200. A member whose registered address is not within the United Kingdom and who sends to the Company an address to which a notice or other document may be sent using electronic communications shall be entitled to have notices or other documents sent to him at that address or the address specified for that member in the register (provided that, in the case of electronic communications, the Company so agrees, which agreement the Company shall be entitled to withhold in its absolute discretion including, without limitation, in circumstances in which the Company

considers that the sending of the notice or other document to such address using electronic communications would or might infringe the laws of any other jurisdiction).

Deemed receipt of notice

201. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

202. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission

203. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

204. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title.

Proof of sending/when notices etc. deemed sent by post

205. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic communication

206. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice includes website notification

207. Except when the subject or context otherwise requires, in Articles 195, 198, 199, 200, 201, 202, 203, 204, 205 and 206, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice during disruption of services

208. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

209. The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

210. It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 209 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 209 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 209 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 209 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article and Article 209 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article or Article 209 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 209 or in any other circumstances which would not attach to the Company in the absence of this Article or Article 209; and

(g) any reference in this Article or Article 209 to the destruction of any document includes a reference to its disposal in any manner.

WINDING UP

Liquidator may distribute in specie

211. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

212. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers

213. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

RESTRICTED SECURITIES

Restricted securities

For so long as the Company has a primary listing on ASX:

214. Restricted securities cannot be disposed of during the escrow period except as permitted by the ASX Listing Rules or ASX.

215. The Company must not acknowledge a disposal (including by registering a transfer) of restricted securities during the escrow period except as permitted by the ASX Listing Rules or ASX.

216. During a breach of the ASX Listing Rules relating to restricted securities, or a breach of a restriction agreement, the holder of the restricted securities is not entitled to any dividend or distribution, or voting rights, in respect of the restricted securities.

217. For the purposes of Articles 214 to 216:

escrow period means has the meaning given to that term by the ASX Listing Rules;

restricted securities has the meaning given to that term by the ASX Listing Rules; and

restriction agreement means a restriction agreement within the meaning and for the purposes of the ASX Listing Rules.

CONTENTS

CLAUSE **PAGE**

COMPANY NO. 2072534

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

HHG PLC

File No. 82-34758

COMPANY NO. 2072534

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

HHG PLC

COMPANY NO. 2072534

THE COMPANIES ACT 1985
PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF
HHG PLC

As altered by special resolutions passed on 28 April 1987 and 10 October 2003.

1. The Company's name is "HHG PLC"[1]

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales

The Company's objects are:-

(a) To acquire and hold controlling and other interests in the share or loan capital of any company or companies and in particular in companies engaged in the business of insurance and in the business of financial services generally.

(b) To provide financial, managerial and administrative advice, services and assistance for any company in which this Company is interested, and for any other company.

(c) To carry on the business of an investment company and to acquire and hold shares, stocks, debentures, debenture stock, bonds, obligations and securities of whatever nature, lands, buildings, leases, underleases, rights or privileges, reversionary interests, annuities, policies of assurance and other property and rights and interests in property of any nature in any part of the world (including, without prejudice to the generality of the foregoing, any asset, right or interest falling within Part II of Schedule 2 of the Financial Services and Markets Act 2000) as the Company shall deem fit; and to enter into or participate in any transaction or undertaking of any description, whether in relation to such property or otherwise; and from time to time to vary or dispose of any investments of the Company.

(d) To acquire any such shares, stocks, debentures, debenture stock, bonds, obligations or securities by original subscription, tender, purchase, exchange or otherwise, and to subscribe for the same and to guarantee the subscription

---

1 The Company was incorporated under the name of Frontdeal Public Limited Company. Its name was changed to A.M.P. (U.K.) Public Limited Company by Special Resolution passed on 28th April 1987. The Company's name was changed to HHG PLC by Special Resolution passed on 10 October 2003.

thereof as the Company shall deem fit and to enforce and exercise all rights and powers conferred or incident to the ownership thereof; and to acquire and take over the whole or any part of any company, business or undertaking which the Company may wish to acquire or become interested in as an investment of the Company on such terms as the Company thinks fit, and to hold and otherwise deal with the same as may seem expedient.

(e) To employ experts to investigate and examine the condition, prospects, value, character and circumstances of any business concerns, undertakings or other assets, property or rights of interest or possible interest to the Company in connection with its investment business.

(f) To carry on any other trade or business whatever which can in the opinion of the Board of Directors be advantageously carried on in connection with or ancillary to any of the businesses of the Company.

(g) To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

(h) To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere any patents, patent rights, brevets d'invention, licences, secret processes, trade marks, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

(i) To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(j) To improve, manage, construct, repair develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

(k) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

(l) To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

(m) To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any party of the Company's property or assets (whether present or future), including its uncalled capital, and also be a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

(n) To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

(o) To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(p) To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

(q) To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

(r) To promote any other company for the purpose of acquiring the whole or part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

(s) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any company purchasing the same.

(t) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

(u) To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment to him or them of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

(v) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling or guaranteeing the subscription of any shares or other securities of the Company.

(w) To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its Directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been Directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance; and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such purchase schemes to be established or maintained.

(x) If and only to the extent permitted by the Companies Act 1985 (the "Act"), to give, whether directly or indirectly, any kind of financial assistance (as defined in Section 152(1)(a) of the Act) for any such purpose as is specified in Section 151(1) and/or Section 151(2) of the Act.

(y) To procure the Company to be registered or recognised in any part of the world.

(z) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

(aa) To do all such other things as may be deemed incidental or conducive to the attainment of the Company's object or any of them.

AND so that:

(1) None of the objects set forth in any sub-clause of this Clause shall be restrictively construed but the widest interpretation shall be given to each such object, and none of such objects shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other object or objects set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this Clause, or by reference to or inference from the name of the Company.

(2) None of the sub-clauses of this Clause and none of the objects therein specified shall be deemed subsidiary or ancillary to any of the objects specified in any other such sub-clause, and the Company shall have as full a power to exercise each and every one of the objects specified in each sub-clause of this Clause as though each such sub-clause contained the objects of a separate Company.

(3) The word "Company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

(4) In this Clause the expression "the Act" means the Companies Act 1985, but so that any reference in this Clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

4. The liability of the Members is limited.

5. The Company's share capital is £100,000 divided into 100,000 shares of £1 each.

(a) The Company's share capital increased to £10,000,000 divided into 10,000,000 shares of £1 each (27th May 1987)

(b) The Company's share capital increased to £120,000,000 divided into 120,000,000 shares of £1 each (2nd June 1989)

(c) The Company's share capital increased to £550,000,000 divided into 550,000,000 shares of £1 each (30th September 1989)

(d) The Company's share capital increased to £680,000,000 divided into 680,000,000 shares of £1 each (16th November 1989)

(e) The Company's share capital increased to £750,000,000 divided into 750,000,000 shares of £1 each (19th June 1991)

(f) The Company's share capital increased to £1,000,000,000 divided into 1,000,000,000 shares of £1 each (23rd December 1997)

(g) By way of a special resolution passed on 23 October 2003, the Company's share capital was increased to £2,350,000,000 by the creation of 1,350,000,000 preferred ordinary shares of £1 each and the existing authorised but unissued share capital of £196,160,000 was designated as 196,160,000 preferred ordinary shares of £1 each

(h) By way of a special resolution passed on 5 November 2003 and with the confirmation of an Order of the High Court of Justice dated 26 November 2003, the Company's share capital was reduced from £2,350,000,000 divided into 16,770,000 'A' preference shares of £1 each, 1,546,160,000 preferred ordinary shares of £1 each and 787,070,000 ordinary shares of £1 each to £27,200,000 divided into 27,200,000 ordinary shares of £1 each

(i) By way of a special resolution passed on 5 November 2003 the 27,200,000 ordinary shares of £1 each were sub-divided into 272,000,000 ordinary shares of 10 pence each

(j) By way of a special resolution passed on 5 November 2003 the share capital of the Company was increased from £27,200,000 to £200,000,000 divided into 2,000,000,000 ordinary shares of 10 pence each, by the creation of 1,728,000,000 ordinary shares of 10 pence each

(k) By way of a special resolution passed on 17 December 2003 the share capital of the Company was increased from £200,000,000 to £425,000,000 divided into 4,250,000,000 ordinary shares of 10 pence each, by the creation of 2,250,000,000 ordinary shares of 10 pence each

WE, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

	NAMES AND ADDRESSES OF SUBSCRIBERS	Number of Shares taken by each Subscriber
1	Michael Richard Counsell, 15 Pembroke Road Bristol BS99 7DX	One
2	Christopher Charles Hadler 15 Pembroke Road Bristol BS99 7DX	One
	Total shares taken	Two

Dated

Witness to the above signatures: Errol Sandiford
15 Pembroke Road
Bristol BS99 7DX

November 2003

HHG PLC
Global Offer

UBS Investment Bank

CAZENOVE

This document, which comprises listing particulars relating to HHG PLC, has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of this document has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act. This document has been prepared in connection with the Demerger as described in this document and assumes that, unless the context requires otherwise, the Demerger has become effective.

Application has been made to the UK Listing Authority for the entire ordinary share capital of HHG PLC, issued and to be issued, to be admitted to the Official List and to the London Stock Exchange for such ordinary share capital, issued and to be issued, to be admitted to trading on the London Stock Exchange's market for listed securities. These applications are subject to, *inter alia*, the approval of AMP Shareholders and Court approval. It is expected that, if these approvals are obtained, admission of the Shares to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective and that unconditional dealings will commence in the Shares at 8.00 a.m. GMT on 23 December 2003.

An application has also been made for admission of up to £50,000,000 convertible loan notes due 2004 to be issued by HHG PLC, convertible into Shares, to the Official List and to trading on the London Stock Exchange's market for listed securities. These convertible loan notes will not be issued if the Global Offer is completed.

For a discussion of the risks that might affect your holding of Shares or the CLNs, see "Risk Factors" in Part 5.

HHG PLC

(incorporated under the Companies Act 1985 and
registered in England and Wales with registered no. 02072534)

Global Offer of HHG Shares of 10 pence nominal value each

Joint Sponsors, Joint Bookrunners and Joint Lead Managers

UBS Investment Bank and Cazenove

and

Admission of up to £50,000,000 Convertible Loan Notes due 2004

The New Shares to be issued pursuant to the Global Offer will, on Admission, rank *pari passu* in all respects with all existing Shares, and will rank in full for all dividends and other distributions declared, made or paid on Shares after Admission.

UBS and Cazenove are acting for HHG PLC in connection with the Demerger and the other matters referred to in this document and will not be responsible to anyone other than HHG PLC for providing the protections offered to the clients of UBS or Cazenove respectively nor for providing advice in relation to the Demerger and such other matters.

Apart from the responsibilities and liabilities, if any, which may be imposed on them by the Financial Services and Markets Act 2000 or the regulatory regime established thereunder or the Listing Rules, the Managers accept no responsibility whatsoever for the contents of this document nor for any other statement made or purported to be made by them or on their behalf in connection with HHG, the Shares or the Tranche A CLNs. The Managers accordingly disclaim all and any liability whether arising in tort or contract or otherwise (save as referred to above) which they might otherwise have in respect of this document or any such statement.

The distribution of this document in certain jurisdictions may be restricted by law, and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of such jurisdictions.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The delivery of this document, any issue and allotment of Shares and any issue of Tranche A CLNs shall not, under any circumstances, create any implication that there has been no change in the affairs of HHG PLC since the date hereof or that the information in this document is correct as of any time subsequent to the date of this document.

The Directors of HHG PLC, whose names appear under "Directors" on page 5, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) such information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains various forward-looking statements regarding trends and future events that are subject to risks and uncertainties that could cause the actual results and financial position of HHG to differ materially from the information present herein. Forward looking statements include information concerning HHG's possible and assumed future results of operations and earnings, economic conditions affecting the markets in which HHG operates and other aspects of HHG's business. When used in this document, the words "estimate", "project", "intend", "anticipate", "believe", "expect", "should", "will" and similar expressions as they relate to HHG or its management, are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. HHG undertakes no obligation to update publicly or revise any of the forward looking statements, whether as a result of new information, future events or otherwise save in respect of any requirement under English statutory law or the Listing Rules.

CHESS DEPOSITARY INTERESTS

Depositary interests in respect of the underlying Shares may be allocated to certain Shareholders under the Demerger. The depositary interests will be units of beneficial ownership in Shares constituted under Australian law which may be held and transferred through the CHESS system. For further information regarding the depositary interests, see "CHESS Depositary Interests" in Part 15. All references to Shares in this document shall be deemed, where the context permits, also to be references to the CHESS depositary interests ("CDIs").

LEGAL INFORMATION

You should rely only on the information contained in this document. None of HHG, Cazenove or UBS has authorised anyone to give any information or make any representations other than those contained in this document, and, if given or made, such information or representations must not be relied upon as having been so authorised. If anyone provides you with different or inconsistent information, you should not rely on it. This document does not constitute an offer or invitation to any person to subscribe for or purchase any Shares or Tranche A CLNs in any jurisdiction. The information contained in this document is accurate as of the date of this document, regardless of time of delivery of this document, of any Shares or of any Tranche A CLNs.

RESTRICTIONS ON THE SHARES AND THE TRANCHE A CLNS

Neither the Shares nor the Tranche A CLNs (nor any Shares into which the Tranche A CLNs may be converted) have been, nor will they be, registered under the US Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States. Accordingly, the Shares and the Tranche A CLNs will be offered and sold only in "offshore transactions" as defined in and in accordance with Regulation S of the Securities Act.

Unless the context otherwise requires or it is expressly provided to the contrary, the information in this document assumes that £100 million net of expenses will be raised in the Global Offer.

CONTENTS

Directors, secretary and advisers

DIRECTORS

Sir Malcolm Bates, Non-Executive Chairman
Roger Yates, Managing Director and Chief Executive Officer
Nicholas Toby Hiscock, Chief Financial Officer
Ian Laughlin, Managing Director Life Services
Peter Costain, Non-Executive Director
Roger Patrick Handley, Non-Executive Director
Anthony Hotson, Non-Executive Director
Andrew Mohl, Non-Executive Director
Sir William Wells, Non-Executive Director

COMPANY SECRETARY

Gerald Watson

REGISTERED AND HEAD OFFICE

4 Broadgate
London EC2M 2DA

JOINT SPONSORS

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

LEGAL ADVISERS TO HHG AS TO ENGLISH LAW

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Lovells
Atlantic House
Holborn Viaduct
London EC1A 2FG

LEGAL ADVISER TO THE JOINT SPONSORS AND TO THE TRUSTEE AS TO ENGLISH LAW

Allen & Overy
One New Change
London EC4M 9QQ

AUDITORS AND REPORTING ACCOUNTANTS

Ernst & Young
1 More London Place
London SE1 2AF

CONSULTING ACTUARY

Tillinghast-Towers Perrin
71 High Holborn
London WC1V 6TH

REGISTRARS AND RECEIVING AGENTS

Computershare
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

AUTHORISED ADVISER FOR THE CLNs

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

TRUSTEE FOR THE CLNs

Citicorp Trustee Company Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

PAYING AND CONVERSION AGENT FOR THE CLNs

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

Expected timetable of principal events

General Meeting (of AMP)	9.00 a.m. on 9 December 2003 (AEST)
Scheme Meeting (of AMP)	9.30 a.m. on 9 December 2003 (AEST) (or as soon after that time as the General Meeting finishes)
Australian Court order approving the Scheme	15 December 2003 (AEST)
Effective Date of the Scheme	15 December 2003 (AEST)
Last day AMP Shares trade on ASX and NZSX with an entitlement to Shares (cum-entitlement)	15 December 2003 (AEST)
AMP Shares commence trading on ASX and NZSX without an entitlement to Shares (ex-entitlement)	10.00 a.m. on 18 December 2003 (AEST)
Time and date for determining entitlements to Shares (Record Date)	5.00 p.m. on 19 December 2003 (AEST)
Expected announcement of Offer Price	On or about 22 December 2003 (GMT)
Supplementary listing particulars containing the Offer Price and number of New Shares published	On or about 22 December 2003 (GMT)
CDIs representing the Shares commence trading on ASX on a deferred settlement basis	On or about 23 December 2003 (AEST)
Shares commence trading on LSE on a T+3 basis (Admission)	8.00 a.m. on 23 December 2003 (GMT)
Tranche A CLNs issued and commence trading on LSE, if called for issue by HHG	8.00 a.m. on 24 December 2003 (GMT)
Settlement and crediting of New Shares to CREST accounts	On or about 30 December 2003 (GMT)
Deferred settlement trading of CDIs on ASX ceases	2 January 2004 (AEST)
Last day for despatch of share certificates/holding statements for Shares	2 January 2004 (AEST)
Commencement of normal trading of CDIs on ASX	5 January 2004 (AEST)
Settlement of all deferred settlement trades of CDIs on ASX	8 January 2004 (AEST)
Tranche B CLNs issued and commence trading on LSE if called for issue by HHG PLC	30 June 2004 (GMT)
Earliest date for Noteholders to convert CLNs if issued (assuming no new equity raised and no change of control)	30 June 2004 (GMT)

References in this timetable to "AEST" mean Australian Eastern Standard Time and references to "GMT" mean Greenwich Mean Time.

These times and dates are based on current expectations and are subject to change.

Part 1 – Summary key information

The following information should be read in conjunction with the full text of this document.

OVERVIEW OF THE HHG GROUP

The HHG Group after the Demerger will be based around Henderson's investment management franchise in Europe, centred in London, with the Life Services businesses managed from various UK regional centres. It will comprise the following businesses, which were formerly the UK-based operations of AMP, providing the HHG Group with a diversified revenue base:

Henderson

Founded in 1934, Henderson is a leading investment manager centred in London and operating throughout Europe. It also has operations in North America and Asia. Henderson is one of the top ten UK-domiciled investment managers, based on total global assets under management, and has strong and established market positions in the UK, including being the fourth largest manager of collective investment vehicles (by reference to all the HHG Group's assets under management managed by Henderson), such as OEICs, unit trusts and investment trusts. Henderson manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes including equities, fixed income, private equity and property, and also manages the assets of Life Services' life funds. As at 30 June 2003, Henderson's total assets under management were £69.4 billion, of which £27.3 billion, or approximately 39%, were the assets of Life Services' life funds.

Life Services

Life Services comprises principally the life insurance and pensions books of Pearl Assurance plc ("Pearl"), National Provident Life Limited ("National Provident Life"), NPI Limited and London Life Limited ("London Life"), which are effectively closed to new business. It also comprises AMP (UK) Services Limited (the "Service Company") which provides administrative services for the Life Services businesses. Life Services' life funds are expected to run down over many years. As at 30 June 2003, Life Services had approximately five million policies in force and £29.5 billion of assets under management. This included approximately £2.2 billion invested in Life Services' open ended investment companies ("OEICs") and unit trusts. These vehicles are intended to be merged into Henderson's existing range of OEICs and unit trusts in 2004.

Other Businesses

Other Businesses comprises principally Towry Law plc ("Towry Law") and an investment in Virgin Money Group Limited ("Virgin Money"). Towry Law is a financial advisory group operating mainly in the UK. Towry Law does not manufacture its own products but provides its clients with independent advice on pensions, investments, insurance and mortgages manufactured by other companies. The HHG Group has an investment in Virgin Money, a 50/50 joint venture with Virgin Group which has an exclusive worldwide licence to use the Virgin brand in retail financial services.

HHG GROUP CORPORATE STRUCTURE

The proposed corporate structure of the HHG Group is set out in the diagram below. The diagram has been simplified to show the structure of the major operating entities or operating groups of the HHG Group. Not all of the entities in the HHG Group are shown. If the Demerger is implemented, the "AMP" name will be removed from the entities in the HHG Group and replaced with "HHG".


Shareholders
HHG PLC
Note 1
AMP (UK) Services Limited (Service Company)
AMP Invest plc
Note 2
Pearl Assurance plc
London Life Holdings Limited
NPI Limited
AMP Virgin Holdings Limited
Towry Law plc
Henderson Global Investors (Holdings) plc
National Provident Life Limited
London Life Limited
Note 3

1. *Following the Demerger it is expected that HHG PLC will own a controlling interest (between 50% and 60%) in AMP Invest, with the balance held by Pearl shareholders' fund.*
2. *Pearl's investment in AMP Invest is held by Pearl shareholders' fund. Regulatory restrictions will apply in relation to the distribution of profits from the shareholders' fund. For further information, see "Risks associated with Life Services and Towry Law" – "Capital releases" in Part 5.*
3. *AMP Virgin Holdings Limited holds a 50% interest in Virgin Money.*

The HHG Group is to be restructured as part of the Demerger. Following the restructuring, HHG is expected to hold a controlling interest (between 50% and 60%) in AMP Invest plc ("AMP Invest"), which is the parent company of Henderson Global Investors (Holdings) plc. Pearl will hold the remainder of the share capital of AMP Invest, which will initially be an asset of the shareholders' fund, together with the benefit of a loan of £148 million to AMP Invest, which will be a shareholder asset of Pearl's long term fund. Implementation of this restructuring is expected to be completed immediately prior to the Demerger. It is HHG's intention to acquire full ownership of AMP Invest from Pearl in due course, in order to maximise HHG's direct economic exposure to, in particular, Henderson and also to enhance Pearl's regulatory capital position (as Pearl's interest in AMP Invest is not currently fully admissible for regulatory purposes).

For more information on the restructuring, see "AMP Group internal restructure" in Part 3.

GROUP STRATEGY

The strategic focus of HHG will be investment management. Within this, the HHG Group will seek to manage its businesses efficiently to create incremental shareholder value. The HHG Group aims to achieve this by growing Henderson into a powerful and highly regarded European investment management business centred in London with emerging businesses in other major asset management markets, and by putting the Life Services businesses on an efficient operational platform and in a sound financial position, achieving releases of capital over the longer term. The HHG Group's strategic priorities for Other Businesses are to develop Towry Law as an effective standalone business and to focus on maximising the value of the HHG Group's investment in Virgin Money, in conjunction with its joint venture partner. Due consideration will be given to divestment opportunities where positive value can be achieved for Shareholders.

SUMMARY GROUP FINANCIAL INFORMATION

The tables below set out summary financial information on the HHG Group for the periods indicated. The summary financial and operating data included in this Part 1 are based on the audited consolidated financial statements of HHG in Part 9, and the pro forma financial information of the HHG Group in Part 10, each of which have been prepared in accordance with UKGAAP. As the tables in this Part 1 are only summaries, it is important to read the whole of this document and not just rely on the summary information.

Summary information from consolidated profit and loss account

	31 Dec 2000 12 months £m	31 Dec 2001 12 months £m	31 Dec 2002 12 months £m	30 June 2003 6 months £m
Henderson	114	65	54	13
Life Services	115	68	86	(40)
Other Businesses	(22)	(33)	(22)	(11)
Business unit operating profit/(loss)	207	100	118	(38)
Corporate costs	(8)	(10)	(10)	(5)
Operating profit/(loss)	199	90	108	(43)

Summary information from consolidated pro forma net assets

The net assets of the HHG Group as at 30 June 2003 were £156 million. The pro forma consolidated net assets set out below is based on a summary of the HHG Group's consolidated balance sheet as at 30 June 2003. It is prepared for illustrative purposes only and, because of its nature, may not give a complete picture of the financial position of the HHG Group. The adjustments illustrate the effect of the Demerger and the Global Offer on the assumption that the Effective Date and the Admission Date was 30 June 2003. The pro forma Demerger adjustments illustrate the effect of the repayment by AMP of approximately £1 billion of external corporate debt as well as the recapitalisation of HHG, as set out more fully in "AMP Group internal restructure" in Part 3. The pro forma Global Offer adjustments illustrate the effect of the issue of 10p ordinary shares in the amount of £100 million net of expenses and assume that no CLNs are issued. On this basis, the net assets of the HHG Group as at 30 June 2003 would have been £1,578 million.

	30 June 2003 £m	Adjustments Demerger £m	Adjustments Global Offer £m	Pro forma financial information £m
Henderson	353	61	—	414
Life Services	827	132	50	1,009
Other Businesses	66	12	—	78
Corporate	(34)	70	50	86
Net assets before external loans	1,212	275	100	1,587
Debenture loans, external	1,056	(1,047)	—	9
Shareholders' funds	156	1,322	100	1,578

BUSINESS UNITS OVERVIEW

HENDERSON

Henderson's strategy is to maintain its configuration as an international, multi-asset class business, concentrating on growth through investment performance, broadening its product range and operational efficiency, with the aim of developing Henderson into a powerful and highly regarded investment management business, operating throughout Europe, with emerging businesses in other major asset management markets. Henderson's specific strategic priorities are to:

- **Build and sustain competitive investment performance**

  This is of utmost importance to Henderson, providing both a source of competitive advantage and enabling margins to be protected. Henderson has a number of initiatives in place to maintain competitive investment performance, including the use of selective recruitment (such as the recent hire of a Chicago-based US fixed income team, additional UK equities specialists and European property professionals) and an investment philosophy that ensures clarity and consistency of the investment process for the underlying product, with the aim of maximising investment performance at an appropriate level of risk.

Henderson has a well recognised investment brand among its key target audiences in the UK. The business has received a large number of industry awards since 1995. Henderson managed funds won ten first-place awards in the Standard & Poor's UK funds awards over 2001 and 2002, and the Henderson European Absolute Return fund was named the 2002 hedge fund of the year by Eurohedge. In October 2003, Henderson also won "The Competition", sponsored by the Universities Superannuation Scheme pension plan and Hewitt Bacon & Woodrow ("HB&W"), the aim of which was to find a new blueprint for managing pension funds in a long term and socially responsible way.

- Broaden product range by offering additional higher-margin products

  Henderson's goal is to respond to the increasing commoditisation of core products by continuing to offer innovative, higher-margin products with market-leading features and performance. Henderson continues to expand its offering of more specialised investment opportunities such as socially responsible investments, structured products, infrastructure investments, hedge funds and geared fixed income funds.

  Henderson's diversified product range means that its revenues are not reliant on one single asset class or product category. This has been beneficial to Henderson during the recent equity market downturn given the relatively high proportion of assets under management (fixed income and property) that have not been subject to equity asset devaluation.

- Attract and retain the right people

  Henderson recognises that the strength of its business lies in its people. It aims to recruit and retain high-performing staff by providing market-competitive remuneration and effective career development programmes. Henderson has a wide range of remuneration schemes which seek to align the remuneration of key investment managers to their own investment performance and the financial performance of Henderson. The investment management team benefits from strength in depth and is not overly reliant on a small number of key individuals, although a significant number of the investment professionals are highly regarded within their specialist fields.

  The Henderson management team is led by HHG's Chief Executive Officer, Roger Yates, who was appointed Managing Director of Henderson Global Investors in 1999 and has 22 years' experience in the asset management industry. He is supported by a highly experienced senior management team, who have an average of 18 years of industry experience and an average of seven years of service with Henderson.

- Build scale by strengthening distribution and client servicing

  Henderson already has a broad and diversified range of clients across the UK, Continental Europe, North America and Asia. Its clients include corporations, local government authorities, charities and other institutional investors as well as retail investors, investment trusts and Life Services' life funds. The ongoing development of third party institutional and retail business will be the driving force of future growth as revenue from Life Services' life funds declines over time.

  The Board believes that successful investment managers must have access to the platforms and panels of the largest global and national distributors. Henderson's strategic focus on investment performance, client service and brand awareness is vital to securing access to the most powerful distributors and thereby enhancing the scale of its operations. Henderson has formed strong relationships with global asset consultants who control a large proportion of European institutional flows. Retail distribution in the UK is effected principally through a large network of IFAs, fund supermarkets, banks and other distributors. Retail distribution in continental Europe benefits from well-established relationships with European banks and Henderson's local office network. This is supplemented by selective relationships to gain access to distribution in major European markets.

- Run the business efficiently

  The senior management team has delivered robust financial performance in difficult market conditions. Henderson's objective is to drive profitable revenue growth and maintain a focus on cost efficiency, while recognising the need to invest in supporting infrastructure and growth opportunities, such as UK retail and pan-European property, and by undertaking projects targeted at improving investment performance. Most back office operations, including fund administration, trade processing and custodian services, are outsourced to external providers (primarily to BPSS) which are able to take advantage of economies of scale and so provide a more efficient and cost-effective service to Henderson. Henderson will also continue to seek opportunities to outsource other support activities which it feels can be more efficiently performed by third parties.

Summary Henderson financial information

Profit and loss account

	31 Dec 2000 12 months £m	31 Dec 2001 12 months £m	31 Dec 2002 12 months £m	30 June 2003 6 months £m
Total revenue	247	237	223	95
Total expenses	(175)	(165)	(161)	(82)
Underlying operating profit	72	72	62	13
Non-recurring items	42[1]	(7)	(8)	—
Operating profit	114	65	54	13

Note:

1. *£42 million includes non-recurring performance fees of £55 million.*

Summary of movements in assets under management

	31 Dec 2000 12 months £bn	31 Dec 2001 12 months £bn	31 Dec 2002 12 months £bn	30 June 2003 12 months £bn
Opening assets under management	77.9	84.4	80.6	68.7
Net fund flows	10.5	5.0	(2.8)	(1.5)
Market movements	(4.0)	(8.8)	(9.1)	2.2
Closing assets under management	84.4	80.6	68.7	69.4

LIFE SERVICES

The objective of Life Services is to maximise shareholder value from its closed books of business, through appreciation in the value the market places on the business and, in due course, through the release of capital and dividends to shareholders, while treating policyholders fairly.

Life Services intends to achieve this by focusing on certain basic issues: balance sheet and risk management, unit costs and efficiency, customer management, and the development and retention of high quality people.

- Maintain a rigorous approach to risk and balance sheet management

  Life Services will actively manage its assets and liabilities for the benefit of both policyholders and shareholders. It aims to manage actively both balance sheet and operational risks within the available capital base. Life Services is implementing an enhanced risk and control framework designed to ensure a consistent approach to risk identification and mitigation. Realistic forecasting of policy liabilities will be achieved through the use of enhanced actuarial estimation and modelling systems. Management techniques may include reinsurance and other activity to shift liability from the balance sheet, variations in annual and final bonus rate declarations (within the regulatory requirements to treat policyholders fairly and in line with the terms of any specific guarantees) and limiting exposure to volatile assets while exploiting alternative investment strategies to enhance investment returns, using hedging instruments and seeking in part to match the duration of assets and liabilities. Life Services is actively exploring various reinsurance options.

- Improve operating efficiency of the closed books

  Life Services will be run with an emphasis on efficiency, with an aim of reducing unit costs and maintaining a cost base that closely matches the run-off profile of its books of business. It will take actions to replace its fixed costs with variable costs with the principal objective of reducing unit costs. Where appropriate, Life Services will seek to improve the operational efficiency of the Service Company. Life Services is considering new outsourcing opportunities. Life Services will continue to exploit the

recently introduced workflow and imaging technology which facilitates the integration of call centre and back office processing. This allows the standardisation of processes and helps deliver effective and efficient customer services.

- Manage customer relationships effectively

  Life Services will treat customers fairly. It will also seek to provide accurate and timely customer services, built on doing the basics very well. It will focus on customer retention, marketing and other activity in areas where there is the most financial benefit to shareholders. In addition to the current arrangements with Churchill, Life Services will seek opportunities to market Henderson and third party products and services to its customer base. Where appropriate, Life Services will also consider opportunities to transfer certain policies to other insurance groups and will consider additional reinsurance and other risk-transfer arrangements.

- Develop and retain high quality people

  The successful operation of Life Services as a lean and focused operation is dependent upon having high quality people in place with a clear focus on the key business objectives. Many of Life Services' management and employees have significant experience of the life insurance and pensions industry and have deep knowledge of the products, as well as many of the legacy issues. The development and retention of key personnel and the provision of rewarding work will be a priority.

Summary Life Services financial information

The market-consistent embedded value, the free asset ratios, the realistic balance sheet and client retention, each of which are set out below, are fundamental to determining the underlying economics and financial strength of the funds within Life Services.

Embedded values

The embedded values set out below are estimates of the economic value of each life company and provide shareholders with a value-oriented view of Life Services. An embedded value consists of projected best estimate future distributable profits expected to be generated by the business which are then discounted to a present day value. Distributable profits for this purpose are cashflows less the increase in capital and provisions required to support the business.

Components of Market-Consistent Embedded Value as at 30 June 2003

	Pearl & National Provident Life £m	London Life £m	Unit linked, Service & other companies £m	Total £m
Adjusted net assets	291	21	181	493
Market-consistent value of in-force business	311	161	72	544
Cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value	476	177	247	900

The Market-Consistent Embedded Value of £900 million excludes Life Services' investments in other members of the HHG Group such as Henderson, Towry Law and Virgin Money. If these investments were included, Life Services' Market-Consistent Embedded Value as at 30 June 2003 would have been £1,316 million. For more information on embedded values, see "Embedded value" in Part 7.

Free asset ratios

One of the key regulatory capital measures for life insurers is the excess of available assets (admissible assets less total liabilities) plus implicit items over and above the required minimum margin ("RMM"). These are known as free assets. The HHG Group has calculated the Free Asset Ratio ("FAR") as the free assets divided by total liabilities. Total liabilities consist of actuarial liabilities (after the distribution of surplus) together with other insurance and non-insurance liabilities.

As at 30 June 2003, the FARs of the main life companies – Pearl, National Provident Life and London Life – were 1.8%, 0.4% and 1.1% respectively. The Pearl FAR has not been adjusted to reflect £50 million which will be received by Pearl as part of the restructure enabling HHG to acquire a controlling interest in AMP Invest.

Pro forma realistic balance sheet

In August 2003, the FSA published a consultation paper ("CP 195") setting out its proposals for a new regulatory framework which will determine the total required capital resources for life insurance companies as the greater of two calculations, being a statutory and a realistic calculation of assets and liabilities. This twin peaks approach will take effect from the publication by the FSA of the Integrated Prudential Sourcebook, which is expected to be in mid-2004. For further information on CP 195, see "Regulatory capital" in Part 7 and "Twin Peaks" in Part 11.

In light of this, the Board asked the Consulting Actuary to carry out a limited assessment of the impact on the regulatory capital position of Pearl, National Provident Life and London Life from the FSA's proposed amendments to various aspects of the current statutory rules. Based on this work, the Consulting Actuary concluded that regulatory capital requirements under the realistic calculation will be either similar to, or more onerous than, those under the statutory calculation for each of the life companies. Therefore, the Board instructed the Consulting Actuary to prepare, on an illustrative basis and its current understanding of CP 195, the realistic balance sheets for the three life companies.

The results in the table below as at 30 June 2003 are those arising from the FSA's realistic basis as defined in CP 195, adjusted in Pearl's case to reflect £50 million which will be received by Pearl as part of the restructure enabling HHG to acquire a controlling interest in AMP Invest, as if such transaction had been effective as of 30 June 2003. Allowing for the actions that National Provident Life has taken and is continuing to implement since 30 June 2003 to improve asset and liability matching, the Consulting Actuary has determined that Pearl, National Provident Life and London Life would all have met their regulatory capital requirements on the new realistic basis as at 30 June 2003.

	Pearl Assurance £m	National Provident Life £m	London Life £m
Admissible assets[1]	14,874	7,915	2,865
Adjustment for non profit business	(3,471)	105	(1,122)
Available assets	11,403	8,020	1,743
Realistic liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover risk capital margin	386	201	29
Risk capital margin	(311)	(151)	(29)
Free capital	75	50	0

Note:

1. *Admissible assets held in both the long term and shareholder funds.*

Client retention

Client retention, or persistency, is measured by comparing cash outflows during the year with opening liabilities for the relevant policy classes. As at 30 June 2003, the persistency ratios of Pearl, London Life, National Provident Life and NPI Limited were 89.7%, 90.0%, 84.2% and 91.5% respectively.

OTHER BUSINESSES AND CORPORATE COSTS

Towry Law's revenue levels have fallen since 2001. However, cost control measures have been put in place to reduce administrative expenses and during the financial year ended 31 December 2002 a number of offices were closed, including in the Republic of Ireland and Belgium. These measures significantly reduced costs in 2002, with further savings experienced in the first six months of 2003 resulting in a small profit to 30 June 2003. Towry Law's specific strategic priorities are to develop the individual client and corporate proposition through improving the scale and effectiveness of its adviser sales force and to build on its solid market positions in Asia and the Middle East.

Virgin Money aims to create value by applying the Virgin brand in retail financial services in selected markets around the world. This is achieved by Virgin Money forming 'branded packager' relationships with scale manufacturers to enable it to offer good value, straightforward, mass market financial products. The operating performance of Virgin Money showed a sustained improvement over the last three financial years, with the HHG Group's share of operating profit/(loss) improving from a loss of £19 million in the financial year ended 31 December 2000 to a profit of £2 million in the financial year ended 31 December 2002. HHG's share for the period to 30 June 2003 was a loss of £10 million, primarily reflecting the write-down of all remaining goodwill of Virgin Money (£9 million).

Prior to the Demerger, corporate costs were the UK element of the cost of central AMP corporate functions, to the extent that these were not recoverable from the business units. Following the Demerger, HHG will be establishing a smaller corporate office to meet obligations to shareholders and regulatory requirements and it will also be necessary to establish a small corporate presence in Australia. Corporate costs in the future will include those costs which are not recoverable from the business units and which will primarily be incurred as a result of HHG being listed on the Official List and the ASX; these will include costs incurred in investor relations and the development and oversight of key governance frameworks.

CURRENT TRADING AND PROSPECTS

The Board believes that, following the closure to new business, the repositioning of the investment portfolio and the consequent restructuring that incurred asset write-downs and reorganisation costs, the Life Services business is now well-positioned to manage efficiently the closed books of business and deliver management's objective of maximising shareholder value.

Since 30 June 2003, Henderson's total assets under management have remained broadly stable. Third party assets under management have grown as a result of improved equity markets and positive net new sales to certain retail and institutional clients, while the outflows from Life Services have been broadly in line with the Directors' expectations.

In particular, Henderson has experienced net fund inflows to its continental European retail product, Horizon, and further growth in its absolute return and collateralised debt obligation funds. Significant client commitments have also been secured for European property investment. Outflows have occurred in respect of certain funds managed on behalf of AMP Australia and are expected on the proposed liquidation of the Henderson Absolute Return Portfolio.

The persistency experience of Life Services fell in the first half of 2003 relative to the first half of 2002. The rates experienced by Life Services since 30 June 2003 remain in line with the Board's expectations, although there has been an acceleration in surrenders of Pearl unitised with-profits bond products, amongst others. The Directors expect that the Service Company will break even in 2004, due partly to the acceleration of cost cutting measures.

HHG has not carried out a full valuation of its life funds since 30 June 2003 to recalculate the FARs, but the Directors are not aware of any factors that would have had a material adverse effect on those ratios.

HHG continues to monitor the likely impact of developments in CP 195, the FSA's Consultation Paper 145 ("CP 145") and the FSA's Consultation Paper 204 ("CP 204"), in which the FSA has proposed that non-insurance undertakings owned by insurers will have to be valued on a surplus assets basis. For further information on CP 145 and CP 204, see "Regulatory Capital Position" in Part 1, "Regulatory capital" in Part 7 and "The Integrated Prudential Sourcebook – the proposed capital regime" in Part 11. The Directors are not aware of any other factors that would have had a material adverse effect on the free capital in the realistic balance sheet described in "Regulatory Capital" – "Life Services" – "Pro forma realistic balance sheets" in Part 7.

The Directors believe that the strength of Henderson, together with the management actions taken to reduce risks in the Life Services life companies, provides a firm foundation for HHG's future as an independent listed entity. With the groundwork in place, the HHG Group is confident of its prospects for the remainder of the financial year, and is well positioned to benefit from continued market recovery.

CAPITAL RELEASE

Capital is required within Life Services to cover the risk that future experience is more adverse than anticipated. Any release of this capital depends on building, and being demonstrably in a position to maintain, an excess of capital beyond that which the FSA requires each of the regulated entities to hold. Given the

uncertainty surrounding the new requirements, any projections of likely future capital releases from Life Services would be highly speculative at this time.

Following the Demerger, Pearl will own a number of the other investments of HHG, including, but not limited to, a minority shareholding in, and loan to AMP Invest, together with full ownership of National Provident Life, Pearl Assurance (Unit Funds) Limited ("PAUF") and Pearl Assurance (Unit-Linked Pensions) Limited ("PAULP"). To the extent that capital is released from these companies, it may need to be retained by Pearl to meet its own capital requirements.

The board of Pearl have given a binding undertaking to the FSA which may mean that future shareholder transfers from the Pearl 90:10 fund may not be made or may be deferred. In any event, these shareholder transfers may not be made before 2014 without the prior consent of the FSA.

In addition, the board of Pearl have committed not to remove any capital or pay a dividend from Pearl without the consent of the FSA. This latter commitment is subject to ongoing review by the FSA.

Subject to the capital required to back the remaining risks in the business, it is reasonable to assume that the balance would gradually become available for release from the regulated entity as the business runs off. It is unlikely that any material releases of capital will take place for a number of years.

DIVIDEND POLICY

The level of dividends declared by the Board is subject to a number of factors, including the financial results of the HHG Group, the general business and economic environment, ongoing capital requirements, ongoing cash requirements and any other factors the Directors may consider relevant.

Going forward, it is the Board's intention to pay dividends to the extent that they can be funded by surplus cash earnings from its operating subsidiaries and/or transfers from the life companies. As a result of a number of factors, including the uncertainty surrounding the impact of the anticipated future regulatory capital requirement of the life companies, it is not envisaged that there will be sufficient cash earnings or transfers arising at the holding company level to facilitate the payment of a dividend in the near term, during or in respect of, 2004 and 2005.

In the longer term, the Board expects the cash earnings of its operating subsidiaries to improve and capital to be released from the life companies of the HHG Group as policies mature or are surrendered. These resources will be used, to the extent possible, to fund dividend payments.

The Board considers that the payment of a sustainable dividend in cash is desirable. However, as this goal is dependent on a number of factors, some of which are outside the Board's control, no assurance can be given regarding the amount and timing of dividends.

SUMMARY OF THE GLOBAL OFFER

Under the Global Offer, HHG will seek to raise at least £100 million net of expenses through the issue of New Shares. The New Shares will be issued or sold at the Offer Price, which will be agreed between the Managers and HHG. A number of factors will be considered in determining the Offer Price and the basis of allocation, including the objective of encouraging the development of an orderly after-market in the HHG Shares.

Under the Global Offer, New Shares will be available to institutional investors in the UK and elsewhere, but not in the United States, Canada or Japan and will not be offered to AMP's existing shareholders on a pre-emptive basis.

Admission of the New Shares is expected to take place, and unconditional dealings in the Shares are expected to commence on the London Stock Exchange, at 8.00 a.m. GMT on 23 December 2003, although investors who subscribe for New Shares in the Global Offer will not receive the New Shares until on or about 30 December 2003.

HHG EQUITY RAISING AND CONVERTIBLE LOAN NOTES

If for any reason the Global Offer is not completed, and subject to certain conditions, UBS AG will, pursuant to the terms of a Subscription Agreement with HHG, AMP and AMP Group Holdings Limited, subscribe for up to £100 million of Convertible Loan Notes ("CLNs") to be issued by HHG in two tranches.

UBS AG will, subject to such conditions (which include there having been no material adverse change in the HHG Group) being satisfied or waived, subscribe for an initial tranche of up to £50 million CLNs ("Tranche A CLNs") on or around the date of Admission if the Global Offer is not completed. In these circumstances, HHG intends to undertake an issue of new Shares prior to 30 June 2004 to raise a net amount of at least £100 million. It is likely that any such equity raising would not be executed on a pre-emptive basis and that there would be a dilution of the ownership interests of existing Shareholders.

If the Tranche A CLNs are issued and an equity raising is completed prior to 30 June 2004, the Tranche A CLNs will be redeemed for cash at their face value plus an accrued notional yield of 5.5% per annum. If such an equity raising has not been completed by 30 June 2004, UBS AG will (if requested by HHG and subject to certain conditions) subscribe for a second tranche of up to £50 million CLNs ("Tranche B CLNs").

Noteholders will not be permitted to elect to convert their CLNs into Shares or CDIs prior to 30 June 2004, unless HHG raises additional equity finance of less than £50 million net of fees and expenses, or is the subject of a change in control. After 30 June 2004 or if HHG raises additional equity finance (other than an issue of New Shares in the 15 business day period following Admission) prior to 30 June 2004, Noteholders may convert their CLNs into Shares or CDIs at a discount of approximately five per cent to the prevailing market price of Shares (or CDIs, as the case may be), or the average market price of Shares over the 20 trading days immediately following the Demerger, whichever is the lower. HHG may, upon notice, redeem the CLNs at any time up to 30 days prior to maturity at their face value plus the accrued notional yield. If the CLNs have not been redeemed or converted by the end of the 362 day term, they are expected to convert (subject to FSA and any other regulatory consent, where applicable) into Shares or CDIs at an approximate discount of 30% to the prevailing market price of the Shares prior to maturity. The conversion of the CLNs would result in the dilution of the ownership interests of Shareholders. The size of such dilution would be dependent on the level of discount and the aggregate value of the outstanding CLNs.

In the event that the conditions for UBS AG's subscription of either tranche of CLNs are not satisfied and, as a result, UBS AG does not subscribe for the CLNs in accordance with the terms and conditions of the Subscription Agreement if the Global Offer is not completed, AMP will subscribe, or procure that one of its affiliates subscribes, for the relevant CLNs and/or purchase any outstanding CLNs at their face value plus the accrued notional yield.

For further information in relation to the CLNs, see "Summary of the Convertible Loan Notes" and "Summary of provisions relating to the Convertible Loan Notes while represented by the Permanent Global Note" in Part 13 and "Terms and Conditions of the Tranche A Convertible Loan Notes" in Part 14. Potential Noteholders should review carefully all of the information in those Parts, the risks set out in Part 5 as well as the full text of this document.

REGULATORY CAPITAL POSITION

The first £50 million of the net proceeds of the Global Offer (or the £50 million proceeds of the Tranche A CLNs, as the case may be) will be used by HHG to help acquire a controlling interest in AMP Invest from Pearl. This will enhance Pearl's regulatory capital position, as Pearl's interest in AMP Invest is not currently fully admissible for regulatory capital purposes. The proceeds from the Global Offer (or the Tranche A CLNs, as the the case may be) will not adversely impact the regulatory capital position of the principal subsidiaries of HHG that are regulated by the FSA (comprising the Henderson companies and the Life Services main and other Life companies as set out in Part 7 – "Regulatory Capital").

Even without the proceeds of the Global Offer, other equity raising or CLNs, it is the opinion of the Board that under current regulations the Principal Regulated Subsidiaries satisfy their regulatory capital requirements as at the date of this document. The Board does not expect there to be a prospect of material improvement in the regulatory capital position of the Principal Regulated Subsidiaries in the next twelve months. There are, however, a number of potential developments or circumstances that could result in deterioration in the regulatory capital position of one or more of the Principal Regulated Subsidiaries (including potentially a breach of applicable regulatory capital requirements). Absent any such developments occurring or circumstances arising, it is the opinion of the Board that the Principal Regulated Subsidiaries will continue to satisfy their regulatory capital requirements for the next twelve months. These potential developments and circumstances are discussed in "Risk factors" in Part 5 and "Regulatory capital" in Part 7.

It should also be noted that there are proposed changes in applicable regulatory capital requirements set out in CP 204 that would come into effect in January 2005, which could, on the basis of HHG's understanding of the

current proposals, reduce admissible assets for Pearl by approximately £210 million, notwithstanding the anticipated net proceeds of £100 million from the Global Offer or CLNs having been applied as set out in "Use of proceeds" in Part 2. The strategic options available to the HHG Group to mitigate or offset the impact of these proposals, to the extent required to restore regulatory capital compliance, include a further restructuring of the assets held by Pearl and/or raising additional capital in the form of debt or equity. Any additional capital raised, or made available through such restructuring, would be applied to the extent required, to acquire full ownership of AMP Invest from Pearl. This would alleviate the impact of CP 204. Should HHG be unable to offset the effect of the proposals through such restructuring proposals and/or the raising of additional capital in the form of debt or equity, there is a significant risk that Pearl will breach its regulatory capital requirements on implementation of the proposals in CP 145 and CP 204. Further details on these and other regulatory changes and the impact thereof, together with the courses of action available to the HHG Group in the event of a regulatory capital breach, are set out in "Henderson" – "Changes to the regulatory environment" in Part 4, "Life Services" – "Changes to the regulatory environment" in Part 4 and "Regulatory capital" in Part 7.

AMP LOCK-UP

After the Demerger Date, but prior to the Global Offer, AMP will hold approximately 15% of the issued share capital of HHG. AMP has agreed not to sell or agree to sell the Shares it holds as at the Demerger Date for a certain period of time. For further information, see "Lock-up and standstill arrangements" in Part 2.

RISK FACTORS

Investing in and holding the Shares and the CLNs involves a degree of risk. Part 5 addresses certain risks associated with the HHG Group. It is important to review carefully all of the information contained in this document and to pay particular attention to the risks set out in Part 5.

Part 2 – The Global Offer, Admission of the Shares and CLNs and related information

SHARES SUBJECT TO THE GLOBAL OFFER

The Global Offer comprises an offer of New Shares. Pursuant to the Global Offer, which is expected to be underwritten by the Managers in accordance with the terms of the Underwriting Agreement (for further information, see Part 15 – "Material contracts – Underwriting Agreement"), HHG intends to raise at least £100 million, net of underwriting commissions of approximately £3 million.

It is expected that dealings in CDIs will commence on the ASX on or about 23 December 2003, subject to relevant approvals, prior to determination of the Offer Price. Accordingly, it is considered neither practicable nor meaningful to indicate a price range in connection with the Global Offer at the time this document is issued. The Offer Price will be determined as set out in "Allocation and pricing" below.

The nominal value of each Share, and therefore the minimum price at which Shares may lawfully be issued, is 10 pence. For illustrative purposes only, on the assumption of an Offer Price of 10 pence per New Share and net proceeds of £100 million (net of underwriting commissions), the Shares comprising the Global Offer would represent approximately 36% of the issued share capital of HHG as enlarged by the issue of the New Shares.

Under the Global Offer, New Shares will be offered to institutional investors in the UK and elsewhere, but not in the United States, Canada or Japan. The Global Offer will not be made on a pre-emptive basis.

The number of New Shares made available under the Global Offer at the Offer Price, and also the amount to be raised, will depend on the level of demand elicited by the bookbuilding process.

Certain restrictions apply to the distribution of this document and the Shares. For further information, see Part 15 – "Securities laws".

ALLOCATION AND PRICING

It is anticipated that New Shares allocated under the Global Offer will be underwritten by the Managers as described in "Underwriting arrangements" below. Allocations will be determined at the discretion of the Managers (following consultations with HHG) after indications of interest from prospective investors have been received.

All New Shares issued pursuant to the Global Offer will be issued at the Offer Price. The Offer Price and the numbers of New Shares allocated to investors under the Global Offer are expected to be announced on or about 22 December 2003.

The Managers will be soliciting indications of interest in acquiring New Shares under the Global Offer from prospective institutional investors. Prospective institutional investors will be required to specify the number of New Shares which they would be prepared to acquire at the Offer Price (subject to it being determined). This process is expected to be completed no later than 22 December 2003 (GMT) but the time for receipt of expressions of interest under the Global Offer may be extended at the discretion of the Managers (subject to the agreement of HHG).

The Offer Price will be determined by the Managers with the agreement of HHG. A number of factors will be considered in deciding the Offer Price and the basis of allocation under the Global Offer, including the level and the nature of the demand for New Shares and the objective of encouraging the development of an orderly after-market in the Shares. The Offer Price will be determined in accordance with these arrangements, taking into account indications of interest received (whether before or after the date stated) from persons (including market-makers and fund managers) connected with the Managers.

It is expected that, immediately following the announcement of the Offer Price, supplementary listing particulars will be published by HHG (which will include, among other things, a statement of the Offer Price and number of Shares offered).

The rights attaching to the New Shares and the existing Shares will be uniform in all respects and they will form a single class for all purposes.

ADMISSION AND DEALING ARRANGEMENTS

Application has been made to the UK Listing Authority for the admission of the Shares (including the New Shares the subject of the Global Offer) and the Tranche A CLNs to the Official List and for such Shares and Tranche A CLNs to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the Shares and the Tranche A CLNs (if issued) will become effective, and unconditional dealings for normal settlement in the Shares and the Tranche A CLNs (if issued) will commence, on the London Stock Exchange's market for listed securities at 8.00 a.m. GMT on 23 December 2003 (in the case of the Shares) and 24 December 2003 (in the case of any Tranche A CLNs). Settlements of dealings in the Shares and the Tranche A CLNs (if issued) on the London Stock Exchange from this date will be on a T+3 basis.

Application has also been made for the admission of the CDIs to the ASX Official List and for quotation of the CDIs on ASX's market for listed securities. It is expected that admission to the ASX Official List will become effective and dealings in CDIs allotted upon the Demerger will commence on ASX on or about 23 December 2003 subject to relevant approvals. Trading on ASX will be on a deferred settlement basis until the mailing of holding statements for CDIs is completed. Normal trading of CDIs is expected to commence on ASX's market for listed securities from 2 January 2004. For further information about CDIs, see "CHESS Depositary Interests" in Part 15.

The applications for admission are conditional on the approval and the implementation of the Demerger. The Proposal to Demerge has two key elements – the Capital Adjustment and the Scheme – and the Scheme itself is subject to a number of conditions. For further information on the Scheme and the Demerger, see Part 3.

The CLNs have been accepted for clearance through Euroclear Bank S.A./N.V., as operator of the Euroclear system, ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg") with a Common Code of 018169363. The International Securities Identification Number allocated to the CLNs is XS 0181693630.

It is expected that Shares allocated to investors in the Global Offer will be delivered in uncertificated form and settlement will take place through CREST on or about 30 December 2003.

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. Upon Admission, the Articles of Association of HHG will permit the holding of the Shares under the CREST system and the Directors will apply for the Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Shares following Admission may take place within the CREST system if the relevant shareholders so wish.

CREST is a voluntary system and Shareholders who wish to receive and retain share certificates will be able to do so.

UNDERWRITING ARRANGEMENTS

Immediately prior to the announcement of the Offer Price, HHG, the Directors, AMP, AMP Group Holdings Limited and the Managers are expected (but are not obliged) to enter into the Underwriting Agreement pursuant to which, subject to certain conditions, the Managers will agree to procure on behalf of HHG subscribers for the New Shares or, failing which, themselves to subscribe for and/or purchase such Shares, in each case at the Offer Price.

The Underwriting Agreement will provide for the Managers to be paid commissions by HHG in respect of the New Shares. HHG, the Directors, AMP Group Holdings Limited and AMP will give the Managers certain representations, warranties, undertakings and/or indemnities.

The Global Offer will be conditional upon Admission becoming effective and the Underwriting Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms.

The Managers will be able to terminate the Underwriting Agreement in certain circumstances at any time prior to Admission. If such right is exercised, the Global Offer will lapse and any monies received in respect of the Global Offer will be returned to placees without interest.

Immediately prior to publication of this document, HHG, AMP, AMP Group Holdings Limited and the Managers entered into the Sponsors' Agreement. For further information regarding the terms of the Underwriting Agreement and the Sponsors' Agreement, see Part 15 "Material Contracts" – "Underwriting Agreement" and – "Sponsors' Agreement".

LOCK-UP AND STANDSTILL ARRANGEMENTS

Under the terms of the Sponsors' Agreement, certain restrictions are placed upon AMP's ability to sell its shareholding in HHG. These restrictions provide that AMP may sell up to 50% of its shareholding in HHG after the announcement of HHG's financial results for the half year ending 30 June 2004, and the balance after the announcement of HHG's financial results for the year ending 31 December 2004. There are also restrictions (subject to anti-dilution rights), which will prevent AMP from increasing its shareholding in HHG above the level held immediately following the Demerger, other than through the acquisition and conversion of the CLNs. These restrictions will not apply to a general offer for all of the issued share capital of HHG to which the City Code on Takeovers and Mergers applies. In addition, the restrictions will not apply to the delivery by AMP of an irrevocable undertaking to accept such a general offer. These restrictions may only be waived with the prior written consent of the Sponsors.

If UBS AG subscribes for CLNs (see "Description of the Convertible Loan Notes" in Part 13), AMP has agreed also to be further restricted from selling any of its shareholding in HHG until the announcement of HHG's financial results for the year ending 31 December 2004, without the prior consent of HHG and UBS AG, unless UBS AG no longer holds any of its CLNs and is no longer under any obligation to subscribe for any further CLNs or has disposed of all the Shares or CDIs which it receives as a result of the maturity of the CLNs. Notwithstanding this restriction, AMP may accept a general takeover offer, and provide an irrevocable undertaking to accept such a general offer, as described above. In the event that AMP subscribes or purchases CLNs, as described in "Description of the Convertible Loan Notes" in Part 13, these restrictions will cease to have effect.

HHG has undertaken to Cazenove and UBS that until the date 6 months following the Admission, it will not, and will procure that none of its affiliates or persons acting on its or their behalf will issue, offer, sell, contract to sell or issue, grant any option right or warrant to subscribe or purchase or otherwise dispose of, directly or indirectly, any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or any interest (within the meaning of section 208(2) of the Companies Act) in any Shares or enter into any transaction (including a derivative transaction) having the same economic effect as any of the foregoing or deposit any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to purchase Shares) in any depository receipt facility (other than CHESS) or publicly announce any intention to do any of such things. These restrictions are subject to certain exceptions set out in Part 15 – "Material Contracts" – "Sponsors' Agreement" and "Underwriting Agreement".

Each Director has undertaken to the Underwriters that, for so long as he remains a Director, until the date 12 months following Admission, it will not, and will procure that none of its connected persons or persons acting on his or their behalf will offer, sell, contract to sell, grant any option right or warrant to purchase or allow any encumbrance to be created over or otherwise dispose of, directly or indirectly, any lock-up Shares or enter into transaction (including a derivative transaction) having the same economic effect as any of the foregoing or deposit any lock-up Shares (or any securities convertible into or exchangeable for Shares or which carry rights to purchase Shares) in any depository receipt facility (other than CHESS) or publicly announce any intention to do any of such things.

SALE FACILITY

HHG proposes to offer individual Shareholders, with holdings less than a predetermined level (as yet to be specified), access to a sale facility to allow those Shareholders who wish to do so to sell their entire HHG holding.

The facility is intended to provide Shareholders with a more convenient and lower cost sale facility than if they had to arrange their own sales. HHG expects to send details of the sale facility to the relevant Shareholders during 2004. HHG expects to offer this facility if the Board considers it reasonably feasible to do so. However, the Board can give no assurance in respect of the availability or otherwise of the facility or the timing or proceeds of any sale through the facility.

US SECURITIES LEGISLATION

Neither the Shares nor the Tranche A CLNs (nor any Shares into which the Tranche A CLNs may be converted) have been, nor will they be, registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States. Accordingly, the Shares and the Tranche A CLNs will be offered and sold only in "offshore transactions" as defined in and in accordance with Regulation S of the Securities Act.

USE OF PROCEEDS

The net proceeds of the Global Offer receivable by HHG are estimated to be at least £100 million after deduction of underwriting commissions of approximately £3 million payable by HHG.

The initial £50 million of any net proceeds raised under the Global Offer will be used by HHG to help acquire a controlling interest in AMP Invest from Pearl, with the next £50 million being held by the HHG Group for general working capital purposes. The balance of any additional proceeds raised in the Global Offer will be applied by HHG to increase its controlling interest in AMP Invest.

If the Global Offer is not completed, the £50 million proceeds of the issue of the Tranche A CLNs will be used by HHG to help acquire a controlling interest in AMP Invest from Pearl. The proceeds of any subsequent equity raising will then be used, in the first place, to redeem the Tranche A CLNs.

Part 3 – The Demerger

In order to give effect to the Demerger and the necessary internal restructure of AMP and HHG:

- AMP will undertake the Capital Adjustment and Scheme. For further information, see "The Capital Adjustment", "Timing of the Scheme of Arrangement" and "Implementation steps for the Scheme of Arrangement" below;

- the AMP Group will undertake an internal restructure. For further information, see "The AMP Group internal restructure" in Part 3 and "Share Capital of HHG" in Part 15.

AMP Group internal restructure

To facilitate the separation of the AMP Group and the HHG Group, a number of internal restructuring transactions have been or will be implemented on or before the Demerger Date.

The key transactions are as follows:

- the AMP Group will assume or repay approximately £1,040 million of corporate external debt (which includes £73 million of costs related to the termination of the cross currency swap associated with the AMP Reset Preferred Securities, which will be settled in cash prior to the Demerger) currently owed by AMP's UK businesses that will become the HHG Group. The actual amount is dependent on fluctuations in the A$/£ exchange rate and interest rates. The debt is currently owed by AMP (UK) Finance Services Plc and the proceeds have been on lent to HHG. The assumption of the external debt will be implemented by the AMP Group acquiring AMP (UK) Finance Services Plc from the HHG Group and by the funds which have been provided to HHG being repaid to AMP (UK) Finance Services Plc prior to the Demerger Date from the proceeds of a subscription of shares in HHG by AMP Financial Services Holdings Limited ("AMPFSH"), an indirect wholly owned subsidiary of AMP. After the assumption of the external debt, the remaining corporate external debt of HHG as at 30 June 2003 on a pro forma basis would have been approximately £9 million assuming that the Global Offer proceeds and that the Tranche A CLNs are not issued;

- AMPFSH has subscribed £192.6 million for further capital in HHG to, in part, recapitalise AMP (UK) Services Limited;

- AMP has also made two further equity subscriptions to HHG (for the issue of shares) to give effect to the restructuring. However, HHG has used £27.7 million of the proceeds of this subscription to fund the purchase of the HHG offshore companies previously owned by AMP Capital Investors. It is intended that the remaining £90 million of the proceeds will be used to allow the repayment of an inter company loan from AMP Life Limited to AMP Invest. As a result of these payments, there will be no change to AMP's overall cash resources;

- AMPFSH will retain a shareholding of approximately 15% (prior to the Global Offer) in HHG to compensate AMP, in part, for the capital it is providing to HHG. Certain restrictions will apply to AMP's ability to sell its shareholding in HHG (see "Lock-up and standstill arrangements" in Part 2);

- Various guarantees and other financial support that the AMP Group has provided to the HHG Group will be released. For further information, see "Material Contracts – Demerger Deed" in Part 15;

- HHG is expected to acquire a controlling interest (between 50% and 60%) in AMP Invest (the parent company of Henderson) through a reorganisation of AMP Invest's existing capital and the subscription by HHG of new capital. The balance of the interest in AMP Invest will be retained by the Pearl shareholders' fund. The effect of this transaction will be that:

  - HHG acquires a controlling interest in AMP Invest;

  - HHG's share of dividends from AMP Invest can be distributed to HHG;

  - it replaces part of the Pearl shareholders' fund's current investment in AMP Invest (an illiquid asset) with cash; and

- HHG will acquire the Service Company from the Pearl shareholders' fund for market value.

Additional less significant transfers have occurred and will occur within the AMP Group and HHG Group. Those transfers are internal to the relevant group and do not affect the separation of the AMP Group and the HHG Group.

The Proposal to Demerge and the internal restructure will result in the HHG Group after the Demerger being structured as set out in the diagram in Part 1 of this document and owning the entities and businesses described in Part 4 of this document.

For further information on material contracts entered into as part of the Demerger, see "Material Contracts" in Part 15.

Elements of Proposal to Demerge

Conditions

The Proposal to Demerge has two key elements: the Capital Adjustment and the Scheme.

The Scheme will become binding on AMP and AMP Shareholders only if the following conditions are satisfied, or in the case of (e) and (g), waived by AMP:

(a) *AMP Shareholder approvals*: AMP Shareholders pass the Capital Adjustment Resolution at the General Meeting and the Demerger Resolution at the Scheme Meeting, by the majorities set out under "Demerger Procedure" below;

(b) *Court approval*: the Court approves the Scheme in accordance with section 411(4)(b) of the Australian Corporations Act and AMP lodges the order of the Court with ASIC. The date on which these occur is the Effective Date unless another date is determined by the AMP Board;

(c) *ASX approval and quotation*: ASX approves the admission of HHG to the official list of ASX and grants permission for official quotation of the CDIs on the stock market conducted by ASX, subject only to the Scheme becoming Effective and such other conditions as may be acceptable to AMP. The Scheme is not conditional on the listing of HHG on the Official List;

(d) *Directors' recommendation*: between 16 October 2003 and the Scheme Meeting, a majority of the AMP Board recommends (and do not change or withdraw their recommendation) that AMP Shareholders vote in favour of the Scheme;

(e) *Regulatory approvals*: all approvals, consents, waivers and other acts as are necessary or, in the reasonable opinion of AMP, desirable, to implement the Demerger being obtained either unconditionally or on conditions reasonably satisfactory to the AMP Board from relevant regulatory authorities on or before 9.00 a.m. (AEST) on the date on which the Court hears the application to approve the Scheme;

(f) *HHG Capital Reduction approval*: The High Court of Justice of England and Wales confirming the HHG Capital Reduction. The HHG Capital Reduction is part of the internal funding arrangements necessary to effect the capital cancellation; and

(g) *AMP Rights Offer remains underwritten*: The underwriting agreement between AMP and the underwriters of the AMP Rights Offer is not terminated in accordance with its terms before the date the court hearing for approval of the Scheme starts. This date is expected to be 11 December 2003.

If the Demerger Date does not occur by 31 January 2004 (or such later date as the Board determines), the Scheme will lapse and the Demerger will not be implemented.

The Capital Adjustment

The Capital Adjustment involves two steps:

- first, the cancellation of a number of the AMP Shares held by each AMP Shareholder on the Record Date. The number to be cancelled is calculated in accordance with the formula set out in the Scheme;
- second, a share split of the number of AMP Shares held by each AMP Shareholder immediately following the cancellation so that each AMP Shareholder will hold the same number of AMP Shares that they held before the cancellation.

The Capital Adjustment results in each AMP Shareholder holding the same number of shares in each of AMP and HHG after the Demerger as the number of AMP Shares they held before the Demerger.

Under the Scheme, each AMP Shareholder will receive one Share or CDI for each AMP Share which they hold on the Record Date. No AMP Shareholder will be required to pay any cash amount in relation to the issue of their Shares. Ineligible Overseas Shareholders will receive cash instead of Shares. This is currently expected to affect approximately 0.1% of the AMP Shares on issue.

The precise proportion of AMP Shares to be cancelled will be determined on the Demerger Date and is derived from the following formula:

Aggregate Cancellation Amount ÷ VWAP ÷ TSS = proportion of total AMP Shares to be cancelled

where

Aggregate Cancellation Amount is	the Australian dollar equivalent of £1,105 million calculated by AMP by reference to the exchange rate on the Demerger Date
VWAP is	the volume weighted average price of AMP Shares sold on ASX for the 10 business days prior to the date of the Meetings
TSS is	the total number of AMP Shares on issue at the Record Date

For example, assuming the Aggregate Cancellation Amount is A$2,763 million (£1,105 million converted at 0.40), the VWAP described above is between A$6.00 and A$7.00 and the total number of AMP Shares on issue is 1,520 million, then the proportion of AMP Shares to be cancelled will be between 26% and 30%.

Under the Australian Corporations Act, the Capital Adjustment may proceed only if it is approved as an ordinary resolution at the General Meeting. The Capital Adjustment is conditional on AMP Shareholders approving the Scheme (by approving the Demerger Resolution) and on the Demerger being implemented. This means that AMP will not undertake the Capital Adjustment unless the Scheme is approved by AMP Shareholders and becomes Effective.

Under the Scheme, each AMP Shareholder will be required to apply their cancellation entitlement (arising from the capital cancellation which is part of the Capital Adjustment) to subscribe for Shares or CDIs.

Timing of the Scheme of Arrangement

An indicative timetable setting out the important dates for the Demerger is listed in the front of this document. Timing of the events referred to below could change for a number of reasons, including delay in obtaining AMP Shareholder or Court approval.

Implementation steps for the Scheme of Arrangement

If AMP Shareholders approve the Capital Adjustment Resolution and the Demerger Resolution and all other conditions of the Scheme are satisfied or, if applicable, waived, the following steps will be undertaken:

Court approval

- The Court will be asked to approve the Scheme under section 411(4)(b) of the Australian Corporations Act at a hearing to be held shortly after the Scheme Meeting. AMP expects that this hearing will start on or about 11 December 2003.
- If the Court approves the Scheme, the Effective Date of the Scheme will be the date on which the Court order approving the Scheme takes effect (which is when a copy of that Court order is lodged with ASIC) unless another date is determined by the AMP Board.

Capital Adjustment and issue

- On the Record Date (expected to be four business days after the Effective Date), the AMP Register will be examined to determine who is entitled to participate in the Scheme – see "Regulatory Approvals" below.
- On the Demerger Date (expected to be four business days after the Record Date), AMP will undertake the Capital Adjustment.

- On the Demerger Date, HHG will issue to each AMP Shareholder or the Depositary Nominee (on behalf of AMP Shareholders who do not have a Registered Address in the United Kingdom, Ireland, France or the Channel Islands) or, in the case of AMP Shareholders who are Ineligible Overseas Shareholders, to the Sale Agent, the number of Shares to which that AMP Shareholder is entitled under the Scheme. HHG will also enter the names of each Shareholder, the Depositary Nominee or the Sale Agent (as required) on the Register.

- Share certificates or holding statements are expected to be issued to Shareholders within eight days of the Shares being issued and the share certificates or holding statements will be sent to each Shareholder at the address shown on the AMP Register;

Listing and trading

- AMP will notify ASX and NZSX when the Court approves the Scheme.

- AMP Shares will trade on ASX and NZSX with an entitlement to Shares up until the Effective Date. In other words, purchasers of AMP Shares on or before the Effective Date will be entitled to receive Shares under the Scheme, provided they remain on the AMP Register on the Record Date. On the first business day that AMP Shares trade on ASX and NZSX after the Effective Date, they will trade without an entitlement to Shares. This is expected to be 18 December 2003 (AEST).

- On the first business day on which AMP Shares trade after the Effective Date, it is also expected that HHG will be listed on ASX and CDIs will commence trading on ASX. This is expected to be 18 December 2003. Trading of CDIs on ASX will be on a deferred settlement basis until the mailing of holding statements for Shares is completed. Normal trading of CDIs is expected to commence on 2 January 2004.

- It is expected that HHG will be listed on the Official List and Shares will commence trading on the LSE on 23 December 2003 (GMT) on a normal T+3 settlement basis.

Regulatory approvals

The FSA has given its in-principle approval for the Demerger, having received a number of commitments from AMP and HHG. In particular:

- AMP has committed to make a capital injection into the HHG Group and to assume or repay approximately £1 billion of external corporate debt;

- Pearl has given an undertaking to the FSA that it will restrict transfers to shareholder funds from the Pearl 90:10 fund for as long as policyholder benefits require support, and in any event will not release any capital transfers so accumulated within the fund before 2014 without the prior consent of the FSA (see "Outlook" – "Capital releases" in Part 7); and

- Pearl has also agreed that it will not remove any capital or pay a dividend from Pearl without the prior consent of the FSA.

AMP and HHG have agreed to provide the FSA with any material new information that comes to light prior to the Demerger, which will be taken into account by the FSA before it makes a final decision on the Demerger.

APRA has also given AMP in-principle approval to the implementation of the Demerger.

Determination of entitlements under the Scheme

For the purpose of determining which AMP Shareholders are eligible to participate in the Capital Adjustment and to receive Shares or CDIs under the Scheme, dealings in AMP Shares will be recognised only:

- in the case of dealings of the type to be effected using CHESS or the Fully Automated Trading and Electronic Registration System of the NZSX, if the transferee is registered in the AMP Register as the holder of the relevant AMP Shares by the Record Date; and

- in all other cases, if the AMP Securities Registry receives registrable transfer or transmission applications in respect of those dealings on or before the Record Date.

For the purposes of determining entitlements under the Scheme, AMP will not accept for registration, or recognise, any transfer or transmission application in respect of AMP Shares received after the Record Date.

Demerger Procedure

- General Meeting

  The General Meeting will be held on 9 December 2003. At the General Meeting, AMP Shareholders will be asked to consider and, if thought fit, to pass the Capital Adjustment Resolution as an ordinary resolution. To be passed, the Capital Adjustment Resolution must be approved by a majority of at least 50% of the votes cast on the resolution.

- Scheme Meeting

  In accordance with an order of the Court dated 17 October 2003, AMP Shareholders will be asked to approve the Demerger Resolution at the Scheme Meeting to be held on 9 December 2003. For the Demerger to proceed, the Demerger Resolution must be passed by a majority in number of AMP Shareholders voting (either in person or by proxy) at the Scheme Meeting and by at least 75% of the votes cast on the Demerger Resolution.

- Capital and other elements of the Demerger

  If the Demerger is approved, the capital structure of AMP and HHG will be restructured as separately listed companies. Further details relating to the capital structure of HHG are outlined in Part 7.

- Annual general meetings of HHG

  The Directors anticipate that all general meetings of HHG, including annual general meetings, will be physically held in the United Kingdom. Initially, to ensure Australian based shareholders have an opportunity to question the Board and management and attend the annual general meeting, HHG will simultaneously broadcast the meeting to a suitable venue in Australia. This practice will be reviewed on an ongoing basis.

  Voting by CDI Holders is required to be conducted by the lodgement of a voting proxy in advance of the meeting. CDI Holders cannot vote at the meeting unless they are able to do so as proxy for the Depositary Nominee. For further information, see "CHESS Depositary Interests" in Part 15.

CONTINUING ARRANGEMENTS BETWEEN HHG AND AMP

Following the Demerger, AMP and HHG will each operate as separate publicly listed companies. AMP will be listed on the Australian Stock Exchange and the New Zealand Stock Exchange; HHG will be listed on the Australian Stock Exchange and, upon Admission, on the Official List and admitted to trading on the LSE.

Demerger Deed

In anticipation of Demerger, AMP and HHG entered into a Demerger Deed on 16 October 2003 to facilitate the orderly separation of HHG from AMP. The Demerger Deed records the intended economic and legal effect of the Demerger and matters relating to the transfer of certain assets and shares, the restructure of various companies in both the AMP and HHG Groups, the transactions required to give effect to the Scheme and the Capital Adjustment and transition of the HHG Group as an independent group of companies after the Demerger.

The fundamental underlying principle of the Demerger (the "Demerger Principle") is that on Demerger, the HHG Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the HHG Group companies after Demerger as if the HHG Group had always owned and operated them. The AMP Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the AMP Group after Demerger as if they had always owned and operated them. There are some limited agreed exceptions to the operation of the Demerger Principle. For further information, see "Material Contracts" in Part 15.

Transitional Services Agreement

On or before the Demerger Date, AMP and HHG will enter into an agreement under which AMP Group will supply to the HHG Group certain services, on a transitional basis following the Demerger. Services will be supplied by AMP under the Transitional Services Agreement for a period no longer than 12 months, and with respect to some services, it will be for a shorter period. For further information, see "Material Contracts" in Part 15.

Litigation and Insurance Management Deed

On or before the Demerger Date, AMP and HHG will enter into a Litigation and Insurance Management Deed, under which the parties will agree arrangements for the management of certain litigation and insurance claims relating to events, acts or omissions occurring wholly or partly before the Demerger. For further information, see "Material Contracts" in Part 15.

Part 4 – The business of the HHG Group

OVERVIEW OF THE HHG GROUP

Introduction

The HHG Group after the Demerger will be based around Henderson's investment management franchise in Europe, centred in London, with the Life Services businesses managed from various UK regional centres. It will comprise the following businesses, which were formerly the UK-based operations of AMP, providing the HHG Group with a diversified revenue base: Henderson (the HHG Group's investment management business), Life Services (which comprises principally the closed life insurance and pensions books of Pearl, National Provident Life, NPI Limited and London Life) and the Other Businesses, the principal ones being Towry Law and an investment in Virgin Money.

As at 30 June 2003, the total assets under management of the HHG Group were £69.4 billion, of which approximately £27.3 billion, or approximately 39%, were the assets of Life Services' life funds.

History

AMP has had a presence in the UK since 1908, when it opened a UK branch office. It began its policy of expansion in the UK in 1989 when its UK operations merged with the long term insurance business of London Life. This was followed by the acquisition of Pearl in 1989. In 1995, AMP acquired a 50% share in Virgin Direct, which later acquired an exclusive worldwide licence to use the Virgin brand in retail financial services.

In 1998, AMP acquired Henderson plc (known as "Henderson Investors"), further increasing its presence in the UK and adding significant scale and capabilities to its existing asset management offering in the UK and Australia. In 1999, it acquired the long term insurance business of National Provident Institution, under a court-approved transfer scheme that transferred the existing business to a new company in the AMP Group, National Provident Life. Certain parts of the existing business and future increments were reinsured into another new company in the AMP Group, NPI Limited, which also wrote subsequent new business under the continuing NPI brand. In 2001, AMP acquired both the financial advisory group Towry Law, with the aim of improving the financial planning and distribution capabilities of its UK operations, and Interactive Investor International, in order to add customers and capability to AMPLE, the online fund supermarket that it had developed in-house.

AMP began to refocus its UK businesses on its core activities in 2001, with an emphasis on product distribution. It sold the general insurance business of Pearl, including the right to write new business and renewals of existing business under the Pearl name, to Churchill and entered into an agreement to supply Pearl's customers with Churchill products. The Virgin Direct business merged with virginmoney.com to create Virgin Money and, at the same time, Virgin Money's interest in the Virgin One business was sold to the Royal Bank of Scotland. In 2002, AMP sold Henderson's private client business to Newton Investment Management, and sold Cogent Investment Operations ("Cogent"), its internally developed asset administration business, to BNP Paribas Securities Services.

In July 2002, AMP announced its intention to cease writing new business for most Pearl and London Life with-profits and annuity products. In October 2002, it separated its UK life insurance and pensions businesses into two divisions: UK Life Services, to manage the closed books of business of Pearl, London Life and National Provident Life; and UK Contemporary, to manage those businesses which were continuing to write new business. During the first six months of 2003, AMP closed the Pearl direct sales force and sold its UK banking portfolio to Newcastle Building Society. In June 2003, AMP announced that it was closing the UK Contemporary division and that NPI Limited would be effectively closed to new business and would be managed as part of UK Life Services, which was renamed Life Services. At the same time, Pearl and London Life were closed to new business.

Overview

Corporate structure

The HHG Group is to be restructured as part of the Demerger. Following the restructuring, HHG is expected to hold a controlling interest (between 50% and 60%) in AMP Invest, which is the parent company of Henderson Global Investors (Holdings) plc. Pearl will hold the remainder of the share capital of AMP Invest, which will be an asset of the shareholders' fund, together with the benefit of a loan of £148 million to AMP Invest, which will be a shareholder asset of Pearl's long term fund. Implementation of this restructuring is

expected to be completed immediately prior to the Demerger, which is described in "The HHG Group" in Part 1 and "AMP Group internal restructure" in Part 3. It is HHG's intention to acquire full ownership of AMP Invest from Pearl in due course, in order to maximise HHG's direct economic exposure to, in particular, Henderson and also to enhance Pearl's regulatory capital position (as Pearl's interest in AMP Invest is not currently fully admissible for regulatory purposes).

Henderson

Founded in 1934, Henderson is a leading investment manager centred in London and operating throughout Europe. It also has operations in North America and Asia. Henderson is one of the top ten UK-domiciled investment managers, based on total global assets under management. Henderson manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes including equities, fixed income, private equity and property, and also manages the assets of Life Services' life funds. For further information relating to Henderson's ranking as a top ten UK-domiciled investment manager, based on total global assets under management, see "References" in this Part 4.

Henderson Global Investors was formed in 1999. Following AMP's acquisition of Henderson Investors in 1998, it was integrated with AMP's then-existing asset management activities in the UK. In 1999, the Australasian asset management activities of AMP were integrated with Henderson Investors. Upon the Demerger, the Australian and New Zealand investment management operations of Henderson Global Investors will be retained by AMP, while Henderson will form the cornerstone of the HHG Group.

Life Services

Life Services comprises principally the life insurance and pensions books of Pearl, National Provident Life, NPI Limited and London Life, which are effectively closed to new business. It also comprises the Service Company which provides administrative services for the Life Services businesses. Life Services' life funds are expected to run down over many years. As at 30 June 2003, Life Services had approximately five million policies in force and £29.5 billion of assets under management. This included approximately £2.2 billion invested in Life Services' open ended investment companies ("OEICs") and unit trusts. These vehicles are intended to be merged into Henderson's existing range of OEICs and unit trusts in 2004.

Other Businesses

Other Businesses comprises principally Towry Law and an investment in Virgin Money. Towry Law is a financial advisory group operating mainly in the UK. Towry Law does not manufacture its own products but provides its clients with independent advice on pensions, investments, insurance and mortgages manufactured by other companies. The HHG Group has an investment in Virgin Money, a 50/50 joint venture with Virgin Group which has an exclusive worldwide licence to use the Virgin brand in retail financial services.

The HHG Group's strategy

The strategic focus of HHG will be investment management. Within this, the HHG Group will seek to manage its businesses efficiently to create incremental shareholder value. The HHG Group aims to achieve this by growing Henderson into a powerful and highly regarded European investment management business centred in London with emerging businesses in other major asset management markets, and by putting the Life Services businesses on an efficient operational platform and in a sound financial position, achieving releases of capital over the longer term. The HHG Group's strategic priorities for Other Businesses are to develop Towry Law as an effective standalone business and to focus on maximising the value of the HHG Group's investment in Virgin Money, in conjunction with its joint venture partner. Due consideration will be given to divestment opportunities where positive value can be achieved for Shareholders.

The key components of the HHG Group strategy are:

- Henderson
  - Build and sustain competitive investment performance.
  - Broaden product range by offering additional higher-margin products.
  - Attract and retain the right people.
  - Build scale by strengthening distribution and client servicing.

  - Run the business efficiently.

- Life Services
  - Maintain a rigorous approach to risk and balance sheet management.
  - Improve operating efficiency of the closed books.
  - Manage customer relationships effectively.
  - Develop and retain high quality people.

- Other Businesses
  - Develop Towry Law as an effective standalone business.
  - Focus on maximising the value of the HHG Group's stake in Virgin Money, in conjunction with its joint venture partner.

Senior management team

HHG Group's senior management team combines an in-depth expertise of the core business units within the HHG Group with extensive experience in the financial services industry. The senior management team comprises:

- Roger Yates, BA (Hons) (Oxon), age 46 – Chief Executive Officer of HHG and Managing Director of Henderson

  Roger Yates was appointed Chief Executive Officer of HHG in June 2003, and Managing Director of Henderson Global Investors in 1999. He has been a director of AMP since December 2002 and will cease to be a director of AMP upon the Demerger. He joined AMP in October 1999 to lead the integration of Henderson Investors and AMP Asset Management Australia to form Henderson Global Investors. He has 22 years' experience in the fund management industry as an investment professional and business manager. Previously he was Chief Investment Officer of Invesco Global and held senior roles for fund management companies LGT and Morgan Grenfell.

- Nicholas Toby Hiscock, BA (Hons) (Oxon), MA (Oxon), FCA, age 43 – Chief Financial Officer

  Toby Hiscock was appointed to the Board in August 2003. He was appointed Chief Financial Officer of HHG in May 2003. Previously, he was Global Director of Finance and Strategy for Henderson Global Investors from January 2003 and Director of Finance for Henderson Investors from July 1998, having held senior internal audit and finance roles since joining Henderson Investors in 1992. He is a qualified chartered accountant and has 22 years' experience in the accounting profession. Prior to joining Henderson Investors, he was Senior Audit Manager at Midland Bank, London for three years. From 1981 to 1988 he worked for Binder Hamlyn, Chartered Accountants in London.

- Ian Laughlin, BSc, FIA, FIAA, age 52 – Managing Director Life Services

  Ian Laughlin was appointed to the Board in January 2003 and Managing Director UK Life Services in October 2002. In the five months prior to his current appointment, he was Director, Managing Director's Office of the former UK Financial Services business, and prior to that held a similar role in Australian Financial Services for over two years. He has almost 30 years' financial services experience. He joined AMP in 1996 as Chief Manager Life and Risk Insurance Service, and later became General Manager, Customer Solutions. Prior to joining AMP, he was General Manager Retail Customer Services, Suncorp and before that held various senior management roles in Suncorp and National Mutual. He is a qualified actuary.

- Ian Buckley, BA (Hons), age 54 – Global Chief Investment Officer of Henderson

  Ian Buckley was appointed Global Chief Investment Officer of Henderson Global Investors in December 1999. He is ultimately responsible for the investment performance of all Henderson listed assets under management. He also has an active role as fund director on a number of pension fund accounts. He was a main board director of Henderson Investors before its takeover by AMP. He joined Henderson Investors in 1992 from Sun Life Asset Management.

- Mike Clare, BBus, BEc, age 47 – Managing Director – UK, of Henderson

  Mike Clare was appointed Managing Director – UK, of Henderson Global Investors in April 2002. He is responsible for all UK investment products and services. Prior to this he was Chief Investment Officer, Insurance and Retail from January 2000. He was responsible for the integration of NPI Asset Management into Henderson Global Investors during 1999 and was acting Chief Executive and Chief Investment Officer of NPI Asset Management during this period. He was Managing Director of AMP Asset Management NZ prior to his move to the UK in 1996.

- Jonathan Moss, BSc (Econ), MPhil (Econ), FIA, FIAA, age 40 – Finance Director and Chief Actuary of Life Services

  Jonathan Moss was appointed Chief Actuary of Life Services in February 2003 and Finance Director of Life Services in June 2003. Prior to this he was Chief Actuary, AMP Financial Services in Australia. Since joining London Life in 1987, he has held a number of senior actuarial roles in HHG, AMP Australia and London Life.

- Steven O'Brien, BA, LLB, age 48 – General Counsel

  Steven O'Brien was appointed General Counsel of HHG in September 2003. From June 2000 until September 2003 he was Executive Legal Counsel for Henderson Global Investors. He has held a number of senior legal roles in National Provident Institution and NPI Limited including Group Solicitor and Company Secretary, and Director of Process Compliance. Prior to joining National Provident Institution in June 1988, he worked as a commercial lawyer with British Telecom and in private practice.

- Anne Rein, BA, LLB, age 50 – Director of Human Resources and Communications

  Anne Rein was appointed Director of Human Resources and Communications of HHG, in addition to her responsibilities at Henderson, in May 2003. Previously, she was Global Director, Human Resources for Henderson Global Investors from December 1999, Human Resources Executive for AMP Asset Management and Group Human Resources Development Executive for AMP worldwide. Prior to joining AMP in early 1995, she was Deputy Director General in the New South Wales Premier's Department responsible for public sector performance improvement. This followed her role as Chief Executive of Tourism Training Australia.

Ongoing relationship with AMP

Immediately following the Demerger but prior to the Global Offer, AMP will hold approximately 15% of the issued share capital of HHG. Certain restrictions will apply to AMP's ability to sell this shareholding. For further information, see "Lock-up and standstill arrangements" in Part 2. AMP and HHG have agreed that AMP shall be entitled to nominate one non-executive director to the Board for so long as AMP holds (whether directly or indirectly) at least 5% of the issued share capital of HHG, subject to the Nomination Committee recommending the proposed non-executive director. Any such appointment will be in accordance with the requirements of HHG's Articles and will be subject to the approval of the FSA (if required). Following the Demerger, Pat Handley, an AMP Director, will be the Non-Executive Director nominated by AMP. Andrew Mohl, the Chief Executive Officer of AMP, will also be a Non-Executive Director. The Directors believe that it is appropriate that Mr Handley and Mr Mohl hold both positions, even though this may give rise to a potential conflict of interest in some instances. For a description of procedures contained in HHG's Articles to deal with any conflicts which may arise in proceedings of the Board, see "Corporate Governance – Board procedure" in Part 6.

On an ongoing basis, arrangements with respect to the separation of the AMP businesses and the HHG businesses are addressed through a Demerger Deed and in a Transitional Services Agreement. As the businesses will be split on a geographical basis, it is not currently expected that there will be material areas of business overlap. For further information regarding the Demerger Deed and the Transitional Services Agreement, see "Material Contracts" in Part 15.

For so long as AMP's interest in HHG is at least 10% of the issued share capital of HHG, and assuming that HHG is listed on the Official List, AMP will be a "related party" for the purposes of the UK Listing Rules. Generally speaking, any transaction entered into between HHG or any of its subsidiaries and AMP or any of its subsidiaries while AMP remains a related party (other than a transaction of a revenue nature in the ordinary course of business) will require the approval of the shareholders of HHG.

HENDERSON

Overview

Founded in 1934, Henderson is a leading investment manager centred in London and operating throughout Europe, with offices in London, Amsterdam, Frankfurt, Paris, Milan, Zurich and Vienna. It also has operations in North America (with offices in Chicago and Hartford) and Asia (with offices in Singapore, Hong Kong and Tokyo). Henderson is one of the top ten UK-domiciled investment managers, based on total global assets under management and has strong and established market positions in the UK, including being the fourth largest manager of collective investment vehicles (by reference to all the HHG Group's assets under management), such as OEICs, unit trusts and investment trusts. Henderson manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes including equities, fixed income, private equity and property and also manages the assets of Life Services' life funds.

Henderson Global Investors was formed in 1999. Following AMP's acquisition of Henderson Investors in 1998, it was integrated with AMP's then-existing asset management activities in the UK. In 1999, the Australasian asset management activities of AMP were integrated with Henderson Investors. Upon the Demerger, the Australian and New Zealand investment management operations of Henderson Global Investors will be retained by AMP, while Henderson will form the cornerstone of the HHG Group.

The following table shows a breakdown of Henderson's assets under management by line of business and asset class:

Total assets under management (£69.4 billion) as at 30 June 2003

By line of business (% of assets)		By asset class (% of assets)	
Retail – Open Ended	8%	Equities	43%
Retail – Closed Ended	6%	Fixed income	48%
Subadvisory	11%	Property	8%
Institutional	36%	Private equity	1%
Life Services' life funds	39%		

As at 30 June 2003, Henderson held £69.4 billion of assets under management, £27.3 billion, or approximately 39%, of which were managed on behalf of Life Services' life funds. Since 1 January 2000, the assets of Life Services' life funds have declined from approximately 49% of the total assets under management to approximately 39%, primarily due to success in winning new third party business.

Between 1 January 2000 and 30 June 2003, Henderson achieved £11.7 billion of net fund inflows, excluding the fund flows in respect of the private client asset management business, which was disposed of in 2002. The net fund inflows include £3.1 billion of net inflows from retail, £11.5 billion of net inflows from institutional and £2.3 billion of net inflows from sub-advisory clients, with the balance represented by net outflows of £5.2 billion from Life Services' life funds.

Henderson has successfully developed new business activities relating to Continental European listed assets, European property and alternative assets, which accounted for £1.9 billion, £2.1 billion and £1.7 billion respectively of assets under management as at 30 June 2003.

Henderson has also extended its geographic reach to the North American and Asian markets, having grown assets under management for clients based in those regions to £1.7 billion and £4.6 billion respectively as at 30 June 2003.

Henderson funds are predominantly managed on an active basis using a range of investment styles, although a number of enhanced index equity products are managed using a hybrid of active and passive management styles. One of the investment styles offered, called 'mainstream', uses a combination of top-down thematic research to identify economic factors as the key drivers of markets and individual sector stock analysis, which is intended to produce consistent outperformance and is designed primarily for institutional clients. Henderson also uses a range of specialist equity styles including value and growth income.

Key asset classes, products and clients

The Henderson product offering is built around a core of active equity, enhanced index equity and fixed income products, supplemented by a broad range of specialist and higher margin alternative products, to address the specific requirements of institutional and retail clients.

Asset classes

Equities – Henderson's primary focus is on direct investment in shares of larger listed companies in the major developed markets of the UK, Continental Europe, North America and Asia (including Japan). In addition, Henderson has investment expertise in a number of specialist equity areas including emerging markets, technology, socially responsible investments, smaller companies and hedge funds.

Fixed income – Henderson's traditional focus is on investment in government and corporate bonds in the UK and major Continental European markets, supplemented by expertise in the management of pan-European and US corporate bonds and geared products.

Property – Henderson offers a wide variety of open and closed ended property funds investing directly in property in the UK, Europe, North America and Asia, as well as listed property companies globally, including real estate investment trusts. Henderson's property funds invest in all aspects of the property sector including commercial, industrial, residential and retail. Investment styles focus on income or capital gain, according to the client's requirements.

Private equity – Henderson's private equity operations provide investors (primarily Life Services) with direct access to unlisted companies with potential for expansion and development, including management buy outs and indirect investment via a private equity fund-of-funds product. The aim is to deliver significant capital gains over the medium to long term.

Products, clients and distribution

Institutional – Historically, Henderson's core institutional offering has been traditional balanced mandates relating to a number of different asset classes and fixed income mandates. However, in line with the industry, recently Henderson has moved towards the provision of specialist mandates including higher risk/return products.

Henderson's institutional product range currently comprises:

- Segregated funds: Large individual accounts managed to a bespoke mandate for institutional clients.
- Pooled funds: Assets from institutional clients accumulated into large unitised funds and managed to a standard mandate.

Both segregated and pooled mandates permit exposure to a number of the asset classes offered by Henderson.

Henderson accesses its institutional client base through a network of sales teams in the UK, Continental Europe, the US and Singapore, which service the needs of global asset consultants and clients. It has a dedicated institutional client servicing team, with a responsibility to provide clients with quarterly performance updates and to resolve investment and any non-investment service-related issues.

Retail – Henderson has a number of product ranges in the major retail investment markets covering a broad spectrum of investor requirements and preferences, including:

- Open ended funds

  UK: Henderson has a range of 31 OEICs and unit trusts, encompassing core UK equity and fixed income funds, specialist regional funds and sector specific funds. In addition to these, Henderson also manages the investments of Life Services' OEICs and unit trusts. It is intended that, subject to obtaining any necessary regulatory or other consents, these vehicles will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings.

  Offshore: Henderson has a well established Luxembourg-domiciled SICAV umbrella fund called 'Henderson Horizon', with 21 specialist regional and sector specific sub-funds. These funds are distributed to an investor base throughout Continental Europe. The Horizon fund range is also distributed in Asia, particularly in Singapore.

  US: Henderson has a range of US-domiciled mutual funds, which were launched in 2001. The range comprises four specialist international equity funds distributed to US investors.

- Closed ended funds

  Henderson is an established market leader in the UK investment trust sector and currently manages the assets of 16 closed ended funds, or investment trusts, although it is proposed that Henderson Absolute Return Portfolio, one of the closed ended funds, will be liquidated. These are listed companies, shares in which can be actively traded in financial markets, whose core activity is investing in the shares of other listed companies. The investment decisions are constrained by an investment mandate established on inception of the trust. Each of the investment trust companies managed by Henderson is listed on the LSE.

  One of the closed ended investment trusts is a split capital investment trust. While split capital investment trusts have recently been the subject of adverse publicity and an investigation by the FSA, the split capital investment product offered by Henderson does not cross-invest in other split capital investment trusts. Furthermore, Henderson has not been notified by the FSA that it is the subject of any enforcement investigations by the FSA into allegations of collusion by fund managers and brokers, mis-selling or misleading marketing.

Henderson accesses its retail client base through a number of distribution channels. However, Henderson's predominant focus is on intermediated distribution to ensure cost effective sales and ensure access to a large proportion of industry fund flows. In the UK, Henderson has a dedicated sales team to support IFAs, which represent the dominant source of Henderson's retail sales. The FSA has proposed a number of changes to the polarisation rules which govern IFAs. For further information, see "United Kingdom – Investment advisers: financial advisers – Polarisation" in Part 11.

In Continental Europe and Asia, Henderson has established agreements with both global and national banks to distribute Henderson's retail products through their branch networks. These agreements are complemented by strategic relationships that Henderson has established with a number of distributors, including the Italian bank, Gruppo Banca Popolare di Lodi, in which the HHG Group holds a minority interest. In the US, Henderson has established agreements with a range of broker-dealers to distribute mutual funds with the support of a team of regionally based Henderson wholesalers.

Retail clients receive a number of formal communications per year including half yearly investment reports and financial statements, account statements and a newsletter providing details of industry issues in addition to Henderson marketing documents. The Henderson website enables clients to purchase and obtain daily valuations of individual savings accounts ("ISAs"). A Henderson dedicated call centre provides IFAs and clients with fund literature, valuations and pricing and responds to general enquiries.

Life Services' life funds – Henderson manages £27.3 billion of assets on behalf of Life Services' with-profits and non-profit policyholders' and shareholders' funds (collectively referred to in this document as "Life Services' life funds"). Similar to the third party institutional mandates, these assets are managed on both a pooled and a segregated basis, depending on the specific objectives of the client. These assets represented approximately 39% of Henderson's assets under management as at 30 June 2003, while approximately 22% of Henderson's total revenue for the six months ended on 30 June 2003 was derived from management of these assets. For further details on the structure of Life Services' life funds, see "Life Services – Structure of funds" in this Part 4.

Sub-Advisory – Henderson has established agreements with a number of financial services companies to manage investment of funds on behalf of their clients to prescribed investment guidelines. These agreements include the management of retail international equity funds on behalf of Mackenzie and Investors Group in Canada, Waddell and Reed in the US and Gruppo Banca Popolare di Lodi in Italy, and institutional property funds for Ahli United Bank in Kuwait and Nextra in Italy. They also include Virgin Money in the UK and AMP in Australia.

The Life Services investment management agreements

Henderson has entered into an investment management agreement with each of the Life Services businesses, as it does with all of its clients. The assets managed under the Life Services investment management agreements are Life Services' life funds and Life Services' OEICs and unit trusts. These assets represented in aggregate approximately 43% of Henderson's total assets under management as at 30 June 2003, of which approximately 39% were Life Services' life funds and approximately 4% were Life Services' OEICs and unit trusts.

The investment management agreement with Pearl covering Pearl's life funds and shareholders' funds has an initial fixed term which will expire on 31 December 2008. The agreement can be terminated on 12 months' notice which can be served at any time after 31 December 2007. The assets managed under this agreement represented approximately 21% of Henderson's total assets under management as at 30 June 2003.

The investment management agreements with NPI Limited and National Provident Life can each be terminated at any time on three months' notice, as their initial fixed terms have expired. The life fund assets managed under these agreements represented approximately 17% of Henderson's total assets under management as at 30 June 2003, of which approximately 14% were in life funds and approximately 3% were in OEICs.

The investment management agreement with London Life has an initial fixed term which will expire on 31 December 2008. The agreement can be terminated on 12 months' notice which can be served at any time after 31 December 2007. The life fund assets managed under this agreement represented approximately 4% of Henderson's total assets under management as at 30 June 2003.

The investment management agreements with Pearl Assurance (Unit Funds) Limited ("PAUF") and Pearl Assurance (Unit Linked Pensions) Limited ("PAULP") covering their respective unit-linked funds can each be terminated at any time on 12 months' notice. The life fund assets managed under these agreements represented approximately 1% of Henderson's total assets under management as at 30 June 2003.

The investment management agreement with Pearl Unit Trusts Limited ("PUT") covering its unit trusts can be terminated at any time on 12 months' notice. The assets managed under this agreement represented approximately 1% of Henderson's total assets under management as at 30 June 2003.

Almost all of the fees under the NPI Limited and National Provident Life agreements were set by the court order made in 1999 in respect of the transfer scheme under which AMP acquired the long term business of National Provident Institution. In addition, the terms of the Pearl and London Life investment management agreements were negotiated on an arm's length basis.

In the case of the Pearl and London Life agreements, if there is a change of ownership of Henderson or the client such that Henderson and the client are no longer part of the same group, the client has the option to seek to renegotiate the fees payable under the agreement, although if it does so Henderson is not obliged to continue to provide investment services to the client.

It is intended that the NPI Limited OEICs, the majority of the assets of PAUF and PAULP and PUT's unit trusts will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings.

Business strategy

Henderson's strategy is to maintain its configuration as an international, multi-asset class business, concentrating on growth through investment performance, broadening its product range and operational efficiency, with the aim of developing Henderson into a powerful and highly regarded investment management business, operating throughout Europe, with emerging businesses in other major asset management markets.

Henderson's specific strategic priorities are to:

- **Build and sustain competitive investment performance**

  This is of utmost importance to Henderson, providing both a source of competitive advantage and enabling margins to be protected. Henderson has a number of initiatives in place to maintain competitive investment performance, including the use of selective recruitment (such as the recent hire of a Chicago-based US fixed income team, additional UK equities specialists and European property professionals) and an investment philosophy that ensures clarity and consistency of the investment process for the underlying product, with the aim of maximising investment performance at an appropriate level of risk.

- **Broaden product range by offering additional higher-margin products**

  In a market characterised by increased margin pressure, the continuing development of higher margin products facilitates the maintenance of profitability. Continued product range expansion and innovation is a key source of competitive advantage for Henderson. Henderson has recently extended its product range through the launch of new products including a range of US mutual funds, specialist property funds

in both Europe (for example, the KAG, a tax efficient vehicle in Germany) and the US, and a number of alternative asset funds that have accumulated assets of £1.7 billion (comprising £0.6 billion of hedge funds and £1.1 billion of geared fixed income funds). Henderson's goal is to respond to the increasing commoditisation of core products by continuing to offer innovative, higher-margin products with market-leading features and performance.

- Attract and retain the right people

  Henderson recognises that the strength of its business lies in its people. It aims to recruit and retain high-performing staff by providing market-competitive remuneration and effective career development programmes. Henderson has a wide range of remuneration schemes which seek to align the remuneration of key investment managers to their own investment performance and the financial performance of Henderson. For example, investment managers of listed assets participate in the Growth Equity Bonus Scheme ("GEBS"), which allows them to share in the net profitability growth relating to the funds they manage, while private equity investment managers participate in carried interest plans. For further information on Henderson's remuneration policies, see Part 6 – "Remuneration".

- Build scale by strengthening distribution and client servicing

  The Board believes that successful investment managers must have access to the platforms and panels of the largest global and national distributors. Henderson's strategic focus on investment performance, client service and brand awareness is vital to securing access to the most powerful distributors and thereby enhancing the scale of its operations.

  During the last three years, Henderson has increased the reach of its international distribution in Continental Europe, through the formation of strategic alliances in Italy with Gruppo Banca Popolare di Lodi and in Germany with MM Warburg & Co., as well as distribution agreements with global and national banks. Henderson intends to continue to strengthen its core European franchise through relationships with key intermediaries while building a client servicing infrastructure that is able to support growth. In addition, Henderson will seek to continue to build its emerging businesses in North America and Asia through ties with national and regional distributors.

- Run the business efficiently

  Henderson's objective is to drive profitable revenue growth and maintain a focus on cost efficiency, while recognising the need to invest in supporting infrastructure and growth opportunities, such as UK retail and pan-European property, and by undertaking projects targeted at improving investment performance. Henderson will also continue to seek opportunities to outsource those support activities which it feels can be most efficiently performed by third parties.

Asset management market overview

Trend away from equities

As a result of the global downturn in equity markets since 2000, there has been a recent trend to allocate assets to asset classes which are perceived to be less volatile, such as fixed income, property and cash, particularly by insurance companies and defined benefit pension schemes in the UK. Professionally managed assets have also experienced a movement out of equities and into alternative investment classes, such as hedge funds and property, in an attempt to diversify investor returns.

Outlook for global assets under management

In 2002, largely as a result of the fall in global equity markets, the value of the worldwide asset management industry's total assets under management declined by approximately 8%. The UK was particularly hard hit because of the relatively high historical exposure of UK investors to equities, with total assets under management declining by approximately 17%. As at the end of 2002, the UK was the largest asset management centre in Europe, accounting for approximately 7% of professionally-managed global assets.

The decline in 2002 was in marked contrast to the significant growth of the asset management industry, particularly in Europe, during the 1990s. This growth was linked to a number of factors, including the sustained bull market for equities, a significant increase in personal wealth, a widespread recognition of inadequate private savings, government reforms of pension provision and relatively low investment returns from fixed income and other asset classes, including cash, in a low interest rate environment.

Despite the recent market volatility, the Board believes that the medium to long term industry drivers, including an ageing population and the ongoing need for increased retirement savings, remain positive for the asset management industry. This is supported by the predicted growth in global assets under management:

Global asset management industry – assets under management by region, 1999-2007E (US$ billions)

	1999	2000	2001	2002E	2003E	2004E	2005E	2006E	2007E	CAGR 02-07
US	22,790	22,481	22,055	20,388	20,502	22,040	23,693	25,470	27,380	6.1%
Canada	540	579	617	567	573	617	664	714	769	6.3%
Europe	10,822	11,293	11,057	10,319	10,676	11,650	12,710	13,864	15,121	7.9%
Australia	377	396	422	423	443	494	550	612	681	10.0%
Japan	3,674	3,705	3,570	3,255	3,222	3,393	3,571	3,755	3,946	3.9%
Asia Ex Japan	312	359	413	417	460	537	623	719	827	14.7%
Other	472	521	573	548	579	649	728	814	910	10.7%
Non US	16,197	16,854	16,651	15,528	15,954	17,340	18,845	20,479	22,254	7.5%
Global	38,987	39,334	38,706	35,916	36,457	39,380	42,538	45,949	49,634	6.7%

Note: Uses US$ exchange rates as at 31 December 2002; "E" denotes an estimate for the relevant year ; "CAGR" is the compound annual growth rate.

Source: Cerulli Associates, Inc., Cerulli Global Update Year-End 2002, *28 March 2003.*

Increasing competition

The recent reduced financial returns (from both the lower return environment, leading to lower absolute asset levels, and changes in asset mix to lower margin asset categories) have greatly increased competition in the industry. This has forced investment management companies to adjust their cost bases in an attempt to maintain profitability. The increasingly competitive market environment and the growing importance of distributors have also placed pressure on product provider revenue margins.

The increased competition may also result in consolidation pressures in the investment management industry generally. Consolidation enables investment managers to broaden the range of products and services on offer and increase their distribution channels, as their access to capital improves and scale increases. Despite the relatively developed nature of the institutional market, the outsourcing of investment management to investment managers has been a notable development which offers significant potential benefits to those investment managers who can demonstrate high levels of client service and competitive investment performance. In the current market environment, this is of particular relevance to insurance companies, some of which have outsourced the management of their assets to third parties in an attempt to reduce their cost bases and diversify investment returns. This trend has been strengthened by enhanced market knowledge of investors and, in certain circumstances, the ability of the ultimate investors to determine the managers of their assets.

Changes to the regulatory environment

In late October 2003, the FSA published its "Amendments to the Interim Prudential sourcebook for Investment Businesses chapter 5 rules on consolidated supervision" ("IPRU(INV) chapter 5 rules"). This finalises the proposals in respect of consolidated capital requirements for Investment Businesses that had been previously set out in Consultation Paper 173 (CP 173), released March 2003.

As had been anticipated, the basis for the capital requirement remains consistent with the regulations of the former Investment Management Regulatory Organisation – assessing whether liquid capital held within the business is sufficient to cover projected levels of expenditure over a three-month period. The first audited consolidated returns will be for the period to 31 December 2003, and must be submitted on or before 30 April 2004.

The October 2003 release also confirms that a consolidated return must be prepared for a group at the level of the highest EEA financial holding company within such a group whose principal holdings are credit institutions, investment firms or financial institutions, but not insurance companies. For this purpose, insurance companies are not included in the scope of the group. Henderson is therefore required to submit returns for the Henderson Fund Management plc group but the Henderson Global Investors (Holdings) plc group must be incorporated into the consolidated return of its holding company, AMP Invest. For further details, see "Regulatory Capital" – "Henderson" in Part 7.

A number of regulatory changes have also recently been proposed by the FSA which may also increase pressure on revenue margins in the UK. These proposals, which relate to soft commissions and the unbundling of brokerage commissions, would restrict the goods and services (in addition to trade execution) that can be purchased by investment managers from brokers with commission and prevent investment managers from passing on the cost of acquiring additional services to their clients without the clients' express consent. For further information regarding these regulatory changes, see "United Kingdom – Investment business: asset management – Bundled brokerage and soft commissions" in Part 11.

Key strengths and opportunities

- Diversified client base

  Henderson has a broad and diversified range of clients across the UK, Continental Europe, North America and Asia. Its clients include corporations, local government authorities, charities and other institutional investors as well as retail investors, investment trusts and Life Services' life funds.

- Diversified range of products

  In order to remain competitive, the Board believes that product providers must differentiate themselves by the diversity of their product offering, client service or performance. Henderson's diversified product range means that its revenues are not reliant on one single asset class or product category. This has been beneficial to Henderson during the recent equity market downturn given the relatively high proportion of assets under management (fixed income and property) that have not been subject to equity asset devaluation. In addition, Henderson continues to expand its offering of more specialised investment opportunities such as socially responsible investments, structured products, infrastructure investments, hedge funds and geared fixed income funds.

- Quality and continuity of the senior management team

  The Henderson management team is led by HHG's Chief Executive Officer, Roger Yates, who was appointed Managing Director of Henderson in 1999 and has 22 years' experience in the asset management industry. He is supported by a highly experienced senior management team, who have an average of 18 years of industry experience and an average of seven years of service with Henderson.

- Focus on financial management

  The senior management team has delivered robust financial performance in difficult market conditions. Henderson has responded to the sustained equity market downturn during 2001 and 2002 by streamlining the business. This has included curtailing lower priority expansion plans, managing the cost base (including restructuring some service functions to drive greater efficiencies) and reducing the business's range of activities to the most profitable or those with the highest potential profitability. It is intended that all OEICs and unit trusts which are currently part of Life Services will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings.

- Long term investment performance and stable investment management team

  Henderson has produced competitive investment performance during the five years ended on 30 June 2003, which has allowed it to win new business in chosen markets. Over that period, 51% of listed assets under management have outperformed their benchmarks, with 71% of listed assets under management outperforming their benchmarks during the six months ended on 30 June 2003. For information on the basis of calculation of this measurement of performance, see "Investment performance and awards" below.

  The investment management team benefits from a strong investment management culture. Henderson's performance-based remuneration policy for investment managers is linked to the performance of the Henderson business as a whole, as well as the performance of an investment manager's fund. The team benefits from strength in depth and is not overly reliant on a small number of key individuals, although a significant number of the investment professionals are highly regarded within their specialist fields.

- Dynamic third party business growth

  Henderson has consistently grown its third party investment management business. The ongoing development of third party institutional and retail business will be the driving force of future growth as revenue from Life Services' life funds declines over time.

- Established market positions

  Henderson is one of the top ten UK-domiciled investment managers, based on total global assets under management, and has strong and established market positions in the UK, including being the fourth largest manager of collective investment vehicles (by reference to all the HHG Group's assets under management managed by Henderson), such as OEICs, unit trusts and investment trusts.

- European distribution platform

  Henderson has formed strong relationships with global asset consultants who control a large proportion of European institutional flows. Retail distribution in the UK is effected principally through a large network of IFAs, fund supermarkets and banks and other distributors through the use of white label agreements. Retail distribution in Continental Europe benefits from well-established relationships with European banks and Henderson's local office network. This is supplemented by selective relationships to gain access to distribution in major European markets.

- Well recognised brand

  Henderson has a well recognised investment brand among its key target audiences in the UK. The business has received a large number of industry awards since 1995. Henderson managed funds won ten first-place awards in the Standard & Poor's UK funds awards over 2001 and 2002, and the Henderson European Absolute Return fund was named the 2002 hedge fund of the year by Eurohedge. In October 2003, Henderson also won "The Competition", sponsored by the Universities Superannuation Scheme pension plan and Hewitt Bacon & Woodrow, the aim of which was to find a new blueprint for managing pension funds in a long term and socially responsible way.

  Henderson's international profile has been enhanced by a number of initiatives, including brand advertising, marketing campaigns run from local offices, joint ventures and strategic partnerships with Gruppo Banca Popolare di Lodi in Italy and MM Warburg & Co. in Germany distributing co-branded products to provide instant brand awareness in these markets. Further promotion of the brand has resulted from the performance of Henderson's Continental European retail product, Henderson Horizon, and through the management of Europe's second largest retail property fund.

Market position

Henderson is one of the top ten UK-domiciled investment managers, based on total global assets under management. It also has strong and established market positions in the UK collective investment market:

	Pro-forma market position (rank)[1]	Pro-forma market share (%)[1]
UK collective investments (consolidated)	4	5.3%
comprising:		
UK OEICs and unit trusts	6	4.3%
UK investment trusts	2[2]	11.3%[2]

Notes:

1. *Sources: Association of Investment Trust Companies, Investment Management Association, 30 September 2003, although the information has been adjusted by the HHG Group to take account of (1) the intended merger of all OEICs and unit trusts which are currently part of Life Services into Henderson's existing range of OEICs and unit trusts in 2004 and (2) the assets managed on behalf of Virgin Money unit trusts.*
2. *These figures relate to the membership of the Association of Investment Trust Companies.*

Henderson also benefits from a solid position in the UK institutional market, being the seventh largest manager of UK segregated pension funds, and is recognised in the industry as a successful manager of both pooled and segregated mandates.

Henderson has also improved its market position in Europe, with the amount of Continental European listed assets under management almost doubling from £1.1 billion as at 1 January 2000 to £1.9 billion as at 30 June 2003 (representing a compound annual growth rate of 17%), and with European property assets under management growing from £0.4 billion to £2.1 billion over the same period (representing a compound annual growth rate of 61%).

Since 1999, Henderson has also established a solid platform in alternative investments, comprising hedge funds and geared fixed income funds, which accounted for £1.7 billion of assets under management as at 30 June 2003.

Investment performance and awards

Henderson has delivered competitive investment performance over the last five years for equity, fixed income and property funds for retail and institutional clients, which contributed to it achieving £11.7 billion of net fund inflows between 1 January 2000 and 30 June 2003. During the five years ended on 30 June 2003, 51% of listed assets under management have outperformed their benchmarks. However, the combination of falling equity markets, a bias towards growth stocks, a continued overweight equity position and exposure to a number of corporate bond downgrades resulted in a fall-off in investment performance during 2001 and 2002. The marked upturn in equity markets in the second quarter of 2003 and improved fixed income performance attribution and analysis have resulted in a significant improvement in investment performance, with 71% of listed assets under management outperforming their benchmark during the six months ended on 30 June 2003. For information on the basis of calculation of this measurement of performance, see below.

Investment performance of a fund can be measured relative to a benchmark as well as the absolute performance of the fund. Benchmarks vary depending on the nature of the fund, but will be representative of the underlying investments, allowing the client to determine the relative performance of the investment manager. The benchmarks selected will vary depending on the client and the nature of the mandate: institutional clients with segregated mandates would typically set a customised benchmark, specific to its own objectives, whereas others will select a benchmark based on an index, such as the FTSE All Share index or the Morgan Stanley Capital International, Inc. ("MSCI") index. By contrast, retail funds are typically measured by reference to the performance of a chosen peer group.

The following tables show performance against benchmark by client type and asset class, with the percentage amounts indicating the percentage of assets under management by Henderson for the relevant type of client or asset class which have beaten the relevant performance measure. Except as otherwise indicated, the performance measure is a benchmark that has been agreed for the relevant product. Many of the Life Services with-profits funds have been and continue to be restructured to reflect the change in the asset mix of those funds and, in accordance with the instructions of the clients, the performance of those funds has not been measured against a benchmark at client level since February 2003. In the following table, for the purposes of determining the investment performance of Life Services' life funds at client level, Henderson has assumed that each of the restructured with-profits funds has achieved the relevant benchmark return since February 2003. For measurement periods that include periods before February 2003, the investment performance of Life Services' life funds in the following table is a combination of assumed performance in line with benchmark from February 2003 and actual performance against benchmark before February 2003.

Henderson Investment Performance Compared with Relevant Benchmark as at 30 June 2003

By Client Type	Qtr[1]	Ytd[2]	1 yr[3]	3 yrs[4]	5 yrs[5]
Life Services' life funds[6]	88%	13%	12%	9%	81%
Institutional – Equity/Balanced	87%	66%	5%	6%	4%
Institutional – Fixed Income	71%	85%	34%	55%	64%
Retail	41%	58%	34%	42%	50%
Retail (compared with chosen peer group)	32%[7]	40%[7]	36%[7]	36%[7]	56%[7]
By Asset Class	**Qtr[1]**	**Ytd[2]**	**1 yr[3]**	**3 yrs[4]**	**5 yrs[5]**
Equity – Active	58%	52%	19%	26%	34%
Equity – Active (compared with chosen peer group)	36%[7]	47%[7]	35%[7]	23%[7]	46%[7]
Equity – Enhanced index	53%	86%	86%	88%	95%
Fixed Income	67%	84%	33%	49%	51%
UK Balanced[8]	76%[7]	33%[7]	0%[7]	0%[7]	0%[7]
Hedge Funds[9]	96%	96%	73%	n/a	n/a
Listed Assets	61%	71%	34%	43%	51%
Private Equity	0%	0%	8%	100%	96%
Property[10]	55%	41%	69%	n/a	n/a
Asset Weighted Total	60%	68%	36%	44%	51%

Notes:

1. *Qtr refers to the period from 1 April 2003 to 30 June 2003.*
2. *Ytd refers to the period from 1 January 2003 to 30 June 2003.*
3. *1 yr refers to the period from 1 July 2002 to 30 June 2003.*
4. *3 yr refers to the period from 1 July 2000 to 30 June 2003.*
5. *5 yr refers to the period from 1 July 1998 to 30 June 2003.*
6. *Note that since February 2003, because of the ongoing restructuring of many of the Life Services with-profits funds to reflect the change in the asset mix of those funds, the performance of those funds has not been measured against a benchmark at client level. For the purposes of this table, Henderson has assumed that each of those funds has achieved the relevant benchmark return since February 2003. For further information on the asset mix changes, see "Life Services – Structure of funds" in this Part 4, and "Regulatory capital – Life Services – Main life companies" in Part 7.*
7. *These percentage amounts refer to the percentage of assets under management of Henderson by the relevant client type or in the relevant asset class, which, over the specified period, have beaten the investment performance achieved by a chosen peer group.*
8. *The UK balanced funds are the funds that meet the criteria for "balanced funds" in accordance with rules set by the UK National Association of Pension Funds. UK balanced funds invest in equities, fixed income and property.*
9. *The hedge funds invest in equities and fixed income.*
10. *Where property benchmarks are not available quarterly, these have been estimated by Henderson based on published market indices. Funds undergoing one-off restructuring and funds that are not valued quarterly have been excluded.*

Henderson's investment performance across all asset classes and asset management markets is reflected in the 58 investment industry awards it has won globally since 2001. These awards include:

- Henderson European Absolute Return fund was named 2002 Fund of the Year and Long/Short European equity fund of the year by Eurohedge;
- 10 first-place awards in the Standard & Poor's UK funds awards over 2001 and 2002;
- TR Property Trust was named best specialist investment trust 2003 and 2002 at the Money Observer IT Awards.

Operational platform

Operations

The Henderson operational model for listed assets was developed to derive maximum efficiency and to leverage the core competencies of the Henderson business, such that activities are outsourced to specialist companies where these provide a cost-effective and efficient service. Henderson performs both front office activities, such as making investment decisions, publishing research, dealing and trading, as well as middle

office activities, such as trade support, performance measurement and data administration, in-house. However, most back office operations, including fund administration, trade processing and custodian services, are outsourced to external providers (primarily to Cogent, which until 2 September 2002 was an AMP-owned company and is now owned by BNP Paribas Securities Services) which are able to take advantage of economies of scale and so provide a more efficient and cost-effective service to Henderson. Henderson does perform back office operations for new structured or innovative products, although once it is familiar with the operations required to support such a product, it will then look to outsource these operations as well.

As a result of the structure of and investment in the operational platform, the Board believes that Henderson's operational model is scalable to manage additional levels of assets at limited additional cost for existing product lines. This scalability is enhanced by the variable cost nature of outsourcing of administration services to third parties.

IT

Henderson's IT strategy is to provide secure, reliable systems that support the core business processes, with a specific focus on solutions that maximise operational efficiency while minimising operational risk. Henderson has developed solutions that cover all core processes including portfolio construction, order management, trading, compliance, performance attribution and reporting.

Henderson prefers to integrate industry-leading package software to provide solutions that meet its needs. IT solutions are only developed in-house where an industry-standard solution does not provide an advantage.

Henderson's IT infrastructure services have recently been insourced and are being managed directly by an in-house IT team using third party suppliers where appropriate. Due to the bespoke nature of the IT infrastructure services, and in particular the infrastructure which supports the desktop capability of the investment managers, Henderson prefers to insource these services to ensure both efficiency and quality.

LIFE SERVICES

Overview

Life Services comprises principally the life insurance and pensions books of Pearl, National Provident Life, NPI Limited and London Life, which are effectively closed to new business. It also comprises the Service Company which provides administrative services for the Life Services businesses. Life Services' life funds are expected to run down over many years. As at 30 June 2003, Life Services had approximately five million policies in force and £29.5 billion of assets under management. This included approximately £2.2 billion invested in Life Services' OEICs and unit trusts. These vehicles are intended to be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings. Life Services also includes the closed general insurance books of Pearl, the pension trustee business of AMP (UK) Trustees Limited and the retirement services business operated by NPI Limited.

As closed books of business, the Life Services businesses will have no new policyholders, although there will be limited amounts of new business, for example, to meet contractual obligations to existing policyholders or to cater for new members to certain existing group schemes.

Key strengths and opportunities

- Significant scale in terms of both assets and number of policies

  Life Services has large and diverse books of business, including life insurance and pensions policies, ISAs, personal equity plans ("PEPs"), OEICs and unit trusts. As at 30 June 2003, excluding OEICs and unit trusts, Life Services had approximately 5 million life and pensions policies in force and approximately £27.3 billion of assets under management.

- Opportunity for increased efficiency

  In a closed book environment, opportunities exist to rationalise and focus activity and consequently to operate more efficiently, including reducing unit costs. The structure of the service company established to provide administrative services to the Life Services businesses (the "Service Company") allows shareholders, and potentially policyholders, an opportunity to participate in savings resulting from this increased efficiency.

- Opportunity for capital release

  Life Services had a market-consistent embedded value of £900 million as at 30 June 2003, excluding Life Services' investments in other members of the HHG Group such as Henderson, Towry Law and Virgin Money. If these investments were included, Life Services' market-consistent embedded value as at 30 June 2003 would be £1,316 million. The Board believes that, over the longer term, capital will be released from Life Services as the liabilities against which such capital is held are met. For further information regarding how embedded values are calculated, the reconciliation of the market-consistent embedded value to the traditional embedded value and the opportunity for capital release, see "Life Services-Embedded value" and "Capital Releases" in Part 7 and the Consulting Actuary's report in Part 8.

- Inherent value in heritage brands and customer base

  The inherent value in the heritage brands of "Pearl", "NPI" and "London Life" may provide an opportunity for Life Services. For example, Churchill already undertakes marketing of both new business and renewals of existing business under the Pearl brand, which generates income. On a similar basis, discussions have also commenced with other companies to market further product types to Pearl, NPI Limited, National Provident Life and London Life customers.

- People

  Many of Life Services' management and employees have significant experience of the life insurance and pensions industry and have deep knowledge of the products, as well as many of the legacy issues. The experience of the recent past is also valuable in helping management of the business in its present circumstances.

Business strategy

The objective of Life Services is to maximise shareholder value from its closed books of business, through appreciation in the value the market places on the business and, in due course, through the release of capital and dividends to shareholders, while treating policyholders fairly.

Life Services intends to achieve this by focusing on certain basic issues: balance sheet and risk management, unit costs and efficiency, customer management, and the development and retention of high quality people.

- Maintain a rigorous approach to risk and balance sheet management

  Life Services will actively manage its assets and liabilities for the benefit of both policyholders and shareholders. It aims to manage actively both balance sheet and operational risks within the available capital base. Life Services is implementing an enhanced risk and control framework designed to ensure a consistent approach to risk identification and mitigation. Realistic forecasting of policy liabilities will be achieved through the use of enhanced actuarial estimation and modelling systems. Management techniques may include reinsurance and other activity to shift liability from the balance sheet, variations in annual and final bonus rate declarations (within the regulatory requirements to treat policyholders fairly and in line with the terms of any specific guarantees) and limiting exposure to volatile assets while exploiting alternative investment strategies to enhance investment returns, using hedging instruments and seeking in part to match the duration of assets and liabilities. Life Services is actively exploring various reinsurance options.

- Improve operating efficiency of the closed books

  Life Services will be run with an emphasis on efficiency, with an aim of reducing unit costs and maintaining a cost base that closely matches the run-off profile of its books of business. It will take actions to replace its fixed costs with variable costs with the principal objective of reducing unit costs. Where appropriate, Life Services will seek to improve the operational efficiency of the Service Company. Life Services is considering new outsourcing opportunities.

  Life Services will continue to exploit the recently introduced workflow and imaging technology which facilitates the integration of call centre and back office processing. This allows the standardisation of processes and helps deliver effective and efficient customer services.

- Manage customer relationships effectively

  Life Services will treat customers fairly. It will also seek to provide accurate and timely customer services, built on doing the basics very well. It will focus on customer retention, marketing and other activity in

areas where there is the most financial benefit to shareholders. In addition to the current arrangements with Churchill, Life Services will seek opportunities to market Henderson and third party products and services to its customer base. Where appropriate, Life Services will also consider opportunities to transfer certain policies to other insurance groups and will consider additional reinsurance and other risk-transfer arrangements.

- Develop and retain high quality people

  The successful operation of Life Services as a lean and focused operation is dependent upon having high quality people in place with a clear focus on the key business objectives. Many of Life Services' management and employees have significant experience of the life insurance and pensions industry and have deep knowledge of the products, as well as many of the legacy issues. The development and retention of key personnel and the provision of rewarding work will be a priority.

Life insurance market overview

The UK life insurance and pensions industry is the largest in the European Union and the third largest in the world. However, the performance of many UK life companies has recently been adversely impacted by the poor performance of investment markets, which has resulted in regulatory capital issues, as well as a number of regulatory changes and other issues that have affected the industry as a whole. In the light of the changing environment, a number of operators have concluded that shareholder value is best maximised by closing existing funds to new business and managing the closed books of business as efficiently as possible. In total, approximately £85 billion of funds out of a total of approximately £258 billion of with-profits funds in the UK life sector are now closed to new business. Life Services accounts for approximately 15.5% by value of these closed funds.

Declining investment returns

During the past few years, the performance and financial strength of the life insurance industry have been negatively impacted by poor investment returns, declining long term interest rates and continuing equity market uncertainty. The FTSE 100 index has fallen every year since 1999, including by 24% in 2002. It continued to fall sharply at the beginning of 2003 before making a recovery. Falling markets have impacted the financial strength, or capital position, of many insurance companies by reducing the value of assets that back their insurance liabilities. As a result of declining investment returns, some insurance companies, including the Life Services businesses, now hold a significant proportion of their assets in fixed income securities rather than equity. The Life Services businesses have substantially reduced the levels of reversionary and terminal bonuses and are unlikely to be able to return to the historic levels of bonuses, in common with a number of other insurance companies. As insurance companies have historically made profits through exposure to equities, the Board expects that shareholder returns from life insurance companies are likely to be lower in the near and medium term.

Regulatory capital

A UK life insurance company has to retain capital to enable it to maintain its regulatory required minimum margin ("RMM") and provide an appropriate 'buffer' to deal with volatility. Currently, this buffer has two components: the 'free assets', which is the excess of available assets (admissible assets less total liabilities) plus implicit items over and above the RMM, and other margins in asset and liability calculations. Financial strength is typically measured as a 'free assets ratio' ("FAR"), which in this document the HHG Group has calculated as the free assets divided by total liabilities. This buffer will be influenced by the nature of the relevant company's investment strategy.

The downward pressure on regulatory capital levels caused by equity market falls has been compounded by a number of additional factors which have continued to add to the pressure on the balance sheets of a number of UK life insurance companies. These factors have included, for example, the cost of providing for guaranteed annuity options and mis-selling exposures and the anticipated effect of faster-than-expected improvements in annuitant mortality experience, coupled with declining long term interest rates.

For information regarding Life Services' regulatory capital requirements, see "Regulatory Capital" – "Life Services" in Part 7.

Changes to the regulatory environment

There are a number of proposed changes to the regulatory capital regime for life insurers, which are summarised below. For further information, see "Regulation" in Part 11.

New rules are due to be introduced in 2004 (when the FSA's Integrated Prudential Sourcebook comes into force). These will aim to adopt a more risk sensitive approach to the assessment of a life insurer's capital requirement. Insurers will, in particular, be required to undertake an 'individual capital assessment' ("ICA"), the purpose of which is to ensure that the life insurance company's capital requirement is appropriate for the specific risks run by the company.

The FSA is also consulting on proposals to reform the regulatory capital regime applicable to life insurers' with-profits business. The most recent proposals are set out in CP 195 published in August 2003, which includes details on the proposed 'twin peaks' approach to the assessment of capital. In addition to the calculation of the amount required for UK life insurance companies to maintain regulatory capital (the "statutory peak"), insurers will also be required to calculate capital on a new realistic basis along with a capital buffer. This will produce a 'realistic peak' which, if it exceeds the statutory peak, will give rise to an additional capital requirement to cover the difference. The new statutory peak, although based on the existing calculation, is expected to differ in a number of ways, including the restriction of implicit items and a strengthening of the resilience requirements, and conversely will also include the relaxation of the net premium approach and an improved allowance for lapses.

The FSA has also recently confirmed proposals for the amendment to the basis on which insurers may value shares held in a non-insurance group company in CP 204. It is proposed that the change will come into effect for financial years beginning on or after 1 January 2005. Current FSA rules provide an insurer with two options for valuing shares held in a non-insurance group company – the shares may be valued either on a surplus assets basis or on a market value basis. The insurer may adopt the higher of the two valuations. The CP 204 proposals confirm the FSA's stated intention in CP 145, which was published in July 2002, to remove the market valuation option which would mean that insurers would be required to value shares in non-insurance group companies on a surplus assets basis.

The FSA has also proposed rules which will require insurance companies which write with-profits business to document, in 'Principles and Practices of Financial Management' ("PPFM"), how the directors exercise their discretion in managing with-profits funds. This will be publicly available and will provide the details of how each company expects to manage its obligations in respect of with-profits policyholders. This will include in particular those areas where it is possible for the company to apply judgement or discretion in assessing the level of benefits, or where the company makes a decision which can have an impact on policyholder entitlement, such as the proportion of the assets invested in equities. The realistic balance sheet will be determined from projections assuming management action consistent with the PPFM.

For further information on the regulatory capital regime applicable to life insurers' with-profits business, see Part 11 – "United Kingdom" – "Life insurance business" – "Regulatory capital requirements and reserves".

These developments may have a significant impact on the regulatory capital requirements of Life Services' life funds, but the details of the new regime are yet to be finalised. The Consulting Actuary was commissioned to prepare a report on its estimates of the position of Life Services reflecting the proposed new regulations. The full Consulting Actuary's report, which is set out in Part 8 of this document, includes a realistic balance sheet and risk capital margin requirement of Life Services calculated on the basis set out in CP 195, together with determinations of both market-consistent and traditional embedded values for Life Services.

Industry-wide reviews

In the last decade, the FSA and its predecessors have initiated a number of industry-wide reviews of the conduct of life insurance companies and IFAs in respect of advice given to customers to purchase personal pensions and Free Standing Additional Voluntary Contributions ("FSAVCs"), as a result of which life insurance companies have been required to undertake a number of remedial measures. Although there are currently no ongoing reviews, the FSA may initiate a further review of these products or additional products and may require life insurance companies and IFAs to take further action.

Structure of funds

The Life Services businesses comprise a broad range of with-profits and non-profit (including unit-linked) life and pensions business. A with-profits, or participating, policy is one where the benefits of the policy or product

are, in part, determined by the bonuses declared by the insurer: policy payouts are 'smoothed' and lessen the impact of changes in the underlying value of the assets in the short term. A non-profit, or non-participating, policy is one where the value of the policy or product is either linked directly to the performance of the underlying assets, or is guaranteed by the insurer. A unit-linked policy is a type of non-profit policy where the benefits are determined by reference to the investment performance of a specified pool of assets (referred to as a 'unit-linked sub-fund').

Under UK regulatory rules, assets backing long term insurance policies must be kept separate from any other assets of the business, in the insurer's long term fund. A separate shareholders' fund is maintained. Life insurance and pensions products are written into the long term fund, which may be divided into sub-funds. At least once each year, the assets and liabilities attributed to the fund are valued and the surplus on the fund (or, where applicable, the relevant sub-fund of the fund) available for distribution (and resolved to be distributed) is allocated between the policyholders (through the declaration of reversionary and terminal bonuses) and shareholders. The basis of allocation will depend on the rules of the fund or the sub-fund. In a 90:10 fund, for example, 90% of any surplus is allocated to with-profits policyholders in that fund and 10% attributed to shareholders. Any profits arising in a non-profit (or 0:100) fund, or in the shareholders' fund, are attributed to shareholders.

Although a proportion of the surplus in a fund may be attributable to shareholders, this does not necessarily mean that the surplus will be distributed to shareholders. First, an insurance company must, as with any other UK company, have sufficient distributable profits to be able to declare a dividend. Second, where the appointed actuary believes that it would not be prudent in the context of the company's financial condition to distribute the amount attributable to shareholders, it may need to be retained by the company, whether in the long term fund or the shareholders' fund. For further information regarding attribution of surplus, see "Capital Releases" in Part 7.

The long term insurance funds of the Life Services businesses are organised in a variety of ways, as can be seen in the following diagram, which shows only the authorised insurance businesses of Life Services and HHG itself. It is a summary only and further explanation is given below.


HHG PLC
London Life Limited
Share-holders' fund
0:100 Life
90:10 Life
0:100 Pensions
90:10 Pensions
London Life Linked Assurances Limited
Share-holders' fund
Long-term fund (0:100)
NPI Limited
Share-holders' fund
Long-term fund (0:100)
Pearl Assurance plc
Share-holders' fund
Industrial branch fund (90:10)
0:100 Life (Pacific fund)
0:100 Life (Basic life assurance and general annuity business sub-fund)
0:100 Pensions
Ordinary branch with-profits sub-fund (90:10)
Ordinary branch fund
National Provident Life Limited
Share-holders' fund
Long-term fund (100:0)
Pearl Assurance (Unit Funds) Limited
Share-holders' fund
Long-term fund (0:100)
Pearl Assurance (Unit-Linked Pensions) Limited
Share-holders' fund
Long-term fund (0:100)

Note:
The Pearl ordinary branch with-profits sub-fund and the industrial branch fund together comprise the overall Pearl with-profits sub-fund.

The Pearl long term fund is divided into a with-profits fund, which includes an industrial branch fund and an ordinary branch fund, into which the respective types of business are allocated. Pearl's ordinary branch business is all its business other than its industrial branch business; for a description of its industrial branch business, see "Key products" below. The with-profits fund operates on a 90:10 basis. The ordinary branch fund also includes the 0:100 pensions sub-fund and the 0:100 life sub-fund. The 0:100 life sub-fund includes basic life assurance and general annuity business and also an earmarked segment known as the Pacific fund, which is described further below.

London Life includes business which moved to a 90:10 basis subsequent to demutualisation, although its with-profits business is separated into life and pensions business sub-funds. London Life's long term fund also contains 0:100 sub-funds, again segregated between life and pensions business.

National Provident Life's long term fund is operated on a 100:0 basis (that is, all profits accrue to with-profits policyholders). While much of the business written in the fund is with-profits, the fund also includes non-profit business, most of which is unit-linked business which is either fully reinsured or has its investment component fully reinsured to Pearl or NPI Limited.

NPI Limited was opened to new business on 1 January 2000. It was effectively closed to new business in July 2003. NPI Limited wrote both unitised with-profits and non-profit business. The with-profits business is reinsured to Pearl's ordinary branch with-profits sub-fund and is held within a segregated 100:0 component of the 90:10 fund. The non-profit business is mostly unit-linked ordinary life insurance and pensions business. In addition, NPI Limited wrote other non-profit business, principally general annuities and pension annuities. All the business retained by NPI Limited is operated on a 0:100 basis.

PAUF, PAULP (both of which are assets of the shareholders' fund of Pearl) and London Life Linked Assurances ("LLLA") all wrote non-participating business only and, accordingly, their long term funds operate on a 0:100 basis.

The following table, prepared in accordance with UKGAAP, shows the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003:

	Ordinary branch fund 90:10 £m	Industrial branch fund 90:10 £m	Life fund 0:100 £m	Pensions fund 0:100 £m	Long term fund £m	Total £m
Pearl	9,831	623	129	2,982		13,565
National Provident Life					7,113	7,113
NPI Limited					3,479	3,479
London Life	1,655		73	942		2,670
LLLA			169			169
PAUF			448			448
PAULP				355		355
Total	11,486	623	819	4,279	10,592	27,799

Notes:

1. *As at 30 June 2003, Life Services had liabilities of £18,977 million relating to with-profits policies, of which £10,454 million was in Pearl, £6,847 million was in National Provident Life, £27 million was in NPI Limited and £1,649 million was in London Life.*
2. *As at 30 June 2003, Life Services had liabilities of £4,314 million relating to conventional non-profit policies, of which £3,111 million was in Pearl, £187 million was in National Provident Life, £396 million was in NPI Limited and £620 million was in London Life.*
3. *As at 30 June 2003, Life Services had liabilities of £4,508 million relating to unit-linked policies, of which £79 million was in National Provident Life, £3,056 million was in NPI Limited and £401 million was in London Life, and the balance was the total liabilities of LLLA, PAUF and PAULP.*

The Consulting Actuary's report in Part 8 contains an illustration of the projected net cash cashflows of the long term insurance funds described in the table above.

Intra-group reinsurance arrangements

There are a number of reinsurance arrangements in place between Life Services' various funds and companies, including those identified below:

As referred to above, the with-profits element of the unitised with-profits policies written by NPI Limited has been reinsured into the with-profits fund of Pearl. This effectively allows the relevant policies to have access to with-profits investment experience which NPI Limited does not supply directly.

NPI Limited has a number of reinsurance agreements with National Provident Life. As part of the arrangements in relation to the demutualisation of National Provident Institution, the unit-linked business

transferred to National Provident Life in the demutualisation was reinsured into NPI Limited, with the purpose of allowing National Provident Life policies to continue to participate in what were intended to be open unit linked funds, and to allow NPI Limited to offer investments in existing substantial funds with a performance track record. In addition, all top-ups and increments on National Provident Life's policies are reinsured into NPI Limited. National Provident Life has also reinsured all of its pension annuities contracts into the non-profit (0:100) fund of Pearl. For further information relating to the risks associated with one or more of these reinsurance arrangements being terminated, see "Risks associated with Life Services and Towry Law – Other risks – Intra-group reinsurance arrangements" in Part 5.

Intra-group loans

There are a number of loans made between Life Services' various funds and companies, including those identified below:

Upon the completion of the acquisition of National Provident Life by Pearl in 2000, Pearl put in place a support arrangement in the form of contingent loans totalling £800 million, consisting of a £600 million investment by the Pearl 90:10 fund and a £200 million investment by the Pacific fund. This support arrangement is known as the "overcoat". These investments were made through a holding company, National Provident Life Holdings, which in turn invested in National Provident Life. The investment, which was initially held in the shareholders' fund of National Provident Life, could be drawn down into its long term fund as and when required to support its financial strength, at the discretion of the National Provident Life appointed actuary. Various components of this capital were drawn down into the National Provident Life long term fund between February 2000 and December 2002 by way of contingent loans. The loans are repayable in accordance with rules set down by the court order made in respect of the transfer scheme which was effected to transfer the business of National Provident Institution to National Provident Life. The loans bear a variable rate of interest plus a premium of 1.75%. As at 30 June 2003, the total value of the underlying assets lent was £671 million and the carrying values of the loans within Pearl were £4 million for the investment made by the Pacific fund and £237 million for the investment made by the Pearl 90:10 fund, reflecting Life Services' current view of the recoverability of these loans. For further information, see "Material Contracts – Overcoat Arrangements" in Part 15.

London Life Holdings Limited, the direct holding company of London Life, made a contingent loan to London Life at the time of the AMP demutualisation in 1997, amounting to £199 million. The conditions under which the loan capital or interest can be repaid are set out in the court order made in respect of the transfer scheme which was effected to transfer the UK long term insurance business of AMP Society to London Life. This loan is available to support the long term funds of London Life and can be released only at the discretion of its appointed actuary. To date, no interest has been paid under the loan, and that interest has accumulated within the London Life long term fund. As at 30 June 2003, the value of the underlying assets supporting the loan was £278 million and London Life Holdings Limited's carrying value of this loan was £100 million.

The Pearl shareholders' fund has made two loans to Virgin Money, of £40 million in December 1995 and £20 million in July 1998. Both loans are repayable on 2 February 2006. Interest accrues annually at a variable rate of interest and is payable on maturity. As at 30 June 2003, the aggregate outstanding amount of these loans was £91.4 million. The loans were held at face value plus interest accrued as at that date.

A proportion of these intra-group loans is inadmissible for the purposes of measuring the regulatory capital position of the lender. For further information on inadmissible items, see "Regulatory capital" – "Life Services" – "Main life companies" in Part 7.

Unattributed surplus

Where the assets in a long term fund exceed the actuarial liabilities of that fund, such assets may be described as surplus, and sometimes the ownership of such surplus is unclear – in these cases, that surplus may be described as 'unattributed'. Any attribution or distribution of such unattributed surplus must, in the FSA's view, be effected on the same basis as any other attribution or distribution of surplus, unless some other basis of attribution can be justified.

Unattributed surplus is traditionally referred to as 'inherited estate' in the UK, which represents the balance of assets of the with-profits funds in excess of the asset shares of the current generation of policyholders together with any additional amounts required to meet policyholders' reasonable expectations. In recent years, final bonus distributions have exceeded levels supported by actual experience, being set at a level consistent with the reasonable expectations of policyholders. As the need to support final bonus levels is expected to continue

in the medium term, and given the significant reduction in the equity exposure of the with-profits funds, it is likely that a significant proportion of the excess of assets over asset shares will be used in this way.

Pacific fund

During the mid-1990s, Pearl undertook an exercise to identify the extent to which unattributed surplus assets held within its with-profits fund could be attributed to shareholder contributions or historical shareholder entitlements which had not been withdrawn from the fund. As a result of this exercise, £960 million of assets were identified as being shareholder assets. £42 million of this capital was paid to the 90:10 fund in order to acquire the rights to expected profit from the newly formed 0:100 fund. The remaining £918 million of assets was formally attributed to shareholders with the agreement of the UK regulator. A component of the agreement with the regulator was the formal segmentation of the Pearl long term fund into separate with-profits (90:10) and non-profit (0:100) components. The attributed assets, known as the Pacific fund, are an earmarked segment of the Pearl 0:100 life fund. Under the terms of the agreement with the UK regulator, the attributed assets were required to remain within Pearl's long term fund for a period of five years and could then be withdrawn subject to Pearl's appointed actuary confirming that policyholder reasonable expectations would not be affected by the withdrawal. Although this five-year period has expired, there is no current expectation that the assets will be distributed to shareholders in the medium term.

The Pacific fund has subsequently been used in part to acquire strategic assets and has supplied various internal loans, including providing the £200 million of capital support provided to National Provident Life discussed above. The value of these strategic assets has subsequently been impaired following recent falls in equity markets and reductions in levels of investment returns. More recently, the Pacific fund assets have been rearranged. The original £918 million of Pacific fund assets has reduced in value, and some components, representing strategic investments, are inadmissible for regulatory capital purposes. The remainder are currently required to provide capital support to the Pearl with-profits fund. As at 30 June 2003, the Pacific fund had net consolidated assets of £608 million.

National Provident Institution embedded value securitisation

In April 1998, National Provident Institution securitised the embedded value of an earmarked component of the life insurance and pension policies that it had written prior to 4 July 1997. When AMP acquired the business of National Provident Institution, that business was transferred to a new company, National Provident Life, without affecting the terms of the securitisation. As a result, the current securitisation bondholders have recourse to the capital that is released from the securitised policies and to a charged collateral securities account. Any surplus that may be released from this business in excess of the principal sum and the associated interest will emerge in the fund. This will benefit policyholders and increase the likelihood that the loans supporting the investments of the Pearl 90:10 fund and the Pacific fund described above will be repaid. For further information on the securitisation, see "Material contracts – National Provident Life securitisation" in Part 15.

Service Company

The Service Company was established in 2000 to provide administrative services to National Provident Life and NPI Limited on a fee for service basis. From July 2001, a similar arrangement to provide administrative services was reached with Pearl and, from December 2001, it was extended to London Life. The objective of the Service Company is to produce an efficient operating vehicle for the different Life Services businesses and greater predictability of costs to those businesses, and to allow costs to be more closely matched to the run-off profile of the portfolios.

Life Services' arrangements with the Service Company are generally expressed in terms of a fixed fee per policy arrangement, although fees vary by policy class and from company to company. Each arrangement was separately negotiated and in the case of National Provident Life and London Life, the fees for the with-profits business were determined at the time of the relevant demutualisation and set by the court order made in respect of the relevant transfer scheme. The National Provident Life contract was set for a ten year term. Pearl has recently renegotiated its agreement following its effective closure to new business, and this agreement also has a ten year term, from 1 July 2003.

For further information relating to the Service Company, see "Summary Financial Information on Life Services" – "Service Company" in Part 7.

Life Services' regulatory capital requirements

Many of the Life Services businesses are authorised insurance companies and are therefore required by the FSA to maintain a margin of assets over liabilities to meet minimum regulatory capital requirements – that is, maintain a sufficient level of capital to meet policyholders' liabilities under defined adverse future scenarios. For further information regarding Life Services' regulatory capital requirements, see Part 8 – the Consulting Actuary's report, "Regulatory Capital – Life Services" and Part 11 – "United Kingdom – Life Insurance business" in Part 7.

Management of a closed book of business

In a closed book environment, opportunities exist to rationalise and focus activity and consequently to operate more efficiently, including reducing unit costs. However, the books consist of a wide variety of products which were, in the case of Pearl and London Life, sold by large, direct sales forces. This inevitably gives rise to a number of legacy issues which need to be managed. In addition to the industry reviews of certain products sold by life companies (including Pearl, London Life and National Provident Life), a number of legacy issues have arisen in respect of Life Services' closed books of business, including the liability attached to guaranteed annuity options and the appropriateness of advice given at the time of sale of certain products.

A historical component of Life Services' product offering for with-profits business has, in common with the industry, been the provision of guarantees within the underlying contract, together with the investment of amounts held in respect of those guarantees in growth assets including equities and property. The intention is to benefit from the higher returns, relative to fixed income securities, which have been historically associated with growth assets. One measure of the extent of this investment process is the Equity Backing Ratio ("EBR"), which is a measure of exposure to growth assets including shares and property. Each life company must assess the appropriate level of investment in the context of ensuring a balance between maximising returns to policyholders and ensuring that there is adequate security of contractual obligations. The degree of risk it is possible to undertake depends on the available capital resources of the company. Substantial falls in equity values since 1999 have reduced financial strength. Accordingly, since mid-2002, Life Services has taken steps intended to have the effect of making the closed funds less vulnerable to certain risks.

The actions taken by the Board included requesting further capital from its parent company, AMP. The AMP Board discussed the request for capital contribution to the UK life subsidiaries, noting that due to the structure of the funds, any such contributions did not provide benefits back to AMP's shareholders to justify such a decision in the current market conditions. Other solutions to reduce risk and the capital requirement in the funds have therefore been undertaken by the relevant life company boards, including changes to asset mix.

All three of the main with-profits life funds (Pearl, National Provident Life and London Life) have decreased their holdings of equities quite substantially. In the case of National Provident Life and London Life, exposure to listed equities is negligible, except for certain classes of London Life business for which a market value adjustment factor ("MVA") can be applied, which allows greater investment freedom to be maintained, although they retain some exposure to property markets and private equity. The primary driver for this action has been the protection of policyholder guarantees and the imperative to maintain adequate regulatory capital, although the effect of this is to limit the potential for upside growth in the event of an equity market recovery. Within Pearl, a number of derivative instruments have been put in place which have the effect of limiting the potential impact on Pearl's remaining equity exposure of falls in equity markets. The cost of such protection is borne primarily by limiting the potential upside over a defined period. As equity exposure is reduced to a level that is sustainable in the long term, and with it the potential volatility of the assets of the fund, the use of such protection will no longer be necessary. Such derivative holdings may, therefore, be phased out.

Pearl retains significant exposure to property and private capital, which are by their nature less liquid investments. The Pearl with-profits fund is contractually committed to further private equity investment into private equity funds managed by Henderson.

In reviewing the EBR for each life company, the major constraint is the need to limit exposure to volatile assets in order to protect the regulatory capital position, together with any additional prudential capital requirements which reflect the circumstances of each company. Subject to the major constraint described above, the relevant boards of directors will take into account a number of other factors, including the disclosed EBRs of peer group closed fund companies. The EBR for each life company as at 30 June 2003 is summarised in – "Management discussion and analysis of financial results – Life Services" in Part 7.

As equity exposure has been reduced, investment in other asset classes, primarily fixed income securities, has been increased. The average term of fixed interest securities is managed so that it closely matches the average expected term of liabilities. This limits the impact of changes in market interest rates. However, each of the closed books contains guarantees which become more onerous as interest rates fall. Interest rate hedging limits the impact of falling interest rates on liabilities under contracts offering such guarantees and partial hedging has been undertaken in Pearl, London Life and National Provident Life. Close attention has also been paid to aligning surrender values with each policy's share of the underlying assets, subject to continuing to treat policyholders fairly.

Within the closed books, premium and investment income will reduce and claims increase over time. Cash outflow will exceed income and it will be necessary to realise assets to meet those claims. Such amounts are potentially unpredictable, since policyholders have the option to surrender or transfer policies prior to the contractual maturity date. As a result, liquidity management will become a more important component of the financial management of the closed book.

Closing the funds to new business has reduced the operational risks associated with procuring new business, such as mis-selling and other compliance issues. As closed funds, they are no longer subject to 'new business strain', the phenomenon whereby high acquisition costs are incurred at inception, and recouped only over time as product margins are recovered. This has reduced the exposure to non-recovery of such expenses.

Life Services is establishing risk management and legal processes to control and monitor legacy issues including, where appropriate, making provision in its financial statements for exposure that it has to certain business risks. For further information relating to business risks associated with the closed books of business, see "Risks Associated with Life Services and Towry Law" in Part 5.

Key products

The Life Services businesses consist of a broad range of with-profits and non-profit policies, including annuities, pensions, savings and investment products, collective investments, protection policies and 'industrial branch' business (where premiums were originally collected directly from policyholders' homes).

These products are held by a broad range of policyholders. As at 30 June 2003, there were approximately five million policies in force.

Some of the with-profits policies contain a provision to apply an MVA. Under the terms of an MVA, an adjustment may be applied to the value of the relevant product to reflect underlying asset values when policyholders surrender in poor market conditions. For policies where there is no MVA provision, there is a risk that under poor market conditions policyholders may receive payments in excess of the underlying asset values of their contracts, a situation that will have a negative impact on the 'realistic' capital base, although not the statutory capital base, of the relevant company. Unitised with-profits policies with no MVA provision on surrender represented approximately 6.4% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003.

Certain of the pensions and other products sold by the Life Services businesses allow the policyholder options in relation to the benefit which may be taken under the contract, including the terms on which the ultimate annuity will be provided. Depending on market conditions at the maturity of the pensions contract, these options may have value to the policyholder. Certain policies, for example, include the option to acquire an annuity on guaranteed terms. If the income stream which may be acquired through purchasing an annuity in the open market is lower than that generated by the guaranteed rate available under the terms of the pensions contract, the option will have value to the policyholder. With-profits policies with guarantees and options (other than traditional sum assured and bonuses) accounted for approximately 34.9% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003, of which 19.9% related to guaranteed terms for the payment of an annuity (either a guaranteed annuity benefit or guaranteed conversion terms), 8.6% related to guarantees of specific levels of periodic bonuses (known as 'reversionary bonus guarantees') and 6.4% related to unitised with-profits policies with no MVA provision on surrender. For further information regarding the further implications of these products in relation to the Life Services businesses, see "Risks Associated with Life Services and Towry Law" in Part 5.

Annuities

Pearl, National Provident Life, NPI Limited and London Life all sold annuity products under which the insurer undertook to pay the policyholder an income stream in return for a lump sum payment (a single premium).

The vast majority of these were in the form of a non-profit pension product (in which an annuity is purchased using a proportion of the proceeds of an individual's pension contract). However, Life Services' portfolio also contains a small element of purchased life annuities (in which a single premium from a non-pension lump sum or a home equity release product is converted into an income stream), and some with-profits pension annuities.

Annuities accounted for approximately 23.4% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003, of which approximately 14.6% related to annuities in payment.

Pensions

The Life Services businesses contain a broad range of pension products including individual, group and income drawdown contracts. The majority of the policies written by Pearl were distributed through its former direct sales force. As a result, most of these policies were simple individual products, such as individual personal pension plans. In contrast, the National Provident Life, NPI Limited and London Life businesses include a greater number of group policies (those sold to employers for the benefit of their employees). The National Provident Life and NPI Limited businesses also include income drawdown contracts which allow policyholders to take an income from their pension fund by taking a proportion of the value of their funds each year.

Pensions accounted for 50.2% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003, of which approximately 34.0% related to with-profits policies, approximately 16.1% related to unit-linked policies and approximately 0.1% related to other non-profit policies.

Savings and investments

The Life Services businesses sold a variety of savings and investment products which can be broadly categorised into single premium bonds or regular premium savings products. These contain both with-profits and non-profit elements and represented approximately 22.8% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003.

Protection

The Life Services businesses sold a variety of with-profits and non-profit protection policies, most of which were sold by Pearl. The principal products offered were simple, regular premium, life protection policies, which were offered either as standalone products or in conjunction with a pension contract. In addition, the Life Services businesses also offered whole-of-life protection contracts (a regular premium protection policy that also builds up cash value over the course of the policy).

Protection policies accounted for approximately 1.4% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003.

Industrial branch

The Pearl book contains a portfolio of with-profits industrial branch business that accounted for approximately 2.2% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003. This book of business originally involved the physical collection of small premiums (usually once every four weeks) and was the business which initially drove the development of Pearl's large former direct sales force. Pearl ceased selling this business in June 1997.

There are still 1.8 million industrial branch contracts in force at Pearl. These consist of a mixture of endowment savings and whole-of-life contracts, with an average aggregate sum assured and reversionary bonus of approximately £445 per policy. Since withdrawing from marketing industrial branch policies, Pearl has actively managed this closed book to a point where the majority of the premiums relating to these contracts are collected by bank standing orders or have been commuted, with further migration being encouraged away from cash collection.

Collective investments

It is intended that, subject to obtaining any necessary regulatory or other consents, all OEICs and unit trusts which are currently part of Life Services will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected

resulting cost savings. Collective investments are not included in any of the information relating to Life Services presented elsewhere in this Part 4.

Operations

Much of the administration, support and management functions for the Pearl, National Provident Life, NPI Limited and London Life books, including customer service, finance, human resources, actuarial services and IT, are performed by the Service Company. Although it is under review, policyholders are currently serviced from three sites: Peterborough, Tunbridge Wells and Bristol. However, there are also a number of outsource agreements for the administration of certain specific products. These agreements are managed within a formal governance structure. Where appropriate, further outsourcing opportunities will be considered.

IT platform

The efficient use of IT is an essential component of ensuring that Life Services achieves its stated goal of operational efficiency. Currently, policies are administered on a number of IT systems. Life Services is expected to continue to run these IT systems; no major further IT investment is expected, unless required by legislation. However, further investment will be considered, where appropriate, for improved operating efficiency. Mainframe, midrange, desktop and network services are supported via a significant outsourcing agreement with CSC Information Systems Limited ("CSC"). Tata Consulting Services provides support for many of the mainframe and PC applications. Where appropriate, further outsourcing opportunities will be considered.

Other Life Services businesses

General insurance

Pearl formerly wrote all classes of general insurance business in a number of countries. In 1992, following a strategic review, it placed its London market (marine, aviation and reinsurance) and international business into run-off. However, to complement its long term business, it continued to write UK domestic and small commercial insurance business through its then direct sales force until 2001, when it sold the ongoing general insurance business, including the right to write renewals of existing business under the Pearl name, to Churchill.

The outstanding general insurance liabilities as at 30 June 2003 were £332 million. Reinsurance reduces these liabilities, to £67 million as at that date. These liabilities are a combination of all types of business that Pearl wrote and are actively managed by specialist entities from both within HHG and by Cobalt which is part of AMP Limited. There are various options being considered for the ongoing management of these liabilities. These liabilities are not included in any of the information relating to the insurance liabilities of the long term funds of the Life Services businesses presented under "Life Services – Structure of funds" or "Life Services – Key products" in this Part 4.

AMP (UK) Trustees Limited

AMP (UK) Trustees Limited formerly operated a pensions administration business that managed small self-administered pension schemes established under the Income and Corporation Taxes Act 1988. In October 2003, it sold this business and related assets. AMP (UK) Trustees Limited will remain as trustee of the schemes pending execution of deeds of retirement and appointment which will remove it as trustee and appoint the purchaser as the new trustee of the schemes.

Retirement Services

NPI Limited formerly operated a Retirement Services business, which sold and administered home-equity release products. On 15 September 2003, NPI Limited sold this business for a nominal sum and outsourced the administration of the existing equity release book to a related party of the purchaser.

OTHER BUSINESSES

TOWRY LAW

Overview of the business

Towry Law Group

Towry Law was established in 1958 and mainly grew organically until the acquisition of Mathesons Investnet and Advizas in the late 1990s. It was acquired by AMP in 2001. It is a financial advisory group operating mainly in the UK through four divisions: Towry Law Life and Pensions ("TLLP"), Towry Law International

("TLI"), Towry Law Insurance Brokers ("TLIB") and a recently formed joint venture, Towry Law Mortgage Services ("TLMS").

Towry Law does not manufacture its own products but provides its clients with independent advice on pensions, investments, insurance and mortgages manufactured by other companies. Its target clients are 'mass affluent' and 'aspiring' individuals as well as small-to-medium-sized-enterprises ("SMEs"). A call centre acts as a central contact point from which leads are distributed, principally to TLLP.

Towry Law Life and Pensions

TLLP is a leading UK-regulated IFA that advises SMEs and individuals. TLLP's consultants advise clients on savings, pensions and investment products. TLLP distributes other companies' financial products, including those of Henderson. The Board believes that one of TLLP's competitive advantages is the breadth of services that it offers, particularly within the SME market. As at 30 June 2003, TLLP employed approximately 200 advisers serviced out of three support centres in the UK.

The FSA has made a number of proposals for the reform of polarisation which, if adopted, would fundamentally alter the relationship between product manufacturers and distributors, especially IFAs. The Board believes that, over the longer term, there are significant demographic, social and political forces that will drive increased personal savings and investments, and that Towry Law is well placed to benefit from continued demand for face-to-face quality advice. For further information regarding the proposed reforms, see Part 11 – "United Kingdom – Investment business: financial advisers – Polarisation".

Towry Law International

TLI is a traditional wealth manager based outside the UK providing advice principally on investments. TLI targets three main groups of clients: UK expatriates who work in the international business centres of Asia and the Middle East, wealthy indigenous clients and former expatriates who have returned to the UK. TLI was started in Hong Kong in 1990 and now comprises offices in Hong Kong, Japan, Bahrain, Dubai and Spain. As at 30 June 2003, TLI employed approximately 80 advisers.

Towry Law Insurance Brokers

TLIB was founded in 1965 and provides insurance services to approximately 2,600 SMEs and personal insurance lines to 16,000 individual clients. TLIB's key SME business lines are general insurance and private medical insurance broking. As at 30 June 2003, TLIB employed approximately 100 people.

Towry Law Mortgage Services

TLMS was created in late 2002 as a 50/50 joint venture between Towry Law and Holdsworth Financial Management. TLMS is a fee-charging mortgage intermediary based in the UK employing around 30 people as at 30 June 2003. It generates revenue from client fees, lender protection fees and commissions. As at 30 June 2003, approximately £300 million of gross mortgages had been written since inception.

Key strengths

- Brand and clients

  The Towry Law group has a recognised and highly regarded brand and a broad client base and offers a broad range of services, which gives it a strong position in its chosen markets.

- Business model

  Approximately 25% of gross revenues from TLLP and TLI each year are attributable to trail/renewal commission which underpins the income stream of the business. Both businesses continue to write the majority of new business on this basis, while TLIB enjoys a high client retention rate (around 90%), which provides earnings stability through renewal commissions.

  The Board believes that TLLP's medium-term growth plans can be supported with only marginal growth in its infrastructure-related fixed cost base, which is expected to lead to improving profitability as the business grows from its current break-even position.

- Committed and experienced senior management team

  The current Towry Law senior management team reflects a balance between experienced Towry Law directors who know their consultants and client base and a managing director and finance director who between them have over 35 years' experience in the financial services industry.

- Successful restructuring has helped to restore profitability

  A restructuring and cost reduction plan was put in place in 2002 in TLLP, including the closure of three branches, the removal of management layers and the restructuring of the back-office into three decentralised regional hubs. During 2002 and the first half of 2003, costs have been reduced by approximately £8 million per annum. Costs have also been removed from the TLI business as non-core and loss making offices have been closed in South Africa, Belgium, Dublin, Malaysia and Cyprus. This restructuring has been accompanied by an increased focus on management reporting systems, compliance, business and financial controls throughout each business.

- Committed and experienced adviser base

  TLLP's current adviser retention rate, excluding those advisers released for reasons of under-performance, is above 90%. A specialist reward plan is in place for advisers. In addition, a cash-based long term incentive plan has been introduced for key staff, which rewards business value growth.

Strategy

Towry Law's strategy over the next five years is to increase shareholder value by improving profitability at its three established divisions, exploiting each division's strengths through a group-wide customer proposition that will produce a 'gearing' effect in each business. Towry Law will also seek to build the TLMS joint venture into a scaleable business which will contribute to the overall customer proposition.

Towry Law's specific strategic priorities are to:

- improve the scale and effectiveness of its adviser sales force.
- develop and enhance the individual client and corporate proposition through adviser development; and
- build on its solid market positions in Asia and the Middle East to create a pan-Asian and pan-Gulf wealth-management business.

VIRGIN MONEY

Overview

The HHG Group has an investment in Virgin Money, a 50/50 joint venture with Virgin Group Investments Limited and its subsidiary ("Virgin Group"). The HHG Board is currently reviewing ways of maximising the value of this investment, which may include divestment in whole or in part. Virgin Money has an exclusive worldwide licence to use the Virgin brand in retail financial services. As at 30 June 2003, Virgin Money had approximately 735,000 customers and approximately £1.9 billion of funds.

AMP established its relationship with Virgin Group when it acquired a 50% share in Virgin Direct in November 1995. Virgin Direct had been established in March of the same year. In 1997, Virgin Direct launched a combined current account and mortgage (the Virgin One Account) through a 50/50 joint venture between Virgin Direct and the Royal Bank of Scotland.

Following a strategic review of Virgin's presence in retail financial services, in mid 2001, Virgin Direct was merged with virginmoney.com (an on-line intermediary also 50% owned by AMP) to create Virgin Money Group and, at the same time, Virgin Money's interests in the Virgin One business were sold to the Royal Bank of Scotland. These transactions were completed in July 2001 and the re-branded Virgin Money was launched in February 2002.

Virgin Money offers a range of savings and investment, protection and lending products.

Strategy

Virgin Money aims to create value by applying the Virgin brand in retail financial services in selected markets around the world. This is achieved by Virgin Money forming 'branded packager' relationships with scale manufacturers to enable it to offer good value, straightforward, mass market financial products. The products

are distributed via the internet, other direct channels and through distribution agreements with Virgin Group companies and other distribution partners. As Virgin Money moves away from product manufacturing towards branded packaging, it expects the new breed of externally-sourced products to contribute an increasing proportion of revenues.

Products

An example of the branded packager approach is the Virgin Credit Card in the UK. This product is provided through a manufacturing agreement with MBNA Europe Limited. Under the arrangements with MBNA Europe Limited, Virgin Money receives a fee per account acquired as well as trail income based on card usage and balance levels. Virgin Money does not assume any credit risk as part of the arrangement. Virgin Money acquired approximately 200,000 cards in 2002 and an additional 137,000 in the first half of 2003. The partnership with MBNA Europe Limited was extended during 2002 with the launch of the Virgin Money Personal Loan.

In May 2003, Virgin Money launched the Virgin Credit Card in Australia, through a similar manufacturing agreement with Westpac Banking Corporation. By the end of October 2003, Virgin Money had received over 370,000 card applications in Australia.

In the UK, Virgin Money also continues to offer the in-house manufactured products initially launched under the Virgin Direct brand, which include life (term and critical illness) insurance sold through its subsidiary Virgin Money Life Limited, tracker and fixed income unit trust funds, equity ISAs and individual and group pensions. Although poor stock market conditions in recent years have inevitably had some impact, Virgin Money's successful ongoing customer retention programme has enabled it to maintain net cash inflows for these products.

Virgin Money has long been recognised for its market leading customer service. It was recognised as the 'Best Personal Pension Provider' and for 'Best Overall Customer Service' at the Consumer Finance awards in 2001 and 2002, and was voted the 'Best Internet Pensions Provider' by Your Money in each of 2000, 2001 and 2002.

AMPLE

AMPLE is an online financial services business. Its principal product is a fund supermarket that currently offers access to 23 fund managers and over 400 individual funds. Since May 2002, AMPLE has also offered share dealing services for UK and US equities. AMPLE also provides registered users with access to third party specialist investment and information websites.

The HHG Group has been actively exploring various options for this business. While there can be no certainty that a transaction involving this business will occur, there is a strong likelihood that a sale of the business will be agreed before the Effective Date of the Scheme. At present, there can be no certainty of the terms and conditions of any such sale or the financial effects of such a sale on the HHG Group. However, given the size of the business, the impact of any such transaction on the HHG Group is not likely to be material.

RISK MANAGEMENT

The HHG Group has designed a risk management framework to manage the risks of its businesses, including those risks described in Part 5 of this document, and ensure that the Directors have in place risk management practices appropriate to a UK listed company. To the extent that these practices are not already in place, they are expected to be implemented by the Demerger Date.

Risk Governance

The management of risk within the HHG Group is governed by a structure of audit committees and business unit risk committees.

The purpose of the audit committees is to assist the Board in discharging its corporate governance responsibilities in relation to the HHG Group's regulators and external auditors and to provide assurance over the reliability and appropriateness of the disclosure of the financial statements. The audit committees also maintain an effective framework of business risk management including compliance and internal controls. All significant matters are reported to the audit committees at least quarterly.

The purpose of the business unit risk committees is to provide leadership and oversight of risk management, to maintain effective governance structures and to advise the relevant board of directors on risk management policy and risk appetite. The business unit risk committees maintain a forum for the management and resolution of all significant regulatory and compliance issues and constructively challenge the relevant business to demonstrate that risks have been identified, prioritised and addressed appropriately and to recommend improvements as required. The business unit risk committees normally meet monthly. The activities of the business unit risk committees are coordinated by the HHG Group's Risk Committee which meets at least quarterly.

Risk Management Framework

While the management of risk is the responsibility of HHG line management, the framework for the identification and monitoring of the management of risk is the responsibility of the HHG Group's governance functions. The risk management function works closely with management to maintain a risk and control self-assessment process, an incident reporting process and the provision of management information to the audit committees and the business unit risk committees. The compliance function works with the risk management function and the business units to ensure that all regulatory risks have been understood and are being effectively managed.

Additional assurance is provided by the internal audit function, which operates and reports independently of the governance functions.

In addition to the governance practices described above, the HHG Group is further strengthening the Life Services control environment by the implementation of a risk and control self-assessment system. This system focuses on the needs of FSA-approved persons and controlled functions to demonstrate that, for their areas of responsibility, risks have been identified and controls are being operated and assessed for their effectiveness. This system is still in the process of being implemented across critical functions and is expected to be fully implemented by the end of December 2003.

REFERENCES

The references to Henderson being one of the top ten UK-domiciled investment managers, based on total global assets under management, are derived from a survey jointly published by Watson Wyatt Worldwide and Pensions and Investments in September 2003 entitled *P&I / Watson Wyatt World 500.* This survey is based on information as at 31 December 2002. The Henderson business as it will exist following the Demerger did not exist as at that date and so is not included in the rankings contained in this survey. In order to derive a ranking for Henderson as it will exist following the Demerger, the HHG Group has taken Henderson's total global assets under management of £68.7 billion as at 31 December 2002 and compared it with the total global assets under management of the UK-domiciled investment managers included in the survey. On this basis, Henderson would be among the top ten UK-domiciled investment managers in the survey.

The references to the approximately 8% decline in value of the worldwide asset management industry's assets in 2002, the approximately 17% decline in the total assets under management in the UK in 2002, the UK being the largest asset management centre in Europe as at the end of 2002 and the approximately 7% of professionally-managed global assets accounted for by the UK are derived from a report published by The Boston Consulting Group in June 2003 entitled *Navigating the Maze: Global Asset Management 2003.*

The reference to Henderson being the seventh largest manager of UK segregated pension funds is extracted from a report appearing in the *Financial Times* on 19 May 2003.

The reference to the UK life insurance and pensions industry being the largest in the European Union and the third largest in the world is extracted from a report published by Swiss Reinsurance Company Economic Research & Consulting in November 2002 entitled *World insurance in 2001: turbulent financial markets and high claims burden impact premium growth (sigma No. 6/2002).*

Part 5 – Risk factors

Investing in and holding the Shares and the CLNs involves a degree of financial risk. It is important to review carefully all of the information contained in this document and to pay particular attention to the following risks associated with an investment in HHG. This Part 5 addresses certain risks associated with the HHG Group. If one or more of the following risks were to occur, it could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition, including its share price and its ability to pay dividends.

RISKS ASSOCIATED WITH LIFE SERVICES AND TOWRY LAW

Life Services' risk environment

Life insurance companies in the UK are subject to a number of inherent risks which arise from a range of factors, including product design (including the provision of a range of guarantees), selling and marketing practices, interest rate and market fluctuations and operational management. They operate in a regulated environment which is exposed to market fluctuations. The falls in UK interest rates in the past few years and the decline in global equity markets have highlighted these risks, as both investment returns and the value of the assets held by life insurance companies against their liabilities have fallen. At the same time, heightened consumer expectations, better healthcare provision and demographic changes arising from longer life expectancy are changing the assumptions that underpin the pricing of a number of the life insurance industry's policies and products. All life insurance companies in the UK are exposed to these inherent risks.

Because of the different ways in which the businesses that are now part of Life Services operated and developed in the past, their closed books include a wide range of policies and products sold over a number of decades using many different forms of product literature and through a variety of sales channels (including, in the case of Pearl, a substantial direct sales force). Each of the Life Services businesses has a number of policy administration systems of varying age and functionality, as a result of which the nature and quality of policy and customer data retained and the complexity of administration vary across the different businesses and across individual portfolios. This legacy of the Life Services businesses creates additional risks to which the HHG Group is exposed, which are set out in further detail below.

The HHG Group has identified a number of risks specific to Life Services, which arise both from the environment in which it now operates and from the legacy of the Life Services businesses. It has taken steps to mitigate these risks and, where appropriate, the relevant life companies have made provisions within their audited financial statements. However, there can be no assurance that all of the risks that might emerge have been identified nor that the provisions will prove to be adequate. In understanding the impact that these risks may have on the HHG Group, potential investors should be aware that one of the principal regulatory objectives of the FSA is the protection of policyholders (who take priority over shareholders). All UK life insurance companies are required by the regulatory regime and by the FSA to treat policyholders fairly, which at times may be detrimental to shareholders. The impact of unexpected liabilities on Life Services' thinly capitalised life funds may be material, and in particular may affect the amount and/or timing of any capital that can be released from the Life Services businesses or the ability of the Life Services businesses to meet regulatory capital requirements.

Regulatory capital requirements

Many of the Life Services businesses are authorised insurance companies and are therefore required by the FSA to maintain a margin of assets over liabilities to meet minimum regulatory capital requirements – that is, maintain a sufficient level of capital to meet policy liabilities (determined by making appropriate allowance for policyholder reasonable expectations) under defined adverse future scenarios. For further information regarding Life Services' regulatory capital requirements, see Part 7 – "Regulatory Capital – Life Services" and Part 11 – "United Kingdom – Life insurance business".

The Life Services businesses have taken a number of steps to improve the regulatory capital position of the life companies since mid-2002. However, the FARs of the life companies remain low, particularly for National Provident Life, and there are a number of possible scenarios which could potentially bring pressure on, or even cause a breach of, their RMMs. As a result, there is a significant risk that adverse experience in one or more of these with-profits funds, which could result from changes to future experience assumptions, unforeseen issues such as compensation claims, or adverse current experience such as a further sharp fall in asset values, could lead to a breach of their minimum regulatory capital requirements.

Both Pearl and London Life currently rely on waivers that allow them to bring implicit items into the required margin calculations to meet their regulatory capital requirements. The FSA has indicated that it would be prepared to renew the waiver for Pearl and London Life from November 2003 for a period of 12 months until November 2004, although as part of the process of aligning statutory and realistic solvency positions, the FSA has indicated that the waivers will be for a maximum of an implicit item of £350 million (previously £400 million) for Pearl and £60 million (previously £80 million) for London Life. For further details on the waiver, see "Pro forma realistic balance sheets" in Part 7. It is highly likely that the RMMs of each life company will be breached if the waivers are not renewed in 2004. The Directors have been given no indication that the waivers will not be renewed.

Further, the regulatory capital regime is changing in 2004 with the introduction of the Integrated Prudential Sourcebook and with the implementation in the UK of the Financial Conglomerates Directive, at which time the FSA has stated it will also make certain changes to the regulatory capital requirements applicable to insurers. Among other things, the Integrated Prudential Sourcebook will require a more realistic assessment of the liabilities and risk-based capital requirements of the business under a "twin peaks" approach to the assessment of capital needs. The specific details of the new twin peaks regulation are not yet finalised, although a consultation paper (CP 195) has been released by the FSA. Overall, it is expected that for Life Services the new regime will be more onerous than the current regime.

The Financial Conglomerates Directive will introduce a supplementary prudential capital requirement for financial conglomerates (broadly, these are financial groups which include both insurance companies on the one hand and banks and/or investment firms on the other). The Financial Conglomerates Directive also contains provisions for monitoring of intra-group transactions and risk exposures. Based on its understanding of the provisions of the Financial Conglomerates Directive and subject to the confirmation of the FSA, the Board does not believe that the HHG Group is expected to qualify as a financial conglomerate.

The FSA has recently confirmed proposals for the amendment to the basis on which insurers may value shares held in a non-insurance group company in CP 204. It is proposed that the change will come into effect for financial years beginning on or after 1 January 2005. Current FSA rules provide an insurer with two options for valuing shares held in a non-insurance group company – the shares may be valued either on a surplus assets basis or on a market value basis. The insurer may adopt the higher of the two valuations. The CP 204 proposals confirm the FSA's stated intention in CP 145, which was published in July 2002, to remove the market valuation option which would mean that insurers would be required to value shares in non-insurance group companies on a surplus assets basis. If these proposals are implemented in their current form, they could reduce the amount of Pearl's admissible assets by approximately £210 million. The HHG Group has a number of strategic options available to it to mitigate the impact of these proposals, including a further restructuring of the assets held by Pearl. Should HHG be unable to offset the effect of the proposals through such restructuring proposals and/or the raising of additional capital in the form of debt or equity, there is a significant risk that Pearl will breach its regulatory capital requirements on implementation of the proposals in CP 145 and CP 204.

For further information relating to the new regulatory regime in the UK, including more information on CP 195, the twin peaks regime, and CPs 145 and 204, see the Consulting Actuary's report in Part 8 and Part 11 – "Regulation".

If one or more of the Life Services businesses were to breach their minimum regulatory capital requirements, the FSA would look to HHG to take action to improve the capital position. This might require the relevant Life Services businesses to take certain steps for the security of policyholders, and might impose restrictions on the flow of capital from the relevant Life Services businesses. In the event of a breach, Life Services would work closely with the FSA to develop a plan to protect policyholder interests and restore regulatory capital to acceptable levels over time. The plan would seek to ensure that the financial resources necessary to meet responsibilities to policyholders were maintained and could include a number of measures, including changes to the mix of assets, a reduction in the bonus rates payable to policyholders or the sale of inadmissible assets. Such measures may have an impact on the level of assets which can be attributed to shareholders' funds.

Although there is no legal obligation for shareholders to contribute additional capital to prevent a breach of the minimum regulatory capital requirements or to correct an existing breach, if the capital margins of the Life Services businesses continued to be under threat after having taken the agreed action, the HHG Group would have to consider taking further measures to protect the capital margins, which may include raising additional capital in the form of debt or equity.

Capital releases

UK regulations require capital to be retained in life insurance companies to enable the funds of such companies to meet statutory regulatory capital margins and to provide them with a buffer against different risks. In the closed book environment of Life Services, as policies mature or are surrendered, the liabilities of the different funds will decline over time and so the amount of capital required to be held against these liabilities will also fall, which may result in the funds holding surplus capital. However, the amount of capital that is surplus to a fund will also depend on, among other factors, the net policyholder cash flows, the mix of assets and the investment performance, any changes in the level of liabilities against those anticipated and any expenses which have to be met out of any surplus. The level of expenses will depend upon the control of overall expenditure and the terms of the service agreements between the Service Company and the Life Services businesses.

The principal risk to the release of any surplus capital is the emergence of unexpected or undervalued policy liabilities. If these additional liabilities arise in a non-profits fund, the cost will fall on the shareholders, whereas if they arise in a with-profits fund then the impact on shareholders of the relevant life company and the policyholders will depend on the nature of the liability, the allocation arrangement of the fund and the availability of policyholder capital. Although the Life Services companies contain a number of different funds, capital adequacy is assessed at the company rather than the fund level. As at 30 June 2003, while the Pearl 90:10 fund showed a deficit, this was covered by assets within the Pacific fund. Under the current reporting regime, there is no requirement to formally transfer assets to clear the deficit. As with the existing regime, there is a deficit within the Pearl 90:10 fund under CP 195. CP 195 proposes that it will be necessary to make a transfer between funds to clear any such deficit which arises. In order to address this, Life Services intends to swap admissible assets from the Pacific fund with inadmissible assets in the Pearl 90:10 fund, principally the overcoat (the fund's investments supported by contingent loans to National Provident Life, as described in "Life Services – Structure of funds – Intra-group loans" in Part 4). Nevertheless, while the deficit remains, or if a deficit emerges at a future date, there is a risk that such a deficit will constrain the ability of the non-profit funds to release capital.

In general, the release of any surplus capital from Life Services is determined by the appointed actuary and the board of directors of the relevant life company. Any surplus capital that emerges from a non-profit fund (except the National Provident Life non-profit fund) can be attributed to the shareholders' fund, although the appointed actuary may retain any such surplus within a long term fund for the protection of policyholders. The appointed actuary will also make a recommendation regarding the attribution and distribution of any surplus that emerges from a with-profits fund to both policyholders and shareholders, with any distributions to policyholders made by way of reversionary or terminal bonuses.

In the context of the estimated position of the Pearl with profits fund under CP 195, it has been necessary for the board of Pearl to give an undertaking to restrict transfers to shareholder funds from the Pearl 90:10 fund for as long as policyholder security and customer interests require and in any event capital may not be released before 2014 without the prior consent of the FSA. The commitment to withhold these transfers has provided additional capital support to the realistic balance sheet determined for the purpose of CP 195. In addition, the board of Pearl has committed not to remove any capital or pay a dividend from Pearl without the consent of the FSA. This latter commitment is subject to ongoing review by the FSA.

The release of any surplus capital into shareholders' funds does not necessarily mean that it can be distributed to the life company's shareholders. The FSA may in certain circumstances impose requirements on a company (for example, where that is regarded as desirable in order to protect the interests of customers). Such requirements may, in the context of the Life Services businesses, block the distribution of profit from shareholders' funds and may require the capital to be retained within the company for the benefit or security of policyholders. Alternatively, transfers of assets to shareholders' funds may be restricted under such requirements to the transfer of strategic assets (such as investments in other group companies) rather than more liquid assets, which would make it less likely that the surplus would lead to a distribution to shareholders.

A further factor affecting the timing of capital releases will be the level of EBR of each with-profits fund. If the capital position of each of the with-profits funds improves in the future, the relevant board will need to consider increasing the EBR. In considering any increase in EBR, the board will have to take into account the interests of policyholders and shareholders. The board will evaluate the opportunities on a risk-reward basis. In support of the decision to increase the EBR, the board might consider the potential for higher long term returns in the with-profits fund. Higher returns could lead to higher shareholder transfers from the with-profits

fund as policyholder bonuses increase. Higher returns could also result in a reduction in the degree of impairment which is currently recognised in HHG's audited financial statements. For example, should London Life increase its EBR this could lead to a higher value for the intra-group contingent loan made to London Life. Conversely, in favour of a more conservative approach will be considerations of maintaining an adequate level of security for policyholders and shareholders. There is a risk that, in the event of such an increase, shareholders' funds will be exposed to greater risk and any potential release of capital may be deferred or constrained. Ultimately, the decision will be critically dependent on the overall capital resources available and will give primacy to benefit security. From 2004 onwards, any decisions will be made in accordance with each company's Principles and Practices of Financial Management (see "Life insurance market overview – Changes to the regulatory environment" in Part 6), which will provide an indication of the factors affecting this decision.

The value of the HHG Group to shareholders is partly dependent on the amount of capital that can be released from the Life Services businesses and/or the timing of such releases. Adverse changes to the expected amount and/or timing of capital releases could have a material adverse effect on, or be materially adversely affected by, the HHG Group's results of operations and/or financial condition.

There can be no assurance as to when any surplus capital can be released, nor can there be any assurance that there will be any surplus capital capable of being released at any time. For more detail in relation to capital releases, see the Consulting Actuary's report in Part 8.

Unidentified business risks

There can be no assurance that the HHG Group has identified all of the risks to which it may be exposed arising from any of the Life Services businesses. Factors including the age of the portfolios of policies within the funds, the extent of the organisational changes that the Life Services businesses have undergone and the variable quality of records over the extended infrastructure mean that there is a risk that issues relating to the terms, design, distribution and administration of policies and products may emerge in the future. Areas where additional exposures may, for example, arise include the risk that the underlying assumptions used in establishing the reserves for policy liabilities prove to be invalid (see "Insurance risks" below), the risk that it may be alleged or found that policyholders received misleading advice either as to which products were most appropriate for their circumstances or as to the nature of the products sold to them (see "Mis-selling risks" below), and the risk of errors having arisen in the administration or interpretation of the approximately five million outstanding policies written by the Life Services businesses (including errors arising from historic deficiencies in the operational systems operated by the businesses) (see "Operating risks" below).

To the extent that there are risks that have not been identified, exposure to those additional risks could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Provisions

In addition to the industry-wide reviews of the conduct of life insurance companies (including the Life Services businesses) initiated by the FSA in the last decade, the HHG Group has identified a number of other business risks to which Life Services has or may have exposure, including some of the risks referred to in this Part 5, and has taken what it believes are appropriate steps to manage and mitigate these risks. These steps include, where the board of directors of the relevant life company believes it to be appropriate and it is possible to do so, making provisions for the potential related liabilities in its audited financial statements. For further information regarding certain of the provisions contained in the HHG Group's audited financial statements as at 30 June 2003, see Part 7 – "Provisions".

While the Board considers that the provisions are adequate, they are based on current assumptions and judgements about future outcomes. As a result, there is a risk that the provisions established may prove deficient. If the provisions prove deficient, this could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Provisions in respect of the Life Services businesses are allocated to the appropriate shareholders' fund or long term fund as determined by the board of directors of the relevant life company, depending on the source of the provision. Allocating a new or increased provision to a fund of a Life Services business which is thinly capitalised may have a material adverse effect on the relevant life company's ability to release capital or meet minimum regulatory capital requirements. For further information on capital releases and the consequences of breaching minimum regulatory capital requirements, see "Capital releases" and "Regulatory capital requirements" above.

Insurance risks

The long term insurance business of Life Services depends to a significant extent on the values of claims paid in the future, relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment revenue exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed by reference to assumptions with regard to the development of interest rates, mortality rates, persistency rates (being the extent to which policies remain in force and are not for any reason surrendered or transferred prior to maturity) and future levels of expenses.

In addition, it is necessary for the boards of directors of the relevant companies to make decisions, on the advice of the relevant appointed actuary, which ensure an appropriate build-up of assets and liabilities relative to one another. These decisions include the allocation of investments among equity, fixed income, property, other internal and external unlisted investments and other asset classes, the setting of policyholder bonus rates (some of which are guaranteed) and the setting of surrender terms. While the boards of directors of the life companies seek to ensure that such decisions are consistent with their regulatory obligations, there is a risk that policyholders may argue that their interests have been adversely affected by such decisions.

Actuarial assumptions

Although Life Services monitors its actual experience against the actuarial assumptions it has used and uses that outcome to refine its long term assumptions, because of the underlying risks it is not possible to determine precisely the amounts which it will ultimately be necessary to pay to meet such liabilities. Amounts may vary from estimates, particularly when those payments do not occur until well into the future. Life Services evaluates its liabilities at least annually, allowing for changes in the assumptions used to establish its liabilities, as well as for the actual claims experience. Changes in assumptions may lead to changes in the level of capital required to be maintained. To the extent that actual claims experience is less favourable than the underlying assumptions, or it is necessary to increase provisions in anticipation of a higher rate of future claims, the amount of additional capital required (and therefore the amount of capital which can be released from the Life Services businesses) and the ability of Life Services to manage the closed business in an efficient manner may all be materially adversely affected.

In a closed book, any divergence in persistency rates from those assumed may have a greater impact (whether positive or negative) than in an open book, where other factors may offset some of this risk. Additionally, different persistency rates across certain types or classes of policyholders may have a greater impact than across others.

Life Services has made a number of assumptions regarding mortality rates, which assumptions are based on slower improvements in mortality rates than those made by some UK life insurance companies. However, the Board believes that these assumptions are appropriate having taken into account Life Services' customer base and experience to date.

If the reserves established for future policy liabilities were to prove inadequate, the HHG Group would have to increase such reserves, which could have a material adverse impact on the HHG Group's business, results of operation and/or financial condition.

Actuarial management

Traditionally, provisions in respect of liabilities for with-profits business written in the UK have been invested in a mix of equities and property as well as fixed income securities. The value of such assets may reduce and there is a risk that there may be a mismatch between the liabilities and the value of the assets available to meet them. Life Services has substantially reduced exposure in the various with-profits funds to equities and property, but there is a remaining exposure. Bonus rates have been reduced to ensure greater alignment between liabilities and the available assets. For most classes of policies surrender values are closely aligned with underlying asset shares, which further limits the differences. However, there is not a perfect match between expected revenue streams from the available assets and expected claims payments under policies. If asset and liability values do not move consistently it may be necessary to meet some or all of the difference from shareholder resources, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Interest rate fluctuations

Under relevant UK insurance regulation, the rate at which future actuarial liabilities can be discounted is based on the level of long term interest rates. The liabilities in respect of certain products, notably annuities, vary as interest rates fluctuate and so life insurance companies often attempt to match the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. However, to the extent that such asset liability matching is not practicable or fully achieved there may be fluctuations in the difference between assets and liabilities as interest rates change. Interest rate fluctuations could therefore have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Product guarantees and benefits

In the 1970s and 1980s, when interest rates were higher than they have been in recent years, life insurance companies (including the Life Services businesses) sold pension contracts that contained certain guarantees or options, including guaranteed annuity options that allowed the policyholder to elect to take the lump sum payable upon the maturity of the pension and apply the funds to purchase an annuity at a minimum guaranteed rate. During the last decade, interest rates and inflation have fallen and life expectancy has increased more rapidly than originally anticipated. As a result, in many cases the guaranteed rate applicable to these contracts is more favourable than the current annuity rate in the market.

Each of the Life Services businesses has existing liabilities relating to guarantees and options contained in policies, which are increased by downward movements in interest rates, increasing life expectancy and the proportion of customers exercising their option. In order to address the interest rate risk, Pearl and National Provident Life have purchased derivatives that provide some protection against an increase in liabilities and the sensitivity of profit to movements in interest rates. A variety of derivatives have been purchased, primarily split between those which have a value determined by reference to UK interest rates and those which have an embedded sterling hedge. Although the latter derivatives are denominated in sterling, their value is determined by reference to euro zone interest rates. Conversely, the hedged liabilities are denominated in sterling and their value is determined by reference to the then current UK interest rate. There is therefore a risk that Life Services may not be fully hedged if euro zone European and UK interest rates do not move consistently with each other.

There has been significant market concern as to the implications of such guarantees and options on reserving and bonus declarations. The Life Services businesses seek to manage this issue in accordance with both the terms of the policies issued by them and the interests of customers, and have obtained external advice supporting the manner in which they operate the long term funds in this respect.

The most significant factors affecting the cost of these liabilities relative to the provisions made are the number of customers electing to exercise their option to take the more favourable annuity rate and the relative value of the hedge derivatives and the liabilities.

In addition, certain Pearl, National Provident Life and London Life contracts designed to back mortgages have been provided with an additional partial guarantee voluntarily offered to offset potential benefit shortfalls.

If the current provisions established in the audited financial statements of the HHG Group in respect of these guarantees, options and other related benefits prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Mis-selling risks

The life and pensions products written by Pearl and London Life were distributed through employed (or direct) sales forces. The remuneration of those sales forces, which sold the full range of the insurance companies' life and pension products and provided a face-to-face financial planning and advisory service, was largely based on commission. Because their products were sold directly, Pearl and London Life have higher potential exposure to mis-selling claims than National Provident Life and NPI Limited, most of whose products were distributed through IFAs. Towry Law employs a large number of advisers who provide face-to-face advisory services and as such is potentially exposed to mis-selling claims. Pearl, London Life and Towry Law have received, and may in the future receive, complaints from certain customers that they received misleading advice from advisers as to which products were most appropriate for their circumstances or that the nature of the products sold to them, or the circumstances in which the products were sold to them, were misrepresented. Such customers have sought, and may in the future seek, redress for such advice. Complaints may arise in respect of any aspect of the business where customers feel that they have not been treated

reasonably or fairly. Life Services reviews product literature, customer services processes and incoming customer complaints and, having assessed the issue, seeks to take appropriate action.

While the HHG Group has invested a considerable amount of time and money in reviewing and assessing its historic sales practices, and has in place risk management, legal and compliance procedures to monitor its current sales practices, there can be no assurance that all of the issues associated with current and historic sales practices have been or will be identified, nor that any issue already identified will not be more widespread than presently estimated. The negative publicity associated with any new sales-related issue and/or any compensation payable in respect of any such issue could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Personal pensions

In the mid-1990s, the Securities and Investment Board ("SIB") (a predecessor of the FSA) carried out an industry-wide review of the conduct of life insurance companies and IFAs in respect of advice given to customers to purchase personal pensions and to opt out or transfer out of occupational pension schemes offered by the customer's employer. In the view of the SIB, there were occasions when this advice left customers disadvantaged in terms of their pension arrangements by comparison with their remaining in or, as applicable, joining an occupational scheme. The SIB instructed the sellers of personal pensions, including the Life Services businesses and Towry Law, to identify and contact for review all affected customers and, in certain instances, compensate customers for any loss suffered as a result of this advice.

The HHG Group's review process has proceeded in accordance with the required timetable and is now broadly complete. The HHG Group's activities have been reviewed by the FSA and no outstanding issues of significance remain. The Board believes that the bulk of compensation has been paid and the boards of directors of the relevant life companies have allocated provisions for assessed residual liability that they believe may arise. If the current provisions established in the audited financial statements of the HHG Group in respect of these additional compensation amounts prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

FSAVCs

In 2000, the FSA initiated a similar but more restricted industry-wide review in respect of advice given to customers between 1988 and 1999 to purchase FSAVC policies rather than participating in the Additional Voluntary Contribution schemes run by their employers alongside their occupational pension schemes. The HHG Group's review process has proceeded in accordance with the required timetable and is now broadly complete. The HHG Group's activities have been reviewed by the FSA and no issues of significance now remain outstanding.

The Board believes the HHG Group has adequate provisioning for any liabilities that may arise in the context of this review of FSAVCs. Further, in respect of the insurance companies in the HHG Group, in those cases where the sale was made by an IFA (other than Towry Law), the Board believes that no legal liability resides with the HHG Group. However, if the current provisions established in the audited financial statements of the HHG Group in respect of any compensation payable to customers so affected prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Endowment savings products

Life Services has a portfolio of endowment savings contracts, the majority of which are conventional with-profits products. Some of these were explicitly sold to back mortgages, while others were sold purely for savings purposes. In accordance with FSA guidelines, Life Services has contacted all of its mortgage endowment policyholders to make them aware that changing economic conditions could impact the value of their policies at maturity. The Board is committed to keeping policyholders informed of the progress of their policies. The Board believes that the Life Services businesses have adequately provided for current estimates of potential exposures to endowment mis-selling issues. If the current provisions established in the audited financial statements of the HHG Group in respect of these estimates prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Misconduct claims

TLI has received claims for compensation from customers relating to their investments in certain funds managed by a third party, which were suspended from trading in September 2002. Since that time fund valuations have fallen substantially. In addition to customer claims, the Securities and Futures Commission in Hong Kong is conducting an investigation as to whether any registered persons (which could include Towry Law (Asia) Hong Kong Limited or certain officers of TLI) have been guilty of any misconduct in relation to the funds. The possible regulatory sanctions available to it are revocation of registration, suspension of registration, public reprimand or private reprimand. The Board believes that adequate provisions have been established in the audited financial statements of the HHG Group. Should these provisions prove inadequate, the HHG Group may be faced with an unexpected liability. This matter may also adversely impact the strength of the Towry Law International brand. Either of these outcomes could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Financial Services Compensation Scheme

The HHG Group is required to contribute to the Financial Services Compensation Scheme ("FSCS") (the successor to the Investors Compensation Scheme), a UK industry wide fund for the payment of compensation to investors who suffer loss from providers and/or distributors of long term insurance and investment products which become insolvent before any compensation is paid. The amount of contributions that the HHG Group is currently required to make to the FSCS is approximately £1 million per annum. There is a risk that the amount of contributions that providers and distributors are required to make to the FSCS may increase significantly, either because of regulatory changes or because as a result of insolvencies of providers and distributors the current level of the FSCS proves to be inadequate. If the HHG Group becomes liable to make a materially greater contribution to the FSCS than it presently does, this could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Operating risks

Life Services administers approximately five million outstanding policies. Life Services' life companies have had to make provisions in respect of, and have suffered losses arising from, operational errors due to having systems and controls in place in the past which proved to be inadequate. Historical errors have included the incorrect number of units being allocated to a policyholder and certain other issues such as having significant amounts of unallocated cash. However, Life Services has already improved, and is in the process of further improving, the integrity and robustness of its operating infrastructure and processes. The Board believes that significant advances have been made although it will continue to improve its infrastructure and processes further. However, there can be no assurance that all historical operational errors have been identified, nor that operational errors will not continue to arise. The identification of previously unidentified historical errors or new operational errors may impact on the HHG Group's ability to implement Life Services' strategy, may result in adverse publicity and may have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Other risks

Cost savings in the Service Company

The Service Company provides much of the administration, support and management functions for the Life Services businesses. While it is the objective of the Service Company to allow costs to be more closely matched to the run-off profile of the portfolios, there can be no assurance that the cost savings realised in the Service Company will be in line with anticipated reductions in the remuneration it receives. If the expected cost savings cannot be realised, this could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Intra-group reinsurance arrangements

NPI Limited has outwards reinsurance arrangements in place with Pearl. Although the Board believes that it is unlikely that these arrangements will be terminated, they are terminable on one month's notice, provided that the party giving notice is able to demonstrate that the reasonable expectations of its policyholders are materially adversely affected by the reinsurance. If these arrangements are terminated, NPI Limited may not be able to purchase equivalent reinsurance from a third party, or if it can find equivalent reinsurance the cost of any such arrangements may be significant. In addition, if NPI Limited is unable to purchase any replacement reinsurance, significant amounts of capital may need to be injected into it to ensure that it is sufficiently capitalised. Although there is no current intention that these reinsurance arrangements will be terminated,

there can be no assurance that circumstances may not result in them being terminated, nor that equivalent reinsurance would be available in the market. The termination of these reinsurance arrangements could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Adoption of the euro by the UK

The euro was adopted as the legal currency unit of the countries of the European Monetary Union as at 1 January 1999. The UK has not adopted the euro but may do so in the future. Life Services has not yet taken any practical steps to ensure that its systems are euro-compliant and it would have to incur substantial development costs in connection with the adoption of the euro in the UK. It may also incur additional costs caused by human errors, systems errors and other unforeseen problems associated with the introduction of the euro in the UK. Such development and additional costs could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

US general insurance liability

Pearl operated two reinsurance companies in the US, which it sold to General Re in 1985. As a condition of the sale, Pearl retained financial responsibility for the business previously written by it. There are some residual long-tail exposures relating to potential asbestosis, pollution and health hazard claims from the period before the companies were closed to new business. This liability was protected by the purchase in 1997 of a ground-up reinsurance policy for US$500 million with Berkshire Hathaway and Swiss Re, which at the same time also assumed the claims management responsibility. As at 30 June 2003, payments since inception amounted to approximately 6.2% of the policy limits. At the last valuation in 2001, the actuarial review of the outstanding asbestosis, pollution and health hazard reserves stated that the ultimate losses were unlikely to exceed the coverage purchased. However, if aggregate successful claims against the policies should exceed the reinsurance policy limit, or if the reinsurers should for any reason fail to pay a claim made by the HHG Group, the HHG Group will be liable to make the required payments to the policyholders and, depending on its amount, such a liability could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

RISKS ASSOCIATED WITH HENDERSON

Business risks

Performance history

When buying investment products or selecting an investment manager, clients consider, among other things, the historic investment performance of the product or manager. If Henderson does not provide satisfactory or appropriate investment returns going forward, existing clients may decide to reduce or liquidate their investment or, alternatively, where relevant, transfer mandates to other investment managers. If Henderson produces a prolonged period of underperformance, there may be a material adverse effect on the HHG Group due to existing clients reducing or liquidating mandates or moving mandates to other managers and an inability to sell new products to existing or new clients. As a result, prolonged underperformance by Henderson could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

The Life Services investment management agreements

The assets managed under the Life Services investment management agreements represented in aggregate approximately 43% of Henderson's total assets under management as at 30 June 2003, of which approximately 39% were in Life Services' life funds and approximately 4% were in Life Services' OEICs and unit trusts. Revenue from the management of these assets will decline over time as the assets under management for those businesses decrease. There can be no assurance that any increases in revenue from new external business will offset the declining revenue arising from management of these assets. A significant net outflow of assets under management could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

The investment management agreements with the Life Services businesses are all terminable upon notice, the length of which varies from agreement to agreement. For further information on the various investment management agreements, see "Henderson – The Life Services investment management agreements" in Part 4.

There can be no assurance that Henderson will continue to manage these internal assets. Subject to the terms of the relevant investment management agreements, a decision by one or more of the Life Services businesses to transfer the assets under management to an alternative investment manager or to make a significant change

to the asset mix, or a decrease in the persistency rate of policies written into the Life Services businesses, could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Competitive environment

Henderson competes with global, national and local specialist investment management companies, as well as banks and financial services companies. Henderson's competitors vary depending on the jurisdiction in which it is operating, and Henderson faces competition outside of the UK from competitors which are strong in local markets. The increasingly competitive market environment has placed pressure on revenue margins and may also result in consolidation pressure. A failure by Henderson to compete effectively in this environment may result in the loss of existing clients and their business, as well as missing opportunities to capture new business, each of which could have a material adverse effect on Henderson's business, results of operations and/or financial condition.

OTHER RISKS ASSOCIATED WITH THE HHG GROUP

Controls

Henderson continues to develop its systems in response to expected growth and increased sophistication in the investment management market. These systems will enhance the existing control environment by introducing more automated controls. Life Services is currently undergoing a major programme of improvements to ensure a more efficient and effective internal control environment. These include a more comprehensive risk management process, enhanced actuarial systems and improvements to the general ledger accounting system. These changes are in response to Life Services' strategy, the new regulatory requirements and the need for more timely and detailed monitoring of its financial position.

While the Board believes that it has appropriate financial and management controls in place, some of the systems and processes are in the process of further development and therefore remain untested. Any disruption in the development of these systems or processes, or issues that emerge in relation to their implementation, may incur additional cost and may negatively impact HHG's ability to execute its strategy and to analyse in a timely and efficient manner its financial and other business information, and may ultimately have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

The HHG Group is vulnerable to adverse market perception as it operates in an industry where integrity and customer trust and confidence are paramount. Any mismanagement, fraud or failure to satisfy fiduciary responsibilities, or the negative publicity resulting from such activities or the accusation by a third party of such activities, could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

General economic conditions and fluctuations in the investment markets

The results and operations of the HHG Group are subject to changes in general economic conditions both globally and in the particular countries in which the HHG Group conducts its business. They are also subject to fluctuations in the global investment markets, primarily the fixed income and equity markets. Uncertain economic prospects, declines in investment markets, failures of investment markets to sustain levels of growth or short term volatility in investment markets for whatever reason could result in investors withdrawing from the markets or decreasing their rate of investment.

Equity securities are typically subject to significantly higher price volatilities, and correspondingly higher expected returns over long time periods, than fixed income securities. The prices of equity securities are likely to decline when expectations of corporate earnings fall or investor demand falls for other reasons. Price appreciation is the predominant component of expected return for equity investments, having a greater anticipated contribution to total investment return for this asset class than dividend income. Investment returns from equities are highly dependent upon market factors outside of HHG's control and the realised returns for equities can be negative.

Fluctuations in interest rates can affect income derived from fixed income investments, as well as the market values of, and corresponding levels of capital gains or losses on, fixed income securities. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are redeemed, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realised gains are reduced or losses incurred upon their sale are reduced.

Investment returns are also susceptible to changes in general economic conditions, including changes that have an impact on the general creditworthiness of the issuers of debt securities. A default by an issuer of fixed income securities may result in a significant fall in the value of the fixed income securities. The value of fixed income securities may also be affected by changes in the issuer's credit rating, since the value of the security may decline where the credit rating of the issuer falls.

Henderson's revenue is, to a large extent, based on the value of assets under management, and so a decline in the value of these assets for whatever reason could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition. For further information, see "Risks associated with Henderson – Business risks – Investment performance" in this Part 5.

Regulatory capital requirements require the Life Services businesses to keep a margin of assets over liabilities. Traditionally, assets held by life insurance companies have been invested in a mix of equities, property and fixed income securities. Declines in the investment markets or in economic conditions generally may reduce the value of these assets, which may create or exacerbate a mismatch between the liabilities and the assets available to meet them. This could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition. For further information, see "Risks associated with Life Services and Towry Law – Insurance risks" in this Part 5.

Loss of personnel

The HHG Group's continued success depends on its ability to attract, motivate and retain highly skilled managers, investment managers and financial sales, marketing, IT and customer support personnel. In particular, if Henderson loses any of its key investment managers, there is a risk that it may also lose certain investment management mandates. The loss of key personnel from the Life Services businesses may also have a material adverse effect on its ability to manage the closed books of the Life Services businesses because it may result in the loss of their technical and management skills, as well as their knowledge of Life Services' legacy issues. As a result, the inability to attract and/or retain the necessary highly skilled personnel could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Negative publicity

Following recent downturns in the equities markets and the resulting heightened consumer and media interest in the financial services industry, any negative publicity (whether well founded or not) associated with the business or operations of the HHG Group or the occurrence of any of the risks set out in this Part 5 could result in a decrease in persistency rates for Life Services or a loss of clients and/or mandates for Henderson, either of which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

HHG Group investments

The values at which the HHG Group's investments, including its subsidiaries and loans to and between its subsidiaries, are currently carried in the audited financial statements of the HHG Group may be impaired by changes in investment markets or economic conditions or the underlying performance of those investments. The subsequent write-down of the value of any of these investments could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Pension contributions

The fall in investment markets over the last two years has eroded the AMP Pension Scheme surplus and HHG has budgeted for a return to contributions. Although the proportion of the assets of the pension scheme invested in equities has been reduced, declines in the equity markets may result in HHG Group employers having to make higher contribution payments into the pension scheme than planned. This could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

In addition, it is intended that following the Demerger, HHG will be the guarantor of certain benefits which may be due to members of the former London Life Pension Scheme whose benefits were transferred to the AMP Pension Scheme in 1999. HHG may be liable to pay certain amounts under this guarantee if the AMP Pension Scheme is wound up. For further information, see "Pension Schemes – London Life Pension Scheme Guarantee" in Part 15. At present it is not possible to accurately quantify the likely size of any such amounts. However, if the AMP Pension Scheme is wound up and the obligations of HHG under the guarantee take effect, there is a risk that the amounts due at that date may be significant. This could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Reliance on services from third parties

The HHG Group relies, through its outsourcing arrangements, on a number of third party providers of administration and IT services and other back office functions. Any interruption in the HHG Group's ability to rely on the services of these third parties or deterioration in their performance could impair the timing and quality of the HHG Group's services and could damage the HHG Group's brands. Furthermore, if the contractual arrangements put in place with any of these third party providers are terminated, the HHG Group may not find an alternative outsource provider on a timely basis or on equivalent terms. The occurrence of any of these events could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Impact of the Demerger

The HHG Group has in the past relied on AMP for various services, including its corporate office function and certain administrative services and information technology systems and resources. After the Demerger, the HHG Group will, subject to certain transitional services arrangements with AMP which will continue during a transition period of no longer than 12 months, operate as an independent group. The newly established corporate office function of the HHG Group will have to support each of the businesses in the HHG Group as well as manage a very significant shareholder base, many of whom may be resident outside the UK.

Members of the HHG Group are party to a number of contracts which contain provisions relating to a change of control or which, as a result of the Demerger, will require renegotiation. There is a risk that, as a result of the Demerger, counterparties to such contracts may seek to invoke such change-of-control provisions, or use the Demerger to attempt to renegotiate terms, to the detriment of the HHG Group.

In addition, the HHG Group has dedicated significant resources to ensure that the Demerger is successfully implemented and there can be no assurance that this dedication of resources to the Demerger will not have a material adverse effect on the business, results of operations and/or the financial condition of the HHG Group.

Brand contagion

Some of the issues which have arisen recently in the UK life insurance industry have attracted significant media comment and publicity for the individual life insurance companies concerned. The different businesses in the HHG Group are managed separately and have separate boards of directors, and, accordingly, issues which arise in one business may not be indicative of issues in any other business. However, because of the common ownership of the different businesses in the HHG Group, there is a risk that adverse developments in one business, or significant negative publicity for the brand associated with that business, could cause significant damage to the HHG Group's other brands. Any such damage could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Contingent liability for disposed businesses

In recent years, the HHG Group has disposed of a number of businesses to third parties. Typically, the sale agreement provides for warranties and indemnification for specified periods in relation to certain matters concerning the businesses which have been sold. While HHG Group has no knowledge that it has any actual liability under these warranty and indemnification arrangements, such a liability may arise and any such liability may be material, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Counterparty credit risk

The HHG Group, and Life Services in particular, has entered into a number of derivative transactions with financial institutions to provide a hedge against certain liabilities. The default by one or more of these counterparties in respect of its obligations to the HHG Group under these arrangements could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition. For further information, see "Insurance risks – Product guarantees and benefits" in this Part 5 and "Regulatory Capital – Life Services" in Part 7.

LEGAL AND REGULATORY RISKS ASSOCIATED WITH THE HHG GROUP

Regulatory compliance

A number of insurance company subsidiaries of the HHG Group are authorised in the UK, including Pearl, National Provident Life, NPI Limited and London Life, as is Virgin Money Life Limited, the life insurance subsidiary of Virgin Money. These companies are subject to regulation by the FSA. Towry Law, as an IFA, and the Henderson investment management business are also subject to FSA regulation. For further information regarding the regulation of financial services in the UK by the FSA, see Part 11.

Although the FSA is the HHG Group's primary regulator, it is also subject to regulation in the various other jurisdictions in which it operates. Henderson distributes and offers products in a number of jurisdictions in Continental Europe, the United States and Asia, while Towry Law carries on business in a number of Asian and Middle Eastern jurisdictions including Bahrain and Hong Kong.

The FSA has broad regulatory powers dealing with all aspects of financial services including, among other things, the authority to grant and, in specific circumstances, to vary or cancel permissions and to regulate marketing and sales practices, advertising and the maintenance of adequate financial resources. One of the FSA's principal regulatory objectives is the protection of policyholders and investors rather than shareholders or general creditors.

The FSA and other regulatory authorities may from time to time make enquiries of companies within their jurisdiction regarding compliance with regulations governing the conduct of business or the operation of a regulated business. These can include investigations of, among other things, the degree and sufficiency of supervision of the business and the handling and treatment of clients. In the context of the current regulatory environment and the issues facing the Life Services businesses, it is likely that for the near term the Life Services businesses will be subject to close supervision by the FSA, which may require additional resources to be allocated to liaise with the FSA and to deal with any additional enquiries. While the HHG Group believes each of its regulated businesses dedicates sufficient resources to its compliance programme, endeavours to respond to regulatory enquiries in an appropriate way and takes corrective action when warranted, the HHG Group does face the risk that the FSA or another governmental or regulatory body could find it has failed to comply with applicable regulations or has not undertaken corrective action as required. In this case, regulatory proceedings could result. The result may be a public reprimand and/or monetary fines or other regulatory sanctions.

Regulatory proceedings could result in adverse publicity for, or negative perceptions regarding, the HHG Group, as well as divert management's attention from the day-to-day management of the business. A significant regulatory action against a member of the HHG Group could have a material adverse effect on its business, results of operations and/or financial condition.

Financial Ombudsman

The Financial Ombudsman Service in the UK ("FOS") allows investors to escalate complaints to it once all avenues to resolve them directly with a company have been exhausted. The FOS will review these cases as they arise and will make a ruling (which, if accepted by the investor, is binding) where they will uphold or reject an investor's claim based on the FOS's view of the merits of the case. Significant rulings by the FOS, either as to quantum or, in particular, as to a specific point of principle, against the HHG Group could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Recently, a number of cases have been submitted to the FOS concerning a particular issue regarding the sale of certain products by the HHG Group. While a number of similar cases have previously been decided in the HHG Group's favour, in a minority of cases the decisions have been made against the HHG Group. The HHG Group will continue to explore various options open to contest such decisions, if appropriate. Ultimately, in the event that this issue is not resolved to the HHG Group's satisfaction with the FOS, the situation would need to be discussed with the FSA and it may potentially give rise to a requirement for the HHG Group to pay appropriate compensation to customers.

Litigation

The HHG Group faces the risk of litigation in connection with all parts of its business. In general, liability for litigation is difficult to assess or quantify. Recovery may be sought for very large and/or indeterminate amounts and the existence and magnitude of liability may remain unknown for substantial periods of time. For further information regarding current material litigation against the HHG Group, see Part 15 –

"Litigation". Any material litigation against the HHG Group could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Legislation

The legislation affecting members of the HHG Group governs matters with respect to a wide number of areas, including the statutory valuation of assets and liabilities for insurance companies, the restriction of certain transactions between affiliates and admissibility rules governing the quantities and types of assets that can be included in statutory valuations of life insurance companies for regulatory capital purposes. The HHG Group is not always able to predict the impact of future legislation or changes in the interpretation or operation of existing legislation on its business, results of operations and/or financial condition. Further changes to financial services legislation may be enacted, for instance, as a result of action taken by the FSA or as a result of European Directives or other legislation of the European Union. Such changes could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Taxation law

There is specific UK legislation that governs the taxation of life insurance companies and policyholders, changes to which might adversely affect life insurance companies or policyholders. While such risks may impact on the insurance sector as a whole, the impact on the HHG Group would depend upon its mix of outstanding long term business and other relevant circumstances at the time of such change. Changes in taxation can also affect investment behaviour, making investment generally, and specific kinds of investment products in particular, either more or less appealing.

The HHG Group cannot predict the impact of future changes in tax legislation on its business, results of operations and/or financial condition, nor can it predict the impact of future changes in tax law on the taxation of life insurance and pension policies in the hands of policyholders or on the attractiveness of its investment offerings. Amendments to existing legislation (particularly if there is a withdrawal of any tax relief or an increase in tax rates) or the introduction of new rules may impact upon the decisions of either existing or potential customers. Changes from time to time in the interpretation of existing tax laws, amendments to existing tax rates, or the introduction of new tax legislation could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Business continuity

The HHG Group's business operations are vulnerable to interruption from fire, flood, chemical spillage, bomb threats, explosions or other forms of terrorist activity and other natural and man-made disasters. The same is true of third party providers on which the HHG Group depends and which depend on the HHG Group. The HHG Group's core businesses have in place disaster recovery plans covering current business requirements, which have been tested and are considered adequate. Henderson has in place a business continuity plan which has been tested and is considered adequate. Suppliers to which administration and IT services and other back office functions have been outsourced have disaster recovery plans and business continuity plans, which will be reviewed annually. The HHG Group is currently developing a business continuity plan for Towry Law, which it expects to be fully implemented by 31 December 2003. It is also currently upgrading Life Services' existing business continuity plan and expects the upgraded plan to be in place by 31 December 2003 and tested by 31 March 2004. However, delays in implementing a Towry Law business continuity plan or in completing the upgrade of Life Services' business continuity plan may, to the extent that business is interrupted, have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Failure of information systems

The HHG Group's ability to maintain financial controls and provide high-quality customer service to customers depends, in part, on the efficient and uninterrupted operation of its management information systems, including its computer systems. The HHG Group's information systems are vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures and similar events. These systems may also be subject to sabotage, vandalism and similar misconduct. The same is true of third party service and software providers on which the HHG Group depends. There can be no assurance that systems will function as designed. Any damage to, or failure of its management information systems, could result in interruptions to the HHG Group's financial controls and customer service. Such interruption could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Customer data security

In the provision of customer service, the HHG Group needs to provide secure transmission of confidential information over public networks. The HHG Group is exposed to the risk of its security measures proving inadequate. Any inadequacies may result in a compromise or breach of the technology used by it to protect customer data. Any such compromise of its security could harm its reputation and, therefore, its business. In addition, a party that can circumvent the HHG Group's security measures could misappropriate proprietary information or cause interruptions in its operations. The HHG Group may need to expend significant resources to maintain protection against security breaches or to address problems caused by breaches. The reputational effect of security compromises could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

RISKS RELATING TO THE LISTING ON THE LSE AND ASX AND THE GLOBAL OFFER

No prior public trading

Prior to the Demerger Date, there will have been no public trading market for the Shares or the CDIs. There can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The trading price of the Shares or the CDIs may be subject to wide fluctuations in response to many factors, including those referred to in this Part 5, as well as stock market fluctuations and general economic conditions or changes in political sentiment that may adversely affect the market price of the Shares or the CDIs, regardless of the HHG Group's actual performance or conditions in its key markets.

Shares available for future sale

After the Demerger Date but prior to the Global Offer, AMP will hold approximately 15% of the issued share capital of HHG. Certain restrictions will apply to AMP's ability to sell this shareholding. For further information, see "Lock-up and standstill arrangements" in Part 2.

Some shareholders of AMP that receive Shares or CDIs as a result of the Demerger may rebalance their investment portfolios by adjusting the level of their shareholdings in HHG after the Demerger. There can be no assurance that following the Demerger, AMP (subject to the arrangements referred to above) or any other shareholder of HHG that received Shares or CDIs as a result of the Demerger, will not reduce its holding of Shares.

The terms of the Subscription Agreement provide that (i) HHG will, if UBS AG is required to subscribe for the Tranche A CLNs, use its best endeavours to undertake an equity raising of at least £100 million (net of expenses) prior to 30 June 2004 and (ii) the CLNs (if issued) may be converted into a significant number of Shares in certain circumstances and at a price that will be at a discount to the then prevailing market price. After conversion, the holders of CLNs may seek to reduce their holdings of Shares.

HHG cannot predict what effect, if any, the issue of New Shares in the Global Offer, sales of Shares arising from conversion of CLNs (if issued), any further capital raising or the availability of Shares or CDIs for future sale, will have on the market price of Shares, CDIs or CLNs. It is possible that the issue and/or sale of Shares or CLNs, or the perception that such issue or sales could occur, could materially and adversely affect the market price of Shares and CLNs.

Based on the interests in AMP as at 30 September 2003, and the anticipated share capital of HHG, and assuming the Demerger becomes Effective and the HHG Capital Reduction becomes effective but prior to the Global Offer, approximately 40% of Shares are expected to be held by individual shareholders. The extent of the individual holding may impact the volumes traded and the liquidity of the market in the Shares. If a share sale facility was made available in 2004 to HHG individual shareholders and a material number of shares were sold through the facility, then the volume of HHG trading may be impacted.

HHG's ability to pay dividends

HHG's ability to pay dividends to the holders of Shares is a function of HHG's profitability and cash resources and the extent to which, as a matter of law, HHG has available sufficient distributable profits out of which any proposed dividend may be paid. The ability of HHG Group companies to declare dividends, both internally and externally, may be restricted by UK regulation, to protect the security of the policyholders. In particular, the FSA's rules prohibit a long term insurer from declaring a dividend if the value of its long term insurance assets is less than the amount of its long term insurance liabilities. The board of Pearl has undertaken to the FSA not to pay a dividend from Pearl without the consent of the FSA – for further information on this

undertaking, see "Outlook" – "Capital releases" in Part 7. For further information on the HHG Group's dividend policy, see "Dividends" in Part 7.

Inability to exercise pre-emptive rights

In the case of an increase in the issued share capital of HHG, Shareholders are entitled to pre-emptive rights by English statute unless waived by a resolution of the Shareholders at a general meeting. In any future issue of shares carried out on a pre-emptive basis, securities laws of other jurisdictions may restrict the ability of HHG to allow participation by Shareholders in such jurisdictions.

In particular, to the extent that US holders hold more than 10% of the Shares, US holders of the Shares may not be able to exercise pre-emptive rights for their Shares unless a registration statement under the Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder, is available. HHG intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to it of thereby enabling the exercise by US holders of Shares of the pre-emptive rights for their Shares and any other factors HHG considers appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed to enable the exercise of such holders' pre-emptive rights and a distribution of the proceeds thereof.

Potential dilution of Shareholders

The Global Offer will not be made on a pre-emptive basis and will result in the dilution of the ownership of existing Shareholders.

HHG has entered into the Subscription Agreement with UBS, AMP and AMP Group Holdings Limited under which UBS AG has agreed, subject to the terms and conditions of that agreement and to the Global Offer not proceeding, to subscribe for up to £100 million of CLNs. For further information in relation to the CLNs, see "Description of the Convertible Loan Notes" in Part 13. Under the arrangements, any CLNs not redeemed from any capital raising within certain timeframes may be converted into Shares and are likely to be converted to Shares immediately prior to the anniversary of their issue if they have not been redeemed before that time (in the latter case, at a 30% discount to average market price). Conversion of the CLNs would result in the dilution of the ownership interests of existing Shareholders. For further information in relation to the conversion of the CLNs, in particular, the application of Rule 9 of the City Code on Takeovers and Mergers, see "Description of the Convertible Loan Notes" in Part 13.

RISKS RELATING TO THE CONVERTIBLE LOAN NOTES

Noteholders have no shareholder rights before conversion

A purchaser of the CLNs will not be a shareholder in HHG. No Noteholder will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to any Shares until such time, if any, as he converts his CLNs and becomes registered as a Shareholder.

The CLNs may not have an active trading market

Although it is expected that the CLNs, if issued, will be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange on or after the date of Admission, there may be little or no secondary market for the CLNs. Even if a secondary market for the CLNs develops, it may not provide significant liquidity and it is expected that transaction costs in any secondary market may be high. As a result, the difference between bid and ask prices for the CLNs in any secondary market could be substantial. The CLNs have not been registered under the US Securities Act or any state securities laws and, unless so registered, may not be offered or sold except in a transaction exempt from, or not subject to, the registration requirements of the US Securities Act and applicable state securities laws.

Volatility of the market for the CLNs and the Shares

The market price of the Shares may be subject to volatility and fluctuations in the market price of the Shares may affect the market price of the CLNs. The market price of the CLNs and the Shares could be subject to wide fluctuations in response to numerous factors, many of which are beyond the control of HHG. These factors include, among other things, actual or anticipated variations in operating results, earnings releases by the HHG Group and its competitors, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities markets, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

No tax gross-up

HHG is not obliged to make any additional payments to Noteholders in the event that any amount is required to be withheld or deducted for or on account of any present or future taxes or duties of whatever nature from any payment made in respect of the CLNs. Neither HHG nor the Noteholders has any right to require redemption of the CLNs in the event of such a withholding or deduction.

Part 6 – Management, corporate governance and employees

MANAGEMENT

The Board

Board members

On the Demerger Date, the Board will consist of the non-executive Chairman, three Executive Directors (being the Managing Director and Chief Executive Officer, the Chief Financial Officer and the Managing Director Life Services) and five other Non-Executive Directors:

Name of Director	Position
Sir Malcolm Bates	Chairman and Non-Executive Director
Roger Yates	Managing Director and Chief Executive Officer
Nicholas Toby Hiscock	Chief Financial Officer
Ian Laughlin	Managing Director Life Services
Peter Costain	Non-Executive Director
Roger Patrick Handley	Non-Executive Director (AMP nominee)
Anthony Hotson	Non-Executive Director
Andrew Mohl	Non-Executive Director
Sir William Wells	Non-Executive Director

The Board will be responsible for all strategic decisions regarding HHG's business, including approval of commercial strategy, annual budgets, interim and full year financial statements and reports, and dividend and accounting policies. It will also be responsible for approving all significant capital projects, investments and disposals.

Biographical information

Details of the Directors are as follows:

Chairman

- **Sir Malcolm Bates**, Hon.DLitt, MSc, FCIS, FRAeS, CCMI, age 69 – Chairman and Non-Executive Director

  Chairman of HHG and Non-Executive Director since March 1996. Chairman of Pearl, National Provident Life and NPI Limited. Director of AMP from March 1998 to August 2003.

  Experience: Former Deputy Managing Director of GEC plc from 1985 to 1997 after being Senior Commercial Director from 1976 to 1985. Prior to that, five years in merchant banking as director and managing director. In recent years, non-executive director of various companies including Chairman of London Transport from 1999 to 2003 and non-executive member of various Government panels and task forces.

Executive Directors

- **Roger Yates**, BA (Hons) (Oxon), age 46 – Managing Director and Chief Executive Officer

  Executive Director since June 2003 and Managing Director of Henderson Global Investors since 1999. AMP Director from December 2002 until the Demerger.

  Experience: Joined AMP in October 1999 to lead the integration of Henderson Investors and AMP Asset Management Australia to form Henderson Global Investors. 22 years' experience in the fund management industry as an investment professional and business manager. Previously he was Chief Investment Officer of Invesco Global and held senior roles for fund management companies LGT and Morgan Grenfell.

- **Nicholas Toby Hiscock**, BA (Hons) (Oxon), MA (Oxon), FCA, age 43 – Chief Financial Officer

  Executive Director since August 2003.

  Experience: Chief Financial Officer of HHG since May 2003. Previously Global Director of Finance and Strategy for Henderson Global Investors from January 2003 and Director of Finance for Henderson

Investors from July 1998, having held senior internal audit and finance roles since joining Henderson Investors in 1992. A qualified chartered accountant with 22 years' experience in the accounting profession. Prior to joining Henderson Investors, was Senior Audit Manager at Midland Bank, London for three years. From 1981 to 1988 worked for Binder Hamlyn, Chartered Accountants in London.

- **Ian Laughlin**, BSc, FIA, FIAA, age 52 – Managing Director Life Services

  Executive Director since January 2003.

  Experience: Ian Laughlin was appointed Managing Director UK Life Services in October 2002. In the five months prior to his current appointment, he was Director, Managing Director's Office of the former UK Financial Services business, and prior to that held a similar role in Australian Financial Services for over two years. He has almost 30 years' financial services experience. He joined AMP in 1996 as Chief Manager Life and Risk Insurance Services, and later became General Manager, Customer Solutions. Prior to joining AMP, he was General Manager Retail Customer Services, Suncorp and before that held various senior management roles in Suncorp and National Mutual. He is a qualified actuary.

Non-Executive Directors

- **Peter Costain**, FCA, age 65

  A Non-Executive Director since April 1994 and Chairman of the Audit Committee since October 2000. Director of Pearl, National Provident Life and NPI Limited.

  Experience: Former Group Chief Executive and Deputy Chairman of international construction group, Costain Group plc and prior to that, Managing Director of Costain Australia Limited. Previously seven years in the accountancy profession.

- **Roger Patrick (Pat) Handley**, BA, MBA, age 58

  Appointed as an AMP Director in April 2003. A Non-Executive Director since June 2003.

  Experience: Over 30 years' international financial services experience. Former Executive Director and Chief Financial Officer of Westpac Banking Corporation from 1993 to 2001. Previously he was Chairman and Chief Executive Officer of County Savings Bank (USA), Chief Financial Officer of Bank One Corporation (USA) and a director of Suncorp Metway Limited.

  Following the Demerger, Mr Handley will be the Non-Executive Director nominated by AMP.

- **Anthony Hotson**, M.Phil (Oxon), MA (Oxon), MA (London), age 49

  A Non-Executive Director and director of Pearl, National Provident Life and NPI Limited since November 2002. Chairman of London Life since February 2003. Chairman of Towry Law since October 2003.

  Experience: Formerly at the Bank of England, McKinsey & Company and Warburg where he was director of S.G.Warburg & Co. Ltd from 1992 to 1995 and subsequently Managing Director and head of Financial Institutions Group, Warburg Dillon Read, investment banking division of UBS AG.

- **Andrew Mohl**, BEc (Hons), age 48

  Managing Director and Chief Executive Officer of AMP, and a Non-Executive Director, since October 2002.

  Experience: 20-plus years' financial services experience, including more than six years at AMP. Was Managing Director of AMP Australian Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice-based distribution and the development of AMP's multi-channel distribution platform.

  Former ANZ Senior and Chief Economist (1986-1990) and Managing Director ANZ Funds Management (1993-1996). Past Deputy Head of Research at the Reserve Bank of Australia.

- Sir William Wells, BA, FRICS, age 63

  A Non-Executive Director since April 1994. Director of Pearl, National Provident Life and NPI Limited.

  Experience: Currently President of Chesterton International plc, international property group, having joined Chesterton Property Consultants in 1959 and becoming a partner in 1965. He received a Knighthood in 1997 for his services in a non-executive capacity to the National Health Service, and in April 2001 was appointed as Chairman of the NHS Appointments Commission, which is responsible for all non-executive National Health Service appointments in England.

CORPORATE GOVERNANCE

Board procedure

The Board meets at least six times per year and may meet at other times at the request of any Director. Resolutions will be adopted by majority vote of those present and if the votes are equal, and if there are at least three directors present who are entitled to vote, the chairman of the meeting has a second, or deciding, vote. Each Director has one vote.

HHG's Articles contain procedures to deal with any conflict of interest which may arise in proceedings of the Board. Each Director is required to disclose to the Board any interest which the Director has in any proceedings of the Board, and, except as otherwise provided by the Articles, the Director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning a matter in which he has an interest.

Board committees

The Board has established an audit committee, a remuneration committee and a nomination committee.

The Audit Committee is chaired by Peter Costain, and its other members are Anthony Hotson and Sir William Wells. It meets at least four times a year. The Audit Committee is responsible for making recommendations to the Board on the appointment of the auditors and the audit fee and for reviewing the performance, independence and objectivity of the auditors. It receives and reviews reports from the management and HHG's auditors relating to HHG's annual report and accounts and interim reports. The Audit Committee focuses particularly on compliance with legal requirements, accounting standards and the form of HHG's statutory accounts, HHG's accounting policies and ensuring that HHG maintains an effective system of internal financial and non-financial control. It will also focus on compliance with applicable listing rules. The Audit Committee also receives formal reports from HHG's internal auditor who attends meetings as required. The ultimate responsibility for reviewing and approving the annual report and accounts and the interim reports remains with the Board.

The Remuneration Committee is chaired by Sir William Wells, and its other members are Peter Costain and Anthony Hotson. The Remuneration Committee, which meets at least four times a year, has responsibility for making recommendations to the Board on HHG's policy on the remuneration and performance of Executive Directors and for determining, within agreed terms of reference, specific remuneration packages for each of the Executive Directors, including pension rights, any compensation payments and the implementation of executive incentive schemes. The Remuneration Committee operates on the principle that members of the executive management should be provided with appropriate incentives to encourage superior performance and should, in a fair and responsible manner, be rewarded for their individual contributions to the success of the HHG Group.

The Nomination Committee is chaired by Sir Malcolm Bates, and its other members are Peter Costain and Sir William Wells. The Nomination Committee, which will meet at least twice a year, has responsibility for considering the size, composition and balance of the Board, retirement and appointment of additional and replacement Directors and making appropriate recommendations to the Board.

Corporate governance and Directors' dealings

The Directors support the high standards of corporate governance contained in the Code on Governance and Code of Best Practice issued by the Financial Reporting Council (known as the "Combined Code") and the Principles of Good Corporate Governance and Best Practice Recommendations issued by the ASX Corporate Governance Council ("ASX Principles").

The Combined Code provides that the board of directors of a UK public company should include a balance of executive and non-executive directors (in particular independent non-executive directors), with at least half of the board (excluding the Chairman) comprising non-executive directors determined by the board to be independent in character and judgement and free from any relationships or circumstances which are likely to affect or could appear to affect, the director's judgement. The ASX Principles also provide that a majority of the board should be independent directors.

Sir William Wells and Peter Costain have both served on the Board since April 1994. Between them they have brought a wealth of experience to HHG and they have agreed to remain on the Board in order to see HHG through the Demerger process and the early stages of HHG's life as a separately listed company. The Board is mindful of the requirements of the Combined Code and the ASX Principles and has carefully considered the need for progressive refreshing of the Board. It has, however, come to the conclusion that HHG's interests will be best served if Sir William Wells and Peter Costain remain in office during this crucial period and that, given their other interests, they should be considered independent notwithstanding their length of service.

The Combined Code provides that the remuneration committees of UK public companies should consist exclusively of at least three independent non-executive directors who are independent in character and judgement and free from any relationships or circumstances which are likely to affect, or could appear to affect, the director's judgement. The ASX Principles provide that the remuneration committee should consist of a minimum of three members, the majority being independent directors, with the committee to be chaired by an independent director.

Following the Demerger, the Directors intend to comply in all material respects with the ASX Principles and the Combined Code, except as set out above and in its Annual Report for the financial year ended on 31 December 2003.

HHG will, assuming admission of Shares to the Official List, comply with a code on securities dealings in relation to Shares which is based on, and is no less exacting than, the Model Code published in the UK Listing Rules. This code will apply to Directors and relevant senior employees of the HHG Group.

Subsidiary governance

Each of the subsidiaries in the HHG Group has its own separate board of directors. For those subsidiaries which are regulated entities, the directors, who in the case of UK regulated entities include persons approved by the FSA, have an obligation to comply with regulatory duties in addition to their general duties under company law.

In addition, management of the National Provident Life and London Life business is subject to rules set down by the court orders made in respect of transfer schemes which were effected to transfer the relevant books of long term insurance business into those companies in which those businesses now sit. In the case of National Provident Life, these provisions included the establishment of a supervisory board, distinct from the board of directors of the company itself, which is responsible for the management (including investment and bonus policy) of the National Provident Life fund, and which has regard solely to the interests and reasonable expectations of National Provident Life policyholders.

EMPLOYEES

As at 30 June 2003, the number of full time equivalent employees in the HHG Group (excluding employees of Virgin Money) was 4,558 (including contractors) and the number of actual employees was 4,684. As at 31 December 2000, 2001 and 2002, respectively, the approximate number of full time equivalent employees in the HHG Group (excluding employees of Virgin Money), was 8,870, 9,250 and 6,590 (including contractors).

The new structure for the HHG Group's corporate office will be progressively implemented with appointments being completed by December 2003.

In the UK, as a direct result of the Demerger and acceleration of business transformation plans, approximately 900 further positions will become redundant within the Life Services businesses. These changes are scheduled for completion by June 2004, by which time it is estimated that the HHG Group will have approximately 3,270 full time equivalent employees and 3,370 actual employees. These figures are estimates only, as in implementing the new structures, consistent with HHG's employee consultation process and flexible work policy, the HHG Group may choose to employ people on a part time or flexible basis to fill full time positions. As a result, actual headcount is difficult to predict accurately at this time.

Employees will be offered redeployment opportunities where available. A structured selection process will be followed in filling available roles in HHG to ensure equity, fairness and that talent is retained. Where redeployment is not available, employees will be supported with appropriate severance packages and outplacement services.

CORPORATE OFFICE

As it was previously part of the AMP Group, HHG will be establishing a corporate office to meet obligations to shareholders and regulatory requirements. It will also be necessary to establish a corporate presence in Australia. The key responsibilities of the corporate office will be development of corporate strategy, review of business unit strategies and targets, management of capital, investor relations, board support and the development and oversight of key governance frameworks related to legal and regulatory requirements, financial control and human resources.

PEOPLE AND CULTURE

The people philosophy for HHG recognises that successful implementation of HHG's overall strategic plan will require a strong focus on attracting and retaining the right people and creating a working environment and culture which supports the needs of the business. Core elements are clear communication and regular feedback on business priorities and progress, performance management, reward for results and opportunities for development.

Specific HR strategies and policies will vary by business unit to reflect business needs and their competitive environment. In Henderson, the focus will be on maintaining a distinctive investment management culture with a focus on teamwork, performance and innovation, attracting and retaining the best talent and market competitive reward which encourages a sense of ownership in the business. In Life Services, the focus will be on a well managed process to achieve the required level of resourcing for a closed book and development and retention of key talent. For Towry Law, the focus will be on targeted recruitment and development to support the planned growth of the business, management development, succession planning for key roles and reward strategies which encourage increasing the value of the business.

REMUNERATION POLICIES

HHG Group's remuneration framework is designed to be market competitive and specifically to motivate employees to improve individual and corporate performance, retain key employees and align employee behaviours with the interests of shareholders.

It is based on a total reward approach designed to deliver top quartile pay for top performance. There are three key components:

- Base salary – positioned at the middle range of the market;
- Annual bonus – paid under a short term incentive ("STI") plan where individuals have the opportunity to receive a bonus based on business/individual performance against targets. In Henderson and Towry Law, specialist sales plans provide this for sales staff; and
- Long term incentive – performance-based for senior executives and key individuals.

The relevant market benchmarks will be an asset management peer group for Henderson and relevant financial services peer groups for Towry Law and Life Services. For senior corporate staff, the benchmark will be a mix of asset management and financial services to reflect the nature of the business.

Restructure and Employee Retention Arrangements

AMP has developed and implemented a programme (the "Restructure and Employee Retention Arrangements") to retain certain key staff who are either critical to the Demerger process or to ensuring that business as usual is maintained for those parts of AMP's businesses significantly impacted by the Demerger. The total cost of these arrangements in respect of employees in HHG's businesses is approximately £10.3 million.

Employee Incentives

Going forward, this retention programme will be replaced by a number of equity-based incentives including a long term incentive plan and a restricted share plan for key individuals critical to the future of the business. For further information, see "Employee Share Incentive Schemes" in Part 15.

Each of the businesses within the HHG Group has established remuneration policies to attract and retain key talent, which are set out below.

Henderson

The objective of Henderson's remuneration policy is to provide total compensation opportunities which are competitive within the markets in which Henderson operates (by both geography and type of job), reward performance and which encourage a sense of ownership in the business. The aim is "top pay for top performance".

For senior investment professionals, the STI bonus range is 0-150% of base salary with a target of 75%.

There are also some specialist incentive plans. Investment managers in listed assets have the opportunity to earn above their STI bonus through the GEBS and performance fees. Under GEBS, participants share in the net year on year profitability growth (i.e. ongoing revenue less direct costs) relating to the funds they manage. Part of the payment is in cash and part is invested in Henderson funds of their choice which is matched by Henderson and paid out after three years. Investment teams also receive a share of performance fees on funds they manage which is paid out over two years.

Private equity investment managers participate in carried interest plans and have the opportunity to earn above their annual bonus via a share of transaction fees they generate on their funds.

For sales professionals, the annual bonus programme is replaced by an uncapped sales incentive plan. The design varies by region to ensure local market competitiveness but all have similar principles relating to generation of profitable new business, client retention and teamwork.

Life Services

The retention of key talent is a major priority. Critical personnel are identified under two main categories:

- Individuals whose skills are critical to transition; and
- Individuals with skills relating to managing in the ongoing business model.

To date, the focus has been on targeted use of the STI bonus pool and the Restructure and Employee Retention Arrangements. Going forward, the focus is on providing rewarding and challenging jobs with good opportunities for personal development. Arrangements will be individually tailored with a range of incentives including retention bonuses and/or grants under the corporate share plans.

Towry Law

Towry Law has in place a specialist reward plan for sales professionals and a long term incentive plan for key staff which rewards business value growth.

Part 7 – Financial information

INTRODUCTION

This Part 7 contains a review of the key financial information of the HHG Group and management's discussion and analysis of the trends in financial performance of the HHG Group on a modified statutory solvency basis in accordance with UKGAAP. For a description of the basis on which the financial information has been prepared, including the modified statutory solvency basis, see "Notes to the financial information" – "Accounting policies" – "Basis of presentation and consolidation" and "Long term business" in Part 9A.

Although such information reflects the results of operations and financial position of the businesses that will form the HHG Group after the Demerger, this information does not purport to represent what the results of the operations would have been if the HHG Group had operated on a stand alone basis during the historical periods presented, nor to project the results for any future period.

This Part 7 should be read in conjunction with the Consulting Actuary's report set out in Part 8 of this document and the Accountants' reports set out in Parts 9 and 10 of this document.

The financial information contained in this Part 7 is based on the audited consolidated financial statements of HHG for the three years ended 31 December 2000, 2001 and 2002 and the six months ended 30 June 2003 set out in Part 9. HHG Group did not prepare UKGAAP accounts as at 30 June 2002 and accordingly no comparative figures for that period are available.

The review contained in this Part 7 is organised by business unit, as follows: Henderson, Life Services and Other Businesses (comprising Towry Law, Virgin Money, AMPLE and other businesses).

General factors affecting the financial results

The HHG Group's results are primarily impacted by:

- the performance of investment markets
- the size and mix of assets under management
- client retention and new business levels
- changes in cost base
- management of risk and exposures

Some of these factors are inter-related. For example, the size of assets under management is itself dependent on client retention and new business levels, the mix of assets and the performance of investment markets.

The performance of investment markets

Investment markets have a significant impact on the HHG Group's results.

The profitability of Henderson is heavily impacted by the performance of investment markets because it drives the value of assets under management on which both management fees and performance fees are based. The cost base is not directly linked to the levels of assets under management, which means that changes in investment markets can affect profitability.

For Life Services, in addition to the direct impact on the returns from invested shareholder capital, equity markets have historically influenced profit margins from participating business as investment returns affect the level of bonuses which can be supported over time and associated shareholder profits. The recent reduction in the exposure of Life Services' policyholders' funds to equities will reduce the expected investment returns, bonuses and shareholder profit, should equity markets increase in the future.

The following table shows the movement of investment indices over the period between 31 December 2000 and 30 June 2003. These indices are representative of the asset classes which are relevant to both Henderson and Life Services:

Index	Measures	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
FTSE	UK Equities	6223	5217	3940	4031
MSCI World	International Equities	1221	1004	792	871
JP Morgan Global Bond	Fixed Interest	163	166	179	187
IPD Monthly	Property	413	412	488	512

Size and mix of assets under management

The size and mix of assets under management are drivers of profits, particularly in Henderson's business, as:

- fee income is mainly earned as a percentage fee based on the value of assets under management; and
- the margins earned from each client vary according to asset class. Typically, Henderson earns lower margins on the management of fixed income assets and higher margins on equities, private equity and property assets. Margins are also affected by other factors, such as the nature of the product and the distribution channel.

Client retention and new business levels

The impact of client retention and new business levels on the financial results of the HHG Group is as follows:

- for Henderson, the net gain or loss of clients and their assets under management leads directly to a net gain or loss of income; and
- for Life Services, the impact of client retention (persistency) will depend on:
  - the comparison of reserves held for a policy and the payment made to the policyholder – particularly the extent to which the payment can be managed using surrender penalties or market value adjustments, to ensure that the departing policyholder only receives an appropriate share of underlying assets;
  - the extent to which the policy enjoys guarantees, potentially onerous to the relevant Life Services company, which would either crystallise or which policyholders give up on surrender; and
  - the extent to which the cost base of the Service Company can be reduced to compensate for the loss of revenue in the Service Company.

Changes in the cost base

The primary drivers of Henderson's cost base are the number and type of investment portfolios that it manages, the number of clients that it has to service and, to a lesser extent, the value of assets under management.

With minor exceptions, all costs for Life Services are borne by the Service Company which then makes appropriate charges to the Life Services companies. The charges for Pearl, National Provident Life and NPI Limited vary with the number of policies in force. The difference between the charges received and the underlying costs of managing the portfolio represents profit or loss in the Service Company. The Service Company's remuneration varies with the number of policies in force and any loss of income from a reduction in the number of such policies will have to be compensated by cost savings. The charging basis for the London Life fund is a 'cost plus' arrangement. This represents a very small part of the overall total.

Management of risks and exposures

Henderson has internal controls in place to monitor and manage the risks to which it is exposed – in particular, regulatory and operating risk – however, the negative publicity resulting from any mismanagement of these risks could have a significant impact on client retention, new levels of business and ultimately profit.

The nature of the Life Services businesses is such that considerable potential exposure to financial loss exists from various sources, such as regulatory or mis-selling issues, differences in experience (particularly mortality and persistency) relative to the underlying assumptions and investment markets.

For further details of the risks to which Henderson, Life Services and the HHG Group are exposed, see "Risks associated with Life Services and Towry Law", "Risks associated with Henderson" and "Other risks associated with the HHG Group" in Part 5.

SUMMARY FINANCIAL INFORMATION ON THE HHG GROUP

Summary consolidated profit and loss account

	31 Dec 2000 12 months £m	31 Dec 2001 12 months £m	31 Dec 2002 12 months £m	30 June 2003 6 months £m
Henderson	114	65	54	13
Life Services	115	68	86	(40)
Other Businesses	(22)	(33)	(22)	(11)
Business unit operating profit/(loss)	207	100	118	(38)
Corporate costs	(8)	(10)	(10)	(5)
Operating profit/(loss)	199	90	108	(43)
Unallocated interest costs	(84)	(74)	(76)	(33)
Other operating exceptional charges[1]	—	—	(124)	(580)
Amortisation and impairment of goodwill	(44)	(48)	(256)	(297)
Amortisation and impairment of PVIF[1]	—	(9)	(67)	(27)
Short term fluctuation in investment return	(66)	(97)	(10)	(2)
Profit on disposals of businesses	—	95	82	7
Profit/(loss) before tax	5	(43)	(343)	(975)

1. *Amortisation and impairment of PVIF and those other operating exceptional charges incurred within the technical account are grossed up at a notional tax rate of 30%.*

Terms used in this section

- The business unit operating profit/(loss) represents the trading results of the businesses stated on a business unit basis excluding non trading or exceptional items. Investment return in the long term funds attributable to shareholders is stated at a 'normalised' long term rate (as explained in note 5.2 in Part 9A), the balance being reflected in "Short term fluctuation in investment return" (see below)

- Prior to the Demerger, the corporate costs were the UK element of the cost of central AMP corporate functions, to the extent that these were not recoverable from the business units. Following the Demerger, HHG will be establishing a smaller corporate office to meet obligations to Shareholders and regulatory requirements and it will also be necessary to establish a small corporate presence in Australia. Corporate costs in the future will include those costs which are not recoverable from the business units and which will primarily be incurred as a result of HHG being listed on the Official List and the ASX; these will include costs incurred in investor relations and the development and oversight of key governance frameworks

- Unallocated interest costs are the costs of servicing external debt in HHG which is not allocated to business unit costs

- Other operating exceptional charges are costs incurred in the normal course of business but which because of their size or incidence need to be described separately to provide a true and fair view

- Amortisation and impairment of goodwill is both the normal amortisation charges and exceptional write-down of goodwill in subsidiary undertakings. Goodwill is only recognised on the balance sheet when it has been acquired for value

- Amortisation and impairment of acquired present value of in-force business ("PVIF") is both the normal amortisation charges and exceptional write-downs of acquired PVIF. PVIF represents the discounted future margins on the in-force portfolio of long term business and is only recognised on the balance sheet when it has been acquired for value. The only acquired PVIF in the HHG Group balance sheet is that in London Life following the acquisition of the UK long term business of the AMP Society upon its demutualisation in 1997

- Short term fluctuation in investment return comprises the difference between the actual investment income earned on funds attributable to the shareholders and the assumed long term investment return attributed to capital supporting general business and long term business in the technical accounts

- Profit on disposal of businesses is the profit made on the sale of businesses previously owned by the HHG Group

Business unit operating profit/(loss), operating profit/(loss) and profit/(loss) before tax are all stated before tax attributable to shareholders. Both other operating exceptional charges and amortisation and impairment of PVIF are grossed up for tax where relevant.

Consolidated results for the 12 months ended 31 December 2001

Operating profit decreased by £109 million, or 55%, from a profit of £199 million for the previous financial year to a profit of £90 million for the financial year ended 31 December 2001. The following items contributed to this result:

- Henderson operating profit decreased by £49 million, or 43%, from a profit of £114 million for the previous financial year to £65 million for the financial year ended 31 December 2001, primarily because of non-recurring performance fees of £55 million earned in the financial year ended 31 December 2000

- Life Services operating profit decreased by £47 million, or 41%, from a profit of £115 million for the previous financial year to £68 million for the financial year ended 31 December 2001. This was largely due to declining equity markets

- The operating loss in Other Businesses increased by £11 million, or 50%, from £22 million for the previous financial year to £33 million for the financial year ended 31 December 2001. This increase was largely due to start up losses in AMPLE, including integration with Interactive Investor International, and inclusion for the first time of losses from Towry Law in its first year in the group, partly offset by an improved result from Virgin Money and Cogent

- Corporate costs increased by £2 million, or 25%, from £8 million for the previous financial year to £10 million for the financial year ended 31 December 2001

Profit before tax decreased by £48 million from a £5 million profit for the previous financial year to a £43 million loss for the financial year ended 31 December 2001. In addition to the operating performance described above, the following factors contributed to this result:

- Unallocated interest costs decreased by £10 million, or 12%, from £84 million for the previous financial year to £74 million for the financial year ended 31 December 2001 due to net loan repayments of £157 million

- Amortisation and impairment of goodwill increased by £4 million, or 9%, from £44 million for the previous financial year to £48 million for the financial year ended 31 December 2001 as a result of the higher goodwill in the balance sheet following the acquisitions of Towry Law and Interactive Investor International

- Amortisation and impairment of PVIF was £9 million for the financial year ended 31 December 2001 due to amortisation of the PVIF of the UK long term insurance business of AMP Society

- Short term fluctuation in investment return increased by £31 million, or 47%, from a £66 million charge in the previous financial year to a £97 million charge for the financial year ended 31 December 2001 due to the greater decline in equity markets in 2001 compared to 2000

- Profit on disposal of businesses was £95 million for the financial year ended 31 December 2001 arising from the sale of Pearl's general insurance business to Churchill (profit of £80 million), as well as the sale of Virgin Money's interest in the Virgin One business to the Royal Bank of Scotland (profit of £15 million)

Consolidated results for the 12 months ended 31 December 2002

Operating profit increased by £18 million, or 20%, from a profit of £90 million for the previous financial year to a profit of £108 million for the financial year ended 31 December 2002. The following items contributed to this result:

- Henderson operating profit decreased by £11 million, or 17%, from £65 million for the previous financial year to £54 million for the financial year ended 31 December 2002, primarily reflecting lower fee income as a result of the decline in equity markets

- Life Services operating profit increased by £18 million, or 26%, from £68 million for the previous financial year to £86 million for the financial year ended 31 December 2002, benefiting from a £15 million success fee from National Provident Life for a successful tax negotiation and an improved Service Company result, offset by a reduced shareholder profit emerging from the long term fund as lower bonus declarations reduced the associated element of shareholder transfer

- The operating loss from Other Businesses fell by £11 million, or 33%, from £33 million for the previous financial year to £22 million for the financial year ended 31 December 2002. This result was largely due to an improved result from Virgin Money and AMPLE/Interactive Investor International, partly offset by an increase in the loss of Towry Law, due to it being included in the Group for a full year for the first time

- Corporate costs of £10 million for the financial year ended 31 December 2002 were in line with the previous financial year

The loss before tax increased by £300 million from £43 million for the previous financial year to £343 million for the financial year ended 31 December 2002. In addition to the operating performance described above, the following factors contributed to this result:

- Unallocated interest costs increased by £2 million, or 3%, from £74 million for the previous financial year to £76 million for the financial year ended 31 December 2002 reflecting higher average borrowings, which at year end were £14 million higher than at the end of the previous financial year

- Other operating exceptional charges of £124 million resulted from a major strategic review which led to exceptional restructuring costs associated with closing the Pearl direct sales force and reducing headcount within support functions

- Amortisation and impairment of goodwill increased by £208 million from £48 million for the previous financial year to £256 million for the financial year ended 31 December 2002. The majority of this increase was attributable to an impairment charge of £206 million in respect of a write-down of goodwill of NPI Limited and Towry Law

- Amortisation and impairment of PVIF rose by £58 million from £9 million in the previous financial year to £67 million in the financial year ended 31 December 2002. This was due to an impairment charge of £58 million made to the PVIF margins in London Life

- Short term fluctuation in investment return fell by £87 million, or 90%, from a £97 million charge in the previous financial year to a £10 million charge for the financial year ended 31 December 2002 which reflects the reduction in surplus shareholder funds held in the long term funds and the substantial reduction of the exposure of those funds to falling equity markets

- Profit on disposal of businesses was £82 million for the financial year ended 31 December 2002. The fund administration business, Cogent, was sold to BNP Paribas Securities Services, at a profit of £74 million, and the Henderson private client asset management business was sold to Newton Investment Management at an initial profit of £8 million

Consolidated results for the six months ended 30 June 2003

The HHG Group did not prepare UKGAAP accounts at 30 June 2002 so no comparative figures for that period are available.

The operating loss was £43 million for the six months to 30 June 2003. The following factors contributed to this result:

- Henderson operating profit was £13 million as lower average levels of equity markets reduced Henderson's fee income
- Life Services operating loss of £40 million was caused primarily by the closure of the Life Services life companies to new business before the associated costs could be removed, as well as the impact of further reductions in with-profits bonus rates on shareholders transfers
- Other Businesses operating loss was £11 million, despite Towry Law recording a profit of £1 million. The operating loss was primarily due to a £9 million write-down of goodwill in respect of the group's investment in Virgin Money
- Corporate costs were £5 million

Loss before tax was £975 million. In addition to the operating performance described above, the following factors contributed to this result:

- Unallocated interest costs were £33 million for the half year 2003. Costs continued to fall due to debt repayments as part of a formal restructuring in December 2002, partially offset by interest on £402 million floating rate loan notes issued in October 2002. The repayments in December 2002 were of a £290 million loan from AMP Finance Services, and loans from the Pearl with-profits fund to Pearl Assurance Group Holdings and to AMP Invest of £30 million and £189 million respectively
- Other operating exceptional charges were £580 million for the half year to 30 June 2003. These included the impairment of loans of £243 million in respect of the National Provident Life contingent loan (£171 million grossed up) and £130 million in respect of the London Life contingent loan and restructuring costs associated with the decision to close all Life Services life companies to new business (£107 million) as well as an impact of increased per policy expenses and mortality charges of £100 million (£71 million grossed up)
- Amortisation and impairment of goodwill was £297 million which included £272 million of exceptional write-down of goodwill of NPI Limited, Towry Law and Pearl
- Amortisation and impairment of PVIF was £27 million in respect of additional impairment of PVIF in London Life leaving a carrying value of £14 million
- Short term fluctuation in investment return was a £2 million charge despite the recovery of equity markets, as income on bond portfolios fell short of the normalised long term rate, and shareholder funds had substantially divested from equities
- Profit on disposal of businesses was £7 million, comprising additional proceeds upon the sale of the Henderson private client asset management business and taking the total profit on this disposal to £15 million

Part 10 of this document sets out pro forma financial information showing, for illustrative purposes only, how the Demerger, including the recapitalisation of HHG and the assumption and repayment of certain HHG debt by AMP, might have affected the consolidated balance sheet of the HHG Group as at 30 June 2003 and the profit and loss account of the HHG Group for the year ended 31 December 2002 and the six months ended 30 June 2003.

The summary financial information and management discussion and analysis of the results of Henderson, Life Services and Other Businesses is considered in turn below.

HENDERSON

Summary financial information

Profit and loss account

	31 Dec 2000 12 months £m	31 Dec 2001 12 months £m	31 Dec 2002 12 months £m	30 June 2003 6 months £m
Revenue				
Total fee income	241	232	219	94
Investment income	6	5	4	1
Total revenue	247	237	223	95
Expenses				
Operating expenses	(171)	(161)	(157)	(78)
Depreciation and amortisation	(4)	(4)	(4)	(4)
Total expenses	(175)	(165)	(161)	(82)
Underlying operating profit	72	72	62	13
Transformation costs	(13)	(7)	(8)	—
Non-recurring performance fees	55	—	—	—
Operating profit	114	65	54	13

Summary of movements in assets under management

	31 Dec 2000 12 months £bn	31 Dec 2001 12 months £bn	31 Dec 2002 12 months £bn	30 June 2003 12 months £bn
Opening assets under management	77.9	84.4	80.6	68.7
Net fund flows	10.5	5.0	(2.8)	(1.5)
Market movements	(4.0)	(8.8)	(9.1)	2.2
Closing assets under management	84.4	80.6	68.7	69.4

This section includes the results of the Henderson private client asset management business which was disposed of in 2002. The non-recurring performance fees shown for the financial year ended 31 December 2000 were received on certain technology funds as a result of the significant out-performance against fund benchmarks combined with the steep increase in the value of the technology sector. It is not expected that such performance fees will arise again.

The size and mix of assets under management are the key drivers of profits in Henderson. Management fees, calculated on the value of assets under management, typically account for between 80% and 90% of revenue.

Since the beginning of 2000, assets under management have fallen by £8.5 billion, or 11%, from £77.9 billion to £69.4 billion as at 30 June 2003. Over the same period, there were total net fund flows of £11.2 billion (after taking into account outflows of £0.5 billion from the private client asset management business which was disposed of in 2002) while adverse market movements resulted in a £19.7 billion reduction in assets under management. Further analysis of the assets under management is provided in the commentary below.

Terms used in this section

- Total fee income comprises principally management fees, but also performance fees and transaction fees

  Management fees are revenue earned from the management of asset portfolios. Typically, these fees are calculated as a percentage of the assets under management and are net of commissions to distributors

  In addition to management fees, performance fees are received on certain funds for achieving investment performance that exceeds an agreed target benchmark (although in certain exceptional circumstances Henderson is also required to rebate fees for under-performance against benchmarks). Performance fees are typically calculated as a percentage of the excess return over benchmark. Henderson's policy is to

recognise performance fees in the profit and loss account only when they are earned and agreed with the client

Transaction fees are revenue earned on executing a transaction. Fees are generally a percentage of the individual transaction value. These fees mainly comprise initial fees receivable on gross sales of certain retail products, fees receivable on the investment of committed capital into unlisted and property assets and foreign exchange dealing profits.

Total fee income also includes dividends received from the HHG Group's strategic stake in Gruppo Banca Popolare di Lodi

- Investment income comprises interest income earned on cash or money market holdings
- Operating expenses encompasses all overheads incurred in the normal course of business including staff costs, accommodation, marketing, IT, investment administration, and other expenses, including development costs
- Depreciation and amortisation primarily includes the depreciation of the costs of fixed assets and some intangibles that have been capitalised and that are being expensed over the period that Henderson benefits from their use
- Transformation costs includes costs incurred in integrating the systems and staff following various acquisitions made by AMP in the UK, and more recently in restructuring the business to mitigate the impact of declining equity markets on the profitability of the investment management business. Such costs include the costs of rationalising products, of integrating IT systems and of staff reorganisation

Henderson's results for the 12 months ended 31 December 2001

Underlying operating profit for the financial year ended 31 December 2001 was flat compared to the financial year ended 31 December 2000, at £72 million. The following items were reflected in this result:

- Fee income decreased by £9 million, or 4%, from £241 million for the previous financial year to £232 million for the financial year ended 31 December 2001. This reflected a reduction in management fees due to the impact of declining equity markets partially offset by the impact of net fund inflows
- Operating expenses decreased by £10 million, or 6%, from £171 million for the previous financial year to £161 million for the financial year ended 31 December 2001. Savings from cost reduction actions and efficiency measures, mainly in staff and marketing expenditure, were partly reinvested in key business development initiatives, specifically the US mutual fund business, and in improving core front office IT systems in London. The release of provisions for the employee share scheme following falls in the AMP share price also contributed to the decrease in costs
- Depreciation and amortisation costs were unchanged at £4 million

Operating profit decreased by £49 million, or 43%, from £114 million for the previous financial year to £65 million for the 12 months ended 31 December 2001. In addition to the operating performance referred to above, transformation costs were £7 million, which included the cost of integrating systems and staff from NPI Asset Management Limited

Assets under management decreased by £3.8 billion, or 5%, to £80.6 billion, primarily due to the decline in equity markets, partly offset by the impact of net fund inflows.

Henderson's results for the 12 months ended 31 December 2002

Underlying operating profit decreased by £10 million, or 14%, from £72 million for the previous financial year to £62 million for the financial year ended 31 December 2002. The following factors contributed to this result:

- Fee income decreased by £13 million, or 6%, from £232 million for the previous financial year to £219 million for the financial year ended 31 December 2002. This was primarily due to the decline in equity markets in the UK and Continental Europe, where the largest proportion of listed assets under management are invested, and the increase in net fund outflows including outflows as a result of the disposal of the private client asset management business. Reductions in management fees for European

equity based retail products were only partially offset by strong growth in hedge fund and property products

- Operating expenses decreased by £4 million, or 2%, from £161 million for the previous financial year to £157 million for the financial year ended 31 December 2002. This was primarily due to ongoing savings in staff, marketing and investment administration expenditure partly offset by additional expenditure on the US mutual funds initiative, fixed interest investment capabilities and London accommodation costs following the end of lease incentives

- Depreciation and amortisation was unchanged at £4 million

Operating profit decreased by £11 million, or 17%, from £65 million for the previous financial year to £54 million for the financial year ended 31 December 2002. In addition to the operating performance referred to above, transformation costs were £8 million for the financial year ended 31 December 2002 compared to £7 million in the financial year ended 31 December 2001

Assets under management decreased by £11.9 billion, or 15%, to £68.7 billion primarily due to declining equity markets. Of this decrease £2.8 billion comprised net fund outflows, incorporating the loss of a single £1.5 billion short term institutional mandate (with a minimal revenue/profit impact) and £0.8 billion from the disposal of the private client asset management business.

Henderson's results for the six months ended 30 June 2003

Operating profit was £13 million. The following items contributed to this result:

- Fee income of £94 million was adversely impacted by the decline in equity markets in the first three months of the year. The monthly average values for the FTSE, for example, were 17% lower for the six months to 30 June 2003 than for the twelve months to 31 December 2002

- Operating expenses were £78 million. This included continued expenditure on improving distribution and investment management capabilities in the US and Continental Europe, and in further IT development in control and management systems

- Depreciation and amortisation was £4 million, which included some additional depreciation following the capitalisation of certain projects at the end of 2002. These projects included improvements to front office dealing and control systems as well as performance measurement and client reporting

Assets under management increased by a net £0.7 billion during the six months to 30 June 2003, a £2.2 billion increase from the recovery in equity markets which was partly offset by net fund outflows of £1.5 billion.

Analysis of assets under management

The size and mix of assets under management are key drivers of Henderson's business. Henderson analyses assets under management by asset class and by distribution channel. The following section analyses the movements in assets under management between 1 January 2000 and 30 June 2003.

Assets under management by asset class

	31 Dec 2000 £bn	31 Dec 2001 £bn	31 Dec 2002 £bn	30 June 2003 £bn
UK equity	36.5	29.0	23.7	18.4
International equity	18.3	17.3	12.0	11.6
Total equity	54.8	46.3	35.7	30.0
Fixed income	24.6	28.8	27.0	33.4
Property	4.8	5.2	5.4	5.5
Private equity	0.2	0.3	0.6	0.5
Total assets under management	84.4	80.6	68.7	69.4

Equity holdings reduced from £54.8 billion (65%) of assets under management as at 31 December 2000 to £30.0 billion (43%) of assets under management as at 30 June 2003, reflecting the steep decline in equity markets over the period and the trend for clients to switch from equity to fixed income investments. Property investments increased slightly over the period with new institutional business wins being offset by reallocations by Life Services' life funds. Private equity numbers reflected further investment of committed capital into unlisted assets from the Life Services life funds.

Assets under management by distribution channel

The following table analyses assets under management by distribution channel.

	31 Dec 2000 £bn	31 Dec 2001 £bn	31 Dec 2002 £bn	30 June 2003 £bn
Retail – open ended	8.5	7.1	5.4	5.7
Retail – closed ended	7.0	5.0	3.8	4.0
Sub-advisory	11.0	9.5	7.3	7.3
Institutional	21.2	26.3	24.1	25.1
Life Services' life funds	35.7	31.8	28.1	27.3
Private client asset management	1.0	0.9	—	—
Total assets under management	84.4	80.6	68.7	69.4

Private client asset management is disclosed separately because this business was sold to Newton Investment Management in 2002.

Net fund flows by distribution channel

A key component of Henderson's success is measured by its ability to attract and retain assets. The table below sets out the net fund flows (i.e. gross business won from new and existing clients less gross business lost):

	31 Dec 2000 12 months £bn	31 Dec 2001 12 months £bn	31 Dec 2002 12 months £bn	30 June 2003 6 months £bn
Retail – open ended	3.2	0.7	0.2	(0.1)
Retail – closed ended	0.1	(0.8)	(0.1)	(0.1)
Sub-advisory	3.2	(0.1)	(0.3)	(0.5)
Institutional	5.1	6.5	(0.3)	0.2
Life Services' life funds	(1.3)	(1.4)	(1.5)	(1.0)
Private client asset management	0.2	0.1	(0.8)	—
Total net fund flows	10.5	5.0	(2.8)	(1.5)

The deterioration in total net fund flows reflected the peaking of equity markets in early 2000 and the subsequent decline in equity prices. Global equity market falls in 2001 and 2002 had a substantial impact on investor confidence and appetite for investment products, and equities in particular. As a result of these trends, Henderson suffered lower sales and higher redemption of its investment products. High margin hedge funds have increased assets under management and provided diversification of fee income, while collateralised debt obligation funds are a further institutional growth area and also provided diversification of fee income.

Net fund flows in the retail open ended channel over the three and a half years to 30 June 2003 were £4.0 billion. There was a significant deterioration in net fund flows since peaking in 2000, which benefited from inflows into technology funds. The decline is primarily as a result of deteriorating demand among retail investors for equity products.

Net fund flows in the retail closed ended channel were relatively consistent over the three and a half years to 30 June 2003, reflecting the closed-ended nature of the funds managed. There was a significant outflow in 2001, principally due to the loss of the investment mandate for Henderson Technology Investment Trust plc.

Net fund flows in the sub-advisory channel over the three and a half years to 30 June 2003 were £2.3 billion. The high net inflow in 2000, which included, in part, £0.8 billion of assets under management from AMP's acquisition of GIO and £1.8 billion of assets under management in relation to Henderson's sub-advisory agreement with Gruppo Banco Popolare di Lodi, was followed by modest but increasing net outflows over the period to 30 June 2003.

Net fund flows in the institutional channel over the three and a half years to 30 June 2003 were £11.5 billion. Inflows included the launch of a number of new products, such as the Absolute Return Funds range of hedge funds and collateralised debt obligation funds which increased assets under management since launch by £0.6 billion and £1.0 billion respectively. In the first half of 2003, there were a number of new business wins, which included a £0.7 billion collateralised debt obligation mandate and a £0.3 billion property mandate. Outflows were driven by the trend for pension funds to allocate assets away from balanced mandates to a variety of specialist mandates, as well as away from equities towards fixed income assets. The significant decline in net fund flows in 2002 reflected this trend and included the loss of a £1.5 billion short term cash mandate.

The level of net outflows in Life Services' life funds reflected a lower level of new business sales by Life Services relative to the level of claims paid out.

The private client asset management outflow of £0.8 billion in 2002 was due to the sale of the business to Newton Investment Management.

LIFE SERVICES

Summary financial information

Profit and loss account

	31 Dec 2000 12 months £m	31 Dec 2001 12 months £m	31 Dec 2002 12 months £m	30 June 2003 6 months £m
Premiums	2,283	2,295	2,131	876
Claims	(3,213)	(3,182)	(3,350)	(1,735)
Net investment return	553	(1,821)	(2,409)	873
Operating expenses and other technical charges	(491)	(444)	(497)	(255)
Change in technical provisions	(416)	702	2,915	(109)
Policyholder tax	99	142	236	(71)
Transfer from the fund for future appropriations	1,362	2,373	981	389
Total from the long term technical account	177	65	7	(32)
General insurance	15	15	19	4
Service Company	(94)	(13)	16	(18)
Shareholder interests	17	1	44	6
Operating profit/(loss)	115	68	86	(40)

Terms used in this section

- Premiums represent receipts from policyholders under the terms of their contracts net of reinsurance
- Claims are payments made to policyholders in respect of the contractual rights under the terms of their contracts net of reinsurance
- Net investment return represents the net return from investment assets held in the technical account (effectively investment income, realised and unrealised investment movements and investment expenses) and includes the 'normalised' return in respect of shareholder funds in the long term funds (see note 5.2 in Part 9A). Net investment return reflects the mix of the underlying assets and is generally less volatile when relative holdings of equities against bonds or cash are lower
- Operating expenses consist of the charges levied by the Service Company on the life companies in respect of administering and acquiring their books of business and investment expenses paid primarily to Henderson for investment management. Expenses also include amounts paid to intermediaries for sales of new business. These and Service Company charges relating to new business are termed "acquisition

costs". Acquisition costs that have not already been recovered, are deferred as an explicit deferred acquisition cost ("DAC") asset and are amortised over the period in which the costs are expected to be recoverable. The recoverability of the deferred acquisition cost asset is reviewed at each balance sheet date. Other technical charges are other charges arising in individual periods

- Change in technical provisions represents the change in actuarial liabilities, net of reinsurance, that are held to back policyholder liabilities. Typically, under UKGAAP there is a requirement to set up prudent reserves in respect of future policyholder obligations. The establishment of prudent reserves at inception of a policy results in a drawdown of capital termed "new business strain" which, together with inherent profit margins, is released over the life of the policy. Actuarial assumptions are regularly reviewed and any changes to these assumptions – such as a change in mortality assumptions – will result in a change in the technical provisions. Technical provisions will, all other things being equal, increase as premiums are received, and reduce as a result of claims paid (but see further explanation under fund for future appropriations below). Technical provisions will also increase as a result of investment returns. For unit linked business there is a direct relationship, since all investment returns are immediately reflected in the unit price, and hence in the actuarial liability. For with-profits business and other non-profit business the link is not as direct. Changes in discount rates tend to offset movements in asset values. Rising asset values will typically be associated with falling yields, which will reduce discount rates and lead to an increase in technical provisions. The converse will be true of a fall in asset values. A component of the investment return will be required to support the natural accumulation of the liabilities, which are determined on a discounted basis, reflecting a prudent choice of valuation discount rates. Where the net investment return exceeds the assumed discount rate, this will result in either a profit, or a transfer to the FFA. The converse will be true where the actual net investment returns fall short of the assumed rate

- Policyholder tax is the tax that arises from the results of long term business in the technical account, adjusted for tax attributable to shareholders in respect of their interests in the long term funds

- The fund for future appropriations (the "FFA") is the surplus held in the long term technical account in respect of with-profit business. The transfer from the FFA arises as a result of "smoothing", i.e. in times of high investment returns, not all investment income is credited to policyholders by way of bonuses. Instead, some is held back to be able to credit bonuses greater than the investment return in times when investment returns are poor, enabling life companies to smooth returns to policyholders

  A key driver of the movement in the FFA is the difference between movements in with-profit technical provisions and the impact of investment returns on the value of assets. In the short term the movements in assets and liabilities are not necessarily consistent. With profit liabilities to policyholders are based on guaranteed benefits on the valuation date including bonuses declared up to that date. As such they are relatively insensitive to the investment return for a particular period which is more likely to impact future bonus declarations and therefore the rate at which those liabilities would increase in the future, rather than their quantum at the valuation date. Fluctuations in asset values when compared to the relatively stable technical provisions leads to transfers to and from the FFA

  The FFA will also be impacted by the extent that the with-profit technical provisions move without a corresponding cash flow in the form of premiums or claims. Such changes can arise from changes in assumptions such as those relating to mortality, persistency or future expenses and impact directly on the FFA. Even when movements in technical provisions are generated by cash transactions the change in the provisions may not match the cash received or paid. Claim values may exceed the underlying technical provision for instance and it is common, as explained above under technical provisions, for the technical provision for a new policy to exceed the premium received (the "new business strain"). These discrepancies between cash movements and changes in technical provisions also impact the FFA

  "Life Services – Structure of funds – unattributed surplus" in Part 4 describes the "unattributed surplus" of the Life Services' life funds. This is similar in concept to the FFA but the calculation is different. The unattributed surplus is a realistic assessment of how much surplus, if any, will be left after all expected obligations to policyholders in the future have been satisfied. It is a forward looking measure. The FFA is a calculation of the difference between the valuation of current obligations to policyholders at the balance sheet date and the value of the assets available to match them. The size of the FFA is not necessarily a good indication of the size of the unattributed surplus or vice-versa

- Total from the long term technical account reflects the results of Life Services' long term funds. It contains income and expenses relating to both policyholder and shareholder interests. The total from the long term technical account is the shareholders' element of the result before shareholder tax

  The result for with-profits business will reflect the bonus allocation decisions made by the company. Bonuses are either added to policies as an annual increase in the level of guaranteed benefits, or in the form of terminal bonus when policies become claims. The technical result will reflect the shareholders' entitlement to 10% of the overall amount distributed. Bonuses will tend to be higher following periods of substantial growth in the underlying assets and reduce as markets fall. This reflects the company's desire to ensure that, subject to smoothing, policies receive an appropriate share of the fund's assets when they become a claim. This process will likewise be reflected in shareholder profits which will move in a consistent manner

  The overall result on the technical account will reflect recognition of the shareholders' share of bonuses on the with-profits funds, but also within the non-participating funds, the extent to which movements in revenue items, such as premiums, claims and investment revenue have not been offset by a corresponding movement in the technical provisions. Within the with-profits fund, as described above, such differences are absorbed by changes in the FFA. For non-profit business there is a direct profit impact

  New business strain on the non-participating fund, as described above, for example will have an impact on the technical result which will tend to be reduced in years when substantial volumes of new business have been written, but inflated as the book runs off and margins are released. The technical result for non-profit business will also directly reflect changes in assumptions which change the technical provisions without being associated with a corresponding item elsewhere in the profit and loss account. Changes in the with-profits technical provision will also have a direct impact on the technical result where there is no longer an FFA, since changes in assumptions will create a charge on, or provide a release to, shareholder assets

- Following the creation of the Pacific sub-fund within the 0:100 fund of Pearl, the technical result includes the normalised investment return on the defined pool of shareholder assets held in that fund

- General insurance is the profit or loss from general insurance business

- Service Company results reflect the difference between the charges made to the life companies and the underlying costs of managing their businesses

- Shareholder interests represents the income arising in the shareholder funds of Pearl, NPI Limited and London Life together with the remaining shareholder companies within Life Services including Pearl Unit Trusts and, AMP (UK) Trustees Limited

- Operating profit is stated before tax attributable to shareholders. In the commentary below the results for general insurance and the Service Company are commented on separately at the end

Life Services' results for the 12 months ended 31 December 2001

Operating profit fell by £47 million, or 41%, from a profit of £115 million for the previous financial year to a profit of £68 million for the financial year ended 31 December 2001. The following items contributed to this result:

- Premiums for the year increased by £12 million, or 1%, from £2,283 million for the previous financial year to £2,295 million for the financial year ended 31 December 2001 with decreases in life premiums received being offset by increases in pension and annuity business

- Claim outflows decreased by £31 million, or 1%, from £3,213 million for the previous financial year to £3,182 million for the financial year ended 31 December 2001. There was a reduction in the level of claims associated with National Provident Life arising from reduced surrenders and lower lump sums vesting on pensions products. However the reduction was partially offset by an increase in Pearl claims arising from maturities and surrenders

- Net investment return decreased by £2,374 million from a gain of £553 million for the previous financial year to a loss of £1,821 million for the financial year ended 31 December 2001, which reflected sharp falls in the equity market at a time when the life funds were heavily invested in equities

- Operating expenses and other technical charges decreased by £47 million, or 10%, from £491 million for the previous financial year to £444 million for the financial year ended 31 December 2001, due to cost savings achieved and the fact that some expense losses were absorbed in the Service Company

- The change in technical provisions was a credit of £702 million in the financial year ended 2001 compared to a £416 million charge in the previous year, due to significant reductions in both linked and non-linked technical provisions. The change in linked technical provisions was a reduction of £503 million compared to a reduction of £88 million in the previous financial year due mainly to the steeper decline in equity markets. The change in non-linked technical provisions was a reduction of £199 million compared to an increase in the previous year of £503 million due principally to an increase in discount rates

- The policyholder tax credit within the technical account increased by £43 million, or 43%, from £99 million for the previous financial year to £142 million for the financial year ended 31 December 2001. This in part reflected the recognition of additional deferred tax credits on investment losses. A non recurring prior year tax credit of £29 million occurred in 2000 without which the increase would have been larger

- The transfer from the FFA increased by £1,011 million, or 74%, from £1,362 million for the previous financial year to £2,373 million in the financial year ended 31 December 2001. The key driver for this is the fact that the with-profits technical provisions are, as described above, relatively insensitive to movements in asset values so the impact of the equity market falls were predominantly reflected in the FFA

- The overall result on the technical account fell substantially in 2001. In part this reflected the impact of adverse investment markets and a reduction in the rate of annual bonuses added to policies

- The profit on shareholder interests decreased by £16 million, or 94%, from £17 million at the end of the previous financial year to £1 million in the financial year ended 31 December 2001. The reduction in profit was principally due to losses generated from equity investments

Life Services' results for the 12 months ended 31 December 2002

Operating profit increased by £18 million, or 26%, from £68 million for the previous financial year to £86 million in the financial year ended 31 December 2002. The following items contributed to this result:

- Premiums for the year reduced by £164 million, or 7%, from £2,295 million for the previous financial year to £2,131 million for the financial year ended 31 December 2002, partly due to new business declining in 2002. Increased premiums from group contracts were more than offset by lower premiums on individual contracts

- Claims rose by £168 million, or 5%, from £3,182 million for the previous financial year to £3,350 million in the financial year ended 31 December 2002. Claims volume in National Provident Life again increased as the book ran off, and there was a significant increase in pension vestings in London Life

- Losses from investment returns increased by £588 million, or 32%, from a loss of £1,821 million in the financial year ended 31 December 2001 to a loss of £2,409 million in the financial year ended 31 December 2002, due to the continued decline in equity markets

- Operating expenses and other technical charges increased by £53 million, or 12%, from £444 million for the previous financial year to £497 million for the financial year ended 31 December 2002 due principally to £17 million of pension review compensation (£3 million in 2001) and reduction in the DAC asset in the balance sheet resulting in an increased charge to expenses of £44 million (£23 million in 2001). The latter of these reflects the fact that a proportion of the DAC held on the balance sheet was considered at year end to be irrecoverable from future margins and was therefore charged to the technical account

- The release of technical provisions increased by £2,213 million from £702 million in the previous financial year to £2,915 million for the financial year ended 31 December 2002. Linked technical provisions decreased by £765 million compared to a reduction of £503 million in the previous financial year due mainly to the continuing decline in equity markets. The reduction in technical provisions on non-linked business was driven to a significant extent by an increase in valuation interest rates. Falling asset values are typically associated with rising yields on those assets. Those higher yields are reflected in

the valuations interest rate so there is some consistency in asset and liability movements. There was a £650 million reduction in National Provident Life with-profit liabilities as a result of change in methodology (see note 22.3 of Part 9A)

- The policyholder tax credit within the technical account increased by £94 million, or 66%, from £142 million in the previous financial year to a credit of £236 million for the financial year ended 31 December 2002, again reflecting deferred tax relief on investment losses. In addition, £103 million of tax provisions were released, of which £73 million related to National Provident Life and £21 million comprised a release in respect of NPI Limited trading losses in 2000, and £9 million in respect of double tax relief in Pearl
- The transfer from the FFA was down by £1,392 million, or 59%, from £2,373 million in the previous financial year to £981 million for the financial year ended 31 December 2002. This again demonstrated that the FFA was used to offset the effect of declining equity markets, but the transfer was mitigated in 2002 by the benefit in the technical provisions of the changes in valuation interest rates and methodology referred to under technical provisions above, and also reduced reversionary and terminal bonuses compared to the previous financial year
- The overall technical result reflected bonus reduction as markets continued to fall. Falling asset values led to increased yields and a corresponding reduction in valuation liabilities. This partly offset the negative investment return in 2002
- The profit on shareholder interests increased by £43 million from £1 million in the previous financial year to £44 million in the financial year ended 31 December 2002. The increase relates mainly to a £15 million fee received by Pearl for a successful tax negotiation on behalf of National Provident Life, a £6 million profit arising from Pearl Unit Trusts reflecting lower expenses, and net interest received on borrowings to the long term funds

Life Services' results for the 6 months ended 30 June 2003

Operating loss for the half year to 30 June 2003 was £40 million. The following items contributed to this result:

- Premiums were £876 million reflecting the effective closure of all Life Services life companies to new business. Single premiums made up just over 50% of this total but cannot be expected to recur in the future at the same level now the funds are closed to new business
- The level of claims for the six months was £1,735 million which was consistent with management's expectations
- The recovery of equity markets, combined with increases in the market value of bonds, helped to generate positive investment returns of £873 million
- Operating expenses and other technical charges to 30 June 2003 were £255 million, reflecting lower policy acquisition expenses as a result of the closure to new business offset by a write-down of £97 million in respect of a securitised asset in National Provident Life, and a £58 million impairment charge for DAC
- The change in technical provisions represented a charge to the profit and loss account of £109 million. Technical provisions for linked business increased in the period, consistent with the recovery in equity markets. The provisions for non-linked liabilities reflected changes to assumptions, particularly for National Provident Life, where an adjustment was made to the allowance for persistency. In addition there was a revision of provisions for future expenses
- The tax charge for the six months was £71 million, resulting from positive investment returns for the period, mainly from fixed interest bonds
- The transfer from the FFA was £389 million. Although investment returns for the six months were positive, this was insufficient to compensate for the impact on technical provisions of bonuses and the reserve strengthening referred to above
- The overall result on the technical account reflected the greater increase in technical provisions than underlying cash movements. In the main this was due to the strengthening of valuation assumptions

- Shareholder interests comprised a profit of £6 million

General insurance

Pearl formerly wrote all classes of general insurance business in a number of countries. In 1992, following a strategic review, it placed its London market (marine, aviation and reinsurance) and international business into run off. However, to complement its long term life business, it continued to write UK domestic and small commercial insurance business through its then direct sales force until 2001, when it sold the general insurance business, including the right to write renewals of existing business under the Pearl name, to Churchill.

The results of this business over the past three years have been profitable, particularly in 2001 and 2002 which benefited from releases from provisions after the Churchill transaction.

The outstanding general insurance liabilities as at 30 June 2003 were £332 million. External reinsurance reduced these liabilities to £67 million as at that date. These liabilities are a combination of all types of business that Pearl wrote and are actively managed by specialist entities from both within and outside the HHG Group. The remaining liabilities have a significant asbestos, pollution and health hazard content and therefore the future outcomes remain uncertain.

Service Company

The Service Company was established in 2000 to provide administrative services to National Provident Life and NPI Limited on a fee for service basis. From July 2001, a similar arrangement to provide administrative services was reached with Pearl and, from December 2001, it was extended to London Life. Life Services' arrangements with the Service Company are generally expressed in terms of a fixed fee per policy arrangement, although fees vary by policy class and from company to company.

The Service Company incurred a loss of £94 million in the financial year ended 31 December 2000 while it restructured the cost base transferred from National Provident Life and NPI Limited to match the agreed levels of fee income. The Service Company incurred a much reduced loss of £13 million in the financial year ended 31 December 2001 and returned a profit of £16 million in the financial year ended 31 December 2002 as a result of management's continuing efforts to manage its cost base effectively. In the first half of 2003, however, as a result of Pearl closing to new business, the Service Company incurred a loss of £18 million as it was unable to reduce its cost base quickly enough to offset the effect of substantially reduced fee income (Service Company charges made to Life Services were £88 million for the six months ended 30 June 2003 and £359 million for the financial year ended 31 December 2002). A new management services agreement between the Service Company and Pearl has been agreed with effect from 1 July 2003. As part of the arrangement Pearl agreed to make an exceptional 'transitional' payment to the Service Company of £15 million in 2003, of which £7.5 million was reflected in the result for the six months ended 30 June 2003.

Key indicators for Life Services

In addition to the results of the long term account, there are a number of additional measures which are fundamental to determining the underlying economics and financial strength of the funds within Life Services:

- Client retention levels
- Equity backing ratios
- Market-consistent embedded value
- Traditional embedded value
- Required minimum margins of regulatory capital (see "Regulatory capital")
- Free asset ratios (see "Regulatory capital")
- Capital releases (see "Outlook – Capital releases")

Client retention levels

Client retention (persistency) over the three and a half year period declined marginally. Claims in total have increased over the period by 10% while liabilities have declined by 8%. Persistency is measured by determining a discontinuance rate based on cashflows during the year being compared with opening liabilities for the relevant policy classes.

	31 Dec 2000 12 months %	31 Dec 2001 12 months %	31 Dec 2002 12 months %	30 June 2003 6 months %
Pearl	90.7	89.7	90.9	89.7
London Life	92.1	92.2	88.2	90.0
National Provident Life[1]	88.2	90.2	86.1	84.2
NPI Limited[1]	92.7	91.9	91.9	91.5

Note:

1. *The 2000 ratio in respect of National Provident Life and NPI Limited was based on closing liabilities as 2000 was the first year of operation for these companies.*

Equity backing ratios

Equity backing ratios ("EBRs") are the proportion of invested assets in the with-profits life funds that are invested in growth assets. Growth assets are defined as listed and unlisted equities and property and are adjusted for derivatives, further details of which are set out in "Management of a closed book of business" in Part 4. As investment markets declined it became necessary to safeguard policyholders and reduce the volatility of life funds to protect the minimum regulatory capital requirements. Further details are set out in "Risk Factors – Regulatory capital requirements" in Part 5.

	Equity backing ratio of with profit funds (%)			
	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
Pearl	75.8	70.7	47.9	29.4
London Life[1]	66.2	59.5	44.9	16.2
National Provident Life[1]	46.1	53.3	48.5	12.1

Note:

1. *Property and private equity holdings are the principal components of London Life and National Provident Life EBRs at 30 June 2003.*

Embedded value

Background – capital by business unit

The table below provides a split of the capital by business unit as at 30 June 2003:

	Capital gross of eliminations £m	Eliminations £m	Capital net of eliminations £m	Adjustments Demerger £m	Adjustments Global Offer £m	Pro forma capital £m
Life Services	1,446	(619)	827	132	50	1,009
Henderson	158	195	353	61	—	414
Other Businesses	(20)	86	66	12	—	78
Corporate	(372)	338	(34)	70	50[3]	86
Net assets before debenture loans, external	1,212	—	1,212	275	100	1,587
Sourced by:						
Shareholder funds	156	—	156	1,322[1]	100[3]	1,578
Debenture loans, external	1,056	—	1,056	(1,047)[2]	—	9
Net assets before debenture loans, external	1,212	—	1,212	275	100	1,587

Notes:

1. *The shareholder funds adjustment illustrates the effect of the recapitalisation of HHG amounting to £1,348 million (see "AMP Group internal restructure" in Part 3) partially offset by the write-off of unamortised debt issue costs relating to the RPS and the cancellation of preference shares held by London Life (see "Share Capital of HHG" in Part 15).*
2. *The external loan adjustment illustrates the effect of £1,041 million of loans assumed by AMP (see "AMP Group internal restructure" in Part 3) and the write-off of unamortised debt issue costs.*
3. *The Global Offer adjustment illustrates the effect of the issue of 10p ordinary shares in the amount of £100 million net of expenses (see Part 1 – "HHG Equity Raising and Convertible Loan Notes").*

The corporate structure includes some instances where legal entities falling within one business unit hold investments in other business units. Most notably, Pearl forms part of Life Services but holds equity and debt in AMP Invest, the direct holding company of Henderson.

The table above shows the gross capital position, whereby cross holdings are included within the capital of each business unit and then shows where these would be eliminated. At the gross level, Corporate includes allowance for the write-off and amortisation of goodwill. Thus, loans made by one business unit may be supported by the market value of another entity, rather than by its historic net assets. The principal components of the £619 million of cross holdings within Life Services are loans from Pearl to AMP Invest of £148 million and £129 million, a loan to the Virgin Money joint venture of £91 million and an equity investment in AMP Invest of £158 million. As a component of the restructure steps £50 million of the £129 million loan will be re-paid and the remaining £79 million will be converted from debt to equity. Pearl's equity investment in AMP Invest after the restructure will be £237 million. In the case of Henderson an addition is made to allow for unamortised goodwill.

The eliminations for cross holdings shown above totals £619 million. In the Consulting Actuary's report, allowance is made for £416 million of cross holdings. The £416 million allowance for cross holdings reflects admissible assets used to provide support to the solvency requirements of the Life Services companies. The additional £203 million includes other inadmissible assets held within those companies.

There has been a change in approach to the presentation of embedded value from that previously published by AMP. In the past, AMP has shown an embedded value that has been calculated on a basis which includes the cross holdings (but only where these assets are admissible under FSA regulations and support coverage of the RMM). The embedded values calculated by the Consulting Actuary and shown in the sections which follow have been determined on a basis which is net of the eliminations described above. In order to compare the embedded value previously provided with the embedded value calculated by the Consulting Actuary, it is necessary to ensure that they are on a consistent net asset basis.

Embedded Values shown in the following sections have been calculated based on capital after the restructure steps. The restructure steps are described in "AMP Group internal restructure" in Part 3. The Market-Consistent Embedded Value calculated by the Consulting Actuary has been calculated as £900 million (see table A in the Consulting Actuary's report in Part 8). If eliminations are added back, this would give a value of £1,316 million. The Traditional Embedded Value calculated by the Consulting Actuary has been calculated as £845 million (see table D in the Consulting Actuary's report in Part 8). If the impact of eliminations and restructuring were added back, this would give a value of £1,261 million. The difference between this value and the Embedded Value previously reported by AMP as at 30 June 2003 of £1,341 million includes differences due to restructuring and alternative assumptions in relation to the recognition of future expense savings. A detailed reconciliation showing these differences is set out in table G in the Consulting Actuary's report in Part 8.

Overview

Embedded value is a term commonly used to refer to an actuarial economic valuation technique that has been in widespread use in the insurance and wealth management industry for well over a decade. An embedded value is an estimate of the economic value of a company, excluding the value of any future business that the company may be expected to write. It provides stakeholders with a value-oriented view of a business that is not unduly distorted by local accounting conventions and so is reasonably comparable across jurisdictions.

The primary technique that has traditionally been used by actuaries to determine embedded value results consists of projecting best estimate future distributable profits expected to be generated by the business, and discounting these to a present day value using a risk-adjusted discount rate. Distributable profits are cashflows less the increase in capital and provisions required to support the business. For the purposes of this document, the term "Traditional Embedded Value" is used to refer to embedded value results developed using this technique.

In determining Traditional Embedded Value results, both the cost of assuming risk and the costs associated with providing capital to support a business are allowed for implicitly by using a risk-adjusted discount rate to discount the future projected distributable profits. Determining the risk-adjusted discount rate that appropriately reflects the risk profile of the business is, therefore, a crucial step in the valuation process. One of the key risks associated with writing life insurance business, which traditionally has been allowed for in the risk-adjusted discount rate, arises from the existence of policyholder financial guarantees and options embedded within products, particularly participating products (typically referred to as with-profits products in the UK). Recent falls in equity markets and interest rates have increased the value to policyholders of these financial guarantees and options, particularly in the UK, to such a point that it is difficult to allow appropriately for them using the risk-adjusted discount rate mechanism. This issue is particularly acute for thinly capitalised participating funds. Consequently, where such features are present, the financial community has begun to apply significant discounts to Traditional Embedded Value results.

In recent years alternative methods for allowing for risk and the cost of capital in the determination of embedded values have begun to be used by the actuarial profession. These methods, known as market-consistent valuation techniques, are widely accepted in financial markets and are used in the pricing of a range of financial instruments. They allow for the cost of risk associated with writing life insurance and wealth management business in a more direct and specific way and remain valid in a broad range of circumstances, including periods of change in financial markets. For the purposes of this document, the term "Market-Consistent Embedded Value" is used to refer to embedded value results developed using market-consistent techniques.

In determining Market-Consistent Embedded Values, the cost of assuming market related risk is allowed for explicitly. As a consequence, a risk-adjusted discount rate is no longer required. Rather, the impact of risk on economic value is assessed by firstly identifying the market related risks to which the business is exposed and then pricing them relative to the pricing of similar risks observed in financial markets. The focus is on market related risk since, under modern finance theory, other risks that the market regards as diversifiable do not significantly affect value. In respect of Life Services, the two most important risks to be taken into account are: (i) risks associated with the provision of policyholder financial guarantees and options embedded within life insurance products; and (ii) risks associated with mismatches between assets and liabilities, and revenues and expenses.

In addition, Market-Consistent Embedded Values allow explicitly, rather than implicitly, for the costs associated with providing capital to support a business. These primarily arise from two sources: the cost of

double tax and agency costs. Agency costs is the term used in modern financial economics to refer to the cost of ceding direct control of the shareholders' capital to management.

To summarise, having reflected on the advice of the Consulting Actuary, the Board considers that there are strong arguments in favour of using Market-Consistent Embedded Values rather than Traditional Embedded Values when assessing the value of Life Services' insurance businesses. These include:

- Market-Consistent Embedded Values are more objective than Traditional Embedded Values as there is no need to select an appropriate risk-adjusted discount rate;
- in determining Market-Consistent Embedded Values, assets and liabilities are valued more consistently with each other and with financial markets than is the case for Traditional Embedded Values; and
- in contrast to Traditional Embedded Values, Market-Consistent Embedded Values allow for the cost of policyholder options and guarantees embedded within products in a manner that is consistent with the pricing of stand-alone options in financial markets.

The Consulting Actuary has calculated a Traditional Embedded Value on a consistent basis to the Market-Consistent Embedded Value, which excludes capital invested in other Life Services businesses. The Consulting Actuary's report in Part 8 comments on the differences between the Traditional Embedded Values calculated by HHG and the Consulting Actuary, discusses the nature of the traditional and market consistent approaches, and provides commentary on the differences between the market consistent and traditional values. The move to publishing Market-Consistent embedded value reflects HHG's desire to make better allowance for optionality and guarantee costs within its published Embedded Value. The Board has now adopted the Market-Consistent Embedded Value for the reasons outlined above in preference to a Traditional Embedded Value.

Consulting Actuary's calculations

The calculation of Market-Consistent Embedded Value made by the Consulting Actuary is summarised below.

Components of Market-Consistent Embedded Value as at 30 June 2003 (excluding explicit agency costs):

	Pearl and National Provident Life £m	London Life £m	Unit linked, Service and other companies £m	Total £m
Adjusted net assets	291	21	181	493
Market-consistent value of in-force business	311	161	72	544
Cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value	476	177	247	900

The sensitivity of this calculation to movements in key assumptions is set out below.

Sensitivity of Market-Consistent Embedded Value (excluding explicit agency costs):

	Pearl and National Provident Life £m	London Life £m	Unit linked, Service and other companies £m	Total £m
Base value per previous table	476	177	247	900
Equity: 10% fall	426	175	239	840
Property: 20% fall	389	163	246	798
Corporate spreads as per CP 195[1]	373	136	245	754
Shift in yield curve[2]	498	180	247	925
Discontinuance rates increased by 25%[3]	477	179	204	860
Non-commission expenses increased by 10%[4]	476	177	171	824
Annuitant mortality reduced by 5%[5]	424	167	242	833

Notes:

1. *The corporate bond spreads test is based on a widening of corporate bond spreads of 60 basis points for AAA rated and 70 basis points for BBB rated bonds.*
2. *This is based on a 90 basis point reduction in fixed interest yields. These numbers have been calculated on the basis that National Provident Life changes its asset mix as described in this Part 7. Without this asset switch, the Market-Consistent Embedded Value for Pearl / National Provident Life would be more susceptible to a fall in yields, and the sensitivity result would be £415 million.*
3. *Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.*
4. *All non-commission expenses (other than investment expenses) were assumed to be 110% of the best estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current Service Company fee agreements remain in force then the Service Company is the only company affected by this change.*
5. *Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.*

The calculation of Traditional Embedded Value is set out below.

Traditional Embedded Value[1] as at 30 June 2003:

	Pearl and National Provident Life £m	London Life £m	Unit linked, Service and other companies £m	Total £m
Adjusted net assets	291	21	181	493
Value of in-force business	448	126	54	628
Cost of capital	(248)	(11)	(17)	(276)
Traditional Embedded Value	491	136	218	845

Notes:

1. *At risk discount rates of 9.4% for Pearl & National Provident Life, and 7.4% for all other companies, representing margins above gilt rates of 5.0% and 3.0% respectively.*

An explanation of the main differences between the Market-Consistent Embedded Value (excluding explicit Agency Costs) and the Traditional Embedded Value of Life Services is set out below. The table shows the effect of removing the traditional allowance for risk contained in the Traditional Embedded Value and replacing it with explicit allowances for risk determined using market-consistent approaches.

Reconciliation of Market-Consistent (excluding explicit agency costs) to Traditional Embedded Value as at 30 June 2003:

	Pearl and National Provident Life £m	London Life £m	Unit Linked, Service and other companies £m	Total £m
Traditional Embedded Value	491	136	218	845
Removal of traditional cost of prudential capital	248	11	17	276
Removal of traditional allowance for operating profit risk	125	41	27	193
Allowance for policyholder financial guarantees and options	(230)	(3)	0	(233)
Allowance for other market related risks	(32)	(3)	(9)	(44)
Market-consistent cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value (excluding explicit Agency Costs)	476	177	247	900

OTHER BUSINESSES

Summary financial information

Profit and loss account

	31 Dec 2000 12 months £m	31 Dec 2001 12 months £m	31 Dec 2002 12 months £m	30 June 2003 6 months £m
Towry Law	—	(7)	(12)	1
Virgin Money	(19)	(8)	2	(10)
AMPLE	(2)	(24)	(7)	(2)
Other	(1)	6	(5)	0
Operating (loss)/profit	(22)	(33)	(22)	(11)

Towry Law

Towry Law's results for the years ended 31 December 2001 and 2002 and the six months ended 30 June 2003

	31 Dec 2001 12 months £m	31 Dec 2002 12 months £m	30 June 2003 6 months £m
Revenue	26[1]	53	24
Expenses	(29)[1]	(60)	(23)
Non-recurring costs	(4)[1]	(5)	0
Operating (loss)/profit	(7)[1]	(12)	1

Note:

1. *Period from acquisition (3 August 2001) to 31 December 2001*

Revenue levels have fallen since 2001. Global trading conditions worsened in 2002, and investment markets fell sharply: the FTSE fell by 25% in the year and the US Dow Jones Index (which underpins sales in the Hong Kong market) fell by 17%. Further falls in revenue in the six months to 30 June 2003 were due mainly to lower revenue from overseas operations. The war in the Middle East and the outbreak of SARS in the Far East has adversely impacted these operations in the first six months of 2003.

Cost control measures have been put in place to reduce administrative expenses. During the financial year ended 31 December 2002, TLLP was restructured, with three unprofitable offices being closed. In addition, a

review of TLI resulted in a withdrawal from the Republic of Ireland and Belgium. These measures significantly reduced costs in 2002, with further savings experienced in the first six months of 2003 resulting in a small profit in the six months ended 30 June 2003.

Non-recurring costs in the financial year ended 31 December 2001 relate to expenses associated with the integration and restructuring of Towry Law by AMP. The costs incurred during the financial year ended 31 December 2002 include significant restructuring costs.

Virgin Money

HHG Group's share of Virgin Money's results for the years ended 31 December 2000, 2001 and 2002 and the six months ended 30 June 2003

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
HHG Group's share of Virgin Money loss before tax	(27)	(15)	(4)	(10)
Interest on loans to Virgin Money	8	7	6	—
HHG Group's share of operating (loss)/profit	(19)	(8)	2	(10)

HHG Group and the Virgin Group each have a 50% shareholding in Virgin Money. The results of Virgin Money are equity accounted for within the HHG Group's consolidated results.

The operating performance of Virgin Money showed a sustained improvement over the three years to 31 December 2002. The HHG Group's share of operating profit/(loss) improved year on year from a loss of £19 million in the financial year ended 31 December 2000 to a profit of £2 million in the financial year ended 31 December 2002. HHG Group's share for the period to 30 June 2003 was a loss of £10 million, primarily reflecting the write-down of all remaining goodwill of Virgin Money (£9 million).

The Pearl shareholders' fund has made two loans at 2.2% over LIBOR falling due for repayment in 2006. Loan interest shown above reflects the accrued interest as receivable by HHG Group on these loans. No accrual was made in respect of the six months to 30 June 2003, due to prudence. Cash interest is not technically due until repayment in 2006.

In July 2001, the Virgin Direct business merged with virginmoney.com to create Virgin Money and, at the same time, Virgin Money's interest in the Virgin One business was sold to the Royal Bank of Scotland. The HHG Group recognised profit on sale of £15 million and this is separately reflected in the profit on disposal of businesses within the consolidated profit and loss account for the financial year ended 31 December 2001.

The HHG Group's interest in Virgin Money is equity accounted for at a consolidated level and HHG's share of losses at 30 June 2003 was £37 million. Separately, loans and accrued interest due to the Pearl shareholders' fund are recorded at £92 million at the same date, all of which was treated as admissible for regulatory solvency purposes.

AMPLE

AMPLE was set up as a financial website in 2000 with a financial loss in that year representing the initial costs associated with developing the website. In 2001, Interactive Investor International was acquired and integrated with AMPLE to expand and develop AMP's internet capability. The loss of £24 million in the financial year ended 31 December 2001 relates mainly to operational and development expenditure incurred as the two companies were being integrated. The loss was reduced to £7 million in the financial year ended 31 December 2002 as operational expenditure reduced due to the benefits of integration being achieved. The result to the end of June 2003 was a loss of £2 million.

Other

This includes the results of the Cogent business, until it was sold in 2002.

STATEMENT OF FINANCIAL POSITION

Pro forma consolidated modified statutory solvency balance sheet as at 30 June 2003

The pro forma consolidated balance sheet set out below is based on a summary of the HHG Group's consolidated balance sheet at 30 June 2003. It is prepared for illustrative purposes only and, because of its nature, may not give a complete picture of the financial position of the HHG Group. The adjustments illustrate the effect of the Demerger and the Global Offer on the assumption that the Effective Date and the Admission Date was 30 June 2003. The pro forma Demerger adjustments illustrate the effect of the repayment by AMP of approximately £1 billion of external corporate debt as well as the recapitalisation of HHG, as set out more fully in "AMP Group internal restructure" in Part 3. The pro forma Global Offer adjustments illustrate the effect of the issue of 10p ordinary shares in the amount of £100 million net of expenses and assume that no CLNs are issued. All adjustments are non-recurring.

	At 30 June 2003[1]	Adjustments[2]		Pro forma financial Information
		Demerger	Global Offer	
	£m	£m	£m	£m
Assets				
Goodwill	288	—	—	288
Investments	25,192	(17)	—	25,175
Assets held to cover linked liabilities	4,317	—	—	4,317
Reinsures' share of technical provisions	467	—	—	467
Debtors and other assets	1,249	292	100	1,641
Total Assets	31,513	275	100	31,888
Liabilities				
Capital and reserves				
Share capital and share premium	809	328	100	1,237
Capital reserve	292	—	—	292
Profit and loss reserves	(945)	994	—	49
Shareholders' funds	156	1,322	100	1,578
Fund for future appropriations	138	—	—	138
Technical provisions including for linked liabilities	28,376	—	—	28,376
Provisions for other risks and charges	237	—	—	237
Debenture loans, external	1,056	(1,047)	—	9
Debenture loans, other	359	—	—	359
Amounts owed to credit institutions	258	—	—	258
Other creditors, accruals and deferred income	933	—	—	933
Total liabilities	31,357	(1,047)	—	30,310
Total capital and reserves and liabilities	31,513	275	100	31,888

Notes:

1. *The balance sheet has been extracted from the financial information in Part 9A (Accountants' reports on HHG PLC).*
2. *For details of the adjustments, see the notes to the pro forma balance sheet as at 30 June 2003 in Part 10 (HHG pro forma financial information).*

INDEBTEDNESS OF HHG PLC

The following table sets out the consolidated indebtedness of HHG and its subsidiaries as at 30 June 2003, extracted from the audited financial statements. The table does not show any of the adjustments relating to the Demerger or the Global Offer, the details of which are set out in Part 10.

	£m
Short Term Debt:	
Current portion of long-term debt	54
Long Term Debt:	
DM1 billion 4.875% guaranteed unsecured notes due 2008[1]	355
£160 million 6.375% guaranteed unsecured notes due 2010[1]	159
£40 million floating rate guaranteed unsecured notes due 2003[1]	40
A$1,150 million floating rate guaranteed unsecured perpetual loan notes[1]	402
Floating rate guaranteed unsecured loan notes due 2004 and 2006	10
A$253 million guaranteed unsecured loan due 2012	90
	1,056
Subordinated loan 9.625% undated[2]	130
Limited Recourse Bonds 2012 7.39%[2]	112
Limited Recourse Bonds 2022 7.5%[2]	117
Total Debenture Loans	1,415
Bank loans	—
Interest free refinancing loan[2]	258
Total Amounts Owed to Credit Institutions	258
Total Borrowings	1,673
Less current portion	(54)
Long Term Debt	1,619

Notes:

1. *Issued under a US$4 billion debt securities programme of AMP Group Holdings Limited, AMP Group Finance Services Limited and AMP (UK) Finance Services plc. As at 30 June 2003, AMP (UK) Finance Services plc was a wholly owned subsidiary of HHG and the other two companies were subsidiaries of AMP Limited, HHG PLC's ultimate parent company at that date. AMP Group Holdings Limited guarantees issues made by AMP Group Finance Services Limited and AMP (UK) Finance Services plc. The debt securities programme is listed on the Luxembourg Stock Exchange.*
2. *Borrowings of National Provident Life Limited long term fund, which are secured against the underlying margins of the fund.*

Contingent Liabilities

The Directors consider that the summary of contingent liabilities set out in note 35 of the Accountants' Report in Part 9A remains appropriate as at the date of this document.

PROVISIONS

As at 30 June 2003, provisions were held by the HHG Group, principally in Life Services, for known and potential issues likely to lead to future losses. These provisions were held in the pro forma consolidated modified statutory solvency balance sheet of the HHG Group as at 30 June 2003 within "Technical provisions including for linked liabilities", "Provisions for other risks and charges" and "Other creditors, accruals and deferred income" and amounted to £1,658 million, of which £319 million related to shareholder funds and companies, while the rest resided in with-profits funds. For further information, see "Risks associated with Life Services and Towry Law" – "Life Services' risk environment" – "Provisions" in Part 5, and Part 9. The largest of these provisions analysed between shareholder and with-profits funds were:

	Shareholder funds £m	With-profits funds £m	Total £m
Guaranteed annuity options	—	586	586
Pension mis-selling	44	368	412
Mortgage endowment	—	233	233
Restructuring provisions	115	—	115
Other void properties	39	49	88

The provision for guaranteed annuity options represents the cost to Life Services of honouring guaranteed annuity rates on retirement relating to personal pension policies issued in the past.

The provision for pensions mis-selling represents the cost to Life Services (£410 million), and Towry Law (£2 million), of compensating policyholders for advice given in the past on personal pension policies in place of employers' pension arrangements.

Life Services has made an "endowment promise" to certain customers, committing to make good some shortfalls in endowment policies in prescribed circumstances. The provision for mortgage endowment reflects the cost of this promise (£214 million) and also the potential cost to Life Services of compensating customers who have complained that they received misleading advice purchasing endowment policies (£19 million).

Restructuring provisions primarily relate to expected future costs of implementing the closure of Life Services' life funds and realising the associated cost reduction. It includes £23 million for void properties as a result of the restructuring.

In addition to the £23 million for void properties in restructuring provisions, the HHG Group held a further £88 million for previously voided properties.

If the resources of the with-profits funds, after meeting obligations to policyholders and allowing for all provisions, are ultimately insufficient, the deficit will fall on shareholders.

DISCUSSION OF SIGNIFICANT ACCOUNTING POLICIES

The HHG Group has identified the accounting policies below as significant to the understanding of its results of operations and financial position. The application of these accounting policies in preparing the financial statements requires management to use significant judgement and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or amounts. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, the HHG Group evaluates its estimates, assumptions and judgements based on historical experience and various other information.

Long term business provisions

The long term business provisions of the Life Services life companies are computed by the relevant appointed actuaries using principally the net premium valuation method. The provision represents a result within a normal range of outcomes. The assumptions to which the estimation of the provision is particularly sensitive are the interest rate used to discount the provision, future mortality experience of policyholders, policy persistency rates, policyholder retirement dates and future levels of expenses. To the extent that actual claims experience is less favourable than the underlying assumptions, or it is necessary to increase provisions in anticipation of a higher rate of future claims, the provisions established could be inadequate.

Contingent loan liabilities

The National Provident Life and London Life long term business funds have received contingent loans from parent undertakings. The assets backing the loans are utilised to provide additional regulatory capital for the long term funds. While in the normal course of events it was not intended that the capital would be used to meet policyholder claims, provision has had to be made in the six months to 30 June 2003 to reduce the amounts due to the parent undertakings to the extent that the capital has been assessed as required to meet policyholder liabilities. The level of provision required can vary based on current experience, i.e. variations in the level of equity and bond markets and as a result of changes in policyholder liabilities (for National Provident Life and London Life) as discussed above under "Long term business provisions".

Deferred acquisition costs

Acquisition costs have been deferred as an explicit asset and are amortised over the period in which costs are expected to be recoverable out of margins expected to emerge from related policies. DAC is subject to a recoverability test at the end of each accounting period. The estimation of the amount of recoverable DAC is based on expectations of future experience of the related policies determined by reference to actuarial projections and actual amounts recovered can vary based on adverse changes in experience from those assumptions.

Claims Provisions

The HHG Group may be exposed to matters either of a specific nature, for example, arising via the Financial Ombudsman Service ("FOS"), or of a more generic industry nature, which can, from time to time, be raised by the FSA, for example, issues concerning guaranteed annuity options, pension transfers and opt-outs or mortgage endowment policies. Claims provisions within long term technical provisions, other provisions and creditors include amounts that the directors and the appointed actuaries of the relevant life companies consider are required based on current regulatory requirements and assumptions made in respect of the relevant contracts with policyholders. The extent of such claims liabilities can be influenced by the actions and requirements of the FSA, FOS rulings, by industry compensation or by court judgments as well as by variations from assumptions made and this may result in claims liabilities differing from the provisions made for them.

LIQUIDITY AND CAPITAL RESOURCES

The HHG Group will operate a treasury function responsible for managing capital at the HHG Group level. This will also include management of corporate cash and liquidity positions and the payment, where appropriate, of external dividends by the HHG Group. Life Services and Henderson are responsible for managing their own cash and liquidity resources including repayment of intra-group debt.

Liquidity requirements and sources

HHG held cash at bank attributable to shareholders of £24 million as at 30 June 2003.

The initial £50 million of any net proceeds raised under the Global Offer will be used to help acquire a controlling interest in AMP Invest from Pearl, with the next £50 million being held by the HHG Group for general working capital purposes. If the Global Offer does not proceed, the £50 million proceeds of the issue of the Tranche A CLNs will be used by HHG to help acquire a controlling interest in AMP Invest from Pearl. The proceeds of any subsequent equity raising will then be used, in the first place, to redeem the Tranche A CLNs.

The HHG Group's principal sources of liquidity are premiums payable by policyholders (which form part of the assets of the long term funds), net return on investment assets and fees (principally management and transaction fees) from asset management. The HHG Group's principal cash requirements relate to insurance claims and the payment of policy benefits on the maturity and surrender of policies written by the Life Services businesses. Other liquidity requirements of the HHG Group include the payment of expenses, such as salaries, marketing and investment administration costs, the funding of any dividends to shareholders and the servicing of external debt.

Prior to the Demerger, the AMP Group and the HHG Group would from time to time lend funds to each other on an arms length basis to support short term liquidity requirements. Following the Demerger, this potential liquidity source will not be available to the HHG Group. In addition, AMP provided £500 million of capital support to HHG in 2002. See "Regulatory capital" in this Part 7.

While it is anticipated that capital may be released from the Life Services businesses in the longer term, the HHG Group does not rely on the release of any such capital as a liquidity source in the medium term. For further information, see "Current Trading and Prospects" – "Capital releases" in this Part 7.

Debt and standby facilities

As part of the Demerger, AMP (UK) Finance Services Plc, which was engaged in financing activities and which was historically part of AMP's UK operations, will be transferred to the AMP Group. There are numerous inter company loans in place between controlled entities of the HHG Group, which will remain following the Demerger and which are eliminated at the consolidated level.

The intention of the HHG Group is to put in place debt and standby facilities sufficient to allow the HHG Group's liquidity to be managed prudently.

HHG has entered into a Subscription Agreement with UBS AG, AMP Group Holdings Limited and AMP under which UBS AG will, subject to the Global Offer not proceeding, subscribe for up to £100 million of CLNs to be issued by HHG in two tranches. UBS AG's subscription for each tranche of CLNs is subject to certain conditions, including there having been no material adverse change in the HHG Group.

If, for any reason, the Global Offer does not proceed, UBS AG will, if requested by HHG and subject to the relevant conditions being satisfied or waived, subscribe for the initial £50 million Tranche A CLNs on the date of Admission. In these circumstances, HHG intends to undertake an issue of new Shares prior to 30 June 2004 to raise a net amount of at least £100 million. It is likely that any such equity raising would not be executed on a pre-emptive basis and that there would be a dilution of the ownership interests of existing Shareholders.

If the £50 million Tranche A CLNs is issued and an equity raising is completed prior to 30 June 2004, the Tranche A CLNs will be redeemed for cash at their face value plus an accrued notional yield of 5.5% per annum. If such an equity raising has not been completed by 30 June 2004, UBS AG will (if requested by HHG) subscribe for up to £50 million Tranche B CLNs.

In the event that UBS AG is not obliged to subscribe for any of the CLNs under the terms of the Subscription Agreement, AMP will be required to subscribe for the CLNs. In the event that UBS AG subscribes for the £50 million Tranche A CLNs but is not obliged to subscribe for the £50 million Tranche B CLNs, AMP will, at the request of HHG, be required to purchase the CLNs in issue and/or subscribe for the Tranche B CLNs on 30 June 2004.

In connection with the Global Offer and the issue of CLNs, HHG will increase its authorised share capital by at least the maximum number of Shares that might be required to be issued. In addition, the Directors will be authorised, in accordance with section 80 of the Companies Act, to allot such number of Shares as may be required to be issued in connection with the Global Offer and the issue of the CLNs and will be empowered pursuant to section 95 of the Companies Act to allot those shares and CLNs on a non pre-emptive basis. Further details of the terms of the CLNs are set out in "Description of the Convertible Loan Notes" in Part 13.

Commitments and contingencies

The HHG Group has provided certain guarantees or commitments to external parties. These arrangements include various guarantees and indemnities provided on the sale of various group assets. For further information relating to these arrangements, see "Material contracts" in Part 15.

HHG has rental commitments under leases for occupied premises which total £93 million up to the date of expiry of those leases. This excludes those void properties for which a provision for future costs has been made. For further information relating to this and other provisions, see "Provisions" in this Part 7. For further information relating to the capital commitments of the HHG Group, see note 28 in "Notes to the financial information" in Part 9A.

Distributable profits

As part of the restructuring of the share capital of HHG and subject to the Scheme becoming effective the deficit on retained profit and loss in the company balance sheet as at 31 December 2003 will be removed and retained earnings of up to approximately £300 million will be created.

CASHFLOW

Financial Reporting Standard 1 requires the long term business cashflows to be included in the cashflow statement only to the extent of cash transferred to and available to meet the obligations of the shareholders of the HHG Group.

Consolidated cashflow statement

	31 Dec 2000 12 months £m	31 Dec 2001 12 months £m	31 Dec 2002 12 months £m	30 June 2003 6 months £m
Net cash inflow/(outflow) from operating activities	123	371	(223)	(373)
Returns on investment and servicing of finance	(115)	(105)	(95)	(29)
Tax	15	(10)	(45)	15
Capital expenditure	(11)	(45)	(2)	0
Acquisitions and disposals	(507)	74	82	0
Equity dividends	(128)	—	—	—
Financing activities	(191)	(157)	304	(34)
Net cash flows	(814)	128	21	(421)
Net cash flows were sourced/invested as follows:				
(Decrease)/increase in cash holdings	(24)	32	199	(2)
Net (sales)/purchases of investments	(790)	96	(178)	(419)
Net cash flows	(814)	128	21	(421)

Net cash flows from operating activities has moved from an inflow to an outflow over the period in line with the HHG Group's trading results as described earlier in this Part 7.

The decrease in financing costs was due to falling interest rates and to the repayment of loans as described under "Financing activities" below.

The net tax inflow for 2000 reflects internal payments from Pearl Assurance plc long term business fund for surrender of losses from non-life companies. The tax outflow in 2001 arises from trading profits in Henderson and the Pearl short term and shareholder funds, partially offset by trading losses within the Service Company. The tax outflow in 2002 reflects the settlement of an inter-fund tax liability for cash between the Pacific and 90:10 fund of Pearl Assurance plc partially offset by tax recoveries arising from trading losses. The tax inflow for the six months to 30 June 2003 reflects recovery of tax on trading losses.

Increase in capital expenditure (£45 million in the financial year ended 31 December 2001 compared with £11 million in the financial year ended 31 December 2000) was due primarily to the transfer of fixed assets from long term fund of Pearl to the Service Company as part of the Service Company's arrangements with Pearl.

The cash outflow of £507 million arising from acquisitions in the financial year ended 31 December 2000 represents the acquisition of National Provident Institution of £469 million and a further investment in Virgin Money of £31 million. The cash inflows in the financial years ended 31 December 2001 and 2002 arise from the sale of the Virgin One business and General Insurance business in 2001 offset by the acquisition of Towry Law and Interactive Investor International and the disposal of Cogent and the Henderson private client asset management business in 2002.

An ordinary dividend of £128 million was paid out to AMP in the financial year ended 31 December 2000.

Financing activities are analysed as follows:

	31 Dec 2000 12 months £m	31 Dec 2001 12 month £m	31 Dec 2002 12 months £m	30 June 2003 6 months £m
New loans taken out:				
£30 million loan from Pearl 90:10 fund to Pearl Assurance Group Holdings 6.56%	30			
£32 million loan from Pearl 90:10 fund to AMP Virgin Holdings	32			
A$1,150 million external floating rate perpetual loan notes			402	
£32 million 4.207% external loan due 2003			32	
A$253 million external loan due 2012			90	
Other		13		
Total New Loans	62	13	524	0
Loans repaid:				
£250 million loan from Pearl 90:10 fund to AMP (NPI) Holdings	250			
£51.2 million loan from Pearl 90:10 fund to AMP Virgin Holdings		51		
External floating rate loan notes repayments	3	17	1	2
£100 million external 11.5% corporate bond due 2001		100		
£290 million loan from AMP Finance Services to AMP UK PLC 6.95%			290	
£30 million loan from Pearl 90:10 fund to Pearl Assurance Group Holdings 6.56%			30	
£189 million loan from Pearl 90:10 fund to AMP Invest			189	
£32 million external 4.207% loan due 2003				32
Other		2		
Total loan repayments	253	170	510	34
Capital contribution			290	
Net cashflow from financing activities	(191)	(157)	304	(34)

The capital injection of £290 million in 2002 represents the reinvestment of the preference shares redemption shown under "Loans repaid" above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

The HHG Group has a risk management framework designed to manage the risks associated with its business. For the details of this framework, see "Risk Management" in Part 4. This includes the management of market risks, which are risks associated with adverse movements in equity, fixed income, property, currency and other market prices or changes in the volatility of these movements.

Both the assets under the management of Henderson and the assets and liabilities of the Life Services businesses are subject to the risk of potential loss arising from adverse movements in market rates and prices. Henderson's revenue is, to a large extent, based on the value of assets under management and will generally decline if the value of those assets under management falls. For Life Services, adverse market movements may reduce the value of assets which are held against the liabilities to policyholders and may reduce the surplus of assets over liabilities.

The analysis below looks at the impact market risks may have on the Henderson and Life Services businesses, rather than on policyholders or shareholders. However, market risks which adversely impact the businesses could also impact on policyholders and shareholders.

The market risks have been separated into: asset valuation risk, interest rate risk, foreign exchange risk and liquidity risk. The analysis below also includes a sensitivity analysis which looks at the sensitivity of assets under management to asset valuation risk for Henderson. For a discussion of the sensitivity of the

Market-Consistent Embedded Value of Life Services businesses to a number of market and other external risks, see "Summary Financial Information on Life Services – Embedded Value" in this Part 7.

Asset valuation risk

Asset valuation risk is the risk that a decline in the value of assets adversely impacts the revenues of the HHG Group, both as a result of an asset not meeting its expected value (which could create liquidity risk) and the level of assets under management generating lower fees.

Henderson's direct exposure to asset valuation risk is limited in the sense that it enters into market transactions as an agent for clients. Where market price movements adversely impact the value of investments, Henderson has no exposure to that market movement other than through the impact on revenues derived from assets under management.

Henderson attempts to mitigate the impact of asset valuation risk on its revenues through asset class diversification. A 10% decrease in equity market prices would result in a four per cent decrease in the value of Henderson's assets under management, based on the mix of assets under management as at 30 June 2003. Similarly, a 10% fall in fixed interest prices would result in a five per cent fall in assets under management and a 10% fall in property prices would lead to a one per cent fall in assets under management. The revenue derived from the value of fixed income securities under Henderson management is not subject to the same degree of volatility as the revenue from equities.

As management fees are derived from the value of assets under management, the diversification of assets between a number of different asset classes may also protect revenue levels.

For Life Services, a major portion of the HHG Group's existing long term business comprises with-profits products, where the policyholders bear some or all of the risk attributable to the valuation of the assets supporting the long term funds. Risks attributable to policyholders are managed with a view to ensuring that risks are acceptable taking account of the potential rewards, and the need to meet policyholders' reasonable expectations. A decline in asset valuations through market fluctuations will restrict the size of the unattributed surplus, which can be used to fund future policyholder bonuses and from which transfers to the shareholders are made. While a shortfall of assets against liabilities arising from a fall in asset values may result in bonuses being reduced or withheld on with-profits policies, shareholders' funds within the Life Services business in question could also be required to be transferred to cover any such shortfalls.

Life Services has significantly reduced the volatility of the mismatch between assets and liabilities by reducing the exposure of the long term funds to growth assets. For a discussion of the impact on the shareholder of market movements in equities, see "Summary Financial Information on Life Services – Embedded Value" in this Part 7.

In addition to diversification, HHG also uses derivatives to hedge against market movements in asset values, and as a means of effecting changes in exposures to different asset classes. A clearly defined policy exists for the use of all derivatives together with control frameworks to ensure appropriate dealing, settlement and independent monitoring of such instruments has been established.

Interest rate risk

Interest rate risk is the risk that the HHG Group will sustain losses through adverse movements in interest rates, either through a mismatch of interest-bearing assets and liabilities or the effect such movements have on the value of interest-bearing assets (which is also related to the asset valuation risk discussed above).

Reductions in the level of long term interest rates may adversely affect the Life Services businesses. As interest rates reduce, the value of future guarantees will increase. Similarly, policyholder options, which may include, for example, interest rate guarantees, may become more valuable. Conversely, interest rate reductions will also lead to an increase in the value of Life Services fixed interest securities. The extent of the adverse impact will depend on the relative movements of assets and liabilities. In order to reduce this impact, Life Services seeks to back the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. To the extent that such asset liability matching is not practicable or not fully achieved, future returns may fluctuate.

Interest rate fluctuations also have an impact on Henderson's revenues. There is an exposure to interest rates on banking deposits held in the ordinary course of business. In addition changes in long term interest rates

affect fixed income prices to varying degrees, primarily depending on the term and coupon rate of the underlying fixed income investments. The impact of changes in fixed income prices on Henderson's assets under management is considered in "Asset valuation risk" above.

The interest rate risk of the HHG Group arises from holding financial assets and liabilities in the normal course of business. It is the HHG Group's intention to mitigate any material interest rate risk with derivative financial instruments.

Following the Demerger, the level of debt within the HHG Group will be significantly reduced.

Liquidity risk

The HHG Group faces two types of liquidity risk: product/market liquidity risk and funding liquidity risk.

Product/market liquidity risk is the risk that the HHG Group may not be able to, or cannot easily, unwind or offset a particular position at or near the previous market price because of inadequate market depth or because of disruptions in the marketplace. Life Services bears the risk through its investments in unlisted products such as private capital and property, whereas this is a relatively small risk for Henderson.

Funding liquidity risk is the risk that the HHG Group may be unable to meet its payment obligations. For Henderson and Life Services, this would be the risk of insufficient cash resources and liquid assets being available to meet liabilities as they fall due, as well as the regulatory capital requirements of the FSA.

One of the primary considerations of the Life Services businesses in determining investment policy is to ensure that the investments can be liquidated to meet liabilities as they fall due, based on actuarial assessment.

Foreign exchange risk

Foreign exchange risk is the risk that the HHG Group will sustain losses through adverse movements in currency exchange rates.

The Henderson business is impacted through its exposure to non-sterling income and expenses, and assets and liabilities of non-UK subsidiaries. Henderson also carries a small foreign exchange position as principal to facilitate the smooth conduct of its daily business.

Life Services is subject to foreign exchange exposures through its non-UK investments.

REGULATORY CAPITAL

The following subsidiaries of the HHG Group are required by the FSA to maintain certain levels of regulatory capital:

Henderson:	Henderson Global Investors Limited
	Henderson Administration Limited
	Henderson Investment Funds Limited
	Henderson Investment Management Limited
	Henderson Fund Management plc
	Henderson Private Capital Limited
Life Services:	
– main life companies	Pearl
	National Provident Life
	London Life
– other life companies	PAULP
	PAUF
	LLLA
	NPI Limited
– non life companies	AMP UK Financial Services Ltd
	AMP Portfolio Managers Ltd
	NPI Investment Managers Ltd
	NPI Annuities Ltd
	Pearl ISA Ltd
	Pearl Unit Trusts Ltd
	London Life Group Services Ltd
Other Businesses:	
– Towry Law	Advizas Limited
	Guthrie Herrington & Co Ltd
	Tisdale Life Consultants Limited
	Towry Law Financial Services Limited
	Towry Law Fraser Smith Limited
	Towry Law Investment Management Limited
	Towry Law Investment Services Limited
	Towry Law Trustee Company Limited
– AMPLE	Interactive Investor Trading Ltd

Henderson

Regulation in the UK

Henderson consists of two statutory groups; Henderson Global Investors (Holdings) plc which is not regulated itself but has four regulated subsidiaries: Henderson Global Investors Limited, Henderson Administration Limited, Henderson Investment Funds Limited and Henderson Investment Management Limited; and Henderson Fund Management plc which is regulated by the FSA and has a regulated subsidiary, Henderson Private Capital Limited.

Regulatory capital requirements for Henderson exist on two levels. The first is at individual entity level, whereby the six entities regulated by the FSA are required to submit periodic returns to demonstrate compliance. The second, effective from 1 December 2003, is at the consolidated level, requiring Henderson Global Investors (Holdings) plc and Henderson Fund Management plc to prepare and submit returns based on notional consolidated financials.

In late October 2003, the FSA published its "Amendments to the Interim Prudential sourcebook for Investment Businesses chapter 5 rules on consolidated supervision" ("IPRU(INV) chapter 5 rules"). This finalises the proposals in respect of consolidated capital requirements for Investment Businesses that had been previously set out in Consultation Paper 173 (CP 173), released March 2003.

As had been anticipated, the basis for the capital requirement remains consistent with the regulations of the former Investment Management Regulatory Organisation – assessing whether liquid capital held within the business is sufficient to cover projected levels of expenditure over a three-month period. The first audited consolidated returns will be for the period to 31 December 2003, and must be submitted on or before 30 April 2004.

The October 2003 release also confirms that a consolidated return must be prepared for a group at the level of the highest EEA financial holding company within such a group whose principal holdings are credit institutions, investment firms or financial institutions, but not insurance companies. For this purpose, insurance companies are not included in the scope of the group. Henderson is therefore required to submit returns for the Henderson Fund Management plc group but the Henderson Global Investors (Holdings) plc group must be incorporated into a consolidated return of its holding company, AMP Invest.

Provisional consolidated returns for Henderson Fund Management plc and Henderson Global Investors (Holdings) plc show both groups, together with all underlying regulated subsidiaries, have surplus liquid capital as at the date of issue of this document. However, the provisional consolidated return for the AMP Invest group, based on current 2003 year end forecasts, which includes disallowed goodwill primarily relating to the original acquisition of Henderson in 1998, is showing a £70 million deficit of liquid capital.

Through the IPRU (INV) Chapter 5 rules, firms will now be permitted to notify the FSA that they intend to forgo consolidated supervision, provided they can meet certain other criteria at the individual regulated entity level. If these notification criteria are met, a consolidated return must still be submitted to the FSA, but any deficit of liquid capital resources will not represent a breach of the IPRU (INV) Chapter 5 rules. In accordance with the amendments to the Interim Prudential Sourcebook, which come into force on 1 December 2003, AMP Invest will notify the FSA that it intends to forego consolidated supervision, having met the criteria for notification. Consolidated returns will still be submitted to the FSA in respect of AMP Invest and Henderson Fund Management plc, but any deficit of liquid capital resources arising in the AMP Invest group will not represent a breach of the Interim Prudential Sourcebook "IPRU (INV)" rules.

Looking forward, the new Basel Accord and Risk Based Capital Directive is expected to take effect on 31 December 2006. The new capital standards will affect all deposit takers and certain types of investment firms. The specific impact of the proposed regulation on the regulatory capital requirements of investment management firms remains unclear. However, it is anticipated that, once implemented, the Risk Based Capital Directive will require consolidated supervision to be applied to all Investment Businesses captured by the FSA's IPRU(INV) chapter 5 rules, including those who have previously applied for notification.

The Board considers that each regulated entity within the AMP Invest group has surplus liquid capital as at the date of this document. The HHG Group has a number of options available to it to address any deficit at the AMP Invest consolidated level, including a further restructuring of AMP Invest.

Regulation overseas

In addition to the UK regulated entities, Henderson also has a number of entities regulated by overseas bodies including those set out below.

Henderson Global Investors Limited ("HGIL") is additionally registered with the Japan Ministry of Finance as required under Japanese Securities Investment Law in order for HGIL to provide advice to Japanese clients. This requires the submission of an annual return detailing HGIL's financial results to the Japan Ministry of Finance.

Henderson Investment Management Limited is also registered with the SEC in respect of its US operations. The SEC also regulates Henderson Global Investors (North America) Inc. ("HGINA") based in the US. Registration as an investment advisor involves the annual submission of form ADV along with a fee, however there are no capital requirements for SEC registered advisors. HGINA also has a wholly owned subsidiary, Henderson Global Investors Equity Planning Inc ("HGIEPI"), a limited purpose broker-dealer under the laws of the SEC and regulated by NASD. Registration as a broker-dealer requires the submission of Form BD along with a fee and there is a minimum capital requirement to HGIEPI of US$5,000.

Henderson Property Management (Jersey) Limited is registered with the Financial Services Commission in Jersey as it acts as investment manager to a number of property funds. This requires the annual payment of a permit fee to the Financial Services Commission in order to carry out business in Jersey. However no annual return is required to be completed for this purpose.

Henderson Management SA is required under Luxembourg law to hold a minimum capital of €35,000. The company has no other regulatory capital requirements imposed upon it.

Henderson Global Investors (Japan) KK is regulated by the Japan Ministry of Finance. Under Investment Advisory Business Law, the company must hold over ¥1 million as base capital and the amount of net assets must not be less than this for the year the advisory license is obtained.

Henderson Global Investors (Singapore) Limited is regulated by the Monetary Authority of Singapore. This requires the company to hold base capital of S$1 million and financial resources must not fall below 120% of the Total Risk Requirement (broadly 10% of revenue).

HGIL's German and Italian branches and French subsidiary hold distribution licences but these do not entail any onerous reporting or capitalisation requirements.

Life Services

Main life companies

The regulatory capital for life companies in the UK is calculated on bases prescribed in the Interim Prudential Source Book for Insurers, which forms the basis of the annual return to the FSA (the "statutory solvency basis"). The regulations require the calculation of liabilities with appropriate margins for prudence and for assets to be valued at market value but specifies some categories of asset as inadmissible for the purpose of the calculation. The latter relates specifically to concentrations of investment in particular securities or counterparties, and to internal investments in other group companies.

All insurers are required to keep a margin of assets over and above their liabilities calculated on this basis. This margin is known as the Required Minimum Margin ("RMM"). One of the key regulatory capital measures for life insurers is the excess of available assets (admissible assets less total liabilities) plus implicit items over and above RMM. These are known as free assets. In this document, the HHG Group has calculated the Free Asset Ratio ("FAR") as the free assets divided by total liabilities. Total liabilities consist of actuarial liabilities (after the distribution of surplus) together with other insurance and non-insurance liabilities.

The FARs of the three main Life Services life companies are shown below:

Company	31 Dec 2000 %	31 Dec 2001 %	31 Dec 2002 %	30 June 2003 %
Pearl	12.3	4.7	2.7	1.8
National Provident Life	5.4	8.2	1.3	0.4
London Life	6.7	5.4	2.6	1.1

The 31 December FARs are extracted from the FSA returns of those dates. The 30 June 2003 FARs, which have not been adjusted to reflect £50 million which will be received by Pearl as part of the restrucure enabling HHG to acquire a controlling interest in AMP Invest, have been prepared by management and reported on by Ernst & Young LLP in Part 9B of the Listing Particulars.

The assets backing the with-profits liabilities of the Life Services businesses were, prior to the declines in the investment markets since 2001, primarily equities and property. In common with the rest of the life insurance industry the FARs have fallen over time consistent with decline in equity values. During 2002, primarily as a result of the decline in equity markets, Pearl became unable to meet its RMM for a period of time. Life Services developed a plan to rectify the position, which was shared with the FSA. The plan was implemented and Pearl's regulatory capital position was restored by the end of 2002. The measures taken included an increase of £500 million in the capital allocated to Life Services (primarily used to facilitate asset swaps to increase the amount of admissible assets within Pearl), ceasing to write Pearl with-profits bonds and annuity products, the implementation of a derivative based investment policy to protect against downside investment risk and a review of bonus declaration levels.

During 2003, Life Services has carried out further work to define a more sustainable long term investment policy. The board of Pearl is targeting a longer term EBR, being total exposure to growth assets, for Pearl of 25%. The board of Pearl expects to maintain an EBR for Pearl at around this level, although a significant fall in equity or property markets, or other adverse developments, including possible future regulatory changes, could require a further sell-down of shares and/or property. The increase in proportion of fixed income assets has increased the importance of matching assets and liabilities by duration. Management intends to take steps to improve this matching, particularly in respect of National Provident Life, subject to supervisory board approval. In addition, work has been done to look at the structured credit market with a view to achieving a

higher return than gilts, but with exposure to assets of a lower volatility than equities. For London Life and National Provident Life, a more comprehensive sell-down of growth assets has occurred and except for certain classes of London Life business, exposure to listed equities is negligible, although they retain some exposure to property markets and private equity.

The Pearl position continues to be impacted by a considerable amount of inadmissible assets, principally comprising investments in other HHG Group companies. Total inadmissible assets at June 2003 were £617 million, which have not been adjusted to reflect £50 million which will be received by Pearl as part of the restructure enabling HHG to acquire a controlling interest in AMP Invest. Included in that total is £418 million in respect of Pearl's investment in National Provident Life of which £241 million relates to contingent loans. £145 million of Pearl's investment in AMP Invest is also inadmissible, being £16 million of Pearl's shareholding and the remainder in respect of loans. Although these assets are inadmissible for regulatory purposes, the economic value of the assets is available to support solvency.

While the actions above have improved the regulatory capital position of the life companies, the FARs remain low, particularly for National Provident Life, and there are a number of possible scenarios which could potentially bring pressure on, or even cause a breach of RMM. Some of the risks that could give rise to such a position are set out in the risk factors in Part 5. These risks could result from changes to future experience assumptions, unforeseen issues such as compensation claims, or adverse current experience such as a further sharp fall in asset values, or following the implementation of the proposals in CP 145 and CP 204.

If one or more of the Life Services businesses were to breach their minimum regulatory capital requirements, the FSA would look to HHG to take action to improve the capital position. This might require the relevant Life Services businesses to take certain steps for the security of policyholders, and might impose restrictions on the flow of capital from the relevant Life Services businesses. In the event of a breach, Life Services would work closely with the FSA to develop a plan to protect policyholder interests and restore regulatory capital to acceptable levels over time. The plan would seek to ensure that the financial resources necessary to meet responsibilities to policyholders were maintained and could include a number of measures, including changes to the mix of assets, a reduction in the bonus rates payable to policyholders or the sale of inadmissible assets. Such measures may have an impact on the level of assets which can be attributed to shareholders' funds.

Although there is no legal obligation for shareholders to contribute additional capital to prevent a breach of the minimum regulatory capital requirements or to correct an existing breach, if the capital margins of the Life Services businesses continued to be under threat after having taken the agreed action, the HHG Group would have to consider taking further measures to protect the capital margins, which may include raising additional capital in the form of debt or equity.

Both Pearl and London Life currently rely on waivers that allow them to bring implicit items into the required margin calculations to meet their regulatory capital requirements. The FSA has indicated that it would be prepared to renew the waivers for Pearl and London Life from November 2003 for a period of 12 months until November 2004, although as part of the process of aligning statutory and realistic solvency positions, the FSA has indicated that the waivers will be for a maximum of an implicit item of £350 million (previously £400 million) for Pearl and £60 million (previously £80 million) for London Life. For further details on the waiver, see "Pro forma realistic balance sheets" in this Part 7. It is highly likely that the RMMs of each life company will be breached if the waivers are not renewed. The Directors are not currently aware of any indication that the waivers will not be renewed.

National Provident Life currently relies on financial reinsurance to support its regulatory capital position.

Although the Life Services companies contain a number of different funds, capital adequacy is assessed at the company rather than the fund level. As at 30 June 2003, while the Pearl 90:10 fund showed a deficit, this was covered by assets within the Pacific fund. Under the current reporting regime, there is no requirement to formally transfer assets to clear the deficit.

The FARs of the Life Services life companies reflect the current regulatory regime for life insurers. This regime is changing in 2004 with the introduction of the Integrated Prudential Sourcebook. Amongst other things, this will require a more realistic assessment of the liabilities and risk based capital requirements of the business. The specific details of the new regulation are not yet finalised, although a consultation paper (CP 195) has been published. The consultation period does not expire until the end of November 2003. Further information relating to the new regulatory regime in the UK, including more information on CP 195, is set out in "The Integrated Prudential Sourcebook – the Proposed Capital Regime" in Part 11.

In the context of the estimated position of the Pearl with-profits fund under CP 195, it has been necessary for the board of Pearl to give an undertaking that the proportion of the surplus assets in the with-profits fund, which is attributable to shareholders, will be retained in the with-profits fund for as long as policyholder security and customer interests require and may not be released in any event before 2014 without the prior consent of the FSA. The commitment to withhold these transfers has provided additional capital support to the realistic balance sheet determined for the purpose of CP 195.

In addition, the board of Pearl has committed not to remove any capital or pay a dividend from Pearl without the consent of the FSA. This latter commitment is subject to ongoing review by the FSA.

As with the existing regime, there is a deficit within the Pearl 90:10 fund under CP 195. CP 195 proposes that it will be necessary to make a transfer between funds to clear any such deficit. In order to address this, Life Services intends to swap admissible assets from the Pacific fund with inadmissible assets in the Pearl 90:10 fund, principally the overcoat (the fund's investments supported by contingent loans to National Provident Life, as described in "Life Services" – "Structure of funds" in Part 4). Nevertheless, while the deficit remains, or if a deficit emerges at a future date, there is a risk that the ability of the non-profit funds to release capital will be constrained.

Pro forma realistic balance sheets

The Consulting Actuary has estimated the impact of CP 195 on the main life businesses and the table below sets out the estimated surplus asset positions of the businesses as at 30 June 2003, on the basis of the regulation set out in CP 195.

	Pearl Assurance £m	National Provident Life £m	London Life Limited £m
Admissible Assets[1]	14,874	7,915	2,865
Adjustment for non profit business	(3,471)	105	(1,122)
Available Assets	11,403	8,020	1,743
Realistic Liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover RCM	386	201	29
RCM	(311)	(151)	(29)
Free Capital	75	50	0

Note:

1. *Admissible assets held in both the long term and shareholder funds.*

The results in the above table are those arising from the FSA's realistic basis as defined in CP 195 adjusted in Pearl's case to reflect £50 million which will be received by Pearl as part of the restructure enabling HHG to acquire a controlling interest in AMP Invest, as if such transaction had been effective as of 30 June 2003. The Consulting Actuary has carried out a limited assessment of the impact of the FSA's proposed amendments to various aspects of the current statutory rules. Based on this work, HHG expects that the realistic basis will be either similar to, or more onerous than, the statutory peak for each of these companies.

At 30 June 2003, Pearl and London Life benefited from a waiver allowing it to bring an implicit item of £400 million into the regulatory capital calculation. These waivers were due to expire at the end of November 2003. The FSA has indicated that it would be prepared to renew the waiver from 30 November 2003 for a period of 12 months to a maximum of an implicit item of £350 million for Pearl and £60 million for London Life, but with future profit in respect of with profit business included only to the extent of the realistic excess surplus in respect of that business. There would be no corresponding limitation in respect of non-profit business.

This is part of the process of aligning statutory and realistic solvency positions, which the FSA is implementing over the next 12 months. The Appointed Actuaries for Pearl and London Life have calculated that if these form of waivers had been in place at 30 June 2003, the maximum implicit item that could be included in these calculations would have been £295 million (including an amount of £100 million for non-profit business) for Pearl and £60 million (including £12 million for non-profit business) for London Life. If these reduced implicit

items had been used in the 30 June 2003 calculation instead of the implicit item of £400 million and £80 million referred to above, the FARs at that time would have been 1.1% for Pearl and 0.4% for London Life.

The realistic basis adopted by the FSA contains a number of margins. In particular, inadmissible assets and future profits on non-participating business held outside the 90:10 fund are not permitted to be shown as an asset and the value of future contingent loan repayments and shareholder transfers (in scenarios where the 90:10 fund can afford to make these payments) are shown as a liability.

After the restructuring and capital movements, it is expected that Pearl will have approximately £100 million of inadmissible assets in respect of Pearl's investment in AMP Invest. These assets are excluded from the balance sheet shown in the above table. The asset values are based on the current asset valuation rules. In CP 145, the FSA expressed the intention to remove the option to use market valuation for certain types of non-insurance undertakings following implementation of the Financial Conglomerates Directive in the Integrated Prudential Sourcebook. The FSA has now confirmed this intention in a consultation paper published in October 2003 on the implementation of the Financial Conglomerates Directive (CP 204). It is proposed that the change will come into effect for financial years beginning on or after 1 January 2005. For further information, see "Additional Matters – Financial Conglomerates Directive" in Part 11. It is likely that, from the start of 2005, this could increase the inadmissible assets for Pearl by approximately £210 million, with a consequential effect on the assets shown in the above table. The strategic options available to the HHG Group to mitigate or offset the impact of these proposals, to the extent required to restore regulatory capital compliance, include a further restructuring of the assets held by Pearl, or raising additional capital in the form of debt or equity. Any additional capital raised, or made available through such restructuring, would be applied to the extent required, to acquire full ownership of AMP Invest from Pearl. This would alleviate the impact of CP 204.

In preparing the results in the above table, allowance has been made for the actions National Provident Life has taken since 30 June 2003, and is continuing to implement, to improve asset and liability matching. Without allowance for these changes, National Provident Life would have shown approximately £100 million less free capital as at 30 June 2003. Given HHG's current understanding of CP 195, as Pearl owns National Provident Life, this shortfall would also have affected the Pearl results by the same amount. Although the FSA requires this presentation as a result of the corporate structure, HHG believes that there is no legal requirement for Pearl to provide any further capital support to National Provident Life.

In addition to the requirements described above, the companies will be required to carry out an Individual Capital Assessment ("ICA"), based on which the FSA will be able to vary each insurer's regulatory capital requirements. The FSA will introduce a process for giving Individual Capital Guidance ("ICG") to firms. ICG will be set with reference to the specific business and control risks faced by each company and will take account of each company's ICA and any margins elsewhere in the business. Companies that can demonstrate that they have identified and assessed their risk and have appropriate controls to mitigate those risks are expected to receive a lower ICG. The FSA has estimated initial ICG assessments might result in an increase of 25% of the required capital margins across the industry, varying by firm. It is not possible at the present time to assess the likely ICG for the Life Services companies.

Other life companies

The other life companies are effectively unit-linked companies whose assets and liabilities are closely matched. The FARs of these companies as at 30 June 2003 were:

PAULP	4.0%
PAUF	2.2%
LLLA	3.2%
NPI Limited	0.7%

Non life companies

The non life companies named above have always satisfied the FSA's minimum requirement and continue to do so.

Other Businesses

Towry Law

The minimum level of regulatory capital that must be maintained by each of the UK companies within the Towry Law group is based on the total annual expenditure of the company in the preceding financial year.

The Towry Law group also has a number of overseas subsidiaries that are subject to local regulation specific to the territory in which they operate. Appropriate levels of regulatory capital are maintained to meet the requirements of the local regulatory bodies.

AMPLE

AMPLE includes one regulated FSA undertaking, Interactive Investor Trading Limited. Interactive Investor Trading Limited's regulatory capital requirement is calculated using the initial capital requirement and complies with the FSA's financial resource requirements.

Virgin Money

Virgin Money is not a subsidiary of HHG and the capital requirements of Virgin Money are managed by its own management separately from the HHG Group, but it is included here for completeness. Virgin Money includes a UK life company, Virgin Money Life Limited, and has other subsidiaries, Virgin Money Unit Trust Managers Limited and Virgin Money Personal Financial Services Limited, where the minimum regulatory capital requirement is based on the annual expenditure in the preceding financial year.

Insurance Groups Directive

The Interim Prudential Sourcebook contains rules implementing the EU Insurance Group Directive. The rules introduce new arrangements for regulating insurance companies within an insurance group. The arrangements focus on three main requirements: (i) an adjusted-solo solvency test designed to ensure that an insurer's solo solvency position is not distorted by any investment it makes in a related company (i.e., double use of the same capital to cover risks in an insurer and its related companies); (ii) a parent undertaking solvency margin calculation designed to assess resources available to meet the overall insurance risk borne by a group; and (iii) monitoring material intra-group transactions.

Currently the requirement under (ii) is to prepare and submit a parent undertaking solvency margin calculation. The calculation is confidential between the company and the FSA as regulator. It is currently a reporting requirement only. However, the FSA has proposed that upon implementation of the Financial Conglomerates Directive, which will come into effect for financial years beginning on or after 1 January 2005, the insurance EEA group-wide capital adequacy calculation should become a 'hard' test to be passed as a matter of regulatory obligation rather than being a reporting requirement only. For further information, see "Additional Matters – Financial Conglomerates Directive" in Part 11. As at 31 December 2002, the calculations for AMP showed a positive position at both the AMP and the HHG levels. Following the Demerger, the HHG position should be materially improved through the proposed injection of capital. However, some of this improvement would be lost when the FSA removes the option to use market valuation for non insurance undertakings, following the implementation of the Financial Conglomerates Directive (see "Regulatory Capital – Life Services – Pro forma realistic balance sheets").

For further information on the regulatory environment of the HHG Group, see "Life Services – Life insurance market overview" in Part 4, "Risks associated with Life Services and Towry Law – Life Services' risk environment – Regulatory capital requirements" in Part 5 and "Life insurance business" in Part 11.

CURRENT TRADING AND PROSPECTS

The Board believes that, following the closure to new business, the repositioning of the investment portfolio and the consequent restructuring that incurred asset write-downs and reorganisation costs, the Life Services business is now well-positioned to manage efficiently the closed books of business and deliver management's objective of maximising shareholder value.

Since 30 June 2003, Henderson's total assets under management have remained broadly stable. Third party assets under management have grown as a result of improved equity markets and positive net new sales to certain retail and institutional clients, while the outflows from Life Services have been in line with the Directors' expectations.

In particular, Henderson has experienced net fund inflows to its continental European retail product, Horizon, and further growth in its absolute return and collateralised debt obligation funds. Significant client commitments have also been secured for European property investment. Outflows have occurred in respect of certain funds managed on behalf of AMP Australia and are expected on the proposed liquidation of the Henderson Absolute Return Portfolio.

Witan, a long-standing client of Henderson Global Investors, has recently announced its intention to appoint a chief executive, who as part of his role will be responsible for managing and monitoring asset allocation. It is probable that this will result in some reduction of assets under management by Henderson on behalf of Witan, although the quantum of any reduction will not be known until the new chief executive is in place.

The persistency experience of Life Services fell in the first half of 2003 relative to the first half of 2002. The rates experienced by Life Services since 30 June 2003 remain in line with the Board's expectations, although there has been an acceleration in surrenders of Pearl unitised with-profits bond products, amongst others. The Directors expect that the Service Company will break even in 2004, due partly to the acceleration of cost cutting measures.

The Life Services businesses are in the process of determining bonus levels for the 2003 year in respect of traditional with-profits policies. Annual, or reversionary bonuses for with-profits policies have been, where determined, and otherwise are expected to be, maintained at rates similar to those for the previous year: for many policies this was nil. Terminal bonuses for with-profits policies are expected to be reduced. Bonus rates in respect of unitised with-profits polices have also been reduced.

HHG has not carried out a full valuation of its life funds since 30 June 2003 to recalculate the FARs, but the Directors are not aware of any factors that would have had a material adverse effect on those ratios.

HHG continues to monitor the likely impact of developments in CP 195 and CPs 145 and 204, in which the FSA has proposed that non-insurance undertakings will be valued on a surplus assets basis. For further information on CP 195, CP 145 and CP 204, see "Regulatory Capital Position" in Part 1, "Regulatory capital" in Part 7 and "The Integrated Prudential Sourcebook – the proposed capital regime" in Part 11. The Directors are not aware of any other factors that would have had a material adverse effect on the free capital in the realistic balance sheet described in "Regulatory Capital – Life Services – Pro forma realistic balance sheets" in Part 7.

The HHG pension scheme provides pension benefits on a final salary and defined contribution basis for all eligible UK employees of the HHG Group. In recent years, the HHG Group has enjoyed a contribution 'holiday' as the accumulated surplus was sufficient to fund the benefits as they accrued. The fall in investment markets over the last two years has eroded the surplus. There is no longer any surplus in the HHG pension scheme, and HHG will commence employer contributions to meet the cost of accruing benefits with effect from 1 January 2004.

As a result of the listing of HHG it is anticipated that transaction costs of £13 million will be borne by HHG in its 2003 results, of which £6 million was incurred in its results for the six months ended 30 June 2003.

The Directors believe that the strength of Henderson, together with the management actions taken to reduce risks in the Life Services life companies, provides a firm foundation for HHG's future as an independent listed entity. With the groundwork in place, the HHG Group is confident of its prospects for the remainder of the financial year, and is well positioned to benefit from continued market recovery.

Capital releases

Capital is required to cover the risk that future experience is more adverse than anticipated. These risks include market, credit, operational and other risks. The Market-Consistent Embedded Value is based on capital market-consistent techniques to value both the assets and the liabilities. It primarily allows for market risks, and only allows to a limited extent for product, regulatory, operational, treasury or insurance risks. For a discussion of such risks, see "Risks associated with Life Services and Towry Law" in Part 5. Such risks could materially affect the amount and timing of any capital releases from the Life Services businesses.

A significant part of the capital required is held in respect of market risk. A wide range of outcomes is possible. Table H of the Consulting Actuary's report in Part 8 shows the effect of certain investment scenarios on the Market-Consistent Embedded Value.

Any release of this capital depends on building, and being demonstrably in a position to maintain, an excess of capital beyond that which the FSA requires each of the regulated entities to hold. Given the uncertainty surrounding the new requirements and in particular the proposed Individual Capital Assessments which companies will be required to carry out, any projections of likely future capital releases from Life Services would be highly speculative at this time.

Following the Demerger, Pearl will own a number of the other investments of HHG, including, but not limited to, a minority shareholding in, and loan to AMP Invest, together with full ownership of National Provident Life, PAUF and PAULP. To the extent that capital is released from these companies, it may need to be retained by Pearl to meet its own capital requirements.

Pearl has given a binding undertaking to the FSA which may mean that future shareholder transfers from the Pearl 90:10 fund may not be made or may be deferred. In any event, these shareholder transfers may not be made before 2014 without the prior consent of the FSA. Principles have been agreed between Pearl and the FSA to ensure that such shareholder interests are retained in the Pearl 90:10 fund for as long as policyholder benefits require support. Pearl has agreed that shareholder transfers will only be made when accumulated shareholder interests (less any prior support given to policy benefits) are clearly no longer required to ensure that Pearl can meet policyholders' reasonable expectations, or when there are no remaining policyholder obligations, if earlier.

In addition, the board of Pearl have committed not to remove any capital or pay a dividend from Pearl without the consent of the FSA. This latter commitment is subject to ongoing review by the FSA.

Subject to the capital required to meet the remaining risks in the business, it is reasonable to assume that the balance would gradually become available for release from the regulated entity as the business runs off. It is unlikely that any material releases of capital will take place for a number of years.

DIVIDENDS

The declaration of dividends is subject to the discretion of the Board. The level of dividends declared by the Board is subject to a number of factors, including the financial results of the HHG Group, the general business and economic environment, ongoing capital requirements, ongoing cash requirements and any other factors the Directors may consider relevant.

Going forward, it is the Board's intention to pay dividends to the extent that they can be funded by surplus cash earnings from its operating subsidiaries and/or transfers from the life companies. As a result of a number of factors, including the uncertainty surrounding the impact of the anticipated future regulatory capital requirement of the life companies, it is not envisaged that there will be sufficient cash earnings or transfers arising at the holding company level to facilitate the payment of a dividend in the near term, during and in respect of, 2004 and 2005.

In the longer term, the Board expects the cash earnings of its operating subsidiaries to improve and capital to be released from the life companies of the HHG Group as policies mature or are surrendered. These resources will be used, to the extent possible, to fund dividend payments. The Board considers that the payment of a sustainable dividend in cash is desirable. However, as this goal is dependent on a number of factors, some of which are outside the Board's control, no assurance can be given regarding the amount and timing of dividends.

ACCOUNTING STANDARDS

International reporting standards

International Financial Reporting Standards ("IFRS") are to be adopted for all EU listed companies for financial years beginning on or after 1 January 2005. This will mean that HHG will be required to report under IFRS for the year ending 31 December 2005.

Certain significant components of the proposed IFRS in relation to insurance contracts are yet to be released. The International Accounting Standards Board ("IASB") has split the insurance contracts requirements into two phases. The IASB is scheduled to issue its exposure draft on phase I shortly, with an expectation that a standard will be issued in early 2004. This will allow adoption for 2005. Phase II, which deals with true risk related insurance contracts, is unlikely to be issued in an exposure draft until the end of 2004, with a planned effective date of 2007 or 2008. Until phase II is operative, reporting of risk related insurance contracts will continue to be based on local GAAP.

Summary of differences between AGAAP and UKGAAP

Prior to the Demerger, AMP reported its results, including those of the businesses which now comprise the HHG Group, under AGAAP.

The most significant differences between AGAAP and UKGAAP reporting relate to:

- the requirement under AGAAP to carry all investments of life companies including subsidiary undertakings at market value; and
- the reserving basis used for long term insurance business.

Under AGAAP, life assurance companies are required to carry all investments, including investments in subsidiaries and associates/joint ventures, at market value. Under UKGAAP, goodwill is recognised on all subsidiaries at the date of acquisition. Thereafter, consolidated accounts reflect the net assets of subsidiaries together with any unamortised goodwill. Associates are accounted for using the equity method.

Under AGAAP any difference between the net assets of a subsidiary reflected in the consolidated accounts of the life insurer and the market value of that subsidiary is accounted for as an asset, the excess of market value over net assets ("EMVONA"). There is no amortisation of EMVONA.

Goodwill, being the difference between the purchase price and the fair value of net assets acquired, is recognised under AGAAP on the controlled entities of non-life insurance entities. Goodwill is amortised over the period in which benefits are expected to be received, up to a maximum of 20 years.

The AGAAP results for life companies are based on the Margin on Services (MoS) basis of recognition, which seeks to recognise the profit on long term insurance and investment contracts over the period during which the services are provided using a proxy for delivery of the service, such as the bonuses declared on with-profit business.

MoS seeks to use the best estimate assumptions for future experience when first determining the profit to be made on a contract that has been sold and recognises any deviation from that expected experience through experience profits.

The most significant difference however between AGAAP and UKGAAP is in life company profit recognition. UKGAAP is a more prudent basis of profit recognition than AGAAP – aligning itself to the UK statutory basis, which would include prudent margins in the basis of reserving. AGAAP on the other hand is a best estimate basis of profit recognition – using the best estimate based on evidence available at the time. Typically therefore UKGAAP recognise life profits later than AGAAP.

There are other adjustments found in UKGAAP profit that are not present in AGAAP. The most material is the amortisation of goodwill under UKGAAP that is avoided under AGAAP if the entity is in a 'market value' environment and that market value is not impaired.

It is expected that from the date of the Demerger the UKGAAP modified statutory solvency basis will be the only basis of reporting for the HHG Group, subject to the FSA introducing its proposed 'realistic reporting' regime.

71 High Holborn
London WC1V6TH
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Fax: 020 7170 2222

Management Consultants
and Actuaries

Tillinghast-Towers Perrin

27 November 2003

The Directors
HHG PLC
4 Broadgate
London EC2M 2DA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Cazenove & Co Ltd
20 Moorgate
London EC2R 6DA

UBS AG
1 Finsbury Avenue
London EC2M 2PP

Ladies and Gentlemen

CONSULTING ACTUARY'S REPORT

1. Introduction

Tillinghast-Towers Perrin has been engaged by HHG plc ("HHG") to provide actuarial advice and opinions on certain matters in connection with the proposed listing of HHG on the London Stock Exchange.

This report, which has been produced for inclusion in the Listing Particulars prepared by HHG, sets out the scope of the work that we have been engaged to undertake and summarises the results of our work. The reader's attention is drawn to Section 18 of this report which sets out certain reliances and limitations relating to the use of the report. Terms defined in the Listing Particulars have the same meaning in this report. Certain of the tables in this report may not add exactly due to rounding.

This report should be read in conjunction with the Listing Particulars, which provides a more complete description of the business of, and the risk factors relating to HHG.

2. Basis of Preparation

The results set out in this report are presented on the assumption that the proposed Demerger and the related capital and corporate restructurings had taken place as at 30 June 2003. Details of the proposed capital and corporate restructurings may be found in Part 3 of the Listing Particulars.

3. Scope of Work

The scope of our work, which relates solely to Life Services, was as follows.

- To determine the embedded value based on a capital-market-consistent approach ("Market-Consistent Embedded Value"), as at 30 June 2003 (Section 6).

- To determine the embedded value using traditional methods ("Traditional Embedded Value"), as at 30 June 2003 (Section 7).
- To provide commentary on the differences between the Market-Consistent Embedded Value and the Traditional Embedded Value (Section 8).
- To provide commentary on the material differences between the Traditional Embedded Value we have determined and that as previously reported AMP Ltd as at 30 June 2003 (Section 9).
- To determine the sensitivity of the Traditional Embedded Value and Market-Consistent Embedded Value to changes in certain assumptions and scenarios (Section 10).
- To provide a realistic balance sheet and risk capital margin requirement for Pearl Assurance plc ("Pearl"), National Provident Life Ltd ("National Provident Life") and London Life Ltd ("London Life") on the basis set out by the Financial Services Authority ("FSA") in its Consultation Paper 195, dated August 2003 (Section 11).
- To provide further commentary on the capital position of Life Services (Section 12).
- To provide a projection of net cash flows illustrating the run-off pattern of the business of Life Services (Section 12).

For the purposes of this report, the companies within Life Services which have been valued using embedded value techniques comprise: Pearl Assurance plc; Pearl Assurance (Unit Funds) Ltd; Pearl Assurance (Unit Linked) Pensions Ltd; London Life Ltd; London Life Linked Assurance Ltd; National Provident Life Ltd; NPI Ltd and AMP (UK) Services Ltd.

We have been instructed by HHG to include the following entities in the Traditional and Market-Consistent Embedded Values of Life Services at their net asset values: AMP (NPI) Holdings Ltd; AMP (UK) PGI Ltd; Pearl ISA Ltd; Pearl Unit Trusts Ltd; AMP (NPI) Payments Ltd; AMP (UK) Trustees Ltd; AMP Portfolio Managers Ltd; NPI Asset Management Ltd; NPI Investment Managers Ltd; NPI Self Invested Personal Pensions Ltd; AMP (UK) Financial Services Ltd; London Life Holdings Ltd; London Life Group Services Ltd and London Life Trustees Ltd. The total net asset value in respect of these entities included in the Traditional and Market-Consistent Embedded Values of Life Services as at 30 June 2003 is £50 million.

Our valuation of Life Services excludes Henderson; Gruppo Banca Popolare di Lodi; Towry Law; Virgin; and Ample and Interactive Investors Group. These companies have loans or equity capital, either directly or indirectly from Pearl, and such amounts have been ascribed nil value within the Market-Consistent and Traditional Embedded Values. This is to reflect the business unit structure of HHG. However, for the realistic balance sheet analysis (see Section 11) these assets have been ascribed their admissible value.

For the avoidance of doubt, our scope of work in respect of Life Services does not include the following entities, because these form part of the Corporate rather than the Life Services business unit: HHG; AMP (NPI) Finance Ltd; AMP (UK) Finance Services plc; AMP Invest plc; Michie European Holdings BV; Oyster Holdings Co Ltd; Oyster Overseas Ltd; Pearl Assurance Group Holdings Ltd; Pearl Group Ltd; and AMP Financial Planning Ltd.

In respect of the greater part of Life Services, we have constructed cash flow models of the businesses based on in-force policy data as at the valuation date. For the rest of Life Services, principally in respect of product lines originating within National Provident Life, we have used the output from models developed by Life Services, which we have reviewed, for the basis of our opinions.

4. Framework – Traditional and Market-Consistent Embedded Values

4.1 Traditional Valuation Techniques

Embedded value is a term commonly used to refer to an actuarial economic valuation technique that has been in widespread use in the insurance and wealth management industry for well over a decade. An embedded value is an estimate of the economic value of a company, excluding the value of any future business that the company may be expected to write. It provides stakeholders with a value-oriented view of a business that is not unduly distorted by local accounting conventions and so is reasonably comparable across jurisdictions.

The primary technique that has traditionally been used by actuaries to determine embedded value and value of new business results consists of projecting best-estimate future distributable profits expected to be generated by the business, and discounting these to a present day value using a risk-adjusted discount rate. Distributable profits are cash flows less the increase in capital and provisions required to support the business. For the purposes of this document, we will use the term "Traditional Embedded Value" to refer to embedded value results developed using this technique.

In determining Traditional Embedded Value results, both the cost of assuming risk and the costs associated with providing capital to support a business are allowed for implicitly by using a risk-adjusted discount rate to discount future projected distributable profits. Determining the risk-adjusted discount rate that appropriately reflects the risk profile of the business is therefore a crucial step in the valuation process. One of the key risks associated with writing life insurance business, which traditionally has been allowed for in the risk-adjusted discount rate, arises from the existence of policyholder financial guarantees and options embedded within products, particularly participating products (typically referred to as with-profit products in the UK). Recent falls in equity markets and interest rates have increased the value to policyholders of these financial guarantees and options, particularly in the UK, to such a point that it is difficult to allow appropriately for them using the risk-adjusted discount rate mechanism. This issue is particularly acute for thinly capitalised participating funds. Consequently, where such features are present, the financial community has begun to apply significant discounts to Traditional Embedded Value results.

4.2 Market-Consistent Valuation Techniques

In recent years alternative methods for allowing for risk and the cost of capital in the determination of embedded values have begun to be used by the actuarial profession. These methods, known as market-consistent valuation techniques, are widely accepted in financial markets and are used in the pricing of a range of financial instruments. They allow for the cost of risk associated with writing life insurance and wealth management business in a more direct and specific way and remain valid in a broad range of circumstances, including periods of change in financial markets such as we have recently seen. For the purposes of this document, we will use the terms "Market-Consistent Embedded Value" to refer to embedded value and value of six months' sales results developed using market-consistent techniques.

In determining Market-Consistent Embedded Value results, the cost of assuming market-related risk is allowed for explicitly. As a consequence, a risk-adjusted discount rate is no longer required. Rather, the impact of market risk on economic value is assessed by firstly identifying the market-related risks to which the business is exposed and then pricing them relative to the pricing of similar risks observed in financial markets. We focus on market-related risk since, under modern finance theory, other risks that the market regards as diversifiable do not significantly affect value.

In respect of the business of Life Services, the two most important market risks to be taken into account are: (i) risks associated with the provision of policyholder financial guarantees and options embedded within life insurance products; and (ii) risks associated with mismatches between assets and liabilities, and revenues and expenses.

In addition, Market-Consistent Embedded Values allow explicitly, rather than implicitly, for the costs associated with providing capital to support a business. These primarily arise from two sources: the cost of double taxation, and Agency Costs. Agency Costs is the term used in modern financial economics to refer to the cost of ceding direct control of the shareholders' capital to management. Agency Costs are discussed in greater depth in Section 4.3.

4.3 Key Aspects of Market-Consistent Valuation Methodology

The Market-Consistent Embedded Value comprises the aggregate of the net assets for the relevant companies, and the market-consistent value of in-force business, with an adjustment for the impact of corporate structure on value to the extent that this relates to the business currently in force.

The market-consistent value of in-force business of a company can be determined by subtracting the market-consistent value of liabilities at the valuation date from the market value of tangible assets backing these liabilities.

The market-consistent value of liabilities has been determined by calculating the present value of expected future liability cash flows, allowing explicitly for the impact on value of mismatch risk and policyholder

financial guarantees and options. Policyholder financial guarantees and options typically arise in respect of participating business – traditional and unitised with-profit – where any profits generated are shared between policyholders and shareholders, but losses above a certain level are borne fully by shareholder assets within the company.

In order to calculate the market-consistent value of liabilities, we have allowed for the impact on value of market-related risk by adjusting the future expected cash flows, rather than by discounting at a risk-adjusted rate of return. The adjusted cash flows (referred to as risk-neutral cash flows) are then discounted to their present day equivalent using market swap rates, as a proxy for risk-free rates. Throughout this report we use the term "risk-free rate" to refer to these rates.

In determining the market-consistent value of liabilities we have allowed for the value of policyholder financial guarantees and options embedded within products. This has been achieved by performing stochastic projections under a range of possible future investment scenarios. We have used an economic scenario generator calibrated to market prices as at 30 June 2003 to produce scenarios of future interest rates, equity and property returns and inflation which are internally consistent. Payouts to policyholders were computed for each scenario, based on our understanding of the bonus and surrender value policies of the various companies and the guarantees and options inherent in the products. The projected policyholder payouts and other cash flows, projected on a risk-neutral basis, were discounted back to the valuation date using risk-free rates of return. The mean of the discounted policyholder payouts and other cash flows, including where appropriate the cost of policyholder financial guarantees and options, is the market-consistent value of liabilities.

We have allowed, in the Market-Consistent Embedded Value, for certain costs of capital associated with writing business through a corporate structure. The capital costs we have allowed for relate to the impact of double taxation, investment expenses and Agency Costs.

Double taxation costs arise when the tax payable on earnings in respect of shareholders' assets held in a company differs from that which would have been payable had the shareholders owned the assets directly.

Investment expenses arise both directly to investors when they trade and hold shares and where assets are held indirectly via a corporate structure. The indirect costs, where appropriate, have been allowed for in preparing the Market-Consistent Embedded Value.

Agency Costs represent the mark down that shareholders may apply to the value of a company's economic equity because they do not have direct control over its use. The level of Agency Costs will depend on such factors as shareholders' perceptions of the quality of management, the quality of financial reporting and control, and the way in which the company may be expected to manage capital in the future. Agency Costs are therefore company and shareholder specific.

In developing the Market-Consistent Embedded Value for Life Services, an element of Agency Cost is implicitly included in the best-estimate operating assumptions used within the projections. This is because the best-estimate operating assumptions, being based on historical and current experience, will automatically reflect the outworkings of the delegation of day-to-day control from shareholders to management. The most common example of this is in relation to expense assumptions.

In addition to this implicit allowance within the operating assumptions, shareholders may choose to allow for other sources of Agency Cost to reflect risks that would not be allowed for within standard operating assumptions. Such an additional allowance is highly subjective and shareholder dependent. For this reason, we have shown illustrative results on a range of potential assumptions regarding explicit Agency Costs. Illustrative Agency Cost allowances are expressed as a proportion of shareholder capital invested in the business, approximated by Market-Consistent Embedded Value prior to allowing for explicit Agency Costs. Readers of this report should form their own view as to the need for, and level of, an explicit Agency Cost allowance when using the results shown.

The Market-Consistent Embedded Values shown in this report include the present value of the cost of policyholder financial guarantees and options as at the valuation date. They may be expected to fluctuate significantly in response to market movements to the extent that the options and guarantees are not hedged. It should be noted that whilst the methodology we have used captures the cost of investment mismatch, financial guarantees and options contained within policy liabilities, there are other material,

non market-related, risks, as described in the Listing Particulars, that are not allowed for in a Market-Consistent Embedded Value.

4.4 Operating Assumptions

Unless otherwise stated, the best-estimate operating assumptions used to determine the results shown in this report have been set in accordance with the following principles.

- Future mortality rates and morbidity rates were based on an analysis of the recent experience of the particular entity (where available), general industry experience and, in some cases, population experience.

- Future discontinuance rates (including paid-up, premium dormancy and early retirement rates) were derived from an analysis of the recent experience of the particular entity.

  Recent experience in the UK has shown high observed lapse rates for certain investment product lines. This is most likely due to a combination of recent poor equity market conditions and the negative press coverage that certain of HHG's subsidiaries have received. We have assumed this is a temporary effect and have made an allowance for it by assuming that lapse rates are approximately double their long term rates over the 12 month period from 30 June 2003.

- Future policy servicing expense assumptions were based on an analysis of the recent experience of the particular entity, excluding certain one-off expenses in the case of Life Services. Per policy and per claim expenses were assumed to inflate at a rate consistent with assumptions regarding future economic conditions and investment earning rates. No allowance has been made for any reduction in unit costs due to future management actions. However, in respect of Life Services, we have allowed for the expected reduction in costs following closure to new business, to the level expected to be achieved by Life Services management in 2004.

  We have only considered expenses relating to companies within the scope of this report. In particular, no allowance has been made for the corporate overhead of HHG in excess of that charged to Life Services under current transfer pricing arrangements.

- Future investment expenses were based on the current scale of fees charged to Life Services. To the extent that this scale of fees includes profit margins for the investment managers within HHG, these margins have not been included in our assessment of the value of in-force business and the value of six months' sales.

- The effect of increases in existing premiums associated with indexation arrangements was included in the value of in-force business.

- In determining Traditional Embedded Values, future rates of bonus for traditional participating business, were set at levels which were supportable by the assets backing the respective funds as at 30 June 2003. For the Market-Consistent Embedded Values, bonus rates were set consistently with the company's current bonus policy as it would apply in the particular investment scenario. In respect of the bulk of the participating product lines within Life Services, it has been assumed that the only bonus additions will be in the form of terminal bonus, rather than annual bonuses. This is consistent with Life Services' current bonus practice.

- Current prudential reserving, paid-up and pricing bases were assumed to be maintained in the future. For certain products, surrender value bases were assumed to vary in response to changes in assumed investment conditions as projected in our stochastic economic scenarios.

- Projected company tax payable was allowed for at current rates. Current tax legislation was assumed to continue unaltered.

5. Key Points Regarding the Results

5.1 General

The following key points should be noted regarding both the Market-Consistent and Traditional values shown in this report:

- The prudential regulation of UK life insurance companies is undergoing a period of substantial change, which could increase capital requirements beyond the level we have assumed in this report, potentially affecting the values shown.

- The adjusted net assets shown include assets required to satisfy prudential capital requirements and to that extent are not immediately fully distributable to shareholders.

- The results assume that accounting provisions, including but not limited to those relating to general insurance business and compensation for possible misselling, are adequate.

- The results assume the continuation of current policy terms and conditions and the companies' interpretation thereof.

5.2 Market-Consistent Embedded Values

We have made no allowance in the values shown in this report for the effect on value of market-related risks in respect of assumptions underlying cash flows that may be partially correlated with the market. Such assumptions may include certain expenses, lapses and disability income claims payments. We are not aware of a sufficient body of credible evidence that supports the extent to which these assumptions exhibit market-related risk in practice and thus the degree of adjustment to value that would be appropriate. We have, however, provided a sensitivity analysis of the impact on value of changes in certain of the assumptions, on a non-correlated basis, underlying various cash flows to enable readers to make their own adjustment for such risks.

For Life Services, the cost of capital has been determined assuming that sufficient capital is retained to meet the new regulations as set out in Consultation Paper 195.

5.3 Traditional Embedded Values

Risk discount rates have been set having regard to general market practice in the UK and our perception of the risks inherent in the particular businesses. For the participating funds, which are thinly capitalised, there is a significant element of subjectivity in this assessment.

Future assumed investment returns were set for each asset class based on assumed margins over bond rates.

6. Life Services – Market-Consistent Embedded Value

Subject to the reliances and limitations set out in Section 13 of this report, and consistent with the basis of preparation set out in Section 2, our assessment of the components of the Market-Consistent Embedded Value of Life Services as at 30 June 2003 is set out in Tables A and B below.

The results are shown in aggregate and also split into three main constituent groups, namely:

- Pearl and National Provident Life,

- London Life, and

- The unit-linked, service and other non-life companies.

The main rationale for this grouping is to separate the participating business companies from the others. In addition, we have separately identified Pearl and National Provident Life from London Life to reflect their status as distinct investments of HHG.

Table A provides Market-Consistent Embedded Value results for Life Services excluding any explicit allowance for Agency Costs.

Table A

Life Services

Market-Consistent Embedded Value (Excluding Explicit Agency Costs)

As at 30 June 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service and Other Companies	Total
Adjusted net assets	291	21	181	493
Market-consistent value of in-force business	311	161	72	544
Cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value	476	177	247	900

We provide, in Table B below, illustrative Market-Consistent Embedded Value results allowing for differing levels of explicit Agency Costs. The appropriate level of such an allowance is subjective and so users of this report should form their own views as to an appropriate allowance for Agency Costs for their purposes. Further discussion regarding Agency Costs and the basis of our illustrative calculations may be found in Section 4.3.

Table B

Life Services

Illustrative Market-Consistent Embedded Value

As at 30 June 2003 (£m)

	Illustrative Level of Agency Costs[1]		
	0%	2.5%	5%
Market-Consistent Embedded Value (excluding explicit Agency Costs)	900	900	900
Agency Costs	0	(23)	(45)
Market-Consistent Embedded Value (including Agency Costs)	900	877	855

Notes

1. *Percent of Market-Consistent Embedded Value.*

The sensitivity of these results to alternative assumptions and economic scenarios is shown in Section 10 of this report.

In determining the results set out in Table A and Table B, the adjusted net assets for Life Services has been derived from the UK GAAP net assets of the constituent companies, excluding the value of any investments in HHG companies outside Life Services as described in Section 3.2. The derivation of the adjusted net assets is set out in Table C.

Table C

Life Services
Derivation of Adjusted Net Assets
As at 30 June 2003 (£m)

UK GAAP net assets after excluding the value of any investments in HHG companies outside Life Services and after pro-forma adjustments (see Part 10of the Listing Particulars)	1,009
Exclude intangibles[1]	(102)
Exclude London Life contingent loan[2]	(180)
Purchase National Provident Life loan from Pearl 90:10 fund[3]	(224)
Exclude accrued shareholder transfers in Pearl[4]	(10)
Adjusted net assets	493

Notes:

1. *The intangibles excluded are NPI Goodwill of £32 million, NPI deferred acquisition costs of £48 million, London Life future profits of £14 million and Pearl deferred acquisition costs of £8 million .*
2. *The value of the contingent loan is included in the value of in-force business and is excluded from the adjusted net assets.*
3. *The Pearl 0:100 fund is expected to buy on fair economic terms the loan provided by the Pearl 90:10 fund to National Provident Life, together with certain associated assets. The value of the contingent loan has been included within Pearl and National Provident Life's value of in-force business, and hence there is a negative adjustment in the derivation of the adjusted net assets..*
4. *The value of the accrued shareholder transfers is included in the value of in-force and is excluded from the adjusted net assets.*

7. Life Services – Traditional Embedded Value

Subject to the reliances and limitations set out in Section 13 of this report, and consistent with the basis of preparation set out in Section 2, our assessment of the components of the Traditional Embedded Value of Life Services as at 30 June 2003 is set out in Table D.

Table D

Life Services
Traditional Embedded Value[1]
As at 30 June 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Adjusted net assets	291	21	181	493
Value of in-force business	448	126	54	628
Cost of capital	(248)	(11)	(17)	(276)
Traditional Embedded Value	491	136	218	845

Notes

1. *At risk discount rates of 9.4% for Pearl & National Provident Life, and 7.4% for all other companies, representing margins above gilt rates of 5.0% and 3.0% respectively.*

The above components of the Traditional Embedded Value are net of company tax, but before allowance for taxation in the hands of an investor in HHG.

The sensitivity of these results to alternative assumptions and economic scenarios is shown in Section 10 of this report.

The Traditional Embedded Value is based on best-estimate operating assumptions as discussed in Section 4.4. Assumed pre-tax investment returns by major asset category were as set out in Table E.

Table E

Life Services

Assumed Pre-tax Investment Return (% per annum)

Equities	6.9
Property	6.4
Government securities	4.4
Cash	3.4

8. Life Services – Reconciliation of Market-Consistent to Traditional Embedded Value

An explanation of the main differences between the Market-Consistent Embedded Value (excluding explicit Agency Costs) and the Traditional Embedded Value of Life Services is set out in Table F. The table shows the effect of removing the traditional allowance for risk contained in the Traditional Embedded Value and replacing it with explicit allowances for risk determined using market-consistent approaches.

Table F

Life Services

Reconciliation of Market-Consistent (Excluding Explicit Agency Costs) to Traditional Embedded Value

As at 30 June 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Traditional Embedded Value	491	136	218	845
Removal of traditional cost of prudential capital	248	11	17	276
Removal of traditional allowance for operating profit risk	125	41	27	193
Allowance for policyholder financial guarantees and options	(230)	(3)	0	(233)
Allowance for other market related risks	(32)	(3)	(9)	(44)
Market-consistent cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value (excluding explicit Agency Costs)	476	177	247	900

The key difference between traditional and market-consistent valuation approaches is the manner in which they allow for the effect of risk on the valuation of a business. In our view, the choice of a risk discount rate of 9.4% for Pearl and National Provident Life, which is high relative to UK market norms, is appropriate, given that the resulting Traditional Embedded Value is in line with the Market-Consistent Embedded Value.

The Traditional Embedded Value allows for the effect of risk on the value of the business by discounting projected cash flows at a risk-adjusted discount rate. In removing the traditional allowance for risk, we add back the effect that the risk margin in the risk discount rate has on the valuation of both the prudential capital and operating profits. This conceptually gives the value that might be attributed to the business if all the best estimate distributable profits were certain, or free of risk.

The Market-Consistent Embedded Value allows explicitly for the market-related risks within the business. The cost of policyholder financial guarantees and options is determined using stochastic modelling techniques, as described in Section 4. The allowance for other market-related risks is the effect of removing the assumed excess investment returns of equity, property and corporate bonds over the risk free rate. But for the changes in asset mix that Pearl, National Provident Life and London Life have implemented in the last 12 months, the allowance for other market-related risks would have been significantly greater. The market-consistent cost of capital reflects the cost of double taxation and investment management costs in respect of assets projected to be held in excess of the amount expected to be required to meet total liabilities.

9. Life Services – Reconciliation of Traditional Embedded Value to Embedded Value as Previously Reported by AMP as at 30 June 2003

An explanation of the main differences between the Traditional Embedded Values shown in this report and those previously reported by AMP as at 30 June 2003 is shown in Table G.

Table G

Life Services

Reconciliation of Traditional Embedded Value to Value as Previously Reported by AMP as at 30 June 2003 (£m)

Embedded value as previously reported by AMP as at 30 June 2003[1]	1,341
Differences in assumptions	59
Differences in expense methodology	(129)
Other differences	(10)
Embedded Value as previously reported by AMP as at 30 June 2003 after adjustments[2]	1,261
Value of excluded investments (in other business units)	(416)
Traditional Embedded Value (Table D)	845

Notes:

1. *At risk discount margin of 5.0% pa.*
2. *Determined on a capital allocation consistent with the position reported by AMP as at 30 June 2003*

The key differences between the Traditional Embedded Value result shown in this report and that reported by AMP as at 30 June 2003 relate to the investments included and the recognition of future expense savings. The position as at 30 June 2003 included all net admissible assets for the life companies.

The adjusted net assets of Life Services shown in Section 6 of this report exclude all investments in other business units, which we understand is consistent with the approach HHG intends to adopt in presenting embedded values in future. If these assets were included, on the basis used by AMP for the position reported as at 30 June 2003, the Traditional Embedded Value of Life Services would have been £1,261 million as at 30 June 2003 (£845 million plus £416 million) and the Market-Consistent Embedded Value of Life Services would have been £1,316 million as at 30 June 2003 (£900 million plus £416 million).

The Traditional Embedded Value as previously reported by AMP as at 30 June 2003 assumed future expense savings. The results set out in this report do not anticipate expense savings. This reduced our Traditional Embedded Value by £88 million compared with that as previously reported by AMP as at 30 June 2003. We have also reduced the embedded values to reflect the Life Services' share of the staff pension scheme deficit, assessed on an FRS17 basis, of £41 million.

There are a number of other differences in projection models and methodology which in aggregate reduce value by £10 million.

10. Life Services – Embedded Value Sensitivities

In order to illustrate the effect of using alternative assumptions, we have shown in Tables H and I below the sensitivity of the embedded values to changes in key assumptions. Except as noted, for each sensitivity illustrated, all other assumptions have been left unchanged from those used to determine the base value. All of the sensitivities in respect of the Traditional Embedded Value have been determined at the central risk discount rates of 9.4% for Pearl and National Provident Life and 7.4% for all the other companies, with the exception of the risk discount rate sensitivity.

Sensitivities shown do not represent the boundaries of possible outcomes, but rather illustrate how certain alternative assumptions or scenarios may affect outcomes.

In Table H, the first four sensitivities are based on the scenarios specified by the FSA to determine the market risk component of required regulatory capital under the new rules that are being developed in the UK. The test has been developed to determine whether companies have adequate capital to cover the effect of sudden very significant changes in equity markets, property values, default margins on corporate bonds, and the level of the

fixed interest yield curve. As specified by the FSA, the changes are assumed to take place so rapidly that no action (such as selling assets and holding cash) is possible by management.

Table H

Life Services
Sensitivity of Market-Consistent Embedded Value (Excluding Explicit Agency Costs)
As at 30 June 2003 (£m)

	Embedded Value			
	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Base value (per Table A)	476	177	247	900
Equity: 10% fall	426	175	239	840
Property: 20% fall	389	163	246	798
Corporate spreads as per CP195[1]	373	136	245	754
Shift in yield curve[2]	498	180	247	925
Discontinuance rates increased by 25%[3]	477	179	204	860
Non-commission expenses increased by 10%[4]	476	177	171	824
Annuitant mortality reduced by 5%[5]	424	167	242	833

Notes

1. *The corporate bond spreads test is based on a widening of corporate bond spreads of 60 basis points for AAA rated and 70 basis points for BBB rated bonds.*
2. *This is based on a 90 basis point reduction in fixed interest yields. These numbers have been calculated on the basis that National Provident Life changes its asset mix as described in Section 16. Without this asset switch, the Market-Consistent Embedded Value for Pearl / National Provident Life would be more susceptible to a fall in yields, and the sensitivity result would be £415 million.*
3. *Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.*
4. *All non-commission expenses (other than investment expenses) were assumed to be 110% of the best estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements remain in force, then AMP (UK) Services is the only company affected by this change.*
5. *Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.*

Table I

Life Services
Sensitivity of Traditional Embedded Value
As at 30 June 2003 (£m)

	Embedded Value			
	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Base value (per Table D)	491	136	218	845
Risk discount rate 1% higher[1]	456	122	209	787
Risk discount rate 1% lower[1]	529	153	229	911
Pre-tax investment returns 1% lower with bonus rates changing commensurately[2]	459	134	203	796
Discontinuance rates increased by 25%[3]	508	138	183	829
Non-commission expenses increased by 10%[4]	491	136	151	778
Annuitant mortality reduced by 5%[5]	453	130	215	798

Notes:

1. *Risk discount rates in respect of each line of business were increased/decreased by 1% per annum, for example from 9.4% pa to 10.4% pa for Pearl & National Provident Life . No corresponding change was assumed in future investment returns.*
2. *Assumed future pre-tax investment returns in respect of each line of business were decreased by 1% per annum, for example from 4.5% pa to 3.5% pa. Future policyholder bonus and crediting rates were assumed to be adjusted commensurately. No corresponding change was assumed in opening asset values or in risk discount rates.*
3. *Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.*
4. *All non-commission expenses (other than investment expenses) were assumed to be 110% of the best-estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements remain in force, then AMP (UK) Services is the only company affected by this change.*
5. *Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.*

11. Life Services – Realistic Balance Sheets

The need for significant change to the existing framework for the prudential regulation of long term insurance business in the UK has been recognised for several years.

In particular, the current approach tends to overestimate the amount of capital available to cover prudential requirements when interest rates and equity markets are high, and underestimate available capital when the converse is true. The FSA flagged its intention to revise the approach to solvency regulation in June 2001 with the publication of Consultation Paper 97. Given the combination of the substantial fall in the UK equity market since its peak three years ago, and the significant decline in interest rates since the mid 1990s, the apparent regulatory solvency position of a number of UK participating funds has been weak. In response, in August 2002 the FSA requested the larger participating companies to provide balance sheet information on a more realistic basis, and further information has been requested as at each of 31 December 2002 and 30 June 2003.

At the end of August 2003, the FSA published a further consultation paper (Consultation Paper 195) setting out more detail regarding its thinking on how the existing regime should change. Interested parties have until 30 November 2003 to respond to FSA's proposals, which in turn are likely to be modified to some degree in the light of responses.

In essence, the proposed rules set out a framework to determine the total required capital resources as the greater of two calculations. The first of these is, broadly, determined similarly to the current rules, but with a number of amendments, some of which relax and some of which tighten various components of the calculations. The other calculation is based upon a realistic measure of assets and liabilities, and additional capital which reflects the company's business profile more appropriately than the current rules.

Whilst a degree of uncertainty surrounds the ultimate rules, we have been asked to present the realistic balance sheets of Life Services' participating business companies, namely Pearl, National Provident Life and London Life, as at 30 June 2003. The illustrative results, based on our understanding of Consultation Paper 195, are summarised in Table J below. The results should only be considered together with the comments after the table. In Table J, liabilities represent FSA defined best-estimate liabilities on a market-consistent basis, and the risk capital margin represents the excess assets required to support the business in adverse conditions. The adverse conditions which are used to determine the risk capital margin, as at 30 June 2003, are a combination of a 10% fall in equity markets, a 20% fall in property values, a significant widening in corporate bond spreads, a 90 basis point shift in fixed interest yields and a 50% reduction in persistency rates. The FSA is seeking to carry out further research in respect of the calibration and interaction of these stress tests. Any changes to the level of these tests could be expected to materially alter the results set out in this section.

The methodology and assumptions used to calculate the realistic liabilities are very similar to those used to calculate the Market-Consistent Embedded Values as described in Sections 4.3 and 4.4.

The realistic liabilities are determined on the assumption that management will take actions in accordance with Life Services' draft Principles and Practices of Financial Management. These Principles and Practices of Financial Management are required by the FSA to be finalised and published by March 2004.

Table J

Life Services
Illustrative Realistic Balance Sheets based on CP 195
As at 30 June 2003 (£m)

	Pearl	National Provident Life	London Life
Admissible assets[1]	14,874	7,915	2,865
Adjustment for non profit business	(3,471)	105	(1,122)
Available assets	11,403	8,020	1,743
Realistic liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover risk capital margin	386	201	29
Risk capital margin	(311)	(151)	(29)
Free capital	75	50	0

Notes:

1. *Admissible assets held in both the long-term and shareholder funds.*

The results in Table J are those arising from the FSA's defined realistic basis, as described in CP 195. We have carried out a limited assessment of the impact of the FSA's proposed amendments to various aspects of the current statutory rules. Based on this work, we conclude that the realistic basis will be either similar to, or more onerous than, the statutory peak for each of these companies. This is dependent on the FSA continuing to approve the use, by Pearl, of an intangible asset, technically a future profits "implicit item", beyond 30 November 2003 . We understand that this approval has been provided at a level which validates this conclusion. Further detail is provided in Part 7 of the Listing Particulars.

The realistic basis adopted by the FSA contains a number of margins, in particular, inadmissible assets and future profits on non-participating business held outside the 90:10 fund are not permitted to be shown as an asset and the value of future contingent loan repayments and shareholder transfers (in scenarios where the 90:10 fund can afford to make these payments) are shown as a liability.

After the restructuring and capital movements, it is expected that Pearl will have approximately £100 million of inadmissible assets in respect of Pearl's investment in AMP Invest. These assets are excluded from the balance sheet shown in Table J. We understand that the asset values shown in Table J, which have been determined by HHG, are based on the current asset valuation rules. In Consulatation Paper 145, the FSA expressed the intention to remove the option to use market valuation for certain types of non-insurance undertakings following implementation of the Financial Conglomerates Directive in the Integrated Prudential Sourcebook. The FSA has now confirmed this intention in Consultation Paper 204. It is likely, that from the start of 2005, this could increase the inadmissible assets for Pearl by approximately £210 million, with a consequential effect on the assets shown in Table J (see Part 7 of the Listing Particulars for further discussion).

In preparing the results in Table J, allowance has been made for the actions National Provident Life has taken and is continuing to implement since 30 June 2003 to improve asset and liability matching. Without allowance for these changes, National Provident Life would have shown approximately £100 million less free capital as at 30 June 2003. Given that Pearl owns National Provident Life, and based on our understanding of CP 195, this shortfall would also have affected the Pearl result by the same amount. Although the FSA requires this presentation, as a result of the corporate structure, it is our understanding that there is no legal requirement for Pearl to provide any further capital support to National Provident Life.

In addition to the requirement described above, companies will be required to carry out an Individual Capital Assessment (ICA), based on which the FSA will be able to vary each insurer's regulatory capital requirements. The FSA intend to introduce a process for giving Individual Capital Guidance (ICG) to firms. ICG will be set with reference to the specific business and control risks faced by each company and will take account of each company's ICA and any margins elsewhere in the business. Companies that can demonstrate that they have identified and assessed their risk and have appropriate controls to mitigate those risks are expected to receive a

lower ICG. The FSA has estimated that initial ICG assessment might result in an ICG increase of 25% of the required capital resources across the industry, varying by firm. It is not possible at the present time to assess the likely ICG for the Life Services companies.

12. Life Services – Further Capital Considerations

12.1 Amount

Capital is required to cover the risk that future experience is more adverse than anticipated. These risks include market, credit, operational and other risks. The Market-Consistent Embedded Value is based on capital-market-consistent techniques to value both the assets and the liabilities. It primarily allows for market risks, and only allows to a limited extent for product, regulatory, operational, treasury or insurance risks. Specific reference to such risks is covered in Part 5 of the Listing Particulars. Such risks could materially affect the amount and timing of any capital releases from the Life Services businesses.

A significant part of the capital required is held in respect of market risk. A wide range of outcomes is possible. Table H shows the effect of certain investment scenarios on the Market-Consistent Embedded Value.

12.2 Timing

Any release of the capital held within Life Services depends on building, and being demonstrably in a position to maintain, an excess of capital beyond that which the FSA requires each of the regulated entities to hold. Given the uncertainty surrounding the new requirements and in particular the proposed Individual Capital Assessments which companies will be required to carry out, any projections of likely future capital releases from Life Services would be highly speculative at this time.

A complicating factor is that following the Demerger, Pearl will own a number of other investments of HHG, including, but not limited to, a minority shareholding in, and debt from AMP Invest, together with full ownership of National Provident Life, Pearl Assurance (Unit Funds) Ltd and Pearl Assurance (Unit Linked) Pensions Ltd. To the extent that capital is released from these companies, it may need to be retained by Pearl to meet its own capital requirements. This could defer the release of capital further.

We understand that the Pearl Board has committed not to make any transfers to shareholder funds from the Pearl 90:10 fund until June 2014 and further, has committed that any capital releases from Pearl will be subject to the prior consent of the FSA.

Subject to the capital required to meet the remaining risks in the business, it is reasonable to assume that the balance would gradually become available for release from the regulated entity as the business runs off. It is unlikely that any material releases of capital will take place for a number of years.

To illustrate the business run off we have projected the net cash flows out of the policyholder funds. These have been determined as policyholder claims plus expenses plus tax less premiums less investment return. The investment returns are as set out in Table E.

The high projected net cash outflows for the 12 months following 30 June 2003 reflect the higher withdrawal rates assumed to apply as a result of AMP's recent adverse publicity, reductions in equity exposure, bonus cuts and closure of the sales force.


Life Services projected net cash outflows (£ millions)
2,000.0
1,800.0
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
-
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Year starting July
With Profits
Conventional Non Profits
Unit Linked

12.3 Quality

To manage funds effectively in a run-off situation, liquid assets need to be retained to fund policyholder claims. It is likely that any release of capital to shareholders will initially be in the form of illiquid assets, probably in the form of related party investments.

13. Reliances and Limitations

13.1 Reliances

In undertaking this work we have relied on audited and unaudited information supplied to us by, or on behalf of, Life Services for periods up to and including 30 June 2003 and on information from public sources. In particular, reliance was placed on, but not limited to, the accuracy of the following:

- Policy data in respect of business in force as at 30 June 2003 and new business written over the period 1 January 2003 to 30 June 2003.
- Audited financial statements for each of the insurance companies within Life Services, in the format of the returns to the FSA, as at 30 June 2003.
- Financial statements for each of the companies within as at 30 June 2003 as provided to us by Life Services.
- Business plans and forecasts of Life Services.
- Asset values as at 30 June 2003 of the companies comprising Life Services.
- The allocation of capital, allowing for pro-forma adjustments, between Life Services and the other businesses within HHG as at 30 June 2003.
- Premium rates, surrender values, commission rates, product charges and reinsurance terms for and Life Services.
- Product terms and conditions as described in product documentation and other written and oral descriptions of product features.
- Statistical data and experience investigations relating to the current and historical operating experience of and Life Services.
- Pearl, National Provident Life and London Life's assessments of policyholder reasonable benefit expectations, the draft Principles and Practices of Financial Management and the continuation of bonus policies.

- The continuation of Life Services' investment policies.
- Life Services' legal interpretation of contract terms and management actions.
- The adequacy of reserves for general insurance business.
- The adequacy of provision for staff pension scheme liabilities including for Life Services the assessment and apportionment of the FRS17 valuation result.

13.2 Limitations

In preparing the results shown in this report, we have only considered claims by policyholders in the normal course of business under the terms of the policies issued, and we have not reviewed the adequacy of any provisions for misselling or alleged misselling. In addition, we have assumed the adequacy of all provisions (as disclosed in the Listing Particulars) for all other liabilities (whether actual or contingent) of Life Services. Key areas of material risk in this regard are discussed in the Listing Particulars.

The Life Services capital structure contains numerous intercompany and related party loans and agreements. We have not reviewed these arrangements and have assumed that the balance sheets provided properly reflect the value of any resultant assets or liabilities.

Judgements as to the contents of this report should be made only after studying the report in its entirety, as the conclusions reached by review of a section or sections on an isolated basis may be incorrect.

The results shown in this report are based on a series of assumptions as to the future. It should be recognised that actual future results will differ from those shown, on account of changes in the operating environment and natural variations in experience.

The following points should be noted regarding the estimates of value shown in this report:

- The values shown are not intended to represent an opinion of market value and should not be interpreted in that manner. This report does not purport to encompass all of the many factors that may bear upon a market value.
- The base embedded values shown in this report are based on the market values of assets at the valuation date. Market values can be volatile and the components of embedded value should be expected to be affected by movements in the market value of assets.
- The values shown do not take into account possible transaction costs which might be incurred by the owners of Life Services or by a potential acquirer of or Life Services in the event of a transaction taking place. Neither do they take account of any potential synergy benefits should such a transaction take place.
- This report and the results, opinions and conclusions herein are presented as at 30 June 2003 and may be rendered inaccurate by developments after this date.

13.3 Disclosures and Consents

Tillinghast has provided advice on a number of matters to subsidiaries of both AMP and HHG in the recent past.

Tillinghast has given its consent to, and authorised for the purposes of Regulation 6(1)(e) of the Financial Services Act 2000 (Official Listing of Securities) Regulations 2001, the inclusion by HHG plc in the listing particulars dated 27 November 2003 of the report and statements attributed to Tilllinghast in the form and context in which they are included.

None of the signatories of this report controls a direct interest in shares in AMP or HHG.

Yours faithfully
Tillinghast-Towers Perrin

Martin Bradley FIA   Charles Pickup FIA

Part 9A – Accountants' reports on HHG PLC

The following is the text of the accountants' report on HHG PLC by Ernst & Young LLP.

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors
HHG PLC
4 Broadgate
London EC2M 2DA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

27 November 2003

Dear Sirs

ACCOUNTANTS' REPORT ON HHG PLC

We report on the financial information of HHG PLC, ("HHG"), formerly AMP (UK) PLC, and its subsidiaries ("the HHG Group") set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 27 November 2003 (the "Listing Particulars") relating to the proposed admission to the Official List of the UK Listing Authority and admission to trading on the London Stock Exchange of HHG PLC.

BASIS OF PREPARATION

The financial information set out in this report is based on the audited consolidated financial statements of HHG PLC for the three years ended 31 December 2000, 2001 and 2002 and the six months ended 30 June 2003 and has been prepared after making such adjustments as we considered necessary.

RESPONSIBILITY

Such financial statements are the responsibility of the Directors of HHG PLC.

The Directors of HHG PLC are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the UK Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the

consolidated financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the HHG Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

OPINION

In our opinion, the financial information set out below gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the HHG Group as at the dates stated and of its results, total recognised gains and losses and cash flows for the periods then ended.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Technical account for general insurance business

For the three years ended 31 December 2002 and the six months ended 30 June 2003

	Notes	31 Dec 2000 £m	31 Dec 2001 £m	31Dec 2002 £m	30 June 2003 £m
Gross premiums written	1.1	104	111	1	—
Outward reinsurance premiums		(9)	(156)	1	—
Net premiums written		95	(45)	2	—
Change in the provision for unearned premiums:					
Gross amount		(3)	3	47	—
Reinsurers' share		—	36	(36)	—
Change in the net provision for unearned premiums		(3)	39	11	—
Earned premiums, net of reinsurance		92	(6)	13	—
Allocated investment return transferred from the non-technical account	5.2	13	11	8	3
Total technical income		105	5	21	3
Claims paid:					
Gross amount		(78)	(62)	(68)	(20)
Reinsurers' share		9	22	60	16
Net claims paid		(69)	(40)	(8)	(4)
Change in the provision for claims:					
Gross amount		58	(10)	(21)	35
Reinsurers' share		(47)	84	24	(33)
Change in the net provision for claims		11	74	3	2
Claims incurred, net of reinsurance		(58)	34	(5)	(2)
Net operating expenses	2.1	(30)	(20)	1	1
Change in equalisation provision	1.2	(2)	(2)	3	1
Total technical charges		(90)	12	(1)	—
Balance on the technical account – general business		15	17	20	3

All activities relate to discontinued operations.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Technical account for long term business

For the three years ended 31 December 2002 and the six months ended 30 June 2003

	Notes	31 Dec 2000 £m	31 Dec 2001 £m	31Dec 2002 £m	30 June 2003 £m
Gross premiums written	4	2,286	2,297	2,136	877
Outward reinsurance premiums		(3)	(2)	(5)	(1)
Earned premiums, net of reinsurance	4.2	2,283	2,295	2,131	876
Investment income	5.1	4,727	1,829	1,394	682
Unrealised gains on investments	5.1	—	—	—	872
Other technical income	8	92	68	87	4
Total technical income		7,102	4,192	3,612	2,434
Gross claims paid		(3,215)	(3,208)	(3,352)	(1,727)
Reinsurers' share		15	13	20	13
Net claims paid		(3,200)	(3,195)	(3,332)	(1,714)
Change in the gross and net provision for claims		(13)	13	(18)	(21)
Claims incurred, net of reinsurance		(3,213)	(3,182)	(3,350)	(1,735)
Change in gross long term business provision*		(522)	(11)	2,368	(29)
Change in reinsurers' share		18	210	(218)	86
Change in long term business provision, net of reinsurance		(504)	199	2,150	57
Change in technical provision for linked liabilities, net of reinsurance		88	503	765	(408)
Change in other technical provisions, net of reinsurance		(416)	702	2,915	(351)
Net operating expenses	2.1	(487)	(477)	(530)	(158)
Investment expenses and charges	5.1	(194)	(152)	(298)	(687)
Unrealised losses on investments	5.1	(4,124)	(3,617)	(3,545)	—
Other technical charges**	2.2	(20)	(30)	(72)	(116)
Taxation credit/(charge) attributable to the long term business	6.1	41	125	233	(59)
Allocated investment return transferred to the non-technical account	5.2	71	91	—	2
Transfer from the fund for future appropriations	21	1,362	2,373	981	389
Total technical charges		(3,351)	(1,687)	(3,231)	(629)
Balance on the technical account – long term business	4.8	122	25	(54)	(281)
Tax attributable to the balance on long term business technical account	6.1	39	11	(23)	(121)
Profit/(loss) on long term business operations before tax		161	36	(77)	(402)

All activities relate to continuing operations

* *The change in gross long term business provision includes £242 million (2002: nil, 2001: nil, 2000: nil) of operating exceptional items. Further details are given in note 22.9.*

** *Other technical charges include £19 million (2002: £41 million, 2001: nil, 2000: nil) of operating exceptional items, being impairment of acquired PVIF. Further details are given in note 2.2.*

The table below provides a reconciliation between the analysis used in the segmental information in the 'Reconciliation of Group Operating Profit to Profit on Ordinary Activities Before Tax' and in note 3 of this report and the profit/(loss) on long term business operations before tax above:

	Notes	31 Dec 2000 £m	31 Dec 2001 £m	31Dec 2002 £m	30 June 2003 £m
Operating profit/(loss) before tax based on longer term investment return before operating exceptionals, amortisation of goodwill and acquired PVIF – Life Services	3.2	177	65	7	(32)
Amortisation of goodwill		(16)	(20)	(17)	—
Amortisation of acquired PVIF*	2.2	—	(9)	(9)	—
Impairment of acquired PVIF*	2.2	—	—	(58)	(27)
Other operating exceptional costs*	22.9				(343)
Profit/(loss) on long term business operations before tax		161	36	(77)	(402)

* *Amortisation and impairment of acquired PVIF and other operating exceptional costs have been grossed up at the tax rate attributable to the balance on the long term business technical account for the purpose of the reconciliation of group operating profit to profit on ordinary activities before tax and segmental information in note 3.*

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Non-technical account

For the three years ended 31 December 2002 and the six months ended 30 June 2003

	Notes	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Balance on the general insurance business technical account					
Discontinued operations		15	17	20	3
Balance on the long term business technical account					
Continuing operations		122	25	(54)	(281)
Tax charge attributable to balance on long term business technical account	6.1	39	11	(23)	(121)
Shareholders' pre-tax profit/(loss) from long term business		161	36	(77)	(402)
Investment income	5.1	174	98	101	21
Allocated investment return transferred from the long term business technical account	5.2	(71)	(91)	—	(2)
Unrealised losses on investments *	5.1	(49)	(28)	(16)	(116)
Share of operating profit in associates	13.5	(27)	(15)	(4)	(1)
Interest on loans to associates	13.5	8	7	6	—
Impairment of goodwill arising on acquisition of associates	13.5	—	—	—	(9)
(Loss)/profit from interest in associates		(19)	(8)	2	(10)
Investment expenses and charges	5.1	(99)	(91)	(92)	(46)
Allocated investment return transferred to the general business technical account	5.2	(13)	(11)	(8)	(3)
Other income	8	21	21	45	34
Other charges **	2.2	(115)	(81)	(400)	(461)
Operating profit/(loss) based on longer term investment return		71	(41)	(415)	(980)
Short term fluctuation in investment return	5.2	(66)	(97)	(10)	(2)
Profit/(loss) on ordinary activities before non-operating exceptional items and taxation		5	(138)	(425)	(982)
Non-operating exceptional items – profits on disposal of businesses	9	—	95	82	7
Profit/(loss) on ordinary activities before taxation		5	(43)	(343)	(975)
Tax on profit/(loss) on ordinary activities	6.1	(14)	(20)	39	102
Loss on ordinary activities after taxation		(9)	(63)	(304)	(873)
Ordinary dividend on equity shares	11	(128)	—	—	—
Preference dividend on non-equity shares	11	(34)	(30)	(25)	—
Retained loss for the financial year		(171)	(93)	(329)	(873)
Basic earnings per share	7	(12.1p)	(26.3p)	(90.1p)	(160.2p)

The inclusion of unrealised gains or losses in the profit and loss account to reflect the marking to market of investments in the balance sheet is deemed not to be a departure from the unmodified historical cost basis of accounting. Accordingly, a separate note of historical cost profits and losses is not given.

* *Unrealised losses on investments include £130 million (2002: nil, 2001: nil, 2000: nil) of operating exceptional items. Further details are given in note 5.1.*

** *Other charges include £379 million (2002: £330 million, 2001: nil, 2000: nil) of operating exceptional items. Further details are given in note 2.2.*

Statement of total recognised gains and losses

The HHG Group has no gains and losses other than the amounts shown in the profit and loss account.

Reconciliation of Group operating profit to profit on ordinary activities before tax

For the three years ended 31 December 2002 and the six months ended 30 June 2003

	Notes	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Henderson	3.1	114	65	54	13
Life Services	3.2	115	68	86	(40)
Other Businesses		(22)	(33)	(22)	(11)
Business unit operating profit/(loss)		207	100	118	(38)
Corporate costs		(8)	(10)	(10)	(5)
Operating profit/(loss)		199	90	108	(43)
Unallocated interest costs		(84)	(74)	(76)	(33)
Operating profit before tax based on longer term investment return before other operating exceptional costs, amortisation of goodwill and acquired present value of in force business ('PVIF')		115	16	32	(76)
Other operating exceptional charges, excluding impairment of goodwill and acquired PVIF	2.3	—	—	(124)	(580)
Amortisation & impairment of goodwill	2.2	(44)	(48)	(256)	(297)
Amortisation & impairment of PVIF	2.2	—	(9)	(67)	(27)
Short term fluctuation in investment return		(66)	(97)	(10)	(2)
Profit on disposals of businesses		—	95	82	7
Profit/(loss) on ordinary activities before tax		5	(43)	(343)	(975)

CONSOLIDATED BALANCE SHEET

At 31 December 2000, 2001 and 2002 and 30 June 2003

Assets	Notes	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Intangible Assets					
Goodwill	12	749	853	585	288
Investments					
Land and buildings	13.1	2,713	2,303	2,191	1,793
Investments in joint ventures					
– Share of gross assets		178	206	366	371
– Share of gross liabilities		(51)	(58)	(133)	(136)
– Loans		25	26	27	28
	13.4	152	174	260	263
Investments in associates	13.5	334	391	413	406
Other financial investments	13.6	28,716	25,803	23,035	22,730
		31,915	28,671	25,899	25,192
Assets held to cover linked liabilities	13.6	5,177	4,674	3,909	4,317
Reinsurers' share of technical provisions					
Provision for unearned premiums		—	36	—	—
Long term business provision	22	123	333	115	201
Claims outstanding	24	190	274	298	266
		313	643	413	467
Debtors					
Debtors arising out of direct insurance operations	14.1	80	103	30	28
Other debtors	14.2	237	706	591	382
Deferred tax asset	23.2	—	—	9	7
		317	809	630	417
Other assets					
Tangible assets	15	81	60	41	35
Cash at bank and in hand		27	161	223	151
Present value of acquired in force long term business	16	86	80	33	14
		194	301	297	200
Prepayments and accrued income					
Accrued interest and rent		297	248	258	292
Deferred acquisition costs	17.1	316	291	243	185
Other prepayments and accrued income	17.2	241	299	264	155
		854	838	765	632
Total assets		39,519	36,789	32,498	31,513

CONSOLIDATED BALANCE SHEET

At 31 December 2000, 2001 and 2002 and 30 June 2003

Liabilities	Notes	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Capital and reserves					
Called up share capital	18.2	804	804	804	804
Share premium	19	5	5	5	5
Capital reserve	19	2	2	292	292
Profit and loss account	19	350	257	(72)	(945)
Equity		711	618	763	139
Non-equity		450	450	266	17
Shareholders' funds	20	1,161	1,068	1,029	156
Fund for future appropriations	21	3,881	1,508	527	138
Technical provisions					
Provisions for unearned premiums		50	47	—	—
Long term business provision	22	25,947	25,958	23,590	23,619
Claims outstanding	24	410	407	446	434
Equalisation provision	1.2	8	10	7	6
		26,415	26,422	24,043	24,059
Technical provisions for linked liabilities		5,177	4,674	3,909	4,317
		31,592	31,096	27,952	28,376
Provision for other risks and charges					
Deferred taxation	23.2	356	180	—	—
Other provisions	26.1	35	73	197	237
		391	253	197	237
Creditors					
Creditors arising out of direct insurance operations		40	56	23	—
Debenture loans	25.1	1,327	1,219	1,449	1,415
Amounts owed to credit institutions	25.1	335	431	327	258
Other creditors including taxation and social security	27	552	898	752	764
		2,254	2,604	2,551	2,437
Accruals and deferred income		240	260	242	169
Total liabilities		39,519	36,789	32,498	31,513

CONSOLIDATED CASH FLOW STATEMENT

For the three years ended 31 December 2002 and the six months ended 30 June 2003

	Notes	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Operating activities					
Net cash inflow/(outflow) from operating activities	30.1	123	371	(223)	(373)
Returns on investments and servicing of finance					
Interest paid		(81)	(75)	(70)	(29)
Dividends paid to preference Shareholders		(34)	(30)	(25)	—
Net cash outflow from servicing of finance		(115)	(105)	(95)	(29)
Tax					
Corporation tax received/(paid)		15	(10)	(45)	15
Capital expenditure					
Payments to acquire tangible fixed assets		(15)	(51)	(2)	—
Receipts from sales of tangible fixed assets		4	6	—	—
Net cash outflow from capital expenditure		(11)	(45)	(2)	—
Acquisitions and disposals					
Net cash (outflow)/inflow from acquisitions and disposals	30.2	(507)	74	82	—
Equity dividends paid					
Equity dividends paid		(128)	—	—	—
Financing activities					
Capital contribution		—	—	290	—
New long term loans		62	13	524	—
Repayment of long term loans		(253)	(170)	(510)	(34)
Net cash (outflow)/inflow from financing activities		(191)	(157)	304	(34)
Net cash flows available for investment		(814)	128	21	(421)
Cash flows were invested as follows:					
(Decrease)/increase in cash holdings	30.5	(24)	32	199	(2)
Net (sales)/purchases of investments	30.4	(790)	96	(178)	(419)
Net investment of cash flows		(814)	128	21	(421)

The Cash Flow Statement does not include any amounts relating to long term business except cash transactions between the long term business and Shareholders and movements in the cash held by the Pacific fund.

NOTES TO THE FINANCIAL INFORMATION

ACCOUNTING POLICIES

Basis of presentation and consolidation

The financial information, which consolidate the accounts of HHG PLC (previously "AMP (UK) PLC") and its subsidiary undertakings, has been prepared in accordance with the special provisions for insurance groups of Section 255A of, and Schedule 9A to, the Companies Act 1985 except as noted for investment properties (see accounting policy on investments below). The financial information has also been prepared in accordance with applicable UK accounting standards and under the historical cost accounting rules, modified to include the revaluation of investments, and comply with the Statement of Recommended Practice issued by the Association of British Insurers.

The results of all material subsidiary undertakings are included in the consolidated accounts.

Principal associated undertakings (both associates and joint ventures) are accounted for by the equity method in the consolidated accounts. The profit or loss in respect of interests in associated undertakings attributable to the long term business fund are treated as unrealised gains or losses within the technical account for long term business. The profit or loss in respect of other investments in associated undertakings are included in the non-technical account.

On 30 June 2003 HHG issued 10 million ordinary shares with a par value of £1 each in exchange for AMPFSH's minority interest in Pearl Group Limited, which was deemed to have a value of £15 million. This transaction meets the FRS 6 definition of a group reconstruction in that it is a transfer of a shareholding in a subsidiary undertaking from one group company to another. As a result merger accounting has been applied. Consequently, the comparative financial information has been restated to include the results of the minority interest for all previous periods presented.

The financial information is based on the audited consolidated accounts of HHG PLC for the three years ended 31 December 2000, 2001 and 2002 and the six months ended 30 June 2003 and has been prepared making adjustments as follows:

(a) the businesses comprising Henderson Global Investors (Jersey) Limited and subsidiaries, Henderson Global Investors (Singapore) Limited and Henderson Global Investors (Japan) KK were all disposed of by HHG PLC to an AMP Limited company in prior periods and have now been re-acquired by HHG PLC as part of the Demerger. In this financial information the profit on disposal in 2002 of £5 million has been reversed and trading profits of the businesses since June 2002, being £3 million in the remainder of 2002 and £3 million in the six months to 30 June 2003 have been included;

(b) the results for the years ended 31 December 2000, 2001 and 2002 have been adjusted to account for investment income on Shareholders' funds backing the long term business and the general insurance business on the basis of the long term rate of return on those funds. The change of accounting policies creates transfers between the non-technical account and the long term and general business technical accounts but no change in the total profit/(loss) on ordinary activities; and

(c) interests in property limited partnerships (or "PLPs") within the long term business which effect or establish policyholder's rights or otherwise held as part of the HHG Group's investment portfolio are accounted for as joint ventures, associates or investments in land and buildings depending on the shareholdings and the terms of each partnership agreement. Where the partnership is managed by a contractual agreement such that no one party exerts control, notwithstanding the HHG Group's partnership share in the PLP, both direct and indirect, may be greater than 50% such PLPs have been accounted for as joint ventures. Here, the HHG Group's share of the respective PLPs' gross assets and gross liabilities are shown on the face of the consolidated balance sheet, in accordance with the requirements of FRS 9 "Associates and joint ventures". Where the HHG Group holds minority stakes in PLPs, with no disproportionate influence, the relevant investments are included in land and buildings at their market value. In the audited consolidated financial statements of HHG PLC for the two years ended 31 December 2000 and 2001, HHG's interests in associated undertakings and joint ventures attributable to the long term business were accounted for as Other Financial Investments and hence the balance sheets have been restated to accord with the revised policies.

General business

Basis of accounting

All classes of business have been discontinued. Provision has been made for obligations that have been incurred that are not expected to be covered by the future profits of the operation, including the expected future investment return on the related assets and their disposal.

Premiums

Written premiums are accounted for in the period in which the risk incepts. Estimates are included for premiums not notified by the year-end and provision is made for subsequent lapses.

Unearned premiums are calculated as the proportion of written premiums which relate to cover provided in the period after the balance sheet date. This is calculated on the 365ths method.

Claims

Full provision is made for the estimated cost of claims, including claims incurred but not reported after taking into account handling costs, anticipated inflation and settlement trends. Any difference between the estimated provision and subsequent settlement are dealt with in the technical accounts of later years.

Deferred acquisition costs

Deferred acquisition costs, comprising commission and other costs related to the acquisition of new insurance contracts, are deferred to the extent that they are attributable to gross written premiums which are unearned at the balance sheet date.

Equalisation provisions

Equalisation provisions have been established in accordance with the requirements of the Interim Prudential Sourcebook for Insurers to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility.

Long term business

Premiums

Premiums and annuity considerations are credited when they become due. Premiums in respect of linked long term business are recognised when liabilities arising from these premiums are created. Reinsurance premiums are charged when they are payable.

Funds at retirement under individual pension contracts left with HHG are classified as new business single premiums and for accounting purposes are included in both claims incurred and as single premiums within gross premiums written.

Claims

Claims payable on maturity are recognised when the claim becomes due for payment and on death are accounted for on notification. Surrenders are accounted for at the earlier of the payment date or when the policy ceases to be included within the provision for unit-linked liabilities or the long term business provision. Where claims are payable and the contract remains in force, the claim instalment is accounted for when due for payment. Claims payable include the costs of settlement.

Long term business provision and technical provision for linked liabilities

The long term business provision for non-linked business is determined by the Pearl, National Provident Life, NPI and London Life appointed actuaries following their annual investigations of the long term businesses. This provision is calculated initially to comply with the reporting requirements under the Interim Prudential Sourcebook for Insurers, principally using the net premium valuation method. Each calculation represents a point within a range of possible outcomes, and the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are given in note 22. It includes explicit provision for vested bonuses including those relating to the current declaration. No such explicit provision is made for future reversionary and terminal bonuses. The net premium valuation method makes implicit provision for these bonuses by reducing the valuation rate of interest. The statutory solvency basis of valuation is then adjusted by eliminating the undistributed surplus carried forward together with general contingency reserves and reserves required under the insurance companies legislation. The provision, which is

initially calculated on a statutory solvency basis, is adjusted to remove excessively prudent margins required for statutory solvency purposes.

The technical provision in respect of linked business is equal to the value of the assets to which the contracts are linked. An additional provision in respect of mortality and other risks on linked business is included in the long term business provision, calculated initially to comply with the reporting requirements under the Interim Prudential Sourcebook for Insurers using a gross premium cash flow method. This is then adjusted to eliminate any undistributed surplus carried forward together with general contingency reserves and reserves required under the insurance companies legislation.

Deferred acquisition costs

Acquisition costs, comprising all direct and indirect costs arising from the conclusion of insurance contracts, are deferred as an explicit acquisition cost asset, gross of tax, and amortised over the period in which the costs are expected to be recoverable out of margins from matching revenues from related policies and in accordance with the pattern of such margins. At the end of each accounting period, deferred acquisition costs are reviewed for recoverability, by category, against future margins from the related policies in force at the balance sheet date.

Profit recognition and the fund for future appropriations

HHG has adopted the modified statutory solvency basis approach in the determination of profit.

Surpluses arising from the participating long term business, as a result of the annual actuarial valuation of the related assets and liabilities, are subject to appropriation by the Directors of the relevant life company to participating policyholders, by way of bonuses, and to Shareholders. This determines the profit attributable to Shareholders reported in respect of participating business.

Any unappropriated surplus arising in long term funds, which includes participating business, is carried forward in the fund for future appropriations. All surplus in other business is attributable to Shareholders and included in profit.

The fund for future appropriations represents all funds the allocation of which to participating policyholders and Shareholders has not been determined at the balance sheet date. Transfers between the fund for future appropriations and the long term business technical account represent the changes in these unallocated amounts between balance sheet dates.

Terminal bonus

No explicit provision is made for non-guaranteed bonuses vesting within the long term business provision.

Pacific fund

During the mid-1990s, Pearl undertook an exercise to identify the extent to which unattributed surplus assets held within its with-profits fund could be attributed to shareholder contributions or historical shareholder entitlements, which had not been withdrawn from the fund. As a result of this exercise, £960m of assets were identified as being shareholder assets. £42 million of this capital was paid to the 90:10 fund in order to acquire the rights to expected profit from the newly formed 0:100 fund. The remaining £918 million of assets was formally attributed to Shareholders with the agreement of the UK regulator. A component of the agreement with the regulator was the formal segmentation of the Pearl long term fund into separate with-profits (90:10) and non-profit (0:100) components. The attributed assets, known as the Pacific fund, are an earmarked segment of the Pearl 0:100 long term fund. Under the terms of the agreement with the FSA ("FSA"), the attributed assets were required to remain within Pearl's long term fund for a period of five years and could then be withdrawn subject to Pearl's appointed actuary confirming that policyholder reasonable expectations would not be affected by the withdrawal. Although this five year period has expired, there is no current expectation that the assets will be distributed to Shareholders in the medium term. As a result, the consolidated net assets represented by the Pacific fund are considered non-distributable.

The results of all material subsidiary undertakings held by the Pacific fund are initially recorded in the long term business technical account, but are then transferred to the non-technical account. The transfer to the non-technical account is included in investment expenses and charges. Investment return on all other assets held by the Pacific fund is included in the balance on the technical account – long term business.

The Cash Flow Statement includes movements in cash held by the Pacific fund.

Investments

Investments are stated at current value at the balance sheet date, calculated as follows:

- Freehold and leased properties have been valued at open market value. Other than for leasehold properties where the lease has less than twenty years unexpired term, no provision is made for depreciation of investment properties. The Directors consider that as these properties are held for investment, to depreciate them would not give a true and fair view. Depreciation is only one of many factors considered in the independent valuation of such properties. It is the HHG Group's practice to maintain properties occupied by the HHG Group in a continual state of sound repair. Accordingly the Directors consider that the economic lives of these properties and their residual values, based on prices prevailing at time of acquisition or subsequent valuation, are such that any depreciation is insignificant and is thus not provided.

- Listed investments are stated at the middle market value.

- Short term deposits are included at cost.

- Other investments are shown at Directors' estimates of market value.

- Interests in property limited partnerships ("PLPs") within the long term business which effect or establish policyholder's rights or otherwise held as part of the HHG Group's investment portfolio are accounted for as joint ventures, associates or investments in land and buildings depending on the shareholdings and the terms of each partnership agreement. Where the partnership is managed by a contractual agreement such that no one party exerts control, notwithstanding the HHG Group's partnership share in the PLP, both direct and indirect, may be greater than 50%, such PLPs have been accounted for as joint ventures. Here, the HHG Group's share of the respective PLPs' gross assets and gross liabilities are shown on the face of the consolidated balance sheet, in accordance with the requirements of FRS 9 "Associates and joint ventures". Where the HHG Group holds minority stakes in PLPs, with no disproportionate influence, the relevant investments are included in land and buildings at their market value.

Investment income, realised and unrealised gains and losses on investments

Dividends are included as investment income on the date that shares become quoted ex-dividend. Interest and rents are included on an earned basis.

Realised gains and losses are reported in the profit and loss account and are calculated as the difference between net sale proceeds and the net carrying amount.

Long term business investment income and unrealised gains and losses are included in the technical account – long term business. Investment return is allocated from the technical account – long term business to the non-technical account so as to reflect the longer term investment return on investments directly attributable to Shareholders in the balance on the technical account.

An allocation of investment return from the non-technical account to the general business technical account is made based upon the level of technical provisions and capital allocated to back these provisions.

Goodwill

Goodwill arising on acquisitions, being the difference between the fair value of the purchase consideration and the fair value of net assets acquired, is capitalised in the balance sheet and amortised over its useful economic life or twenty years if shorter. The carrying value of goodwill is tested annually for impairment. Any impairment charge is recorded in the non-technical account in 'Other charges.'

Present values of acquired in-force business

The present value of acquired in-force business ("PVIF") is recognised in the balance sheet as an asset. To the extent that the PVIF will be recognised as profit over the remaining lifetime of the related in-force policies, it is amortised on a systematic basis, and the discount unwound, over the anticipated lives of the related contracts of the portfolios. The carrying value of the asset is tested annually for impairment. Any amortisation or impairment charge is recorded in the long term business technical account in 'Other charges'.

Fixed assets and depreciation

All items of capital expenditure are capitalised and depreciated on a straight line basis over their useful economic life.

Guarantee fund levies

Provision is made at the balance sheet date for levies declared by the Financial Services Compensation Scheme before completion of the financial statements. Provision is also made if it is more likely than not that a levy will be raised based on premium income, which has already been recognised in the financial statements.

Taxation

The HHG Group recognises deferred tax assets and liabilities on a discounted basis to reflect the time value of money. A discount rate has been selected that reflects the yield on government bonds which have a maturity date similar to the likely average period for assets upon which deferred tax liabilities and assets arise. Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date with the following exceptions:

- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable;
- Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxation profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax on changes in the fair value of investments is recognised in the profit and loss account.

The transfer from the long term business account to the non-technical account is grossed up at the effective rate of tax applicable for the year.

Pension costs

In accordance with SSAP 24, defined benefit pension costs are recognised on a systematic basis so that the cost of providing retirement benefits to employees is evenly spread over the service lives of the employees concerned. Variations arising from actuarial surpluses are spread over the average remaining service lives of members to the extent that the resulting credit does not exceed the regular cost. The HHG Group also operates a defined contribution scheme. Contributions are charged in the profit and loss account as they become payable in accordance with the rules of the AMP Pension Scheme.

Operating and finance leases

Assets used by the HHG Group which have been funded through finance leases are capitalised and the resulting lease obligations are included in creditors. Rental payments under operating leases are charged to the profit and loss account as incurred.

Borrowings

Borrowings issued at a discount are included in the balance sheet at their proceeds, net of expenses, together with any unamortised discount and issue expenses at the balance sheet date. The discount and expenses are charged to loan interest in the profit and loss account over the term of the borrowings. Interest payable and receivable related to interest rate swaps on the HHG Group's borrowings are included within investment expenses and charges in the profit and loss account.

Limited recourse bonds

Expenditure incurred in the issue of limited recourse bonds is amortised at a constant rate over the term of the loan and the carrying value of the liability represents the par value less amortised issue expenses. Some such liabilities are secured on a block of existing policies. When the repayment of the liability is contingent upon the emergence of the margins generated from future premiums or other income on the policies being securitised, the present value of the future margins which are expected to finance the repayment is classified as an asset in the balance sheet and included within Other Prepayments and Accrued Income. This asset is amortised in accordance with the repayment terms. The limited recourse bonds currently in issue are detailed in Note 25.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Exchange differences are taken to the profit and loss account.

NOTES TO THE FINANCIAL INFORMATION

1. Discontinued operations, general business gross written premiums

1.1 Discontinued operations gross premiums written

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	31 June 2003 £m
Motor	30	33	—	—
Property	67	70	—	—
Other	7	8	1	—
Total	104	111	1	—

1.2 Discontinued operations – Equalisation provisions

Equalisation provisions are established in accordance with the requirements of the Interim Prudential Sourcebook for Insurers to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility. These provisions, which are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date, are required by Schedule 9A to the Companies Act 1985 to be included within technical provisions in the balance sheet notwithstanding that they do not represent liabilities at the balance sheet date. This has had the effect of reducing Shareholders' funds by £6 million as at 30 June 2003, £7 million as at 31 December 2002, £10 million as at 31 December 2001 and £8million as at 31 December 2000. The movement in equalisation provisions during the period resulted in an increase in the general business technical account result and the profit before taxation of £1 million in the six months to 30 June 2003, £3 million in 2002, and a decrease of £2 million in 2001 and £2 million in 2000.

2. Net operating expenses and other charges

2.1 *Net operating expenses*

	Technical account General business				Technical account Long term business			
	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Acquisition costs								
Other	8	4	—	—	167	155	209	15
Commission	3	2	—	—	42	54	29	6
Change in deferred acquisition costs (see note 17.1)	1	2	4	—	25	23	44	58
Administrative expenses	18	12	(5)	(1)	253	245	248	79
	30	20	(1)	(1)	487	477	530	158

2.2 Other technical charges and other charges

	Technical account Long term business				Non-Technical account			
	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Amortisation of goodwill (note 12)	16	20	17	—	28	28	33	25
Impairment of goodwill (note 12)	—	—	—	—	—	—	206	272
Amortisation of present value of in-force business (note 16)	—	6	6	—	—	—	—	—
Impairment of present value of in-force business (note 16)	—	—	41	19	—	—	—	—
Other expenditure/charges	4	4	8	97	87	53	161	164
	20	30	72	116	115	81	400	461
Operating exceptional charge included above	—	—	41	19	—	—	330	379

Included in the other expenditure above is an exceptional charge in respect of the restructuring of the Life Services business during 2002. Restructuring costs of £16 million were paid during 2002 and a further £108 million was provided in 2002 to complete the closure of the direct sales force operations of life services (see note 26). Further exceptional costs of £107 million were incurred in the six months to 30 June 2003 in respect of the changes to the Life Services business arising from the proposed Demerger and the subsequent decision to close all Life Services life companies to new business. This was in respect of £64 million of restructuring costs, £34 million relating to the vacation of leasehold properties and £9 million of sundry other costs associated with the Demerger.

Also included in the table above are exceptional charges in respect of the impairment of the HHG Group's purchased goodwill. These have arisen from reviews by management at 31 December 2002 and at 30 June 2003. The discount rate used to calculate the impairment of goodwill was a risk free rate of 4.37% (2002: 4.63%), plus a risk factor of 6% (2002: 5%).

Amortisation and impairment of acquired PVIF have been grossed up at the tax rate attributable to balance on the long term business technical account for the purpose of the reconciliation of group operating profit to profit on ordinary activities before tax and segmental information in note 3. The tax attributable to the amortisation of acquired PVIF is nil (2002: £3 million, 2001: £3 million). The tax attributable to the impairment of acquired PVIF is £8 million (2002: £17 million).

2.3 Analysis of operating exceptional charges

For the three years ended 31 December 2002 and the six months ended 30 June 2003

	Technical account Long term business				Non-Technical account			
	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Impairment of goodwill (note 12)	—	—	—	—	—	—	206	272
Impairment of present value of in force business (note 16)	—	—	41	19	—	—	—	—
Restructuring costs (note 2.2)	—	—	—	—	—	—	124	107
Impairment of contingent loans (note 5.1)	—	—	—	—	—	—	—	130
Charges arising from changes in actuarial assumptions (note 22.9)	—	—	—	242	—	—	—	—
	—	—	41	261	—	—	330	509

Impairment of acquired PVIF and other operating exceptional costs have been grossed up at the tax rate attributable to balance on the long term business technical account for the purpose of the reconciliation of group operating profit to profit on ordinary activities before tax and segmental information in note 3. The tax attributable to the impairment of acquired PVIF is £8 million (2002: £17 million). The tax attributable to the charges arising from changes in actuarial assumptions is £101 million.

2.4 Depreciation

Net operating expenses include:	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Depreciation of tangible fixed assets	38	25	16	6

2.5 Analysis of staff costs

Staff costs comprise:	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Salaries and wages	318	301	239	103
Social security costs	26	18	22	11
Defined benefit pension costs/(credit)	4	(9)	—	—
Total	348	310	261	114

2.6 Average employee numbers

The average number of employees of the HHG Group during each period was as follows:

	31 Dec 2000 No.	31 Dec 2001 No.	31 Dec 2002 No.	30 June 2003 No.
Henderson	1,290	1,466	1,225	785
Life Services	8,641	7,650	5,440	3,255
Other Businesses	—	667	864	768
Total employees	9,931	9,783	7,529	4,808

It should be noted that the above information differs from the employee numbers disclosed in Part 6 of the Listing Particulars since that information is in respect of the number of employees at the relevant period end date. The majority of the reductions in the Henderson headcount reflect the disposals of Cogent and the private client asset management business in 2002.

2.7 Auditors' remuneration

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Statutory audit services	1.3	1.7	1.6	—
Statutory regulatory reporting	0.4	0.5	0.5	0.3
Non-statutory audit of half year financial information	—	—	—	1.5
Further assurance services	0.2	0.5	1.0	0.1
Tax advisory services	0.1	0.1	0.2	—
Other non-audit services	0.3	0.9	—	2.6
Total services	2.3	3.7	3.3	4.5

3. Segmental information – group operating profit and net assets

3.1 *Operating profit – Henderson*

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Revenue				
Total fee income	241	232	219	94
Investment income	6	5	4	1
Total revenue	247	237	223	95
Expenses				
Operating expenses	(171)	(161)	(157)	(78)
Depreciation and amortisation	(4)	(4)	(4)	(4)
Total expenses	(175)	(165)	(161)	(82)
Underlying operating profit	72	72	62	13
Transformation costs	(13)	(7)	(8)	—
Non- recurring performance fee	55	—	—	—
Operating profit before tax	114	65	54	13

3.2 Operating profit before exceptional costs, amortisation of goodwill and PVIF – Life Services

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Earned premiums, net of reinsurance	2,283	2,295	2,131	876
Claims incurred, net of reinsurance	(3,213)	(3,182)	(3,350)	(1,735)
Net investment return	553	(1,821)	(2,409)	873
Operating expenses and other technical charges	(491)	(444)	(497)	(255)
Changes in other technical provisions, net of reinsurance	(416)	702	2,915	(109)
Taxation	99	142	236	(71)
Transfer from the fund for future appropriations	1,362	2,373	981	389
Total from the long term technical account	177	65	7	(32)
General insurance	15	15	19	4
Service company	(94)	(13)	16	(18)
Shareholder interests	17	1	44	6
Operating profit/(loss) before exceptional costs, amortisation of goodwill and PVIF	115	68	86	(40)

3.3 Geographical analysis of operating profit

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Henderson				
UK	67	70	63	16
Europe	—	1	(2)	(1)
United States	5	1	—	(3)
International	—	—	1	1
Total operating profit before transformation costs, non-recurring performance fees and tax	72	72	62	13

	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Towry Law (included in other businesses)			
UK	(7)	(5)	1
International	—	(7)	—
Total	(7)	(12)	1

All operating profit in respect of other businesses arises in the UK.

3.4 Net assets by business and geographical segment

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Henderson				
UK	351	333	301	278
Europe	55	54	44	55
United States	2	5	13	8
International	4	1	6	12
Total Henderson	412	393	364	353
Life Services	1,767	1,481	1,557	827
Other Business	155	209	138	66
Corporate	60	61	60	(34)
Net assets	2,394	2,144	2,119	1,212
Financed by:				
Capital and reserves	1,161	1,068	1,029	156
External loans	963	857	1,090	1,056
Internal borrowings	270	219	—	—
	2,394	2,144	2,119	1,212

The net assets of Life Services, Other Businesses and corporate are employed in the UK.

4. Segmental information – Long term business

Almost all business is direct and written in the UK in respect of continuing operations.

4.1 Analysis of gross premiums written

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Premiums from individuals	2,100	2,200	1,891	737
Premiums from group contracts	186	97	245	140
	2,286	2,297	2,136	877
Life business	890	804	747	196
Annuity business	208	252	208	109
Pension business	1,188	1,241	1,181	572
	2,286	2,297	2,136	877

4.2 Analysis of earned premiums, net of reinsurance

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Premiums from individuals	2,097	2,198	1,886	736
Premiums from group contracts	186	97	245	140
	2,283	2,295	2,131	876
Life business	887	802	742	195
Annuity business	208	252	208	109
Pension business	1,188	1,241	1,181	572
	2,283	2,295	2,131	876

4.3 Analysis of gross premiums written by way of direct insurance split by premium type

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Regular premiums	829	905	789	418
Single premiums	1,457	1,392	1,347	459
	2,286	2,297	2,136	877

4.4 Analysis of gross premiums written by way of direct insurance split by contract type

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Non-profit contracts	409	429	376	240
With-profits contracts	1,326	1,340	1,214	332
Linked contracts	551	528	546	305
	2,286	2,297	2,136	877

4.5 Analysis of new gross written premiums

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Life business	502	495	449	37
Annuity business	204	113	112	108
Pension business	909	893	878	334
Direct	1,615	1,501	1,439	479

Industrial branch premiums of £17 million in 2003, £47 million in 2002, £62 million in 2001 and £78 million in 2000 are classified as regular premium with-profits life business in the above analysis.

4.6 New business annual premium equivalent

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Annualised premium equivalent	304	248	227	66

4.7 Analysis of new gross premiums written by way of direct insurance

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Regular premiums (annualised)	158	109	92	20
Single premiums	1,457	1,392	1,347	459
	1,615	1,501	1,439	479
Non-profit contracts	357	351	354	210
With-profit contracts	769	751	711	89
Linked contracts	489	399	374	180
	1,615	1,501	1,439	479

In classifying new business premiums, the basis of recognition adopted is as follows:

- Incremental increases on existing policies are classified as new business premiums.
- Rebates from the Department of Social Security are classified as new single premiums.
- Funds at retirement under individual pension contracts left with the HHG Group are classified as new business single premiums and for accounting purposes are included in both claims incurred and as single premiums within gross written premiums.

4.8 Analysis of balance on technical account

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Non-linked:				
Life and annuity business	70	51	6	(6)
Pension business	10	(19)	(46)	(110)
Shareholders' attributable assets	59	35	52	(170)
Goodwill amortisation	(16)	(20)	(17)	—
	123	47	(5)	(286)
Linked:				
Life business	6	(16)	(3)	—
Pension business	(7)	(6)	(46)	5
	(1)	(22)	(49)	5
	122	25	(54)	(281)

5. Investment return

5.1 Actual investment income

	Technical account Long term business				Non-technical account			
	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Income from land and buildings.	170	180	162	56	—	—	—	—
Income from other investments..	1,103	1,104	1,232	626	124	93	101	21
Gains on the realisation of investments	3,454	545	—	—	50	5	—	—
Investment income	4,727	1,829	1,394	682	174	98	101	21
Unrealised (losses)/gains	(4,124)	(3,617)	(3,545)	872	(49)	(28)	(16)	(116)
Investment management expenses and charges	(105)	(57)	(93)	(15)	(9)	(10)	(14)	—
Interest on bank loans and overdrafts	(29)	(24)	(9)	—	—	—	—	—
Other loan interest	(60)	(71)	(59)	(30)	(90)	(81)	(78)	(37)
Losses on realisation of investments	—	—	(137)	(642)	—	—	—	(9)
Investment expenses and charges	(194)	(152)	(298)	(687)	(99)	(91)	(92)	(46)
Total investment return	409	(1,940)	(2,449)	867	26	(21)	(7)	(141)

Included in unrealised losses in the non-technical account for the period ending 30 June 2003 is an operating exceptional charge of £130 million in respect of the impairment of the contingent loan to the long term fund of London Life Limited (see note 29), which was caused by changes arising from the restructuring of Life Services resulting from the proposed the Demerger of AMP Limited announced on 1 May 2003.

5.2 Longer term investment return

The longer term investment return, net of expenses, allocated to the general business technical account in 2003 was £3 million (2002: £8 million, 2001: £11 million, 2000: £13 million). The longer term investment return transferred from the long term business technical account in 2003 was £2 million (2002: nil, 2001: £91 million, 2000: £71 million).

The longer term investment return and short term fluctuations are as follows:

	Shareholders interest in Long term business				Non-long term business			
	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Total investment return before tax	20	(29)	37	27	26	(21)	(7)	(141)
Less: investment return not supporting general insurance	—	—	—	—	(8)	26	5	144
	20	(29)	37	27	18	5	(2)	3
Longer term investment return	91	62	37	29	13	11	8	3
Short term fluctuation in investment return	(71)	(91)	—	(2)	5	(6)	(10)	—
	20	(29)	37	27	18	5	(2)	3

(i) The longer term return is calculated separately for general insurance business and certain long term business operations. In respect of equities, properties, gilts, corporate bonds and cash the return is calculated by multiplying the opening market value of the investments by the longer term rate of investment return. The longer term rate of investment return is set by reference to the market redemption yields at the measurement date. The allocated longer term return for other investments is the actual income receivable for the year.

(ii) The principal assumptions underlying the longer term investment return are:

	31 Dec 2000 %	31 Dec 2001 %	31 Dec 2002 %	30 June 2003 %
Equities	8.2	7.8	8.0	7.9
Gilts	5.2	4.8	5.0	5.0
Corporate bonds	5.7	5.3	5.5	5.5
Properties	7.2	6.8	7.0	6.6
Cash	4.2	3.8	4.0	3.5

(iii) Comparison of longer term investment return with actual returns

The actual return on investments, before deducting investment management expenses and charges, is compared below with the aggregate longer term return over a five year period.

	1 Jan 1996 to 31 Dec 2000 £m	1 Jan 1997 to 31 Dec 2001 £m	1 Jan 1998 to 31 Dec 2002 £m	1 July 1998 to 30 June 2003 £m
Actual return attributable to Shareholders:				
Long term business	507	478	331	270
Non-long term business	93	98	60	50
Longer term return credited to operating results:				
Long term business	339	401	339	327
Non-long term business	67	78	60	55
Excess/(shortfall) of actual returns over longer term returns	194	97	(8)	(62)

6. Taxation

6.1 Taxation

	Technical account Long term business 31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m	Non technical account 31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
UK corporation taxation:								
Current tax charge/(credit) for the period	202	56	75	56	(4)	20	(20)	6
Adjustments for previous years	24	(20)	(118)	2	(9)	(2)	(1)	10
	226	36	(43)	58	(13)	18	(21)	16
Overseas taxation	7	7	5	2	—	—	—	—
Double taxation relief	(1)	(1)	(1)	—	—	—	—	—
Tax attributable to Shareholders' long term business profits	—	—	—	—	39	11	(23)	(121)
Total current taxation	232	42	(39)	60	26	29	(44)	(105)
Deferred taxation								
Origination and reversal of timing differences	(304)	(204)	(245)	(12)	(3)	(6)	5	3
Adjustment to the estimated recoverable amount of deferred tax assets arising in previous periods	(10)	(16)	24	12	(9)	(3)	—	—
Decrease/(increase) in discount	41	53	27	(1)	—	—	—	—
Total deferred taxation	(273)	(167)	(194)	(1)	(12)	(9)	5	3
Total tax (relief)/charge	(41)	(125)	(233)	59	14	20	(39)	(102)

After taking account of reliefs to which the HHG Group is entitled, UK corporation tax on profits attributable to Shareholders has been accounted for at the rate of 30% (2002 : 30%, 2001: 30%; 2000: 30%). The tax rates for the life policyholders are 22% and 20% (2002 : 22% and 20%; 2001: 22% and 20%; 2000 22.5% and 20%).

6.2 Factors affecting tax charge for period

The tax assessed in the period is higher than the standard rate of corporation tax in the UK and the differences are explained below.

The standard rate of tax has been determined by using the UK rate enacted for the period for which the profits will be taxed.

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Profit/(loss) on ordinary activities before tax	5	(43)	(343)	(975)
Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2002: 30%, 2001: 30%, 2000: 30%)	2	(13)	(103)	(293)
Effects of:				
Non-taxable book gains on sales/revaluations of subsidiaries and associates	—	(1)	(20)	(5)
Non-taxable goodwill amortisation and impairment	6	10	74	131
Other disallowable expenses	1	1	13	9
Other timing differences other than on long term business	11	11	2	42
Adjustment to tax charge in prior periods	(9)	(2)	(1)	10
Tax effect of allocated long term investment return	21	27	—	—
Non taxable income	(6)	(4)	(9)	1
Current tax charge/(credit) for the period	26	29	(44)	(105)

6.3 Factors that may affect future tax charges

The deferred tax assets, which have not been recognised due to the uncertainty of their recoverability in the foreseeable future, comprise:

	Long term business				Non-long term business			
	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Unrealised losses on investments	4	9	25	20	—	—	6	1
Provisions and other timing differences	2	4	6	7	5	11	19	18
Capital and Trading Losses	1	59	66	145	—	7	6	53
	7	72	97	172	5	18	31	72

7. Earnings per share

	Profits				Basic earnings per share			
	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m	31 Dec 2000 Pence	31 Dec 2001 Pence	31 Dec 2002 Pence	30 June 2003 Pence
Loss for the financial period after tax attributable to members of the parent company	(9)	(63)	(304)	(873)	(2.5)	(17.8)	(83.4)	(160.2)
Less: Preference share dividends	(34)	(30)	(25)	—	(9.6)	(8.5)	(6.9)	—
Basic earnings/earnings per share	(43)	(93)	(329)	(873)	(12.1)	(26.3)	(90.1)	(160.2)
Basic weighted average number of shares	354	354	365	545				

Basic earnings per share have been calculated on the loss for the financial period attributable to equity Shareholders.

8. Other income

Other technical income and other income includes elements of the profit before tax on the investment management business and commission on sales made by IFAs (Towry Law).

9. Exceptional items

The non-operating exceptional items have arisen from the disposal of the following businesses:

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Virgin Money Group Limited	—	15	—	—
General insurance business (Pearl)	—	80	—	—
Cogent	—	—	74	—
Henderson private client asset management business	—	—	8	7
Total profits on disposal of businesses	—	95	82	7

Henderson's private client asset management business

During 2002, the HHG Group disposed of its private client asset management business to Newton Investment Management resulting in £8 million profit on disposal in 2002. A further £7 million of profit arose during 2003 on receipt of a further tranche of proceeds from this disposal. This was not recognised during 2002 since it was considered contingent.

Cogent

On 2 September 2002 the HHG Group completed the sale of Cogent Investment Operations Limited, a subsidiary undertaking, which resulted in a profit of £74m. The disposal is analysed as follows:

	£m
Net assets disposed:	
Tangible fixed assets	5
Debtors	13
Cash at bank and in hand	27
Creditors	(30)
Goodwill	12
	27
Profit on disposal	74
	101
Satisfied by:	
Cash	101

The profit attributable to the HHG Group includes losses of £2 million (2001: £7 million profit; 2000: £1 million loss) incurred by Cogent Investment Operations Limited up to the date of disposal on 2 September 2002.

In accordance with FRS 12, the sale proceeds exclude any recognition of future instalments to which the HHG Group may be entitled, since they are considered to be contingent. The future instalments are dependent upon certain criteria relating to the performance of the disposed entity and therefore it is not practicable to provide an estimate of their financial effect.

Churchill operations

On 31 July 2001 an agreement was entered into with Churchill to transfer the HHG Group's ongoing general insurance business. Churchill paid AMP (UK) PGI Limited a lump sum of £55 million for the opportunity to insure renewals of the in-force business. A further £25 million was paid by Churchill to Pearl for access to the Pearl general insurance customer lists and data. The existing in-force business was 100% reinsured by Churchill for a premium of £105 million. The £105 million is included within the total reinsurance premiums for 2001 of £156 million. Also, effective from 1 January 2002, AMP (UK) PGI Limited entered into an agreement to distribute Churchill products.

Virgin Direct operations

During 2001 the HHG Group completed a reorganisation of its Virgin Direct joint venture and associated undertaking operations. On 27 July 2001 as part of the reorganisation, the HHG Group's entire share capital in Virgin Money Group Limited was sold to The Royal Bank of Scotland. A profit of £15 million was recorded on the disposal. Prior to disposal, Virgin Money Limited repaid a number of loans and accrued interest provided by the HHG Group. Sale proceeds, net of costs, were £126 million.

10. HHG Directors' emoluments

10.1 HHG Directors' emoluments

	31 Dec 2000 £000	31 Dec 2001 £000	31 Dec 2002 £000	30 June 2003 £000
Emoluments (excluding pension contributions and awards under share option schemes and other long term incentive schemes)	297	901	761	491
Contributions to money purchase pension schemes	57	25	19	32
The Directors' and past Directors' retirement benefits in excess of entitlements	30	31	32	16
Compensation to former director for loss of office	48	—	1,690	—

10.2 Highest paid Director's emoluments

	31 Dec 2000 £000	31 Dec 2001 £000	31 Dec 2002 £000	30 June 2003 £000
Emoluments (excluding pension contributions and awards under share option schemes and other long term incentive schemes)	103	687	541	165
Contributions to money purchase pension schemes	57	25	19	12
Compensation for loss of office	—	—	1,690	—
Accrued pension per annum	41	—	—	—

10.3 Number of Directors

	31 Dec 2000 Number	31 Dec 2001 Number	31 Dec 2002 Number	30 June 2003 Number
Number of Directors who:				
are members of a money purchase pension scheme.....	—	1	—	2
have received awards during the year in the form of shares under long term incentive schemes	—	1	1	—
are accruing benefits under defined benefit schemes....	1	—	—	—

The emoluments disclosed in the notes to these accounts are in respect of the Directors with qualifying services for the HHG Group and for those Directors comprise their total emoluments in respect of services to The HHG Group.

11. Dividends

	31 Dec 2000 Per share p	Total £m	31 Dec 2001 Per share p	Total £m	31 Dec 2002 Per share p	Total £m	30 June 2003 Per share p	Total £m
Equity dividends on ordinary shares								
– interim................................	37.1	128	—	—	—	—	—	—
– final....................................	—	—	—	—	—	—	—	—
Non-equity dividends on 'A' preference shares	7.6	1	6.7	1	5.4	1	2.6	—
Non-equity dividends on 'B' redeemable preference shares .	7.6	33	6.3	29	0.5	1	—	—
Non-equity dividends on 'C' redeemable preference shares .	—	—	—	—	6.2	23	—	—

12. Goodwill

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Cost				
At 1 January	1,231	1,670	1,822	1,807
Arising on acquisition of National Provident Institution	434	—	—	—
Arising on acquisition of subsidiaries by Henderson Global Investors (Holdings) plc	5	—	—	—
Arising on acquisition of Towry Law plc	—	141	—	—
Arising on acquisition of Interactive Investor plc	—	11	—	—
Disposal of Cogent Investment Operations Limited		—	(15)	—
At 31 December/30 June 2003	1,670	1,822	1,807	1,807
Amortisation and Impairment				
At 1 January	877	921	969	1,222
Amortisation charge for the year:				
Technical account – long term business	16	20	17	—
Non-technical account	28	28	33	25
Impairment charge for the year	—	—	206	272
Disposal of Cogent Investment Operations Limited		—	(3)	—
At 31 December/30 June 2003	921	969	1,222	1,519
Net book value at 31 December/30 June 2003	749	853	585	288
The goodwill relates to:				
Net Book Value				
Henderson, including Cogent	285	268	243	235
National Provident Institution	412	391	220	32
Pearl Assurance	52	46	40	—
Towry Law	—	138	82	21
Interactive Investor	—	10	—	—
	749	853	585	288

13. Investments

13.1 Investments – Land and buildings

	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m
At 1 January 2000	1,174	452	13	1,639
Arising on acquisition of National Provident Institution	514	204	39	757
Additions	328	214	—	542
Disposals	(295)	(27)	(28)	(350)
Surplus/(deficit) on revaluation	126	(4)	3	125
At 31 December 2000	1,847	839	27	2,713
At 1 January 2001	1,847	839	27	2,713
Additions	270	89	5	364
Disposals	(617)	(99)	(15)	(731)
Surplus/(deficit) on revaluation	(37)	(7)	1	(43)
At 31 December 2001	1,463	822	18	2,303
At 1 January 2002	1,463	822	18	2,303
Additions	351	40	—	391
Disposals	(404)	(257)	—	(661)
Surplus on revaluation	93	64	1	158
At 31 December 2002	1,503	669	19	2,191
At 1 January 2003	1,503	669	19	2,191
Additions	13	42	—	55
Disposals	(195)	(118)	—	(313)
Deficit on revaluation	(129)	(10)	(1)	(140)
At 30 June 2003	1,192	583	18	1,793
Land and buildings at cost:				
At 31 December 2000	1,393	590	17	2,000
At 31 December 2001	1,248	673	5	1,926
At 31 December 2002	1,506	473	5	1,984
At 30 June 2003	1,220	538	5	1,763

All properties held by the HHG Group were valued as at 30 June 2003 and 31 December 2002 by qualified professional valuers working for DTZ Debenham Thorpe. All properties held by the HHG Group were valued as at 31 December 2001 by qualified professional valuers working for the companies of DTZ Debenham Tie Lung and CB Hillier Parker. All properties held by the HHG Group were valued as at 31 December 2000 by qualified professional valuers working for the companies of DTZ Debenham Tie Lung, CB Hillier Parker and Richard Ellis St Quintin.

Investment properties were valued on the basis of open market value. The properties in owner occupation for the purposes of the HHG Group's business were valued on the basis of existing use value. All valuations were carried out in accordance with the RICS Appraisal and Valuation Manual. All such valuers are Chartered Surveyors, being members of the Royal Institution of Chartered Surveyors.

Other than for leasehold properties where the lease has less than twenty years unexpired term, no provision is made for depreciation of investment properties.

Leasehold properties include £302 million (2002: £283 million, 2001: £194 million, 2000: £122 million) property reversions arising from sales of the NPI Extra Income Plan. The reversionary interest is valued as the National Provident Life Limited proportion of the current market value, projected for the lifetime of the policyholder at the assumed future increase in house prices, then discounted back to the valuation rate of interest.

Included in the figures shown for current value is £41 million (2002: £45 million, 2001: £60 million; 2000: £89 million) in respect of buildings which are owned and occupied by the HHG Group.

13.2 Investments in Property Limited Partnerships

As part of their investment strategy, the UK long term business policyholder funds have invested in a number of property limited partnerships ("PLPs") through a mix of capital and loans. The PLPs are managed by general partners ("GPs"), in which the UK long term business shareholder companies hold equity stakes and which themselves hold nominal stakes in the PLPs.

Most of the PLPs have raised external debt, secured on their respective property portfolios. The lenders are only entitled to obtain payment, of both interest and principal, to the extent that there are sufficient resources in the respective PLPs. The lenders have no recourse whatsoever to the policyholder or Shareholders' funds of any company of the HHG Group.

Accounting for the PLPs as subsidiary undertakings, joint ventures, associates or other financial investments depends on the shareholdings in the GPs and the terms in each partnership agreement. Where the HHG Group exerts control over a PLP, it has been treated as a subsidiary and its results, assets and liabilities have been consolidated. Where the partnership is managed by a contractual agreement such that no one party exerts control, such PLPs have been accounted for as joint ventures. Here, the HHG Group's share of the respective PLPs' gross assets and gross liabilities are shown on the face of the consolidated balance sheet, in accordance with the requirements of FRS 9 "Associates and joint ventures". Where the partnership is managed by a contractual agreement, such that the HHG Group can exercise a significant influence, but one other party controls the partnership, such PLPs have been accounted for as associates. Here, the HHG Group's share of the respective PLPs' net assets and liabilities are shown on the face of the consolidated balance sheet, in accordance with the requirements of FRS 9 "Associates and joint ventures". Where the HHG Group holds minority stakes in PLPs, with no disproportionate influence, the relevant investments are included in other financial investments at their market value.

13.3 Investments in participating interests

	Cost				Carrying Value			
	2000 £m	2001 £m	2002 £m	2003 £m	2000 £m	2001 £m	2002 £m	2003 £m
Interests in associate undertakings	380	372	429	438	334	391	413	406
Interests in joint ventures	92	94	173	173	152	174	260	263
Total	472	466	602	611	486	565	673	669

13.4 Investments in joint ventures

Movements in the HHG Group's investments in joint ventures comprise:

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Share of result for the year after tax	9	8	10	5
Unrealised investment (losses)/gains after tax	(8)	12	(2)	(2)
Additions/(disposals)	(17)	2	78	—
Movements in investments in joint ventures	(16)	22	86	3
Balance at start of period	168	152	174	260
Balance at end of period	152	174	260	263

13.5 Investments in associates

2000	Long term business Share of capital and reserves £m	Long term business Loan £m	Non-long term business Share of capital and reserves £m	Non-long term business Loan £m	Goodwill £m	Total carrying value £m
Balance at beginning of year	124	12	(26)	149	12	271
Operating profit/(loss) for the year after tax	12	—	(27)	—	—	(15)
Interest on loans to associates	—	—	—	8	—	8
Additions	39	—	8	23	—	70
Capitalisation of loans	—	—	14	(31)	17	—
Movements in year	51	—	(5)	—	17	63
Balance at end of year	175	12	(31)	149	29	334

2001	Long term business Share of capital and reserves £m	Long term business Loan £m	Non-long term business Share of capital and reserves £m	Non-long term business Loan £m	Goodwill £m	Total carrying value £m
Balance at beginning of year	175	12	(31)	149	29	334
Operating profit/(loss) for the year after tax	(49)	—	(15)	—	—	(64)
Interest on loans to associates	—	—	—	7	—	7
Additions/(disposals)	193	(2)	15	19	—	225
Capitalisation of loans	—	—	2	(2)	—	—
Disposal of Virgin Money Limited	—	—	(9)	(79)	(23)	(111)
Movements in year	144	(2)	(7)	(55)	(23)	57
Balance at end of year	319	10	(38)	94	6	391

2002	Long term business Share of capital and reserves £m	Loan £m	Non-long term business Share of capital and reserves £m	Loan £m	Goodwill £m	Total carrying value £m
Balance at beginning of year	319	10	(38)	94	6	391
Operating profit/(loss) for the year after tax	18	—	(4)	—	—	14
Interest on loans to associates	—	—	—	6	—	6
(Disposals)/Additions	(19)	20	—	1	—	2
Movements in year	(1)	20	(4)	7	—	22
Balance at end of year	318	30	(42)	101	6	413

2003	Long term business Share of capital and reserves £m	Loan £m	Non-long term business Share of capital and reserves £m	Loan £m	Goodwill £m	*Total* carrying value £m
Balance at beginning of year	318	30	(42)	101	6	413
Operating loss for the year after tax	(14)	—	(1)	—	—	(15)
(Disposals)/Additions	(39)	56	—	—	—	17
Capitalisation of loans	—	—	6	(9)	3	—
Impairment of goodwill	—	—	—	—	(9)	(9)
Movements in year	(53)	56	5	(9)	(6)	(7)
Balance at end of year	265	86	(37)	92	—	406

13.6 Other financial investments

	31 Dec 2000 Market Value £m	31 Dec 2000 Cost £m	31 Dec 2001 Market Value £m	31 Dec 2001 Cost £m	31 Dec 2002 Market Value £m	31 Dec 2002 Cost £m	30 June 2003 Market Value £m	30 June 2003 Cost £m
Shares and other variable yield securities and units in unit trusts	15,199	9,885	12,138	9,847	7,565	7,985	3,300	3,259
Debt securities and other fixed income securities	11,516	10,765	11,343	11,010	11,811	10,509	13,339	12,305
Loans secured by mortgage	39	39	16	16	80	80	88	88
Other loans	25	25	68	67	17	17	9	9
Deposits with credit institutions	1,936	1,936	2,238	2,238	3,562	3,561	5,994	5,948
Other	1	1	—	—	—	—	—	—
	28,716	22,651	25,803	23,178	23,035	22,152	22,730	21,609
Listed investments included above	26,922	22,262	23,734	21,542	19,420	20,876	16,640	15,564
Assets held to cover linked liabilities	5,177	4,978	4,674	4,354	3,909	4,812	4,317	4,480

14. Debtors

14.1 Debtors arising out of direct insurance operations

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Amounts owed by policyholders	80	103	30	28

14.2 Other debtors

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Outstanding sale of investments	43	501	308	90
Amounts due from AMP Limited Group undertakings	53	6	3	9
Other debtors	141	199	232	283
Corporation tax recoverable	—	—	48	—
	237	706	591	382

15. Tangible assets

	Total £m
Cost	
At 1 January 2000	153
Acquisitions	25
Additions	28
Disposals	(31)
At 31 December 2000	175
Depreciation	
At 1 January 2000	83
Acquisitions	—
Charge for the period	38
On disposals	(27)
At 31 December 2000	94
Net book value at 31 December 2000	81
Cost	
At 1 January 2001	175
Arising on acquisition of Towry Law plc and Interactive Investor plc	5
Additions	19
Disposals	(129)
At 31 December 2001	70
Depreciation	
At 1 January 2001	94
Charge for the year	25
On disposals	(109)
At 31 December 2001	10
Net book value at 31 December 2001	60
Cost	
At 1 January 2002	70
Additions	16
Disposals	(31)
At December 2002	55
Depreciation	
At 1 January 2002	10
Charge for the year	16
On disposals	(12)
At 31 December 2002	14
Net book value at 31 December 2002	41

	Total £m
Cost	
At 1 January 2003	55
Additions	3
Disposals	(6)
At 30 June 2003	52
Depreciation	
At 1 January 2003	14
Charge for the year	6
On disposals	(3)
At 30 June 2003	17
Net book value at 30 June 2003	35

16. Present value of in-force business

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Cost				
At start and end of period	101	101	101	101
Amortisation and Impairment				
Amortisation:				
At 1 January	15	15	21	68
Amortisation charge	—	6	6	—
Impairment charge	—	—	41	19
	15	21	68	87
Net book value				
At end of period	86	80	33	14
At start of period	86	86	80	33

The principal assumptions used to calculate the present value of in-force business are the same as those used to calculate the Long Term Business Provision (see note 22).

17. Prepayments and Accrued Income

17.1 Deferred Acquisition Costs

	General business £m	Long term business £m	Total £m
At 1 January 2000	7	179	186
Acquired on acquisition of National Provident Institution	—	156	156
Decrease in year	(1)	(25)	(26)
At 31 December 2000	6	310	316
Decrease in year	(2)	(23)	(25)
At 31 December 2001	4	287	291
Decrease in year	(4)	(44)	(48)
At 31 December 2002	—	243	243
Decrease in period	—	(58)	(58)
At 30 June 2003	—	185	185

17.2 Other prepayments and accrued income

Other prepayments and accrued income includes £135 million (2002: £232 million, 2001: £236 million, 2000: £241 million) of accrued income which represents the value of surpluses arising on the block of business securitised (see note 25.1(h)).

18. Share capital

18.1 Share capital authorised

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
1,000m undesignated shares of £1 each	1,000	1,000	1,000	1,000

The authorised share capital is undesignated in accordance with HHG's Memorandum and Articles of Association.

18.2 Share capital allotted

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Allotted, called up and fully paid				
Equity shares:				
Ordinary shares of £1 each	354	354	538	787
Non-equity shares:				
'A' non-redeemable preference shares of £1 each	17	17	17	17
'B' redeemable preference shares of £1 each	433	178	—	—
'C' redeemable preference shares of £1 each	—	255	249	—
	804	804	804	804

On 20 December 2001 HHG issued £255.0 million 'C' redeemable non-cumulative preference shares to AMP Life Limited. On the same day HHG redeemed £255.0 million 'B' redeemable non-cumulative preference shares.

On 31 January 2002 HHG issued £178.0 million 'C' redeemable non-cumulative preference shares to AMP Life Limited. On the same day, HHG redeemed £178.0 million 'B' redeemable non-cumulative preference shares.

On 11 December 2002 the allotted share capital of HHG was increased by the creation of 184.1m ordinary shares of £1 each. On the same day, HHG redeemed £184.1 million 'C' redeemable non-cumulative preference shares and issued 184.1 million ordinary shares.

On 30 June 2003 HHG issued 10 million ordinary shares with a par value of £1 each in exchange for AMPFSH's minority interest in Pearl Group Limited, which was deemed to have a value of £15 million. This transaction meets the FRS 6 definition of a group reconstruction in that it is a transfer of a shareholding in a subsidiary undertaking from one group company to another. As a result merger accounting has been applied. Consequently, the comparative financial information has been restated to include the results of the minority interest for all previous periods presented. The additional share capital of £10 million and share premium of £5 million created by this transaction have also been included in the comparatives.

On 30 June 2003 HHG issued 248,930,000 ordinary shares with a par value of £1 each for a total consideration of £248,930,000. On the same day HHG redeemed the 'C' class redeemable preference shares with a par value of £1 each, for a total redemption value of £248,930,000.

The holders of the 'A' preference shares are entitled *pari-passu* with the holders of the 'B' and 'C' redeemable preference shares, but in priority to the holders of any other shares, to a floating rate cumulative preference dividend at a rate of LIBOR plus 1.2% per annum per share payable half yearly on 30 June and 31 December. The holders of the 'B' redeemable preference shares are entitled *pari-passu* with the holders of the 'A' and 'C' preference shares, but in priority to the holders of any other shares, to a floating rate non-cumulative preference dividend at a rate of LIBOR plus 1.4% per annum per share payable half yearly on 30 June and 31 December. The holders of the 'C' redeemable preference shares are entitled *pari-passu* with the holders of the 'A' and 'B' preference shares, but in priority to the holders of any other shares, to a floating rate non-cumulative preference dividend at a rate of LIBOR plus 1.6% per annum per share payable half yearly on 30 June and 31 December.

On a return of capital on liquidation or otherwise, the holders of the 'A' preference and 'B' and 'C' redeemable preference shares are entitled to rateable repayment of their capital plus any arrears of their dividend in priority to all other shares but are not entitled to any further participation in assets

The 'B' redeemable preference shares are redeemable at par on 31 December 2007 and in addition at any time before then at par, plus any arrears of their dividend from the most recent dividend payment date to the date of redemption at the option of HHG providing not less than 7 days notice in writing is given to the holders of these shares.

The 'C' redeemable preference shares are redeemable at par on 31 December 2021 and in addition at any time before then at par, plus any arrears of their dividend from the most recent dividend payment date to the date of redemption at the option of HHG providing not less than 7 days notice in writing is given to the holders of these shares.

The 'A' preference shares have no voting rights. The 'B' and 'C' preference Shareholders are entitled on a poll to one vote for every five 'B' or 'C' preference shares held and to one vote on a show of hands.

19. Reserves

	Share Premium £m	Capital reserve £m	Profit and loss account £m
At 1 January 2000	5	2	521
Retained loss for the financial year	—	—	(171)
Capital contribution	—	—	—
At 1 January 2001	5	2	350
Retained loss for the financial year	—	—	(93)
Capital contribution	—	—	—
At 1 January 2002	5	2	257
Retained loss for the financial year	—	—	(329)
Capital contribution	—	290	—
At 1 January 2003	5	292	(72)
Retained loss for the 6 months ended 30 June	—		(873)
Capital contribution	—	—	—
At 30 June 2003	5	292	(945)

The consolidated profit and loss account includes non-distributable amounts in respect of the Pacific fund of £608 million (2002: £ 782 million, 2001: £ 833 million, 2000: £ 908 million).

20. Reconciliation of movement in Shareholders' funds

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
At 1 January	1,332	1,161	1,068	1,029
Loss for the financial year	(9)	(63)	(304)	(873)
Dividend on equity shares	(128)	—	—	—
Dividend on non-equity shares	(34)	(30)	(25)	—
	(171)	(93)	(329)	(873)
Redemption of £178m 'B' preference shares	—	—	(178)	—
Issue of £178m 'C' preference shares	—	—	178	—
Redemption of £255m 'B' preference shares	—	(255)	—	—
Issue of £255m 'C' preference shares	—	255	—	—
Redemption of £184m 'C' preference shares	—	—	(184)	—
Issue of £184m ordinary shares	—	—	184	—
Redemption of £249m 'C' preference shares	—	—	—	(249)
Issue of £249m ordinary shares	—	—	—	249
Capital contribution	—	—	290	—
Shareholders' funds at 31 December/30 June	1,161	1,068	1,029	156

21. Fund for future appropriations

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
At 1 January	4,523	3,881	1,508	527
Arising on acquisition of National Provident Institution	720	—	—	—
Transfer to technical account	(1,362)	(2,373)	(981)	(389)
Balance at 31 December/30 June	3,881	1,508	527	138

22. Policyholder liabilities

Long term business provision

Material judgement is required in calculating the long term business provision. In particular, there is discretion over the choice of assumptions used.

The principal assumptions used to calculate the long term business provision for the main classes of business, excluding linked business liabilities, are:

22.1 Interest Rates

	Valuation interest rates							
	With-profits				Non profit			
	31 Dec 2000 %	31 Dec 2001 %	31 Dec 2002 %	30 June 2003 %	31 Dec 2000 %	31 Dec 2001 %	31 Dec 2002 %	30 June 2003 %
Basic life assurance	1.5-3.0	2.0-3.0	3.4-4.7	3.1-3.5	1.5-3.25	2.0-3.25	2.5-4.7	2.9-4.0
Pension business	1.0-5.85	1.5-5.5	3.25-6.0	3.9-5.0	1.0-4.0	1.5-4.0	3.25-5.0	3.9-5.0
Pension annuity in payment	5.85	4.0-5.5	2-6	3.2-4.1	5.0-5.4	2.0-5.0	4.25-5.3	3.8-5.0
General annuities	5.0	4.7	4.5	3.25-3.8	2.0-5.5	2.0-5.0	3.9-4.9	3.25-4.2
Unitised with profit (life)	1.5-3.5	2.25-4.0	1.5-6.0	2.2-5.9	N/a	N/a	5.49	4.48
Unitised with profit (pension)	3.25-4.0	3.25-4.5	2.5-5.5	3.8-4.45	N/a	N/a	N/a	N/a
PHI	N/a	N/a	N/a	N/a	4.0-4.5	3.0-4.25	4.8	4.2

The interest rate assumptions are based upon the yields on the assets backing the liabilities as at the year-end.

22.2 Mortality Rates

	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
Basic Life assurance......	A67-70 Ult with adjustments and ELT14(M)	AM 80 Ult with adjustments, AM/F A92 and ELT14(M)	A67-70 Ult with adjustments, AM/F A92 and ELT14(M)	A67-70 Ult, AM/F 80 Ult, AM/F A92 and ELT14(M), all with adjustments
Pension Business...........	A67-70 Ult and IM/ IF80 C2012 with adjustments	A67-70 Ult with adjustments, IM/ F80 C2020 with adjustments and AM/F A92	A67-70 Ult with adjustments, IM/ F80 C2020 with adjustments and AM/F A92	A67-70 Ult, AM/F 80 Ult and AM/F A92, all with adjustments
Annuity in payment......	IM/IF80 C2012 and, IM/IFC 2010 with adjustments, and IM/IF C2020 with adjustments.	IM/IF80 C2013, IM/ IF80 C2020, PM/F A92 C2015, IM/ IF92 C2015, PM/F L92 C2015, RM/F V92 Year of use, IM/F L 92 Year of use, IM/F 80 C2015 and IM/F 80 C2020, all with adjustments.	IM/IF80 C2013, IM/ IF80 C2020, PM/F A92 C2015, IM/F 80 C2014, all with adjustments	IM/IF 80, IM/IF 80 C2014/2015, PM/F A92 Year of use, IM/F L92 Year of use, RM/F V92 Year of use, all with adjustments
Unitised with-profits.....	A67/70 with adjustments	A67/70 Ult with adjustments and AM/AF92	A67/70 Ult with adjustments and AM/AF92	A67-70 Ult, AM/F 80 Ult and AM/F A92, all with adjustments
PHI..............................	N/a	CMIR12 with adjustments	CMIR12 with adjustments	CMIR12 with adjustments

The annuity mortality assumptions are based on published CMI mortality tables taking into account the results of the HHG Group's own experience investigations.

22.3 Methodology

Conventional non-linked liabilities were valued using either a net premium method or a gross premium method with explicit allowance for future bonuses and expenses. Accumulating with-profits liabilities were valued using a gross premium valuation (allowing for any guaranteed bonus rate), subject to a minimum of the guaranteed policy benefit on surrender. The long term business provision for linked liabilities was calculated using a gross premium cash flow method of valuing the provision in respect of mortality and other risks.

From 2002, National Provident Life Limited has valued its business using the gross premium method, subject to a minimum of the guaranteed policy on surrender. Where unitised with-profits policies have a guaranteed bonus rate, this is allowed for explicitly. In 2001, with-profit and non-profit business of National Provident Life Limited was valued using the net premium method consistent with the statutory solvency provision. In 2002, the statutory solvency basis was modified in arriving at the long term business provision in respect of National Provident Life Limited. At 31 December 2002, this released £650 million of liability, of which £50 million was due to the change from the net premium method.

22.4 Provision for Bonuses

The provision includes £85 million (2002: £165 million, 2001: £463 million; 2000: £526 million) in respect of bonuses added following the valuation at the end of each period.

The total bonuses attributable to the year are as follows:

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Provided declared bonuses, included in the movement in the long term business provision	526	463	165	85
Interim and terminal bonuses, included in claims paid	465	535	367	68
	991	998	532	153

22.5 Review of Mortgage Endowments

The FSA carried out a review of mortgage endowments in 1999. As a result all mortgage endowment policyholders were provided with information on the performance of their policy. These accounts include provision for the estimated costs of investigating and settling complaints associated with mortgage endowments and for the estimated cost of meeting promises given to specific policyholders. The total amount provided for at 30 June 2003 was £233 million (2002: £266 million, 2001: £241 million, 2000: £134 million).

22.6 Guaranteed Annuity Options

The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option. The total amount provided for at 30 June 2003 was £586 million (2002: £723 million, 2001: £714 million, 2000: £704 million).

22.7 Pension transfers and opt outs

Group companies have set up provisions for the review and possible redress relating to personal pension policies. These provisions, which have been calculated using data derived both from detailed file reviews of specific cases and from a statistical review of other outstanding cases, are included in the long term business provision. The provision for possible redress included in the long term business provision for Phase 1 cases is £373 million (2002: £323 million, 2001: £538 million, 2000: £643 million) and for Phase 2 cases is £9 million (2002: £25 million, 2001: £78 million, 2000: £164 million). Included in the long term business provision are provisions for additional costs associated with the mis-selling of pensions policies of £28 million (2002: £31 million, 2001: £42 million, 2000: £57 million).

22.8 Other specific matters

The FSA raises matters from time to time that impact the HHG Group and many others in the industry. These accounts reflect those that the Directors and reporting actuary consider require provisioning based on current regulatory requirements.

22.9 Operating exceptional charge

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Operating exceptional charges included in change in long term business provision	—	—	—	242

The change in long term business provision for the six months to 30 June 2003 included the following exceptional charges:

(a) increases in technical provisions in National Provident Life Limited due to changes in equity backing ratios and other actuarial assumptions changes arising from proposed Demerger and the subsequent

decision to close all of Life Services' life companies to new business, which have led to the impairment of the contingent loans made by Pearl (see note 29). The Shareholders' share of the write-downs is £171 million; and

(b) increases in technical provisions of £71 million in Pearl resulting from the above.

23. Deferred taxation

23.1 Provisions for taxation

Reconciliation of movements in deferred tax:

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
At 1 January	641	356	180	(9)
Release/(charge) for the year:				
Technical account – long term business	(273)	(167)	(194)	(1)
Non technical account	(12)	(9)	5	3
At end of period	356	180	(9)	(7)

23.2 Deferred taxation provisions

The components of the net deferred tax liability/(asset) are as follows:

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Unrealised gains in investments	499	280	39	30
Deferred acquisition costs	(68)	(84)	(60)	(48)
Capital allowances	8	8	9	9
Short term timing differences	(6)	—	—	—
Total undiscounted	433	204	(12)	(9)
Total on a discounted basis	356	180	(9)	(7)

A deferred tax asset has been recognised in respect of long term business acquisition expenses where relief is deferred under corporation tax legislation. It has been determined that taxable income of future periods will be sufficient to enable relief for these expenses as they fall to be deductible.

24. Claims outstanding

24.1 Claims outstanding

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
General business	329	339	360	327
Life business	81	68	86	107
	410	407	446	434

24.2 General business 2000

	Gross £m	Reinsurance £m	Net £m
One year business:			
– notified outstandings	54	4	50
– incurred but not reported	28	1	27
	82	5	77
– claims handling expenses	4	—	4
	86	5	81
Funded business	243	185	58
	329	190	139

24.3 General business 2001

	Gross £m	Reinsurance £m	Net £m
One year business:			
– notified outstandings	58	56	2
– incurred but not reported	27	23	4
	85	79	6
– claims handling expenses	4	4	—
	89	83	6
Funded business	250	191	59
	339	274	65

24.4 General business 2002

	Gross £m	Reinsurance £m	Net £m
One year business:			
– notified outstandings	49	45	4
– incurred but not reported	21	18	3
	70	63	7
– claims handling expenses	—	—	—
	70	63	7
Funded business	290	235	55
	360	298	62

24.5 General business 2003

	Gross £m	Reinsurance £m	Net £m
One year business:			
– notified outstandings	37	34	3
– incurred but not reported	19	15	4
	56	49	7
– claims handling expenses	1	—	1
	57	49	8
Funded business	270	217	53
	327	266	61

In calculating the technical provisions in respect of certain long term marine, aviation and reinsurance business, the future investment income on the assets held to cover the related provisions has been taken into account by discounting future cash flows. The average period before the liability will be settled has been estimated at 10 years for 2003, 9.5 years for 2002, 7.7 years for 2001 and 7.8 years for 2000. The provision has been discounted at an interest rate of 4.00% for 2003, 4.25% for 2002, 4.50% for 2001 and 5.00% for 2000.

The overall effect is to reduce the net technical provisions for those classes of business referred to above at 30 June 2003 by £13 million from £51 million to £38 million (2002: by £14 million from £50 million to £36 million, 2001: by £12 million from £45 million to £33 million; 2000: by £12 million from £38 million to £26 million). The total amount of the investment return which corresponds to the unwinding of the discount is £1 million (2002: £1 million; 2001: £1 million; 2000: £1 million).

The overall effect is to reduce the gross technical provisions for those classes of business referred to above at 30 June 2003 by £17 million from £65 million to £48 million (2002: by £20 million from £70 million to £50 million; 2001: by £18 million from £73 million to £55 million; 2000: by £14 million from £50 million to £36 million). The total amount of the investment return which corresponds to the unwinding of the discount is £2 million (2002: £2 million; £2001: £2 million; 2000: £2 million).

24.6 Life business

	Gross and Net			
	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
At 1 January	31	81	68	86
Arising on acquisition of National Provident Institution	37	—	—	—
Increase/(decrease) in the year	13	(13)	18	21
At 31 December/30 June	81	68	86	107

25. Debenture loans and amounts owed to credit institutions

25.1 Debenture loans and amounts to credit institutions

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
£100 million 11.5% Corporate Bond 2001	100	—	—	—
DM1 billion 4.875% notes due 2008[1] (see note a)	355	355	355	355
£160 million 6.375% notes due 2010[1]	158	159	159	159
£40 million floating rate notes due 2003[1]	40	40	40	40
A$1,150 million floating rate perpetual loan notes[1] (see note b)	—	—	402	402
£32 million 4.207% loan due 2003 (see note c)	—	—	32	—
Floating rate guaranteed unsecured loan notes due 2004 and 2006	18	13	12	10
Loan from parent undertaking (see note d)	290	290	—	—
A$253 million loan due 2012 (see note i)	—	—	90	90
Debenture loans, external	961	857	1,090	1,056
Subordinated loan 9.625% undated[2] (see note f)	130	130	130	130
Limited Recourse Bonds 2012 7.39%[2] (see note h)	119	115	112	112
Limited Recourse Bonds 2022 7.58%[2] (see note h)	117	117	117	117
Total debenture loans	1,327	1,219	1,449	1,415
Bank loans[2] (see note e)	251	255	76	—
Interest free refinancing loan[2] (see note g)	84	176	251	258
Total amounts owed to credit institutions	335	431	327	258
Total borrowings	1,662	1,650	1,776	1,673

Notes:

1. *Issued under a US$4 billion debt securities programme of AMP Group Holdings Limited, AMP Group Finance Services Limited and AMP (UK) Finance Services plc. The latter company is a wholly owned subsidiary of HHG PLC. The other two companies are subsidiaries of AMP Limited, HHG plc ultimate parent company. AMP Group Holdings Limited guarantees issues made by AMP Group Finance Services Limited and AMP (UK) Finance Services plc. The programme is listed on the Luxembourg Stock Exchange.*
2. *Borrowings of National Provident Life Limited long term fund.*

(a) The DM1 billion 4.875% notes due 2008 were issued at a price of 101.781%. The DM proceeds of this issue and DM fixed interest rate were immediately swapped into sterling at a floating rate linked to 3 month LIBOR. During 1998 and 1999 interest rate swaps were entered into which fixed the interest rate at an average of 5.80%.

(b) The A$1,150 million perpetual loan notes were issued on 24 October 2002 at a floating interest rate. The A$ proceeds of this issue and A$ floating rate were immediately swapped into sterling at a floating rate linked to three month LIBOR. This loan is with a fellow subsidiary of AMP Limited.

(c) The £32 million loan was issued on 12 July 2002 at an interest rate of 4.207% and matured on 13 January 2003.

(d) AMP (NPI) Finance Limited, a wholly owned subsidiary, issued £290 million 6.95% preference shares to HHG at par for cash on 17 December 1999. HHG then sold these shares for £290 million to its immediate Australian parent Company, AMPFSH, under a Sale and Repurchase Agreement. This Agreement obliged HHG to repurchase the preference shares in three years for £290 million. In accordance with FRS5, the proceeds of sale were accounted for as a loan from the parent Company. An interest charge equivalent to the accrued preference share dividend payable was included in investment expenses and charges in the non-technical account. This loan was repaid during 2002.

(e) There were a number of bank loans which were repayable either in 2002 or 2003. Each accrued interest at a fixed rate in a range of 6.0875% – 6.17531%.

(f) The 9.625% subordinated Guaranteed bonds were issued at par in 1996 by a wholly owned subsidiary of National Provident Institution. The Bonds are repayable on a non-instalment basis, on 30 June 2006 and each fifth anniversary thereafter, so long as the Bonds are outstanding.

(g) The interest free refinancing loan from Abbey National plc relates to the sale of Extra-Income Plan Policies that Abbey National plc finance to the value of the associated property reversions. The loan bears no interest. Repayment will be on a policy-by-policy basis expected to occur over the next 10 to 20 years.

(h) Prior to its acquisition by the HHG Group, National Provident Institution raised £260m of capital through the securitisation of embedded value on a block of existing unit linked and unitised with-profit life and pension policies in 1998. The Bonds are split between two classes, which rank pari passu. The £140 million 7.39169% Class A1 Limited Recourse Bonds have an average life of 8 years maturing in 2012 and the £120 million 7.5873% Limited Recourse Bonds have an average life of 18 years maturing in 2022. Amounts relating to the securitisation included within Loans represent the principal outstanding less unamortised deferred issued costs. The bonds are repaid out of margins emerging from the securitised block of business and from a Collateral fund of £111 million (2002: £110 million; 2001:£106 million; 2000: £77 million).

(i) On 11 December 2002 a subsidiary company borrowed A$253 million at a floating interest rate from AMP Life Limited, a fellow group undertaking. The A$ proceeds of this issue and A$ floating rate were immediately swapped into sterling at a floating rate equivalent to three month LIBOR plus 1.7% with AMP Finance Services Limited, a parent undertaking.

(j) After taking account of the various interest rate and currency rate swaps entered into by the HHG Group, the currency exposure of Group borrowings is all in sterling and the interest rate exposure is as follows:

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Fixed rate borrowings	1,520	1,421	981	874
Floating rate borrowings	58	53	544	541
Interest free borrowings	84	176	251	258
Total borrowings	1,662	1,650	1,776	1,673

25.2 Time period for payment

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Payable as follows:				
In one year or less, or on demand	206	658	164	54
Between one and two years	467	124	7	7
Between two and five years	137	156	162	162
In five years or more	852	712	1,443	1,450
	1,662	1,650	1,776	1,673

26. Provisions

26.1 Provisions

2000	Restructure £m	Leasehold Properties £m	Pensions Mis-selling £m	Other £m	Total £m
At 1 January 2000	—	38	—	—	38
Amounts utilised	—	(3)	—	—	(3)
Increase in provision	—	—	—	—	—
At 31 December 2000	—	35	—	—	35

2001	Restructure £m	Leasehold Properties £m	Pensions Mis-selling £m	Other £m	Total £m
At 1 January 2001	—	35	—	—	35
Amounts utilised	—	—	—	—	—
Increase in provision	—	20	—	2	22
Acquisition of Towry Law	—	—	16	—	16
At 31 December 2001	—	55	16	2	73

2002	Restructure £m	Leasehold Properties £m	Pensions Mis-selling £m	Other £m	Total £m
At 1 January 2002	—	55	16	2	73
Amounts utilised	(16)	(3)	(9)	—	(28)
Increase in provision	124	6	—	22	152
At 31 December 2002	108	58	7	24	197

2003	Restructure £m	Leasehold Properties £m	Pensions Mis-selling £m	Other £m	Total £m
At 1 January 2003	108	58	7	24	197
Amounts utilised	(57)	(4)	(5)	(3)	(69)
Increase in provision	64	34	—	11	109
At 30 June 2003	115	88	2	32	237

The restructuring provision of £115 million (2002: £108 million) has been made for costs of restructuring management and staffing across the Life Services business and includes £23 million (2002: £22 million) for costs in respect of properties vacated as a result of the restructuring. It is expected that most of the expenditure will be incurred in 2003 and 2004.

The leasehold property provision has been made for amounts in respect of the excess of lease rentals and other payments on properties that are currently vacant or expected to become vacant over the amounts to be recovered from subletting these properties. The provision is expected to be utilised over the next 15 years.

The pensions mis-selling provision held is in respect of Advizas Limited (a subsidiary of Towry Law plc) and is the maximum amount Advizas Limited will have to pay in compensation relating to pension mis-selling. Any amounts in excess of this amount will be paid directly by the Financial Services Compensation Scheme.

Other provisions above include £18 million (2002: £11 million, 2001: nil, 2000: nil) held in respect of healthcare costs for former employees.

27. Other creditors including taxation and social security

27.1 Other creditors

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Corporation tax	97	100	60	147
Obligation under finance leases	3	7	7	1
Other creditors	452	791	685	616
	552	898	752	764

28. Capital commitments

28.1 Capital commitments

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
a) Other capital commitments for settlement after 31 December/30 June	206	152	102	62
b) Securities commitments	105	184	451	420

Securities commitments comprise general commitments to subscribe for securities and, in 2002 and 2003, commitments of Pearl to subscribe to private equity funds.

28.2 Obligations under finance leases

The obligations under finance leases fall due:

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Within one year	—	2	1	—
In the second to fifth years inclusive	2	—	1	1
In more than five years	1	5	5	—
Total	3	7	7	1

28.3 Annual commitments under non-cancellable land and building operating leases

The obligations under non-cancellable land and building operating leases fall due:

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Within one year	10	12	10	9
In the second to fifth years inclusive	38	36	30	30
In more than five years	69	65	40	35
Total	117	113	80	74

29. Contingent loans

Both National Provident Life Limited and London Life Limited have received contingent loans from their respective parent undertakings, Pearl Assurance Plc and London Life Holdings Limited. The assets backing the loan are utilised to provide additional regulatory capital for the long term funds. A full impairment review of the value of the loans made to the policyholder funds of London Life Limited and National Provident Life Limited was carried out as at 30 June 2003. The amounts below represent the best estimate of the Directors of the amounts that will be recoverable from the long term funds following their settlement of policyholder

claims by those funds. The key assumptions used in the impairment review were the same as those used to calculate the Long Term Business Provision.

The loan provided to National Provident Life Limited is repayable in accordance with the Schedule 2c Scheme under which the business of National Provident Institution was transferred to National Provident Life Limited. The loan to London Life Limited is repayable in accordance with the Schedule 2c Scheme under which the business of AMP UK Branch was transferred to London Life Limited. The balances at 31 December are as follows:

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
National Provident Life Limited	200	550	672	169
London Life Holdings Limited	242	258	276	100
	442	808	948	269

30. Notes to the cash flow statement

30.1 Reconciliation of profit/(loss) on ordinary activities to net cash inflow from operating activities

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Profit/(loss) on ordinary activities before tax, excluding non-operating exceptional items	5	(138)	(425)	(982)
Adjustments for financing expenses and items not involving movements of cash:				
Depreciation of tangible fixed assets	18	25	16	6
Amortisation and impairment of goodwill	44	48	256	297
Decrease/(increase) in debtors arising out of direct insurance operations	(10)	3	39	—
Increase/(decrease) in creditors arising out of direct insurance operations	26	6	(22)	(10)
Net increase/(decrease) in technical provisions	(5)	(113)	(14)	(1)
Decrease/(increase) in deferred acquisition costs	1	2	4	—
Decrease/(increase) in present value of acquired in force business	—	6	47	19
Net loss/(profit) arising on the disposal of fixed assets	—	(1)	1	—
Unrealised losses on investments	(12)	59	(100)	384
Loss/(profit) from interest in associates	19	8	(2)	10
Movement in other assets	(118)	234	(85)	(358)
Movement in other liabilities	159	86	(136)	59
(Profits)/losses relating to long term business funds, excluding Pacific fund	(107)	76	139	171
Loan interest expense	103	70	59	32
Net cash inflow/(outflow) from operating activities	123	371	(223)	(373)

30.2 Analysis of cashflows in respect of acquisitions and disposals

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Cash consideration paid to acquire associate, including loans provided to associates	(31)	(34)	(1)	—
Cash consideration received on disposal of associate	—	126	—	—
Cash proceeds received on disposal of a business	—	81	—	—
Cash consideration paid to acquire subsidiary undertakings	(524)	(138)	—	—
Cash proceeds received on disposal of subsidiary undertakings	—	—	110	—
Net cash acquired with subsidiary undertakings	48	42	—	—
Net cash disposed of with subsidiary undertakings	—	(3)	(27)	—
	(507)	74	82	—

30.3 Analysis of cash holdings included in Consolidated Balance Sheet

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Cash at bank and in hand	27	161	223	151
Less: cash on deposit not repayable on demand	—	(169)	(60)	—
Add: Deposits with credit institutions repayable on demand included within other financial investments	421	54	25	93
Total cash holdings per note 30.5	448	46	188	244

30.4 Net portfolio investments (excluding long term business)

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Purchase of portfolio investments	486	785	258	57
Sale of portfolio investments	(1,276)	(689)	(436)	(476)
	(790)	96	(178)	(419)

30.5 Movements in cash, portfolio investments and financing

	At 1 January 2000 £m	Cash flow £m	Changes in long term business £m	Changes in market value and exchange rate effects £m	At 31 December 2000 £m
Portfolio Investments	20,167	(790)	8,927	(9)	28,295
Cash holdings	83	(24)	389	—	448
	20,250	(814)	9,316	(9)	28,743
Borrowings	(964)	191	(889)	—	(1,662)
Total	19,286	(623)	8,427	(9)	27,081

	At 1 January 2001 £m	Cash flow £m	Changes in long term business £m	Changes in market value and exchange rate effects £m	At 31 December 2001 £m
Portfolio Investments	28,295	96	(2,414)	(59)	25,918
Cash holdings	448	32	(434)	—	46
	28,743	128	(2,848)	(59)	25,964
Borrowings	(1,662)	157	(145)	—	(1,650)
Total	27,081	285	(2,993)	(59)	24,314

	At 1 January 2002 £m	Cash flow £m	Changes in long term business £m	Changes in market value and exchange rate effects £m	At 31 December 2002 £m
Portfolio Investments	25,918	(178)	(2,787)	117	23,070
Cash holdings	46	199	(57)	—	188
	25,964	21	(2,844)	117	23,258
Borrowings	(1,650)	(14)	(112)	—	(1,776)
Total	24,314	7	(2,956)	117	21,482

	At 1 January 2003 £m	Cash flow £m	Changes in long term business £m	Changes in market value and exchange rate effects £m	At 30 June 2003 £m
Portfolio Investments	23,070	(419)	370	(384)	22,637
Cash holdings	188	(2)	58	—	244
	23,258	(421)	428	(384)	22,881
Borrowings	(1,776)	34	69	—	(1,673)
Total	21,482	(387)	497	(384)	21,208

31. Staff pension schemes

The HHG Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given under the 'SSAP 24 disclosures' below are those required by that Standard. FRS 17 Retirement Benefits was issued in November 2000 but will not be mandatory for the HHG Group until the year ended 31 December 2005. Prior to this, phased transitional disclosures are required and these are set out under "FRS 17 disclosures" below to the extent not already provided under "SSAP 24 disclosures".

SSAP 24 disclosures

As at 31 December 2002 the HHG Group operated one pension scheme, the AMP UK Staff Pension Scheme ("the AMP Pension Scheme") for its employees. The AMP Pension Scheme is funded by payment of contributions to a separately administered trust fund. The AMP Pension Scheme's appointed investment managers are Henderson Global Investors, Fidelity Investments and Deutsche Asset Management. The AMP Pension Scheme is subject to regular valuations by an independent qualified actuary.

Up until 15 November 1999, the AMP Pension Scheme operated on a defined benefit basis for all members. From that date, a new Money Purchase Section was established for new members of the AMP Pension Scheme.

Pearl and London Life final salary members were offered membership of this new section, on special terms, in respect of future service in April 2000 and NPI and Henderson final salary members in June 2001. If they declined they remained members of the defined benefit scheme.

At the date of the last actuarial investigation (31 December 2001) the market value of the assets of the AMP Pension Scheme was £1,875 million and on the basis of the assumptions set out below this was sufficient to cover 120% of the value of the benefits which had accrued to members after allowing for future increases in pensionable remuneration. The excess assets were sufficient to allow the suspension of contributions until 2004.

The principal assumptions used for the purpose of assessing pensions costs before retirement under SSAP 24 for the AMP Pension Scheme were that the annual return on investments, after allowing for investment expenses, would be 2.5% higher than the annual increase in members' pensionable remuneration before retirement and 3.2% higher than the expected annual increase in future pensions after retirement.

Pension contributions for 2003 are £nil (2002: £nil, 2001: £nil, 2000: £4 million). The 2003 pension cost is £nil (2002: nil, 2001: £9 million credit, 2000: £4 million). For the AMP Pension Scheme the excess assets are spread over the average remaining service lives of employees, estimated at 11 years, but only to the extent that the resulting credit does not exceed the regular pension cost.

For the closed defined benefit schemes, under the projected unit method, the current service cost will increase as the members of the current scheme approach retirement.

FRS 17 disclosures

The valuation used for FRS17 disclosures has been based on the most recent actuarial valuation at 31 December 2001 updated by Watson Wyatt to take account of the requirements of FRS 17 in order to assess the liabilities of the AMP Pension Scheme at 31 December 2002 and 30 June 2003. The AMP Pension Scheme assets are stated at their market value at 31 December 2002 and 30 June 2003.

(i) The effect on the HHG Group's net assets, retained profits and fund for future appropriations substituting the relevant FRS 17 pensions assets and liabilities for the corresponding SSAP 24 balance sheet items would be as follows:

	31 Dec 2001 £m	**31 Dec 2002** £m	**30 June 2003** £m
Net assets:			
Total net assets excluding pension asset	1,068	1,029	156
Pension asset/(liability)	232	(6)	(47)
Total net assets including pension asset/(liability)	1,300	1,023	109
Reserves:			
Profit and loss reserve excluding pension asset/(liability)	257	(72)	(945)
Pension asset/(liability)	95	(6)	(47)
Profit and loss reserve including pension asset/(liability)	352	(78)	(992)
Fund for future appropriations:			
Fund for future appropriations excluding pension asset	1,508	527	138
Pension asset	137	—	—
Fund for future appropriations including pension asset	1,645	527	138

The allocation of the defined benefit scheme surplus between that attributable to Shareholders (included in the profit and loss reserve) and that attributable to funds the allocation of which to policyholders or to Shareholders has not been determined (included in the fund for future appropriations) has been estimated to reflect the extent to which each benefits from the surplus. Note that at such time as pension contributions are commenced, the management services agreement between the shareholder owned service company and the relevant life insurance company provides that the tariff for services should be renegotiated. Any such renegotiations may require a reallocation of the surplus asset at that time.

(ii) The financial assumptions used to calculate scheme liabilities under FRS17 are:

Valuation method	31 Dec 2001 Projected unit	31 Dec 2002 Projected unit	30 June 2003 Projected unit
Discount rate	5.75%	5.70%	5.40%
Inflation rate	2.50%	2.00%	2.30%
Rate of increase in pensionable salaries (aged related scale in addition)	4.00%	3.50%	3.80%
Rate of increase in pensions in payment (in excess of GMPs)	2.50%	2.00%	2.30%
Rate of increase in deferred pensions	2.50%	2.00%	2.30%

(iii) The assets in the AMP Pension Scheme and the expected rate of return are:

	Long term rate of return expected at 31December			Value		
	31 Dec 2001 %	31 Dec 2002 %	30 June 2003 %	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Equities	8.0	7.9	8.1	1,348	1,061	1,102
Property	7.0	6.6	6.9	134	150	132
Bonds	5.0	5.0	5.0	369	298	321
Cash and other	4.0	3.5	3.8	11	21	30
Total market value of defined benefit assets	7.2	7.1	7.3	1,862	1,530	1,585
Money purchase assets				13	20	26
Total value of assets				1,875	1,550	1,611
Present value of scheme liabilities				(1,544)	(1,558)	(1,678)
Surplus/(deficit) in the AMP Pension Scheme				331	(8)	(67)
Related deferred tax (liability)/asset				(99)	2	20
Net pension (liability)/asset				232	(6)	(47)

(iv) The components of the pensions cost for 2002 are:

Analysis of the amount charged to operating profit:

	31 Dec 2002 £m	30 June 2003 £m
Current service cost – final salary	30	14
Current service cost – money purchase	12	5
Past service cost	3	—
Total operating charge	45	19

Analysis of the amount charged to other finance income:

	31 Dec 2002 £m	30 June 2003 £m
Interest cost	86	43
Expected return on pension scheme assets	(131)	(54)
Net return	(45)	(11)
Total operating charge/(credit)	—	(32)

Analysis of the amount recognised in the statement of total recognised gains and losses ('STRGL'):

	31 Dec 2002 £m	30 June 2003 £m
Actual return less expected return on pension scheme assets	377	(44)
Experience gains and losses arising on scheme liabilities	(14)	(5)
Changes in assumptions underlying the present value of the AMP Pension Scheme liabilities	(25)	140
Actuarial loss recognised in the STRGL	338	91

(v) The movement in the AMP Pension Scheme surplus/(deficit) during the year is as follows:

	31 Dec 2002 £m	30 June 2003 £m
Surplus/(deficit) in scheme at 1 January	330	(8)
Movement during the year:		
Total operating charge	(45)	(19)
Curtailment charge	—	40
Net expected return on pension asset	45	11
Actuarial loss	(338)	(91)
Deficit in scheme at 31 December	(8)	(67)

(vi) AMP Pension Scheme experience gains and losses are as follows:

	31 Dec 2002	30 June 2003
Loss on scheme assets:		
Amount (£ million)	377	(44)
Percentage of opening scheme assets	24.6%	2.8%
Experience gains on scheme liabilities:		
Amount (£ million)	14	5
Percentage of present value of scheme liabilities	0.9%	0.3%
Total loss recognised in statement of recognised gains and losses:		
Amount (£ million)	338	91
Percentage of present value of scheme liabilities	22.0%	5.5%

32. Subsidiary and associated undertakings

The principal subsidiaries and associated undertakings of the HHG Group are as follows:

	Country of incorporation and principal place of operation	Class of shares held (wholly-owned unless otherwise indicated)
a) *Insurance companies:*		
Pearl Assurance Plc	UK	'A' ordinary shares of 5p
(subsidiary of Pearl Assurance Group Holdings Limited)		'B' ordinary shares of £1
Pearl Assurance (Unit Funds) Limited	UK	Ordinary shares of £1
Pearl Assurance (Unit Linked Pensions) Limited	UK	Ordinary shares of £1
National Provident Life Limited	UK	Ordinary shares of £1
(subsidiaries of Pearl Assurance Plc)		
London Life Limited	UK	Ordinary shares of £1
London Life Linked Assurances Limited	UK	Ordinary shares of £1
(subsidiaries of London Life Holdings Limited)		
NPI Limited	UK	Ordinary shares of £1
(directly held by HHG plc)		
NPI Annuities Limited	UK	Ordinary shares of £1
(subsidiary of National Provident Life Limited)		
b) *Non-insurance companies:*		
Pearl Group Limited (holding company)	UK	'A' Ordinary shares of 5p (95.5%)
AMP (UK) Finance Services plc (finance company)	UK	Ordinary shares of £1
London Life Holdings Limited (holding company)	UK	Ordinary shares of £1
AMP (UK) Financial Services Limited (financing company)	UK	Ordinary shares of £1
NPI Investment Managers Limited (unit trust company)	UK	Ordinary shares of £1
NPI Asset Management Limited (investment management)	UK	Ordinary shares of £1
NPI Self Invested Personal Pensions Limited (pension management)		'B' Ordinary shares of £1
AMP (UK) Trustees Limited (pensioner trustee services)	UK	Ordinary shares of £1
AMP Portfolio Managers Limited (unit trust company)	UK	Ordinary shares of £1
Henderson Fund Management plc (investment management)	UK	Ordinary shares of £1
AMP NPI Finance Limited (finance company)	UK	Ordinary shares of £1
Oyster Holding Company Limited (holding company)	UK	Ordinary shares of £1
(directly held by HHG PLC)		
AMP Reset Preferred Securities Trust	Australia	Ordinary unit
AMP Invest PLC (holding company)	UK	'A' ordinary shares of £1
AMP (UK) Services Limited	UK	Ordinary shares of £1
AMP (UK) Investment Services 2 Limited (holding company)	UK	Ordinary shares of £1
AMP (NPI) Holdings Limited (holding company)	UK	'A' ordinary shares of £1
Pearlinvest Limited (financial services company)	UK	Ordinary shares of £1
AMPLE Investments Limited (financial services company)	UK	Ordinary shares of £1
NP Life Holdings Limited (holding company)	UK	'A' and 'B' Ordinary shares of £1
Oyster Overseas Limited (holding company)	UK	Ordinary shares of £1
AMP (UK) PGI Limited (general insurance agent)	UK	Ordinary shares of £1
AMP Private Capital Portfolio No. 1 (private equity partnership)	UK	—
AMP Private Capital Portfolio No. 2 (private equity partnership)	UK	—
AMP Private Capital Portfolio No. 3 (private equity partnership)	UK	—
AMP Private Capital Portfolio No. 4 (private equity partnership)	UK	—
AMP Private Capital Portfolio No. 5 (private equity partnership)	UK	—
(subsidiaries of Pearl Assurance Plc)		
AMP Interactive Investor Limited (service company)	UK	Ordinary shares of £1
Interactive Investor Trading Limited (financial services company)	UK	Ordinary shares of £1
(subsidiaries of AMP (UK) Investment Services 2 Limited)		
AMP International Holdings Limited (holding company)	UK	Ordinary shares of £1
Henderson Global Investors (Holdings) plc (holding company)	UK	Ordinary shares of 25p
AMP (UK) Financial Planning Limited (holding company)	UK	Ordinary shares of £1
(subsidiaries of AMP Invest)		
Towry Law plc	UK	Ordinary shares of £1
Towry Law plc (financial services company)	UK	Ordinary shares of £1
Towry Law plc Central Services Limited (management services)	UK	Ordinary shares of £1
Towry Law plc Financial Services Limited (financial services)	UK	Ordinary shares of £1
Towry Law Insurance Brokers Limited	UK	Ordinary shares of £1
Towry Law (Asia) Hong Kong Limited	China	Ordinary shares of HK$1
(subsidiaries of AMP (UK) Financial Planning Limited)		

	Country of incorporation and principal place of operation	Class of shares held (wholly-owned unless otherwise indicated)
Henderson Administration Limited (service company)	UK	Ordinary shares of £1
Henderson Investment Funds Limited (unit trusts / OEIC management)	UK	Ordinary shares of £1
Henderson Investment Management Limited (investment management)	UK	Ordinary shares of £1
Henderson Global Investors Limited (investment management)	UK	Ordinary shares of £1
(subsidiaries of Henderson Global Investors (Holdings) plc)		
NPI Finance Plc (finance company)	UK	Ordinary shares of £1
Mutual Securitisation Plc (finance company)	Republic of Ireland	Ordinary shares of IR£1
(subsidiary of National Provident Life Limited)		
Pearl Unit Trusts Limited (unit trust management)	UK	Ordinary shares of £1
Pearl Assurance Group Holdings Limited (holding company)	UK	Ordinary shares of £1
Pearl ISA Limited (ISA management)	UK	Ordinary shares of £1
(subsidiaries of Pearl Group Limited)		
AMP Virgin Holdings Limited (holding company)	UK	Ordinary shares of £1
(subsidiary of AMP International Holdings Limited)		
London Life Group Services Limited (service company)	UK	Ordinary shares of £1
(subsidiary of London Life Holdings Limited)		
c) **Joint venture undertakings:**		
Property partnerships:		
The Buchanan Galleries Partnership	UK	50%
The Premier Greenford Limited Partnership	UK	50%
The Potteries Shopping Centre Limited Partnership	UK	50%
The Romford Brewery Trust	UK	50%
(Joint ventures held by Pearl Assurance Plc)		
d) **Associate undertakings:**		
Virgin Money Group Limited (formerly known as Virgin Direct Limited – a unit trust management and insurance company)	UK	AMP 'A' ordinary shares of 0.1p (50%)
(Associate of AMP Virgin Holdings Limited)		Deferred shares of 0.1p (50%)
The Bull Ring Limited Partnership	UK	33%
The Printworks Leisure Scheme Trust	UK	38%
The Moor House Limited Partnership	UK	33%
The Covent Garden Limited Partnership	UK	19%
The Pradera European Retail Fund	UK	17%
The Henderson (UK) Retail Warehouse Fund	UK	38%
Innisfree PFI	UK	25%
(Property partnerships of Pearl Assurance Plc)		

The information disclosed above is only in respect of those undertakings which principally affect the figures shown in the HHG Group's accounts. There are a number of other subsidiary and associated undertakings whose business does not materially affect the HHG Group's profits or the amount of its assets and particulars of these have been omitted in view of their excessive length.

The ordinary unit of AMP Reset Preferred Securities Trust ('the Trust') is held by HHG and carries the rights to any residual income or capital not distributed to the holder of Reset Preferred Securities. In accordance with the Trust constitution HHG holds the right to require that its consent be obtained before any variation is made to the Trust constitution or the rights attaching to any class of units.

33. Related party transactions

The HHG Group's pension scheme is charged on an arm's length basis with the costs of administration and investment management services, which amounted to £0.1 million in the six months to 30 June 2003 (2002: £0.8 million, £2001: £0.8 million, 2000: £3.7 million).

HHG has taken advantage of the exemption given by FRS 8 to subsidiary undertakings, 90% or more of whose voting rights are controlled within the HHG Group, by not disclosing information on related party transactions with entities that are part of the HHG Group.

33.1 Related party transactions with AMP Limited

All related party transactions with AMP Limited and its subsidiaries are conducted on normal commercial terms.

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Dividends paid	183	17	25	—
Stewardship fees	8	6	8	4
Interest paid	20	20	26	17
Other (income)	(10)	(9)	(24)	(13)
	201	34	35	8

Intercompany balances with AMP Limited and its subsidiaries are as follows:

	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	30 June 2003 £m
Intercompany debtors less creditors	53	6	3	9
Loans from AMP Limited and its subsidiaries	(290)	(290)	(492)	(493)
	(237)	(284)	(489)	(484)

33.2 Past and existing shadow share scheme bonus arrangements

Henderson Administration Limited operates the Bonus Award in Special Equity Plan (the "BASE Plan") for selected employees of The HHG Group. A number of executives within the HHG Group (including Roger Yates and Toby Hiscock) were awarded restricted redeemable preference shares in Astor UK Limited pursuant to the BASE Plan in respect of bonus awards for the 2002 financial year. During 2003, Roger Yates received fixed dividend payments of £74.25 and £24.75 per share in respect of 2,800 shares held by him and Toby Hiscock received fixed dividend payments of £74.25 and £24.75 in respect of 562 shares held by him. These shares are redeemable at a nominal value of £1 per share.

Henderson Global Investors Limited ("Henderson") operates the Henderson Long Term Value Sharing Incentive Plan (the "HLTVSIP") for selected employees of The HHG Group. A number of executives within The HHG Group (including Roger Yates and Toby Hiscock) participate in the HLTVSIP. Employees who participate in the HLTVSIP receive an initial award of phantom equity units in substitution for part of their bonus award for the preceding financial year. Participants are entitled to receive a cash payment based on the Henderson after-tax profit achieved relative to return on capital performance targets to 31 December 2002 and additional payment if targets based on Henderson performance to 31 December 2003 are achieved. Participants are also entitled to receive further cash payments at the end of further specified periods in respect of any matching units awarded, payment of which is subject to remaining in employment to the end of the specified period and the achievement of performance targets. Roger Yates and Toby Hiscock hold awards under the HLTVSIP in substitution for part of their bonus awards for the 2000 financial year. Based on performance targets achieved to 31 December 2002, Roger Yates and Toby Hiscock will be entitled to receive: gross cash payments of A$619,200 and A$176,128 respectively in January 2004 in respect of their initial phantom units; provided that they remain employed by the HHG Group on 31 December 2004, gross payments of A$179,514 and A$51,062 respectively in January 2005 in respect of 50% of their matching units; and, provided that they remain employed by The HHG Group on 31 January 2005, gross payments of A$179,514 and A$51,062 in January 2006 in respect of the balance of their matching units. If Henderson achieves its return on capital hurdle for the period from 1 January 2001 to 31 December 2003, the value of initial and matching units will be increased by sharing an amount equal to 15% of Henderson's after-tax profit above the hurdle among all participants, thereby potentially increasing the amounts payable to Roger Yates and Toby Hiscock as described above. Interest is also paid for the period between a participant's entitlement to a payment arising and the date of payment.

34. Acquisitions

Towry Law

During 2001 the HHG Group acquired 100% of the ordinary share capital of Towry Law plc. The offer was declared unconditional on 3 August 2001, this being the effective date of acquisition. Acquisition accounting has been used for the transaction with the goodwill arising on acquisition being capitalised in the balance sheet and being written off on a straight line basis over 20 years. Further details of the acquisition are provided in the tables and supporting information below.

	Book value before acquisition £m	Fair value adjustments £m	Fair value at acquisition £m
Fixed assets	24	(a) (22)	2
Debtors	15	—	15
Recoverable from ICS	—	(b) 30	30
Bank overdraft	(8)		(8)
Creditors due within one year	(24)		(24)
Creditors due after more than one year	(7)	—	(7)
Provision for liabilities and charges	(68)	—	(68)
Net assets/(liabilities)	(68)	8	(60)
Goodwill arising on acquisition			141
			81
Discharged by:			
Cash			66
Floating rate loan notes issued in lieu of cash			12
Costs associated with the acquisition			3
			81

Adjustments:

(a) Revaluation of fixed assets to achieve consistency of accounting policy application

(b) Other significant adjustment represents an increase in amounts payable by the Investors Compensation Scheme ("ICS") against pension review liabilities under the 'ICS agreement'.

Towry Law plc made a consolidated loss after tax of £21 million in the year ended 31 December 2001 (2000: consolidated loss of £74 million), of which £14 million arose in the period from 1 January 2001 to 3 August 2001. The summarised consolidated profit and loss account for the period from 1 January 2001 to the effective date of acquisition is as follows:

	£m
Turnover	32
Operating loss before tax	(16)
Taxation credit	1
Loss for the 7 months ended 3 August 2001	(15)

There were no recognised gains or losses in the seven months ended 3 August 2001 other than the consolidated loss of £14 million above.

The costs incurred in the year in reorganising, restructuring and integrating the acquisition are £4.3 million net of taxation.

Interactive Investor International

During 2001 HHG acquired 100% of the ordinary share capital of Interactive Investor International Plc. The offer was declared unconditional on 10 August 2001, this being the effective date of acquisition. Acquisition accounting has been used for the transaction with the goodwill arising on acquisition being capitalised in the balance sheet and being written off on a straight line basis over five years. Further details of the acquisition are provided in the tables and supporting information below. There were no fair value adjustments on acquisition.

	Fair value at acquisition £m
Tangible fixed assets	3
Current assets	1
Cash	50
Creditors due within one year	(8)
Net assets	46
Goodwill arising on acquisition	11
	57
Discharged by:	
Cash	56
Costs associated with the acquisition	1
	57

Interactive Investor Plc earned a consolidated loss after tax of £21 million in the 15 months ended 31 December 2001 (year ended 30 September 2000: consolidated loss of £17 million), of which £14 million arose in the period from 1 October 2000 to 10 August 2001. The summarised consolidated profit and loss account for the period from 1 October 2000 to the effective date of acquisition is as follows:

	£m
Turnover	5
Operating loss	(17)
Interest receivable and similar income	3
Loss before tax	(14)
Taxation	—
Loss for the 10 months ended 10 August 2001	(14)

There were no recognised gains and losses in the 10 months ended 10 August 2001 other than the consolidated loss of £14 million above.

The costs incurred in the year in reorganising, restructuring and integrating the acquisition are £5.8 million, net of taxation.

National Provident Institution

On 1 January 2000, under a scheme pursuant to Section 49 of, and Part I of Schedule 2C, to the Insurance Companies Act 1982, the business of National Provident Institution (NPI) was transferred to National Provident Life Limited, a wholly owned subsidiary of Pearl Assurance Plc, itself a subsidiary of HHG. Acquisition accounting has been adopted for this transaction with the goodwill arising being capitalised in the balance sheet and being written off on a straight line basis of 20 years. Further details of the acquisition is provided in the table and supporting information below:

	Fair value at acquisition £m
Fair value of net assets acquired:	
Fixed assets	25
Cash	50
Other assets	10
	85
Fair value of consideration	519
Goodwill	434

There were no fair value adjustments on acquisition. The consideration comprised entirely of cash. The above table excludes policyholder assets and liabilities retained in the long term fund of National Provident Life Limited. AMP did not purchase any present value of life in-force business. A summarised policyholder balance sheet as at the date of acquisition is contained below:

	£m
Assets	
Investments	11,084
Assets held to cover linked liabilities	3,310
Reinsurers' share of technical provisions	220
Debtors	172
Other assets	152
Prepayments and accrued income	468
	15,406
Liabilities	
Subordinated liabilities	129
Fund for future appropriations	811
Technical provisions	13,770
Deposits received from reinsurers	104
Creditors	549
Accruals and deferred income	43
	15,406

Henderson Global Investors North America Inc

In 2000, £5 million cash was paid to acquire Phoenix Realty Advisors Inc. This company was subsequently renamed to Henderson Global Investors North America Inc.

35. Contingent Liabilities

The following contingent liabilities existed at 30 June 2003:

(a) In the normal course of business the HHG Group is exposed to certain legal issues which involve litigation and arbitration.

(b) Contingent liabilities which are considered to be covered under an insurance policy, but where indemnity has not been granted yet, are not reported here, to avoid making an admission which prejudices the insurer's rights.

(c) In the normal course of business, the HHG Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(d) Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them. The extent of such liabilities is influenced by the actions and requirements of the FSA, the Ombudsman rulings, by industry compensation and by court judgements.

(e) Recently a number of cases have been submitted to the Financial Ombudsman Service ('FOS') concerning a particular issue regarding the sale of certain products by The HHG Group. Whilst a number of similar cases have previously been decided in the HHG Group's favour, in a minority of cases the decisions have been made against the HHG Group. The HHG Group will continue to explore various options open to contest such decisions, if appropriate. Ultimately, in the event that this issue is not resolved to the HHG Group's satisfaction with the FOS, the situation would need to be discussed with the FSA and it may potentially give rise to a requirement to the HHG Group to pay appropriate compensation to customers.

The HHG Group is not aware of any circumstances that would result in any material future payments as a result of the above items.

36. Post Balance Sheet Events

In anticipation of the proposed demerger of HHG from AMP ("the Demerger"), AMP and HHG entered into a Demerger Deed on 16 October 2003 to facilitate the orderly separation of HHG from AMP. The Demerger Deed records the intended economic and legal effect of the Demerger and matters relating to the transfer of certain assets and shares, the restructure of various companies in both the AMP and HHG Groups, the transactions required to give effect to the Scheme and the Capital Adjustment and transition of the HHG Group as an independent group of companies after the Demerger.

The fundamental underlying principle of the Demerger is that on Demerger, the HHG Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the HHG Group companies after Demerger as if the HHG Group had always owned and operated them.

Subsequent to 30 June 2003 the following significant transactions have occurred in respect of the restructure of companies in the HHG Group prior to the Demerger

- AMP Finance Services Limited ("AMPFS") (a subsidiary of AMP Limited) has loaned £60 million to the HHG group for working capital purposes
- On 23 October 2003, the authorised share capital of HHG was increased to £2,350,000,000 by the creation of 1,350,000,000 preferred ordinary shares of £1 each and the existing authorised but unissued share capital of £196,160,000 was designated as 196,160,000 preferred ordinary shares of £1 each
- On 14 November 2003, 27,657,688 preferred ordinary shares of £1 each were allotted and issued at a price of £1 per share to AMP Financial Services Holdings Limited ("AMPFSH") (a subsidiary of AMP Limited)
- The businesses of Henderson Global Investors (Jersey) Limited and Henderson Global Investors (Japan) KK have been transferred from the AMP group to the HHG group
- AMPFS loaned £40m to the HHG Group, the proceeds being used to repay the £40m Floating Rate Notes due on 17 November 2003 (see note 25.1)
- HHG group and AMPFS agreed to terminate the swap agreement in respect of the A$1,150 million Perpetual loan notes (the proceeds of which were swapped into sterling on issue – see note 25.1 (b)) in advance of the proposed repayment of the loan notes after approval of the Scheme

- AMPFSH has subscribed in cash for new preferred ordinary shares of the Company in the sum of approximately £1,323 million on 21 November 2003, in order to provide capital for repayment of external debt and re-capitalise the HHG Group. The subscription will be satisfied in part by issuance by AMPFSH of A$ and sterling promissory notes and in part in cash.

- As part of the HHG Capital Reduction, the English Court has made an order confirming the reduction of HHG's capital by way of a cancellation of:

  (a) all except 27,200,000 of the ordinary shares of £1 each in the capital of HHG (all but one of which are held by AMPFSH and one of which is held by a nominee on AMPFSH's behalf);

  (b) all of the 'A' preference shares of £1 each in the capital of HHG (all of which were held by London Life Limited);

  (c) all of the issued preferred ordinary shares of £1 each in the capital of HHG (all of which are held by AMPFSH); and

  (d) all of the authorised but unissued preferred ordinary shares of £1 each in the capital of HHG.

  The HHG Capital Reduction has become effective having been registered with the Registrar of Companies. It has been agreed that part of the share capital reduced will be repaid to AMPFSH, but this is conditional on not less than £776,640,000 being received by HHG and being used to pay up in full (together with a premium thereon) new ordinary shares of 10 pence each in the capital of HHG, such shares to be issued to AMP Shareholders (as will happen if the Scheme is approved). Part of the capital reduced will also be applied to remove the deficit in HHG's retained profit and loss account and to create positive distributable reserves

The remaining steps of the restructure and transactions required to give effect to the Scheme and Capital Adjustment are proposed to take place subsequent to 27 November 2003 as set out in Part 3, The Demerger of the Listing Particulars.

37. Ultimate parent undertakings

Prior to the Demerger, HHG's ultimate parent undertaking is AMP Limited, a company incorporated in New South Wales, Australia. A copy of the accounts can be obtained from GPO Box 4134, Sydney, New South Wales 2001, Australia.

Yours faithfully

Ernst & Young LLP

Part 9B – Supplementary information

Statements of Regulatory Solvency as at 30 June 2003

	Pearl Assurance Plc £m	London Life Limited £m	National Provident Life Limited £m
(a) Total of gross available assets and implicit items	15,259	3,000	7,915
(b) Total liabilities	14,407	2,870	7,575
(c) Required minimum margin for long term insurance business	588	99	310
(d) Excess/(deficiency) of gross available assets and implicit items over total liabilities and the required minimum margin (=a-b-c)	264	31	30
Free Asset Ratio (= (d)/(b))	1.8%	1.1%	0.4%

Definitions

Free Asset Ratio

The free asset ratio is defined as the excess of gross available assets and implicit items over total liabilities and the required minimum margin, divided by total liabilities.

Gross Available Assets

This term refers to those assets of an insurer which can be brought into account in determining the solvency of the insurer. To determine the value of such assets, the assets in question are required to be valued in accordance with the '*Valuation of Assets Rules*', Chapter 4, the Interim Prudential Sourcebook for Insurers ("IPRU (INS)") published by the FSA. Any asset for which there is not an applicable valuation rule (other than Cash) must be left out of account, i.e. such assets are inadmissible for solvency purposes. Where the valuation of an asset exceeds the specified counterparty limits/diversification limits, the excess above the limit must be left out of account. The gross available assets include any other than long term insurance business net assets that have been allocated towards the long term insurance business required minimum margin. A composite *insurer* may make such an apportionment to the extent that such assets are in excess of the amount needed to match its *general insurance business required margin of solvency.*

Total Liabilities

Total liabilities consist of mathematical reserves (after distribution of surplus), plus other insurance and non-insurance liabilities. All liabilities are calculated in accordance with the "Determination of Liabilities Rules", Chapter 5, IPRU(INS).

Implicit Items

Amounts in respect of future profits, zillmerising and hidden reserves, which do not represent admissible assets as such but which can be recognised as cover for a proportion of the required minimum margin, provided that a waiver to this effect has been obtained from the FSA. The implicit items recognised by Life Services are in respect of future profits, and at 30 June 2003 were £400m in Pearl and £80m in London Life.

Required Margin of Solvency

The amount, calculated in accordance with the 'Margins of Solvency Rules', Chapter 2, IPRU (INS), by which the value of assets and implicit items must exceed the amount of liabilities at all times.

Required minimum margin for long term insurance business

This is the greater of the required margin of solvency and the minimum guarantee fund, which is equivalent to Euro 800,000. The solvency requirements of IPRU (INS) are such that the total of available assets and implicit items must exceed the required minimum margin for long term insurance business.

Basis of preparation

Statements of Solvency

The statements of solvency have been prepared in accordance with the requirements of IPRU (INS).

Inherent risks and sensitivities

In Parts 4, 5 and 7 of this document there are comments on the regulatory solvency position of the life companies. As described in these sections there are a number of inherent and specific risks that could materially alter the financial condition and hence the statutory solvency position of the life companies within Life Services. In Part 7 HHG also outlines the action management may take to address a breach of the Required Minimum Margin ('RMM') by any of the life companies within Life Services.

The statutory solvency position of all three life companies shows a small excess of available assets and implicit items over the Required Minimum Margin. The calculation of mathematical reserves involves a number of judgements and assumptions. As a consequence, a small adjustment to current expectations of these judgements and assumptions could materially alter the disclosed solvency position and therefore the Free Asset Ratio for each company. The companies are exposed to economic measures and to changes to the underlying assumptions, such as mortality and expenses. To give an indication of the sensitivity of the FARs, had interest rates been 0.5% lower at 30 June 2003, the FARs of National Provident Life Limited, and London Life would have fallen by 2.3% and 1.2% respectively, while Pearls FAR would have increased by 0.4%. It should be noted that these sensitivities ignore any compensating management actions that companies may take in practice. In addition, due to the nature of the reserving approach, an equal and opposite change in interest rates would not necessarily have an equal and opposite impact on the FARs.

Pearl and London Life make use of implicit items as at 30 June 2003 of £400 million and £80 million respectively.

The implicit items are due for renewal on 30 November 2003.

The FSA has indicated that it would be prepared to renew the waivers from 30 November 2003 for a period of 12 months to a maximum of an implicit item of £350 million for Pearl and £60 million for London Life, but with future profit in respect of with profit business included only to the extent of the realistic excess surplus in respect of that business. There would be no corresponding limitation in respect of non-profit business.

This is part of the process of aligning statutory and realistic solvency positions, which the FSA is implementing over the next 12 months. The Appointed Actuaries for Pearl and London Life have calculated that if these form of waivers had been in place at 30 June 2003, the maximum implicit items that could be included in the calculation would have been £295 million (including an amount of £100 million for non-profit business) for Pearl and £60 million (including £12 million for non-profit business) for London Life. If these reduced implicit items had been used in the 30 June 2003 calculation instead of the implicit item of £400 million and £80 million referred to above, the FARs at that time would have been 1.1% for Pearl and 0.4% for London Life.

Changes in solvency rules

The information in this supplementary information reflects the actual regulations applying as at 30 June 2003 and makes no allowance for any regulatory changes currently being proposed by the FSA or for the proposed internal restructure of HHG expected to take place as part of the Demerger.

The regulatory capital regime is changing in 2004 with the introduction of the Integrated Prudential Sourcebook, which will require a more realistic assessment of liabilities and risk based capital requirements. CP 195 published by the FSA in August 2003 set out some details on how the existing regime should change. Further in October 2003, CP 204 set out further details, initially proposed in CP145, on the basis on which insurers will be required to value shares in non-insurance group companies from 1 January 2005.

The proposed FSA changes are discussed in more detail in Part 5, Risk Factors, and the effect of the proposed changes and the internal restructure are addressed in Section 11 of Part 8, the Consulting Actuary's report.

Given the above, the current regulatory solvency basis will not be the basis used in the future and therefore cannot be used to provide a reliable view of the future regulatory solvency position

General principles and methods

The general principles and methods adopted in the valuation are the responsibility of the Directors of each company. The Directors are responsible for ensuring that the appointed actuaries have determined the long term liabilities with due regard to the reasonable expectations of policyholders as required by rule 5.6 of the IPRU (INS). For the major classes of business the key valuation bases are noted below:

Conventional Business

The net premium method is generally used for conventional business subject to the following exceptions:

- London Life business, excluding AMP (UK) branch business, is valued on a gross premium basis (with a test that the result exceeds the net premium method).
- For with-profit pension annuity business reassured from London Life Limited to Pearl Assurance Plc, the mathematical reserves is determined using a gross premium valuation.

No explicit provision is held in respect of future terminal bonus payments.

Unit-Linked Business

For linked business, the mathematical reserves have been determined as the units allocated to policies (valued at the price on the valuation date) plus appropriate reserves for future expenses, life cover and rider benefits determined using a discounted cashflow method. The unit liability may be discounted to allow for future management charges but, where necessary, the liability is adjusted to ensure the total reserve is at least as great as the surrender value.

Unitised With Profit Business

The mathematical reserves are determined using a gross premium valuation, subject to a minimum of the guaranteed policy benefit on surrender.

Market Value Adjustments ('MVA') have been allowed for where appropriate.

Additional reserves

In common with other life companies in the UK, which have written pension transfer and opt out business, Pearl and London Life have set up reserves for the review and possible redress relating to personal pension policies. Most of this reserve is now in relation to guaranteed scheme benefits provided by HHG. It has been determined in accordance with the principles set out in the attachment to the Government Actuary's letter to appointed actuaries of 29 May 1997. In London Life a reserve is also held for policyholders who were not advised to contract back in to the State scheme when it became advantageous to do so. National Provident Life holds a reserve for potential payments to the Investor Compensation Scheme in relation to pension mis-selling.

Reserves are held to cover guaranteed annuity options. These have been calculated in accordance with a letter from the Government Actuary to appointed actuary dated January 1999. In some cases, a waiver has been obtained from the FSA, to allow for a higher level of tax free cash take-up (compared to the letter) for policyholders assumed to leave in the next few years, where this is clearly justified from recent experience.

A reserve has been set up in Pearl, London Life and National Provident Life to cover the Mortgage Promise made to certain mortgage endowment policyholders.

Resilience

Additional reserves are held to ensure the companies can still meet their liabilities in certain adverse investment scenarios, as required by IPRU (INS). The scenarios tested cover changes in asset values and yields at the valuation date and are chosen by the appointed actuaries. Both falling and rising yield scenarios are tested.

Assumptions

The assumptions used in the valuation are the responsibility of the appointed actuaries and Directors of each company. For the major classes of business the key assumptions are noted below:

Yields and Derivatives

In determining the amount of long term liabilities, the derivative positions are included to reflect the actual underlying asset position at the date of the valuation. The yields on this underlying asset position are then used to ensure that the valuation rates of interest comply with the appropriate regulations.

Derivative assets (including options and futures) are either treated as zero yielding if they are "out-of-the-money" or are notionally converted to the underlying economic exposure if they are "in-the-money" on the valuation date.

Retirement Age

Pearl and National Provident Life Limited have certain pension products where the policyholder can choose to retire at any age within a fixed range (eg 60-75). The valuation methodologies employed assume either a single retirement age or a spread. The assumptions take account of actual experience and are set to be prudent.

A strict interpretation of the rules and guidance might imply that all policies be assumed to retire at the most onerous retirement age. However, the approach used is consistent with disclosures and communications with the FSA, and is used by other life insurance companies in the UK.

Expenses

Both explicit and implicit reserves are held for future expenses.In Pearl the assumed level of expense inflation used in the valuation was 5%, for London Life and National Provident Life expense inflation was assumed to be 3.5%.

The expense loadings are sufficient to cover the anticipated ongoing costs.

Interest & Mortality

The rates of interest and tables of mortality assumed in the valuation are stated below. For deferred annuities, the assumption shown is that used during the annuity payment phase.

Pearl Assurance Plc

Product Group	Interest rate	Mortality Table
Guaranteed Annuity Options	3.85%	65% IM/IF80 C2030
OB Life (Non-Profit)	2.90% – 3.10%	AM80
OB Pensions	3.85% – 5.00%	70% IM80/IF80 C2020
IB	3.6%	80% ELT14 (M)
Pensions in payment	4.05%	72.5% IM80/IF80 C2015
Pensions in Payment (Reinsured in)	4.35%	70% IM80/IF80 C2014

London Life Limited

Product Group	Interest rate	Mortality Table
Guaranteed Annuity Options	3.77%	IM80 – 4 C(2020 + deferment term) IF80 – 4 C(2023 + deferment term)
With-Profit Fund (Life & Pension)		
CWP (Life)	2.85%	A67-70ult – 4 years
With Profit annuities (Life), CWP (Pension) – Simple Bonus, AMP UK (Pension)	2.85% – 5.70%	100% IM80/100%IF80 (C2020) – 4 years
CWP (Pension) – Compound Bonus	4.65%	A67-70ult – 4 years/100% IM80/100%IF80 (C2020) – 4 years
AMP UK (Life)	2.80%	A67-70ult
Non-Profit Fund (Life)		
Annuities (Deferred & Immediate)	3.30%	100% IM80/100%IF80 (C2020) – 4 years
CNP	2.75%	A67-70ult – 4 years
AMP UK	2.50%	A67-70ult
Non-Profit Fund (Pension)	2.25% – 3.90%	100% IM80/100%IF80 (C2020) – 4 years

National Provident Life Limited

Product Group	Interest rate	Mortality Table
Conventional With Profit and Non Profit business, PTP/EPP Profit Sharing Account, UWP, Capital Account, Deposit Administration, Pension Sterling Reserve	1.0% – 5.0%	AM92/ AF92
SERP, Pension Annuities – Individual and Group, Life Annuities – Group	3.8% – 4.75%	93% RMV92/RFV92 Year of Use
Life Annuities – Individual	3.8%	72% IML92/IFL92 Year of Use

REPORT ON FREE ASSET RATIOS

The following is the text of the report on the free asset ratios of HHG PLC by Ernst & Young LLP:

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors
HHG PLC
4 Broadgate
London EC2M 2DA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

27 November 2003

Dear Sirs

REPORT ON THE FREE ASSET RATIOS OF HHG PLC

We report on the calculation of the free asset ratios at 30 June 2003 as set out in Part 9B of the Listing Particulars dated 27 November 2003 (the 'Listing Particulars'), which have been prepared by the Directors in accordance with the basis of preparation and assumptions, set out in Part 9B.

RESPECTIVE RESPONSIBILITIES OF THE DIRECTORS AND OF ERNST & YOUNG

It is the responsibility solely of the Directors of HHG PLC to select the basis of preparation and assumptions set out in Part 9B and to prepare the free asset ratios in accordance with them.

It is our responsibility to form an opinion on the calculation of the free asset ratios, so far as the basis of preparation and assumptions, in Part 9B, are concerned and to report our opinion to you.

BASIS OF OPINION

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with reasonable assurance that the free asset ratios, so far as the basis of preparation and assumptions, set out in Part 9B, are concerned, have been properly calculated.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

OPINION

In our opinion, the free asset ratios, so far as the basis of preparation and assumptions, set out in Part 9B, are concerned, have been properly calculated.

Yours faithfully

Ernst & Young LLP

Part 10 – HHG pro forma financial information

The following is pro forma financial information on the HHG Group.

PRO FORMA PROFIT AND LOSS ACCOUNT

Set out below is the pro forma profit and loss account of the HHG Group for the year ended 31 December 2002 and the six months ended 30 June 2003 prepared in accordance with the notes below. The pro forma profit and loss account is prepared for illustrative purposes only to show the effect on the financial results of the HHG Group as if the Effective Date was 1 January 2002 but, because of its nature, may not give a true picture of the HHG Group's financial position or results. The pro forma adjustments relate to the repayment of certain debts of HHG PLC by AMP Limited. All pro forma adjustments are non-recurring.

Pro forma consolidated profit and loss account for twelve months ended 31 December 2002

	Accountants' report £m (Note 1)	Adjustments £m	Pro forma financial information £m
Balance on the general business technical account	20	—	20
Balance on the long term business technical account	(54)	—	(54)
Tax credit attributable to balance on long term business technical account	(23)	—	(23)
Shareholder pre tax loss from long term and general business	(57)	—	(57)
Investment return	79	—	79
Investment expenses and charges	(92)	43[2]	(49)
Other income	45	—	45
Other charges	(400)	—	(400)
Loss on ordinary activities before exceptional items and tax	(425)	43[2]	(382)
Exceptional item – disposal of businesses	82	—	82
Loss on ordinary activities before tax	(343)	43[2]	(300)
Tax on profit/(loss) on ordinary activities	39	(13)[2]	26
Loss on ordinary activities after tax	(304)	30	(274)
Preference dividend on non-equity shares	(25)	—	(25)
Retained loss attributable to equity Shareholders of The HHG Group	(329)	30	(299)
Basic earnings per share attributable to Shareholders[3]	(90.1p)		(16.5p)

Notes:

1. *The profit and loss account has been extracted from the Accountants' report in Part 9A of the Listing Particulars. The general business technical account and the long term business technical account have not been presented as they are not impacted by the adjustments.*
2. *This pro forma adjustment relates to the servicing costs of debt of £43m that will be repaid as part of the Demerger. This includes servicing costs of debt settled prior to the Demerger, which was immediately replaced by debt that will be repaid as part of the Demerger. The loans repaid amount to £1,056m. The tax relief on the servicing costs is £13m.*
3. *Basic earnings per share is based upon the pro forma profit for the financial year attributable to Shareholders, divided by the 1,812m ordinary 10p shares in issue following the Demerger but prior to the Global Offer. No account has been taken of the 10p ordinary shares that will be issued in the Global Offer nor of the earnings affect arising from the proceeds thereof.*

Pro forma consolidated profit and loss account for six months ended 30 June 2003

	Accountants' report £m (Note 1)	Adjustments £m	Pro forma financial information £m
Balance on the general business technical account	3	—	3
Balance on the long term business technical account	(281)	—	(281)
Tax credit attributable to balance on long term business technical account	(121)	—	(121)
Shareholder pre tax loss from long term and general business	(399)	—	(399)
Investment return	(110)	—	(110)
Investment expenses and charges	(46)	32[2]	(14)
Other income	34	—	34
Other charges	(461)	—	(461)
Loss on ordinary activities before exceptional items and tax	(982)	32[2]	(950)
Exceptional item – disposal of businesses	7	—	7
Loss on ordinary activities before tax	(975)	32	(943)
Tax on loss on ordinary activities	102	—	102
Loss after tax	(873)	32	(841)
Preference dividend on non-equity shares	—	—	—
Retained loss attributable to equity Shareholders of The HHG Group	(873)	32	(841)
Basic earnings per share attributable to Shareholders[3]	(160.2p)		(46.4p)

Notes:

1. *The profit and loss account has been extracted from the Accountants' report in Part 10A of the Listing Particulars. The general business technical account and the long term business technical account have not been presented as they are not impacted by the adjustment.*
2. *The pro forma adjustment relates to the servicing costs of debt of £32m that will be repaid as part of the Demerger. This includes servicing costs of debt settled prior to the Demerger, which was immediately replaced by debt that will be repaid as part of the Demerger. The loans repaid amount to £1,056m. There was no tax relief on the servicing costs incurred during this financial period.*
3. *Basic earnings per share is based upon the pro forma profit for the financial period attributable to Shareholders, divided by the 1,812m ordinary 10p shares in issue following the Demerger but prior to the Global Offer. No account has been taken of the 10p ordinary shares that will be issued in the Global Offer nor of the earnings effect arising from the proceeds thereof.*

PRO FORMA BALANCE SHEET AS AT 30 JUNE 2003

The pro forma consolidated balance sheet set out below is based on a summary of the HHG Group's consolidated balance sheet at 30 June 2003. It is prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the HHG Group. The adjustments illustrate the effect of the Demerger and the Global Offer on the assumption that the Effective Date and the Admission Date was 30 June 2003. The pro forma Demerger adjustments illustrate the effect of the repayment by AMP of approximately £1 billion of external corporate debt as well as the recapitalisation of HHG, as set out more fully in "AMP Group internal restructure" in Part 3. The pro forma Global Offer adjustments illustrate the effect of the issue of 10p ordinary shares in the amount of £100 million net of expenses and assume that no CLNs are issued. All pro forma adjustments are non-recurring.

	At 30 June 2003[1] £m	Adjustments Demerger £m	Adjustments Global Offer £m	Pro Forma Financial Information £m
Assets				
Goodwill	288	—	—	288
Investments	25,192	(17)[2]	—	25,175
Assets held to cover linked liabilities	4,317	—	—	4,317
Reinsures' share of technical provisions	467	—	—	467
Debtors and other assets	1,249	292[3]	100[3]	1,641
Total Assets	31,513	275	100	31,888
Liabilities				
Capital and reserves				
Share capital and share premium	809	328[4]	100[4]	1,237
Capital reserve	292	—	—	292
Profit and loss reserves	(945)	994[5]	—	49
Shareholders' funds	156	1,322	100	1,578
Fund for future appropriations	138	—	—	138
Technical provisions including for linked liabilities	28,376	—	—	28,376
Provisions for other risks and charges	237	—	—	237
Debenture loans, external	1,056	(1,047)[6]	—	9
Debenture loans, other*	359	—	—	359
Amounts owed to credit institutions*	258	—	—	258
Other creditors, accruals and deferred income	933	—	—	933
Total liabilities	31,357	(1,047)	—	30,310
Total capital and reserves and liabilities	31,513	275	100	31,888

* *Borrowings of National Provident Life Limited long term fund.*

Notes:

1. *The balance sheet has been extracted from the Accountants' report in Part 9A of the Listing Particulars.*
2. *The 'A' preference shares held in HHG PLC by London Life Limited will be replaced by a loan, which is cancelled on consolidation.*

3. *This adjustment reflects the following components:*

	£m
Issuance of 1,348m new £1 preferred ordinary shares in HHG PLC to AMPFSH	1,348
Repayment of external loans using proceeds of new share capital issued	(1,056)
	292
Net cash from Global Offer	100
	392

4. *This adjustment reflects the following components:*

	£m
Issuance of 1,348m new £1 preferred ordinary shares in HHG PLC to AMPFSH (see note 3)	1,348
Replacement of 'A' preference shares in HHG PLC held by London Life with a loan (see note 2)	(17)
Court confirmed reduction of share capital under s135 of the Companies Act 1985	(2,108)
Subscription of 1,540m[1] ordinary 10p shares by AMP Limited Shareholders at the issue price of 71.8p	1,105
	328
Global Offer of ordinary 10p shares to raise £100 million net of expenses	100
	428

Note:

1. *The precise number of shares to be issued will be a number equal to the number of AMP Limited shares in issue at the Effective Date. The issue price, rather than the total of £1,105m, will be affected by any variation to this number.*

5. *This adjustment reflects the following components:*

	£m
Court confirmed reduction of share capital under s135 of the Companies Act 1985	2,108
Transfer of ownership of 85% of HHG PLC from AMPFSH to the Shareholders of AMP Limited	(1,105)
Write off of unamortised issue expense in respect of loans repaid as part of Demerger transaction	(9)
	994

6. *This adjustment reflects the following components:*

	£m
Repayment of external loans using proceeds of new share capital issued (see note 3)	(1,056)
Unamortised issue expense in respect of loans repaid as part of the Demerger (see note 6)	9
	(1,047)

7. *No account has been taken of trading subsequent to 30 June 2003.*

REPORT ON PRO FORMA FINANCIAL INFORMATION

The following is the text of a letter by Ernst & Young LLP in relation to the pro forma financial information of HHG PLC:

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors
HHG PLC
4 Broadgate
London EC2M 2DA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Cazenove & Co. Ltd
20 Mooregate
London EC2R 6DA

27 November 2003

Dear Sirs

PRO FORMA FINANCIAL INFORMATION ON THE HHG GROUP

We report on the pro forma profit and loss account, for the year ended 31 December 2002 and the six months ended 30 June 2003 and the pro forma balance sheet as at 30 June 2003 of the HHG Group ("pro forma financial information") set out in this part of the Listing Particulars of HHG PLC (the "Listing Particulars") dated 27 November 2003, which has been prepared, for illustrative purposes only, to provide information about how the Demerger and the proposed Global Offer might have affected the financial information presented.

RESPONSIBILITIES

It is the responsibility solely of the Directors of HHG PLC to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standard and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of HHG PLC.

OPINION

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of HHG PLC; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

Part 11 – Regulation

The HHG Group is subject to regulation in the various jurisdictions in which it operates. The principal regulatory regimes that apply to the HHG Group are the European Union and the UK, and its primary regulator is the UK's FSA. In addition, Henderson distributes and offers products in a number of jurisdictions in Continental Europe and the United States, while Towry Law carries on business in a number of Asian and Middle Eastern jurisdictions including Bahrain, Hong Kong and Singapore. This Part contains a summary of the principal regulations that are material to the business activities of the HHG Group.

EUROPEAN UNION

Overview

The HHG Group's businesses in the UK and in the other member states of the EU and the EEA are impacted by EU directives, which are implemented through legislation in each member state.

In May 1999, the European Commission launched its Financial Services Action Plan, which specified a number of legislative and other measures with the aim of achieving three strategic objectives: (i) a single market for wholesale financial services; (ii) open and secure retail markets; and (iii) state-of-the-art prudential rules and supervision. Some of these measures have been adopted and many more are currently under consideration. The aim of the European Commission is to create a fully integrated financial services market in the EU by 2005.

Authorisation and "Passporting" in the EU

Under various EU directives, firms carrying on certain types of financial services business, including life insurance, asset management and financial advisory services, are regulated under the "home country control" principle. Under this principle, the prudential regulation of a firm is the responsibility of the regulatory authority in its jurisdiction of incorporation within the EEA. A firm that has been licensed to conduct business in its home jurisdiction may conduct business in all other jurisdictions of the EEA without being subject to the licensing requirements of those other jurisdictions, provided that it satisfies certain notification requirements specified in the relevant EU Directives (in the case of investment business, the relevant directive is the Investment Services Directive; there are separate directives governing passporting of life and non-life insurance business). These rights to conduct business are known as "passport benefits".

Where an investment firm has obtained a passport to conduct its business in other EEA jurisdictions, each host country regulates the conduct of its business and marketing in that jurisdiction. As a result, investment firms carrying on cross-border business in the EU are required to comply with more than one set of conduct of business and marketing rules, which may conflict with each other. The European Commission considers that this is an unacceptable barrier to the efficient conduct of cross-border business and the Investment Services Directive is currently under review. The review contemplates shifting the conduct of business supervision of cross-border service providers to their home country.

Data protection

The EU Data Protection Directive of 1995 promotes personal data privacy rights and harmonises the data protection laws of member states. This directive regulates the collection, processing and use of personal data and, in particular, prohibits the transfer of personal data to countries outside of the EEA unless the third party country ensures an adequate level of protection for that data.

Relevant EU Initiatives

There are a number of EU initiatives which have either recently been implemented in the UK or which are due to be implemented in the near future and which will have an impact on the business of the HHG Group. These include:

- two directives of March 2002 which update regulatory capital standards for life and non-life insurers (these were implemented in September 2003);
- the Insurance Mediation Directive of December 2002 which introduces an EU framework for regulation of insurance intermediaries and brokers. This is due to be implemented in January 2005;
- the draft Risk Based Capital Directive of July 2003 which implements the Basel II proposals for EU credit institutions and investment firms. This is due to be implemented in January 2007 at the earliest;

- the Financial Conglomerates Directive of December 2002 which is due to be implemented by August 2004.

The effect of these Directives is considered below under the discussion of UK regulation.

UNITED KINGDOM

Overview

Statutory regime

The HHG Group's businesses in the UK are principally regulated by the FSA. Under the FSMA, the FSA is the single regulator for the whole UK financial services industry (including investment business, insurance and banking), with a wide range of rule-making, investigatory and enforcement powers. In discharging its general functions under FSMA, the FSA must, so far as is reasonably possible, act in a way which is compatible with the regulatory objectives, which are: market confidence, public awareness, the protection of consumers and the reduction of financial crime.

A number of the FSA's requirements apply generally to all regulated firms (i.e. irrespective of the financial services sector they belong to). Other requirements are specific to the particular type of business the firm conducts (for instance, the capital requirements for insurers are calculated on a different basis to those applicable to banks and investment firms). Requirements which apply to regulated firms generally are considered in the "General FSA requirements" section below.

General FSA requirements

Authorisation by FSA

A firm wishing to carry out one or more of the activities falling within the scope of the FSMA, known as "regulated activities", must apply to the FSA for permission to carry on these activities unless it is exempt from the need for authorisation or it is able to rely on the EU passporting regime outlined above. The regulated activities under the FSMA are set out in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (the "Regulated Activities Order"). They include (among other things): effecting and carrying out contracts of insurance (whether related to life or non-life insurance), investment management, investment advice, dealing in investments and arranging deals in investments. In order to authorise a firm to carry out regulated activities, the FSA must be satisfied that the firm satisfies a number of threshold conditions. These include, in particular, requirements that the firm is adequately capitalised in relation to the business it proposes to carry on and that it is fit and proper to carry out the proposed business.

FSA's Principles for Businesses

All FSA authorised firms are required to conduct their affairs in accordance with the FSA's Principles for Businesses. There are 11 principles covering a range of matters. In particular, they require a firm to do the following:

- to conduct its business with integrity and with due skill, care and diligence;
- to take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems;
- to maintain adequate financial resources;
- to pay due regard to the interests of customers and to treat them fairly; and
- to deal with its regulators in an open and co-operative way.

Failure to observe these principles is a ground on which the FSA may exercise its powers of intervention (see below).

Approved persons regime

Under the FSA's "approved persons regime", individuals who exercise certain functions (known as "controlled functions") in a regulated firm are required to be approved by the FSA as fit and proper to perform the relevant function. The persons who need to be approved include, in particular, directors (both executive and non-executive), chief executives and, in large organisations, certain managers below board level who can exert a significant influence on the business, as well as, in the case of an insurance company, its appointed actuary.

Senior management, systems and controls

The FSA has a number of rules governing a firm's senior management arrangements, systems and controls. In broad terms, these require the appointment of one or more members of senior management (normally, the chief executive) to take responsibility for: (i) the apportionment of significant responsibilities among directors and senior executives so that it is clear who has responsibility for the different areas of the firm's business, and (ii) overseeing the establishment and maintenance of systems and controls which are appropriate to the particular business. The person with responsibility for these functions is required to be approved by the FSA under its approved persons regime (see above).

Change of control

Under the FSMA, no person (a 'person' may also be a company) may become a controller of a UK regulated entity without the prior approval of the FSA.

A person will be a controller of a regulated entity ("A") if broadly individually or with associates (i) he holds 10% or more of the shares, or is entitled to exercise or control the exercise of 10% or more of the voting power, in A or in a parent undertaking ("P") of A or (ii) he is able to exercise significant influence over the management of A or P by virtue of a shareholding or voting power in A or P respectively.

A person who proposes to take a step which would result in his becoming a controller of a regulated entity is required to submit a written notification to the FSA in a prescribed form. The FSA has three months from the date of receipt of the notice to decide whether or not to approve the person as a controller. The FSA's approval of a new controller is deemed to be given if it receives the prescribed notice and does not object within three months (subject to extension if the FSA requires further information). FSA approval is also required where a person who is already a controller proposes to take a step which would, broadly, result in an increase in his shareholding or entitlement to exercise voting power beyond certain specified thresholds, namely, 20%, 33% or 50%. The approval procedure is the same as that which applies to an acquisition of control.

Investigation and intervention

The FSA has extensive powers to gather information and commence investigations under the FSMA. The FSA also has a number of disciplinary powers that it can exercise in the event of a regulatory breach. It may issue a private warning or a public censure or impose financial penalties. Ultimately the FSA has the power to vary or withdraw a company's authorisation or to petition for its winding up. The FSA also has the power to take disciplinary action against approved persons, which includes the power to censure or fine without limit or to withdraw a person's approval.

Consumer complaints and compensation

Rules made by the FSA under the FSMA establish a compensation scheme. The scheme provides for compensation to be paid to customers who suffer losses as a consequence of the inability of a regulated firm to meet its liabilities arising from claims made in connection with regulated activities.

A Financial Ombudsman Service has also been set up under the FSMA. This operates independently of the FSA and covers similar disputes as those handled under the previous regimes including, for example, complaints about mis-selling, unsuitable advice, unfair treatment, maladministration, misleading advertising, delay and poor service in relation to products and services provided by firms.

FSA Handbook

The FSA has the power under FSMA to amend existing or introduce new rules, which it can do having followed a prescribed procedure which includes a period of consultation and a justification for the change.

Life insurance business

Authorisation to transact insurance business

As indicated in the overview section above, no person may conduct insurance business in the UK unless authorised to do so by the FSA or passported under EU directives. In granting authorisations, the FSA will consider an applicant's capital resources, its business plan, its underwriting policies, its reinsurance arrangements and its directors and management.

Only products that fall within the classes of business in respect of which an authorisation is granted by the FSA may be underwritten. The FSA will consider applications to underwrite additional classes of business if all regulatory requirements are fulfilled.

Except for certain limited exceptions, life insurance companies may not engage in non-life insurance business and vice-versa, nor may insurance companies engage in any other business activities other than life insurance or non-life insurance, as the case may be. However, a group of companies may engage in life insurance, non-life insurance and other business through different subsidiaries.

Ongoing review of insurance legislation

The Tiner Report on the regulation of the insurance business was published in October 2002. It identified a number of weaknesses in the existing regime, including the information available to consumers about the products available to them and the investment performance of products, the responsibility placed on management to maintain proper systems and controls and the way in which regulatory capital requirements are calculated. A number of FSA initiatives on matters identified by the Tiner Report are discussed below.

Regulatory capital requirements and reserves

Introduction

The current regulatory capital regime for UK authorised insurance companies is derived from various EU directives, and has been in place for many years. In the UK the detailed rules implementing the EU regime are found in the FSA's Interim Prudential Sourcebook for Insurers ("IPRU(INS)"). This basically reproduces the rules that were previously contained in the Insurance Companies Act 1982, the Insurance Companies Regulations 1994 and other secondary legislation, which were repealed when FSMA came into force in December 2001.

As its name suggests, IPRU(INS) is an interim measure; the FSA is drawing together the capital rules for insurers, banks and investments firms into an Integrated Prudential Sourcebook ("IPS"). For insurers, the IPS will not just replicate the existing rules, it will introduce significant changes to the current regime (see below). The FSA expects the IPS to come into effect for insurers during the course of 2004.

The current regulatory capital regime

Under the current rules set out in IPRU(INS) an insurer must maintain a margin of regulatory capital – the required minimum margin ("RMM"). In simple terms the RMM is a specified surplus of assets over the insurer's liabilities. One third of the RMM, or the fixed amount specified in the rules, whichever is higher, is the guarantee fund. This is the absolute minimum level of surplus required by the regulatory capital regime. The RMM, assets covering the RMM and liabilities are all calculated according to the rules laid down in IPRU(INS).

The formula for the RMM differs depending upon whether the insurer is writing life or non-life insurance business. The precise formula also varies for different classes of business. For class I life insurance, for example, the RMM is broadly a fixed percentage of the mathematical reserves added to a fixed percentage of the capital at risk. Mathematical reserves are, in effect, the insurer's provisions for its life insurance liabilities. For with-profits, for example, these will include the benefits guaranteed to policyholders and an assessment of any discretionary future bonuses. The manner in which these liabilities must be calculated is specified in IPRU(INS). The general principle is that long term liabilities must be determined on actuarial principles and with due regard for the reasonable expectations of policyholders.

Mathematical reserves are based on a calculation of expected future cash flows from in force business. Cash flows comprise anticipated future premiums and anticipated benefit payments payable by the insurer to policyholders. Using a discount rate derived from a rate of return on assets, future cash flows are discounted back to a net present value to give the mathematical reserves. The future cash flows and discount rates are adjusted to cater for possible adverse deviations.

An insurer has to hold sufficient assets to cover its mathematical reserves and RMM, however not all assets are admissible for this purpose. Assets have to be valued in accordance with valuation rules contained in IPRU(INS). Any asset that does not have a corresponding valuation rule is inadmissible. In addition, even assets that have a valuation rule are limited in the extent to which they are admissible; exposures to asset categories in excess of the limits set out in IPRU(INS) are inadmissible for regulatory capital purposes.

There are certain other types of asset which, with the consent of the FSA, an insurer can use to cover its reserves and RMM. In particular, implicit items, such as expected future profits, can be used if the FSA grants the insurer a waiver from the rule which requires implicit items to be left out of account.

The basic EU regulatory capital regime has recently been modified by two EU directives, known as Solvency I (one directive amends the life requirements, the other the non-life requirements). The Solvency I directive makes relatively minor adjustments to the existing regime, for example increasing the fixed euro amount of the minimum guarantee fund. The EU Commission is also discussing far more radical changes. This project, known as Solvency II, should eventually give rise to a directive, however this is not expected to appear before 2007.

The Integrated Prudential Sourcebook – the Proposed Capital Regime

The FSA has been concerned that the existing insurance regulatory capital regime does not adequately reflect the various risks to which insurers are subject, and it has issued proposals to change the requirements for both life and non-life insurers. These will be contained in the IPS, which will replace IPRU(INS) for insurers during the course of 2004. The FSA published its initial draft of the IPS in CP97. It has subsequently issued further consultation papers on specific aspects.

The approach of the IPS is to identify the various risks to which insurers are subject, such as credit risk, market risk, operational risk and insurance risk. Some of these risks, such as operational risk, are addressed in the IPS by way of guidance on the systems and controls which insurers should put in place to mitigate the risk. Other risks, in particular insurance risk, have an explicit capital requirement. The IPS requirements will supplement, rather than replace, the EU regime. The FSA cannot allow a UK authorised insurer which is covered by the EU directives to hold less capital than would be required under the directives. The directive-based regulatory capital regime will, therefore, continue to set the minimum capital requirement.

The FSA will require companies to carry out an Individual Capital Assessment ("ICA"), based on which the FSA will be able to vary each insurer's regulatory capital requirements. This will assist the FSA to provide Individual Capital Guidance ("ICG") to firms on a confidential basis. ICG will be set with reference to the specific business and control risks faced by each company and will take account of each company's ICA and any margins elsewhere in the business. Companies that can demonstrate that they have identified and have assessed their risk and have appropriate controls to mitigate those risks are expected to receive a lower ICG. In its consultation paper, the FSA has estimated an initial ICG assessment might result in an ICG increase of 25% of the required capital resources across the industry, varying by firm.

Current FSA rules provide an insurer with two options for valuing shares held in a non-insurance group company – the shares may be valued either on a surplus assets basis or on a market value basis. The insurer may adopt the higher of the two valuations. In CP 145, which was published in July 2002, the FSA expressed an intention to remove the market valuation option which would mean that insurers would be required to value shares in non-insurance group companies on a surplus assets basis. The FSA stated that it proposed to make this change when the Financial Conglomerates Directive is implemented in the UK. The FSA has now confirmed this intention in a consultation paper published in October 2003 on implementation of the Financial Conglomerates Directive (CP 204). It is proposed that the change will come into effect for financial years beginning on or after 1 January 2005. For further information, see "Additional Matters – Financial Conglomerates Directive" in Part 11.

Twin Peaks

For life insurers with with-profits business the IPS will contain some significant changes to the current regulatory capital regime. These changes focus on the calculation of reserves, and require a comparison of the reserves calculated using a modified version of the current rules against a calculation based on a new realistic basis. The FSA has termed this the "twin peaks" approach. The original twin peaks proposals were first contained in CP143 published in July 2002. CP195, published in August 2003, has refined and revised the approach.

Under the realistic peak, a with-profits insurer must calculate a realistic present value of its expected future contractual liabilities together with projected "fair" discretionary bonus payments to policyholders. The assessment of what is a "fair" discretionary bonus payment will depend upon what the policyholders' reasonable expectations are. These in turn will be linked to the FSA's parallel proposals on with-profits governance and, in particular, the requirement that with-profits insurers publish a document called the

Principles and Practices of Financial Management (see below) setting out how the insurer intends to exercise its discretion under with-profits policies.

In order to cater for the risk that the assessment of values for assets and liabilities under the realistic peak turns out to be inaccurate, the FSA is also proposing an additional margin or buffer to be added to the realistic reserve calculation. Called the risk capital margin ("RCM"), this will address risk factors, such as market, credit and persistency risks, the effect of which could render the realistic calculation inaccurate.

If the calculation of the realistic peak, including the RCM, produces a reserving requirement in excess of the mathematical reserve peak then the difference will give rise to a capital requirement, the with profits insurance capital component ("WPICC") to cover the difference. In addition, under the FSA's proposals the resilience test, which is currently an adjustment to the mathematical reserves, will become an explicit capital requirement, which will apply to all long term insurance business not just with profits.

For further information on the impact of the twin peaks regime on the Life Services Businesses, see the Consulting Actuary's report in Part 8 under the heading "Life Services" – "Realistic Balance Sheets".

The capital requirements

Under the IPS, the capital resources requirements ("CRR") for insurers will consist of the sum of the various different capital components. For insurers with with-profits liabilities the CRR will comprise: the long term insurance capital component (an adjusted version of the current RMM); the resilience capital requirement; and the with-profits insurance capital component. For long term insurers with non-profit liabilities the capital requirement will consist of the long term insurance capital component and the resilience capital requirement. In each case, subject to the minimum capital requirements set by the EU directives.

Long term assets and liabilities and restrictions on dividends

Long term business assets, (broadly, those assets backing certain life and health insurance policies), must be kept separate from the assets attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate long term fund or sub-fund must be established to hold all receipts of long term business. Only the excess of assets over liabilities in the long term fund is available for other purposes. In practice, the level of assets held in the long term fund will need to remain well in excess of the insurer's long term liabilities. A life insurance company cannot declare a dividend at any time when the assets of its long term business fund do not exceed the liabilities of its long term business.

FSA returns

All UK authorised insurance companies must submit annual insurance returns to the FSA, together with audited annual UK GAAP financial statements. In some cases, insurance companies are required to submit more frequent returns. The FSA uses the annual return to monitor the insurance company's regulatory capital, or ability to meet current and future claims payments to policyholders. For a life insurance company, the FSA is also concerned that the company is able to meet policyholders' reasonable expectations and the appointed actuary must sign a certificate as to whether admissible assets are sufficient to cover the life insurance liabilities. The directors are also required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of regulatory capital throughout the year, and whether there has been appropriate segregation of life insurance funds from other funds and operations of the business.

Auditing requirements and appointed actuary

The process of auditing an insurer's financial statements and part of the annual return must be carried out by a qualified and independent auditor who reports on the truth and fairness of the financial statements. Under certain circumstances, the auditor may issue a qualified report. Failure to produce audited financial statements and the annual return as required by relevant regulations may lead to the imposition of sanctions on the insurer. Each insurer carrying on life insurance business must appoint an actuary who will prepare an annual report for the company's directors in relation to the company's life insurance business quantifying the liabilities and confirming the regulatory capital of the long term business fund. The existing appointed actuary regime will be changed for life insurance firms with effect from next year, as discussed below.

Customer disclosure requirements

FSA rules require the provision of detailed information to customers in connection with the sale of life insurance policies. The customer must be provided with a "key features" document which contains specified information in relation to the product, such as projections of surrender and maturity values based on the insurer's own charges and expenses and details of commissions and fees. Information similar to that provided by way of a key features document must also be provided to the customer after sale of the product in the form of a post-sale confirmation.

Principles and practices of financial management

The FSA has published changes to its rules which will require insurance companies which write with-profits business to document, in "Principles and Practices of Financial Management" ("PPFM"), how the directors exercise their discretion in managing with-profits funds. Life insurers with with-profits funds will need to take steps to ensure that their corporate governance structures are clear as to how the directors manage competing interests of different groups and generations of policyholders in accordance with the PPFM and provide an independent assessment of the firm's compliance with the PPFM. Funds closed to new business will have to continue to produce a PPFM for their run-off period. The changes are due to come into effect in March 2004 and will require directors to certify annually that the with-profits business has been run in accordance with the PPFM.

Role of appointed actuary

The FSA has proposed the abolition of the role of the appointed actuary for life insurance firms. This would have the effect of increasing the responsibility of the board and senior management for actuarial aspects of the insurance business. Under the proposals, life insurers would be required to have a person approved to perform a new actuarial function and life insurers which have with-profits business will also have to appoint a with-profits actuary.

Investment services business: general

Authorisation to carry on investment business

As indicated in the overview section above, firms carrying on investment business such as selling investments, arranging deals in investments, managing investments belonging to another person and giving investment advice are required to be authorised by the FSA in respect of the regulated activities which they carry out, unless they fall within one of the exemptions under the FSMA. Exempt persons include "appointed representatives" whose principals accept responsibility for investment business activities carried out on their behalf. Entities in the HHG Group are authorised to undertake a diverse range of investment business.

Conduct of business rules

Authorised firms are required to comply with the FSA's Conduct of Business rules. These rules contain detailed requirements in relation to, among other things, marketing, provision of pre-contractual information and the entry into and terms of customer agreements, provision of advice, dealing and investment management services, customer reporting and the safeguarding of customer assets. Customers are classified as "intermediate" or "private", with a greater number of rules and protections applying to dealings with private customers. Firms that provide investment advice to private customers are required to ensure the suitability of the products that they recommend.

Investment business: asset management

Bundled brokerage and soft commissions

The FSA has recently proposed changes to its rules relating to the use of bundled brokerage and soft commission arrangements, which are set out in Consultation Paper 176, published in April 2003. The consultation period ended on 10 October 2003. The FSA has indicated that it expects to issue a further consultation paper in January 2004.

Bundling refers to the provision, in addition to trade execution, of certain other services by a broker to an investment manager (such as the provision of research materials or access to the broker's investment analysts) in return for hard commission, payable in cash at an agreed rate on a transaction by transaction basis. These other services cannot usually be purchased separately and are combined or "bundled" with trade execution. Arguably, where an investment manager receives services from the broker in addition to trade execution, it is effectively getting a partial rebate on the commission it paid for the trade execution service. Since, in most

cases, no individual price is attributed to the constituent parts of a full broking service, the cost to the investment manager's customer may not be transparent.

Soft commissions are arrangements whereby a broker agrees to pay for services that are supplied directly to the investment manager by a third party (such as market information technology).

The FSA's proposals involve: (i) restricting the goods and services which are additional to trade execution that can be purchased with commission under soft or bundled arrangements; and (ii) limiting the ability of an investment manager to pass through automatically to customers' funds the cost of acquiring additional services.

FSA Consultation Paper 173

Under the old Investment Management Regulatory Organisation (IMRO) regime, investment management firms were granted a generalised exemption from consolidated supervision. This changed when the FSMA came into effect on 1 December 2001 – under FSMA, investment management firms that do not wish to submit consolidated financial returns are required to apply for a formal waiver of the rules. In its Consultation Paper 173, published in March 2003, the FSA proposed various changes to its rules with the primary objective of clarifying the existing rules rather than modifying them. It also provided some draft guidance on the factors that the FSA will take into account when considering waiver requests. The guidance indicates that, while each case is decided on its merits, the waiver tests are not likely to be met if the firm's group has a consolidated financial resources deficit.

The FSA published a policy statement in October 2003 which provided feedback on CP 173 as well as the final text of the IPRU (INV) chapter 5 rules on consolidated supervision. The text sets out the conditions which firms have to meet in order to forego consolidated supervision. Broadly, if a firm is able to establish that it is ring-fenced from the rest of its group and if it meets certain conditions specified in the Capital Adequacy Directive it may forgo consolidated supervision. However, a firm that has notified the FSA that it intends to forego consolidated supervision, having met the criteria for notification, will nevertheless still have to report on a consolidated supervision basis, but any consolidated financial resources deficit will not represent a breach of the IPRU (INV) chapter 5 rules. The proposed rules will come into effect on 1 December 2003.

See further Part 7 – "Henderson – Regulation in the UK", for commentary on the impact of CP 173 on Henderson.

Operational risk

In its Consultation Papers 97 (issued in June 2001) and 142 (issued in July 2002) the FSA has outlined proposals for issuing guidance in relation to operational risk. The FSA is expecting to issue such guidance in 2004 which, broadly, will outline the systems and controls which the FSA will expect investment firms to put in place with a view to mitigating the operational risks to which they are exposed.

Investment business: financial advisers

Polarisation

The so-called "polarisation rules" currently require advisers on packaged products (which include life policies, units in regulated collective investment schemes and stakeholder pension schemes) to be either independent and to advise on products from across the market or to be tied to one company (in which case they can sell only that company's products).

The FSA has published proposals to abolish the polarisation rules (in CP166, published in January 2003). Final rules on the FSA's proposals are expected to be implemented in mid-2004. The key elements of the FSA's proposals are as follows:

- the basic polarisation restrictions will be removed. This will mean that firms will in the future be able to sell not only their own products but also the products of any other provider. Existing tied firms will have to decide whether to continue with a tie to a single product provider or to offer a range of products. Firms that offer a range of products will be expected to recommend those products from the range offered which they consider most suitable for the relevant customer;

- firms will be expected to explain clearly to customers the scope of their advice. They will be obliged to provide customers with an initial disclosure document on first contact which makes clear the scope of advice and provides the customer with certain other key information;

- firms may under the new regime continue to hold themselves out as "independent" or as "IFAs" but they may only do so if: (i) they offer advice across the whole of the market and (ii) they offer customers the choice of paying a fee for advice;
- the FSA has proposed the abolition of the "better than best" rule which requires that, when an IFA makes a recommendation to a customer to buy a product which is offered by a product provider "connected" to the IFA (for these purposes a provider will be regarded as connected to an IFA if the provider owns 10% or more of the IFA), the IFA should do so only if that product is more suitable than any other product generally available. The FSA has proposed that it will replace the rule with additional customer safeguards, including disclosure of any connection between the IFA and the product provider and modification of the FSA's rules prohibiting unfair inducements so that any holding in, or provision of credit to, an IFA will be regarded as an unfair inducement unless it meets a number of specified conditions.

Regulation of mortgage advice

The United Kingdom government gave the FSA the power to regulate mortgage lending and administration in 2000 and in December 2001 they announced that the FSA would also regulate mortgage advice and arranging. The FSA's regulation of mortgage lending and advice is scheduled to begin on 31 October 2004.

In relation to mortgage advice, the FSA proposes to impose a suitability requirement on mortgage advisers which will be similar to that applicable to advisers generally. The proposals also impose restrictions on firms describing themselves as "independent". These are identical to those considered in relation to the revised polarisation regime above, i.e. an adviser will not be able to describe himself as independent unless he advises or gives information on a range of mortgages representative of the whole market (as opposed to a limited range of products) and he offers the consumer the opportunity of paying fees for this service.

As regulated entities, mortgage advisers will (to the extent this is not already the case) become subject to the general FSA requirements summarised above (see "General FSA requirements" above) including the FSA's Principles for Businesses and its approved persons regime. Mortgage advisers may under the FSA proposals also be required to maintain a minimum amount of capital in support of their business. The level of capital required is however likely to be relatively low – the FSA has proposed in its consultation paper on the issue (CP 174) that an intermediary (including a mortgage adviser) who does not hold client money and carries out no other regulated activities should hold capital of at least the higher of: (i) £5,000 or (ii) 2.5 per cent. of its annual net brokerage income.

Additional matters

Financial Conglomerates Directive

Within the EU there are currently no rules requiring consolidated supervision across all financial sectors; specifically, the insurance regime and the banking/investment firm regimes are maintained separately. In order to address this gap, the EU adopted (in December 2002) the Financial Conglomerates Directive. This Directive must be implemented in Member States by August 2004.

The Directive applies to groups, at least one entity of which is in the banking sector or investment sector and at least one entity of which is in the insurance sector. The group must be either headed by a regulated entity in the EU or 40% or more of its activities must be in the financial sector. Additionally, each of the banking/investment sectors and insurance sectors must be "significant". This is defined to mean that either:

(i) the average of (a) the ratio of balance sheet total of that financial sector to that of all the financial sector entities in the group and (b) the ratio of the regulatory capital requirements of the same financial sector to the total regulatory capital requirements of the financial sector entities in the group, should exceed 10%; or

(ii) the balance sheet total of the smallest financial sector in the group exceeds six billion euro.

Based on its understanding of the provisions of the Financial Conglomerates Directive and subject to the confirmation of the FSA, the Board does not believe that the HHG Group is expected to qualify as a financial conglomerate.

The Directive imposes a supplementary prudential capital requirement for financial conglomerates. According to this, regulated entities are required to ensure that own funds are available at the level of the financial

conglomerate that are at least equal to the capital adequacy requirements of the conglomerate, calculated in accordance with the Directive. The Directive specifies a number of methods for calculating the requirement – the choice between these methods is at the discretion of the competent authority of the Member State.

The Directive also contains provisions for the monitoring of intra-group transactions and risk exposures. These include a requirement that financial conglomerates have in place adequate risk management processes and internal control mechanisms and a reporting requirement pursuant to which the conglomerate is required to report, at least annually, all significant intra-group transactions and significant risk concentration at the level of the conglomerate.

The FSA and HM Treasury published a consultation paper on implementation of the Directive in October 2003 (CP 204). The consultation period ends on 9 February 2004.

In addition to setting out the FSA's and HM Treasury's proposals for implementing the Directive requirements summarised above, CP 204 also contains proposals to make certain amendments to the capital adequacy requirements applicable to insurers. It is proposed that the insurance EEA group-wide capital adequacy calculation should become a 'hard' test to be passed as a matter of regulatory obligation rather than a reporting requirement only (which is the position currently). CP 204 also confirms the proposals (expressed by the FSA previously in CP 145) to modify the basis upon which insurers can value holdings in other financial institutions. Insurers will no longer be able to value such holdings on the basis of their market value, but will only be able to take them into account to the extent that the relevant firm has surplus assets.

CP 204 also contains proposals to harmonise the existing consolidated supervision rules for investment firms into a single set of rules.

See further Part 5 – "Risks Associated with Life Services and Towry Law – Regulatory Capital Requirements" for further information on the impact of these proposals, and see the Consulting Actuary's report in Part 8 under the heading "Life Services" – "Realistic Balance Sheets".

The changes outlined above will come into effect from financial years beginning on or after 1 January 2005.

The draft proposed Risk Based Capital requirements

This draft Directive applies to EU banks and investment firms. It amends the current capital adequacy regime (found in the Banking Consolidation and Capital Adequacy Directives) to take account of the rules proposed by the Basel Committee. This Directive is proposed to be implemented in January 2007 at the earliest. Since the Basel Committee has not yet published a final new Accord, the Directive is at a draft stage and is subject to consultation and amendment as part of the EU parliamentary process.

The current draft Directive proposes a more risk based assessment of capital to be held against credit exposures of a firm together with an extension of eligible collateral and a new charge in respect of operational risk. The extent to which certain "limited licence" investment firms (firms which do not deal as principal or underwrite or place positions on a firm commitment basis) are required to hold capital against operational risks is subject to consultation and debate. The proposal in the draft directive, stated to be subject to the local regulator's discretion, is that such limited licence firms are exempt from the requirement for an operational risk capital charge.

Data protection

The UK introduced the Data Protection Act 1998 ("the DPA") in compliance with its obligations under the EU Data Protection Directive of 1995. The DPA regulates the collection, processing and use of personal data in the UK.

Under the DPA, data controllers are required to register with the Information Commissioner. Certain members of the HHG Group are registered as data controllers with respect to information relating to the Group's customers.

Data controllers must comply with eight data protection principles set out in the DPA, which seek to ensure that (among other things) personal data is processed fairly and lawfully, is obtained only for a specified purpose and is not kept by the data controller for longer than is necessary. Data controllers must not transfer personal information to countries outside the EEA, unless those countries meet European standards for the adequacy of privacy protection or certain procedures in the DPA are complied with. If a data controller fails to

comply with any of the eight principles, the Information Commissioner may issue an enforcement notice on the data controller requiring compliance with the principles.

Money Laundering

The UK Money Laundering Regulations 1993 (as amended) require, broadly speaking, any person who carries out financial services business in the UK to observe certain administrative procedures and checks, which are designed to prevent money laundering occurring. Failure to maintain the necessary procedures is a criminal offence.

Part 12 – UK Taxation

Part 12A – UK Taxation in relation to the shares

The statements set out below are intended only as a general guide to certain aspects of current UK tax law and practice and apply only to certain categories of Shareholders. The summary does not purport to be a complete analysis of all of the potential tax consequences of acquiring and holding Shares. This summary is based upon UK law and Inland Revenue practice, as currently in effect and subject to change at any time, possibly with retrospective effect.

The statements are not applicable to all categories of Shareholders, and in particular are not (unless expressly referred to) addressed to (i) Shareholders where the shares are held as part of a trade or profession; (ii) Shareholders who do not hold their Shares as capital assets or do not beneficially own their shares; (iii) Shareholders who hold Shares in connection with a trade, profession or vocation carried on outside the country of residence of that Shareholder (whether through a permanent establishment or otherwise); or (iv) Shareholders who are resident for tax purposes outside the UK (except insofar as express reference is made to the treatment of non-UK residents).

Persons who are in any doubt about their tax position, or who are resident, or otherwise subject to taxation, in a jurisdiction outside the UK, should consult their own professional advisers.

Taxation of dividends

The UK tax treatment of dividends paid by HHG should be as follows:

- HHG will not be required to withhold tax when paying a dividend.
- An individual Shareholder who is resident in the UK for tax purposes and who receives a dividend from HHG should generally be entitled to a tax credit in respect of any such dividend as set out in the following sub-paragraphs. The tax credit will be equal to 10 per cent of the aggregate of the dividend received and the tax credit (the "gross dividend") (that is, one ninth of the net cash dividend received).
- An individual Shareholder who is resident in the UK for tax purposes and who is liable to income tax at rates not exceeding the basic rate will be subject to income tax on the gross dividend at the rate of 10 per cent, so that the tax credit will discharge in full such Shareholder's liability to income tax on the dividend.
- A UK resident individual Shareholder who is liable to higher rate income tax on the dividend will be subject to income tax on the gross dividend at the rate of 32.5 per cent of the gross dividend. The tax credit will be set against but not fully match such Shareholder's tax liability on the gross dividend and the Shareholder will have to account for additional tax equal to 22.5 per cent of the gross dividend (that is, equal to 25 per cent of the net cash dividend received).
- Generally, UK resident Shareholders who generally are not liable to income tax in respect of the gross dividend (including individuals not liable to income tax, pension funds and charities) will not generally be entitled to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by HHG. However, tax credits on dividends paid by HHG in respect of shares held in Personal Equity Plans ("PEPs") or Individual Savings Accounts ("ISAs") will be repayable if the dividends are paid on or before 5 April 2004.
- Charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.
- A corporate Shareholder resident for tax purposes in the UK will generally not be subject to corporation tax on dividends received from HHG. Such a Shareholder will not be able to claim repayment of tax credits attaching to dividends.
- Shareholders who are resident outside the UK for tax purposes will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by HHG. A Shareholder resident outside the UK may also be subject to foreign taxation on dividend income under

local law. A Shareholder who is resident outside the UK should consult his own tax adviser concerning his tax position on dividends received from HHG.

SUBSEQUENT DISPOSALS OF SHARES

Taxation of capital gains

A disposal of Shares by a Shareholder who is (at any time in the relevant UK tax year) resident or, in the case of an individual, ordinarily resident in the UK for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains, depending on the Shareholder's circumstances and subject to any available exemption or relief.

A Shareholder who is not resident in the UK for tax purposes but who carries on a trade, profession or vocation in the UK through a permanent establishment to which the Shares are attributable will be subject to the same rules which apply to UK resident Shareholders.

A Shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of Shares during that period may also be liable, on his return, to UK taxation on chargeable gains (subject to any available exemption or relief).

Indexation allowance will be available to Shareholders which are companies. Non-business asset taper relief may be available to Shareholders who are individuals or trustees. These reliefs are based on the time the shares have been held and have the effect of reducing the amount brought into charge for UK tax purposes.

UK Inheritance Tax

Shares and CDIs will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax, even if the holder is neither domiciled in the UK nor deemed to be domiciled there. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift, and any gift in which the donor reserves or retains some benefit remains, in general, subject to this tax when the donor dies.

The comments above apply whether the Shareholder is resident in the UK, or not, the domicile of the holder being the important connection for inheritance tax purposes.

Special rules also apply to close companies and to trustees of settlements who hold Shares or CDIs, bringing them within the charge to inheritance tax. Shareholders should consult an appropriate professional adviser if they make a gift of Shares or CDIs of any kind or intend to hold any Shares or CDIs through trust arrangements.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

- Shares registered on the Australian branch share register of HHG:
  - It is anticipated that the holder of legal title to the Shares in respect of which the HHG CDIs are issued, the Depositary Nominee, will be registered on an Australian branch share register of HHG established in accordance with the Companies Act. HHG understands that an election has been made by the Depositary Nominee under section 97A of the Finance Act 1986 and accepted by the UK Inland Revenue with the result that neither UK stamp duty nor SDRT at the higher rate of 1.5% will be imposed on the issue of Shares to the Depositary Nominee. Confirmation has been obtained from the UK Inland Revenue indicating that neither UK stamp duty nor SDRT will be imposed on subsequent transfers of the HHG CDIs while the underlying Shares are registered on the Australian branch register. Neither UK stamp duty nor SDRT will be imposed on the issue of the HHG CDIs by the Depositary Nominee.
- Shares registered on the principal share register of HHG:
  - A transfer on sale of Shares which are registered on the principal share register of HHG will be liable to UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the consideration paid. The purchaser normally pays the stamp duty.

- An agreement to transfer Shares will normally give rise to a charge to SDRT at the rate of 0.5% of the agreed amount or value of the consideration for the Shares. The liability to SDRT will arise on the date the contract is made (or, in the case of a conditional agreement, on the date the condition is satisfied) although the liability will be cancelled, and any SDRT already paid will be repaid, generally with interest, if an instrument of transfer is executed in pursuance of the agreement and duly stamped within six years of the date on which the liability arises. Any SDRT charge is, in general, payable by the purchaser.
- Paperless transfers of Shares within CREST will be liable to SDRT (at 0.5% of the amount or value of the consideration payable) rather than stamp duty. CRESTCo Limited is obliged to collect the SDRT on relevant transactions within CREST. Deposits of Shares into CREST will not generally be subject to SDRT, unless the transfer into CREST is itself for consideration.
- Save as set out above in relation to shares registered on an Australian branch share register of HHG established in accordance with the Companies Act, UK stamp duty and/or SDRT at the rate of 1.5% (rounded up to the nearest £5 in the case of stamp duty) will generally be payable on the issue or transfer of shares to, or to a nominee or agent for, (i) a depositary who has issued or is to issue depositary receipts in respect of those Shares or (ii) a person whose business is or includes the provision of clearance services pursuant to an arrangement regarding the provision of such services. The rate is applied in each case to the amount or value of the consideration or, in some circumstances, to the value of the shares.

Part 12B – UK Taxation in relation to the convertible loan notes

The comments below are of a general nature and are based on current UK law and Inland Revenue practice. They are not intended to be, nor should they be construed to be, legal or tax advice and are included. They relate only to the position of persons who are the absolute beneficial owners of the CLNs, and, where relevant, the Shares and may not apply to certain other classes of persons such as dealers or certain professional investors or persons who are connected with HHG. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax positions should consult their professional advisers.

Noteholders who may be liable to taxation in jurisdictions other than the UK in respect of their acquisition, holding or disposal of the CLNs are particularly advised to consult their professional advisers as to whether they are so liable (and if so under the laws of jurisdictions), since the following comments relate only to certain UK taxation aspects in respect of the CLNs.

Redemption or transfer of the Convertible Loan Notes

In the case of individual or trustee Noteholders who are resident or ordinarily resident or who carry on a trade in the UK through a branch or agency to which the CLNs are attributable, any profit on the CLNs will be taxed as income at the time that such profit is realised by way of redemption or transfer of the CLNs.

However, such Noteholders will not be entitled to relief from UK income tax for costs incurred on the acquisition, transfer or redemption of CLNs or for any loss on transfer or redemption of the CLNs.

Corporate Noteholders within the charge to UK corporation tax will be party to a "loan relationship" and all returns including fluctuations in the value attributable to the holdings of the CLNs, whether of a capital or income nature, will be taxed as income on an accruals or a mark to market basis (in accordance with the authorised accounting treatment). Non-UK resident corporate Noteholders will be unaffected by these provisions unless they carry on a trade in the UK through a UK permanent establishment to which the holdings of the CLNs are attributable.

HHG will not be required to withhold tax on the redemption or transfer of the CLNs provided that the CLNs are and continue to be listed on the London Stock Exchange.

Information

Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information from any Paying Agent or other person in the United Kingdom who either pays amounts payable on the redemption of the CLNs to or receives such amounts for the benefit of an individual. Information so obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

EU Savings Directive

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met it is proposed that Member States will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest or other similar income (similar income for this purpose includes payments of any premium on redemption of the CLNs) paid by a person within its jurisdiction to or for an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system, for a transitional period unless during such period they elect otherwise. The transitional period will end after agreement on exchange of information is reached between the European Union and certain non-European Union states.

Conversion of the Convertible Loan Notes

Individuals

The CLNs will constitute "Relevant Discounted Securities", as defined in Schedule 13 of the Finance Act 1996. A Noteholder who is not within the charge to United Kingdom corporation tax and is resident or ordinarily resident for tax purposes in the United Kingdom or carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which his CLNs are attributable is likely to be treated on conversion:

(i) for the purposes of income tax as redeeming the relevant CLNs for a payment equal to the aggregate of the market value of the Shares into which the CLNs are converted, and consequently may realise a profit or allowable loss taxable as income; and

(ii) for the purposes of capital gains tax, as acquiring the Shares for a capital gains tax base cost equal to the market value of the CLNs immediately before the conversion.

Corporate Noteholders

A Noteholder within the charge to UK corporation tax is likely to be treated on conversion:

(i) for the purpose of the "loan relationship" rules outlined above, as disposing of the relevant CLNs at their market value as determined immediately prior to conversion; and

(ii) for the purposes of corporation tax on chargeable gains, as acquiring the shares with a chargeable gains base cost equal to the market value of the CLNs immediately prior to conversion.

Non-resident corporate Noteholders will be unaffected by these provisions unless they carry on a trade, profession or vocation in the UK through a UK permanent establishment to which the holdings of the CLNs are attributable.

For the UK tax consequences of holding Shares, see Part 12A – "UK Taxation". Noteholders should consult their professional advisers as to the UK tax consequences of acquiring and holding CDIs.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

Subscription for CLNs

No UK stamp duty or SDRT will be payable on the issue of CLNs on subscription including on any issue or transfer to any clearance service provider (or any nominee thereof).

Transfer of CLNs

No UK stamp duty will be payable on any transfer by delivery of the CLNs.

Any agreement to transfer the CLNs should be exempt from SDRT so long as the CLNs and the Shares are and continue to be listed on a recognised Stock Exchange and the agreement to transfer is not made in contemplation of or as part of an arrangement for takeover of HHG. This is notwithstanding any election made under section 97A of the Finance Act 1986 which affects the CLNs by any provider of a clearance service in which the CLNs are held (for example, Euroclear or Clearstream, Luxembourg).

SDRT at a rate of 0.5% will be payable on any agreement to transfer CLNs which results in, or is connected with, the acquisition, or loss, of control (as defined in section 416 of the Income and Corporation Taxes Act 1988) of HHG, or where the CLNs or Shares are not listed on a recognised Stock Exchange at the time of the agreement in question.

Conversion or redemption of CLNs

No UK stamp duty or SDRT will be payable on the surrender of CLNs for conversion or redemption.

For the stamp duty and SDRT treatment of the issue of Shares and CDIs on conversion and the subsequent transfer of Shares and CDIs, see "UK Taxation" in Part 12A.

Inheritance Tax

If the instrument is held at the time of death or gift in the UK, a gift of the CLNs by an individual Noteholder, or the death of the individual Noteholder, may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax, even if the Noteholder is neither domiciled in the UK, nor deemed to be domiciled there. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift, and any gift in which the donor reserves or retains some benefit remains in general subject to this tax when the donor dies.

Where the CLNs are situated, at the time of death or gift, outside of the UK no UK inheritance tax will be charged in respect of the CLNs on the death of or a gift of the CLNs by any owner thereof not domiciled or deemed to be domiciled in the UK. The CLNs will normally be treated as being situated in the place where they

are physically held. If the CLNs are held in Euroclear and/or Clearstream the Inland Revenue is known to consider that their situs would not necessarily be determined by the place where they are held.

Special rules also apply to close companies and to trustees of settlements who hold CLNs, bringing them within the charge to inheritance tax. Noteholders should consult an appropriate professional adviser if they intend to make a gift of CLNs or to hold any CLNs through trust arrangements.

The above summaries reflect certain aspects of current law and practice in the UK. Prospective Noteholders who are in doubt as to their tax position or who may be subject to tax in any other jurisdiction should consult their professional advisers.

Part 13 – Description of the Convertible Loan Notes

SUMMARY OF THE CONVERTIBLE LOAN NOTES

HHG intends to undertake the Global Offer to raise a net amount of at least £100 million to complete the recapitalisation of HHG. If, for any reason, HHG does not raise proceeds from the issue of New Shares in the Global Offer, HHG intends to undertake an issue of new Shares prior to 30 June 2004 to raise a net amount of at least £100 million to complete the recapitalisation of HHG.

On 27 November 2003 HHG, AMP, AMP Group Holdings Limited and UBS AG entered into a Subscription Agreement under which UBS AG agreed, at the request of HHG and subject to the terms and conditions of that agreement, to subscribe for up to £100 million of CLNs to be issued by HHG. The obligations of UBS AG in the Subscription Agreement are subject to certain conditions and termination rights including no material adverse change occurring in the HHG Group.

In the Subscription Agreement, UBS AG undertook to subscribe for up to £100 million of CLNs in two tranches. The CLNs will have a notional yield of 5.5% per annum and a maturity of 362 days. It is a term of UBS AG's obligation to subscribe for the CLNs that the Shares and the CLNs will be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities and that the CLNs and Shares arising from conversion of CLNs will be freely transferable.

UBS AG is required, at the request of HHG if the Global Offer is not completed and subject to certain conditions having been fulfilled, to subscribe for the first tranche of £50 million of CLNs on 24 December 2003. UBS AG will be required to subscribe for the second tranche of up to a further £50 million of CLNs at the request of HHG on 30 June 2004 unless, among other things, at least £100 million of equity is raised prior to 30 June 2004, whereupon the first tranche will be redeemed (together with the accrued notional yield to date) and the second tranche of CLNs will be cancelled.

There are certain circumstances in which the CLNs will convert into Shares or CDIs, at the option of the Noteholder, or be redeemed for cash. Noteholders will not be permitted to elect to convert their CLNs into Shares or CDIs prior to 30 June 2004, unless HHG raises additional equity finance (which has raised less than £50 million net of fees and expenses) or is the subject of a change of control. The CLNs may be redeemed by HHG at any time up to 30 days prior to maturity, upon notice from HHG, at their face value plus the accrued notional yield of 5.5% per annum. However, if at a time when a Noteholder is entitled to convert the CLNs, HHG elects or is obliged to redeem some or all of the CLNs, a Noteholder will be entitled (other than in relation to an issue of New Shares in the 15 business day period following Admission) to convert the CLNs in the three day period subsequent to receiving notice from HHG requesting redemption. If HHG raises additional equity or debt finance, disposes of a significant asset or business or is the subject of a change of control, then HHG is obliged to redeem the CLNs for cash together with the accrued notional yield up to the amount of the equity or debt finance raised, the proceeds from the disposal or, if a change of control occurs, in full. Noteholders can elect to convert their CLNs into Shares or CDIs on or after 30 June 2004, subject to certain provisions, at a discount of approximately 5% to the prevailing market price of Shares or, if lower, at the market price of Shares immediately following the Demerger. In the event that the CLNs remain in issue after 362 days, and subject to any regulatory approval required by the Noteholders, the CLNs may convert into Shares at an approximate discount of 30% to the prevailing market price prior to maturity. The conversion of the CLNs would result in the dilution of the ownership interests of existing Shareholders. The size of such dilution would be dependent on the level of discount and the aggregate value of the outstanding CLNs.

The terms of the CLNs will contain certain events of default, including: breach of the terms of the CLNs by HHG, HHG or a principal subsidiary suffering an event of insolvency, HHG or a principal subsidiary ceasing or threatening to cease to carry on its business, the Shares being suspended for five trading days or no longer being admitted to trading on the LSE or the ASX or cross default at a threshold set at £10 million. The occurrence of an event of default will require HHG to redeem the CLNs for cash, failing which AMP will be required to purchase the CLNs. If an event of default occurs prior to 30 June 2004, UBS AG will not be required to subscribe for the second tranche of CLNs. In any event, UBS AG will not be obliged to subscribe for the second tranche of CLNs if a material adverse change occurs to HHG prior to 30 June 2004 or if the prevailing market price of Shares is 25 pence or less on 29 June 2004.

AMP will agree to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, inter alia, the issue of the CLNs. Under these arrangements UBS AG has received a commitment fee of £2 million, a further fee of £0.5 million upon the signing of the Subscription Agreement and will receive a further fee of £1.5 million on the subscription of the first tranche of CLNs.

As noted above, the obligations of UBS AG are subject to certain conditions and termination provisions – for example, if there is a material adverse change to HHG. To cover this contingency, AMP will provide a standby commitment to subscribe for the CLNs or purchase any outstanding CLNs in issue from UBS AG at their face value plus the accrued notional yield. The conversion of the CLNs into Shares by either UBS AG or AMP should not require any offer to be made to other Shareholders. If these arrangements are terminated and the standby is called it is possible that (subject to AMP's overall financial resources at the time, the outcome of asset sales being conducted by AMP and the state of domestic and international financial markets) APRA could require AMP to undertake an equity capital raising to finance this commitment in accordance with certain regulatory approvals. It is expected that such an equity capital raising would only be required in the event of a series of significantly different outcomes from those currently anticipated.

There is a scenario in which AMP may acquire greater than 30% of HHG's Shares upon conversion of the CLNs. This scenario is dependent upon the share price of HHG at the time of conversion and would only arise where AMP has subscribed for the CLNs and purchased any outstanding CLNs. In such circumstances, it is possible that AMP could receive a maximum of approximately 1,041 million Shares if the market price of Shares falls to the nominal value of Shares (or approximately 37% of Shares) in addition to AMP's initial stake of approximately 15% prior to the Global Offer. In this instance AMP could own up to 46% of HHG's Shares.

There is also a scenario where UBS AG may acquire greater than 30% of HHG's Shares upon conversion of the CLNs. This scenario is dependent upon the share price of HHG at the time of conversion and would only arise where AMP has not subscribed for the CLNs nor purchased any outstanding CLNs from UBS, the retention by UBS of all of the CLNs it has subscribed for, and where UBS has not sold down any Shares resulting from conversion of its holdings of CLNs. In such circumstances, it is possible that UBS could receive approximately 1,041 million new Shares resulting in UBS owning approximately 37% of HHG's Shares.

In circumstances where a party acquires shares which, taken together with shares already held, carry 30% or more of the voting rights in a company or acquires further shares when holding between 30% and 50% of the voting rights, this would ordinarily require an offer to be made for the remaining issued share capital of HHG under Rule 9 of the City Code on Takeovers and Mergers. However, the Takeover Panel has agreed that the acquisition of Shares by AMP or UBS as a result of the conversion of the CLNs at maturity would not have the effect of triggering Rule 9 of the City Code on Takeovers and Mergers and, as a result, an offer for the remaining issued share capital of HHG would not be required.

Under Part XII of FSMA, if a person proposes to take a step which would result in him, together with his associates, acquiring control over a UK authorised person or if such person, without taking a step, acquires such control, he is required to notify the FSA of the proposal or of the fact that he has acquired control. For these purposes, "control" includes the acquisition of 10% or more of the shares or voting power in a UK authorised person or a parent undertaking of a UK authorised person, such as HHG. The FSA must also be notified if a controller of a UK authorised person increases his level of control through 10%, 20%, 33% or 50%. The FSA has three months following notification in which to either approve the person concerned having the level of control or serve a notice of objection.

Under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) ("FATA"), the approval of the Treasurer of the Commonwealth of Australia is required for a person outside Australia, together with his associates, to acquire control of 15% or more (or 40% or more acquired by non-associated persons) of the shares or voting power of a prescribed corporation. HHG is not a prescribed corporation and to become one it would have to have more than A$50 million of assets in Australia on its immediately preceding accounting date.

Given the number of Shares into which the CLNs may convert, it is possible that a Noteholder could, on receiving such Shares, become subject to the notification and approval procedures outlined above. For further information in respect of conversion of CLNs on maturity, see Condition 6 in "Terms and Conditions of the Tranche A Convertible Loan Notes" in Part 14.

The Subscription Agreement contains certain restrictions on AMP's ability to sell its Shares. For a description of those restrictions, including the circumstances in which those restrictions will not apply, see "Admission of the Shares and related information – Lock up arrangements" in Part 2.

For a description of the rights attaching to the Shares into which the CLNs may convert, see "Summary of the Memorandum and Articles of Association – Rights Attaching to Shares" in Part 15. For the full terms and conditions of the CLNs, see "Terms and Conditions of the CLNs" in Part 14.

The Tranche A CLNs will be in bearer form and made ready for delivery, in book-entry form through Euroclear and Clearstream, Luxembourg, on or about 24 December 2003, against payment in immediately available funds.

SUMMARY OF PROVISIONS RELATING TO THE CONVERTIBLE LOAN NOTES WHILE REPRESENTED BY THE PERMANENT GLOBAL NOTE

The following is a summary of the provisions to be contained in the Trust Deed to constitute the CLNs and in the Permanent Global Note which will apply to, and in some cases modify, the Conditions of the CLNs set out in this document while the CLNs are represented by the Permanent Global Note.

The Notes will be represented by a single permanent global note (the "Permanent Global Note") in bearer form which will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg.

Exchange

The Permanent Global Note is exchangeable in whole but not in part (free of charge to the holder) for definitive CLNs only (i) if the Permanent Global Note is held by or on behalf of one or more clearing systems and all such clearing systems are closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announce an intention permanently to cease business or do in fact do so and no alternative clearing system acceptable to the Trustee is available, (ii) if the principal in respect of all the outstanding CLNs is not paid when due and payable, or (iii) if HHG would suffer a material disadvantage as a result of a change in the laws or regulations (taxation or otherwise) of any jurisdiction which would not be suffered were the CLNs in definitive form and a certificate to such effect signed by two Directors is delivered to the Trustee for display to Noteholders. Thereupon (in the case of (i) and (ii) above) the holder of the Permanent Global Note (acting on the instructions of (an) Accountholder(s) (as defined below)) may give notice to HHG, and (in the case of (iii) above) HHG may give notice to the Trustee and the Noteholders in accordance with Condition 16, of its intention to exchange the Permanent Global Note for definitive CLNs on or after the Global Note Exchange Date (as defined below) specified in the notice.

On or after the Global Note Exchange Date the holder of the Permanent Global Note may surrender the Permanent Global Note to or to the order of the Principal Paying and Conversion Agent. In exchange for the Permanent Global Note, HHG will deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated definitive CLNs, security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in the Trust Deed. On exchange of the Permanent Global Note, HHG will procure that it is cancelled and, if the holder so requests, returned to the holder together with any relevant definitive CLNs.

"Global Note Exchange Date" means a day specified in the notice requiring exchange falling not less than 60 days after than on which such notice is given and on which banks are open for business in the city in which the specified office of the Principal Paying and Conversion Agent is located and, except in the case of exchange pursuant to (i) above, in the city in which the relevant clearing system is located.

Payments

Payments of principal in respect of CLNs represented by a Permanent Global Note will be made against presentation and endorsement and, if no further payment falls to be made in respect of the CLNs, surrender of such Permanent Global Note to or to the order of the Principal Paying and Conversion Agent or such other Paying and Conversion Agent as shall have been notified to the Noteholders for such purpose. A record of each payment made will be endorsed on the appropriate schedule to the Permanent Global Note by or on behalf of the Principal Paying and Conversion Agent, which endorsement shall be prima facie evidence that such payment has been made in respect of the CLNs. Neither the Trustee nor any Paying and Conversion Agent will have any responsibility or liability for any aspect of the records of the relevant clearing system relating to payments made by the relevant clearing system in respect of beneficial interests in the CLNs or for maintaining, supervising or reviewing any records of the relevant clearing system relating to such Accountholders (as defined below).

Notices

For so long as all of the CLNs are represented by the Permanent Global Note and such Permanent Global Note is held on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication to the relative Accountholders rather than by publication as required by Condition 16 provided that, so long as the CLNs are admitted to the Official List the UKLA so agrees. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which such notice is delivered to the relevant clearing system as aforesaid.

Accountholders

For so long as all the CLNs are represented by the Permanent Global Note and such Permanent Global Note is held on behalf of the common depositary for Euroclear and/or Clearstream, Luxembourg, each person who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular principal amount of CLNs (each an "Accountholder") (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of CLNs standing to the account of any person shall be conclusive and binding for all purposes) shall be treated as the holder of such principal amount of such CLNs for all purposes (including for the purposes of any quorum requirements of, or the right to demand a poll at, meetings of the Noteholders) other than with respect to the payment of principal on such CLNs, the right to which shall be vested, as against HHG and the Trustee, solely in the bearer of the Permanent Global Note in accordance with and subject to its terms and terms of the Trust Deed. Each Accountholder must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for its share of each payment made to the bearer of the Permanent Global Note.

Prescription

Claims in respect of principal on the CLNs while the CLNs are represented by a Permanent Global Note will become void unless it is presented for payment (other than payments which are, or but for the next paragraph would be, applied for the purposes of Conversion Rights or Maturity Rights) within a period of 10 years (in the case of principal) from the date on which the same fall due.

Claims in respect of, and rights to convert into, Shares or CDIs, as the case may be, will become void on expiry of the period specified in Condition 6(a).

Cancellation

Cancellation of any CLN represented by a Permanent Global Note and required by the Conditions of the CLNs to be cancelled (other than upon its redemption) will be effected by endorsement by or on behalf of the Principal Paying and Conversion Agent of the reduction in the principal amount of the Permanent Global Note on the relevant schedule thereto.

Trustee's Powers

In considering the interests of Noteholders in circumstances where the Permanent Global Note is held on behalf of a clearing system the Trustee may, to the extent it considers it appropriate to do so in the circumstances, have regard to any information provided to it by such clearing system or its operator on the basis that as to the identity (either individually or by category) of its Accountholders with entitlements to the Permanent Global Note and may consider such interests on the basis that such Accountholders were the holder of the Permanent Global Note.

Conversion and Final Maturity

For so long as all of the CLNs are represented by the Permanent Global Note and such Permanent Global Note is held on behalf of Euroclear and/or Clearstream, Luxembourg, an Accountholder wishing to exercise Conversion Rights or Maturity Rights in respect of such Permanent Global Note shall not be required to deposit the Permanent Global Note with the Paying and Conversion Agent to whom the relevant Conversion Notice or Maturity Notice is delivered and references in Conditions 5 and 6 to the person delivering a CLN for conversion shall be deemed to be references to the person delivering a Conversion Notice or Maturity Notice. On the Conversion Date in respect of such Permanent Global Note the Paying and Conversion Agent to whom the relevant Conversion Notice or Maturity Notice is delivered shall, on behalf of the relevant Accountholder, obtain confirmation from Euroclear and/or, as the case may be, Clearstream, Luxembourg that the Accountholder is shown in its records as the holder of at least the principal amount of CLNs in respect of which the Conversion Notice or Maturity Notice has been delivered. Whilst the CLNs are represented by the Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear and/or Clearstream, Luxembourg, Conversion Notices, Maturity Notices and other notices to be delivered to the Paying and Conversion Agents shall be given in accordance with the standard procedures of Euroclear and/or Clearstream, Luxembourg (which may include notice being given on the instruction of the relevant Accountholder by Euroclear and/or, as the case may be, Clearstream, Luxembourg or any common depositary therefor to the Principal Paying and Conversion Agent by electronic means) in a form acceptable to Euroclear and/or, as the case may be, Clearstream, Luxembourg.

While the CLNs are represented by the Permanent Global Note, Conversion Rights may only be exercised in respect of principal amounts of £100,000 and multiples thereof.

Redemption at the Option of the Issuer and Mandatory Redemption by the Issuer

For so long as all of the CLNs are represented by the Permanent Global Note and such Permanent Global Note is held on behalf of Euroclear and/or Clearstream, Luxembourg, no drawing of CLNs will be required under Condition 6(c) or Condition 6(d)in the event that the Issuer exercises its call option pursuant to Condition 6(c) in respect of less than the aggregate principal amount of the CLNs outstanding at such time or becomes obliged to redeem some (but not all) of the CLNs pursuant to Condition 6(d). In such event, the standard procedures of Euroclear and/or Clearstream, Luxembourg shall operate to determine which interests in the Permanent Global Note are to be subject to such partial redemption.

Euroclear and Clearstream, Luxembourg

References therein to Euroclear and/or Clearstream, Luxembourg shall be deemed to include references to any other clearing system approved by the Trustee.

Part 14 – Terms and Conditions of the Tranche A Convertible Loan Notes

The following, subject to amendment and save for the italicised text, are the terms and conditions of the Notes which will be endorsed on each Note in definitive form (if issued):

The Convertible Loan Notes due 2004 were authorised by a resolution of the Board of Directors of HHG PLC (the "Issuer") passed on 3 July 2003 and by a resolution of a committee of the Board of Directors of the Issuer passed on 12 November 2003. The issue of up to £50,000,000 Convertible Loan Notes due 2004 was authorised by a resolution of the Board of Directors of the Issuer passed on 14 December, 2003. The Notes are constituted by a trust deed dated 24 December, 2003 (the "Trust Deed") between the Issuer, AMP (as defined below) and Citicorp Trustee Company Limited (the "Trustee", which expression shall include all persons for the time being appointed as the trustee or trustees under the Trust Deed) as trustee for the holders (as defined below) of the Notes.

The statements set out in these terms and conditions (the "Conditions") are summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the forms of the Notes in both global and definitive form. The Noteholders (as defined below) are entitled to the benefit of, and are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and those provisions applicable to them which are contained in the Paying and Conversion Agency Agreement dated 24 December, 2003 (the "Agency Agreement") relating to the Notes between the Issuer, AMP, the Trustee, Citibank, N.A. (the "Principal Paying and Conversion Agent", which expression shall include any successor as Principal Paying and Conversion Agent under the Agency Agreement), the paying and conversion agents for the time being (such persons, together with the Principal Paying and Conversion Agent, being referred to below as the "Paying and Conversion Agents", which expression shall include their successors as Paying and Conversion Agents under the Agency Agreement) and any other paying agent (each a "Paying Agent") appointed under the Agency Agreement. Copies of each of the Trust Deed and the Agency Agreement are available for inspection at the registered office for the time being of the Trustee (being at the date of issue hereof at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB), and at the specified offices of the Paying and Conversion Agents.

1. FORM, DENOMINATION AND TITLE

(a) Form

The Notes are in bearer form, serially numbered, in the denomination of £100,000 each. Each Note will entitle the holder to convert such Note into either: (i) registered ordinary shares in the share capital of the Issuer ("Ordinary Shares"); or (ii) CDIs, as described in Condition 5.

(b) Title

Title to the Notes will pass by delivery. A Noteholder will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or its theft or loss) and no person will be liable for so treating the Noteholder.

2. STATUS

The Notes constitute direct, unconditional and, subject to Condition 3, unsecured obligations of the Issuer and shall rank *pari passu*, without any discrimination or preference between them, with all other unsecured and unsubordinated obligations of the Issuer, present and future, but in the event of insolvency, only to the extent permitted by applicable laws relating to creditors' rights.

3. NEGATIVE PLEDGE

So long as any of the Notes remains outstanding (as defined in the Trust Deed) the Issuer will not, and will procure that none of its Principal Subsidiaries shall, create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") upon the whole or any part of its or their undertaking, assets or revenues, present or future, to secure any Relevant Debt of the Issuer or, as the case may be, any of its Principal Subsidiaries, or any guarantee of or indemnity given by the Issuer or any of its Principal Subsidiaries in respect of any Relevant Debt unless, at the same time or prior thereto, the Issuer's obligations under the Notes and the Trust Deed: (a) are secured equally and rateably therewith to the satisfaction of the Trustee; or (b) have the benefit of such other Security, guarantee, indemnity or other arrangement (whether or

not comprising security) as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined below) of the Noteholders.

4. DEFINITIONS

In these Conditions:

"Accreted Principal Amount" means:

£100,000 x (1 + 0.055 x d/365)

where d = the actual number of days from (and including) the Issue Date to (but excluding) the Calculation Date, provided that the Calculation Date shall not be later than the Final Maturity Date.

"AMP" means AMP Limited, a company incorporated in New South Wales (Australian Business Number 49079354519) whose registered office is at level 24, 33 Alfred Street, Sydney, New South Wales 2000, Australia.

"AMP Put Notice" has the meaning given to it in Condition 9.

"ASX" means the Australian Stock Exchange.

"Bloomberg VAP Page" means the relevant volume at price page on Bloomberg, or any successor, for the Issuer for the Ordinary Shares or the CDIs, as applicable.

"Business Day" means a day (other than a Saturday or a Sunday) on which banks in London are generally open for normal business.

"Calculation Date" means the date on which the Notes are or become due and payable.

"Capital Distribution" means:

(a) any Dividend which is declared by the Issuer to be a capital distribution, extraordinary dividend, extraordinary distribution, special dividend, special distribution or return of value to shareholders or any analogous or similar term; or

(b) any Dividend charged or provided for in the accounts of the Issuer for any financial period, if the Fair Market Value of the proposed Dividend per Ordinary Share, together with the Fair Market Value per Ordinary Share of any other Dividend on the Ordinary Shares charged or provided for in the accounts for such financial period (disregarding for such purpose any amount previously determined to be a Capital Distribution in respect of that financial period) exceeds 5 per cent. of the average of the middle market price (as derived from the Official List) of the Ordinary Shares on each of the 20 dealing days ending on the date immediately preceding the announcement of such Dividend (with the Fair Market Value of each such Dividend being determined in each case as at the date of announcement of the relevant Dividend).

If, after the Issue Date, there occurs any consolidation or subdivision of any Ordinary Shares or the issue of Ordinary Shares by way of capitalisation of profits or reserves, or any like or similar event, then in making any such calculation for the purposes of such definition, such adjustments (if any) shall be made as an Independent Financial Adviser may consider appropriate to reflect the same.

"Cash Election Amount" has the meaning given to it in Condition 6(a).

"CDI" means a CHESS depositary interest representing a beneficial interest in one Ordinary Share.

"Change of Control" means an offer made to all (or as nearly all as may be practicable) Shareholders (or all (or as nearly all as may be practicable) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985, or any modification or re-enactment thereof)), to acquire the whole or any part of the issued ordinary share capital of the Issuer or if any person proposes a scheme with regard to such acquisition and (such offer or scheme having become or been declared unconditional in all respects) the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Issuer has or will become unconditionally vested in the offeror and/or such associates.

"CHESS" means the Australian Clearing House Electronic Subregister System.

"Conversion" has the meaning given to it in Condition 5(a).

"Conversion Date" has the meaning given to it in Condition 5(e).

"Conversion Notice" has the meaning given to it in Condition 5(e).

"Conversion Period" has the meaning given to it in Condition 5(a).

"Conversion Price" has the meaning given to it in Condition 5(a).

"Conversion Right" has the meaning given to it in Condition 5(a).

"Current Market Price" means, in respect of an Ordinary Share at a particular date, the simple average of the bid and offer quotations published in the Official List for one Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five day period the Ordinary Shares shall have been quoted ex-dividend (or ex- any other entitlement) and during some other part of that period the Ordinary Shares shall have been quoted cum-dividend (or cum- any other entitlement) then:

(a) if the Ordinary Shares to be issued do not rank for the dividend (or entitlement) in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend (or cum- such other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other cash entitlement or, as the case may be, the Fair Market Value of any entitlement or dividend (where that is other than cash) per Ordinary Share as at the date of announcement of such dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); or

(b) if the Ordinary Shares to be issued do rank for the dividend (or entitlement) in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend (or any ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount, and provided further that if the Ordinary Shares on each of the said five dealing days have been quoted cum-dividend (or cum- such other entitlement) in respect of a dividend (or other entitlement) which has been declared or announced but the Ordinary Shares to be issued do not rank for that dividend (or other entitlement) the quotations on each of such dates shall fall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other cash entitlement or, as the case may be, the Fair Market Value of any entitlement or dividend (where that is other than cash) per Ordinary Share as at the date of announcement of such dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom),

provided that if such bid and offer quotations are not available on each of the said five dealing days, then the average of such bid and offer quotations which are available in that five dealing day period shall be used (subject to a minimum of two such bid and offer quotations) and if only one or no such bid and offer quotation is available in the relevant period the average bid and offer quotations shall be determined in good faith by an Independent Financial Adviser.

"Daily Official List" means the daily official list of the London Stock Exchange.

"dealing day" means a dealing day, in respect of Ordinary Shares, on which the London Stock Exchange and, in respect of CDIs, on which the ASX is open for business.

"Default Notice" has the meaning given to it in Condition 9.

"Depositary Nominee" means CHESS Depositary Nominees Pty Ltd, a wholly owned subsidiary of the ASX.

"Dividend" means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of shares or other securities credited as fully or partly paid up by way of capitalisation of profits or reserves) provided that:

(a) where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Ordinary Shares be, satisfied by the issue or delivery of Ordinary Shares or other property or assets, then, for the purposes of the above definition, the Dividend in question shall be treated as a Dividend of: (i) the cash Dividend announced; or (ii) the Fair Market Value, at the close of trading on the date of announcement of such Dividend, of the Ordinary Shares or other property or assets to be issued or delivered in satisfaction of such Dividend (or which would be issued if all holders of Ordinary Shares elected therefor, regardless of whether any such election is made) if the Fair Market Value of such Ordinary Shares or other property or assets is greater than the Fair Market Value of the cash Dividend so announced; and

(b) a purchase or redemption of share capital by the Issuer shall not constitute a Dividend unless in the case of purchases of Ordinary Shares by or on behalf of the Issuer, the Weighted Average Price per Ordinary Share (before expenses) on any one day in respect of such purchases exceeds by more than 5 per cent. the closing price of the Ordinary Shares on the London Stock Exchange on the immediately preceding dealing day as derived from the Official List at the opening of business either: (i) on that day; or (ii) where an announcement (excluding for the avoidance of doubt for these purposes, any general authority for such purchases or redemptions approved by a general meeting or any notice convening such a meeting) has been made of the intention to purchase Ordinary Shares at some future date at a specified price, on the dealing day immediately preceding the date of such a meeting) has been made of the intention to purchase Ordinary Shares at some future at a specified price, on the dealing day immediately preceding the date of such announcement and, if in the case of either (i) or (ii), the relevant day is not a dealing day, the immediately preceding dealing day, in which case such purchase shall be deemed to constitute a Dividend to the extent that the aggregate price paid (before expenses) in respect of such Ordinary Shares purchased by the Issuer exceeds 5 per cent. of the closing price of the Ordinary Shares determined as aforesaid.

"Event of Default" means any event or act falling within any of the paragraphs (a) to (h) of Condition 9.

"Exchange Rate" means on any day, the Australian dollar/pounds sterling fixed exchange rate at 4 p.m. (Eastern Australian time) on that day as such rate appears on or is derived from the Reserve Bank of Australia's website (or such other source as shall be determined to be appropriate by an Independent Financial Adviser) or, if such rate is not available at such time, the Reserve Bank of Australia's Australian dollar/pounds sterling fixed exchange rate at such other time on that day as may be considered appropriate by an Independent Financial Adviser, or if no such rate fixing is available on such day, the rate determined as aforesaid on the most recent day on which such rate is available.

"Extraordinary Resolution" means a resolution passed at a general meeting of holders in accordance with these Conditions and the Trust Deed by not less than 75% of the votes cast on the resolution.

"Fair Market Value" means, with respect to any property on any date, the fair market value of that property as determined in good faith by an Independent Financial Adviser provided, that: (i) the Fair Market Value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by an Independent Financial Adviser) the Fair Market Value of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded, or such shorter period as such options, warrants or other rights are publicly traded; and (iv) in the case of (i) translated into pounds sterling (if declared or paid in a currency other than pounds sterling) at such rate of exchange as may be determined in good faith by an Independent Financial Adviser to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available).

"Final Maturity Date" means 20 December, 2004.

"Group" means the Issuer and its Subsidiary Undertakings and "member of the Group" shall be construed accordingly.

"indebtedness for borrowed money" means any indebtedness (whether being principal, premium, interest or other amounts) for or in respect of any notes, bonds, debentures, debenture stock, loan stock or other securities or any borrowed money or any liability under or in respect of any acceptance or acceptance credit.

"Independent Financial Adviser" means an independent investment bank or bank of international repute appointed by the Issuer (generally or for the relevant purpose) and approved in writing by the Trustee for the relevant purpose (such approval not to be unreasonably withheld or delayed) and acting as an expert.

"Issue Date" means 24 December, 2003.

"Issuer" means HHG PLC.

"Issuer Call" has the meaning given to it in Condition 6(b).

"London Stock Exchange" means the London Stock Exchange plc.

"Mandatory Call Event" has the meaning given to it in Condition 6(d).

"Mandatory Call Notice" has the meaning given to it in Condition 6(d).

"Maturity Cash Election Notice" has the meaning given to it in Condition 6(a).

"Maturity Conversion Date" has the meaning given to it in Condition 6(a).

"Maturity Conversion Price" has the meaning given to it in Condition 6(a).

"Maturity Right" has the meaning given to it in Condition 6(a).

"Maximum Conversion Price" means the amount ("A") equal to the average of the Volume Weighted Average Price for each of the first "n" dealing days of the Ordinary Shares and the CDIs, calculated as follows:

$$A = \frac{\sum_{d=1}^{n} \frac{(P(CDI)_d \times Vol(CDI)_d \times FX_d) + (P(Ord)_d \times Vol(Ord)_d)}{Vol(CDI)_d + Vol(Ord)_d}}{n}$$

where:

$P(CDI)_d$ means the Volume Weighted Average Price of a CDI on day d;

$Vol(CDI)_d$ means the number of CDIs traded on day d;

FX_d means the Exchange Rate on day d expressed in pounds sterling per one Australian dollar;

$P(Ord)_d$ means the Volume Weighted Average Price of an Ordinary Share on day d;

$Vol(Ord)_d$ means the number of Ordinary Shares traded on day d;

day d means the dth day within the Initial Period on which a Volume Weighted Average Price is available (within the meaning of Condition 5(a)) for at least one of the Ordinary Shares or CDIs);

Initial Period means the period of 20 dealing days commencing on the first day of trading of either, or both of, the Ordinary Shares and the CDIs; and

n means the number of dealing days in the Initial Period on which a Volume Weighted Average Price is available (within the meaning of Condition 5(a)) for the CDIs and/or the Ordinary Shares. If, on any dealing day in the Initial Period, a price is available for neither Ordinary Shares nor CDIs, that day shall not be counted.

"New Financing" means share or loan capital (excluding any further issues of Notes in accordance with Condition 18) issued to or held by or on behalf of any person other than a member of the Group including, without limitation, any indebtedness for borrowed money and any ordinary or preference share capital or warrants, options or other rights to subscribe, purchase, convert or exchange into share capital of the Issuer or any member of the Group, other than warrants, options or other rights granted to employees or former employees of the Group pursuant to any scheme or plan established or operated by any member of the Group.

"Nominal Value" means the nominal value of the Ordinary Shares from time to time, which at the Issue Date is 10 pence.

"Non-Recourse Indebtedness" means all amounts payable in relation to any indebtedness for borrowed money of the Issuer or its Principal Subsidiaries the terms of which provide that recourse for the payment of amounts due in respect of such indebtedness for borrowed money is limited to assets which are, by granting a security interest thereof, the subject of a sale or assignment of assets by the Issuer or by any of its Principal Subsidiaries to another person on arm's length terms by way of securitisation for cash at full fair value or on deferred payment terms which are customary for securitisation transactions of that kind.

"Noteholder" means the bearer of a Note and in connection therewith the words "holder" and "holders" shall be construed accordingly.

"Notes" means up to £50,000,000 Convertible Loan Notes due 2004 to be issued on or about 24 December, 2003 or the principal amount thereof for the time being outstanding, as the case may be.

"Ordinary Shares" has the meaning provided in Condition 1(a).

"Principal Subsidiary" at any time shall mean any Subsidiary of the Issuer:

(i) whose profit before tax and exceptional items (consolidated in the case of a Subsidiary which itself has Subsidiaries but excluding intra-Group items) or whose total assets (consolidated in the case of a Subsidiary which itself has Subsidiaries) at any time equals or exceeds 10 per cent. of profit before tax and exceptional items or, as the case may be, consolidated total assets, of the Group, all as calculated respectively by reference to the then most recent audited consolidated financial statements of the Issuer and the then most recent annual financial statements (consolidated or, as the case may be, unconsolidated) of the relevant Subsidiary; or

(ii) to which is transferred all or substantially all of the business, undertaking and assets of a Subsidiary of the Issuer which immediately prior to such transfer is a Principal Subsidiary, whereupon the transferor Subsidiary shall immediately cease to be a Principal Subsidiary and the transferee shall become a Principal Subsidiary, provided that the transferee Subsidiary shall cease to be a Principal Subsidiary under the provisions of this sub-paragraph (ii) (but without prejudice to the provisions of sub-paragraph (i) above), upon publication of the Issuer's next audited consolidated annual financial statements,

all as more particularly defined in the Trust Deed, provided that any Subsidiary whose only or principal business is that of a holding company (within the meaning of Section 736 of the Companies Act 1985) shall not be a Principal Subsidiary for the purposes of this definition.

A report of two Directors of the Issuer that, in their opinion, a Subsidiary of the Issuer is or is not or was or was not at any particular time or throughout any specified period a Principal Subsidiary shall, in the absence of manifest (or, to the satisfaction of the Trustee, proven) error, be conclusive and binding on the Noteholders.

"Relevant Date" has the meaning given to it in Condition 5(a).

"Relevant Debt" means any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are, for the time being, or are intended to be, with the consent of the person issuing the same, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities market but with the exclusion of Non-Recourse Indebtedness.

"securities" includes, without limitation, Ordinary Shares, in the share capital of the Issuer.

"Security" has the meaning provided in Condition 3.

"Shareholders" has the meaning provided in Condition 5(b)(ii).

"Subsidiary" means a subsidiary within the meaning of Section 736 of the Companies Act 1985, as amended by the Companies Act 1989.

"Subsidiary Undertaking" shall have the meaning given to it by Section 258 of the Companies Act 1985 (but, in relation to the Issuer, shall exclude any undertaking (as defined in the Companies Act 1985) whose accounts are not included in the then latest published audited consolidated accounts of the Issuer, or (in the case of an undertaking which has first become a subsidiary undertaking of a member of the Group since the date as at which any such audited accounts were prepared) would not have been so included or consolidated if it had become so on or before that date).

"Volume Weighted Average Price" means: (a) in respect of an Ordinary Share, on any dealing day, the order book volume-weighted average price in pounds sterling of an Ordinary Share appearing on or derived from the Bloomberg VAP Page relevant to the Ordinary Shares (or such other source as shall be determined to be appropriate by an Independent Financial Adviser) on such dealing day; or (b) in respect of a CDI, on any dealing day, the order book volume-weighted average price in Australian dollars of a CDI appearing on or derived from the Bloomberg VAP Page relevant to the CDIs (or such other source as shall be determined to be appropriate by an Independent Financial Adviser on such dealing day), provided that if any dividend or other entitlement in respect of the Ordinary Shares is announced on or prior to a Conversion Date, as applicable, or a Maturity Conversion Date, as applicable, in circumstances where the record date or other due date for the establishment of entitlement in respect of such dividend or other entitlement shall be on or after the relevant Conversion Date or Maturity Conversion Date and if on such dealing day the price determined as provided above is based on a price ex-dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the amount of any such dividend or other cash entitlement or, as the case may be, the Fair Market Value of any entitlement or dividend (where that is other than cash) as at the date of announcement of such entitlement or dividend per Ordinary Share (excluding, in the case of a dividend in cash, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom), in any case, in respect of CDIs, translated at the prevailing Exchange Rate on the date of such announcement.

References to any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such modification or re-enactment.

References in these Conditions to the principal amount of any Note shall be to the face value (being £100,000) of that Note.

5. CONVERSION

(a) Conversion Price and Conversion Period

Subject to, and upon compliance with, the provisions of these Conditions, each Noteholder is entitled (the "Conversion Right") to have redeemed at their Accreted Principal Amount all or any of its Notes. Forthwith upon such redemption such Accreted Principal Amount shall be applied on behalf of the relevant Noteholder in subscribing, at its option, either Ordinary Shares or CDIs, credited as fully paid and free of all encumbrances, liens and other third party rights. Such redemption of a Note and acquisition of Ordinary Shares or CDIs is herein referred to as "Conversion". The number of Ordinary Shares, or CDIs, to be issued on Conversion shall be calculated by dividing the Accreted Principal Amount of the Notes the subject of the Conversion by 95 per cent. of the arithmetical average of the relevant daily Volume Weighted Average Price of the Ordinary Shares or, as the case may be, the CDIs (translated into pounds sterling each day at the prevailing Exchange Rate on that day) on each of the last five dealing days on which a Volume Weighted Average Price is available for the Ordinary Shares or the CDIs, as applicable ending on the dealing day before the Conversion Notice is dated (the "Conversion Price"), provided that: (i) if the applicable Conversion Price as calculated under this Condition 5(a) exceeds the Maximum Conversion Price, the Conversion Price shall be the Maximum Conversion Price; and (ii) if the Conversion Price is less than the Nominal Value of the Ordinary Shares, the Conversion Price shall be the Nominal Value of the Ordinary Shares. A Noteholder may exercise the Conversion Right in respect of a Note by delivering for redemption such Note, together with a duly completed Conversion Notice, to the specified office of any Paying and Conversion Agent in accordance with Condition 5(e) whereupon the Issuer shall issue to the Noteholder Ordinary Shares or procure the Depositary Nominee to issue CDIs to the Noteholder, as the case may be, credited as paid up in full as provided in this Condition 5.

For the purposes of these Conditions, a Volume Weighted Average Price being "available" means such price appearing in or being capable of being derived from a source as provided in the definition of Volume Weighted Average Price in Condition 4.

In the event that there is an alteration to the Nominal Value of the Ordinary Shares as a result of consolidation or subdivision during the period for calculating the Conversion Price, the initial Maximum Conversion Price, the Maturity Conversion Price or the Cash Election Amount, the Issuer shall request an Independent Financial Adviser to determine as soon as practicable what adjustment (if any) to the Conversion Price, the Maximum Conversion Price, the Maturity Conversion Price or the Cash Election Amount as the case may be, is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such

determination such adjustment (if any) shall be made and shall take effect in accordance with such determination.

Subject to, and upon compliance with, the provisions of these Conditions, the Conversion Right in respect of a Note may be exercised, at the option of the holder thereof, at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) on or after 30th June, 2004 (the "Relevant Date") (provided that if, after the Issue Date either: (i) the Issuer issues new shares (excluding shares issued pursuant to a scheme or plan referred to in Condition 10(b)(iii)(A)) the net proceeds of which (after commissions, fees and expenses) are less than £50,000,000, the Relevant Date shall be the date of issue of those shares unless the issue date of such new shares is on or before the fifteenth Business Day after the date on which Ordinary Shares are first admitted to trading on the London Stock Exchange's market for listed securities, in which case the Relevant Date will be such fifteenth Business Day; or (ii) the Issuer is subject to a Change of Control, the Relevant Date shall be the date on which the Change of Control occurs) up to the close of business (at the place where the relevant Note is delivered for conversion) on the Final Maturity Date, unless there shall be default in making payment in respect of such Note on such date fixed for redemption, in which event the Conversion Right shall extend up to the close of business on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given in accordance with Condition 16 or, if earlier, the Final Maturity Date; provided that in each case if the final such date for the exercise of Conversion Rights is neither a Business Day nor a day on which banks in Sydney are also generally open for business then the period for exercise of the Conversion Right by Noteholders shall end on the immediately preceding day which is both a Business Day and a day on which banks in Sydney are also generally open for business at the place aforesaid (the "Conversion Period").

Subject to Condition 6(d), following service of a Mandatory Call Notice, a Noteholder may not exercise a Conversion Right in respect of those Notes that are the subject of the Mandatory Call Notice.

Fractions of Ordinary Shares will not be issued on Conversion and no cash payment will be made in lieu thereof. However, if the Conversion Right in respect of more than one Note is exercised at any one time such that Ordinary Shares to be issued on Conversion are to be registered in the same name, the number of such Ordinary Shares to be issued in respect thereof shall be calculated on the basis of the Conversion Price of the aggregate principal amount of such Notes being so converted.

The Issuer will procure that Ordinary Shares or CDIs to be issued on conversion will be issued in accordance with the instructions set out in the relevant Conversion Notice to the extent such instructions are not inconsistent with these Conditions. Such Ordinary Shares or CDIs will be deemed to be issued as of the relevant Conversion Date.

(b) Adjustment of Maximum Conversion Price

Upon the happening of any of the events described below, the Maximum Conversion Price shall be adjusted as follows:

(i) **Consolidation or Subdivision:**

If and whenever there shall be an alteration to the Nominal Value of the Ordinary Shares as a result of consolidation or subdivision, the Maximum Conversion Price shall be adjusted by multiplying the Maximum Conversion Price in force immediately prior to such alteration by the following fraction:

$$\frac{A}{B}$$

where:

A is the nominal amount of one Ordinary Share immediately after such alteration; and

B is the nominal amount of one Ordinary Share immediately before such alteration.

Such adjustment shall become effective on the date the alteration takes effect.

(ii) **Capitalisation of Profits or Reserves**

If and whenever any Ordinary Shares are issued credited as fully paid to the holders of the Ordinary Shares (the "Shareholders") by way of capitalisation of profits or reserves (including any share premium account or

capital redemption reserve), other than any such Ordinary Shares issued instead of the whole or any part of a cash dividend which the Shareholders concerned would or could otherwise have received, the Maximum Conversion Price shall be adjusted by multiplying the Maximum Conversion Price in force immediately prior to such issue by the following fraction:

$$\frac{A}{B}$$

where:

A is the aggregate nominal amount of the issued Ordinary Shares immediately before such issue; and

B is the aggregate nominal amount of the issued Ordinary Shares immediately after such issue.

Such adjustment shall become effective on the date of issue of such Ordinary Shares.

(iii) **Rights Issues of Ordinary Shares or Options over Ordinary Shares:**

If and whenever the Issuer shall issue Ordinary Shares to Shareholders as a class by way of rights, or issue or grant to Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the terms of the issue or grant of such Ordinary Shares, options, warrants or other rights, the Maximum Conversion Price shall be adjusted by multiplying the Maximum Conversion Price in force immediately prior to such issue or grant by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such announcement;

B is the number of Ordinary Shares which the aggregate amount (if any) payable for the Ordinary Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Ordinary Shares deliverable on the exercise thereof would purchase at such Current Market Price per Ordinary Share; and

C is the number of Ordinary Shares issued or, as the case may be, deliverable on the exercise of such options, warrants or other rights.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the London Stock Exchange.

(iv) **Rights Issues of other Securities:**

If and whenever the Issuer shall issue any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase any Ordinary Shares) to Shareholders as a class by way of rights or Shareholders are granted as a class by way of rights any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase Ordinary Shares), the Maximum Conversion Price shall be adjusted by multiplying the Maximum Conversion Price in force immediately prior to such issue or grant by the following fraction:

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such issue or grant are publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Ordinary Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the London Stock Exchange.

(v) Issues of Ordinary Shares etc. at less than Current Market Price:

If and whenever the Issuer shall issue (otherwise than as mentioned in Condition 5(b)(iii) above) any Ordinary Shares wholly for cash (other than Ordinary Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, Ordinary Shares), or grant (otherwise than as mentioned in Condition 5(b)(iii) above) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase any Ordinary Shares (other than the Notes), in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the terms of such issue or grant, the Maximum Conversion Price shall be adjusted by multiplying the Maximum Conversion Price in force immediately prior to such issue or grant by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before the issue of such additional Ordinary Shares or the grant of such options, warrants or rights;

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the issue of such additional Ordinary Shares or, as the case may be, for the issue of such options, warrants or rights and the Ordinary Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights would purchase at such Current Market Price per Ordinary Share; and

C is the maximum number of Ordinary Shares to be issued pursuant to such issue of such additional Ordinary Shares or the maximum number of Ordinary Shares to be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

Such adjustment shall become effective on the date of issue of such additional Ordinary Shares or grant of such options, warrants or rights.

(vi) Other Issues at less than Current Market Price:

If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity (otherwise than as mentioned in Conditions 5(b)(iii), (iv) or (v) above) shall issue wholly for cash or for no consideration any securities (other than the Notes) which by their terms of issue (directly or indirectly) carry rights of conversion into, or exchange or subscription for, Ordinary Shares issued or to be issued by the Issuer (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Ordinary Shares, and the consideration per Ordinary Share receivable upon conversion, exchange, subscription or redesignation is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day last preceding the date of the first public announcement of the terms of issue of such securities (or the terms of such grant), the Maximum Conversion Price shall be adjusted by multiplying the Maximum Conversion Price in force immediately prior to such issue (or grant) by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such issue or grant (but where the relevant securities carry rights of conversion into or rights of exchange or subscription for, or purchase, or acquisition of Ordinary Shares which have been issued by the Issuer for the purposes of or in connection with such issue, less the number of such Ordinary Shares so issued);

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to such securities or, as the case may be, for the issue of such options, warrants or rights and the Ordinary Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Ordinary Share; and

C is the maximum number of Ordinary Shares to be issued or otherwise available upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase or acquisition attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Ordinary Shares to be issued or to arise from any such redesignation,

provided that if at the time of issue of the relevant securities or date of grant of such rights in this Condition 5b(vi) (the "Specified Date") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such securities are redesignated or at such other time as may be provided) then for the purposes of this Condition 5(b)(vi), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.

Such adjustment shall become effective on the date of issue or grant of such securities.

(vii) Modification of Rights of Conversion etc.:

If and whenever there shall be any modification of the rights of conversion, exchange or subscription attaching to any such securities (other than the Notes) as are mentioned in Condition 5(b)(vi) above (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that following such modification the consideration per Ordinary Share receivable by the Issuer has been reduced and is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day last preceding the date of the first public announcement of the proposals for such modification, the Maximum Conversion Price shall be adjusted by multiplying the Maximum Conversion Price in force immediately prior to such modification by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into or rights of exchange or subscription for Ordinary Shares which have been issued by the Issuer for the purposes of or in connection with such issue, less the number of such Ordinary Shares so issued);

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to the securities so modified would purchase at such Current Market Price per Ordinary Share or, if lower, the existing conversion, exchange or subscription price of such securities; and

C is the maximum number of Ordinary Shares to be issued upon conversion or exchange of such securities or upon the exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate but giving credit in such manner as an Independent Financial Adviser shall consider appropriate for any previous adjustment under this Condition 5(b)(vii) or Condition 5(b)(vi) above,

provided that if at the time of such modification in this Condition 5b(vii) (the "Specified Date") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription are exercised or at such other time as may be provided) then for the purposes of this Condition 5(b)(vii), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange or subscription had taken place on the Specified Date.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange or subscription attaching to such securities.

(viii) Other Offers to Shareholders:

If and whenever the Issuer or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Issuer or any of its Subsidiaries) any other company, person or entity shall offer any securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Maximum Conversion Price falls to be adjusted under Conditions 5(b)(iii) or (iv) above (or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Ordinary Share on the relevant dealing day)) the Maximum Conversion Price shall be adjusted by multiplying the Maximum Conversion Price in force immediately before the making of such offer by the following fraction:

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such offer are publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Ordinary Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights on the London Stock Exchange.

(ix) Other Events:

If the Issuer (after consultation with the Trustee) determines that an adjustment should be made to the Maximum Conversion Price as a result of one or more events or circumstances not referred to in Conditions 5(b)(i) to (viii) above (even if the relevant event or circumstance is specifically excluded from the operation of Conditions 5(b)(i) to (viii) above), the Issuer shall request an Independent Financial Adviser to determine as soon as practicable what adjustment (if any) to the Maximum Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination provided that an adjustment shall only be made pursuant to this Condition 5(b)(ix) if such an Independent Financial Adviser is so requested to make such a determination not more than 21 days after the date on which the relevant event or circumstance exists.

(x) For the purpose of any calculation of the consideration receivable pursuant to Conditions 5(b)(v), (vi) and (vii), the following provisions shall apply:

(A) the aggregate consideration receivable for Ordinary Shares issued for cash shall be the amount of such cash provided that in no case shall any deduction be made for any commission, fees or any expenses paid or incurred by the Issuer for any underwriting of the issue or otherwise in connection therewith;

(B) (i) the aggregate consideration receivable for Ordinary Shares to be issued or otherwise made available upon the conversion or exchange of any securities shall be deemed to be the consideration received or receivable for any such securities; and

(ii) the aggregate consideration receivable for Ordinary Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration received or receivable for such securities or, as the case may be, for such options, warrants or rights which is attributed by the Issuer to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration is so attributed or the Trustee so requires by notice in writing to the Issuer, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the date of the first public announcement of the terms of issue of such securities or, as the case may be, such options, warrants or rights,

plus in the case of each of (B)(i) and (ii) above, the additional minimum consideration (if any) to be received upon the conversion or exchange of such securities, or upon the exercise of such rights of subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights (the consideration in all such cases to be determined subject to the proviso in (A) above); and

(iii) the consideration per Ordinary Share receivable upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such securities or, as the case may be, upon the exercise of such options, warrants or rights shall be the aggregate consideration referred to in (B)(i) or (ii) above (as the case may be), divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate.

(c) Retroactive Adjustments

If the Conversion Date or Maturity Conversion Date in relation to any Note shall be after the record date for any such issue, distribution, grant or offer (as the case may be) as is mentioned in Conditions 5(b)(ii) to (iv) and (viii) above, or any such issue as is mentioned in Conditions 5(b)(v) and (vi) above which is made to the holders of Ordinary Shares or any of them, but before the relevant adjustment becomes effective, there shall be issued (conditional upon such adjustment becoming effective) to the converting holder of Notes, or in accordance with the instructions contained in the Conversion Notice or Maturity Notice (subject to any applicable exchange control or other laws or other regulations), such additional number of Ordinary Shares (if any) as, together with the Ordinary Shares issued or to be issued on conversion of the relevant Notes, is equal to the number of Ordinary Shares which would have been required to be issued on conversion of such Notes if the relevant adjustment (more particularly referred to in the said sub-paragraphs) to the Maximum Conversion Price had in fact been made and become effective immediately after the relevant record date. Such additional Ordinary Shares will be allotted as at, and within one month after, the relevant Conversion Date or Maturity Conversion Date or, if later, the date of issue of Ordinary Shares if adjustment results from the issue of Ordinary Shares and certificates for such Ordinary Shares (if the Ordinary Shares are in certificated form) will be despatched within such period of one month.

(d) Decision of Independent Financial Adviser

If any doubt shall arise as to the appropriate adjustment to the Maximum Conversion Price, following consultation between the Issuer and an Independent Financial Adviser, a written opinion of such Independent Financial Adviser in respect of such adjustment to the Maximum Conversion Price shall be conclusive and binding on all concerned, save in the case of manifest error.

(e) Procedure for Conversion

A Conversion Right may be exercised by a Noteholder during the Conversion Period by surrendering for redemption and cancellation the relevant Note to the specified office of any Paying and Conversion Agent, during its usual business hours, accompanied by a duly completed and signed notice of conversion (a "Conversion Notice") in the form (for the time being current) obtainable from any Paying and Conversion Agent. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Paying and Conversion Agent to whom the relevant Conversion Notice is delivered is located.

A Conversion Right may be exercised only in respect of the whole of the principal amount of each Note in the denomination of £100,000.

A Conversion Notice, once delivered, shall be irrevocable.

The conversion date in respect of a Note (the "Conversion Date") and, if applicable, the date on which any payment as provided below will be made, shall be the first day following the date of such Conversion Notice which is both a Business Day and a day on which banks in Sydney are generally open for business.

A Noteholder exercising a Conversion Right (or a Maturity Right in accordance with Condition 6(a)) must pay any taxes (excluding, for the avoidance of doubt, taxes on the net income of the Issuer) and capital, stamp, issue and registration duties arising on conversion (other than any taxes and capital, stamp, issue and registration duties or stamp duty reserve tax payable in the United Kingdom in respect of the allotment and issue of any Ordinary Shares (including in respect of any issue of Ordinary Shares to the Depositary Nominee in accordance with these Conditions), or in Australia or the United Kingdom in respect of the issue of any CDIs on such conversion, which shall be paid by the Issuer) and such Noteholder must pay all, if any, taxes

arising by reference to any disposal or deemed disposal of a Note or interest therein in connection with such conversion.

Save as provided in these Conditions, the Ordinary Shares will not be available for issue: (i) to, or to a nominee or agent for, Euroclear, Clearstream, Luxembourg, First Chicago Clearing Center or any other person providing a clearance service within the meaning of Section 96 of the Finance Act 1986 of the United Kingdom; or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within the meaning of Section 93 of the Finance Act 1986 of the United Kingdom, in each case at any time prior to the "abolition day" as defined in Section 111(1) of the Finance Act 1990 of the United Kingdom.

Ordinary Shares to be issued on Conversion will be issued on the third Business Day after the Conversion Date, in uncertificated form through the dematerialised securities trading system generated by CRESTCo Limited, known as CREST, unless the relevant Noteholder elects to receive the Ordinary Shares in certificated registered form or, at the time of issue, the Ordinary Shares are not a participating security in CREST. Where Ordinary Shares are to be issued through CREST, they will be delivered to the account specified by the relevant Noteholder in the relevant Conversion Notice on the third Business Day following the relevant Conversion Date. Where Ordinary Shares are to be issued in certificated form, a certificate in respect thereof will be dispatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) to the relevant Noteholder or as it may direct in the relevant Conversion Notice on the third Business Day following the relevant Conversion Date. Where CDIs are to be issued on Conversion of the Notes, the Issuer will issue the relevant number of Ordinary Shares to the Depositary Nominee and register the Depositary Nominee as holder of legal title to the Ordinary Shares on the Issuer's Australian branch share register and the Issuer shall procure that the Depositary Nominee will issue the CDIs to the relevant Noteholder on or before the third Business Day (provided each such Business Day is also a day on which banks in Sydney are also generally open for business) following the relevant Conversion Date.

(f) Ordinary Shares may not be Issued at a Discount

No adjustments may be made so that on conversion of the Notes, Ordinary Shares would fall to be issued at a discount to their Nominal Value.

(g) Employees' Share Schemes

No adjustment will be made to the Maximum Conversion Price where Ordinary Shares or other securities (including rights, warrants and options) are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees or former employees (including Directors holding or formerly holding executive office or the personal service company of any such person) of the Issuer or any of its Subsidiaries or any associated company or to trustees to be held for the benefit of any such person, in any such case pursuant to any employees' share scheme (as defined in Section 743 of the Companies Act 1985 or any modification or re-enactment thereof).

(h) Rounding Down

On any adjustment, the resultant Maximum Conversion Price, if not an integral multiple of one pence, shall be rounded down to the nearest whole multiple of one pence. No adjustment shall be made to the Maximum Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Maximum Conversion Price then in effect. Any adjustment not required to be made and/or any amount by which the Maximum Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time.

(i) Selection of Independent Financial Adviser

If the Issuer fails to select an Independent Financial Adviser when required for the purposes of this Condition 5 and such failure continues for an unreasonable period (as determined by the Trustee), the Trustee shall be entitled to select such Independent Financial Adviser.

(j) Purchase or Redemption by the Issuer of its Own Shares and CDIs

The Issuer may exercise such rights as it may from time to time enjoy to purchase its own shares (including Ordinary Shares) and CDIs without the consent of the Noteholders.

(k) Issuer to notify Noteholders of Maximum Conversion Price and adjustments

(i) Notice of the Maximum Conversion Price for the Ordinary Shares shall be given to Noteholders by the Issuer in accordance with Condition 16 on or before the third Business Day after the end of the Initial Period (as defined in the definition of Maximum Conversion Price).

(ii) Notice of any adjustments to the Maximum Conversion Price shall be given to Noteholders in accordance with Condition 16 as soon as practicable after the determination thereof.

(l) Ordinary Shares

(i) The Ordinary Shares, including those represented by CDIs, issued upon Conversion of the Notes under Conditions 5(a) or 6(a) will be fully paid and will in all aspects rank *pari passu* with the fully paid Ordinary Shares and/or CDIs in issue on the Conversion Date or Maturity Conversion Date, as the case may be (except for any right excluded by mandatory provisions of applicable law), except that the Ordinary Shares, including those represented by CDIs, so issued will not rank for any rights, distributions or payments the due date or other due date for the establishment of entitlement for which falls prior to the relevant Conversion Date or Maturity Conversion Date, as the case may be.

(ii) The Ordinary Shares issued upon Conversion of the Notes under Conditions 5(a) or 6(a) will be admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange in accordance with their respective rules and the CDIs issued on conversion of the Notes will be granted official quotation on the stock market conducted by the ASX and will be listed, quoted or dealt in on any other stock exchange or securities market on which the Ordinary Shares or CDIs may then be listed or quoted or dealt in.

6. REDEMPTION AND PURCHASE

(a) Maturity

On or after the Final Maturity Date, unless previously cancelled or redeemed, as herein provided, all outstanding Notes will, subject as provided in these Conditions, be redeemed at their Accreted Principal Amount. Forthwith upon such redemption such Accreted Principal Amount shall be applied on behalf of the relevant Noteholder in subscribing, at its option, either Ordinary Shares or CDIs (such option being referred to as a "Maturity Right") credited as fully paid and free of all encumbrances, liens and other third party rights.

The number of Ordinary Shares or CDIs to be issued shall be calculated as of the relevant Maturity Conversion Date by dividing the Accreted Principal Amount of Notes at the Final Maturity Date by the amount which is 70 per cent. of the amount equal to the arithmetical average of the relevant daily Volume Weighted Average Price of the Ordinary Shares or, as the case may be, the CDIs (translated into pounds sterling on each day at the prevailing Exchange Rate), on each dealing day during the 20 dealing day period on which a Volume Weighted Average Price is available ending on the dealing day before the Final Maturity Date (the "Maturity Conversion Price"), provided that: (i) if the Maturity Conversion Price exceeds the Maximum Conversion Price, as calculated under Condition 5(a), the Maturity Conversion Price shall be the Maximum Conversion Price; and (ii) if the Maturity Conversion Price is less than the Nominal Value of the Ordinary Shares, the Maturity Conversion Price shall be the Nominal Value of the Ordinary Shares. The Maturity Conversion Price will be adjusted in accordance with Condition 5(b) in respect of any Notes which are not redeemed on the Final Maturity Date as if references to the Maximum Conversion Price were to the Maturity Conversion Price and the number of Ordinary Shares or CDIs to be issued will be adjusted accordingly, provided that if such adjusted Maximum Conversion Price is less than the Nominal Value of the Ordinary Shares, such adjusted Maximum Conversion Price will be the Nominal Value of the Ordinary Shares. Notice of the initial Maturity Conversion Price for each of the Ordinary Shares and the CDIs shall be given to Noteholders by the Issuer in accordance with Condition 16 on or before the fifth Business Day after the Final Maturity Date. Notice of any adjustments to the Maturity Conversion Price shall be given to Noteholders by the Issuer in accordance with Condition 16 as soon as practicable after the determination thereof.

A Maturity Right may be exercised by the Noteholders by surrendering for redemption the relevant Note at the specified office of any Paying and Conversion Agent, during its normal business hours, accompanied by a duly completed and signed maturity notice (a "Maturity Notice") in the form (for the time being current) obtainable from any Paying and Conversion Agent. Maturity Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdictions in which the specified office of the Paying and Conversion Agents to whom the relevant Maturity Notice is delivered is located. A Noteholder may deliver one or more Maturity Notices from time to time in respect of some or all of the outstanding Notes

held by it. Following delivery of a duly completed Maturity Notice, the Ordinary Shares or CDIs (as specified in the Maturity Notice) to be issued will be issued on the third Business Day (provided in the case of CDIs only that each such Business Day is also a day on which banks in Sydney are also generally open for business) after the date of delivery of the Maturity Notice to the specified office of any Paying and Conversion Agent (the "Maturity Conversion Date").

A Maturity Notice may not be delivered after the first anniversary of the Final Maturity Date unless, before that date, a Noteholder delivers a notice (specifying its name, address and the principal amount of the Notes held by it) to the specified office of any Paying and Conversion Agent confirming that: (A)(i) it would (assuming all the Notes held by it were converted into Ordinary Shares) require approval for the acquisition of control of the Issuer from the Financial Services Authority pursuant to Part XII of the Financial Services and Markets Act 2000 in respect of these Ordinary Shares; and (ii) has sought but not obtained unconditional approval for such acquisition of control; and/or (B)(i) the Issuer has served a notice to Noteholders under Condition 10 that it is a "prescribed corporation" within the meaning of section 13 of the Foreign Acquisitions and Takeovers Act 1975 (Cwlth) (the "FATA"); (ii) a Noteholder has served notice on the Treasurer of the Commonwealth of Australia (the "Treasurer") under the FATA; and (iii) either: (x) the Treasurer has made an order under sections 18(2) or 22 of the FATA in respect of all or some of the Ordinary Shares or CDIs to be issued to a Noteholder; or (y) any applicable waiting period following service of such notice to the Treasurer under section 25 of the FATA has not expired by the first anniversary of the Final Maturity Date; and/or (C) it would (assuming all the Notes held by it were converted into Ordinary Shares) require approval for the acquisition of such Ordinary Shares under any law or regulation which is similar to or analogous with those described in (B) above in any jurisdiction. In the case of (A), the latest date for delivery of a Maturity Notice by that Noteholder shall be the second anniversary of the Final Maturity Date. In the case of (B), if the Treasurer makes an order under sections 18(2) or 22 of the FATA, the latest date for delivery of a Maturity Notice by that Noteholder shall be the second anniversary of the Final Maturity Date or if any applicable waiting period (after which the Treasurer would under the FATA no longer be empowered to make an order under section 18(2) of the FATA) following service of a notice to the Treasurer under section 25 of the FATA has not expired by the first anniversary of the Final Maturity Date, the latest date for delivery of a Maturity Notice by that Noteholder shall be the third Business Day after such period expires unless: (i) the Treasurer gives the Noteholder advice in writing of a decision that the Commonwealth Government of Australia has no objection to the issue of the Ordinary Shares or CDIs to the relevant Noteholder, in which case the latest date for delivery of the Maturity Notice shall be the third Business Day after the date on which the Noteholder receives such advice; or (ii) the Treasurer makes an order under sections 18(2) or 22 of the FATA before such period expires in which case the latest date for delivery of a Maturity Notice shall be the second anniversary of the Final Maturity Date. In the case of (C) the latest date for delivery of a Maturity Notice by that Noteholder shall be the second anniversary of the Final Maturity Date. If the period for delivery of Maturity Notices specified above expires the obligations of the Issuer with regard to Noteholders who have not delivered a Maturity Notice shall be extinguished and such Noteholders will have no right to make any claim against the Issuer.

On giving the Noteholders notice (a "Maturity Cash Election Notice") (such notice not be given before the date falling 30 days after the Final Maturity Date), the Issuer may elect to redeem all the outstanding Notes for an amount equal to the Cash Election Amount (as defined below). The Maturity Cash Election Notice shall specify the date for payment of the Cash Election Amount (the "Payment Date") which will fall not less than 13 and not more than 20 days which are expected to be Ordinary Share dealing days after the date of the Maturity Cash Election Notice. "Cash Election Amount" means the amount in pounds sterling calculated by dividing the Accreted Principal Amount of the relevant Notes at the Final Maturity Date by the lesser of the Maturity Conversion Price of the Ordinary Shares and the Maturity Conversion Price of the CDIs (as of the third Ordinary Share dealing day before the Payment Date), and multiplied by the arithmetical average of the daily Volume Weighted Average Price of the Ordinary Shares commencing on the seventh Ordinary Share dealing day and ending on the third Ordinary Share dealing day before the Payment Date. Notice of the Cash Election Amount shall be given to Noteholders by the Issuer in accordance with Condition 16 on or before the third Business Day after the last Ordinary Share dealing day taken into account in calculating the Cash Election Amount.

If, before the date falling 30 days after the Final Maturity Date, a Noteholder delivers a notice (specifying the name, address and aggregate principal amount of Notes held by such Noteholder) to the specified office of any Paying and Conversion Agent confirming that it has no objection to the Issuer giving a Maturity Cash Election Notice to it on or before such thirtieth day, the Issuer may give a Maturity Cash Election Notice in respect of all the Notes held by such Noteholder (as specified in the notice) by delivering a Maturity Cash Election Notice

to the Noteholder at the address specified in such notice. Notwithstanding Condition 16, any such notice given by the Issuer shall be deemed to have been given, if sent by facsimile process, on the date of despatch (if a Business Day or, if not, on the next Business Day following such date) or, if sent by post, on the fifth Business Day after posting.

Ordinary Shares to be issued following delivery of a Maturity Notice will be issued on the Maturity Conversion Date, in uncertificated form through the dematerialised securities trading system generated by CRESTCo Limited, known as CREST, unless the relevant Noteholder elects to receive the Ordinary Shares in certificated registered form or, at the time of issue, the Ordinary Shares are not a participating security in CREST. Where Ordinary Shares are to be issued through CREST, they will be delivered to the account specified by the relevant Noteholder in the relevant Maturity Notice on the relevant Maturity Conversion Date. Where Ordinary Shares are to be issued in certificated form, a certificate in respect thereof will be dispatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) to the relevant Noteholder or as it may direct in the relevant Maturity Notice on the relevant Maturity Conversion Date. Where CDIs are to be issued on redemption of the Notes, the Issuer will issue the relevant number of Ordinary Shares to the Depositary Nominee and register the Depositary Nominee as holder of legal title to the Ordinary Shares on the Issuer's Australian branch share register and the Issuer shall procure that the Depositary Nominee will issue the CDIs to the relevant Noteholder on the relevant Maturity Conversion Date.

Fractions of Ordinary Shares will not be issued following exercise of a Maturity Right and no cash payment will be made in lieu thereof. However, if the Maturity Right in respect of more than one Note is exercised at any one time such that Ordinary Shares to be issued are to be registered in the same name, the number of such Ordinary Shares to be issued in respect thereof shall be calculated on the basis of the Maturity Conversion Price of the aggregate Accreted Principal Amount of such Notes being so converted.

The Issuer will procure that Ordinary Shares or CDIs to be issued on conversion will be issued in accordance with the instructions set out in the relevant Maturity Notice to the extent such instructions are not inconsistent with these Conditions.

(b) Redemption at the Option of the Issuer

On giving not less than five but not more than 10 Business Days' written notice (an "Optional Redemption Notice") to the Noteholders, the Issuer may at any time, but no later than 30 days prior to the Final Maturity Date (without limitation to Condition 5(a)), redeem all, or some only, of the Notes, for cash, at their Accreted Principal Amount (an "Issuer Call").

Any Optional Redemption Notice shall be irrevocable and shall specify the date fixed for redemption, the aggregate principal amount of the outstanding Notes, the aggregate principal amount of the Notes selected for redemption, the serial numbers of the Notes called for redemption, the serial numbers of Notes previously called for redemption and not presented for payment, the aggregate principal amount of the Notes which will be outstanding after the partial redemption, the Accreted Principal Amount of the outstanding Notes, the last day on which Conversion Rights may be exercised by Noteholders and the then current Maximum Conversion Price (adjusted as appropriate in accordance with Condition 5(b)).

Notwithstanding Condition 5(a), if an Optional Redemption Notice is given in accordance with this Condition 6(b) then, in respect of the Notes to be redeemed, (as specified in the Optional Redemption Notice), the Conversion Right in respect of those Notes may be exercised at any time on or before the close of business on the third Business Day after the date on which the Optional Redemption Notice is given. The Conversion Right may be exercised under this Condition 6(b) before the Relevant Date, provided that, if the Issuer issues new shares (excluding shares issued pursuant to a scheme or plan referred to in Condition 10(b)(iii)(A)) on a date which falls on or before the fifteenth Business Day after the date on which Ordinary Shares are first admitted to trading on the London Stock Exchange's market for listed securities, the Conversion Right may not be exercised before that fifteenth Business Day.

(c) Provisions relating to Partial Redemption

In the case of a partial redemption of Notes pursuant to an Issuer Call, Notes to be redeemed will be selected prior to the date of the Issuer Call, in such place as the Trustee may approve and in such manner as the Trustee may deem appropriate and fair, upon the Issuer giving the Trustee written notice 10 Business Days prior to the date of the Issuer Call.

(d) Mandatory Redemption by the Issuer

If, at any time while any of the Notes remains outstanding:

(i) the Issuer or any of its Subsidiaries receives the net proceeds (after commissions, fees and expenses) from a New Financing;

(ii) the Issuer or any of its Subsidiaries: (A) disposes of any, or any part of, its assets, business or undertaking (other than in the ordinary course of trading) which either individually or when aggregated with all other such disposals by the Issuer and/or its Subsidiaries after the Issue Date results in the Group receiving proceeds, on or after the Issue Date, (net of commissions, fees and expenses) in cash or in securities quoted, listed or ordinarily dealt in or on any stock exchange, over-the-counter market or other securities market (other than securities which the Issuer confirms in writing are held on a long term basis as a strategic investment) of £10,000,000 or more; or (B) receives any cash on repayment or redemption of any indebtedness owed to it by any person that is not a member of the Group which either individually or when aggregated with all other such receipts after the Issue Date results in the Group receiving, on or after the Issue Date cash of £10,000,000 or more, excluding in the case of (A) or (B) any Reserved Proceeds (as defined in the Trust Deed) (the "Net Proceeds"); or

(iii) an offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430(E) of the Companies Act 1985)), to acquire all or any part of the issued ordinary share capital of the Issuer or if any person proposes a scheme with regard to such acquisition and (such offer or scheme having become unconditional in all respects) the Issuer becomes aware that the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Issuer has or will become unconditionally vested in the offeror and/or such associate as aforesaid,

(each a "Mandatory Call Event"), then on giving not less than 10 nor more than 15 Business Days' notice (a "Mandatory Call Notice") to the Noteholders in accordance with the provisions of Condition 16 the Issuer shall redeem: (A) in the case of (i) and (ii) above, on the redemption date specified in the Mandatory Call Notice the Notes that are the subject of the Mandatory Call Notice for cash at their Accreted Principal Amount (as calculated on the date of redemption specified in the Mandatory Call Notice) provided that the Issuer shall not be obliged to redeem more than the lesser of: (x) the extent of the Net Proceeds or New Financing or such greater amount as may be specified by the Issuer in the Mandatory Call Notice, as applicable; or (y) the Accreted Principal Amount of the Notes then outstanding; or (B) in the case of (iii) above, redeem on the redemption date specified in the Mandatory Call Notice all the Notes for cash at their Accreted Principal Amount (as calculated on the date of redemption specified in the Mandatory Call Notice) in full.

Any Mandatory Call Notice shall be irrevocable and shall specify the date fixed for redemption (being a Business Day), the aggregate principal amount of the outstanding Notes, the aggregate principal amount of the Notes selected for redemption, the serial numbers of the Notes called for redemption, the amount of the New Financing or the Net Proceeds or any greater amount (if applicable), the serial numbers of Notes previously called for redemption and not presented for payment, the aggregate principal amount of the Notes which will be outstanding after the redemption (if any), the Accreted Principal Amount of each outstanding Note, the last day on which Conversion Rights may be exercised by Noteholders and the then current Maximum Conversion Price (adjusted as appropriate in accordance with Condition 5(b)).

In the event that the principal amount of the Notes to be redeemed pursuant to the Mandatory Call Notice is less than the aggregate Accreted Principal Amount of the outstanding Notes, the Notes to be redeemed will be selected prior to the date of the Mandatory Call Notice, in such place as the Trustee may approve and in such manner as the Trustee may deem appropriate and fair, upon the Issuer giving the Trustee written notice not less than 10 Business Days prior to the date of the Mandatory Call Notice.

Notwithstanding Condition 5(a), if a Mandatory Call Notice is given in accordance with this Condition 6(d) then, in respect of the Notes to be redeemed, (as specified in the Mandatory Call Notice), the Conversion Right in respect of those Notes may be exercised at any time on or before the close of business on the third Business Day after the date on which the Mandatory Call Notice is given. The Conversion Right may be exercised under this Condition 6(d) before the Relevant Date, provided that, if the Issuer issues new shares (excluding shares issued pursuant to a scheme or plan referred to in Condition 10(b)(iii)(A)) on a date which falls on or before the fifteenth Business Day after the date on which Ordinary Shares are first admitted to trading on the London Stock Exchange's market for listed securities, the Conversion Right may not be exercised before that fifteenth Business Day.

(e) Purchase

Subject to the requirements (if any) of the UK Listing Authority or the London Stock Exchange or any other stock exchange on which the Notes may be listed at the relevant time, the Issuer or any Subsidiary of the Issuer may at any time purchase Notes in the open market or otherwise at any price. If purchases are made by tender, tenders must be available to all Noteholders alike.

(f) Cancellation

All Notes which are redeemed or purchased by or on behalf of the Issuer or in respect of which Conversion Rights or Maturity Rights are exercised will be cancelled and may not be reissued or resold.

7. PAYMENTS

(a) Methods of Payment

Any payments due under the Notes will be made against presentation and surrender (or, in the case of partial payment, endorsement) of Notes by pounds sterling cheque drawn on a bank in London or, at the option of the Noteholder, by transfer to a pounds sterling account maintained with a bank in London.

(b) Payments subject to fiscal laws

All payments are subject in all cases to any applicable fiscal or other laws and regulations. No commissions or expenses shall be charged to the Noteholders in respect of such payments.

(c) Non-business days

If the due date for payment of the principal in respect of any Note (or any later date on which a Note is presented for payment) is not at any place of presentation a Business Day then the holder will not be entitled to payment at such place of the amount due until the next day which is a Business Day at such place and, in the case of payment by transfer to a pounds sterling account, a Business Day, and the holder will not be entitled to any further interest or other payment in respect of any such delay.

(d) Fractions

When making payments to Noteholders, fractions of £0.01 will be rounded down to the nearest whole multiple of £0.01.

(e) Paying and Conversion Agents, etc.

The initial Paying and Conversion Agents and their initial specified offices are listed below. The Issuer reserves the right under the Agency Agreement at any time, with the prior written approval of the Trustee (which approval shall not be unreasonably withheld), to vary or terminate the appointment of any Paying and Conversion Agent and appoint additional or other Paying and Conversion Agents, provided that it will maintain: (i) a Principal Paying and Conversion Agent; (ii) so long as the Notes are admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange and the rules of the UK Listing Authority or the London Stock Exchange so require, a Paying and Conversion Agent (who may be the Principal Paying and Conversion Agent) having a specified office in London; and (iii) a Paying and Conversion Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusion of the ECOFIN Council Meeting of 26-27 November 2000 or any law implementing or complying with or introduced in order to conform to such Directive. Notice of any change in the Paying and Conversion Agents or their specified offices will promptly be given to the Noteholders in accordance with Condition 16.

8. TAXATION

All payments by or on behalf of the Issuer in respect of the Notes shall be made without withholding or deduction for any taxation unless such withholding or deduction is required by law. In that event the relevant payment will be made subject to such withholding or deduction and the Issuer will not be required to pay any additional or further amounts in respect of such withholding or deduction.

9. EVENTS OF DEFAULT

If any of the following events occurs, the Trustee may at its absolute discretion, and shall, if so requested in writing by the holders of not less than one-quarter in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders, subject in each case to being indemnified and/or

secured to its satisfaction, give written notice to the Issuer (a "Default Notice") that the Notes are immediately due and repayable (and such Notes shall become immediately due and payable) by the Issuer for cash at their Accreted Principal Amount as of the date such notice is given:

(a) failure for more than seven Business Days to make any payments of principal or any Accreted Principal Amounts due on any of the Notes when and as the same ought to be paid; or

(b) the Issuer fails to perform or observe any of its other obligations under the Notes or the Trust Deed or if any event occurs or any action is taken or fails to be taken which is (or but for the provisions of any applicable law would be) a breach of any of the covenants referred to in Condition 10 and in any such case (except where the Trustee considers the same to be incapable of remedy when no such continuation or notice as is hereafter referred to will be required) the same continues for the period of 30 Business Days or such longer period as the Trustee may permit next following the service by the Trustee on the Issuer of written notice requiring the same to be remedied; or

(c) an effective resolution is passed or an order is made for the winding up of the Issuer or any Principal Subsidiary (except for the purposes of, and followed by, a reorganisation, union, transfer, merger, amalgamation or reconstruction: (i) the terms of which have been approved by the Trustee or an Extraordinary Resolution of Noteholders; or (ii) in the case of a Principal Subsidiary where all or substantially all of the undertaking and assets of the Principal Subsidiary are transferred to or otherwise vested in the Issuer or another Principal Subsidiary); or

(d) the Issuer or any Principal Subsidiary ceases to carry on the whole or substantially the whole of its business, save: (i) where such an event gives rise to a Mandatory Call Event under Condition 6(d); or (ii) for the purposes of, and followed by, a reorganisation, union, transfer, merger, amalgamation or reconstruction on terms previously approved by the Trustee or an Extraordinary Resolution of Noteholders; or (iii) in the case of a Principal Subsidiary, where all or substantially all of the undertaking and assets of the Principal Subsidiary are transferred to or otherwise vested in the Issuer or another Principal Subsidiary; or

(e) an order is made by any competent court, or any resolution is passed by the Issuer or any Principal Subsidiary to apply, for judicial composition proceedings with its creditors; or a receiver, administrative receiver, administrator or other similar official is appointed in relation to the Issuer or any Principal Subsidiary or any substantial part of their assets; or an encumbrancer takes possession or a receiver is appointed of the whole or any substantial part of the assets or undertaking of the Issuer or any Principal Subsidiary or a distress, execution or other process is levied or enforced upon or sued out against the whole or a substantial part of the assets of the Issuer and/or any Principal Subsidiary in respect of an aggregate amount owing of at least £10,000,000 following upon a decree or judgment of a court of competent jurisdiction and in any of the foregoing cases is not removed, stayed, discharged or paid out within 30 Business Days or such longer period as the Trustee may permit; or

(f) the Issuer or any Principal Subsidiary is unable to pay its debts within the meaning of section 123(1)(b), (c), (d) or (e) or 123(2) of the Insolvency Act 1986 or makes a general assignment for the benefit of its creditors; or

(g) (i) any present or future indebtedness for borrowed money of the Issuer or any Principal Subsidiary becomes due and payable prior to its stated maturity by reason of an event of default howsoever described; or

(ii) any such indebtedness is not paid when due or, as the case may be, within the applicable grace period as originally provided; or

(iii) the Issuer or any Principal Subsidiary fails to pay when due or, as the case may be, within any applicable grace period any amount payable by it under any present or future guarantee or indemnity in respect of the indebtedness for borrowed money of any person,

provided that an event mentioned in this Condition 9(g) shall not constitute an event of default if: (A) the obligation to pay the relevant indebtedness for borrowed money (or pursuant to the relevant guarantee or indemnity) is, in the opinion of the Trustee, being disputed in good faith and by all appropriate means; or (B) the amount of the relevant indebtedness for borrowed money, guarantee or indemnity either alone or when aggregated with other relevant indebtedness for borrowed money, guarantees or indemnities in

respect of which an event mentioned above in this Condition 9(g) has occurred is less than or equal to £10,000,000 (or its equivalent in other currencies); or

(h) if the Ordinary Shares are no longer admitted to trading on the London Stock Exchange or the CDIs are no longer admitted to trading on the ASX or if trading in the Ordinary Shares is suspended on the London Stock Exchange or if trading in the CDIs is suspended on the ASX for more than five dealing days.

Provided that no such event as is mentioned in paragraphs (b), (d), (f) or (g) and, to the extent it relates to a Principal Subsidiary only, paragraph (e) above shall be an Event of Default unless the Trustee shall have certified that, in its opinion, such event is materially prejudicial to the interests of the Noteholders.

In the event that the Issuer fails to make a payment, in whole or in part, to any Noteholder under this Condition 9 within five Business Days of the date of the Default Notice, a Noteholder shall be entitled at any time thereafter to deliver a notice to the office of any Paying and Conversion Agent (an "AMP Put Notice") requiring AMP to purchase such Noteholder's outstanding Notes for cash at the Accreted Principal Amount on the day of the Default Notice on the third Business Day (provided that each such Business Day is also a day on which banks in Sydney are also generally open for business) after the date of the AMP Put Notice.

10. UNDERTAKINGS

(a) While any of the Notes remains outstanding the Issuer will not undertake or declare a Capital Distribution.

(b) While any of the Notes remain outstanding the Issuer will promptly give written notice to the Noteholders if it becomes a "prescribed corporation" within the meaning of section 13 of the FATA.

(c) While any of the Notes remains outstanding the Issuer will, except with the consent of the Noteholders by Extraordinary Resolution:

(i) at all times keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of Ordinary Shares as would enable the Conversion Rights, Maturity Rights and all other rights of subscription and exchange for and conversion into Ordinary Shares or CDIs to be satisfied in full;

(ii) subject to the provisions of Condition 10(a), not issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than:

(A) by the issue of fully paid Ordinary Shares to the Shareholders and other holders of Ordinary Shares in the capital of the Issuer which by their terms entitle the holders thereof to receive Ordinary Shares on a capitalisation of profits or reserves; or

(B) by the issue of Ordinary Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of a cash dividend; or

(C) by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive equity share capital (other than Ordinary Shares) on a capitalisation of profits or reserves,

unless the same gives rise to an adjustment of the Maximum Conversion Price;

(iii) not in any way modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights but so that nothing in this Condition 10(b)(iii) shall prevent:

(A) the issue of any equity share capital to employees or former employees (including directors holding executive office) whether of the Issuer or any of its Subsidiaries or associated companies by virtue of their office or employment pursuant to any scheme or plan established or operated by any member of the Group;

(B) any consolidation or subdivision of the Ordinary Shares or the conversion of any Ordinary Shares into stock or vice versa;

(C) any modification of such rights which is not, in the opinion of an Independent Financial Adviser, acting as an expert, materially prejudicial to the interests of the Noteholders; or

(D) without prejudice to any rule of law or legislation (including regulations made under Section 207 of the Companies Act 1989 or any other provision of that or any other legislation), the conversion of Ordinary Shares into, or the issue of any Ordinary Shares in, uncertificated form (or the conversion of Ordinary Shares in uncertificated form into certificated form) or the amendment of the articles of association of the Issuer to enable title to securities of the Issuer (including Ordinary Shares) to be evidenced and transferred without a written instrument or any other alteration to the articles of association of the Issuer made in connection with the matters described in this sub-paragraph (D) or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Ordinary Shares, dealt with under such procedures); or

(iv) procure that no securities (whether issued by the Issuer or any of its Subsidiaries or procured by the Issuer or any of its Subsidiaries to be issued) issued without rights to convert into or exchange or subscribe for Ordinary Shares or CDIs shall subsequently be granted such rights exercisable at a consideration per Ordinary Share or CDIs which is less than 95 per cent. of the Current Market Price per Ordinary Share or CDI at close of business on the last dealing day preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise to an adjustment of the Maximum Conversion Price and that at no time shall there be in issue Ordinary Shares of differing nominal values, save where such Ordinary Shares have the same economic rights;

(v) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the conversion of Notes, Ordinary Shares would (but for the provisions of Condition 5(g)) have to be issued at a discount to their Nominal Value;

(vi) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof except:

(A) pursuant to the terms of issue of the relevant share capital; or

(B) by means of a purchase or redemption of share capital of the Issuer which would not constitute a Capital Distribution;

(C) as permitted by Section 130(2) of the Companies Act 1985; or

(D) a reduction of share premium account to facilitate the writing off of goodwill arising on consolidation which requires the confirmation of the High Court and which does not involve the return, either directly or indirectly, of an amount standing to the credit of share premium account of the Issuer and in respect of which the Issuer shall have tendered to the High Court such undertaking as it may require prohibiting, so long as any of the Notes remains outstanding, the distribution (except by way of capitalisation issue) of any reserve which may arise in the books of the Issuer as a result of such reduction; or

(E) where the reduction does not involve any distribution of assets and is effected by way of cancellation for the purposes of a scheme of arrangement pursuant to Section 425 of the Act; or

(F) where the reduction results in an adjustment to the Maximum Conversion Price.

(vii) where any such offer or scheme referred to in Condition 6(d)(iii) has been recommended by the Issuer, or where such an offer has become or been declared unconditional in all respects, use all reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Ordinary Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Rights or Maturity Rights and/or to the Noteholders;

(viii) shall not change its accounting reference date unless it shall also make consequential changes (if any) in the dividend and Conversion Rights which an Independent Financial Adviser may think fair and reasonable to avoid prejudicing those rights of the Noteholders; the Issuer shall immediately give written notice of those changes to Noteholders;

(ix) procure that each CDI shall represent a beneficial interest in one Ordinary Share and the Issuer shall procure that the Depositary Nominee issues one CDI to the person on whose behalf the Depositary Nominee holds each one Ordinary Share; and

(x) not allot or issue any Ordinary Shares on conversion of the Notes on or after the Final Maturity Date except as specified in any Maturity Notice.

As used in these Conditions, "ordinary share capital" has the meaning ascribed to it in Section 832 of the Income and Corporation Taxes Act 1988 and "equity share capital" has the meaning ascribed to it in Section 744 of the Companies Act 1985.

11. PRESCRIPTION

Claims in respect of principal will become void unless presentation for payment (other than payments which are, or but for the next paragraph of this Condition 11, would be applied for the purposes of Conversion Rights or Maturity Rights) is made within the period of 10 years from the date on which the same falls due.

Claims in respect of, and rights to convert into, Ordinary Shares or CDIs, as the case may be, will become void on expiry of the period specified in Condition 6(a).

12. REPLACEMENT OF NOTES

If any Note is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Paying and Conversion Agent in London for the time being subject to all applicable laws and exchange requirements upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes must be surrendered before replacements will be issued.

13. MEETINGS OF NOTEHOLDERS, MODIFICATION AND WAIVER

(a) Meetings of Noteholders

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by the Issuer, the Trustee or Noteholders holding not less than 10 per cent. in principal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution will be one or more persons present holding or representing a clear majority in principal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons present being or representing Noteholders whatever the principal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, *inter alia*: (i) to modify the maturity of the Notes; (ii) to reduce or cancel the principal amount of the Notes ; (iii) to change the currency of payment of the Notes; (iv) to modify or vary the Conversion Rights in respect of the Notes; or (v) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum will be one or more persons holding or representing not less than two thirds, or at any adjourned meeting not less than one third, in principal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed and whether or not voting).

The Trust Deed provides for a resolution, with or without notice, in writing signed by or on behalf of the holder or holders of not less than 75 per cent. of the principal amount of the Notes for the time being outstanding to be as effective and binding as if it were an Extraordinary Resolution duly passed at a meeting of the Noteholders. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b) Modification and Waiver

The Trustee may agree, without the consent of the Noteholders, to: (i) any modification of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement or the Notes which in the Trustee's opinion is of a formal, minor or technical nature or is made to correct a manifest error or an error which is (to the satisfaction of the Trustee) proven; and (ii) any other modification to the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement or the Notes, and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed, any trust

deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement or the Notes which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Noteholders. The Trustee may, without any such consent as aforesaid, determine that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such provided that the Trustee is of the opinion that to do so will not be materially prejudicial to the interest of the Noteholders.

Any such modification, authorisation, waiver or determination shall be binding on the Noteholders and, if the Trustee so requires, shall be notified to the Noteholders as soon as practicable in accordance with Condition 16.

(c) Substitution

The Trust Deed contains provisions which permit the Trustee, without the consent of the Noteholders, to agree with the Issuer to the substitution in place of the Issuer (or of any previous substitute under this Condition) as the principal debtor under the Notes and the Trust Deed of another company, subject to: (i) the Notes being unconditionally and irrevocably guaranteed by the Issuer; (ii) the Trustee being satisfied that so to do would not be materially prejudicial to the interests of the Noteholders; and (iii) certain other conditions set out in the Trust Deed being complied with.

(d) Entitlement of the Trustee

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including but not limited to those referred to in this Condition 13) the Trustee shall have regard to the general interests of the Noteholders as a class and shall not have regard to any interests arising from circumstances particular to individual Noteholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or sub-division thereof and the Trustee shall not be entitled to require from the Issuer, nor shall any Noteholder be entitled to claim from the Trustee or the Issuer, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders.

14. ENFORCEMENT

The Trustee may, at any time at its discretion and without notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed and the Notes, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed and the Notes unless: (i) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in principal amount of the Notes then outstanding; and (ii) it shall have been indemnified and/or secured to its satisfaction.

No Noteholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

15. INDEMNIFICATION OF TRUSTEE

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including relieving it from taking proceedings unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit.

16. NOTICES

(a) Subject to (b) below, notices to the Noteholders shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*). If in the opinion of the Trustee any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made, as provided above.

(b) If the total outstanding principal amount of the Notes is held or controlled by a single Noteholder and written confirmation is provided to the Issuer and the Trustee, in a form satisfactory to the Trustee, that such person holds or controls the total outstanding principal amount of the Notes, then any notice to be

given in accordance with this Condition 16 may be sent by fax to the number provided by such holder in the written confirmation.

17. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have the right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

18. FURTHER ISSUES

The Issuer is at liberty from time to time without the consent of the Noteholders to create and issue further notes in bearer form ranking *pari passu* in all respects and so that the same shall be consolidated and form a single series with the outstanding notes of any series (including the Notes) constituted by the Trust Deed or any supplemental deed.

19. GOVERNING LAW

The Notes are governed by, and shall be construed in accordance with, English law.

Office of the Principal Paying & Conversion Agent:

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

Part 15 – Additional information

INCORPORATION OF HHG

HHG was incorporated and registered in England and Wales under the Companies Act as a public limited company under the name Frontdeal Public Limited Company on 10 November 1986 with registered number 02072534. Pursuant to a special resolution, Frontdeal Public Limited Company changed its name to AMP (UK) Public Limited Company on 27 May 1987. Pursuant to a special resolution, the name AMP (UK) Public Limited Company was changed to HHG PLC on 10 October 2003. HHG is the holding company of the HHG Group. The principal legislation under which HHG operates is the Companies Act and the regulations under the Companies Act.

The head and registered office of HHG is at 4 Broadgate, London EC2M 2DA.

SHARE CAPITAL OF HHG

The following changes have occurred in the share and loan capital of HHG in the three year period preceding the date of this document:

- As at 27 November 2000, the authorised and issued share capital of HHG was as follows:

Authorised			Issued	
Number	Amount	Class of shares	Number	Amount
1,000,000,000	£1,000,000,000	Undesignated shares of nominal value £1		
—	—	ordinary shares of nominal value £1	344,000,000	£344,000,000
—	—	"A" preference shares	16,770,000	£16,770,000
—	—	"B" redeemable preference shares	433,070,000	£433,070,000
—	—	"C" redeemable preference shares	—	—

- On 20 December 2001, 255,000,000 "B" redeemable preference shares of £1 each held by AMP Life Limited were redeemed.
- On 20 December 2001, 255,000,000 "C" redeemable preference shares of £1 each were allotted and issued at a price of £1 per share to AMP Life Limited.
- On 31 January 2002, 178,070,000 "B" redeemable preference of £1 each owned by AMP Life Limited were redeemed at the original issue price of £1 per share.
- On 31 January 2002, 178,070,000 "C" redeemable preference shares of £1 each were allotted and issued at a price of £1 per share to AMP Life Limited.
- On 11 December 2002, 184,140,000 "C" redeemable preference shares of £1 each owned by AMP Life Limited were redeemed at the original issue price of £1 per share.
- On 11 December 2002, 184,140,000 ordinary shares of £1 each were allotted and issued at a price of £1 per share to AMPFSH.
- On 26 June 2003, 248,930,000 "C" redeemable preference shares of £1 each owned by AMP Life Limited were transferred to AMPFSH.
- On 30 June 2003, 248,929,999 ordinary shares of £1 each were allotted and issued at a price of £1 per share to AMPFSH and one ordinary share of £1 was allotted and issued to a nominee of AMPFSH.
- On 30 June 2003, 10,000,000 ordinary shares of £1 each were allotted and issued at a price of £2 per share to AMPFSH.
- On 30 June 2003, 248,930,000 "C" redeemable preference shares of £1 each owned by AMPFSH were redeemed at the original issue price of £1 per share.

- On 23 October 2003, the authorised share capital of HHG was increased to £2,350,000,000 by the creation of 1,350,000,000 preferred ordinary shares of £1 each and the existing authorised but unissued share capital of £196,160,000 was designated as 196,160,000 preferred ordinary shares of £1 each.
- On 14 November 2003, 27,657,688 preferred ordinary shares of £1 each were allotted and issued at a price of £1 per share to AMPFSH.
- On 21 November 2003, 1,323,046,626 preferred ordinary shares of £1 each were allotted and issued at a price of £1 per share to AMPFSH.

Following the share capital changes between 27 November 2000 and 26 November 2003, being the last practicable date prior to the date of this document, the authorised and issued share capital of HHG is as follows:

Authorised			Issued	
Number	Amount	Class of shares	Number	Amount
787,070,000	£787,070,000	Ordinary shares of £1 each	787,070,000	£787,070,000
16,770,000	£16,770,000	'A' preference shares of £1 each	16,770,000	£16,770,000
1,546,160,000	£1,546,160,000	Preferred ordinary shares of £1 each	1,350,704,314	£1,350,704,314
2,350,000,000	£2,350,000,000		2,154,544,314	£2,154,544,314

As part of the HHG Capital Reduction, the English court has made an order confirming the reduction of HHG's share capital by way of a cancellation of:

(a) all except 27,200,000 of the ordinary shares of £1 each in the capital of HHG (all but one of which are held by AMPFSH and one of which is held by a nominee on AMPFSH's behalf).

(b) all of the 'A' preference shares of £1 each in the capital of HHG (all of which are held by London Life Limited);

(c) all of the issued preferred ordinary shares of £1 each in the capital of HHG (all of which are held by AMPFSH); and

(d) all of the authorised but unissued preferred ordinary shares of £1 each in the capital of HHG.

The HHG Capital Reduction has become effective having been registered with the Registrar of Companies. It has been agreed that part of the share capital reduced will be repaid to AMPFSH, but this is conditional on not less than £776,640,000 being received by HHG and being used to pay up in full (together with a premium thereon) new ordinary shares of 10 pence each in the capital of HHG, such ordinary shares to be issued to AMP Shareholders (as will happen if the Scheme is approved). Further capital restructuring steps, including a subdivision of the outstanding shares into ordinary shares of 10 pence each, will be implemented such that, following the Demerger (but prior to the Global Offer), AMPFSH will be interested in approximately 15% of HHG's share capital.

Part of the capital reduced will also be applied to remove the deficit in HHG's retained profit and loss account and to create positive distributable reserves.

If for any reason the Scheme is not approved then, subject to FSA approval (if required) and compliance with applicable laws, HHG will at the request of AMP take steps which would have the effect of reversing some or all of the internal restructuring steps outlined above.

Pursuant to the Scheme, a number of Shares equal to the number of AMP Shares held by the AMP Shareholders prior to the Capital Adjustment will be issued to AMP Shareholders.

By special resolution passed on 5 November 2003, conditional upon the Scheme becoming Effective (and forthwith upon it becoming Effective):

- The authorised share capital of HHG was increased from £27,200,000 to £200,000,000 by the creation of 1,728,000,000 ordinary shares of 10 pence each;

- The Directors were generally and unconditionally authorised, for the purposes of section 80 of the Companies Act, to allot new ordinary shares of 10 pence each to be issued pursuant to the Scheme, to be credited as fully paid, to AMP Shareholders. The resolution provided that (i) the maximum number of shares that may be allotted pursuant to the special resolution is 1,700,000,000, (ii) the authority shall expire on 5 November 2008, and (iii) the authority will be in addition to and without prejudice to any other authority granted pursuant to section 80 of the Companies Act and in force as at 5 November 2003; and

- The Directors were also generally empowered, pursuant to section 95 of the Companies Act, to allot relevant securities within the meaning of section 94(2) of the Companies Act for cash, pursuant to the authority conferred by the resolution as if section 89(1) of the Companies Act did not apply to the allotment. The resolution provided that the power so conferred would expire on 5 November 2008.

It is expected that, by a special resolution to be passed prior to Admission, and subject to and conditional on Admission:

- The authorised share capital of HHG will be increased from £200,000,000 to £425,000,000 by the creation of 2,250,000,000 ordinary shares of 10 pence each;

- The Directors will be generally and unconditionally authorised, for the purposes of section 80 of the Companies Act, to allot (i) shares in the Company and (ii) rights to subscribe for or convert into shares in the Company, up to an aggregate nominal amount of £240,000,000. The resolution will provide that (i) unless previously renewed, varied or revoked by the Company in general meeting, it will expire five years from the date of the resolution, and (ii) the authority will be granted in addition to and without prejudice to any other authority granted pursuant to section 80 of the Companies Act and in force on the date on which the resolution was passed; and

- The Directors will also be generally empowered, pursuant to section 95 of the Companies Act, to allot equity securities (within the meaning of section 94(2) of the Companies Act) for cash, pursuant to the authority conferred by the resolution as if section 89(1) of the Companies Act did not apply to the allotment. The resolution will provide that the power so conferred will (i) expire five years from the date of the resolution, and (ii) the power will be granted in addition to any other power granted pursuant to section 95 of the Companies Act and in force on the date on which the resolution was passed.

Save as disclosed in this Part 15, since 26 November 2000:

- no share or loan capital of HHG has been issued or agreed to be issued, or is now proposed to be issued, fully or partly paid, either for cash or for consideration other than cash, to any person;

- no commissions, discounts brokerages or other special terms have been granted by HHG or any other member of the HHG Group in connection with the issue or sale of any share or loan capital of HHG or any other member of the HHG Group; and

- no share or loan capital of HHG or any other member of the HHG Group is under option or agreed conditionally or unconditionally to be put under option.

The authorised and issued share capital of HHG as it is expected to be immediately following Admission, in each of these scenarios, based on the assumptions set out below, is as follows.

Authorised				Issued	
Number	Amount	Class of shares		Number	Amount
4,250,000,000	£425,000,000	ordinary shares of 10 pence each	A	2,842,900,000	£284,290,000
4,250,000,000	£425,000,000	ordinary shares of 10 pence each	B	1,812,000,000	£181,200,000

The above figures are based on:

- *the assumption that the Demerger has become Effective;*
- the assumption that the HHG Capital Reduction has become effective;
- the £27,200,000 nominal value of AMP Shares of nominal value 10 pence each in issue at 27 November 2003;
- up to 1,540,000,000 Shares of nominal value 10 pence each will be issued pursuant to the Demerger; and
- the following alternative scenarios
  - Scenario A: Global Offer proceeds at an Offer Price of 10 pence per New Share, proceeds of £100 million net of expenses and charges of £3.09 million
  - Scenario B: Global Offer does not proceed.

The above figures, being figures for the authorised and issued share capital following Admission, do not reflect (in the columns for issued share capital) any Shares that may be required to be issued on conversion of the CLNs.

On the Demerger Date, HHG will issue to each AMP Shareholder or the Depositary Nominee (on behalf of AMP Shareholders who do not have a Registered Address in the United Kingdom, Ireland, France or the Channel Islands) or, in the case of AMP Shareholders who are Ineligible Overseas Shareholders, to the Sale Agent, the number of Shares to which that AMP Shareholder is entitled under the Scheme.

The Shares will be issued credited as fully paid up and free from all liens, charges, encumbrances and other third party rights and will rank in full for all dividends and other distributions declared, paid or made by HHG after the Demerger Date. The Shares so issued will have a nominal value of 10 pence each.

The Shares will be in registered form. The Articles permit the holding of the Shares through CREST. The Directors will apply for the Shares to be admitted to CREST with effect from Admission.

Share certificates are expected to be despatched by the Registrars by 2 January 2004. Temporary documents of title will not be issued, and all transfers between the date on which dealings in Shares begin and the date on which share certificates in respect of Shares are despatched will be certified against the Register. Such certificates will be posted at Shareholders' own risk.

SUMMARY OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF HHG

The memorandum of association of HHG provides that the principal object of HHG is to carry on the business of a holding company of any company and, in particular, of insurance and financial services companies. The objects of HHG are set out in full in clause 4 of its memorandum of association which is available for inspection as described under "Documents available for inspection" below.

The Articles, which have been adopted by HHG but which will not come into effect until the Scheme becomes Effective, exclude Table A of the Companies Act and contain provisions to the following effect:

Rights attaching to Shares

Dividends

Subject to the provisions of the Companies Act, HHG may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the Board.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Except as otherwise provided by the rights attached to shares, all dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

The Board may determine the currency in which dividends shall be declared, the currency or currencies in which any dividend so declared shall be paid, and how and when any currency exchange calculations shall be carried out and how any associated costs shall be met.

Subject to the provisions of the Companies Act, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of HHG available for distribution. If the share capital is divided into different classes, the Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.

No dividend or other moneys payable in respect of a share shall bear interest against HHG unless otherwise provided by the rights attached to the share. There are no fixed dates on which entitlement to dividends arises.

A general meeting declaring a dividend may, on the recommendation of the Board, by ordinary resolution direct that payment of any dividend be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The Board may, if authorised by an ordinary resolution of HHG, offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of all or any dividend specified by that resolution. If HHG holds treasury shares, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than HHG.

Proceedings at general meetings

All special and extraordinary resolutions put to the vote of a general meeting shall be decided by way of poll. All other resolutions put to the vote shall be decided upon a show of hands unless a poll is validly demanded.

Subject to any rights and restrictions attached to any shares, members and their duly appointed proxies shall have the right to attend and speak at general meetings and to vote, and to demand or join in demanding a poll.

The Depositary Nominee may appoint CDI Holders or a third party nominated by a CDI Holder as its proxy or proxies so as to enable the person so appointed to attend, speak and vote at general meetings and to demand or join in demanding a poll.

On a vote by show of hands every member who is present in person and every duly appointed proxy shall have one vote. On a poll every member present in person or by proxy shall have one vote for every share of which the member is the holder except in the case of the Depositary Nominee who shall have (or whose proxies shall

have) one vote for every CDI in respect of which a valid voting instruction is received. Any corporation which is a member of HHG may appoint a representative to exercise its powers as a member.

No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares unless all moneys presently payable by him or in respect of his shares have been paid.

Distribution of assets on liquidation

If HHG is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986 divide among the members all or any part of HHG's assets and may value any assets and determine how the division shall be carried out, vest all or any part of the assets in trustees for the benefit of the members and determine the scope and terms of those trusts. No member shall be compelled to accept any asset on which there is a liability.

Transfer of shares

The instrument of transfer of a certificated share (as defined in the Articles) may be in any usual form or in any other form which the Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The Board may refuse to register the transfer of a certificated share unless the instrument of transfer:

- is lodged, duly stamped (if stampable), at the office or at another place appointed by the Board accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;
- is in respect of only one class of shares; and
- is in favour of not more than four transferees.

Changes in share capital

Subject to the provisions of the Companies Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as HHG may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine. Subject to the provisions of the Companies Act, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of HHG or the holder on such terms and in such manner as may be provided by the Articles.

Subject to the Articles and to the provisions of the Companies Act all unissued shares of HHG are at the disposal of the Board.

HHG may by ordinary resolution increase, consolidate or, subject to the provisions of the Companies Act, sub-divide its share capital. HHG may, by ordinary resolution, also cancel shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to the provisions of the Companies Act, HHG may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way. Subject to and in accordance with the provisions of the Companies Act and without prejudice to any relevant special rights attached to any class of shares, HHG may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par), and may hold such shares as treasury shares.

Variation of rights

Subject to the provisions of the Companies Act, the rights attached to any class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class.

Lien and forfeiture

HHG shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to HHG (whether presently or not) in respect of that share. Subject to the terms of allotment, the Board may from time to time make calls on the members in respect of any moneys unpaid on their shares. If a payment is not made when due, the Board may give not less than 14 clear days' notice requiring payment of the amount

unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by HHG by reason of such non-payment. If that notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture.

Directors' interests

Except as otherwise provided by the Articles, a Director shall not vote on any resolution of the Board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, HHG) which (together with any interest of any person connected with him) is to his knowledge material. This does not apply if his interest arises only because the resolution concerns one or more of the following matters:

- the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, HHG or any of its subsidiary undertakings;
- the giving of a guarantee, security or indemnity in respect of a debt or obligation of HHG or any of its subsidiary undertakings for which the Director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;
- a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of HHG or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;
- a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Companies Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of the Article to be a material interest in all circumstances);
- a contract, arrangement, transaction or proposal for the benefit of employees of HHG or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and
- a contract, arrangement, transaction or proposal concerning any insurance which HHG is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors.

HHG may by ordinary resolution suspend or relax any provision of the Articles prohibiting a Director from voting at a meeting of Directors or of a committee of Directors to any extent, either generally or in respect of any particular matter.

Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more Directors to offices or employments with HHG or any body corporate in which HHG is interested, the proposals may be divided and considered in relation to each Director separately. In such cases each of the Directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Remuneration of Directors

The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provision of the Articles) shall not exceed in aggregate £700,000 per annum or such higher amount as HHG may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. The emoluments of any Director holding executive office for his services as such shall be determined by the Board, and may be of any description.

Any Director who does not hold executive office and who performs special services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Board may determine.

The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of HHG or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

The Directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the Board or committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of HHG or otherwise in connection with the discharge of their duties.

A Director shall not be required to hold any shares in the capital of HHG by way of qualification.

Appointment of Directors

Unless otherwise determined by ordinary resolution, the number of Directors (other than alternate Directors) shall be not less than three nor more than 15 in number. Directors may be appointed by HHG by ordinary resolution or by the Board. A Director appointed by the Board shall hold office only until the next following annual general meeting and if not re-appointed at such annual general meeting, shall vacate office at its conclusion.

Retirement of Directors by rotation

At the first annual general meeting after the date of admission of HHG to the ASX official list, all the Directors shall retire from office. At every subsequent annual general meeting one-third of the Directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office. However, if any Director has at the start of the annual general meeting been in office for three years or more since his last appointment or re-appointment, he shall retire at that annual general meeting.

There is no age limit for Directors, but if the Board convenes a general meeting at which a Director proposed for election or re-election will be 70 or more, the Board must state this in the notice of meeting or in any document sent with the notice.

Borrowing powers

The Articles do not contain any limit on HHG's power to borrow.

Indemnity

Subject to the provisions of the Companies Act but without prejudice to any indemnity to which a Director may otherwise be entitled, every Director or other officer of HHG shall be indemnified out of the assets of HHG against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of HHG.

Members resident outside the United Kingdom

No member shall be entitled to have notices or other documents served on or delivered to him by means of electronic communication if the Board deems it necessary or expedient to serve notice on him or deliver documents to him by some other means authorised by the Articles.

Without prejudice to the generality of the foregoing, a member whose registered address is not within the United Kingdom and who sends to HHG an address to which notices or other documents may be sent to him shall be entitled to have notices or other documents sent to him at that address or the address specified for that member in the register provided, in certain cases, that HHG so agrees.

DISCLOSURE OF INTERESTS

The Companies Act requires that if a person becomes directly or indirectly interested in three per cent. or more of any class of issued shares, which, for HHG's purposes, include shares held in the form of CDIs, that carry

the right to vote at HHG general meetings, such person must notify HHG of this interest within two business days. After the three per cent. threshold is exceeded, such person must notify HHG in respect of increases or decreases of one per cent. or more.

For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares:

- in which a spouse or child or stepchild under the age of 18 is interested;
- in which a corporate body is interested and either (i) that corporate body or its directors generally act in accordance with that person's directions or instructions or (ii) that person controls one-third or more of the voting power of that corporate body; or
- in which another party is interested and the person and that other party are parties to a "concert party" agreement under section 204 of the Companies Act. A concert party agreement is one that provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests in shares of a particular company acquired pursuant to a concert party agreement and any interest in HHG's shares is in fact acquired by any of the parties pursuant to the agreement. Interests defined in the Companies Act, such as those held by investment fund managers, may be disregarded for the purposes of calculating the three per cent. threshold, but the disclosure obligation will still apply where these interests exceed ten per cent. or more of any class of the company's relevant share capital and to increases or decreases of one per cent. or more thereafter.

In addition, section 212 of the Companies Act provides that a public company may, by written notice, require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company's relevant share capital to confirm that fact or to indicate whether or not that is the case and, where a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company's relevant share capital holds or, during the relevant time, had held an interest in shares consisting of the company's relevant share capital, to give any further information as may be required relating to this interest in shares consisting of the company's relevant share capital at any time during the three years immediately preceding the date on which the notice is issued and any other interest in the shares of which he or she is aware.

Where notice is served by a company under the foregoing provisions on a person that is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the English courts for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, any exercise of voting rights and any other rights in respect of these shares including, other than in liquidation, payments in respect of these shares.

A person who fails to fulfil the obligations imposed by section 198 and section 212 of the Companies Act described above is subject to criminal penalties.

DIRECTORS

For further information regarding the Directors and senior management, see "Directors, Secretary and Advisers" in Part 6.

In addition to their directorships of HHG and members of the HHG Group, the Directors hold or have held within the past five years the following directorships, and are or were within the last five years members of the following partnerships:

Director	Current directorships and partnerships	Previous directorships and partnerships
Sir Malcolm Bates	Premier Farnell plc (Chairman)	AMP Limited Accrediting Bureau for Fund Raising Organisations Ltd Arts & Business Limited BICC plc Wavetek Wandel & Goltermann Inc (USA) Grass Valley Group Inc (USA) London Playing Fields Society London Transport (Chairman) LRT Supplementary Scheme for Senior Staff (1989) (LRTSS 89) LRT Supplementary Scheme for Senior Staff (LRTSS) The New Theatre Royal (Portsmouth) Limited The New Theatre Royal Trustees (Portsmouth) Limited The University of Westminster Limited Virgin Direct Limited Virgin Direct (2) Limited
R P Yates	AMP Limited	INVESCO Asset Management Limited INVESCO Fund Managers Limited INVESCO GT Asset Management PLC INVESCO GT Asset Management UK Limited
N T Hiscock	P.A.T. (Pensions) Limited Duritas Trustees Limited Virgin Money Group Limited Astor UK Limited	HEG Limited
I W Laughlin	Anne O'Hagan Pty Ltd Mjai Pty Ltd	AMP Superannuation Limited AG Life Limited AMP Australia Nominees Pty Limited AMP Henderson Global Investors Limited AMP Plus Limited Australian Securities Administration Limited
P J Costain	Wessex Water Services Limited Rye Golf Club Company Limited	Tarabrook Limited
R P Handley	AMP Limited AMP Bank Limited Pacific Brands Limited Crown Advisory Pty Ltd	Westpac Banking Corporation Suncorp Metway Limited

Director	Current directorships and partnerships	Previous directorships and partnerships
A C Hotson	Methravia Limited	
Sir William Wells	Exel plc	Chesterton Conroy Hunter Limited Chesterton Consultants Chesterton Facilities and Property Management Limited Chesterton Forrec Limited Chesterton Holdings Limited Chesterton International Inc Chesterton International plc Chesterton International Property Consultants Ltd Chesterton Investment Services Limited Chesterton Leasing Limited Chesterton Overseas Limited Chesterton Petty Limited Chesterton Plant & Machinery Limited, Chesterton Profit Sharing Trustee Limited Chesterton Realty Inc De Groot Collis Finance Limited De Groot Collis Investment Finance Limited De Groot Collis Limited De Groot Collis Residential Limited Elliot Son & Boyton Limited Exchequer Partnership plc Facilities & Property Management Limited Factotum (FPM) Limited Hall Pain and Foster Limited Mandata Limited NFC plc Norwich & Peterborough Building Society Property & Facilities Management Limited
A M Mohl	AMP Limited AG Life Limited AMP Australian Nominees Pty Limited AMP Financial Services Holdings Limited AMP Group Holdings Limited AMP Life Limited	345 Nominees Pty Limited 260 Pty Limited AASM Pty Limited AG Australia Holdings Limited AMP Annuities Limited AMP Bank Limited AMP Finance Limited AMP Financial Investment Group Holdings Limited AMP Financial Planning Pty Limited AMP Henderson Global Investors (New Zealand) Limited AMP Henderson Global Investors Limited AMP Henderson Holdings Limited AMP Henderson Property Nominees Ltd AMP Investment Services No.2 Pty Limited AMP Investment Services Pty Limited AMP Personal Investment Services Limited AMP Retail Pty Limited Arrive Wealth Management Limited Celbella Pty. Limited Cogent Investment Operations Pty Limited Cogent Nominees Pty Limited Cogent Securities Pty Limited, DTB Nominees Pty. Limited GRW Corporate Pty Limited GRW Group Pty Limited GRW Property Limited GRW Property Services Pty Limited Henderson Private Capital Pty Limited Hillross Financial Services Limited Lonsdale Management Pty Ltd Palmcord Holdings Pty Limited Priority One Financial Services Limited SADS Pty Limited SAPM Limited SAPS Limited Schroders Australia Management Services (Karrinyup) Pty Ltd SPF Management Limited Victoria Avenue Nominees Limited GIO Technical Services Pty Limited Resolve Engineering Pty Limited

At the date of this document none of the members of the Board:

- has any unspent convictions in relation to indictable offences;
- has been declared bankrupt or entered into an individual voluntary arrangement;
- was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors;
- was a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;
- has had his assets the subject of any receivership or was a partner in a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or
- has been the subject of any public criticisms by any statutory or regulatory authority (including any designated professional body) or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

The business address of each of the members of the Board is 4 Broadgate, London EC2M 2DA.

DIRECTORS' INTERESTS IN SHARES

Prior to the Scheme becoming Effective, none of the Directors or other connected persons (within the meaning of section 346 of the Companies Act) will have any interests in Shares.

The Directors will receive Shares under the Demerger in respect of the total number of AMP Shares held by or on behalf of each of them in the same manner as all other AMP Shareholders, being on a one for one basis.

Based on the number of AMP Shares held by or on behalf of the Directors as at 24 November 2003, each Director will have a beneficial interest in the following number of Shares immediately upon the Demerger:

Name of Director	Number of Shares
R P Yates	150,636
N T Hiscock	8,980
I Laughlin	10,291[1]
Sir Malcolm Bates	7,649
R P Handley	5,726[2]
A C Hotson	nil
Sir William Wells	4,077
P J Costain	2,431[3]
A M Mohl	258,799

1. *This includes 258 AMP Shares which are held by I Laughlin's wife.*
2. *1,600 AMP Shares are held in the name of Crown Advisory Services Pty Limited ATF R P Handley and D K Handley and 4,126 AMP Shares are held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.*
3. *1,645 AMP Shares are held jointly by P J Costain and his wife.*

Immediately following the Scheme and the Demerger becoming effective and on Admission, the interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) in the issued share capital of HHG that:

(a) are required to be notified by each Director pursuant to section 324 or section 328 of the Companies Act;

(b) are required pursuant to section 325 of the Companies Act to be entered into the register or referred to therein; or

(c) are an interest of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a director, be required to be disclosed under

paragraph (a) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director);

are expected to be as set out in the above table.

It is proposed that, following the Demerger, options and other rights to acquire Shares will be granted to the Executive Directors under the LTIP and the Sharesave Scheme (subject to any necessary ASX waivers and approvals being obtained). These arrangements are described under "Employee share incentive schemes" below.

Save as disclosed above, on the Demerger Date no Director nor any person connected with a Director will have any interest in HHG's share or loan capital and there is no person to whom any capital of HHG or any member of the HHG Group is under option or agreed unconditionally to be put under option.

No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the HHG Group and which were effected by HHG or any member of the HHG Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

DIRECTORS' SERVICE AGREEMENTS AND EMOLUMENTS

HHG has entered into the following service agreements with the Executive Directors that will become effective on the Demerger Date (the "Service Agreements"):

Name	Position	Annual salary
R P Yates	Chief Executive Officer	£600,000
N T Hiscock	Chief Financial Officer	£300,000
I Laughlin	Managing Director Life Services	£275,000

- The salary of each Executive Director will be reviewed annually by the Remuneration Committee. The first review will take place on 1 April 2005.
- Each of the Service Agreements is terminable on not less than 12 months' written notice by HHG or on not less than six months' written notice by each of the Executive Directors. HHG may terminate Roger Yates' appointment by paying a liquidated sum equivalent to 24 months' basic salary, reducing from 1 January 2004 on a sliding scale on a monthly basis, to 12 months' basic salary from 1 January 2005.
- The Service Agreements allow HHG to suspend the Executive Directors from their duties at any time after notice has been given by either party, provided they continue to receive full pay.
- Each Executive Director may receive a bonus subject to the achievement of challenging individual and corporate performance targets established by the Remuneration Committee. Payment of bonuses (if any) will usually be made to the relevant Executive Director in March each year, conditional on achievement of the performance targets in the preceding calendar year. The maximum bonus entitlement will be 200% of salary for Roger Yates, 150% of salary for Toby Hiscock and 150% of salary for Ian Laughlin.
- The Executive Directors are contractually entitled to a lump-sum life assurance benefit of four times salary, permanent health insurance and medical insurance. Toby Hiscock and Ian Laughlin are entitled to a car allowance of £11,000 per annum.
- Roger Yates is a member of the Pearl Executive Final Salary Section of the AMP UK Staff Pension Scheme, which provides benefits on a defined benefits basis. He is entitled to a pension accruing at 1/30th of uncapped pensionable salary, being the greater of £750,000 or his basic salary at the time of leaving pensionable service with HHG, for each year of pensionable service under the AMP UK Staff Pension Scheme. The AMP UK Staff Pension Scheme will provide Roger Yates with a pension of 1/30th of pensionable salary in respect of pensionable salary below the "earnings cap" imposed by the Finance Act 1989. In addition, Roger Yates participates in an unfunded unapproved retirement benefits scheme which will provide the balance of his pension entitlement. Toby Hiscock is a member of the HHG Final Salary Section of the AMP UK Staff Pension Scheme, which provides benefits on a defined benefits basis. He is entitled to a pension accruing at 1/45th of pensionable salary up to the "earnings cap" imposed by the Finance Act 1989 for each year of pensionable service under the AMP UK Staff Pension Scheme. In addition, with effect from the Demerger Date, Toby Hiscock will participate in an unfunded unapproved

pension arrangement to provide benefits in respect of his pensionable earnings above the "earnings cap". Such benefits will only be in relation to his service after the Demerger Date. Ian Laughlin will be eligible to participate in the Money Purchase Section of the AMP UK Staff Pension Scheme from the Demerger Date. Ian Laughlin's accounts in the Money Purchase Section will be credited with 10.5% of the sum of his pensionable salary and 50% of his maximum bonus entitlement, which Watson Wyatt has confirmed is in line with Inland Revenue limits.

- Ian Laughlin will receive the equivalent of a one-off payment of £50,000, in consideration of the cessation of certain expatriate benefits.

- Each Service Agreement contains restrictive covenants preventing the relevant Executive Director from recruiting senior staff following the termination of their employment. This restriction will apply for 12 months in the case of Roger Yates and six months in the case of Toby Hiscock and Ian Laughlin. In addition Roger Yates' contract contains a restrictive covenant preventing him from approaching or dealing with customers of HHG for 12 months following the termination of his employment.

- Each Executive Director is eligible to receive a payment from AMP under the Restructure and Employee Retention Arrangements. The maximum payments which may be made under these arrangements to Roger Yates, Toby Hiscock and Ian Laughlin are £1,100,000, £300,000 and A$550,000 respectively.

The Non-Executive Directors have each been issued with a letter of appointment. The appointments are subject to the provisions of HHG's Articles. Sir William Wells, Peter Costain, Pat Handley, Anthony Hotson and Andrew Mohl will each be paid fees for services as Non-Executive Directors of £40,000 per annum (Andrew Mohl's fee is payable to AMP). An additional fee of £5,000 per annum is payable for chairing the Remuneration and Audit Committees. Sir Malcolm Bates will receive aggregate fees of £150,000 per annum for services as a Non-Executive Director and as HHG's Chairman. Anthony Hotson is paid an additional fee of £7,500 per annum as Chairman of London Life Limited and a further £7,500 per annum as Chairman of Towry Law. Each of the Non-Executive Directors is entitled to reimbursement of reasonable expenses and directors and officers liability insurance cover.

Save as disclosed in this document there are no service agreements existing or proposed between the Directors and HHG or any of its subsidiaries.

In the year ended 31 December 2002 the aggregate salary, benefits in kind, pension contributions and fees granted to the Directors was £2.2 million. On the basis of the arrangements in force at the date of this document it is estimated that the aggregate remuneration payable (including pension contributions) and benefits in kind granted to the Directors for the year ending 31 December 2003 will be £2.26 million.

There is no arrangement under which a Director has agreed to waive future emoluments nor have there been any such waivers of emoluments during the financial year immediately preceding the date of this document.

There are no outstanding loans or guarantees granted or provided by any member of the HHG Group to or for the benefit of any of the Directors, save for a loan made by HHG to Toby Hiscock in respect of a season ticket, which has an outstanding balance of £385.

Indemnification, insurance and access for Directors

HHG has agreed to provide a Deed of Indemnity, Access and Insurance to the Directors from the Demerger Date. This Deed will indemnify Directors against claims brought by third parties to the extent permitted by law, will provide a right of access to Board papers for the purpose of defending legal claims for seven years after ceasing to hold office, and will have an obligation on HHG to maintain directors' and officers' insurance cover for the Directors.

EMPLOYEE SHARE INCENTIVE SCHEMES

Employees of HHG have to date participated in a number of employee share incentive schemes operated by AMP which have given employees rights in relation to AMP Shares. Following the approval of the Board on 28 August 2003, the Remuneration Committee has adopted three new employee share incentive schemes which allow employees of the HHG Group after Admission to have rights to acquire, or interests in, Shares. The Share Schemes comprise a restricted share plan, a long term incentive plan and a UK Inland Revenue approved savings-related share option scheme. In addition the terms of the Henderson Global Investors Deferred Equity Plan will be amended to enable that plan to operate after the Demerger exclusively for

employees of the HHG Group. The Henderson Global Investors Deferred Equity Plan will be amended for future awards so that all references to AMP and AMP Shares (and other relevant references) are replaced with references to HHG and Shares. The principal provisions of the Share Schemes are described below.

It is HHG's current intention that the first grant of performance share awards under the LTIP and options under the Sharesave Scheme will be made within six weeks of the announcement of HHG's results for the financial year ending 31 December 2003. In respect of the first grants of performance share awards that HHG has agreed to make under the LTIP to Executive Directors conditional upon, among other things, Admission, the aggregate market value of the Shares (averaged over the three month period immediately prior to the date of grant) capable of being acquired under these awards will be equal to 250% of salary in the case of Roger Yates and 160% of salary in the case of Toby Hiscock and Ian Laughlin. These awards will only be exercisable if the growth in HHG's total shareholder return over the three year period commencing 1 January 2004, compared to that achieved over the same period by the FTSE mid 250 index at the date of grant, is at or above median. The Remuneration Committee must also be satisfied that HHG's total shareholder return performance reasonably reflects its underlying financial performance over the performance period. All eligible employees including the Executive Directors will be invited to participate in the Sharesave Scheme.

The Remuneration Committee intends to use the Restricted Share Plan to make awards to employees below HHG's executive management and periodically to assist the recruitment or, in special circumstances, the retention of, key individuals. Executive directors will only receive a grant of restricted share awards in exceptional circumstances. The Remuneration Committee does not have any current intention to grant awards under the Restricted Share Plan immediately following Admission.

Summary of the principal provisions of the Restricted Share Plan

The Restricted Share Plan will enable selected employees of the HHG Group (including Executive Directors) to be granted awards entitling them to a fixed number of Shares at the end of a specified period subject to remaining in employment during that time. The Remuneration Committee will have a discretion to determine the length of the restricted period which will normally be three years. Awards may be granted in the form of nil cost options to acquire the Shares, a contingent right to receive Shares, an allocation of Shares subject to forfeiture or an allocation of shares subject to dealing restrictions. The Remuneration Committee may determine at the date an award is granted whether a participant will be entitled to receive dividends and to exercise voting rights in respect of the Shares under a restricted share award during the restricted period.

Individual Limits

The maximum number of Shares that may be awarded to a participant in any 12 month period will be limited so that the market value of such Shares on the date of grant as determined by reference to the closing middle market quotation for a Share as derived from the Daily Official List of the London Stock Exchange on the date of grant, will not exceed 150% of his basic salary.

Eligibility

All employees of the HHG Group (including Executive Directors) who are not within six months of their normal retirement age will be eligible to participate in the Restricted Share Plan at the discretion of the Remuneration Committee.

Release of awards

The release of restricted share awards will usually not be subject to performance conditions but the Remuneration Committee may grant awards on the basis that they will be forfeited if minimum performance conditions are not achieved. Any performance conditions will be specified at the date of grant.

Awards will not normally be released until the end of the restricted period. If a participant leaves employment before the end of the restricted period, his restricted share award will normally be forfeited unless the reason for leaving is death, injury, disability, ill-health, retirement, early retirement with the consent of the Remuneration Committee, or the sale of the business or company in which the participant works or, (if the Remuneration Committee so decides) any other reason. In these circumstances, all or a time pro rated part of a restricted award (as the Remuneration Committee may determine) may be released early.

Restricted share awards may also be released early in the event of a takeover, merger, reconstruction or amalgamation, demerger or voluntary winding up of HHG. In these circumstances, all or a time pro rated part of a restricted award (as the Remuneration Committee may determine) may be released early.

Summary of the principal provisions of the Long Term Incentive Plan

The LTIP will enable selected employees and Executive Directors to be granted performance related share awards entitling them to acquire a number of Shares determined by reference to corporate performance over a performance period of three financial years. Awards may be granted in the form of nil cost options to acquire Shares, a contingent right to receive Shares or a conditional allocation of Shares.

Individual limits

The maximum number of Shares that may be awarded to a participant in any 12 month period will be limited so that the market value of such Shares on the date of grant, as determined by reference to the closing middle market quotation for a Share as derived from the Daily Official List of the London Stock Exchange on the date of grant, will not exceed 300% of his basic salary. For the first awards granted under the LTIP, the market value of the Shares comprised in an award will be determined by reference to the average closing middle market quotation for an Share as derived from the Daily Official List of the London Stock Exchange over the three months immediately prior to the date of grant.

Eligibility

All employees of the HHG Group (including Executive Directors) who are not within six months of their normal retirement age will be eligible to participate in the LTIP at the discretion of the Remuneration Committee.

Performance conditions

Each share award under the LTIP will be subject to performance conditions which will determine how many (if any) of the Shares under the award the participant is entitled to acquire after the end of the performance period. The Remuneration Committee will set objective performance conditions for the purposes of the LTIP. The conditions applicable to awards made in any year will be disclosed in the Directors' Remuneration Report for that year.

The performance condition which will apply to the first grant will relate to the growth in HHG's total shareholder return ("TSR") over the three year period commencing 1 January 2004, compared to that achieved over the same period by an appropriate group of comparator companies. The comparator group for the first grant of awards will comprise those companies within the FTSE mid 250 Index at the date of grant. The comparator group will be reviewed for subsequent awards. TSR is the total shareholder return of a company over any period being a combination of its share price and dividend performance. If HHG's TSR performance is below the 50th percentile, none of the Shares comprised in an award will vest. If HHG's TSR performance is at the 50th percentile 35% of the Shares comprised in an award will vest and if it is at the 75th percentile, 100% of the Shares comprised in an award will vest, and vesting between these two points will be calculated on a straight line basis. Awards will not vest unless the Remuneration Committee is satisfied that the TSR performance of HHG reasonably reflects HHG's underlying financial performance.

Exercise of awards

If a participant leaves employment before the end of the performance period, his share award will normally lapse. However, if the reason for leaving is death, injury, disability, ill-health, retirement, early retirement with the consent of the Remuneration Committee, or the sale of the business or company in which the participant works or, (if the Remuneration Committee so decides) any other reason, a participant's award may be exercised early. In these circumstances awards may be exercised for a limited period after the cessation of employment but the number of Shares a participant may acquire will be determined according to the extent to which the performance conditions have been achieved up to the date of leaving and will be pro rated to take account of that proportion of the performance period (measured in complete months) which has elapsed at the date of leaving.

In the event of a takeover, merger, reconstruction or amalgamation, demerger or voluntary winding-up of HHG, awards may be exercised early, but the number of Shares a participant may acquire will, unless the Remuneration Committee determines otherwise, be determined according to the extent to which the performance conditions have been achieved up to the date of the relevant event and will be pro rated to take account of that proportion of the performance period (measured in complete months) which has elapsed at that time. The Remuneration Committee may, at its absolute discretion, having regard to the extent to which the performance conditions have been satisfied up to the relevant event, determine that awards may be

exercised in respect of a greater number of Shares but not exceeding the total number of Shares under the awards.

The participant will have no dividend or voting rights in respect of the Shares comprised in his share award until they are released to him.

Summary of the principal provisions of the Sharesave Scheme

Application will be made to the Inland Revenue for approval of the Sharesave Scheme under the provisions of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003. This will enable options granted under the Sharesave Scheme potentially to benefit from favourable tax treatment.

Eligibility

All UK resident employees of the HHG Group (including full-time Executive Directors) who have completed such period of continuous employment with a HHG Group company as is specified by the Board (not exceeding five years) may apply for options under the Sharesave Scheme whenever it is operated.

Exercise price

The exercise price of options granted under the Sharesave Scheme may not be less than 80% of the closing middle market quotations of a Share as derived from the Daily Official List of the London Stock Exchange on the date of invitation or, if the Board so decides, the date of grant. In no circumstances can the exercise price of an option over unissued Shares be less than the nominal value of a Share.

Savings contracts

At the time of receiving options, participants must enter into a three, five or seven year savings contract (whichever they select) with a nominated savings institution under which they agree to make monthly contributions, of up to £250 (or any higher amount permitted by legislation and approved by the Board), from their pay. The number of Shares over which a participant may be granted an option will be the number that can be acquired, at the exercise price, with the savings made plus any tax-free bonus payable by the savings institution on maturity of the savings contract.

Scaling-down

The Board may limit the number of Shares over which options may be granted in a particular invitation period. If there is an over-application for options, each applicant's allocation will be scaled-down.

Exercise of options

Options may normally only be exercised during the six month period following the maturity date of the related savings contract. This may be after the third, fifth or seventh anniversary of the date of grant depending on which savings contract a participant selected.

In certain circumstances, early exercise of options is permitted in respect of the number of Shares that may be acquired using the proceeds of the partially completed savings contract. Examples are where the participant leaves the HHG Group, on death, retirement at age 62 or at contractual retirement age, injury, disability or redundancy (within the meaning of the Employment Rights Act 1996), early retirement more than three years after grant, the sale of a business or company in which a participant works or where HHG is taken-over, reorganised or voluntarily wound-up. If a participant leaves employment with the HHG Group other than in such special circumstances, his option will lapse.

In the event of any change of control of HHG, options may by agreement with the acquiring company by rolled-over into options over shares in the acquiring company.

Summary of the principal provisions of the Henderson Global Investors Deferred Equity Plan

The DEP will enable selected employees of the HHG Group (excluding the Executive Directors) who receive a bonus under any annual bonus scheme operated within the HHG Group to receive part of their bonus in the form of Shares or an interest in an Investment Fund (as defined below). Participants are entitled to receive their Shares or interests in an Investment Fund at the end of a specified restricted period subject to remaining in employment during that time. The length of the restricted period, which will be determined by a committee of the board of Henderson Global Investors Limited (the "Henderson Committee"), will normally be two or three years, but cannot be less than one year or longer than five years.

Following notification of any bonus payable by a member of the HHG Group, employees who are invited to participate in the DEP may elect to receive a proportion of their annual bonus in the form of Shares. Alternatively, a participant may elect to receive an interest in an Investment Fund being units in a UK authorised unit trust, ordinary shares in an investment trust company, shares in the capital of an open ended investment company or shares in the capital of a societe d'investissement (in all cases the assets of which are managed by a company in the HHG Group) ("Bonus Shares" and "Bonus Investment Fund Interests" respectively). Following receipt of such elections the Henderson Committee may make appropriate recommendations to the trustee of the new HHG discretionary employee benefit trust that will be established (as described further below) (the "Trustee") that assets are acquired and held in the trust pending release. The Henderson Committee may also recommend to the Trustee that additional "Restricted" Shares or "Restricted" Henderson Investment Fund Interests are also awarded to the participant having such value as the Trustee may, on the Henderson Committee's recommendation, determine. The Henderson Employee Trust 2000 will continue to hold any AMP Shares that are still subject to an award granted under the DEP.

Release of awards

At the end of the restricted period the Bonus Shares and Bonus Investment Fund Interests will be released to a participant together with any "Restricted Shares" and "Restricted Investment Fund Interests" respectively.

If a participant ceases to be employed within the HHG Group during the restricted period by reason of death, disability, the sale of the business in which he or she is employed, redundancy, normal retirement or early retirement with consent, the restricted period will automatically terminate and the Trustee may determine whether all or any of the Restricted Shares or Restricted Investment Fund Interests (as applicable) should be transferred to the participant or his estate, together with the Bonus Shares or Bonus Investment Fund Interests (as applicable). If a participant leaves employment during the restricted period for any other reason the Restricted Shares or Restricted Investment Fund Interests will, unless the Trustee determines otherwise, be forfeited and must be transferred to a person nominated by HHG for nil consideration.

In the event of a change of control of HHG the restricted period is deemed to have come to an end and the Restricted Shares will be released in full to a participant together with the Bonus Shares.

In the event of a change in the identity of the investment manager of an Investment Fund, a resolution to wind-up the Investment Fund or a change of control of the Investment Fund, a participant will be able to instruct the Trustee to sell his Investment Fund Interests and hold the proceeds of sale or to reinvest such proceeds in interests in alternative Investment Funds.

Rights during the restricted period

During the restricted period, a participant will be treated as the beneficial owner of the Bonus Shares or Bonus Investment Fund Interests and be entitled to receive dividends. However, a participant may not sell, transfer or otherwise dispose of the Bonus Shares or Bonus Investment Fund Interests and any attempt to do so will result in the forfeiture of the related Restricted Shares or Restricted Investment Fund Interests (as applicable). A participant has no beneficial interest in any Restricted Shares or Restricted Investment Fund Interests.

In the event of a rights issue by HHG, the Trustee shall, in respect of a participant's Restricted Shares, take such course of action as it considers appropriate and, in respect of a participant's Bonus Shares, as takes account of any directions given by the participant. In the event that the Trustee receives securities on a demerger or other reorganisation, such securities will be treated as Bonus Shares and Restricted Shares. In the event of any other change affecting the ordinary share capital of HHG the Trustee shall take such action as it agrees with the Henderson Committee.

Summary of the provisions applicable to all the Share Schemes

Grant of share awards and options

Awards and options may only be granted, and invitations for options under the Sharesave Scheme may only be issued, during the period of six weeks following the announcement by HHG of its results for any period, or on any day on which the Remuneration Committee determines that exceptional circumstances justify a grant. No awards or options may be made more than ten years after the adoption of the Share Schemes. No payment will be required for the grant of an award or option.

The Share Schemes may be operated in conjunction with a new employee discretionary trust (the "Trust") to be established by HHG. The beneficiaries of the Trust will be the employees and former employees of the

HHG Group (including the Executive Directors), their spouses, widows, widowers and children or step-children under the age of 18. The Trust may acquire and hold Shares required to satisfy awards and options granted under the Share Schemes. Existing Shares may be acquired by the trustee of the Trust on the market or new Shares may be issued by HHG to the trustee. HHG and any relevant subsidiaries may provide sufficient funds, by way of loan or gift, to the trustee of the Trust to enable it to fulfil its obligations under the Share Schemes. HHG will have power to appoint new and additional trustees or to remove any trustee. It will also have the power to amend the trust deed with the agreement of the trustee. The trustee will be entitled to an indemnity out of the assets of the trust fund and, if they are insufficient, from HHG against any claims, costs and liabilities that it may incur in carrying out its duties (other than where it has been fraudulent, negligent or guilty of gross misconduct). The aggregate number of Shares that the trustee may hold at any time will be limited to 5% of HHG's issued ordinary share capital.

Options and share awards may be granted over unissued or existing Shares. No option or award may be granted under the Share Schemes if it would cause the number of Shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any share scheme established by HHG to exceed 10% of HHG's issued ordinary share capital at the proposed date of grant. In addition, no option or award may be granted under the LTIP, the Restricted Share Plan, the DEP or any other discretionary share scheme adopted by HHG if it would cause the number of Shares issued or issuable pursuant to awards and options granted in the previous 10 years under such schemes to exceed five per cent. of HHG's issued ordinary share capital at the proposed date of grant.

If options or share awards are to be satisfied by a transfer of existing Shares, the percentage limit stated above will not apply.

Adjustment of options and share awards

In the event of any rights or capitalisation issue, sub-division, consolidation, reduction or other variation of HHG's ordinary share capital or, in relation to non-Revenue approved options and share awards only, the implementation by HHG of a demerger or payment of a super dividend which would otherwise materially affect the value of an option or share award, the Remuneration Committee may adjust the number of Shares subject to options and share awards and the price (if any) payable on their exercise. Any adjustment to options granted under the Sharesave Scheme must be approved by the Inland Revenue.

Participant's rights

Benefits under the Share Schemes will not be pensionable.

Options and share awards are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

Rights attaching to Shares

Shares allotted or transferred under the Share Schemes will rank pari passu with Shares of the same class then in issue (except in respect of entitlements arising prior to the date of exercise). HHG will apply to the UK Listing Authority for the listing of any newly issued Shares.

Amendments

The Remuneration Committee or Board may amend the Share Schemes. However, the provisions governing eligibility requirements, equity dilution, individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of eligible employees or participants without the prior approval of Shareholders in general meeting (except for minor amendments to benefit the administration of the Share Schemes, to take account of a change in legislation or developments in the law affecting the Share Schemes or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Share Schemes or for any member of the HHG Group). In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent. Amendments to the Sharesave Scheme must be approved by the Inland Revenue.

Termination

The Share Schemes will terminate on the tenth anniversary of their approval by the Board, or such earlier time as the Remuneration Committee or the Board may determine, but the rights of existing participants will not thereby be affected. In the event of termination no further options or share awards will be granted.

PENSION SCHEMES

The AMP Pension Scheme

HHG is the sponsoring employer of the AMP Pension Scheme. HHG employers participate in respect of employees based in the United Kingdom.

Benefits are provided under the AMP Pension Scheme for members and their dependants on resignation, retirement, disability or death of the member. The AMP Pension Scheme is operated by the Trustee, PAT (Pensions) Ltd, and consists of six benefit sections, five providing defined benefits and one providing defined contributions (with defined benefit underpins in respect of members who transferred from one of the defined benefit sections).

Generally membership of the defined benefits sections is closed to new members who may only participate in the defined contribution section. As at 30 June 2003, the AMP Pension Scheme had approximately the following number of members:

	Number of members		
Scheme Section	Active	Deferred	Pensioner
Defined benefit sections	1,989	15,432	8,699
Defined contribution sections[1]	2,038	1,518	29
Total[2]	4,027	16,950	8,728

Notes:

1. *Within the defined contribution section of the AMP Pension Scheme, as at 30 June 2003, approximately 275 active members, 595 deferred members and approximately seven pensioner members had defined benefit underpins in respect of their benefits.*
2. *The total figure includes approximately 942 members who left active employment prior to 30 June 2003, but whose elections to remain a member or transfer-out their benefits have not yet been processed.*

Active scheme members are expected to decrease while deferred scheme membership increases in line with planned disposals, closures and downsizing.

Benefits under the defined benefit sections are calculated by reference to pensionable service, final pensionable salary and the relevant fraction which varies from 1/30th to 1/60th across the various defined benefit sections. Benefits in the defined contribution section are calculated by reference to members' notional accounts. The amounts credited to these accounts vary from 10% to 30% of pensionable pay. The level of credits increases with age and is more generous for those who choose to change from defined benefits to defined contributions for future service benefits.

Employees are not required to contribute to five of the six sections. Following the disclosure of fund surplus in past actuarial valuations, HHG participating employers do not currently contribute to the AMP Pension Scheme.

The scheme actuary carries out triennial valuations of the AMP Pension Scheme. The most recent valuation was carried out as at 31 December 2001 and valued the assets of the AMP Pension Scheme at £1,875 million. The scheme actuary carried out approximate updates of the AMP Pension Scheme's funding position as at 31 December 2002 and 30 June 2003. The approximate update as at 30 June 2003 records the assets at £1,611 million and a funding deficit for the AMP Pension Scheme of approximately £10 million, equivalent to 99% funding. In carrying out the updates, the scheme actuary has used the same underlying actuarial assumptions as for the valuation as at 31 December 2001 and relied on summarised membership data from HHG and information about the market value of the assets of the AMP Pension Scheme as at 30 June 2003. Both the December 2001 valuation and the June 2003 valuation were carried out using the Projected Unit method. Under this method, the benefits valued are the accrued benefits, representing total benefits for pensioner and deferred members and prospective benefits for service up to the valuation date, allowing for future earnings increases to leaving, for current employed members. By necessity, an approximate update is not as accurate as a formal valuation and the scheme actuary considers that there is a possibility of error of up to three per cent. of the funding level (approximately £50 million).

The actuarial assumptions used to determine the value of the AMP Pension Scheme's assets and liabilities for funding purposes differ from the assumptions that are used for UK accounting purposes under Financial

Reporting Standard 17 (FRS 17). The approximate funding position of the AMP Pension Scheme disclosed in accordance with the requirements of FRS 17, at 30 June 2003, revealed a deficit of £67 million. FRS 17 requires the use of a discount rate based on bond yields for valuing scheme liabilities. In contrast for funding purposes, the scheme liabilities are valued including an allowance for equity returns to reflect the AMP Pension Scheme's equity backing ratio. At 30 June 2003 this meant that on average a lower discount rate was used for FRS 17, which resulted in higher liabilities and so a higher deficit.

As there is no longer any surplus within the AMP Pension Scheme, HHG Group employers will commence employer contributions to meet the cost of accruing benefits with effect from 1 January 2004. Budgeted contributions for the year ending 31 December 2004 have been set at £17 million. Contributions going forward will be dependent in part on the investment returns and volatility of the underlying assets of the AMP Pension Scheme, of which approximately 55% were, as at 30 September 2003, invested in equities.

In common with many UK occupational pension schemes, it is possible that individuals who work or have worked on a part-time basis may bring claims alleging that they have been wrongly excluded from membership of the AMP Pension Scheme. Any liability that might arise from such claims in respect of current and former employees of the HHG Group after the Demerger Date would fall on the HHG Group and the AMP Pension Scheme. However the Directors believe that the likelihood of the aggregate of any such claims being material in the context of the HHG Group as a whole is remote.

In common with many contracted-out defined benefit schemes in the UK, no attempt has been made to equalise between the sexes guaranteed minimum pensions and associated entitlements arising out of arrangements for contracting-out of the State Earnings Related Pension Scheme up to 6 April 1997.

UK unapproved pension arrangements

As a result of the statutory cap on earnings that must currently be applied to the calculation of approved pension benefits in the UK, certain current and former HHG Group employees have been awarded pension rights under an unapproved pension arrangement. These consist of:

- Pearl Executive arrangement (unfunded unapproved) (three active, 11 deferred and 12 pensioner members);
- HHG Top Up/Pension Trust (both unapproved funded and unfunded) (three active and seven deferred members and one pensioner member);
- NPI Limited (funded unapproved) (five deferred members).

Non-UK pension arrangements

In addition, HHG has the pension arrangements described below for employees of TL(A) Holdings Limited and Henderson Global Investors, in the Middle East, USA, Asia and Europe. These arrangements are outside of the UK and in line with market conditions in these regions.

Henderson Global Investors North America

- As at 30 June 2003, there were 71 members of a standard qualified 401(k) programme. Under the programme, bi-weekly contributions of two per cent. – 16% of base salary are made by employees annually with matching employer contributions of up to 50% on the first six per cent. of pay (up to US Revenue limits). Employees are responsible for selecting their investment option from over 55 mutual funds. As at 30 June, plan assets totalled US$3.9 million.
- A voluntary corporate contribution component has been added to the 401(k) programme under which an employing company may make an annual voluntary contribution of a percentage of selected individuals' base pay to the 401(k) programme based on regional overall performance.
- For both plans, benefits vest for employees who work over 1000 hours per year at 25% per year.
- As at 30 June 2003, one employee was entitled to additional pension and death benefits under a variable universal life insurance policy. Annual employee contributions of four per cent. of base pay and employer contributions of two per cent. are used to purchase a variable universal life insurance policy with the employee named as the insured and Henderson Global Investors as the beneficiary.

Henderson Continental Europe

- Employees receive a 10% company allowance to be invested in an appropriate savings vehicle.

Towry Law International Offshore Pension Scheme

- As at 30 June 2003, there were 50 members of a defined contribution scheme in which Towry Law account managers working for TL(A) Holdings Ltd participate (excluding employees in Dubai/Bahrain and Hong Kong permanent residents). Employer and employee contributions, each five per cent. of pay, are credited to the scheme. Benefits are paid in cash after age 50.

Towry Law Hong Kong

- There were, as at 30 June 2003, 64 members of the Towry Law Mandatory Provident Fund, a defined contribution scheme of which membership is mandatory for Hong Kong resident employees. Employee and employer contributions, each five per cent. of pay, are credited to the scheme. Benefits cannot be taken until age 65.

- There were, as at 30 June 2003, 30 members of the Towry Law (A) Defined Contribution Scheme for Hong Kong residents. Membership is voluntary and the scheme was closed to new members in 2000. Employee and employer contributions, each five per cent. of pay are made. Benefits are paid in cash on leaving based on service.

Towry Law Middle East

- As at 30 June 2003, 24 employees in Bahrain and 13 employees in Dubai were entitled to statutory indemnity/gratuity payments on leaving employment. Funding is accrued monthly during employment. The accrual figure for Bahrain was HK$1,659,538.70 and for Dubai was HK$ 136,691.67.

London Life Pension Scheme Guarantee

When the London Life Staff Superannuation Scheme (the "London Life Pension Scheme") was merged with the AMP Pension Scheme in 1999, AMP Group Holdings Limited agreed with the Trustees of the London Life Pension Scheme that it would guarantee that, if the AMP Scheme was wound up within 40 years of merger, it would (subject to limited exceptions) fund in full all accrued benefits transferred from the London Life Pension Scheme to the extent that there would otherwise be a deficiency of assets in respect thereof under the AMP Pension Scheme. AMP Group Holdings Limited ceases to be liable in respect of this guarantee if HHG (then known as AMP (UK) PLC) ceases to be a related body corporate (but is then obliged to use reasonable endeavours to procure that HHG assumes its obligations in respect of the guarantee). Accordingly, it is intended that following the Demerger, HHG will assume the obligations under this guarantee. Based on the funding position of the AMP Pension Scheme as a whole for 2001/2002, there is an overall deficit against the cost of buying insurance company annuities for all accrued benefits, although it is not possible to ascertain how much of this is referable to the benefits that accrued under the London Life Pension Scheme. It should be noted that the UK Government has proposed new legislation with an intended effective date of 11 June 2003 whereby solvent employers whose defined benefit pension schemes are wound up will be liable to meet any deficiency in scheme assets against the cost of buying insurance company annuities for all beneficiaries..

Potential external influences

Decisions made by the trustees of defined benefits occupational pension schemes can impact on the funding requirements of the scheme. In particular, trustees are given power by statute to determine the investment mix for the assets of the scheme, subject only to a requirement to consult the employer (and any limits in the trust deed). Should the Trustee of the AMP Pension Scheme choose to move to an investment strategy with higher bond and lower equity exposures for example, then, assuming that equities outperform bonds over the long term, the cost of providing the benefits may increase.

The United Kingdom government has announced significant proposed changes to the regulatory framework for the provision of retirement benefits. The bulk of the changes are due to take effect from April 2005.

To take forward these proposals, draft regulations have been published which will require sponsoring employers who are not in liquidation to meet the full buy-out costs of the rights of all scheme members where an occupational pension scheme is wound up on or after 11 June 2003. For the AMP Pension Scheme, the costs of buying out the benefits for all scheme members would be considerably higher than the value placed on the liabilities in the funding update referred to above. Accordingly, in that situation, the deficit would be

significantly higher than the approximate funding deficit of £10 million as at 30 June 2003. The AMP Pension Scheme is not being wound up.

The government proposals include a new requirement for trustees and employers to agree the contribution rate, with a power for trustees to freeze or wind-up a scheme where agreement cannot be reached. Although the AMP Pension Scheme already requires the actuary, the sponsoring employer and the Trustee to agree the contribution rates, the power for the Trustee to freeze or wind-up the scheme in the absence of agreement would be new to the AMP Pension Scheme. Further, the employer's power to wind-up the scheme if trustees adopt a conservative investment strategy or agreement cannot be reached over the level of contributions is effectively removed because of the new financial consequences of doing so. Therefore, when the proposals are implemented, there may be a shift the balance of power in the funding negotiations in favour of the Trustee. This could lead to an increase in contribution rates in the short term.

The proposals include two new administration costs for pension schemes. One is a new pension protection fund that will be funded by a two-tier levy with a fixed flat rate and an additional element that will vary depending on the funding level of the pension scheme. The other proposal is a new pensions regulator to replace the current regulator.

It is not possible to make a considered opinion of the full effects of the changes to the regulatory framework until more detailed provisions have been announced (due late 2003).

Effect of Demerger

Save in relation to the London Life Pension Scheme Guarantee discussed above, the Demerger is expected to have little or no direct effect on the operation of, or level of employer funding to, the HHG pension funds. AMP is not a participating entity in any of the HHG pension funds.

PRINCIPAL SUBSIDIARIES

Upon the Demerger, HHG will be the parent company of the HHG Group. Details of those companies which on the Demerger will be HHG's principal subsidiary undertakings (all of which are wholly owned by HHG unless otherwise specified) are as follows:

Name and registered office and country of incorporation	Registered number	Issued and fully paid share capital	Business	Percentage owned
Pearl Assurance plc	1419	A £0.05 ordinary Shares 42,169,489 B £1 ordinary Shares 340,001,000	Insurance	100
National Provident Life Limited	3641947	£1 ordinary 10,000,000	Insurance	100
London Life Limited	1179800	£1 ordinary 18,800,002	Insurance	100
NPI Limited	3725037	£1 ordinary 250,000,000	Insurance	100
Pearl Assurance (Unit Funds) Limited	1027138	£1 ordinary 41,371,500	Insurance (unit-linked products)	100
Pearl Assurance (Unit Linked Pensions) Limited	1122485	£1 ordinary 53,750,000	Pensions Annuity business (unit-linked)	100
Pearl Unit Trusts Limited	958262	£1 ordinary 2,200,000	Unit trust management	100
NPI Investment Managers Limited	962757	£1 ordinary 250,000	Unit trust/OEIC management	100
Henderson Fund Management plc*	2607112	£1 ordinary 25,000,000	Investment management	100
AMP Invest plc**	3502547	A £1 ordinary 158,283,926 B £1 ordinary 2,000,000	Holding company	100
AMP (UK) Services Limited**	3725038	£1 ordinary 5,000,000	Employment/ service company	100
Henderson Global Investors (Holdings) plc* **	1721385	£0.25 ordinary 24,898,469	Holding company	100
Towry Law plc	1000324	£0.10 ordinary 42,418,203	Holding company	100
Towry Law Financial Services Limited	607039	£1 A ordinary 16,429,400 £1 ordinary 1,600 £1 Preference 2,000	Independent Financial Adviser	100
Towry Law Insurance Brokers Limited	838046	£1 ordinary 750,000	Independent Financial Adviser	100
Towry Law (Asia) Holdings Limited (country of incorporation is the Cayman Islands)	CR774	US$1 ordinary 1,288,261 US$1 Redeemable 5,413,901	Holding company for Towry Law-international operations	100

Name and registered office and country of incorporation	Registered number	Issued and fully paid share capital	Business	Percentage owned
Henderson Administration Limited* **	290577	£1 ordinary 22,500,760	Employment/ service company	100
Henderson Investment Funds Limited*......	2678531	£1 ordinary 1,000,000	OEIC/unit trust management	100
Henderson Investment Management Limited*	1795354	£1 ordinary 300,000	Investment management	100
Henderson Global Investors Limited*	906355	£1 ordinary 2,600,000	Investment management	100
Henderson Private Capital Limited*..........	2606646	£1 ordinary 2,000,000	Investment management – private capital	100
Henderson Holdings Limited*	1394018	25p ordinary 326,350 £1 participating preference 500,760	Holding company for Henderson international operation	100
Virgin Money Group Limited	3087587	£0.001 Abbott A O ordinary 1,423,750 £0.001 Abbott Convertible 63,750 £0.001 AMP A ordinary 17,500,000 £0.001 Deferred ordinary 44,000,000 £0.001 Virgin A ordinary 15,326,250 £0.001 Virgin Convertible 686,250	Holding company for Virgin financial services operations	50

The registered office of each of the subsidiaries listed above is AMP Lynch Wood, Peterborough PE2 6FY except for Virgin Money Group Limited for which the registered office is Discovery House, Whiting Road, Norwich, Norfolk, NR4 7EJ, and those marked * for which the registered office is 4 Broadgate, London EC2M 2DA. The country of incorporation of the above companies is England and Wales except where stated.

The share capital numbers of each of the subsidiaries are stated as at the date of this document. The share capital of those subsidiaries marked ** will change between the date of this document and the Demerger.

PRINCIPAL PREMISES

The HHG Group's headquarters are in 4 Broadgate, London EC2M 2DA. On Admission the principal premises occupied by HHG will be as follows:

Address	Tenure	Term	Current annual rent	Approximate size (square feet)
AMP Lynch Wood, Peterborough PE2 6FY...	Freehold[1]	Expires 12/2005	£4,000,000	361,982 sq ft
4 Broadgate, London EC2M 2DA................	Leasehold	Expires 12/2011	£8,368,000	152,000 sq ft
55 Calverley Road, Tunbridge Wells, Kent TN1 2UE	Leasehold	Break option 01/2007 Lease expires 01/2009	£535,000	52,989 sq ft
Spectrum House, Bond Street, Bristol BS1 3AL	Leasehold	Lease expires 12/2007	£347,000	25,102 sq ft

Notes:

1. *Owned by the Pearl Life Fund, but underlet to the Service Company*

SECURITIES LAWS

No action has been taken by HHG or the Managers that would permit, other than under the Global Offer, an offer of New Shares or possession or distribution of this document or any other offering material in any jurisdiction where action for that purpose is required.

The distribution of this document and the offer of New Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

United States of America

Neither the Shares nor in Tranche A CLNs (nor any Shares into which the Tranche A CLNs may be converted) have been, nor will they be, registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States. Accordingly, the Shares and the Tranche A CLNs will be offered and sold only in "offshore transactions" as defined in and in accordance with Regulation S of the Securities Act.

In addition, until 40 days after the commencement of the Global Offer, an offer or sale of the Shares or the CLNs within the United States by a dealer (whether or not participating in the Global Offer) may violate the registration requirements of the Securities Act.

United Kingdom

Each Underwriter has undertaken that: (i) it has not offered or sold and will not offer or sell any New Shares to persons in the United Kingdom prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or FSMA; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issuer or sale of the New Shares in circumstances in which section 21(1) of FSMA does not apply to HHG; and (iii) it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the New Shares in, from or otherwise involving the United Kingdom.

Australia

The New Shares are being offered in Australia only to professional investors or other persons specified in section 708 of the Australian Corporations Act to whom a prospectus or other disclosure document is not required to be given under Chapter 6D of the Australian Corporations Act.

General

None of the New Shares may be offered for sale or purchase or be sold or delivered, and this document and any other offering material in relation to the New Shares may not be circulated in any jurisdiction where to do so would break any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration other than in the United Kingdom (and certain filings with the ASX in Australia).

SUBSTANTIAL SHAREHOLDINGS

Based on the interests in AMP as at 24 November 2003 (being the last practicable date prior to the publication of this document) and the anticipated issued share capital of HHG upon Admission (but prior to the Global Offer) referred to under "Share Capital of HHG" above and assuming the Demerger becomes Effective and the assumption that the HHG Capital Reduction has become effective, the following person will be, directly or indirectly, interested in three per cent. or more of the issued share capital of HHG:

Shareholders	Number of Shares of 10p each	Per cent. of issued share capital
AMP	272,000,000	Approximately 15

Save as disclosed above, HHG is not aware of any person who immediately following Admission, directly or indirectly, would have an interest (within the meaning of Part VI of the Companies Act) in Shares which represent three per cent. or more of its issued share capital.

So far as is known by the Directors, there is no person who could directly or indirectly, jointly or severally exercise control over HHG immediately after Admission.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the HHG Group within the two years immediately preceding the date of this document or are expected to be entered into prior to the Demerger Date and are all those contracts which are, or may be, material or have been entered into at any time by a member of the HHG Group and contain provisions under which a member of the HHG Group has an obligation or entitlement which is, or may be, material to the HHG Group as at the date of this document:

Underwriting Agreement

By an agreement (the "Underwriting Agreement") expected to be entered into shortly after determination of the Offer Price it is expected that HHG, the Directors, AMP, AMP Group Holdings Limited and UBS and Cazenove will agree to the underwriting of the Global Offer by the Managers. The expected terms and conditions of the Underwriting Agreement are as set out below. However, the agreement is subject to finalisation and there can be no certainty that the final agreement will be on the same terms and conditions as are set out below nor that the agreement will be entered into.

- HHG is expected to agree, subject to certain conditions, to issue the New Shares at the Offer Price;
- the Managers are expected to agree, subject to certain conditions, to procure, on behalf of HHG, subscribers for or, failing which, to subscribe for the New Shares to be issued under the Global Offer at the Offer Price;
- the obligations of HHG to issue the New Shares and the obligations of the Managers to procure, on behalf of HHG, subscribers for, or, failing which to themselves subscribe for, the New Shares to be issued under the Global Offer are expected to be subject to certain conditions including, amongst others, that admission to the UKLA Official List and the LSE occurs by not later than 8:00 am on 23 December 2003 or such later time and/or date as the Managers may agree with HHG;
- the Managers may terminate the Underwriting Agreement in certain circumstances prior to admission of the Shares to the UKLA Official List and the LSE. These circumstances are expected to include the occurrence of certain significant changes in the condition (financial or otherwise), prospects or earnings of HHG or the HHG Group and certain changes in financial, political or economic conditions (as are expected to be more fully set out in the Underwriting Agreement);
- HHG is expected to agree to pay (on the basis to be set out in the Underwriting Agreement) by way of reimbursement to the Managers or as otherwise set out in the Underwriting Agreement, any stamp duty or stamp duty reserve tax arising on the issue of New Shares under the Global Offer;
- HHG is expected to agree to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, *inter alia*, the Global Offer,

admission to the UKLA Official List and the LSE or the other arrangements contemplated by the Underwriting Agreement;

- HHG, the Directors, AMP Group Holdings Limited and AMP are expected to give certain representations, warranties, undertakings and/or indemnities to UBS and Cazenove (as Joint Sponsors and Managers) as are usual in an agreement of this nature;

- AMP will be restricted from selling its shareholding in HHG until after the announcement of HHG's financial results for the half year ending 30 June 2004. AMP will be entitled to sell up to 50% of its shareholding in HHG at that time. AMP will not be entitled to sell its remaining shareholding in HHG until after the announcement of HHG's financial results for the year ending 31 December 2004. In addition, such restrictions will contain standstill provisions (subject to anti-dilution rights), which will prevent AMP from increasing its shareholding in HHG above the level held immediately following the Demerger, other than through the acquisition and conversion of CLNs. These restrictions on AMP will not apply to a general offer made for all of the issued share capital of HHG to which the City Code on Takeovers and Mergers applies. In addition, the restrictions will not apply to the delivery by AMP of an irrevocable undertaking to accept such a general offer. The restrictions may only be waived with the mutual agreement of AMP, HHG, Cazenove and UBS. These restrictions will cease to apply in circumstances where AMP subscribes or purchases CLNs, as described in "Lock-up and standstill arrangements" in Part 2;

- HHG has undertaken to the Underwriters that until the date 6 months following the Admission, it will not, and will procure that none of its affiliates or persons acting on its or their behalf will issue, offer, sell, contract to sell or issue, grant any option right or warrant to subscribe or purchase or otherwise dispose of, directly or indirectly, any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or any interest (within the meaning of section 208(2) of the Companies Act) in any Shares or enter into any transaction (including a derivative transaction) having the same economic effect as any of the foregoing or deposit any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to purchase Shares) in any depository receipt facility (other than CHESS) or publicly announce any intention to do any of such things. This undertaking does not apply to (a) the offer and issue of new Shares pursuant to the Global Offer or, in the event that the Global Offer does not proceed, an offer or issue of new Shares to raise an amount of at least £100,000,000 (net of fees and expenses), (b) any other potential offer or issue of new Shares (other than referred to in (a) above) as contemplated by, and for the purposes set out in, this document, (c) the issue of Shares as a result of the conversion of CLNs in accordance with their terms, (d) the grant in accordance with normal practice, or exercise of options from time to time under HHG's share option and incentive schemes described in this Part 15 – "Employee Share Incentive Schemes", or (e) the proposed AMP Group internal restructure described in Part 3; and

- each Director has undertaken to the Underwriters that, for so long as he remains a Director, until the date 12 months after Admission, it will not, and will procure that none of its connected persons or persons acting on his or their behalf will offer, sell, contract to sell, grant any option right or warrant to purchase or allow any encumbrance to be created over or otherwise dispose of, directly or indirectly, any lock-up Shares or enter into transaction (including a derivative transaction) having the same economic effect as any of the foregoing or deposit any lock-up Shares (or any securities convertible into or exchangeable for Shares or which carry rights to purchase Shares) in any depository receipt facility (other than CHESS) or publicly announce any intention to do any of such things.

The names and addresses of the persons expected to underwrite the Global Offer are:

- UBS Limited , which is registered in England (No. 203536) and has its registered office at 1 Finsbury Avenue, London EC2M 2PP; and

- Cazenove & Co. Ltd, which is registered in England with registered number 4153386 and has its registered office at 20 Moorgate, London EC2R 6DA.

Sponsors' Agreement

By an agreement (the "Sponsors' Agreement") entered into immediately prior to publication of this document, HHG confirmed the appointment of Cazenove and UBS as the joint sponsors to the listing of HHG as part of

the Demerger by the UK Listing Authority. The terms and conditions of the Sponsors' Agreement are as set out below.

- the Joint Sponsors agreed, subject to certain conditions, to act as joint sponsors in connection with Admission;
- the Joint Sponsors may terminate the Sponsors' Agreement in certain circumstances prior to admission of the Shares to the Official List and the LSE. These circumstances include non-compliance with the obligations under the Sponsors' Agreement or the occurrence of certain changes in the condition (financial or otherwise), prospects or earnings of HHG and/or the HHG Group and which, in any case, results in the Company being no longer suitable for listing. The Sponsors' Agreement will also terminate if the Underwriting Agreement is entered into (although the Underwriting Agreement will replicate the arrangements relating to the appointment of the Sponsors contained in the Sponsors' Agreement);
- HHG has agreed to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, inter alia, admission to the Official List and the LSE or the other arrangements contemplated by the Sponsors' Agreement;
- HHG, AMP and AMP Group Holdings Limited gave certain representations and/or warranties, undertakings and/or indemnities to the Joint Sponsors as are usual in an agreement of this nature;
- AMP is restricted from selling its shareholding in HHG until after the announcement of HHG's financial results for the half year ending 30 June 2004. In the event HHG completes an equity raising of at least £100 million net of expenses prior to 30 June 2004, AMP will be entitled to sell up to 50% of its shareholding in HHG at that time. AMP will not be entitled to sell its remaining shareholding in HHG until after the announcement of HHG's financial results for the year ending 31 December 2004. In addition, such restrictions will contain standstill provisions (subject to anti-dilution rights), which will prevent AMP from increasing its shareholding in HHG above the level held immediately following the Demerger, other than through the acquisition and conversion of CLNs. These restrictions on AMP will not apply to a general offer made for all of the issued share capital of HHG to which the City Code on Takeovers and Mergers applies. In addition, the restrictions will not apply to the delivery by AMP of an irrevocable undertaking to accept such a general offer. The restrictions may only be waived with the agreement of AMP, HHG, Cazenove and UBS. These restrictions will cease to apply in circumstances where AMP subscribes or purchases CLNs, as described in "Lock-up and standstill arrangements" in Part 2; and
- HHG has undertaken to the Sponsors that until the date 6 months following the Admission, it will not, and will procure that none of its affiliates or persons acting on its or their behalf will issue, offer, sell, contract to sell or issue, grant any option right or warrant to subscribe or purchase or otherwise dispose of, directly or indirectly, any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to subscribe or purchase Shares) or any interest (within the meaning of section 208(2) of the Companies Act) in any Shares or enter into any transaction (including a derivative transaction) having the same economic effect as any of the foregoing or deposit any Shares (or any securities convertible into or exchangeable for Shares or which carry rights to purchase Shares) in any depository receipt facility (other than CHESS) or publicly announce any intention to do any of such things. This undertaking does not apply to (a) the offer and issue of new Shares pursuant to the Underwriting Agreement or, in the event that the Global Offer does not proceed, an offer or issue of New Shares to raise an amount of at least £100,000,000 (net of fees and expenses), (b) any other potential offer or issue of new Shares (other than referred to in (a) above) as contemplated by, and for the purposes set out in, this document, (c) the issue of Shares as a result of the conversion of CLNs in accordance with their terms, (d) the grant in accordance with normal practice, or exercise of options from time to time under HHG's share option and incentive schemes described this Part 15 – "Employee Share Incentive Schemes", or (e) the proposed AMP Group internal restructure described in Part 3.

The names and addresses of the Joint Sponsors to HHG are:

- Cazenove & Co. Ltd., which is registered in England with registered number 4153386 and has its registered office at 20 Moorgate, London EC2R 6DA; and
- UBS Limited, which is registered in England (No. 203536) and has its registered office at 1 Finsbury Avenue, London EC2M 2PP.

Transitional Services Agreement

On 27 November 2003, AMP and HHG entered into an agreement under which the AMP Group will supply to the HHG Group certain services, on a transitional basis following the Demerger. Services will be supplied by AMP under the Transitional Services Agreement for a period no longer than 12 months, and with respect to some services, it will be for a shorter period.

The services to be provided by AMP to HHG include:

- access to certain information technology systems and resources, if the separation of the information technology systems is not complete by the Demerger Date;
- certain administrative and corporate affairs support services, including investor relations and corporate affairs functions; and
- information technology systems and software support for certain applications and network links required by HHG after the Demerger Date.
- HHG will pay AMP for the services to be provided at cost plus a margin.

Litigation and Insurance Management Deed

On 27 November 2003, AMP and HHG entered into a Litigation and Insurance Management Deed, under which the parties agreed arrangements for the management of certain litigation and insurance claims relating to events, acts or omissions occurring wholly or partly before the Demerger.

The claims management of some existing insurance claims involving HHG under the current AMP Group insurance arrangements will be managed on a transitional basis for 6 months by AMP on behalf of HHG pursuant to this deed.

There are arrangements detailing the handling and management of joint litigation matters which occur post Demerger by either HHG or AMP as appropriate and as agreed between HHG and AMP.

Agreement with Computershare Investor Services Pty Limited

On 27 November 2003, HHG entered into a service agreement with Computershare Investor Services Pty Limited for the provision of share registry services.

Deed Poll

The Deed Poll was entered into on 16 October 2003 and sets out covenants given by HHG in favour of AMP Shareholders, including that HHG will issue the Shares and will apply for admission to the official list of ASX, will apply for the quotation of CDIs on ASX and will perform the steps attributed to it under the Scheme.

Unless AMP, in its absolute discretion, decides not to proceed with the listing of HHG on the LSE, HHG is also obliged to apply for admission to the Official List and to apply for the quotation of Shares on the LSE.

If the Scheme becomes Effective, then AMP Shareholders will appoint AMP as their agent and attorney to enforce the Deed Poll on their behalf.

Agreement relating to sale and purchase of the private client asset management business of Henderson Global Investors Limited

On 8 May 2002, Henderson Global Investors Limited ("HGIL") and Henderson Global Investors (Jersey) Limited ("HGI Jersey", and together with HGIL, the "Sellers") and Newton Investment Management Limited and Newton International Investment Management Limited (together, the "Buyers") entered into an agreement pursuant to which the Sellers sold their private client asset management business (the "Business") to the Buyers. The initial consideration was £11.25 million plus approximately £8 million of deferred consideration which was paid on 12 September 2003. Standard warranties were given by the Sellers in respect of the Business with the liability of the Sellers capped at the amount of the initial consideration that they received, which in the case of HGIL was £9,265,000 and of HGI (Jersey) was £1,985,000. The Buyers must serve notice of a breach of warranty during the 15 months from 30 August 2002.

In connection with the sale of the Business to the Buyers, and in consideration of the payment of £3.75 million to AMPFSH, AMPFSH undertook with MBC Investment Corporation ("MBC") that, for a period of two years from 30 August 2003, neither it nor any of its subsidiaries trading under the "Henderson Global Investors" brand name will:

- engage in the business of private client asset management providing bespoke discretionary investment management service in the UK and/or Jersey;
- solicit any persons who were clients of the Business during the 12 months preceding 30 August 2002; or
- solicit any employees of MBC.

Following the Demerger, HHG Group will indemnify AMPFSH for any claim made by MBC under the terms of this non-compete covenant.

Agreement relating to the sale and purchase of the entire issued share capital of Virgin Money Limited

On 23 July 2001, AMP Virgin Holdings Limited ("AMPVH"), Virgin Group Investments Limited ("VGIL") and The Royal Bank of Scotland plc ("RBoS") entered into an agreement (the "Virgin SPA") pursuant to which AMPVH and VGIL sold the entire issued share capital of Virginmoney Limited ("VmL") to RBoS for the consideration of £99 million.

Guarantee in favour of The Royal Bank of Scotland plc

On 27 July 2001, HHG (at the time called AMP (UK) PLC) guaranteed (the "Guarantee") to RBoS the performance and observance by AMPVH of the obligations, undertakings, warranties and indemnities (the "Guaranteed Obligations") given by AMPVH under or pursuant to the Virgin SPA and other documents relating to that transaction. HHG also agreed to indemnify RBoS against all costs (including legal expenses reasonably incurred by RBoS in enforcing any of its rights under the Guarantee), claims and losses that RBoS might incur or suffer as a consequence of AMPVH's failure to comply with such Guaranteed Obligations.

In the case of a default, RBoS is entitled to proceed first against or claim payment from HHG in preference to AMPVH, and may make recovery from HHG notwithstanding that enforcement or recovery is not possible against AMPVH by reason of any legal limitation, disability or incapacity.

In respect of claims pursuant to:

- warranties given by AMPVH in relation to its title to the shares that it held in VmL, HHG is liable for a period of 10 years from 23 July 2001 up to a maximum amount of £75 million plus interest; save in the case of fraud when its liability is unlimited; and
- tax warranties given by AMPVH in relation to VDPF, HHG remains liable under the Guarantee for a period of seven years from 23 July 2001 up to a maximum amount of £50m plus interest.

Sale of Pearl's general insurance business

On 5 August 2001, a general agreement in relation to the manufacture and distribution of general insurance products was entered into between Pearl, AMP (UK) PGI Limited (both of which are defined as a "Distributor"), and Churchill Insurance Group plc, Churchill Insurance Company Limited, Churchill Management Limited and The National Insurance and Guarantee Corporation Public Company Limited (together, the "Churchill Parties"). The agreement commenced on 31 July 2001, with a term (as originally agreed) of five years, unless otherwise extended or terminated by the parties in accordance with the agreement.

The total initial consideration was £80 million, comprising £55 million payable by Churchill to AMP (UK) PGI Limited in respect of a lump sum commission for the opportunity to act as the insurer, and £25 million payable by Churchill to Pearl in respect of its right to use Pearl's customer lists and data. Thereafter, during the term of the agreement, AMP (UK) PGI Limited is to be paid commission calculated by reference to new business, profit and any revenue derived from excess renewals of existing business.

As a result of the agreement, the Churchill Parties are obliged to provide (i) underwriting services (ii) administration services (iii) training services and (iv) reinsurance services in relation to certain insurance products specified in Schedule 3 to the agreement. Further, Pearl, AMP (UK) PGI Limited and any other Group Company that enters into a Deed of Adherence, will have the exclusive right to distribute and market the

relevant insurance products provided by Churchill under the agreement, and may authorise any of the Churchill Parties to distribute and market such products.

Overcoat arrangements

Pursuant to the acquisition of the long term life insurance business of National Provident Institution, the funds of the former mutual, National Provident Institution, were transferred to National Provident Life, a new wholly-owned subsidiary of HHG (at the time called AMP (UK) PLC). Within National Provident Life the majority of the assets of National Provident Institution were allocated to the National Provident Life Fund (the "Closed Fund") for the benefit of the former with profits policyholders of National Provident Institution. In the context of the demutualisation, HHG agreed to supply £800 million of capital support to the Closed Fund in order to give it greater investment freedom. This support arrangement is known as the "overcoat".

The overcoat is currently provided by means of a contingent loan from a Pearl subsidiary, NP Life Holdings Limited ("NPLH"), to National Provident Life. National Provident Life accounts for this contingent loan within a Loan Capital Fund, which is a separate account within the Closed Fund. The contingent loan bears aggregate interest equal to the investment return earned by the Loan Capital Fund plus, subject to sufficient surplus arising within the Closed Fund, 1.75 % per annum of the average admissible value of the Loan Capital Fund. The loan is repayable at the discretion of HHG if and only if and to the extent that the appointed actuary of National Provident Life determines that a "Deficit" will not thereby arise. Such repayment is limited in recourse to the property comprised in the Loan Capital Fund.

A "Deficit" exists at any time when the admissible value of property allocated to the Closed Fund is less than the policy liabilities allocated to the Closed Fund plus any additional amount required to permit National Provident Life to meet the reasonable expectations of the holders of policies allocated to the Closed Fund and to manage the Closed Fund in a manner consistent with principles of financial management adopted in the scheme.

Pearl financed NPLH as to £600 million from the Pearl 90:10 fund and as to £200 million from the Pearl Pacific (0:100) fund. The 1.75% return referred to above is allocated as to a 1.5% return on the proportion of the Loan Capital Fund advanced from the 90:10 fund and a 2.5% return on the proportion advanced from the Pacific fund. Any amounts repaid to Pearl over time will be allocated pro rata to the amounts advanced by the 90:10 fund and the Pacific fund, unless any capital provided is at risk through the existence of a Deficit, in which case the relative pro rata payments will be adjusted to ensure that any capital loss is first borne by the Pacific fund.

Agreement relating to the sale and purchase of the entire issued share capital of companies carrying on business as Cogent

On 16 May 2002, an agreement was entered into between AMP International Holdings Limited, AMP Henderson Holdings Limited (together, the "Vendors"), BNP Paribas Securities Services Holding Company Limited, BNP Paribas Securities Services International Holding S.A., BNP Paribas Fund Services S.A. (together, the "Purchasers"), AMP Group Holdings Limited, and BNP Paribas S.A. The agreement was amended and restated on 31 May 2002.

AMP International Holdings Limited and AMP Henderson Holdings Limited sold a total of 18,245,999 ordinary shares in the companies specified in Schedule 2 of the agreement (comprising the whole of the issued and allotted share capital of those companies) carrying on the worldwide investment operations business of Cogent for a total maximum consideration of £227,566,000, payable in three instalments. This sum was subject to certain potential adjustments including a price revision mechanism pursuant to which the second and final instalments could be revised in line with results detailed in the 1H02 Revenues Statement (second instalment) and the 2002 Revenues Statement (final instalment). Agreement over the amount of the final instalment has been reached pursuant to the price revision mechanism, which resulted in a reduction in the maximum consideration payable by BNP Paribas.

The Vendors gave certain indemnities to the various Purchasers. These indemnities cover, broadly, liabilities incurred by group companies arising out of the events specified in Clause 7 of the agreement. The agreement is silent as to the duration of liability under the indemnities. Liability for indemnity claims is limited to the purchase price payable under the agreement, and has been reduced to reflect the reduced purchase price payable pursuant to the application of the price revision mechanism.

The agreement also contains certain non-compete clauses, pursuant to which, subject to certain exceptions, the Vendors agreed not to become engaged or interested in a competing business through any third party (other than part of the retained group, as defined in Schedule 1 to the agreement) for a period of 36 months from the date of completion (completion having taken place on 2 September 2002). The agreement also places certain restrictions on the investment operations activities that may be undertaken by the HHG Group during the period of 36 months following completion. In addition, the Vendors agreed not to solicit or entice away from any Group Company any senior management personnel or directors within a period of 24 months following the date of the agreement, without the prior consent of BNP Paribas Securities Services Holding Company Limited. A reciprocal arrangement was agreed with regard to the Purchasers soliciting directors or senior managers away from the retained group for a period of 24 months from the date of the agreement.

The Vendors gave certain warranties, with liability under them limited to the purchase price payable under the agreement, but this limit may be revised downwards in accordance with the price revision mechanism. Claims under the warranties must be notified to AMP International Holdings Limited on or before 30 June 2004. The Vendors also gave certain tax warranties, first in respect of countries other than Australia, and second in respect of Australia. Claims under the tax warranties, or pursuant to the tax covenants, must be notified to AMP International Holdings Limited on or before the sixth anniversary of the end of the accounting period of the relevant Group Company in which completion falls.

AMP Group Holdings Limited unconditionally and irrevocably guarantees (as a continuing obligation) the proper and punctual performance by each Vendor of all its obligations under or pursuant to the agreement. BNP Paribas S.A. unconditionally and irrevocably guarantees (as a continuing obligation) the proper and punctual performance by BNP Paribas Securities Services International Holding S.A. of all its obligations under or pursuant to the agreement.

Following the Demerger, AMP Henderson Holdings Limited and AMP Group Holdings Limited will remain within the AMP Group. AMP International Holdings Limited is a subsidiary undertaking within the HHG Group. The financial implications of the Cogent transaction which relate to AMP International Holdings Limited are set out in note 9 to the audited consolidated financial statements in Part 9A.

CSC outsourcing

On 5 February 2001, the UK Service Company, on behalf of the Life Services companies and Henderson, entered into a five year outsourcing agreement with CSC (through an entity called, at that time, Pearl Group Services Limited (a joint venture style arrangement between Pearl Group Limited and CSC Computer Sciences Limited)). Under the agreement, CSC provided mainframe and support services for the bulk of the HHG Group's IT infrastructure, desktop hardware and software, servers, mainframe machines, and telecommunications and data networks.

The outsourcing agreement was amended pursuant to an Amendment Agreement dated 4 August 2003, under which the parties agreed that CSC would no longer provide services to HGI (Holdings) Plc, Henderson Fund Management Plc, and any of those companies' EU subsidiaries. The Amendment Agreement also describes CSC's work to transition those services back to the Henderson companies, and reflects a general reduction in volume of the services (and consequential changes to the pricing structures) provided to the HHG Group. It also makes other procedural amendments to the main agreement.

The amount of expenditure under this contract will vary year to year depending on a volume of services requested under the framework of the agreement.

The agreement contains a number of standard provisions for outsourcing arrangements, including transitional mechanics, a service credit regime, benchmarking and audit rights, and a flexible termination mechanism, allowing partial termination and termination for convenience as well as for breach.

The agreement also includes warranties, indemnities and limits of liability appropriate to an outsourcing agreement. The warranties and indemnities cover protection of HHG Group data and virus prevention, the management of necessary licences and consents, the use of appropriate skilled staff, breaches of third party agreements or data protection legislation, and infringements of third party intellectual property rights.

In the event of early termination, the agreement includes transitional provisions to move services back to the UK Service Company or an alternative provider. These provisions appear to have been used, under the Amendment Agreement, in respect of the Henderson companies. Termination fees for early termination (for

convenience) by the HHG Group, calculable by reference to CSC's "stranded costs" (relating to unamortised licence fees and employment costs), are payable by HHG Group in some circumstances.

National Provident Life securitisation

In April 1998, National Provident Institution established a securitisation (the "Securitisation") based on a portfolio of pension policies and life assurance policies written by National Provident Institution on or prior to 4 July 1997 (the "Securitised Block"). Mutual Securitisation p.l.c. (the "Issuer"), a special purpose vehicle incorporated in Ireland for the purposes of the Securitisation, issued in April 1998, £140 million 7.39169% Class A1 limited recourse bonds due 2012 and £120 million 7.5873% Class A2 limited recourse bonds due 2022 listed on the London and the Irish stock exchanges. The proceeds of the Class A1 Bonds (the "Class A1 Advance") and the Class A2 Bonds (the "Class A2 Advance" and, together with the Class A1 Advance, the "Initial Advances") were onlent to National Provident Institution (and subsequently National Provident Life as National Provident Institution's successor following the transfer of its business on demutualisation, (the "Borrower")) under a loan agreement dated 16 April 1998 (the "Loan Agreement") to be used by the Borrower to acquire investments for the purposes of its long term business.

Prior to the enforcement of the security for the Bonds, and subject to the limits on recourse and the ability to defer payments described below, the Bonds are subject to mandatory pro rata redemption in part in annual instalments ("Instalment Amounts") on each annual interest payment date (the "Payment Date") commencing, in the case of the Class A1 Bonds, on 30 September 1998, and in the case of the Class A2 Bonds, on 30 September 2012. No principal is repayable in respect of the Class A2 Bonds until the Payment Date on which there is no Class A1 Bond principal amount outstanding.

The Class A1 Bonds, or as the case may be, the Class A1 Bonds (if any are outstanding) and the Class A2 Bonds, will be subject to mandatory redemption in whole, but not in part, by the Issuer in any case where the Borrower prepays, respectively, the Class A1 Advance or the Class A1 Advance (if it is outstanding) and the Class A2 Advance, such redemption being at an amount calculated by reference to the higher of the principal amount outstanding of the Bonds being redeemed and an amount calculated according to a Spens formula.

Payments of interest and principal on the Bonds are payable out of, and limited to, amounts received by the Issuer from the Borrower in respect of the Initial Advances under the Loan Agreement after payments to higher ranking creditors. Amounts so received will be applied by the Issuer first in payment of the fees, costs and expenses of, *inter alia*, the bond trustee, the collateral trustee, the paying agent and the administrator, secondly in payment of interest and then in mandatory redemption in part of the Instalment Amounts of the Bonds which are or have been scheduled to be redeemed on or prior to such date. To the extent that amounts received in respect of the Initial Advances are insufficient to pay in full the interest or principal then due on the Bonds, the interest and/or principal which would otherwise be due will be deferred (and carry interest at the relevant Bond interest rate) and will become payable on the next Payment Date.

Security for the Bonds is created pursuant to and on the terms of an issuer deed of charge and a first supplemental issuer deed of charge in favour of the security trustee who holds the benefit of the security on trust for the bondholders and the other secured parties. The security granted by the Issuer comprises a first fixed security over all of the Issuer's right, title and interest in the Loan Agreement, certain other relevant documents and the Issuer's accounts and a floating charge over the assets of the Issuer.

Interest accrues on the Initial Advances at the Initial Advance interest Rate, and is payable annually in arrears by the Borrower on the second business day prior to a Payment Date (a "Due Date"), subject to the ability to defer payments. The Initial Advance Rate on the Class A1 Advance is 7.40169% per annum and on the Class A2 Advance is 7.5973% per annum.

Principal is, subject to the ability to defer payments, repayable on the Initial Advances in instalments in accordance with the Loan Agreement. The instalments scheduled to be paid on a Due Date (ignoring the ability to defer payments) in respect of the Initial Advances corresponds to the amounts scheduled to be payable on the subsequent Payment Dates. The final principal repayment date in respect of the Class A1 Advance is 30 September 2012 and in respect of the Class A2 Advance is 30 September 2022. The Borrower may not make any payment in or towards repayment of the Class A2 Advance until the Class A1 Advance has been repaid in full.

The Borrower may, at any time, on giving not more than 60 nor less than 40 days' notice, elect to prepay the Class A1 Advance or the Class A1 Advance (if outstanding) and the Class A2 Advance on the date specified in the notice. The prepayment amount payable by the Borrower in respect of the Initial Advances is calculated by

reference to the higher of the principal amount outstanding on the Initial Advances and an amount calculated according to a Spens formula.

The amount of interest and principal payable on the Initial Advances is limited to the funds available to the Borrower from the Securitised Block. The payment of any amount in excess of the funds available on any Due Date will be deferred. Any deferred amount will be payable on the next Due Date to the extent funds are available, and be subject to interest at the relevant Initial Advance Interest Rate.

Security for the borrowing by the Borrower under the Loan Agreement is created pursuant to and on the terms of an initial advance collateral deed of charge and a first supplemental initial advance collateral deed of charge. Under the Loan Agreement, the Borrower is obliged to transfer collateral to a charged account in the event of certain trigger events occurring. The following three trigger events have occurred since the establishment of the Securitisation:

- following the downgrading of National Provident Institution consequent upon its demutualisation on 1 January 2000;
- at September 2001 consequent upon the Borrower failing to meet certain financial tests; and
- at 31 December 2002 consequent upon the Borrower failing to meet the set margin of regulatory capital requirements.

As a result of the above trigger events, the Borrower has transferred an amount of £108,619,219 representing eligible securities to a charged account. The first supplemental initial advance collateral deed of charge charges all right, title, interest and benefit of the Borrower over such amount.

LITIGATION

No member of the HHG Group is, or has been, involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the HHG Group's financial position nor, so far as the Board is aware, are any such proceedings pending or threatened.

CHESS DEPOSITARY INTERESTS

The CDIs will be traded on ASX. Shares will be able to be traded on the LSE, but will not be able to be traded on ASX. This is because ASX rules require all trading to take place on CHESS (ASX's electronic transfer and settlement system), but the Shares cannot be held directly under the CHESS system and traded on ASX through CHESS directly as UK regulations do not permit CHESS to be used for holding legal title to securities in companies incorporated under the Companies Act. CHESS depositary interests have been created to facilitate electronic trading in Australia for companies in this situation.

The CDIs are a type of depositary receipt which provide the holder with beneficial ownership of the underlying shares of HHG. The legal title to these shares is held by the Depositary Nominee.

Each CDI will represent a beneficial interest in one Share and, unlike Shares, each CDI will be able to be transferred and settled electronically on ASX. On the Demerger Date, AMP will issue to the Depositary Nominee the Shares to which the relevant AMP Shareholders are entitled under the Scheme. The Depositary Nominee will in turn issue CDIs to the relevant AMP Shareholder and will hold the Shares on trust for the CDI Holders. The Depositary Nominee will be the registered holder of the Shares.

CDIs will be traded electronically on ASX. However, there are a number of differences between holding the CDIs and the Shares. The major differences are that:

- CDI Holders will not have legal title in the underlying Shares to which the CDIs relate. Legal title to the shares will be held by the Depositary Nominee. CDI Holders will have beneficial ownership of the underlying Shares and legal and beneficial ownership of the CDIs; and
- CDI Holders will not be able to vote personally as shareholders at a meeting of HHG. Instead, CDI Holders will be provided with a proxy form which will enable them to instruct the Depositary Nominee in relation to the exercise of voting rights. In addition, it is expected (subject to certain planned changes to, or relief from, applicable rules. For further information, see "Summary of Rights and Entitlements" – "Voting") that a CDI Holder will be able to request the Depositary Nominee to appoint the CDI Holder or a third party nominated by the CDI Holder as its proxy so that the proxy so appointed may attend meetings and vote personally as the Depositary Nominee's proxy.

Alternatively, CDI Holders can convert their CDIs into Shares in sufficient time before the relevant meeting, in which case they will be able to vote personally as Shareholders.

Summary of rights and entitlements

Introduction

CDIs are units of beneficial ownership in non-Australian securities, legal title to the securities being held by an Australian depositary entity, the Depositary Nominee.

Each CDI Holder will receive a holding statement which sets out the number of CDIs held by it and the reference number of the holding. These holding statements will be provided to holders when a holding is first established and if there is a change in their holding of CDIs.

A summary of the rights and entitlements of CDI Holders is set out below. Further information about CDIs is available from the Registrars, CHESS or any stockbroker in Australia.

Ratio of CDIs to Shares

Each CDI will represent one underlying Share.

Voting

In order to vote at a meeting of HHG, a CDI Holder may:

- instruct the Depositary Nominee, as legal owner of the Shares, to vote the Shares represented by their CDIs in a particular manner – the instruction form must be completed and returned to the Registrars prior to a record date fixed for the purpose (the "CDI Voting Instruction Receipt Time") and notified to CDI Holders in the voting instructions included in a notice of meeting; or
- assuming that the Australian SCH Business Rules are amended, or a waiver is granted to HHG, instruct the Depositary Nominee, as legal owner of the Shares, to appoint the CDI Holder or a third party nominated for that purpose by the CDI Holder as its proxy so that the proxy so appointed may attend meetings and exercise the votes attached to the Shares represented by their CDIs as the Depositary Nominee's proxy. The instruction form must be completed and returned to the Registrars prior to the CDI Voting Instruction Receipt Time; or
- convert their CDIs into a holding of Shares and vote these at the meeting (this must be undertaken prior to a record date fixed by the Board for determining the entitlement of members to attend and vote at the meeting and, if the holder later wishes to sell their investment on ASX, it would first be necessary to convert those Shares back to CDIs). Further details on the conversion process are set out below.
- Instruction forms and details of these alternatives will be included in each notice of meeting sent to CDI Holders by HHG.

Converting CDIs to Shares

CDI Holders may at any time convert their CDIs to a holding of Shares by:

- in the case of issuer-sponsored CDIs, notifying the Registrars; or
- in the case of CDIs sponsored on the CHESS sub-register, notifying their CHESS participant.

In both cases, once the Registrars have been notified, it will transfer the relevant number of Shares from the Depositary Nominee into the name of the holder.

The need to have a written instrument in order to effect a conversion from CDIs into Shares means that conversion may take longer to effect than a simple trade of CDIs on the ASX.

Holding Shares will, however, prevent a person from selling their shares on ASX, as only CDIs will be traded on ASX.

A broker or the Registrars can assist CDI Holders to convert CDIs to Shares. There may be a fee – the Registrars or a broker can advise of this when conversion is arranged by the CDI Holder.

Converting Shares to CDIs

Shares may be converted into CDIs and traded on ASX. Holders of Shares may at any time convert those shares to:

- issuer-sponsored CDIs – by lodging their share certificate with the Registrars and signing the seller side of an Australian Standard Transfer Form; and
- CDIs sponsored on the CHESS sub-register – by lodging their share certificate with their CHESS participant and signing the seller side of an Australian Standard Transfer Form. The participant will lodge the certificate and transfer form with the Registrars and instruct the Registrars to establish a CHESS holding.

The Registrars will then transfer the securities from the holder's name into the name of the Depositary Nominee and establish a CDI holding in the name of the relevant holder. Holding statements will then be issued to the CDI Holder.

A broker or the Registrars can assist a Shareholder to convert Shares to CDIs. There may be a fee – the Registrars or a broker can advise of this when conversion is arranged by the Shareholder.

Dividends and other shareholder entitlements

HHG is required to treat CDI Holders, in respect of dividends and other entitlements, as if they were the holders of the underlying Shares.

CDIs have all the direct economic benefits of legal ownership (such as the right to receive the same dividends, rights issues and bonus issues) to which direct holders of Shares are entitled. If a cash dividend or any other cash distribution is declared in a currency other than Australian dollars, HHG will, for a period of three years from the Demerger Date, convert that dividend or other cash distribution to which CDI Holders resident in Australia are entitled into Australian dollars and distribute it to the relevant CDI Holders in accordance with each CDI Holder's entitlement. Due to the need to convert dividends from Pounds Sterling to Australian dollars, CDI Holders may potentially be advantaged or disadvantaged by exchange rate fluctuations, depending on whether the Australian dollar weakens or strengthens against the Pound Sterling during the period between the declaration of the dividend and conversion into Australian dollars.

Takeovers

If a takeover bid is made in respect of any of the Shares of which the Depositary Nominee is the registered holder, the Depositary Nominee is prohibited from accepting the offer made under the takeover bid except to the extent that acceptance is authorised by the CDI Holders in accordance with the Australian SCH Business Rules. The Depositary Nominee must accept a takeover offer if a CDI Holder instructs it to do so.

Other rights

As CDI Holders will not appear on the Register as legal holders of Shares, any other right conferred on CDI Holders may be exercised by means of them instructing the Depositary Nominee.

Meetings

Where CDI Holders instruct the Depositary Nominee to appoint the CDI Holder or another person nominated for that purpose as its proxy in accordance with the procedures summarised in paragraph (c) above, the proxy so appointed will be able to attend and vote at meetings as the Depositary Nominee's proxy.

Fees

It is expected that a CDI Holder will not incur any additional fees or charges as a result of holding CDIs rather than Shares, whether as a result of the implementation of the Demerger or in the future.

Trading in CDIs

CDI Holders who wish to trade in CDIs will be transferring beneficial title to the Shares rather than legal title. The transfer will be settled electronically by delivery of the relevant CDIs holding through CHESS, thereby avoiding the need to effect settlement by the physical delivery of certificates.

CONSENTS

Ernst & Young has given and has not withdrawn its written consent to the inclusion in this document of its name, the accountants' report in Part 9A, the accountants' report on the free asset ratios of HHG in Part 9B and the HHG pro forma financial information in Part 10, and the references to them in the form and context in which they appear and has authorised the contents of those parts of this document in which its report appears for the purposes of paragraph 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

Tillinghast-Towers Perrin has given and has not withdrawn its written consent to the inclusion in this document of its name, the Consulting Actuary's report set out in Part 8 and the references to it in the form and context in which they appear and has authorised the contents of those parts of this document in which its report appears for the purposes of paragraph 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the HHG Group since 30 June 2003, the date to which the financial information in the Accountants' Reports on the HHG Group and HHG in Part 9 was prepared.

NATURE OF FINANCIAL INFORMATION

Ernst & Young were re-appointed as HHG's auditors on 9 October 2003.

The financial information relating to the HHG Group set out in the accountants' report in Part 9 of this document does not comprise statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts of HHG and its subsidiaries have been delivered to the Registrar of Companies for each of the three years ended 31 December 2002. The auditors' reports on those accounts were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

EXPENSES

The expenses of or incidental to the Global Offer and the admission of the Tranche A CLNs, including the London Stock Exchange fees, the UK Listing Authority listing and document vetting fees, professional fees, sponsors' expenses and the costs of printing and distribution of documents are expected to amount to approximately £16 million, payable by HHG. Included within this figure is the total remuneration of UBS and Cazenove amounting to £[6] million.

ADDITIONAL INFORMATION IN RELATION TO THE CONVERTIBLE LOAN NOTES

Listing

It is expected that admission of the CLNs to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities will become effective, if they are to be issued, on 24 December 2003. The Tranche A CLNs will be made ready for delivery, in book-entry form through Euroclear and Clearstream, Luxembourg, on or about 24 December 2003, against payment in immediately available funds.

Approvals and Authorisations

It is expected that the Tranche A CLNs, if issued, will be authorised pursuant to resolutions of the Board to be passed on or before the Effective Date.

As set out in "Share Capital of HHG" in Part 15, ordinary and special resolutions will be passed, conditional upon Admission, giving the Directors:

- sufficient authority in accordance with section 80 of the Companies Act to allot the maximum number of Shares that may be allotted pursuant to the conversion of the CLNs; and
- sufficient power pursuant to section 95 of the Companies Act to disapply section 89(1) of the Companies Act for the allotment of the maximum number of Shares that may arise from the conversion of the CLNs.

Subscription and Sale

UBS AG have, pursuant to a Subscription Agreement dated 27 November 2003, agreed with HHG and AMP, subject to the terms and conditions of that agreement and if requested by HHG, to subscribe for up to £100 million of CLNs.

If UBS AG subscribes for CLNs (see "Description of the Convertible Loan Notes" in Part 13), AMP has agreed also to be further restricted from selling any of its shareholding in HHG until the announcement of HHG's financial results for the year ending 31 December 2004, without the prior consent of HHG and UBS AG, unless UBS AG no longer holds any of its CLNs and is no longer under any obligation to subscribe for any further CLNs or has disposed of all of its Shares or CDIs which it received as a result of the maturity of the CLNs. Notwithstanding this restriction, AMP may accept a general takeover offer, and provide an irrevocable undertaking to accept such a general offer, as described above.

Clearing Systems

The CLNs have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The Common code is 018169363 and the ISIN is XS0181693630.

Material contracts relating to the issue of the Convertible Loan Notes

The following contracts directly concerning the issue of the CLNs have been entered into by HHG within the two years immediately preceding the publication of this Document or will, if the CLNs are to be issued shortly after the date of this Document, be entered into by HHG which are or may be material:

(a) the Subscription Agreement (details of which are set out in "Description of the Convertible Loan Notes" in Part 13);

(b) the Trust Deed (details of which are set out in "Terms and Conditions of the CLNs" in Part 14); and

(c) the Paying and Conversion Agency Agreement (details of which are set out in "Terms and Conditions of the CLNs" in Part 14).

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until 23 December 2003 at the offices of Freshfields Bruckhaus Deringer at 65 Fleet Street, London EC4Y 1HS:

- the Memorandum and Articles of HHG;
- the published audited consolidated accounts of the HHG Group for each of the three financial years ended 31 December 2000, 31 December 2001 and 31 December 2002 and for the six months ended 30 June 2003;
- the rules of the Share Schemes;
- the report by Ernst & Young LLP set out in the accountants' report in Part 9A and the statements of adjustments thereto;
- the report by Ernst & Young LLP on the free asset ratios in Part 9B;
- the letter from Ernst & Young LLP regarding the HHG pro forma financial information in Part 10;
- the Consulting Actuary's report in Part 8 of this document;
- the material contracts, or drafts (subject to modification) of the material contracts, referred to under "Material contracts" and "Material contracts relating to the issue of the Convertible Loan Notes" above;
- the service agreements and letters of engagement of the Directors referred to under "Directors service agreements and emoluments" above; and
- the letters of consent referred to under "Consents" above; and
- this document.

Dated 27 November 2003

Definitions and glossary

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Admission"	admission of the Shares (i) to the Official List and (ii) to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"AGAAP"	generally accepted accounting principles in Australia
"AMP" or "AMP Limited"	AMP Limited, a company registered in New South Wales, Australia under registered number ABN 49 079 354 519
"AMP Board"	the board of directors of AMP Limited
"AMPFSH"	AMP Financial Services Holdings Limited
"AMP Group"	AMP and its subsidiaries
"AMP Invest"	AMP Invest plc
"AMP Pension Scheme"	the AMP UK staff pension scheme as described in "Pension Schemes" in Part 15
"AMP Register"	the register of members of AMP maintained by the AMP Securities Registry
"AMP Rights Offer"	the rights offer of new AMP Shares, offered pursuant to the prospectus of AMP dated 17 October 2003
"AMP Securities Registry"	Computershare Investor Services Pty Limited (ABN 48 078 279 277)
"AMP Share"	a fully paid ordinary share in the capital of AMP
"AMP Shareholder"	each person who is registered in the AMP Register as holding an AMP Share
"AMP Society"	Australian Mutual Provident Society
"APRA"	Australian Prudential Regulation Authority
"Articles"	the articles of association of HHG which come into effect when the Scheme becomes Effective
"ASIC"	the Australian Securities and Investments Commission
"ASX"	the Australian Stock Exchange Limited (ABN 98 008 624 691)
"ASX Listing Rules"	the listing rules of ASX and any other rules of ASX that apply while the relevant entity is admitted to the official list of ASX, each as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX
"ASX Principles"	The Principles of Good Corporate Governance and Best Practice Recommendations issued by the ASX Corporate Governance Council

"ATO"	the Australian Taxation Office
"Audit Committee"	the audit committee of the Board
"Australia"	the Commonwealth of Australia
"Australian Corporations Act"	the Australian Corporations Act 2001 (Cth)
"Australian SCH Business Rules"	the SCH Business Rules issued by ASX Settlement and Transfer Corporation Pty Ltd as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX Settlement and Transfer Corporation Pty Ltd
"Board"	the board of directors of HHG
"BPSS"	BNP Paribas Securities Services Limited (which includes the former Cogent business)
"Business Day"	has the meaning given to that term in the ASX Listing Rules
"Capital Adjustment"	the reduction of the share capital of AMP by cancelling a number of AMP Shares held by each AMP Shareholder as described in "The Capital Adjustment" in Part 3; and the conversion of the number of AMP Shares held by each AMP Shareholder immediately following the cancellation to a larger number of AMP Shares equal to the number that AMP Shareholder held prior to the cancellation
"Capital Adjustment Resolution"	the ordinary resolution of AMP Shareholders approving the Capital Adjustment
"Cazenove"	Cazenove & Co. Ltd
"CDI"	a CHESS depositary interest
"CDI Holder"	a holder of CDIs
"CDIs"	CDIs, each of which represents a beneficial holding in an underlying Share
"CHESS"	Clearing House Electronic Subregister System
"Churchill"	Churchill Insurance Group Limited and its subsidiaries and undertakings
"CLNs" or "Convertible Loan Notes"	convertible loan notes due 2004 that may be issued by HHG and convertible into fully paid Shares or CDIs, at the option of the Noteholder
"Combined Code"	the principles of good governance and code of best practice appended to the Listing Rules
"Companies Act"	the Companies Act 1985, as amended
"Consulting Actuary"	Tillinghast-Towers Perrin
"Court"	the Federal Court of Australia
"CREST"	the system for the paperless settlement of trades in listed securities on the LSE, of which CRESTCo Limited is the operator
"Deed Poll"	the deed poll by HHG in favour of AMP Shareholders under which HHG promises to take the steps attributed to it under the Scheme, as described in "Material Contracts" in Part 15
"Demerger"	the demerger of HHG from AMP through the implementation of the Capital Adjustment and Scheme as described in Part 3 of this document

"Demerger Date"	the date on which Shares are issued to AMP Shareholders, which is expected to be the fourth Business Day after the Record Date or such other date as determined by the AMP Board
"Demerger Deed"	the deed of that name between AMP and HHG dealing with separation arrangements between HHG and AMP arising in connection with the Demerger dated 16 October 2003, described in more detail in "Material Contracts" in Part 15
"Demerger Principle"	the principle governing the Demerger, being that the HHG Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the HHG Group companies after the Demerger, as if the HHG Group had always owned and operated them, and that the AMP Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the AMP Group companies after the Demerger, as if the AMP Group had always owned and operated them
"Demerger Resolution"	the resolution to approve the Scheme to be considered by AMP Shareholders at the Scheme Meeting
"DEP"	the Henderson Global Investors deferred equity plan described in Part 15 – "Employee Share Incentive Schemes"
"Depositary Nominee"	CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506), a wholly owned subsidiary of ASX
"Directors"	the Executive Directors and Non-Executive Directors
"EEA"	the European Economic Area
"Effective"	when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Australian Corporations Act, of the order of the Court made under section 411(10) approving the Scheme
"Effective Date"	the date on which the office copy of the Court order approving the Scheme is lodged with ASIC pursuant to section 411(10) of the Australian Corporations Act or such other date as is determined by the AMP Board
"EU"	the European Union
"Executive Directors"	the executive directors of HHG
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000
"FTSE"	the Financial Times Stock Exchange 100 Share Index
"GEBS"	Henderson's Growth Equity Bonus Scheme
"General Meeting"	the general meeting of the members of AMP Shareholders convened for 9 December 2003
"Global Offer"	the opportunity to subscribe for New Shares being made available to institutional investors, as described in Part 2 of this document
"Henderson"	the investment management business of the HHG Group
"Henderson Global Investors"	before the Demerger, AMP's global investment management business
"HHG"	HHG PLC, a company registered in England and Wales with registered number 02072534, together with, where the context requires, its subsidiaries and associated undertakings (formerly AMP (UK) PLC)

"HHG Capital Reduction"	the capital reduction pursuant to section 135 of the Companies Act referred to in "Share Capital of HHG" in Part 15
"HHG Group" or "Group"	HHG and its subsidiaries and associated undertakings
"Ineligible Overseas Shareholder"	an AMP Shareholder who is a citizen or a resident of a jurisdiction outside Australia or whose address in the AMP Register is a place outside Australia and its external territories, unless AMP is satisfied before the Effective Date that it is not precluded from lawfully issuing Shares to the AMP Shareholder either unconditionally or after compliance with conditions which the AMP Board in its sole discretion regards as acceptable and not unduly onerous
"Joint Sponsor"	each of Cazenove and UBS
"Life Services"	comprises principally the life insurance and pensions books of Pearl, London Life, National Provident Life and NPI Limited, which are effectively closed to new business; Life Services also includes the closed general insurance books of Pearl, the pension trustee business of AMP (UK) Trustees Limited and the retirement services business operated by NPI Limited
"Listing Particulars"	this document
"Listing Rules"	the listing rules of the UK Listing Authority
"LLLA"	London Life Linked Assurances Limited
"London Life"	London Life Limited
"London Stock Exchange" or "LSE"	London Stock Exchange plc
"LTIP"	the long term incentive plan described in "Employee Share Incentive Schemes" in Part 15
"Manager"	each of Cazenove and UBS
"Meetings"	the Scheme Meeting and the General Meeting
"MSCI"	Morgan Stanley Capital International Inc.
"National Provident Life"	National Provident Life Limited;
"New Shares"	new Shares to be issued by HHG under the Global Offer
"Nomination Committee"	the nomination committee of the Board
"Non-Executive Directors"	the non-executive directors of HHG
"Noteholder"	a person who is the bearer of a CLN
"NPI Limited"	NPI Limited
"NZSX"	the main board operated by New Zealand Exchange Limited known as "NZSX"
"Offer Price"	the price at which each Share is to be issued or offered under the Global Offer
"Official List"	the Official List of the UK Listing Authority
"Other Businesses"	the HHG businesses other than Henderson and Life Services
"PAUF"	Pearl Assurance (Unit Funds) Limited

"PAULP"	Pearl Assurance (Unit-Linked Pensions) Limited
"Paying and Conversion Agency Agreement"	the paying and conversion agency agreement relating to the CLNs to be entered into between HHG, the Trustee and the Principal Paying and Conversion Agent prior to any issue of Tranche A CLNs
"Pearl"	Pearl Assurance plc
"Principal Paying and Conversion Agent"	Citibank, N.A.
"Proposal to Demerge"	the proposal described in Part 3 of this document to demerge HHG from AMP
"RCM"	Risk Capital Margin
"Record Date"	5 p.m Australian Eastern Standard Time on the fourth Business Day after the Effective Date or such other date as permitted by ASX
"Register"	the register of members of HHG maintained by the Registrars
"Registrars"	Computershare Investor Services Pty Limited (ABN 48 078 279 277)
"Remuneration Committee"	the remuneration committee of the Board
"Reset Preferred Securities"	reset preferred securities, being units in the AMP Reset Preferred Securities Trust issued by AMP Henderson Global Investors Limited (as responsible entity of the AMP RPS Trust) pursuant to the replacement prospectus dated 26 September 2002 (as supplemented)
"Restricted Share Plan"	the restricted share plan described in "Employee Share Incentive Schemes" in Part 15
"Sale Agent"	AMP or such other person nominated by AMP to sell or facilitate the transfer of the Shares attributable to Ineligible Overseas Shareholders under the terms of the Scheme
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under part 5.1 of the Australian Corporations Act between AMP and AMP Shareholders as described in Part 3, subject to any modification made or required by the Court on the Second Court Date
"Scheme Meeting"	the meeting of AMP Shareholders ordered by the Court to consider, and if thought fit, vote in favour of the Scheme
"SEC"	the United States Securities and Exchange Commission
"Second Court Date"	means the date that AMP will approach the Court following the Meetings to seek Court approval of the Scheme
"Securities Act"	the US Securities Act of 1933, as amended
"Service Company"	AMP (UK) Services Limited
"Share"	a fully paid ordinary share in the capital of HHG
"Shareholder"	each person who is registered in the Register as holding a Share
"Sharesave Scheme"	the sharesave scheme described in "Employee Share Incentive Schemes" in Part 15
"Share Schemes"	the Restricted Share Plan, the DEP, the LTIP and the Sharesave Scheme

"Sponsors' Agreement"	the agreement entered into between HHG, AMP, AMP Group Holdings Limited, Cazenove and UBS which is summarised in "Material Contracts" in Part 15
"Subscription Agreement"	the subscription agreement relating to the CLNs entered into between HHG, AMP, AMP Group Holdings Limited and UBS AG on 27 November 2003
"STI"	short term incentive
"TLI"	Towry Law International
"TLIB"	Towry Law Insurance Brokers
"TLLP"	Towry Law Life and Pensions
"TLMS"	Towry Law Mortgage Services
"Towry Law"	Towry Law plc
"Tranche A CLNs"	up to £50,000,000 convertible loan notes due 2004 to be issued, if requested by HHG, on 24 December 2003
"Tranche B CLNs"	up to £50,000,000 convertible loan notes due 2004 to be issued, if requested by HHG, on 30 June 2004
"Transitional Services Agreement"	the agreement so entitled between AMP and HHG described in more detail in "Material Contracts" in Part 15
"Trust Deed"	the trust deed to be dated on or about 24 December 2003 between HHG, AMP and the Trustee which will constitute the Tranche A CLNs, if issued;
"Trustee"	Citicorp Trustee Company Limited, as trustee for the Noteholders;
"UBS" or "UBS Investment Bank"	UBS Limited
"UBS AG"	UBS AG, London Branch
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UKGAAP"	generally accepted accounting principles in the UK
"UK Listing Authority"	the FSA acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"Underwriting Agreement"	the agreement expected to be entered into between HHG, the Directors, AMP, AMP Group Holdings Limited, Cazenove and UBS which is summarised in "Material Contracts" in Part 15
"Virgin Money"	Virgin Money Group Limited

GLOSSARY

"annuity"	a periodic payment made for an agreed period of time (usually up to the death of the recipient) in return for a cash sum. The cash sum can be paid as one amount or as a series of premiums. If the annuity commences immediately after the payment of the sum it is termed an "immediate annuity". If it is to commence at some future date it is termed a "deferred annuity"
"approved person"	a person approved by the FSA under the FSMA for the performance of certain controlled functions
"asset allocation"	a means of allocating assets by class or market based on an investment objective
"AuM"	assets under management
"capital release"	the approved distribution of shareholders' funds from the long term fund and the shareholders' fund of a life company, unless sotherwise specified
"closed" or "closed book"	a book of business with no new customers, although there are limited volumes of new business, for example, to meet contractual obligations to existing policyholders or to cater for new members to certain group schemes
"DAC"	deferred acquisition costs. The costs of acquisition of books of business which are only recognised over the term of the contracts
"EBR"	equity backing ratio;
"embedded value"	an actuarially determined estimate of the economic value of the shareholder capital in the business and the profits expected to emerge from the business in-force
"free assets"	the excess of available assets (admissible assets less total liabilities) plus implicit items over and above the RMM;
"Free Asset Ratio" or "FAR"	this has been calculated in this document as the free assets divided by total liabilities; this is one of the key regulatory capital measures for United Kingdom life insurers
"FSAVC"	free standing addition voluntary contribution
"general insurance"	non-life insurance covering risks such as motor vehicle liability, fire and damage to property
"IFA"	Independent Financial Adviser
"IMRO"	Investment Management Regulatory Organisation;
"in-force business"	long term business which has been written before a specified date and which has not terminated before that date
"industrial branch business of Pearl"	a portfolio of Pearl with-profits business which originally involved the physical collection of small premiums (usually once every four weeks);
"investment trusts"	listed companies whose core activity is investing in the shares of other listed companies
"KAG"	Kapitalanlagegesellschaften
"long term business"	an insurance business which comprises life assurance business (life and pensions business), long term disability insurance business (also known as permanent health insurance)
"long term fund"	a segregated fund of assets and liabilities established and maintained by a life insurance company for the purpose of supporting a long term business

"minimum regulatory requirements"	the shareholder net assets being used to meet the minimum capital requirements of all regulatory bodies which impact the business unit (for example APRA, ASIC, FSA, IMRO). This is after taking into account any other resources, for example. retained profits, unattributed equity and implicit items. In the case of minimum capital requirements of Australian regulatory bodies, the related minimum regulatory requirements are translated from the local regulatory reporting framework because shareholder net assets are on an AGAAP basis;
"MoS" or "Margin on Services"	the basis for calculating policyholder liabilities used in determining AGAAP results for life companies. The basis of recognition seeks to recognise the profit on long term insurance and investment contracts over the period during which the services are provided using a proxy for delivery of the service, such as the bonuses declared on with-profits business. This basis seeks to use the best estimate assumptions for future experience and recognises any deviation from that expected experience through experience profits
"MVA"	market value adjustment factor
"non-profit policy"	a policy where the value of the policy or product is either linked directly to the performance of the underlying assets (such as a unit linked policy), or is guaranteed by the insurer. Also known as a non-participating policy
"OEIC"	open-ended investment company
"ordinary branch business of Pearl"	all Pearl long term business other than its industrial branch business;
"persistency ratio"	opening AuM less outflows during the period divided by opening AuM
"PPFM"	Principles and Practices of Financial Management
"PVIF"	present value of in force business. This represents the discounted future margins on an in force portfolio of long term business. It is only recognised on the balance sheet when it has been acquired for value and is then amortised its expected life
"realistic reporting"	a reporting basis that seeks to reflect appropriately provision for guarantees and an additional amount for contingencies. This will be less prescriptive than the Free Asset Ratio and is likely to reflect the FSA view of the individual risk profile of the company
"reinsurance"	the insuring again by an insurer of the whole or part of a risk that it has already insured for a customer with another insurer called a reinsurer. The expression "reassurance" is sometimes used to describe the same arrangements when made by a life insurance company
"renewal commission"	a series of regular payments which an adviser receives for the period in which a customer retains a product. When the product comes to an end, or if the customer cashes in the product or ceases to pay any regular contributions, the renewal commission stops. Also called "trail commission"
"RMM"	the required minimum margin, i.e. the margin of assets over and above their liabilities which all life insurers are required to keep
"run-off"	the administration of insurance portfolios that have been closed to new business
"SICAV umbrella fund"	Société d'Investissement à Capital Variable which is an open-ended investment fund in the form of a public limited company. It exists as an autonomous legal entity. A licence granted by the regulatory

	authorities of Luxembourg allows one umbrella fund to set up as many separate sub funds as desired. The advantage for the investor is not having to pay any fee when switching funds, or at most only a modest fee
"traditional"	when used in respect of an Embedded Value or value of new business, an approach which allows for risk and uncertainty in a relatively simple way, through the choice of the rate used to discount expected profits and flows of supporting capital back to the present
"trail commission"	see definition of "renewal commission"
"TSR"	total shareholder return
"twin peaks regime"	the new UK regulatory regime for calculating the assets required to back with-profits liabilities (comparing total prudential reserves, being a prudent assessment of contractual liability and regulatory capital margin, with the total realistic position, including a fair level of discretionary bonus)
"underwriting"	the insurer's process of reviewing applications for insurance cover and the decision whether to accept all or part of the risk and determination of the applicable premiums; also refers to the acceptance of such risk
"unit-linked policy"	a type of non-profit policy where the benefits are determined by reference to the investment performance of a specified pool of assets referred to as the unit-linked sub-fund
"unitised with-profits"	a policy under which the value of the benefits is measured in whole or in part by reference to the with-profits units allocated to that policy
"unit trust"	a trust in which investors (unit holders) obtain an interest. Unlisted trusts often permit investors to exit their investment by having their units purchased or redeemed at a price closely reflecting the underlying market value of the trust's investments
"white label agreement"	an agreement under which a firm labels and sells a product exclusively under its own name when, in fact, that product is manufactured by another firm (a practice which occurs in the general insurance area) or a product is co-branded using both the name of the manufacturer and distributor
"with-profits policy" or "participating policy"	a policy under which (in addition to guaranteed benefits specified in the policy) additional bonuses may be payable. The declaration of such bonuses (usually annually) reflects, amongst other things, the overall investment performance of the fund of which the policy forms part; "without-profits policy" or "non-participating policy" means a policy where no such additional bonuses are payable
"with-profits units"	notional units whose value or number varies by reference to premiums paid, to bonuses declared or surpluses otherwise distributed for the purposes of calculating benefits payable under policies

Printed by **St Ives Burrups** B727837/11908
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

File No. 82-34758

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

HHG PLC

2. Name of director

Roger Patrick Handley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CHESS Depositary Nominees Pty Limited for Crown Advisory Services Pty Limited
as trustee for Superannuation Fund Account

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of CHESS Depositary Interests on the Australian Stock Exchange

7. Number of shares / amount of stock acquired

100,000

8. Percentage of issued class

<0.01%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ten pence ordinary shares

12. Price per share

A$0.96

13. Date of transaction

8th January 2004

14. Date company informed

8th January 2004

15. Total holding following this notification

106,294

16. Total percentage holding of issued class following this notification

<0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Adrian Goodenough

020 7818 5221

25. Name and signature of authorised company official responsible for making this notification

Adrian Goodenough

020 7818 5221

Date of Notification

8th January 2004

File No. 82-34758

RECEIVED
2004 APR 19 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

HHG PLC

2. Name of director

David John Seymour Roques

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Beneficial holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David John Seymour Roques

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

25,000

8. Percentage of issued class

<0.01%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ten pence ordinary shares

12. Price per share

44.5 pence

13. Date of transaction

15.01.2004

14. Date company informed

15.01.2004

15. Total holding following this notification

25,000

16. Total percentage holding of issued class following this notification

<0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Adrian Goodenough

020 7818 5221

25. Name and signature of authorised company official responsible for making this notification

Adrian Goodenough

020 7818 5221

Date of Notification

16.01.2004

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	89,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs issued over fully paid ordinary shares quoted on the LSE

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, will rank equally with existing CDIs
5	Issue price or consideration	89,000,000 CDIs issued over fully paid ordinary shares at 48 pence (A$1.16) per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds will be used to part finance the acquisition of the remaining 24% interest in HHG Invest PLC that HHG PLC does not currently own
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	CDIs to be entered on 6 April 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	CDIs:
1,644,297,829	At 23 December 2003.
+ 64,122,702	Net transfers* to date.
+ 89,000,000	New issue.
1,797,420,531	
	* transfers between CDIs and ordinary shares listed on the LSE

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,710,209,470	Fully paid ordinary shares quoted on LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for existing CDIs

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 April 2004
(Director/Company secretary)

Print name: ....Gerald Watson, Company Secretary....................

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34758

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA OR JAPAN

31 March 2004

HHG PLC

Placing of new shares

HHG PLC ("**HHG**") has today announced its preliminary results and published its annual report for the year ended 31 December 2003. In addition, HHG today announces that it intends to offer 246,160,000 new ordinary shares through a placing of new ordinary shares (the "**Placing Shares**") and CHESS depositary interests ("**CDIs**") representing Placing Shares to institutional investors (the "**Placing**"). HHG has appointed UBS Limited ("**UBS**") and Cazenove & Co. Ltd ("**Cazenove**", together with UBS, the "**Managers**") as joint lead managers and bookrunners of the Placing.

HHG intends to use the proceeds of the Placing together with existing internal resources to acquire from its subsidiary, Pearl Assurance plc ("**Pearl**"), the remaining 24% of HHG Invest plc ("**HHG Invest**") which it does not directly own for approximately £118.7m (the "**Acquisition**"). The Acquisition is conditional on the completion of the Placing. The Acquisition maximises HHG's direct economic exposure to, in particular, Henderson (the investment management business of the HHG group) and simplifies the HHG group's structure.

In addition, there are benefits in terms of the regulatory capital position of Pearl in relation to the proposals outlined in Consultation Paper 204 published by the UK Financial Services Authority. In the listing particulars published by HHG and approved by the UK Listing Authority ("**UKLA**") on 27 November 2003 ("**Listing Particulars**"), HHG stated that if these proposals are implemented in their current form, they could reduce the amount of Pearl's admissable assets by approximately £210m from the start of 2005. The acquisition of the remaining 24% of HHG Invest will mitigate this potential adverse impact by approximately £118.7m .

The issue of the Placing Shares will take place at a price established through a bookbuild process to be carried out by the Managers as agents for HHG.

Details of the number of Placing Shares to be issued and the price at which they are to be offered are expected to be determined and announced as soon as practicable after the bookbuild process closes (which is expected to be no later than 4.30 pm on 31 March 2004 (UK time)). The Placing is conditional on the matters described in Appendix 1 to this announcement and will be conducted in accordance with the terms and conditions set out in Appendix 1.

The Placing Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of 10p each in the capital of HHG.

Application has been made for the Placing Shares to be admitted to the Official List maintained by the UK Listing Authority, and to be admitted to trading by the London Stock Exchange on its market for listed securities. Application for quotation on the financial market operated by Australian Stock Exchange Limited ("**ASX**") will also be made for the CDIs representing the Placing Shares.

EXPECTED TIMETABLE

	2004
Book build closes	no later than 4.30 pm on 31 March (UK time) / 1.30 am on 1 April (Sydney time)
Announcement of the Placing Price on the Regulatory News Service	no later than 6.00 pm on 31 March (UK time)
Announcement of the Placing Price on ASX	no later than 10.00 am on 1 April (Sydney time)
Settlement of transactions in CDIs representing Placing Shares	on 6 April (Sydney time)
Settlement of transactions in Placing Shares	on 6 April (UK time)
Placing Shares commence trading on the London Stock Exchange	8.00 am on 6 April (UK time)
CDIs representing the Placing Shares commence trading on the ASX	10.00 am on 7 April (Sydney time)

These times and dates are based on current expectations and the Managers reserve the right to close the bookbuild early or extend the timetable.

ENQUIRIES

HHG

Gail Williamson 44 207 818 5310

UBS Limited

Ian Gladman/Christopher Smith 44 20 7567 8000

Cazenove & Co. Ltd

Tim Wise 44 20 7588 2828

This announcement has been issued by, and is the sole responsibility of, HHG. UBS and Cazenove are acting exclusively for HHG and no one else in connection with the Placing and will not be responsible to anyone other than HHG for providing the protections afforded to clients of UBS or Cazenove, respectively, nor for providing any advice in relation to the Placing or any other matters referred to in this press announcement.

This announcement is for information purposes only and does not form part of any offer of securities, or constitute a solicitation of any offer to purchase or subscribe for securities except that it will form part of an offer of securities made by HHG in Australia under the Australian Prospectus (as defined below).

Members of the public are not eligible to take part in the Placing. This announcement, in so far as it constitutes an invitation or inducement to participate in the Placing, is directed only at persons who

have professional experience in matters relating to investments who fall within article 19(1) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "**Order**") or are persons falling within article 49(2) (a) to (d) of the Order (all such persons together being referred to as "**Relevant Persons**"). This announcement, in so far as it constitutes an invitation or inducement to participate in the Placing, must not be acted on or relied on by persons who are not Relevant Persons. Any investment or inducement activity in so far as relating to participation in the Placing is available only to Relevant Persons and will be engaged in only with Relevant Persons.

The making of an offer in certain jurisdictions, or to residents who are citizens of certain jurisdictions ("**Foreign Persons**"), may be restricted by laws of the relevant jurisdictions. Foreign Persons should inform themselves about and observe any such applicable legal requirements in their respective jurisdiction.

This announcement is not for distribution, directly or indirectly, in or into the United States. This document is not an offer of securities for sale into the United States. The Placing Shares have not been and will not be registered under the US Securities Act of 1933 (the "**Securities Act**") or under the securities laws of any state of the United States and may not be offered or sold within the United States unless they are registered with the US Securities and Exchange Commission or an exemption from registration is available. No public offering of the Placing Shares will be made in the United States.

In Australia, the offer of Placing Shares and the CDIs will be made under the terms of a prospectus to be lodged with the Australian and Securities Investments Commission ("**ASIC**") following determination of the price at which the Placing Shares have been placed. The prospectus will be made available to Australian investors when the Placing Shares and CDIs are offered and anyone who wishes to acquire the Placing Shares and CDIs will need to complete the application form that will be in or will accompany the prospectus, it being made clear that members of the public will not be offered any Placing Shares and CDIs. Offers of Placing Shares and CDIs will be made in Australia only to certain sophisticated investors and professional investors. HHG is not seeking the approval of shareholders for the Placing.

This announcement and the information contained herein are not for publication or distribution to persons in Canada or Japan or in any jurisdiction in which such publication or distribution is unlawful.

APPENDIX 1

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

IMPORTANT INFORMATION ON THE PLACING

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT IS DIRECTED ONLY AT PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) ("INVESTMENT PROFESSIONALS") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (THE "ORDER") OR ARE PERSONS FALLING WITHIN ARTICLE 49(2) (A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.") OF THE ORDER OR TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS ANNOUNCEMENT, IN SO FAR AS IT CONSTITUTES AN INVITATION OR INDUCEMENT TO PARTICIPATE IN THE PLACING, MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INDUCEMENT ACTIVITY IN SO FAR AS RELATING TO PARTICIPATION IN THE PLACING IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS ANNOUNCEMENT DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN HHG.

If a Placee (except one who is in Australia) chooses to participate in the Placing by making an oral offer to acquire Placing Shares in the capital of HHG it will be deemed to have read and understood this announcement in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties and acknowledgements, contained in this Appendix 1. In particular the Placee represents, warrants and acknowledges that it:

1. is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of its business and has professional experience in matters relating to investments and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business; and

2. is outside the United States and is purchasing the Placing Shares for its own account or is purchasing the Placing Shares for an account with respect to which it exercises sole investment discretion and that it (and any such account) is outside the United States or it is a dealer or other professional fiduciary in the United States acting on a discretionary basis for non-US beneficial owners (other than an estate or trust), in reliance upon Regulation S under the Securities Act.

If a Placee who is in Australia (an "**Australian Person**") chooses to participate in the Placing, that Placee must apply for Placing Shares by completing the application form that is in or which accompanies the Australian Prospectus (as defined below).

In this Appendix, unless the context otherwise requires Placee means a person (including individuals, funds or others) on whose behalf a commitment to acquire Placing Shares has been given and references to Placing Shares shall include those new ordinary shares represented by CDIs.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for Placing Shares in the United States, Canada, Japan or in any jurisdiction in which such

offer or solicitation is or may be unlawful and the information contained herein is not for publication or distribution, directly or indirectly, to persons in the United States, Canada, Japan or in any jurisdiction in which such publication or distribution is or may be unlawful.

The Placing Shares referred to in this announcement have not been and will not be registered under the Securities Act and subject to certain exceptions, may not be offered, or sold or transferred within the United States. The Placing Shares are being offered and sold outside the United States in reliance on Regulation S under the Securities Act.

The distribution of this announcement and the placing and/or issue of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by HHG, UBS or Cazenove that would permit an offer of such ordinary shares or possession or distribution of this announcement or any other offering or publicity material relating to such ordinary shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by HHG, UBS and Cazenove to inform themselves about and to observe any such restrictions.

Application for admission to listing and trading

Application has been made to the UKLA for admission of the Placing Shares to the Official List maintained by the UKLA and to the London Stock Exchange plc (the "**London Stock Exchange**") for admission to trading of the Placing Shares on the London Stock Exchange's market for listed securities ("**Admission**"). Application for quotation on the financial market operated by ASX will also be made for the CDIs.

It is expected that dealings in the Placing Shares on the London Stock Exchange will commence no later than 8.00 am on 6 April 2004 (UK time), and that the CDIs will commence trading on the ASX no later than 10.00 am on 7 April 2004 (Sydney time).

Details of the Placing Agreement and the Placing Shares

The Managers have entered into a placing agreement (the "**Placing Agreement**") with HHG under which each of the Managers has, subject to the satisfaction of certain conditions and the agreement not having been terminated, agreed severally, as agent of HHG, to use its reasonable endeavours to procure Placees to acquire the Placing Shares on the terms and subject to the conditions set out in this Appendix , or failing which to acquire such Placing Shares themselves.

The Placing Shares will, when issued, be credited as fully paid and be free from any pledge, lien, mortgage, security interest, claim or equity or similar rights or pre-emptive rights and will rank pari passu with the existing ordinary shares of 10p each of HHG.

Bookbuild

Commencing today each of the Managers will be conducting an accelerated Bookbuild process (the "**Bookbuild**") to arrange participation in the Placing. This Appendix 1 gives details of the terms and conditions of, and the mechanics of participation in, the Bookbuild. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

How to participate in the Bookbuild

If a Placee wishes to participate in the Bookbuild it should communicate its bid by telephone to the Placee's usual sales contact at UBS or Cazenove. If successful, the Placee's allocation will be confirmed to it orally following the close of the Bookbuild, and a conditional contract note will be dispatched as soon as possible thereafter. The relevant Manager's oral confirmation to the Placee,

following completion of the Bookbuild, will constitute a legally binding commitment upon it to acquire for the number of Placing Shares allocated to it on the terms and conditions set out in this announcement and in accordance with HHG's Memorandum and Articles of Association. In particular, a Placee who is in Australia must apply for the number of Placing Shares allocated to it by completing the application form that is in or which accompanies the Australian Prospectus (as defined below). HHG will make a further announcement following the close of the Bookbuild detailing the number of Placing Shares to be issued and the price at which the Placing Shares have been placed.

Principal terms of the Bookbuild Process

(A) Each of UBS and Cazenove are arranging the Placing severally and not jointly as agent of HHG. Participation will only be available to persons invited to participate by either of the Managers. Each of the Managers is entitled to enter bids as principal in the Bookbuild.

(B) The obligations of a Placee will be owed by the Placees to HHG and to the Managers through whom the Placee submitted its bid. The allotment and issue of Placing Shares to a Placee by HHG will be in consideration for the transfer to HHG of shares in a Jersey incorporated company by the relevant Manager. Each Placee will, however, also have an immediate, separate and binding obligation, owed to the relevant Manager, to pay to it in cleared funds an amount equal to the product of the Placing Price and the amount of the Placing Shares it has agreed to acquire. The relevant Manager will procure the allotment by HHG of such Placing Shares to a Placee by effecting the necessary transfer to HHG of shares in the Jersey company following that Placee's payment to such Manager of such amount.

(C) The Placing is to be made outside the United States within the meaning of and pursuant to Regulation S under the Securities Act.

(D) The Bookbuild will establish a single price (the "**Placing Price**") payable by all Placees to the Managers. The Placing Price will be agreed between UBS, Cazenove and HHG following completion of the Bookbuild and any discount to the market price of the ordinary shares of HHG will be determined in accordance with the Listing Rules of the UKLA and IPC guidelines. The Placing Price is expected to be announced (the "**Pricing Announcement**") on the Regulatory News Service no later than 6.00 pm on 31 March 2004 (UK time) and on ASX no later than 10.00 am on 1 April 2004 (Sydney time).

(E) To enter a bid in the Bookbuild, the Placee should communicate its bid by telephone to the Placee's usual sales contact at UBS or Cazenove. The Placee's bid should state the number of Placing Shares or monetary amount which it wishes to acquire or pay at either the Placing Price which is ultimately established by HHG and the Managers or at prices up to a price limit specified in the Placee's bid.

(F) Each of the Managers reserves the right not to accept bids or to accept bids in part rather than in whole. The acceptance of bids shall be at each of the Manager's absolute discretion.

(G) The Bookbuild is expected to close no later than 4.30 pm on 31 March 2004 (UK time), with the timing of closing at the absolute discretion of the Managers. Each of the Managers may, at its sole discretion, accept bids that are received after the Bookbuild has closed.

(H) A bid in the Bookbuild will be made on the terms and conditions in this announcement and if accepted will be legally binding on the Placee by which, or on behalf of which, it is made and will not be capable of variation or revocation after the close of the Bookbuild.

Conditions of the Placing

The obligations of each of the Managers under the Placing Agreement will be conditional, inter alia, on:

(a) HHG having delivered to the Managers a notice confirming, inter alia, that there have been no breaches of warranties under the Placing Agreement;

(b) the receipt by the Managers on or before the time of Admission becoming effective of certain legal opinions in accordance with the terms of the Placing Agreement;

(c) the term sheet having been executed in accordance with the terms of the Placing Agreement;

(d) Admission having occurred by 8.00 a.m. (UK time) no later than 6 April 2004 (or such later date as the Managers may agree);

(e) HHG having allotted the Placing Shares in accordance with the Placing Agreement conditional only on Admission; and

(f) the publication of this announcement, and the Pricing Announcement in accordance with the Listing Rules of the UKLA, and, in the case of this announcement, its lodgement with ASIC, as required by the Placing Agreement; and

(g) on or before the date of Admission, the ASX not having stated that it will not permit the official quotation of the CDIs which represent beneficial ownership interests in the Placing Shares;

If, (a) the conditions above are not satisfied or waived by the Managers by the relevant time and/or date or (b) the Placing Agreement is terminated in the circumstances specified below, the Placing will lapse and the Placee's rights and obligations hereunder shall cease and determine at such time and no claim can be made by the Placee in respect thereof.

The Managers reserve the right to waive or to extend the time and/or date for fulfilment of any of the conditions in the Placing Agreement (save that fulfilment of the condition in paragraph (d) above may not be waived). Any such extension or waiver will not affect Placees' commitments. Neither of the Managers shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision it may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition in the Placing Agreement.

Right to terminate under the Placing Agreement

Either of the Managers may by notice in writing terminate the Placing Agreement at any time prior to Admission becoming effective if it is of the opinion, acting in good faith, that any of the following circumstances has occurred:

(a) HHG has failed to comply with any obligation under the Placing Agreement which, in any case, is material in the context of the Placing;

(b) there has occurred any breach of any representation, warranty or undertaking given in the Placing Agreement or an event has occurred or is likely to occur which, if those representations, warranties and undertakings were repeated immediately after that event, would give rise to a breach of any of them;

(c) there has been a change in or a development involving a prospective change in or affecting the condition (financial or otherwise), prospects, management, regulatory capital position, shareholders funds, earnings, results of operations or business affairs of the Issuer or any Principal Group Company (as defined in the Placing Agreement) and which, in any case, is material in the context of the Placing;

(d) there has occurred (i) any material adverse change or development involving a prospective material adverse change, whether or not foreseeable at the date of this agreement, in financial, political (including an outbreak or escalation of hostilities or act of terrorism), economic or market conditions or currency exchange rates or exchange controls in the United Kingdom or elsewhere; or (ii) any change or development involving a prospective change in taxation adversely affecting HHG or the transfer of HHG's ordinary shares (including the Placing Shares); or (iii) any other calamity or crisis, and in each case, which would be likely to prejudice materially dealings in the HHG's ordinary shares (including the Placing Shares) in the secondary market;

(e) except for any trading halt in Australia related to the Placing, trading in any securities of the Issuer has been suspended or materially limited by the London Stock Exchange or the ASX or on any other exchange or over the counter market, or if trading generally on the London Stock Exchange or the ASX has been suspended or materially limited, or minimum or maximum prices for trading in securities have been fixed, or maximum ranges for prices have been required, by either of the aforesaid exchanges or by such system or by order of any governmental or regulatory authority which would be likely to materially prejudice dealings in HHG's ordinary shares (including the Placing Shares) in the secondary market;

(f) a general moratorium on commercial banking activities has been declared by the relevant authorities in the United Kingdom or Australia or if there has occurred a material disruption in commercial banking or securities settlement or clearance services in the United Kingdom or Australia which would be likely to materially prejudice dealings in HHG's ordinary shares (including the Placing Shares) in the secondary market or which, in the judgement of the Managers, makes it impracticable or inadvisable to proceed with the Placing;

(g) ASIC has issued a stop order under section 739(1) of the Corporations Act 2001 (Cth) (the "**Corporations Act**") or an interim order under section 739(3) of the Corporations Act or ASIC applies for an order under sections 1324B or 1325 of the Corporations Act in relation to the Australian Prospectus; or

(h) any person whose consent to the issue of the Australian Prospectus is required by section 720 of the Corporations Act refuses to give their consent or having previously consented withdraws such consent or any person otherwise named in the Australian Prospectus with their consent (other than the Underwriters) withdraws such consent.

By participating in the Bookbuild the Placee agrees with the Managers that the exercise by either of the Managers of any right of termination or other discretion under the Placing Agreement shall be pursuant to that agreement and that the Managers need not make any reference to the Placee and that neither of the Managers shall not have any liability to the Placee whatsoever in connection with any such exercise. By participating in the Bookbuild the Placee agrees that its rights and obligations in respect of the Placing will not be capable of rescission or termination by the Placee.

No Prospectus (except in Australia)

No prospectus or listing particulars has been, or will be, submitted to be approved by the UKLA or filed with the Registrar of Companies in England and Wales in relation to the Placing Shares.

Acquisitions of Placing Shares will be made on the basis that the relevant Placee has not relied (i) on any information, representation and/or warranties made by or on behalf of either of the Managers nor (ii) on any information, representation and/or warranties made by or on behalf of HHG, other than the information contained in (a) in the case of Placees who are not Australian Persons, this announcement and HHG's announcement today of its preliminary results for the year ended 31 December 2003 (the "**Preliminary Results Announcement**"), or (b) in the case of Placees who are Australian Persons, the prospectus to be lodged by HHG with the ASIC in connection with the offer of the Placing Shares which incorporates this announcement and the Preliminary Results Announcement by reference (the "**Australian Prospectus**").

Each Placee, by accepting a participation in the Placing, agrees that the content of this announcement, the Preliminary Results Announcement and the Pricing Announcement (and, in the case of Australian Persons, the Australian Prospectus) is exclusively the responsibility of HHG and confirms that it has neither received nor relied on any other information, representation, warranty or statement made by or on behalf of either of the Managers or HHG and that neither of the Managers will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of HHG. Nothing in this paragraph shall however exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. Each of the Managers reserves the right to require settlement for and delivery of the Placing Shares to Placees in such other means that it deems necessary if delivery or settlement is not possible within the CREST system within the timetable set out in this announcement or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

If a Placee is allocated any Placing Shares in the Bookbuild it will be sent a conditional contract note that will state the number of Placing Shares allocated to it, the Placing Price and the aggregate amount owed by it. Settlement in the UK will be on a T+4 basis. Interest is chargeable daily on payments to the extent that value is received after the due date at the rate of 4 percentage points above prevailing LIBOR.

If the Placee does not comply with these obligations, the relevant Manager may sell the Placing Shares allocated to the Placee on its behalf and retain from the proceeds an amount equal to the Placing Price plus any interest due. The Placee will, however, remain liable for any shortfall below the Placing Price and it may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of its Placing Shares on its behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, the Placee should ensure that the contract note is copied and delivered immediately to the relevant person within that organisation.

Insofar as Placing Shares are registered in the Placee's name or that of its nominee or in the name of any person for whom the Placee is contracting as agent or that of a nominee for such person, such Placing Shares will, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. The Placee will not be entitled to receive any fee or commission in connection with the Placing.

If a Placee is an Australian Person, settlement of transaction in the Placing Shares will be in Australian dollars and in accordance with the provisions set out in the application form that is in or which accompanies the Australian Prospectus.

Representations, warranties and other agreements

Subject to such additional or different representations and agreements as may be made or deemed to be made by particular Placees, by participating in the Bookbuild each Placee (and any person acting on its behalf):

(a) if it is not an Australian Person, represents and warrants that it has read this announcement and the Preliminary Results Announcement;

(b) if it is an Australian Person, represents and warrants that it has read this announcement and the Australian Prospectus;

(c) acknowledges that no offering document or prospectus has been prepared in connection with the placing of the Placing Shares, in any jurisdiction other than the Australian Prospectus which has been prepared in accordance with Chapter 6D of the Corporations Act 2001 (Cth) and lodged with ASIC for the offer of the Placing Shares in Australia;

(d) if it is not an Australian Person, acknowledges that the content of this announcement, the Preliminary Results Announcement and the Pricing Announcement is exclusively the responsibility of HHG and represents, warrants and agrees that the only information upon which it is entitled to rely and on which it has relied in committing itself to acquire Placing Shares is that contained in this announcement and the Preliminary Results Announcement;

(e) if it is an Australian Person, acknowledges that the content of this announcement, the Australian Prospectus and the Pricing Announcement is exclusively the responsibility of HHG and represents, warrants and agrees that the only information upon which it is entitled to rely and on which it has relied in committing itself to acquire Placing Shares is that contained in the Australian Prospectus;

(f) represents and warrants that it has neither received nor relied on any other information, representation, warranty or statement made by or on behalf of either of the Managers or HHG and neither HHG nor either of the Managers will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement;

(g) acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of HHG in deciding to participate in the Placing;

(h) represents and warrants that the issue to the Placee, or the person specified by the Placee for registration as holder, of Placing Shares other than those Placing Shares represented by CDIs will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services);

(i) if it is in the UK, represents and warrants that it has complied with its obligations in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002, Terrorism Act 2000 and the Money Laundering Regulations (2003) (the "Regulations") and, if it is making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;

(j) represents and warrants that it falls within paragraph 3(a) of Schedule 11 to the Financial Services and Markets Act 2000 ("**FSMA**"), being a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business, and within Article 19 and/or 49 of the Financial Services and

Markets Act 2000 (Financial Promotion) Order 2001, as amended, and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

(k) represents and warrants that it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

(l) represents and warrants that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving the United Kingdom;

(m) represents and warrants that it has not offered or sold and will not offer or sell any Placing Shares in the United Kingdom except in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offer of Securities Regulations 1995;

(n) represents and warrants that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to this participation and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this announcement);

(o) undertakes that it will pay the Placing Price in accordance with this announcement on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other Placees or sold at such price as each of the Managers determines;

(p) acknowledges that participation in the Placing is on the basis that it is not and will not be a client or customer of either of the Managers and that neither of the Managers has any duties or responsibilities to it for providing the protections afforded to their clients or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement;

(q) undertakes that (i) the person who it specifies for registration as holder of the Placing Shares will be the Placee or the Placee's nominee, as the case may be, (ii) neither of the Managers nor HHG will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement, and (iii) the Placee and any person acting on its behalf agrees to the Placing on the basis that the Placing Shares will be allotted: (A) in the case of Placees who are not Australian Persons, to the CREST stock accounts of either of the Managers who will hold them as nominee on its behalf until settlement in accordance with its standing settlement instructions; and (B) in the case of Placees who are Australian Persons, to CHESS Depositary Nominees Pty Limited, with CDIs representing such shares being issued to that Placee in accordance with the settlement instructions in the application form that is in or which accompanies the Australian Prospectus;

(r) acknowledges that any agreements entered into by it pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and it submits (on behalf of itself and on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract;

(s) acknowledges and any person acting on its behalf acknowledges that the Placing Shares have not been and will not be registered under the securities legislation of Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced, delivered or transferred, directly or indirectly, within Canada or Japan;

(t) represents and warrants that it is entitled to acquire and/or purchase Placing Shares under the laws of all relevant jurisdictions which apply to it and that it has fully observed such laws and obtained all such governmental and other guarantees and other consents which may be required thereunder and complied with all necessary formalities;

(u) acknowledges that the Placing Shares have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States, and are being offered and sold on behalf of HHG only outside the United States in accordance with Rule 903 of Regulation S under the Securities Act ("Regulation S");

(v) acknowledges that the Placing Shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority and agrees not to reoffer, resell, pledge or otherwise transfer the Placing Shares except (i) outside the United States in offshore transactions in accordance with Regulation S under the Securities Act or (ii) pursuant to another available exemption under the Securities Act, and in either case, in compliance with all applicable laws;

(w) represent and warrants that it is purchasing the Placing Shares in an "offshore transaction" in accordance with Rule 903 or Rule 904 under the Securities Act;

(x) acknowledges and understands that HHG, the Managers and others will rely upon the truth and accuracy of the foregoing representations, warranties and acknowledgements; and

(y) acknowledges that the agreement to settle its acquisition (and/ or the acquisition of a person for whom it is contracting as agent) free of stamp duty and stamp duty reserve tax depends on the settlement relating only to an acquisition by it and/or such person direct from HHG for the Placing Shares in question. Such agreement assumes that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts (other than the issues of CDIs) or to transfer the Placing Shares into a clearance service. If there are any such arrangements, or the settlement relates to any other dealing in the Placing Shares, stamp duty or stamp duty reserve tax may be payable, for which neither HHG nor either of the Managers will be responsible. If this is the case, the Placee should take its own advice and notify the relevant Manager.

The representations, warranties, acknowledgements and undertakings contained in this letter are given to each of the Managers for themselves and on behalf of HHG and are irrevocable.

APPENDIX 2

INFORMATION REGARDING HHG

The following information is extracted from the Company's Australian Prospectus to be lodged with ASIC.

HHG's Listing Particulars and Supplementary Listing Particulars

Listing Particulars were published by HHG and approved by the UKLA on 27 November 2003 ("**Listing Particulars**"). In addition, supplementary listing particulars, updating certain information contained in the Listing Particulars, were published by HHG and approved by the UKLA on 19 December 2003 (the "**Supplementary Listing Particulars**").

Since the date of the Listing Particulars, a number of the transactions described in the Listing Particulars (including the demerger of HHG from the AMP Group) have taken place and certain transactions (including the proposed issue of the convertible loan notes) have not been proceeded with.

The following table sets out details of any material changes, or confirmation that there have been none, in respect of certain matters described in the Listing Particulars since 27 November 2003.

Parts from Listing Particulars incorporated by reference	Description of contents	Material changes (if any)	Of interest to
"Part 4 – The business of the HHG Group" on pages 29 to 59	This part contains an overview of the HHG Group including the Henderson, Life Services, Towry Law and Virgin Money businesses, and a summary of the HHG Group's risk management.	Save for the additional information that is set out in the Preliminary Results Announcement, there are no material changes to this Part of the Listing Particulars.	A
"Part 5 – Risk Factors" on pages 60 to 74 (excluding the information under the heading "Risks Relating to the Listing on the LSE and ASX and the Global Offer")	This part contains a summary of the risks associated with Life Services, Towry Law, Henderson and other risks associated with the HHG Group. It also contains a summary of the legal and regulatory risks associated with the HHG Group.	Save for the additional information that is set out in the Preliminary Results Announcement, there are no material changes to this Part of the Listing Particulars	A
"Part 6 – Management, corporate governance and employees" on pages 77 to 82	This part contains a summary of the management of HHG, corporate governance policies for the HHG Group, and details about the number of employees in the HHG Group, its corporate culture and its remuneration policies.	There are no material changes to this Part of the Listing Particulars apart from the appointment of John Roques, and the resignation of Andrew	A

		Mohl, as non-executive directors.	
"Part 11 – Regulation" on pages 217 to 227	This part contains an overview of the regulatory regime within which the HHG Group operates. The principal regulations that are material to the business activities of the HHG Group are summarised.	There are no material changes to this Part of the Listing Particulars	A
"Part 15 – Additional information", section entitled "Summary of the Memorandum and Articles of Association of HHG" on pages 269 to 273	This section sets out a summary of the certain provisions in HHG's Memorandum and Articles of Association including provisions dealing with the rights attaching to shares, transfer of shares, changes in share capital, variation of rights, lien and forfeiture, directors' interests, remuneration of directors, appointment of directors, retirement of directors, borrowing powers, indemnity and the rights of members resident outside of the United Kingdom to receive notices or other documents.	There are no material changes to this Part of the Listing Particulars	A
"Part 15 – Additional Information", section entitled "Material Contracts" on pages 291 to 301 (excluding underwriting agreement, sponsor's agreement and the deed poll)	This section sets out a summary of the Demerger Deed, the Transitional Services Agreement, Litigation and Insurance Management Deed, the agreement with Computershare Investor Services Pty Limited, the agreement relating to sale and purchase of the private client asset management business of Henderson Global Investors Limited, the agreement relating to the sale and purchase of the entire issued share capital of Virgin Money Limited, the guarantee in favour or the Royal Bank of Scotland PLC, the agreement relating to the sale of Pearl's general insurance business, the agreements relating to the overcoat arrangements for the long term life insurance business. the agreement relating to the sale and purchase of the entire issued share capital of companies carrying on business as Cogent, the agreements in relation to CSC outsourcing and the National Provident Life securitisation.	There are no material changes to this Part of the Listing Particulars	A
"Part 15 – Additional information", section entitled	This section discloses that no member of the HHG Group was involved in any material legal or arbitration proceedings.	There are no material changes to this Part of the Listing Particulars	A

"Litigation" on page 301			
"Part 15 – Additional information", section entitled "CHESS Depositary Interests" on pages 301 to 303	This section summarises the rights and entitlements attaching to CDIs.	There are no material changes to this Part of the Listing Particulars.	A

Parts from Supplementary Listing Particulars incorporated by reference	**Description of contents**	**Material changes(if any)**	**Of interest to**
The section entitled "Virgin Money" on page 4	This section discusses the possible sale by the HHG Group of its stake in Virgin Money to the Virgin Group.	In line with its stated strategy, HHG continues to explore the potential sale of its stake in Virgin Money to the Virgin Group – refer to the Preliminary Results Announcement for further details.	A
The section entitled "Ample" on page 4	This section refers to the conditional contracts for the sale of the Ample business by HHG.	The sale of the Ample business completed in February 2004 – refer to the Preliminary Results Announcement for further details	A
The section entitled "Substantial Shareholdings" on page 4	This section contains details of substantial shareholders in HHG.	Following successful completion of the Placing, assuming AMP does not participate in the Placing, AMP's shareholding will decrease from 11% to 10%	A
The section entitled "Use of Proceeds" on page 5	This section explains that the balance of any additional net proceeds raised in the Global Offer in excess of £100 million will be applied by HHG to increase its controlling interest in HHG Invest.	There are no material changes to this section of the Supplementary Listing Particulars	A
The section entitled "Material Contracts" on pages 5 and 6 (excluding the underwriting agreement and	This section updates the corresponding section in the Listing Particulars relating to Material Contracts (see above)	There are no material changes to this section of the Supplementary Listing Particulars	A

sponsor's agreement)

Additional Information in relation to the Placing

Summary of Material Contracts

Placing Agreement

A placing agreement dated 30 March 2004 has been entered into by HHG, UBS and Cazenove (the "**Placing Agreement**") pursuant to which:

(i) UBS and Cazenove have undertaken to use reasonable endeavours to procure placees to take up the Placing Shares or, failing which, to take up the Placing Shares themselves;

(ii) HHG has undertaken to issue the Placing Shares to the placees nominated by UBS and Cazenove in consideration for UBS and Cazenove transferring to HHG their entire holdings of preference shares and ordinary shares in HHG Capital (Jersey) Limited, a company incorporated in Jersey ("**JerseyCo**");

(iii) HHG has undertaken to pay UBS and Cazenove a commission calculated by reference to the proceeds of the Placing;

(iv) conditional on Admission, HHG has undertaken that until the date six months following the closing of the Placing it will not issue, offer, sell, contract to sell or issue, grant any option right or warrant to subscribe or purchase or otherwise dispose of, directly or indirectly, any Shares or any securities convertible into Shares or which carry rights to subscribe for Shares or enter into any transaction which has the same economic effect as any of the foregoing or publicly announce any intention to do such things. However such undertaking shall not apply to the issue of the Placing Shares or the grant in accordance with normal practice, or exercise of options under HHG's share option and incentive schemes; and

(v) conditional on Admission, the Managers have agreed to release HHG from the undertaking given by it in the same terms as set out in paragraph (iv) above in the underwriting and sponsors' agreement dated 19 December, 2003 which ran for a period of 6 months from 23rd December, 2003, the date the HHG ordinary shares were originally admitted to trading on the London Stock Exchange.

The Placing Agreement also contains certain representations, warranties and indemnities given by HHG to UBS and Cazenove, and a number of termination events which are summarised in the Placing Announcement.

Transfer Agreement

A transfer agreement dated 30 March 2004 has been entered into between HHG, JerseyCo, UBS and Cazenove ("**Transfer Agreement**"), pursuant to which:

(i) subject to certain conditions (including the Placing Agreement becoming unconditional), UBS and Cazenove have agreed to subscribe for non-exchangeable no par value redeemable preference shares in JerseyCo at such number and price as is set out in a term sheet to be executed by the parties, and

(ii) HHG has agreed, upon the Placing Agreement becoming unconditional, to purchase such preference shares from UBS and Cazenove in consideration for the allotment and issue by HHG of ordinary shares in HHG to placees in accordance with the Placing Agreement.

Acquisition Agreement

An acquisition agreement has been entered into between HHG and Pearl (a wholly-owned indirect subsidiary of HHG) pursuant to which HHG has agreed to acquire Pearl's entire shareholding in HHG Invest (being 113 million ordinary shares) for approximately £118.7 million. Completion of this agreement is conditional upon completion of the Placing Agreement. Following completion of this agreement, HHG will be the sole shareholder of the ordinary share capital in HHG Invest.

Share Capital

The authorised and issued share capital of HHG as at the date of this Placing Announcement is as follows:

Authorised			Issued	
Number	Amount	Class of Shares	Number	Amount
4,250,000,000	£425,000,000	ordinary shares of 10 pence nominal value each	2,464,049,470	£246,404,947

The authorised and issued share capital of HHG as it is expected to be immediately following issue of the Placing Shares (assuming that all Placing Shares offered are issued) under the Offer is as follows:

Authorised			Issued	
Number	Amount	Class of Shares	Number	Amount
4,250,000,000	£425,000,000	ordinary shares of 10 pence nominal value each	2,710,209,470	£271,029,947

File No. 82-34758

HHG PLC

Full Year 2003 Results

Roger Yates, Chief Executive Officer
Toby Hiscock, Chief Financial Officer

31 March 2004
All information in £

DISCLAIMER

These materials issued by HHG are a summary of certain information contained in the announcement dated 31 March 2004 relating to the Full Year 2003 results of HHG and should be read in conjunction with the full text of the announcement.

This presentation contains forward-looking statements with respect to the financial condition, results and business of HHG. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. HHG's actual future results may differ materially from the results expressed or implied in these forward-looking statements.

These materials do not form any part of any offer to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares in HHG, nor shall those materials or any part of them nor the fact of their distribution form the basis of, or be relied upon in connection with, any contract or investment decision in relation thereto.

These materials are not an inducement to participate in the placing announced by HHG by a placing announcement dated 31 March 2004 and these materials do not constitute investment advice. Investors should take independent advice if they are entitled to participate in the placing. Recipients of these materials who are considering participation in the placing are reminded that any such participation would be made solely on the basis of the information *contained in the placing announcement. No reliance may be placed for any purpose whatsoever on these materials, on their accuracy or on their* completeness. No representation or warranty, express or implied, is given by or on behalf of HHG or any of its respective shareholders, directors, officers or employees or any other person as to the accuracy or completeness of the information or opinions contained in these materials, and no liability is accepted for *such information or opinions.*

This presentation is not an offer of securities for sale in the United States and the securities may not be offered or sold in the United States absent registration or an exemption from registration.

- **2003 summary**
- Operational review — Roger Yates
- Financial highlights — Toby Hiscock
- 2004 outlook — Roger Yates

Overview - Group


Henderson
Global Investors
A leading European based
investment manager
£71bn AUM
Strength in
diversification
Strategic focus &
growth engine
Life
Services
Closed Life
companies
– restructured
& reduced risk
Brands: Pearl,
London Life, NPI
5.0 million policies
Efficiency and
capital release
HHG PLC
Towry Law
Virgin Money
Value opportunity
Other

- ✓ Embedded Value growth since 1H03
  - Traditional up 36% to £1.15bn
  - MCEV up 41% to £1.27bn
- ✓ Regulatory capital free assets improved
- ✓ Service Company on track, break even 2004
- ✓ Henderson 2H03 profit improvement

Overview - 2003

Business unit	*Driver*	*Delivery*
Henderson	AUM	AUM up by £1.2bn in 2H03 to £71bn, improving mix
	Investment performance	Performance up, 68% of funds* outperformed their benchmark
	Operating profits	2H03 OPBT 46% up on 1H03 to £19m.
	Efficiency	Improving cost to income ratio
Life Services	Embedded Value	TEV up 36% (v 1H03), MCEV up 41% (v 1H03)
	Experience	Surrenders in line with assumptions
	Regulatory capital	Improved regulatory capital position
	Risks	EBR strategy intact, prudent provisions £1.5bn
	Efficiency	Headcount reduction 64%
Other	Efficiency and value realisation	TL and VM profitable, Ample divested

* Funds outperforming benchmark is calculated as external listed assets which includes all of the listed assets managed by Henderson with the exception of the Life Services with-profits funds.

HHG - intended corporate structure



100%
Main life companies
Investment Manager
Other Businesses
Life Services

Move from 76% to 100% direct ownership of HHG Invest by HHG PLC:

- Better alignment of corporate structure with core businesses
- Reduces impact of CP204 (as flagged in UKLP)
- Better access to cash flow from Henderson and Other Businesses

Restructure to be funded by external capital and internal resources

- 2003 summary
- Operational review — Roger Yates
- Financial highlights — Toby Hiscock
- 2004 overview — Roger Yates

Henderson - assets under management


2H 2003 movements in AUM (£bn)
80
60
40
20
0
3.8
0.5
(1.8)
(1.3)
69.4
70.6
30-Jun
Market
Net Flows (External)
Net Flows (LS)
Net Flows (AMP)
31-Dec

Henderson - assets under management

AUM 31 Dec 2003
by line of business


Retail
Open End
£6.5bn
9%
Retail
Closed End
£4.6bn
7%
Sub-
advisory
£6.8bn
10%
Institutional
£25.6bn
36%
ARFs
£0.7bn
1%
CDOs
£1.3bn
2%
Life
Services
funds
£27.1bn
38%


Private
Equity
£0.6bn
1%
UK Equity
£17.3bn
25%
Intl Equity
£11.4bn
16%
Fixed
Income
£36.0bn
51%
Property
£5.3bn
7%

HHG PLC

Henderson - investment performance

Funds outperforming benchmark*



68%
74%
Institutional
Total AUM
Retail

Highlights

- Horizon funds
- Absolute Return funds
- US Mutual funds
- Enhanced Index funds

Challenges

- *UK retail*
- Institutional

* Funds outperforming benchmark is calculated as external listed assets which includes all of the listed assets managed by Henderson with the exception of the Life Services with-profits funds.

Life Services - overview

Efficiency
headcount (fte)reduced


4,917
1,792
1,300
FY02
FY03
FY04 e

Traditional embedded value
growth to £1.15bn


£845m
£1,145m
1H03
FY03

Regulatory capital
free assets improvement


London Life
National Provident
Pearl
0
50
0
63
1H03
FY03
Free assets over RCM* £m

**RCM = Risk Capital Margin as required by CP195*

Agenda

- 2003 summary
- Operational review
- Financial highlights
- 2004 outlook

HHG PLC

Group financials - profit

Future performance will be driven by:

- Performance of markets
- Mix and size of AUM
- Client retention and new business levels
- Changes in cost base
- Management of risks
- Regulatory solvency and impact on dividend flows

Summary information from consolidated profit (loss) account

£m	1H03	2H03	FY03
Henderson	13	19	32
Life Services	(40)	121	81
Other Businesses	(11)	8	(3)
Business unit operating profit/(loss)	(38)	148	110
Corporate costs	(5)	(7)	(12)
Operating profit/(loss)*	**(43)**	**141**	**98**
Interest	(33)	(27)	(60)
Exceptionals/ writedowns	(899)	(3)	(902)
Profit/loss on ordinary activities before tax	(975)	111	(864)

** Before interest charges, exceptionals, amortisation, impairment of goodwill and PVIF, short term investment fluctuation*

Group financials - balance sheet

- Strengthened balance sheet
- £1.1bn in external debt repaid
- Rating will be addressed in 2004
- Prudent provisions

£m	30 June 2003 proforma	31 Dec 2003
Henderson	414	373
Life Services	1,009	1,177
Other Businesses	78	73
Corporate	86	68
Net assets before external loans	1,587	1,691
External loans	(9)	(2)
Other shareholder's funds	1,578	1,689

Proforma at 30 June 2003 based on pre-demerger expectation of £100m capital raising

Henderson - profit

£m	1H03	2H03	FY03	FY02
Management fees	83	88	171	190
Transaction fees	11	9	20	17
Performance fees	0	2	2	12
Total fee income	94	99	193	219
Investment income	1	2	3	4
Operating expenses	(78)	(79)	(157)	(157)
Depreciation & Amortisation	(4)	(3)	(7)	(4)
Underlying pre-tax operating profit	**13**	**19**	**32**	**62**
Revenues *on* average AUM	27bps	28bps	28bps	29bps

Henderson - costs

Stable cost base

	FY03	1H 03	2H03	FY04e
Cost to income ratio	84%	86%	81%	<80%

Costs include continued investment in:

- Investment platform
- Developing investment performance
- Broadening product range
- Expanding in Europe and US

£m	FY03	FY02
Staff Costs	84	75
Investment Admin	24	27
IT	10	6
Office Expenses	15	16
Other	24	33
Operating expenses	**157**	**157**

Life Services - profit and loss

£m	1H03	2H03	FY03	FY02
Long term technical account	(32)	121	89	7
General insurance	4	8	12	19
Service Company	(18)	10	(8)	16
Shareholder interests	6	(18)	(12)	44
Operating profit*	(40)	121	81	86

* *Before interest charges, exceptionals, amortisation, impairment of goodwill and PVIF, short term investment fluctuation*

Life Services - efficiency

- Service Company targeting break even 2004
- Cost base target of £130m for FY 2004
- Profitability depends on:
  - managing costs
  - understanding revenue impact of persistency


Movements in cost base
300
200
100
£m
FY02
FY03
FY04e

	FY02	FY03	FY04e
Cost Base (£m)	228	172	130
Average no of policies (m)	5.9	5.3	4.8
Cost per policy (£)	38	32	27

1 Estimated cost base excluding sales costs and contemporary business
2 FY02 adjusted to exclude UT policies as per FY03, FY04e restated

Life Services - embedded values

Traditional

- Discounted cash flow approach
- Risk implicit in choice of discount rate

Market Consistent

- Explicit modelling of guarantee costs

Drivers of change common to both

- Improved investment markets
- Reduced equity market volatility
- Changed assumptions on future tax charges
- Better than expected service company experience
- Additional injection of admissable assets (in exchange for HHG Invest %)


Traditional
1200
1000
800
600
400
200
0
845
39
41
94
100
47
(21)
1145
30.6.03
Opening adjustment
Expected return
Investment factors
Insurance management
Capital movements
Other
31.12.03


Market Consistent
1400
1200
1000
800
600
400
200
0
900
21
34
143
92
67
14
1271
30.6.03
Opening adjustment
Expected return
Investment factors
Insurance management
Capital movements
Other
31.12.03

Life Services - regulatory capital

- Life Companies improved coverage of current and prospective (CP195) regulatory requirements
- Implicit items - reliance reduced from £500m to £31m for Pearl and £80m to £12m for London Life
- Calculation under ABI guidelines assists comparison
- CP204 potential impact in hand.

Current statutory basis as at 31 Dec 2003	Pearl	NPL	LL
RMM £m	565	276	89
Free assets £m	309	98	48
FAR %	2.1	1.4	1.7

Realistic basis (CP195) as at 31 Dec 2003	Pearl	NPL	LL
Available Assets £m	797	175	22
Risk capital margin £m	559	112	22
Coverage	1.4	1.6	1.0

Realistic basis (ABI guideline) as at 31 Dec 2003	Pearl	NPL	LL
Available Assets £m	1024	175	71
Risk capital margin £m	319	18	0
Coverage	3.2	9.7	-

Life Services - key policies

Issue	HHG
Shareholder assets	Discounted
RDR (above rfr of 4.5%)	5% Pearl, NPLL (3% London Life)
Realistic solvency	Show ABI and CP195
Mortgage endowments	Full provision £215m for promise Provision for misselling £16m
Implicit items	Significant reduction in use of implicit items FY03 to £43m
Annuitant mortality	CMI 17, but significant margin against actual Pearl experience

Dividends and capital releases - *expectations over time*

Now

- Large capital base with adequate regulatory capital
- Capital locked up
- Pearl with-profits fund locked up
- Pearl shareholder fund releases require FSA approval

Longer term

- Capital release from life companies expected
- Surplus cash earnings from operating subsidiaries
- Significant run-off opportunities including overcoat
- Intention to pay dividend

- 2003 summary
- Operational review — Roger Yates
- Financial highlights — Toby Hiscock
- 2004 outlook — Roger Yates

2004 outlook

Business unit	Driver	Delivery 2004
Henderson	Assets under management	Target higher margin inflows to replace internal AUM
	Investment performance	Build on 2003 improvement
	Operating margins	Cost to income ratio move below 80%
Life Services	Embedded values	Potential value add from risk reduction (lower rdr) and Service Co improvement.
	Margins	Stabilisation of profitability, target cost base £130m
	Regulatory capital - realistic	Continue to strengthen realistic solvency
Other	Shareholder value	Virgin Money - value realisation TL - maintain profitability
Corporate	Capital & capital	Rigorous control & 'tight purse strings'

Questions



Appendix

1 - Further detail on Life Services

Technical Packs also available

A. Embedded Value and Realistic Balance Sheets
B. UKGAAP vs AGAAP - basic concepts

See www.hhg.com for more information



Life Services - risk reduction in 2003

- Detailed review of liabilities and risks
  - Investment risk
  - Mis-selling & legacy issues
  - Regulatory capital requirements
  - Insurance risks: mortality / persistency
- Financial prudence driving a robust balance sheet
- Regulatory capital positions actively managed


EBR - Pearl
FY 2002
48%
FY 2003
31%
EBR[1] – London Life
FY 2002
45%
FY 2003
12%
EBR[1] – National Provident Life
FY 2002
49%
FY 2003
14%

1 *Equity Backing Ratios in London Life and National Provident Life reflect non-equity growth assets - primarily property and some private capital.*

HHG PLC

Life services - persistency

Experience

- Increase in exits - net cash flow up £2.6bn (FY03) vs £1.1bn (FY02)
- Exits up in 2H03: £1.7bn vs 1H03 of £0.9bn
- Broadly in line with assumptions:
  - no evidence of anti-selection beyond that anticipated in assumptions
  - Still expecting peak to reduce by mid year

Potential persistency drivers

- low bonuses
- continued zero equities (NPLL, LL)
- mortgage mailing/endowment
- industry/other


Claims comparison 30 June to 31 Dec 2003
2,500
2,000
1,500
1,000
500
0
Total (HHG PLC)
Pearl PP
Pearl CWP
Pearl UWP
London Life CWP
NPLL CWP
Other (PAUF, PAULP, NPIL, LL Linked)
Actual
Expected

Life Services - regulatory capital

	RBS CP195 HY 03	RBS CP195 FY03	**RBS ABI FY03**
Pearl			
Available assets (£m)	386	797	**1,024**
RCM (£m)	311	559	**319**
Coverage	1.2	1.4	**3.2**
Nat Prov Life			
Available assets (£m)	201	175	**175**
RCM (£m)	151	112	**18**
Coverage	1.3	1.6	**9.7**
London Life			
Available assets (£m)	29	22	**71**
RCM (£m)	29	22	**0**
Coverage	1.0	1.0	**-**

Life Services - provisions

- Total UK GAAP provisions of £1,538m, of which £361m related to shareholder funds and companies
- The largest provisions are:

£m	Shareholder funds	With-profits funds	Total
Guaranteed annuity options	-	524	524
Pension misselling	31	343	374
Mortgage endowment [1]	-	231	231
Restructuring provisions	57	-	57
Other void properties	33	43	76

[1] *Includes provision related to mortgage endowment promise (£215m) in addition to that for mortgage endowment misselling (£16m)*

HHG PLC

1 April 2004 (Sydney time)

Not for release, publication or distribution in, or into, the United States, Canada or Japan.

Result of placing (the "Placing") of new ordinary shares of HHG PLC ("HHG")

HHG is pleased to announce that, further to the announcement on 31 March 2004 by HHG of a proposed Placing, 246,160,000 new HHG ordinary shares (the "Placing Shares") have been successfully placed by UBS Limited ("UBS") and Cazenove & Co. Ltd ("Cazenove"). Following the accelerated bookbuilding process, the placing price has been set at 48 pence per share (or A$1.16 per CHESS depository interest ("CDI") representing one Placing Share). The Placing is accordingly expected to raise proceeds of approximately £118 million.

HHG intends to use the proceeds of the Placing, together with existing internal resources, to acquire the remaining 24% of HHG Invest plc from its subsidiary, Pearl Assurance plc, for approximately £118.7m. This will give HHG 100% ownership of HHG Invest, the holding company for Henderson Global Investors (Henderson). The acquisition maximises HHG's direct economic exposure to Henderson and simplifies the Group structure. It also benefits the regulatory capital position of Pearl in relation to proposals outlined in Consultation Paper 204 published by the UK Financial Services Authority, as the acquisition will mitigate the potential adverse impact of CP 204 by approximately £118.7m.

The Placing Shares will represent approximately 9.99% of HHG's issued share capital prior to the Placing. The order book for the Placing has been closed and the offer will not be extended.

Application has been made for the Placing Shares to be admitted to the Official List maintained by the UK Listing Authority and to be admitted to trading on the London Stock Exchange plc's market for listed securities. It is expected that admission of the Placing Shares to the Official List will become effective and dealings will commence at 8.00 am on 6 April 2004 (London time). The Placing Shares will, when issued, rank *pari passu* with the existing ordinary shares of HHG.

Application for quotation on the financial market operated by Australian Stock Exchange Limited ("ASX") will also be made for the CDIs representing the Placing Shares. It is expected that quotation of the CDIs on the ASX will become effective and dealings will commence at 10.00 am on 7 April 2004 (Sydney time). Australian investors will pay a placing price of A$1.16 per CDI.

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Further information

Website	**www.hhg.com**
Media Relations	
Cannings Graham Canning	+61 2 9252 0622
Investor Relations	
HHG Investor Relations Gail Williamson	+44 20 7818 5310
Advisers	
UBS Ian Gladman / Christopher Smith	+44 20 7567 8000
Cazenove & Co. Ltd Tim Wise / Greg Bennett	+44 20 7588 2828

This announcement has been issued by, and is the sole responsibility of, HHG. UBS and Cazenove are acting exclusively for HHG and no one else in connection with the Placing and will not be responsible to anyone other than HHG for providing the protections afforded to clients of UBS and Cazenove, respectively, nor for providing any advice in relation to the Placing or any other matters referred to in this press announcement.

This announcement does not constitute an offer of securities for sale in the United States. The Placing Shares have not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") or under the securities laws of any state of the United States, and, accordingly may not be offered or sold within the United States unless they are registered with the US Securities and Exchange Commission or an exemption from registration under the Securities Act is available. No public offering of the Placing Shares has been made in the United States.

This announcement and the information contained herein are not for publication or distribution to persons in the United States, Canada or Japan or in any jurisdiction in which such publication or distribution is unlawful.

This announcement is for information purposes only and does not constitute an offer or an invitation to underwrite, subscribe for or otherwise acquire or dispose of any securities or investment advice. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

AMP Chief Executive Officer leaves HHG Board

3 February 2004

AMP Limited Chief Executive Officer Andrew Mohl yesterday announced his resignation from the Board of Directors of HHG PLC with immediate effect.

HHG was formed following the demerger of AMP's UK and Australasian businesses in December 2003.

Sir Malcolm Bates, HHG chairman, said "Mr Mohl has made a substantial contribution as a director of HHG for which the HHG Board is very grateful. Following the successful demerger and capital raising, it is now appropriate for him to concentrate solely on AMP's business".

Note to Editors:
Pat Handley will remain as AMP's nominated Director on the HHG Board. AMP is entitled to nominate one non-executive director to the HHG Board while it holds a stake of at least 5 per cent in HHG.

Investor Enquiries
Gail Williamson
Tel: + 44 207 818 5310
Email: investor.relations@hhg.com

Media Enquiries
Financial Dynamics
Alex Child-Villiers
Rob Bailhache
Tel: +44 20 7269 7107

File No. 82-34758

4 March 2004

References to HHG PLC pre-demerger in the AMP 2003 AGAAP results

HHG PLC noted that AMP Limited today released consolidated financial results for the full year ended 31 December 2003 which included, for the purposes of consolidation under Australian Generally Accepted Accounting Principles (AGAAP), data in relation to its demerged UK businesses for the period 1 January up to 12 December 2003.

HHG PLC, a UK company, has stated previously that, from demerger, UK Generally Accepted Accounting Principles (UK GAAP) will be the only basis of reporting for HHG and that UK GAAP results for its life companies will be determined by applying the Modified Statutory Solvency Basis (MSSB) of accounting.

There are material differences between AGAAP and UK GAAP in relation to HHG which were summarised in section 7.6 of AMP's Proposal to Demerge Explanatory Memorandum dated16 October 2003.

The HHG financial results for the full 12 months to 31 December 2003 determined under UK GAAP are currently being prepared and, for Life Services, are expected to also include Embedded Values and Realistic Balance Sheets.

HHG's 2003 results announcement is expected to be complete and lodged with the London and Australian Stock Exchanges on 31 March 2004.

The HHG results announcement and additional material will be made available on www.hhg.com. The annual report will be mailed to shareholders from late-April 2004.

FURTHER INFORMATION

Investor Enquiries	**Media Enquiries**	
Gail Williamson HHG Investor Relations +44 207 818 5310	UK	Alex Child-Villiers Financial Dynamics +44 207 7269 7107
	Australia	Cannings +61 2 9252 0622

File No. 82-34758

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity HHG PLC
ABN 30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David John Seymour Roques
Date of last notice	

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15.01.2004
No. of securities held prior to change	Nil
Class	Ten pence ordinary shares (UK Sterling)
Number acquired	25,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£0.445 (UK Sterling)
No. of securities held after change	25,000

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File No. 82-34758

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**HHG PLC**
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Andrew Max MOHL
Date of last notice	23rd December 2003
Date that director ceased to be director	2nd February 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
448,253 CHESS Depositary Interests

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Mohl Invest Pty Limited as trustee for Mohl Superannuation Fund	15,705 CHESS Depositary Interests
Mohl Investments Pty Limited as trustee for Mohl Family Trust	14,841 CHESS Depositary Interests

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

+ See chapter 19 for defined terms.

HHG PLC appoints non-executive Director, John Roques, to Board

14 January 2004

HHG PLC Chairman Sir Malcolm Bates today announced the appointment of John Roques to the HHG Board as non-executive Director.

Commenting on the appointment, Sir Malcolm said: "I am delighted that we have been able to appoint someone of John's calibre and expertise to the Board at this early stage in HHG PLC's life as a listed entity. His background in finance and considerable experience at Board level across a wide spectrum of UK-based companies will be of the utmost value to the Group."

Currently Chairman of the Portman Building Society, Mr Roques is also a non-executive Director of BBA Group plc and Premier Farnell plc, and is a Governor of the Health Foundation. He was previously a Director of Chubb plc and a Director of British Nuclear Fuels plc.

A member of the Institute of Chartered Accountants of Scotland, Mr Roques spent 42 years with Deloitte & Touche (formerly Touche Ross & Co.) where he served from 1990-1999 as Senior Partner and Chief Executive.

He was a Member of the Financial Reporting Review Panel (1991-1994) and a Member of the Financial Reporting Council (1996-2001).

The appointment takes effect from 14 January 2004. Mr Roques has confirmed that there are no details to be disclosed in connection with LSE listing rule 6F.2(b) to (g).

Following this appointment, the HHG Board will comprise three executive and six non-executive Directors, together with the non-executive Chairman. Mr Roques will stand for election, along with the other Directors of the Board, at the HHG AGM in June 2004.

Investor Enquiries
Gail Williamson
Tel: + 44 207 818 5310
Email: investor.relations@hhg.com

Media Enquiries
Financial Dynamics
Alex Child-Villiers
Rob Bailhache

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HHG PLC

2. Name of shareholder having a major interest

AMP Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of AMP Limited and in respect of its non-beneficial interests.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder of securities	*Person entitled to be registered as holder*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	47,862,835
AMP Financial Services Holdings Limited	AMP Financial Services Holdings Limited	271,999,990
Fraser MacLennan-Pike	AMP Financial Services Holdings Limited	10
New Zealand Central Securities Depository Limited	AMP Capital Investors (NZ) Limited	2,865,841
Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	19,379,144
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	7,722,840
Asgard Capital Management Limited	Asgard SMA No. 6	1,700
Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens	40,812
Goldman Sachs Asia LLC	AMP Capital Investors Limited Australian Equity Market Neutral Fund	329,711

JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP	675,511
JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board	332,146
JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme	4,403,799
National Custodian Services Limited	Government Employees Superannuation Board	815,588
National Custodian Services Limited	Health Superannuation Pty Limited	708,756
National Custodian Services Limited	Equipsuper	1,381,737
National Custodian Services Limited	UniSuper Limited	3,660,041
Trust Company of Australia Limited	United SMF Sector Leaders Australian Equity Fund	657,858
TOTAL		362,838,319

5. Number of shares acquired

33,512,103

6. Percentage of issued class

1.36%

7. Number of shares disposed

5,930,968

8. Percentage of issued class

0.24%

9. Class of security

Ordinary shares

10. Date of transaction

28 January 2004

11. Date company informed

4 February 2004

12. Total holding following this notification

362,838,319

13. Total percentage holding of issued class following this notification

14.73%

14. Any additional information

15. Name of contact and telephone number for queries

Adrian Goodenough
020 7818 5221

16. Name and signature of authorised company official responsible for making this notification

Adrian Goodenough
020 7818 5221

Date of notification

4 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 072387

All relevant boxes should be completed in block capital letters.

1. Name of company HHG PLC	**2.** Name of shareholder having a major interest AMP Limited
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Notification is in respect of the shareholder named in 2 above	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired **63,257,190**	**6.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 2.57%	**7.** Number of shares/amount of stock disposed N/A	**8.** Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

9. Class of security Ten pence ordinary shares	**10.** Date of transaction 23 / 24 December 2003	**11.** Date company informed 9 January 2004
12. Total holding following this notification **335,257,190**	**13.** Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 13.61%	

14. Any additional information	**15.** Name of contact and telephone number for queries Adrian Goodenough 020 7818 5221
16. Name and signature of authorised company official responsible for making this notification Adrian Goodenough 020 7818 5221 Date of notification 12 January 2004	

This page is left intentionally blank

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

RESPONSE TO QUESTION 4

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Registered holder of securities	Beneficial holder of securities	Person's votes affected
AMP Life Limited	AMP Life Limited	36,481,914
New Zealand Central Securities Depositary	AMP Capital Investors (NZ) Limited	906,141
Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	10,422,317
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	5,224,629
Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogevens	165,812
Goldman Sachs Asia LLC	AMP Capital Investors Limited Australian Equity	389,711
JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP	2,775,511
JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board	332,146
JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme	2,426,063
National Custodian Services Limited	Government Employees Suparannuation Board	872,608
National Custodian Services Limited	Equipsuper	192,772
National Custodian Services Limited	Health Superannuation Pty Limited	708,756
National Custodian Services Limited	Unisuper Limited	2,000,251
Trust Company of Australia	United SMF Sector Leaders Australian Equity	358,559

File No. 82-34758

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

HHG PLC

2. Name of director

Ian Laughlin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Beneficial owner is Anne Catherine O'Hagan, wife of the director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CHESS Depositary Nominees Pty Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Beneficial owner is Anne Catherine O'Hagan, wife of the director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of CHESS Depositary Interests on the Australian Stock Exchange

7. Number of shares / amount of stock acquired

50,000

8. Percentage of issued class

<0.01%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ten pence ordinary shares

12. Price per share

25,000 at A$0.98 and 25,000 at A$0.99

13. Date of transaction

30th December 2003

14. Date company informed

31st December 2003

15. Total holding following this notification

60,291:

10,033 shares held in the name of the director;

258 shares held in the name of Anne Catherine O'Hagan, wife of the director;

50,000 CHESS Depositary Interests held in the name of Anne Catherine O'Hagan, wife of the director

16. Total percentage holding of issued class following this notification

<0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Adrian Goodenough

020 7818 5221

25. Name and signature of authorised company official responsible for making this notification

Adrian Goodenough

020 7818 5221

Date of Notification

2nd January 2004

HHG PLC
ARBN 30 106 988 836
Prospectus

Offer of 246,160,000 ordinary shares in HHG PLC at 48 pence per share

UBS Limited and Cazenove & Co. Limited
Joint Lead Managers and Bookrunners to the Offer

Prior to making a decision, you should carefully consider all of the information contained in this Prospectus which incorporates other documents by reference

Important Dates

Date of this Prospectus	1 April 2004
Date of lodgement of application form	1 April 2004
Settlement	6 April 2004
Quotation of CDIs	7 April 2004

These dates and the dates referred to throughout this Prospectus are references to dates in Sydney, New South Wales, Australia, are indicative only and are subject to change without notice. HHG reserves the right to alter any of these dates, to accept late application forms or extend the timetable, or to cancel the Offer or any part of it without notice.

Important Information

HHG PLC (ARBN 30 106 988 836)

This Prospectus is dated 1 April 2004 and a copy was lodged by HHG with ASIC on that date.

Neither ASIC nor ASX takes any responsibility for the contents of this Prospectus.

The expiry date of this Prospectus is the date that is 13 months after the date of this Prospectus. No securities will be issued on the basis of this Prospectus after the expiry date.

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.

The offer of Placing Shares under this Prospectus is made only to certain sophisticated and professional investors as determined by HHG provided that HHG is satisfied that the investor has a registered address in Australia or that HHG is not precluded from lawfully issuing Placing Shares to that investor either unconditionally or after compliance with conditions which HHG does not consider are unduly onerous.

Restrictions on the Securities

No action has been taken to register or qualify the Securities or otherwise permit a public offering of the Securities in any jurisdiction other than Australia.

This Prospectus is not to be distributed in, and no offer of Securities is to be made in, the United States of America. The Securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "**US Securities Act**") or the securities laws of any other state within the United States and subject to certain exceptions, may not be offered or sold within the United States. Accordingly, the Securities will only be offered and sold in "offshore transactions" as defined in and in accordance with Regulation S of the US Securities Act. Shareholders with a registered address in Australia who hold Securities as nominees for US persons will not be able to lodge applications or otherwise participate in the Offer on behalf of such persons, or provide a copy of this Prospectus to such persons.

Short Form Prospectus

This Prospectus is a short form prospectus as referred to in section 712 of the Corporations Act. Certain information is contained in other documents (or parts thereof) lodged with ASIC which are incorporated by reference into this Prospectus. Details about those documents are set out in section 3 of this Prospectus.

Restrictions on distribution

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law, and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Responsibility

This Prospectus has been issued by, and is the sole responsibility of, HHG. UBS and Cazenove are acting exclusively for HHG and no one else in connection with the Offer and will not be responsible to anyone other than HHG for providing the protections afforded to clients of UBS or Cazenove, respectively, nor for providing any advice in relation to the Offer or any other matters referred to in this Prospectus.

Reliance

No person is authorised to give any information or to make any representation in connection with the Offer to any person acquiring Securities pursuant to this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by HHG in connection with the Offer.

Investment Decision

This Offer does not take into account the investment objectives, financial situation or particular needs of any investor. Before making an investment in HHG, an investor or prospective investor should consider whether such an investment is appropriate to their particular investment needs, objectives and financial circumstances and consult an investment advisor if necessary.

Definitions and glossary

Some capitalised words or terms used in this Prospectus have defined meanings that appear in the Glossary. All references to $ in this Prospectus are references to Australian Dollars, and all references to £ in this Prospectus are references to Pounds Sterling, unless otherwise stated. All references to time in this Prospectus are to the time in Sydney, New South Wales, Australia.

1. Summary of Offer

1.1 Offer Under this Prospectus

HHG intends to raise £118,156,800 through a placing of 246,160,000 new ordinary shares (the "**Placing Shares**") to institutional investors (the "**Placing**"). Institutional investors in Australia are to pay AUD$1.16 per Placing Share with that price having been determined following the bookbuild conducted on 31 March 2004 under which a bookbuild price of 48 pence per Placing Share was established. The Australian dollar price has been calculated based on an exchange rate of AUD$1 = 41.4 pence.

The Placing Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of 10p each in the capital of HHG.

HHG intends to use the proceeds of the Placing together with existing internal resources to acquire from its subsidiary, Pearl Assurance plc ("**Pearl**"), the remaining 24% of HHG Invest plc ("**HHG Invest**") which it does not directly own for approximately £118.7m (the "**Acquisition**"). The Acquisition is conditional on the completion of the Placing. The Acquisition maximises HHG's direct economic exposure to, in particular, Henderson (the investment management business of the HHG group) and simplifies the HHG group's structure. In addition, there are benefits in terms of the regulatory capital position of Pearl in relation to the proposals outlined in Consultation Paper 204 published by the UK Financial Services Authority. In the Listing Particulars published by HHG and approved by the UK Listing Authority on 27 November 2003, HHG stated that if these proposals are implemented in their current form, they could reduce the amount of Pearl's admissible assets by approximately £210m from the start of 2005. The acquisition of the remaining 24% of HHG Invest will mitigate this potential adverse impact by approximately £118.7m.

Due to UK Regulations not permitting the Australian Clearing House Electronic Subregister System ("**CHESS**") to be used for transferring legal title to ordinary shares in HHG, Australian investors will be issued Chess Depositary Interests ("**CDIs**") over the Placing Shares issued under this Prospectus. Each HHG CDI will represent a beneficial interest in one Placing Share. The legal title to the Placing Shares will be held by CHESS Depositary Nominees Pty Ltd. Investors who elect to be issued with CDIs may at any time convert their CDIs to ordinary shares in HHG, and ordinary shares in HHG may be converted into CDIs at any time. This procedure, and the rights and liabilities attached to CDIs, is more fully described in pages 301 to 303 of the Listing Particulars. The rights and liabilities attached to ordinary shares in HHG are more fully described in pages 269 to 273 of the Listing Particulars.

HHG has appointed UBS and Cazenove as joint lead managers and bookrunners of the Placing (the "**Joint Lead Managers and Bookrunners**").

1.2 Quotation

Application has been made for CDIs over the Placing Shares issued under this Prospectus to be granted official quotation on the stock market conducted by the ASX. Application has also been made for the Placing Shares to be admitted to the Official List of the UK Listing Authority and admitted to trading on the LSE market for listed securities.

1.3 Underwriting

The settlement of the Offer will be underwritten by the Joint Lead Managers and Bookrunners in accordance with the provisions of the Placing Agreement entered into by HHG, UBS and Cazenove following the execution of the terms of sale set out in that agreement.

If the Placing Agreement is terminated then the Offer will not proceed and the Acquisition will not proceed on the terms of the Acquisition Agreement.

1.4 Action Required to Apply for Securities

Eligible investors who are allocated Placing Shares in the bookbuild and who wish to hold CDIs over the Placing Shares are required to complete the application form that accompanies this Prospectus.

Settlement of the issue of CDIs will take place on the CHESS System on 6 April 2004 on a delivery versus payment basis. Please follow the settlement and payment instructions set out in the application form that accompanies this Prospectus.

2. Purpose of Prospectus

The purpose of this Prospectus is to ensure that the Placing Shares and the CDIs are issued by HHG with disclosure to investors under Part 6D.2 of the Corporations Act.

3. Incorporation of Other Documents

Under section 712 of the Corporations Act the following documents (or parts thereof) are incorporated into this Prospectus by virtue of their having been filed with ASIC.

3.1 HHG Placing Announcement

The *HHG Placing Announcement* dated 31 March 2004 ("**Placing Announcement**") was lodged with ASIC on 31 March 2004. The following table sets out a description of the Placing Announcement, the full text of which is incorporated by reference in this Prospectus.

Description of contents	Of interest to
The Placing Announcement contains an announcement of the Offer, details of the bookbuild process under which the price of the Placing Shares was determined, information regarding the eligibility of persons to participate in the Offer and representations, warranties and other agreements by persons participating in the bookbuild process.	A

Note:

P - Professional analysts or advisers or investors with similar specialist information needs

A - All Investors

3.2 Preliminary Results Announcement

The HHG PLC ASX Appendix 4E For the Year Ended 31 December 2003 ("Preliminary Results Announcement") was lodged with ASIC on 31 March 2004. The following table sets out a description of the Preliminary Results Announcement which is incorporated by reference in this Prospectus.

Description of contents	Of interest to
The information in the Preliminary Results Announcement includes a review of HHG's operations and its businesses, and details of HHG's financial accounts comprising: • Consolidated Profit and Loss Account: Technical account for general insurance business; • Consolidated Profit and Loss Account: Technical account for long term business; • Consolidated Profit and Loss Account: Non-technical account; • Consolidated Statement of Total Recognised Gains and Losses; • Consolidated Balance Sheet – Assets; • Consolidated Balance Sheet – Liabilities; • Company Balance Sheet; • Consolidated Cash Flow Statement; • Notes to the Accounts; • Details of Movements in Controlled Entities; and • Details of Investments in Associated Entities and Joint Venture Entities.	A

Note:

P - Professional analysts or advisers or investors with similar specialist information needs

A - All Investors

3.3 HHG Listing Particulars

The HHG PLC Prospectus for the Global Offer of HHG Shares of 10 pence each ("**Global Offer Australian Prospectus**") was lodged with ASIC on 12 December 2003. United Kingdom Listing Particulars published by HHG and approved by the UK Listing Authority on 27 November 2003 ("**Listing Particulars**") were included in full in the Global Offer Australian Prospectus. In addition, a Supplementary Prospectus ("**Global Offer Supplementary Australian Prospectus**") was lodged with ASIC on 22 December 2003. The Global Offer Supplementary Australian Prospectus incorporated by reference supplementary listing particulars which were published by HHG and approved by the UK Listing Authority on 19 December 2003 ("**Supplementary Listing Particulars**"). The Supplementary Listing Particulars updated certain information contained in the Listing Particulars.

The Global Offer Australian Prospectus and the Global Offer Supplementary Australian Prospectus described the assets and liabilities, financial position and performance, profits and losses and prospects of HHG at the date those documents were published.

Since the date of lodgement of the Global Offer Australian Prospectus and the Global Offer Supplementary Australian Prospectus, a number of the transactions described in the Listing Particulars (including the demerger of HHG from the AMP Group) have taken place and certain transactions (including the proposed issue of the convertible loan notes) have not been proceeded with. As a result, certain parts of the Listing Particulars and the Supplementary Listing Particulars are no longer relevant to an investor's decision whether or not to subscribe for the Securities offered under this Prospectus and are therefore not incorporated by reference in this Prospectus.

The following table sets out the parts from those Listing Particulars and the Supplementary Listing Particulars which are incorporated by reference in this Prospectus and a summary of the material changes (if any) which need to be made to those parts because of a change in circumstances since the date of lodgement of the Global Offer Australian Prospectus on 12 December 2003 or since the date of lodgement of the Supplementary Listing Particulars on 19 December 2003.

Parts from Listing Particulars incorporated by reference	**Description of contents**	**Material changes (if any)**	**Of interest to**
"Part 4 – The business of the HHG Group" on pages 29 to 59	This part contains an overview of the HHG Group including the Henderson, Life Services, Towry Law and Virgin Money businesses, and a summary of the HHG Group's risk management.	Save for the additional information that is set out in the Preliminary Results Announcement, there are no material changes to this Part of the Listing Particulars.	A

Parts from Listing Particulars incorporated by reference	Description of contents	Material changes (if any)	Of interest to
"Part 5 – Risk Factors" on pages 60 to 74 (excluding the information under the heading "Risks Relating to the Listing on the LSE and ASX and the Global Offer")	This part contains a summary of the risks associated with Life Services, Towry Law, Henderson and other risks associated with the HHG Group. It also contains a summary of the legal and regulatory risks associated with the HHG Group.	Save for the additional information that is set out in the Preliminary Results Announcement, there are no material changes to this Part of the Listing Particulars.	A
"Part 6 – Management, corporate governance and employees" on pages 77 to 82	This part contains a summary of the management of HHG, corporate governance policies for the HHG Group, and details about the number of employees in the HHG Group, its corporate culture and its remuneration policies.	There are no material changes to this Part of the Listing Particulars, apart from the appointment of John Roques and the resignation of Andrew Mohl as non-executive directors.	A
"Part 11 – Regulation" on pages 217 to 227	This part contains an overview of the regulatory regime within which the HHG Group operates. The principal regulations that are material to the business activities of the HHG Group are summarised.	There are no material changes to this Part of the Listing Particulars.	A

Parts from Listing Particulars incorporated by reference	Description of contents	Material changes (if any)	Of interest to
"Part 15 – Additional information", section entitled "Summary of the Memorandum and Articles of Association of HHG" on pages 269 to 273	This section sets out a summary of the certain provisions in HHG's Memorandum and Articles of Association including provisions dealing with the rights attaching to shares, transfer of shares, changes in share capital, variation of rights, lien and forfeiture, directors' interests, remuneration of directors, appointment of directors, retirement of directors, borrowing powers, indemnity and the rights of members resident outside of the United Kingdom to receive notices or other documents.	There are no material changes to this Part of the Listing Particulars.	A
"Part 15 – Additional Information", section entitled "Material Contracts" on pages 291 to 301 (excluding underwriting agreement, sponsor's agreement and the deed poll)	This section sets out a summary of the Demerger Deed, the Transitional Services Agreement, Litigation and Insurance Management Deed, the agreement with Computershare Investor Services Pty Limited, the agreement relating to sale and purchase of the private client asset management business of Henderson Global Investors Limited, the agreement relating to the sale and purchase of the entire issued share capital of Virgin Money Limited, the guarantee in favour or the Royal Bank of Scotland PLC, the agreement relating to the sale of Pearl's general insurance business, the	There are no material changes to this Part of the Listing Particulars.	A

Parts from Listing Particulars incorporated by reference	Description of contents	Material changes (if any)	Of interest to
	agreements relating to the overcoat arrangements for the long term life insurance business. the agreement relating to the sale and purchase of the entire issued share capital of companies carrying on business as Cogent, the agreements in relation to CSC outsourcing and the National Provident Life securitisation.		
"Part 15 – Additional information", section entitled "Litigation" on page 301	This section discloses that no member of the HHG Group was involved in any material legal or arbitration proceedings.	There are no material changes to this Part of the Listing Particulars.	A
"Part 15 – Additional information", section entitled "CHESS Depositary Interests" on pages 301 to 303	This section summarises the rights and entitlements attaching to CDIs.	There are no material changes to this Part of the Listing Particulars.	A

Parts from Supplementary Listing Particulars incorporated by reference	Description of contents	Material changes (if any)	Of interest to
The section entitled "Virgin Money" on page 4	This section discusses the possible sale by the HHG Group of its stake in Virgin Money to the Virgin Group.	In line with its stated strategy, HHG continues to explore the potential sale of its stake in Virgin Money to the Virgin Group – refer to the Preliminary Results Announcement for further details.	A
The section entitled "Ample" on page 4	This section refers to the conditional contracts for the sale of the Ample business by HHG.	The sale of the Ample business completed in February 2004 – refer to the Preliminary Results Announcement for further details.	A
The section entitled "Substantial Shareholdings" on page 4	This section contains details of substantial shareholders in HHG.	Following successful completion of the Offer, assuming AMP does not participate in the Offer, AMP's shareholding will decrease from 11% to 10%.	A
The section entitled "Use of Proceeds" on page 5	This section explains that the balance of any additional net proceeds raised in the Global Offer in excess of £100 million will be applied by HHG to increase its controlling interest in HHG Invest.	There are no material changes to this section of the Supplementary Listing Particulars.	A
The section entitled "Material Contracts" on pages 5 and 6 (excluding the underwriting agreement and sponsor's agreement)	This section updates the corresponding section in the Listing Particulars relating to Material Contracts (see above).	There are no material changes to this section of the Supplementary Listing Particulars.	A

Note:

P - Professional analysts or advisers or investors with similar specialist information needs

A - All Investors

Copies of the documents referred to in Section 3 of this Prospectus are available free of charge from HHG's Australian office located at Level 25, The Chifley Tower, 2 Chifley Square, Sydney NSW 2000 or via HHG's website at www.hhg.com or via the Australian Stock Exchange's web site www.asx.com.au.

4. Additional Information

4.1 Summary of Material Contracts

4.1.1 Placing Agreement

A placing agreement dated 30 March 2004 has been entered into by HHG, UBS and Cazenove (the "Placing Agreement") pursuant to which:

(i) UBS and Cazenove have undertaken to use reasonable endeavours to procure placees to take up the Placing Shares or, failing which, to take up the Placing Shares themselves;

(ii) HHG has undertaken to issue the Placing Shares to the placees nominated by UBS and Cazenove in consideration for UBS and Cazenove transferring to HHG their entire holdings of preference shares and ordinary shares in HHG Capital (Jersey) Limited, a company incorporated in Jersey ("JerseyCo");

(iii) HHG has undertaken to pay UBS and Cazenove a commission calculated by reference to the proceeds of the Placing;

(iv) conditional on Admission, HHG has undertaken that until the date six months following the closing of the Placing it will not issue, offer, sell, contract to sell or issue, grant any option right or warrant to subscribe or purchase or otherwise dispose of, directly or indirectly, any Shares or any securities convertible into Shares or which carry rights to subscribe for Shares or enter into any transaction which has the same economic effect as any of the foregoing or publicly announce any intention to do such things. However such undertaking shall not apply to the issue of the Placing Shares or the grant in accordance with normal practice, or exercise of options under HHG's share option and incentive schemes; and

(v) conditional on Admission, the Joint Lead Managers and Bookrunners have agreed to release HHG from the undertaking given by it in the same terms as set out in paragraph (iv) above in the underwriting and sponsors' agreement dated 19 December 2003 which ran for a period of 6 months from 23 December 2003, the date the HHG ordinary shares were originally admitted to trading on the London Stock Exchange.

The Placing Agreement also contains certain representations, warranties and indemnities given by HHG to UBS and Cazenove, and a number of termination events which are summarised in the Placing Announcement.

4.1.2 Transfer Agreement

A transfer agreement dated 30 March 2004 has been entered into between HHG, JerseyCo, UBS and Cazenove ("Transfer Agreement"), pursuant to which:

(i) subject to certain conditions (including the Placing Agreement becoming unconditional), UBS and Cazenove have agreed to subscribe for non-exchangeable no par value redeemable preference shares in JerseyCo at such number and price as is set out in a term sheet to be executed by the parties, and

(ii) HHG has agreed, upon the Placing Agreement becoming unconditional, to purchase such preference shares from UBS and Cazenove in consideration for the allotment and issue by HHG of ordinary shares in HHG to placees in accordance with the Placing Agreement.

4.1.3 Acquisition Agreement

An acquisition agreement has been entered into between HHG and Pearl (a wholly-owned indirect subsidiary of HHG) pursuant to which HHG has agreed to acquire Pearl's entire shareholding in HHG Invest (being 113 million ordinary shares) for £118.7 million. Completion of this agreement is conditional upon completion of the Placing Agreement. Following completion of this agreement, HHG will be the sole shareholder of the ordinary share capital in HHG Invest.

4.2 Share Capital

The authorised and issued share capital of HHG as at the date of this Prospectus is as follows:

Authorised			Issued	
Number	Amount	Class of Shares	Number	Amount
4,250,000,000	£425,000,000	ordinary shares of 10 pence nominal value each	2,464,049,470	£246,404,947

The authorised and issued share capital of HHG as it is expected to be immediately following issue of the Placing Shares (assuming that all Placing Shares offered are issued) under the Offer is as follows:

Authorised			Issued	
Number	Amount	Class of Shares	Number	Amount
4,250,000,000	£425,000,000	ordinary shares of 10 pence nominal value each	2,710,209,470	£271,020,947

4.3 Terms and Conditions

Information regarding, and a summary of the terms and conditions of, the Offer are set out in the Placing Announcement which is incorporated by reference in this Prospectus (see section 3 above).

4.4 Directors' Interests

Directors*	Shares*
Sir Malcolm Bates	107,649
P J Costain	102,431
R P Handley	106,294
N T Hiscock	10,891
A C Hotson	45,700
I Laughlin	60,291
J Roques	25,000
Sir William Wells	104,077
R P Yates	400,692

* as at 31 March 2004

Other than as set out in this Prospectus:

(a) no Director of HHG, or proposed Director of HHG; or

(b) no entity in which a Director of HHG, or proposed Director of HHG, is a partner or director;

holds at the time of lodgement of this Prospectus with ASIC, or has held in the 2 years before lodgement of this Prospectus with ASIC, an interest in:

(a) the formation or promotion of HHG;

(b) property acquired or proposed to be acquired by HHG in connection with its formation or promotion or with the Offer; or

(c) the Offer.

Other than as set out below, no-one has paid or agreed to pay any amount, and no-one has given or agreed to give any benefit, to any Director or proposed Director:

(a) to induce a person to become, or qualify them as, a Director; and

(b) for services provided by a Director or proposed Director in connection with the formation or promotion of HHG or with the Offer.

Mr Anthony Hotson will receive an amount of £4,000 for his services as Chairman of the due diligence committee in connection with the Offer.

4.5 Taxation

Persons should be aware that there may be taxation implications of subscribing for and being issued with Placing Shares or CDIs under the Offer. Potential investors in Placing Shares or CDIs should consult their own professional tax advisor to obtain advice in relation to the taxation laws and regulations applicable to their own circumstances.

4.6 Interests of advisers

Except as set out in this Prospectus:

(a) no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or

(b) the Joint Lead Managers and Bookrunners;

holds at the date of this Prospectus, or has held in the 2 years before that date, an interest in:

(a) the formation or promotion of HHG;

(b) any property acquired or proposed to be acquired by HHG in connection with its formation or promotion or with the Offer; or

(c) the Offer,

nor has anyone paid or agreed to pay or given or agreed to give any benefit to such persons in connection with either the formation or promotion of HHG or with the Offer.

UBS and Cazenove are entitled to be paid approximately £2 million in fees in connection with their acting as joint financial advisers, lead managers and bookrunners to the Offer and were previously paid approximately £10 million in connection with their role as advisers to the demerger and Global Offer.

Allens Arthur Robinson is entitled to be paid approximately AUD$350,000 in professional fees at the date of this Prospectus in connection with it acting as Australian legal adviser to HHG and the Offer and thereafter at its usual rates.

Ernst & Young LLP will be paid £1.4 million in connection with its preparation of HHG's audited financial accounts. Ernst & Young LLP will not be paid any fees in connection with the Offer. Ernst & Young LLP were previously paid £2.3 million in connection with its provision of services to HHG in relation to the demerger and Global Offer.

Tillinghast – Towers Perrin will not be paid any fees in connection with its provision of actuarial services in respect of the Offer. HHG expects to pay Tillinghast – Towers Perrin approximately £1.7 million in connection with the preparation of financial information to be included by HHG in its accounts and in the accounts of certain of its subsidiaries.

4.7 Consents

The following persons have given, and have not, before the lodgement of this Prospectus with ASIC withdrawn their written consent to the inclusion of the following information in this Prospectus in the form and context in which it is included:

- UBS has consented to being named in this Prospectus in the form and context in which it is included. UBS does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by UBS. To the maximum extent permitted by law, UBS expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.
- Cazenove has consented to being named in this Prospectus in the form and context in which it is included. Cazenove does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Cazenove. To the maximum extent permitted by law, Cazenove expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.
- Allens Arthur Robinson has consented to being named in this Prospectus in the form and context in which it is included. Allens Arthur Robinson does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Allens Arthur Robinson. To the maximum extent permitted by law, Allens Arthur Robinson expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.
- Ernst & Young LLP has consented to being named in this Prospectus in the form and context in which it is included. Ernst & Young LLP does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Ernst & Young LLP. To the maximum extent permitted by law, Ernst & Young LLP expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.
- Tillinghast – Towers Perrin has consented to being named in this Prospectus in the form and context in which it is included. Tillinghast – Towers Perrin does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Tillinghast – Towers Perrin. To the maximum extent permitted by law, Tillinghast – Towers Perrin expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

5. Glossary

The following definitions apply throughout this document unless the context requires otherwise:

Acquisition has the meaning given to it in Section 1.1 of this Prospectus.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

Cazenove means Cazenove & Co. Ltd.

CDI means a CHESS depositary interest representing beneficial ownership of a Placing Share.

CHESS has the meaning given to it in Section 1.1 of this Prospectus.

Corporations Act means the Corporations Act 2001 (Cth).

HHG means HHG PLC.

HHG Invest means HHG Invest plc.

JerseyCo means HHG Capital (Jersey) Limited.

Joint Lead Managers and Bookrunners means Cazenove and UBS.

LSE means London Stock Exchange PLC.

Listing Particulars means the United Kingdom Listing Particulars published by HHG and approved by the UK Listing Authority on 27 November 2003.

Offer means the offer of Securities to persons in Australia made by this Prospectus.

Pearl means Pearl Assurance plc.

Placing has the meaning given to it in Section 1.1 of this Prospectus.

Placing Shares has the meaning given to it in Section 1.1 of this Prospectus.

Preliminary Results Announcement means the *HHG PLC ASX Appendix 4E For the Year Ended 31 December 2003* which was lodged with ASIC on 31 March 2004.

Prospectus means this prospectus dated 1 April 2004.

Securities means Placing Shares and, where relevant, CDIs.

Shares means fully paid ordinary shares in the capital of HHG.

UBS means UBS Limited.

Directory

Issuer

Issuer's Registered Office
HHG PLC
4 Broadgate
London EC2M 2DA
United Kingdom

Issuer's Registered Office in Australia
HHG PLC
Level 17
The Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia

Joint Lead Managers and Bookrunners

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA
United Kingdom

Australian Lawyers

Allens Arthur Robinson
Level 17
The Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia

Auditor

Ernst & Young LLP
1 More London Place
London SE1 2AF
United Kingdom

Actuary

Tillinghast – Towers Perrin
71 High Holborn
London WC1V 6TH
United Kingdom

File No. 82-34758

HHG PLC

4 Broadgate
London
EC2M 2DA

27 November 2003

HHG PLC LISTING PARTICULARS

The Listing Particulars relating to the admission of shares to be listed pursuant to the demerger of HHG PLC from AMP Limited - announced on 1 May 2003 - have been approved today by the UK Listing Authority.

The Listing Particulars incorporate the Global Offer for HHG PLC shares. The nominal value of HHG shares will be 10 pence each.

Copies of the Listing Particulars are available for inspection at the registered office of HHG PLC, at 4 Broadgate, London, EC2M 2DA.

A copy of the Listing Particulars has been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Investor Enquiries

Gail Williamson
+44 207 818 5168

Media Enquiries

Alex Child-Villiers
Financial Dynamics
+ 44 207 269 7229

HHG PLC Announcement

On 27 November 2003, HHG PLC published a document in relation to the Global Offer of HHG Shares of 10 pence nominal value each. Listing Particulars were formally approved by the UK Listing Authority on 27 November 2003. The document published on 27 November 2003 contains three, non-substantive variations from the printed copies of the document.

For completeness, the differences between the documents are:

- On page 3 ("Contents"), the approved Listing Particulars do not contain page numbers. The printed document contains page numbers.

- On page 21 (Part 2 – "Lock-up and Standstill Arrangements"), the final sentence of the first paragraph in the approved Listing Particulars reads: "These selling restrictions may only be waived with the written agreement of AMP, HHG, UBS and Cazenove". The final sentence in the printed document reads: "These restrictions may only be waived with the prior written consent of the Sponsors.

- On pages 226 and 227 (Part 11 – "Additional Matters: Data Protection"), in the second and third paragraphs of the section, the approved Listing Particulars refer to the Data Protection Commissioner whereas the printed document contains reference to the Information Commissioner. The printed document also contains an additional sentence as a second sentence in the third paragraph of the section, reading "Data controllers must not transfer personal information to countries outside the EEA, unless those countries meet European standards for the adequacy of privacy protection or certain procedures in the DPA are complied with".

The printed copies of the document and the approved Listing Particulars are otherwise identical in all respects and as the differences are not material, copies of the approved Listing Particulars will not be circulated to any prior recipient of the printed document unless specifically requested.

Copies of the approved Listing Particulars are available on request from Karyn Corrigan (HHG Investor Relations) on (020) 7818 5310.

If HHG publishes supplementary listing particulars prior to admission of its shares to the Official List, HHG intends to include in such supplementary listing particulars amendments to the approved Listing Particulars so they conform to the printed document.

For information only

Not for distribution, publication or release in or into the United States

HHG PLC lodges prospectus with ASIC

HHG PLC today lodged a prospectus with the Australian Securities and Investments Commission (ASIC) to facilitate the on-sale within Australia of HHG Shares issued under the Global Offer.

The prospectus comprises HHG's Listing Particulars (published by HHG on 27 November 2003) together with additional information required under the Australian Corporations Act.

The prospectus will also facilitate the on-sale within Australia of HHG Shares or Chess Depository Instruments (CDIs) issued on conversion of the Convertible Loan Notes, in the event that HHG's Global Offer does not proceed.

Copies of the prospectus are available on AMP Limited's website (www.ampgroup.com/demerger)

HHG PLC

Register of Directors Interests

te
'01/2004

Registration No
2072534

.me	**Malcolm Rowland Bates**	**Date of Birth**	23/09/1934
ldress	Mulberry Close, Croft Road, Goring-On-Thames, Oxfordshire , RG8 9ES, England	**Occupation**	Company Director
lio Ref	MRB	**Nationality**	British

Date Appointed	Appointed As	Date Resigned	Notes
12/03/1996	Chairman		
12/03/1996	Director		

erests in £0.10 Ordinary shares

Date	Notified On	Shares Acquired	Shares Disposed	Balance	Amount Paid In Total	Notes
2/12/2003	12/12/2003	7,649		7,649	£764.90	
:3/12/2003	23/12/2003	100,000		107,649	£37,000.00	

HHG PLC

Register of Directors Interests

Registration No
2072534

ne	Peter John Costain	Date of Birth	02/04/1938
dress	Heronden, Smallhythe Road, TENTERDEN, Kent, TN30 7LN, England	Occupation	Company Director
io Ref	PJC	Nationality	Australian/British

Date Appointed	Appointed As	Date Resigned	Notes
12/05/1994	Director		

rests in £0.10 Ordinary shares

Date	Notified On	Shares Acquired	Shares Disposed	Balance	Amount Paid In Total	Notes
:/12/2003	12/12/2003	786		786	£78.60	
3/12/2003	23/12/2003	1,645		2,431	£164.50	Held jointly with his wife

HHG PLC

Register of Directors Interests

Registration No
2072534

ame	**Roger Patrick Handley**	**Date of Birth**	17/02/1945
ddress	413 Whale Beach Road, Palm Beach, NSW, 2108, Australia	**Occupation**	Non Executive Director and Advisor
olio Ref	RPH	**Nationality**	Australian

Date Appointed	Appointed As	Date Resigned	Notes
16/06/2003	Director		

iterests in £0.10 Ordinary shares

Date	Notified On	Shares Acquired	Shares Disposed	Balance	Amount Paid In Total	Notes
12/12/2003	12/12/2003	6,294		6,294	£629.40	CHESS Depositary Interests held in the name of Crown Advisory Services Pty as trustee for Superannuation Fund Account
08/01/2004	08/01/2004	100,000		106,294	£0.96	

HHG PLC

Register of Directors Interests

me	**Nicholas Toby Hiscock**	**Date of Birth**	08/01/1960
ldress	49 Burlington Avenue, Kew, Surrey, TW9 4DG, England	**Occupation**	Chartered Accountant
lio Ref	HISCOCK	**Nationality**	British

Date Appointed	Appointed As	Date Resigned	Notes
11/08/2003	Director		

erests in £0.10 Ordinary shares

Date	Notified On	Shares Acquired	Shares Disposed	Balance	Amount Paid In Total	Notes
2/12/2003	12/12/2003	8,980		8,980	£898.00	

HHG PLC

Register of Directors Interests

ate
;/01/2004

Registration No
2072534

ame	**Anthony Charles Hotson**	**Date of Birth**	11/12/1953
ddress	Aubrey House, Church Street, Wadenhoe, Peterborough, PE8 5ST, England	**Occupation**	Consultant
olio Ref	AH	**Nationality**	British

Date Appointed	Appointed As	Date Resigned	Notes
29/11/2002	Director		

ıterests in £0.10 Ordinary shares

Date	Notified On	Shares Acquired	Shares Disposed	Balance	Amount Paid In Total	Notes
24/12/2003	24/12/2003	8,000		8,000	£3,120.00	Held in the name of Sceptre Nominees
24/12/2003	24/12/2003	37,700		45,700	£14,985.75	Held in the name of Sceptre Nominees with his wife Dorothy Louann Hotson as beneficial owner

HHG PLC

Register of Directors Interests

ame	**Ian William Laughlin**	**Date of Birth**	01/02/1951
ddress	Lake Lodge, West End Road, Maxey, Peterborough, PE6 9EH, England	**Occupation**	Managing Director, AMP UK Life Services
olio Ref	IL0000000001	**Nationality**	Australian

Date Appointed	Appointed As	Date Resigned	Notes
28/01/2003	Director		

nterests in £0.10 Ordinary shares

Date	Notified On	Shares Acquired	Shares Disposed	Balance	Amount Paid In Total	Notes
12/12/2003	12/12/2003	10,033		10,033	£1,003.30	
12/12/2003	12/12/2003	258		10,291	£25.80	Held in the name of his wife Anne Catherine O'Hagan
31/12/2003	31/12/2003	50,000		60,291	£49,250.00	CHESS Depositary Interests held in the name of his wife Anne Catherine O'Hagan

HHG PLC

Register of Directors Interests

lame	**Andrew Max Mohl**	**Date of Birth**	18/10/1955
ddress	3 Finsbury Avenue, London, EC2M 2PA	**Occupation**	Chief Executive Officer
olio Ref	AMM	**Nationality**	Australian

Date Appointed	Appointed As	Date Resigned	Notes
17/10/2002	Director		

nterests in £0.10 Ordinary shares

Date	Notified On	Shares Acquired	Shares Disposed	Balance	Amount Paid In Total	Notes
12/12/2003	12/12/2003	228,253		228,253	£22,825.30	CHESS Depositary Interests
12/12/2003	12/12/2003	15,705		243,958	£1,570.50	CHESS Depositary Interests held in the name of Mohl Invest Pty Limited as trustee for Mohl Superannuation Fund
12/12/2003	12/12/2003	14,841		258,799	£1,484.10	CHESS Depositary Interests held in the name of Mohl Investments Pty Limited as trustee for Mohl Family Trust

HHG PLC

Register of Directors Interests

ame	**Roger Philip Yates**	**Date of Birth**	04/04/1957
ddress	10 Neville Street, South Kensington, London, SW7 3AR, England	**Occupation**	Managing Director
olio Ref	RPY	**Nationality**	British

Date Appointed	Appointed As	Date Resigned	Notes
16/06/2003	Director		

iterests in £0.10 Ordinary shares

Date	Notified On	Shares Acquired	Shares Disposed	Balance	Amount Paid In Total	Notes
12/12/2003	12/12/2003	150,692		150,692	£15,069.20	
23/12/2003	23/12/2003	250,000		400,692	£92,500.00	

HHG PLC

Register of Directors Interests

Name	**William Henry Weston Wells**	**Date of Birth**	03/05/1940
Address	Box Cottage, Sudbrook Lane, PETERSHAM, Surrey, TW10 7AT, England	**Occupation**	Chartered Surveyor
Folio Ref	WHWW	**Nationality**	British

Date Appointed	Appointed As	Date Resigned	Notes
12/05/1994	Director		

Interests in £0.10 Ordinary shares

Date	Notified On	Shares Acquired	Shares Disposed	Balance	Amount Paid In Total	Notes
12/12/2003	12/12/2003	4,077		4,077	£407.70	
23/12/2003	23/12/2003	100,000		104,077	£37,000.00	

File No. 82-34758

Blueprint One World

RECEIVED
2004 APR 19 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	14	01	2004
† Date of Birth	14	10	1938

Appointment as director: X as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Forename(s): David John Seymour

Surname: Roques

Previous forename(s): Previous surname(s):

Usual residential address: High Down, Cokes Lane

Post town: Chalfont St Giles Postcode: HP8 4TQ

County / Region: Buckinghamshire Country:

† Nationality: British † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 21/1/04

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21.1.04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre , Lynch Wood,
Peterborough, PE2 6FY, England

Tel

DX number DX exchange

'hen you have completed and signed the form please send it to the egistrar of Companies at:
ompanies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
r companies registered in England and Wales

CC.

	Company Number	2072534
† Directors only.	† Other directorships	

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Blueprint OneWorld

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Name David John Seymour Roques

Company Name	Resignation
BBA Group plc	
British Nuclear Fuels plc	31/12/2000
Chubb plc	28/07/2003
Premier Farnell Plc	

File No. 82-34758

Key features and components of AGAAP and UKGAAP

HHG PLC

31 March 2004

Approaches to Life Insurance Accounting

AGAAP

- Australian Standard for Life insurers introduced in 1995
- Basis of reporting - Margin on Services (MoS)
- Principal accounting basis for reporting AMP Limited results
- Best estimate assumptions and realistic liabilities
- Adopts deferral of expenses to allow matching of expense and revenue

UKGAAP

- Accounting in accordance with the Association of British Insurers (ABI) Statement of Recommended Practice (SORP)
- Basis of reporting - Modified Statutory Solvency Basis (MSSB)
- Principal accounting basis for reporting results for HHG PLC
- Prudent assumptions, liabilities including margins
- Adopts deferral of expenses to allow matching of expenses and revenue
- Typically starts from FSA reserves and takes out general and contingent provisions, resilience reserve and RMM

Approaches contrasted here

AGAAP

- Best estimate assumptions and realistic liabilities
- Adopts deferral of expenses to allow matching of expense and revenue

UKGAAP

- Prudent assumptions, liabilities including margins
- Adopts deferral of expenses to allow matching of expenses and revenue
- Typically starts from FSA reserves and takes out general and contingent provisions, resilience reserve and RMM

Comparison of Standards- Valuation of Investment Assets

AGAAP

- Listed assets valued at market value
- Acquired assets of life companies at market value, excess of market value ("EMVONA") includes as an asset in the balance sheet
- EMVONA can be reduced if market value falls below purchase price

UKGAAP

- Listed assets valued at market value
- Acquired assets include goodwill in the balance sheet. Goodwill amortised over useful lifetime, subject to a maximum of 20 years
- Goodwill amortisation can be accelerated if value fails annual impairment test

Comparison of Standards- Valuation of Insurance Liabilities

AGAAP

- Insurance Liabilities determined to achieve an even emergence of profits over the lifetime of the business

UKGAAP

- Prudent liability calculation retains margins within liabilities which are released over the lifetime of the business
- Insurance liabilities recorded as "long term business provision" or as liabilities in respect of linked liabilities

HHG PLC

Comparison of Standards- Treatment of acquisition costs

AGAAP

- Either:
  - implicit allowance within insurance liabilities (lower liabilities reflecting emerging margins which will cover acquisition expenses over the lifetime of the business) or
  - explicit DAC asset

UKGAAP

- Explicit deferred acquisition cost (DAC) asset subject to an annual recoverability test
- DAC asset amortised over period acquisition costs expected to be recovered from future margins.

Comparison of Standards - Other liabilities and provisions

AGAAP

- Deferred tax provision in respect of unrealised gains - calculated on a discounted basis

UKGAAP

- Deferred tax provision in respect of unrealised gains introduced at the time of FRS19 (year ended 31/12/2002) calculated on a discounted basis

Pattern of profit emergence

AGAAP

- Rarely recognises profit at inception, losses capitalised at inception

UKGAAP

- Prudential margins will be likely to create a loss on the technical account at inception, offset by greater profits in subsequent years as prudential margins are released
- Source of capital to support prudential margins may either be fund for future appropriations (FFA), or shareholder net assets

Impact of Assumption Changes

AGAAP

- Non-investment assumption changes
  - typically have no impact simply increase or decrease future margins
  - impact capitalised only if no future margins to absorb the change
- Investment assumption changes
  - impact is intended to be neutral where the change is associated with market related changes in underlying asset values
  - as for non-investment assumptions where the change is non-market related

UKGAAP

- Non – investment assumption changes
  - for with profits business will increase or decrease FFA in the first instance
  - for non-profit business – immediate profit or loss impact equal to capitalised value of assumption change
- Investment assumption changes
  - no difference from non-investment assumptions

Reporting of Profit

AGAAP

- Profits split between
  - expected release of profit margins
  - experience profits and losses
  - investment earnings on shareholder capital
- Higher net asset position because of best estimate liabilities, and higher investment income on shareholder capital, including capital inside life funds
- Explicit identification of profit margins at inception and the release of those margins within the result
- Profit margins include the release of the supportable bonus (the profit margin that the liabilities can support)
- Bonus declared is a distribution of retained profits and has no impact on reported profit

UKGAAP

- Profits split between:
  - *Short term technical account*
  - Long term technical account
  - Non-technical account
- Investment return on shareholder capital in the life funds is not explicitly identified with the result
- No explicit calculation of profit margins for non-par business, result includes both the release of prudential margins and the actual margins within the product pricing
- Profit includes the shareholders share (typically 10%) of the actual bonus declared.
- Declared bonuses are a fundamental driver of shareholder profits

Glossary

Fund for Future Appropriations (FFA)

Assets within an insurance fund in excess of the insurance liabilities which are unattributed to shareholders. Conceptually similar to policyholder retained assets or unattributed assets in an AGAAP balance sheet.

Movements in the FFA will reflect additional capital required to support with profits insurance liabilities, or the release of those margins, or the distribution of the FFA through payment of claims in excess of the recorded insurance liability for policies becoming claims.

Long Term Business technical account

The results determined in respect of the long term fund (similar to a statutory fund in the case of an Australian insurer).

General Business technical account

The results determined in respect of the short term business of the company.

Non technical Account

The results determined in respect of the shareholders fund or the non-insurance operations of the company.

File No. 82-34758

HHG PLC

Company Number 2072534

ARBN 30 106 988 836

ASX Appendix 4E

Announcement of Preliminary Results

For the Year Ended

31 December 2003

The information contained in this document should be read in conjunction with any public announcements made by HHG PLC and its controlled entities during the year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Note: The disclosures provided in this "Results for announcement to the market" section meet the requirements of the Australian Stock Exchange ("ASX").

Financial Results	31 Dec 03	31 Dec 02	% change 2003 to 2002
	£m	£m	%
Revenue from ordinary activities	4,127	297	1,290
Loss from ordinary activities after tax attributable to members	(848)	(329)	(158)
Net loss for the period attributable to members	(848)	(329)	(158)

Dividends	31 Dec 03		31 Dec 02	
	Per share	Total	Per share	Total
	pence	£m	pence	£m
Non-equity dividends on 'A' preference shares	4.6	1	5.4	1
Non-equity dividends on 'B' redeemable preference shares	-	-	0.5	1
Non-equity dividends on 'C' redeemable preference shares	-	-	6.2	23

No dividend on ordinary shares is proposed.

Net tangible assets per ordinary share	31 Dec 03	31 Dec 02
	pence	pence
Net tangible assets per 10p ordinary share in issue at 31 December 2003 (2002: net tangible assets per £1 ordinary share in issue at 31 December 2002).	57	36

"Net tangible assets" definition: total assets less intangible assets less total liabilities ranking ahead of, or equally with, claims of ordinary shares.

Analysis of revenue from ordinary activities	31 Dec 03	31 Dec 02
	£m	£m
General insurance business gross premiums written	-	1
Long term business gross premiums written	1,664	2,136
Long term business investment income	1,405	1,394
Long term business unrealised gains on investments	979	-
Long term business unrealised losses on investments	-	(3,545)
Non-technical account investment income	27	101
Non-technical account unrealised losses on investments	(148)	(16)
Henderson business unit total revenue	196	223
Less: Henderson business unit intra-group revenue	(44)	(50)
Towry Law business unit total revenue	48	53
Total	4,127	297

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

REVIEW OF OPERATIONS

In 2003, HHG was established as an independent company as a consequence of the Demerger of the UK businesses from AMP. In Henderson Global Investors and UK Life Services – the two main businesses within HHG – there exist respectively opportunities for growth and opportunities to realise value. However, in 2003 it was important that HHG and its businesses established a sound financial position to ensure that it could make the most of these opportunities and be in a position to withstand adverse conditions in the financial markets. There were several key priorities in 2003 to achieve this, including:

- Reduction of risk in the life companies given the limited shareholder capital available
- Building of a strong balance sheet including the removal of £1.047bn in corporate debt
- Restructuring within the life companies and the Group to align the corporate structure with the core businesses and improve the regulatory capital position – this also involved raising £190m on listing
- Ensuring that provisions in Life Services were adequate to cover a wide range of potential liabilities.

On December 23, following Demerger, HHG listed successfully on the London and Australian Stock Exchanges entering the ASX 100 and (in March 2004) the FTSE 250.

By year-end 2003, these fundamental changes were complete and HHG had:

- Net assets of £1.7bn
- Simplified corporate structure
- Minimal corporate debt
- Established corporate office
- Provisions to address Life Services potential liabilities of £1.5bn
- Embedded Value for Life Services of £1.15bn
- Assets under Management of £71bn

HHG strategy for 2004

- Grow Henderson into a powerful and highly regarded European investment Management Company, with operations in Asia and North America. The business is well diversified and growing organically and is well positioned in both the institutional and retail sectors.
- Place Life Services on an efficient operational footing and in a sound financial position to improve operating profitability and enable release of capital over the long-term.
- Develop Towry Law as an effective and profitable stand-alone business.
- Maximise the value of HHG's investment in Virgin Money.

Henderson

Henderson is a leading investment manager based in London but operating throughout Europe, with expanding operations in North America and Asia. Henderson manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes including equities, fixed income, private equity and property. It also manages the assets of Life Services' life funds.

Business strategy

The objective is for Henderson to maintain its configuration as an international, multi-asset class business and increase access to the platforms and panels of the largest global and national distributors. This will be achieved by concentrating on:

- Building and sustaining competitive investment performance to provide both a source of competitive advantage and enabling margins to be protected.
- Responding to the increasing commoditisation of core products by developing new and existing higher-margin products. This includes expanding specialist investment opportunities such as hedge funds, geared fixed income funds and property funds.
- Attracting and retaining the right people by providing market-competitive remuneration and effective career development programmes.
- Building scale by strengthening distribution and client servicing.

REVIEW OF OPERATIONS (continued)

Henderson (continued)

Strong second half 2003 result – 46% up on first half

Early 2003 saw a low point in equity markets with a marked recovery during the second half. Henderson's results reflected this, with a sharp (46%) improvement in profits in the second half compared to the first. Second half revenues benefited from rising assets under management as the market recovered, while costs were held flat. The scale of improvement in the second half demonstrates the operational gearing in the business.

The marked improvement in second half profits to £19 m before tax, up 46% on first half profits delivered a full year profit of £32m before tax. This reflected the recovery in the market (FTSE up 9% in the fourth quarter) and the positive impact of management initiatives on bottom line profitability.

Overall, Henderson's cost to income ratio was 84% for 2003, showing the negative effect of lower first half revenues. The ratio improved in the second half due to a combination of improving revenue and flat costs. In 2004 we expect the cost to income ratio to fall below 80% and, in the medium term, are targeting a ratio of around 75%, assuming benign market conditions. Whilst tight control has been maintained over business as usual costs, expenditure on front office IT infrastructure to support investment professionals and on retail distribution capabilities has continued, to support the achievement of our strategic objectives.

Investment performance

Henderson delivered stronger investment performance in 2003 with 68% of External Listed Asset funds outperforming their benchmark (this includes all of the listed assets managed by Henderson with the exception of the Life Services with-profits funds. No meaningful data is available for these as the benchmarks were suspended during the year while asset allocations were revised). In particular, the performance of the Absolute Return Funds, the Horizon fund range and US Mutual funds has been strong , providing positive distribution opportunities for 2004.

Assets under management (AUM) steady, but cash inflow down due to restructure of life funds

AUM increased by £1.9bn to £70.6bn, a £6.0bn increase from markets, partially offset by £4.1bn of net fund outflows, predominantly in relation to the Life Services life funds and AMP withdrawals. We currently expect the growth in profits derived from new and existing higher-margin products to exceed the profit impact of 2003 net outflows (generally in respect of lower margin products).

Outlook

Despite the downturn in the global equity markets since 2000, we are convinced that the future of the global asset management industry is a positive one. The ageing population, increasing requirement for retirement savings and growing recognition by governments that greater proportions of the population require long-term saving and investment are all positive for the industry.

Going forward, Henderson will further strengthen its international distribution ties with both global and national banks and other financial services organisations in Continental Europe, Asia Pacific and North America. Given the improved performance of a number of retail products suitable for distribution in each of these regions, the 2004 outlook is more promising. Cost control will remain important but this will be balanced by continuing investment in infrastructure and people, which supports our core objective of delivering investment excellence.

Life Services

The objective for Life Services is to maximise shareholder value, from its closed books of business, by demonstrating rigorous risk and balance sheet management to allow the market greater certainty about the underlying value of the businesses. In the longer term, that value will be realised through the release of capital and dividends to shareholders.

REVIEW OF OPERATIONS (continued)

Life Services (continued)

Life Services intends to achieve this by focusing on certain basic issues: balance sheet and risk management, unit costs and efficiency, customer management, and the development and retention of high quality people.

The major issue for Life Services in the first half of 2003 was to manage the regulatory capital requirements of its life companies in the face of falling investment markets. The absence of further capital required a significant reduction in share market risk to protect policyholders and shareholders. Closure to new business and the consequent restructure required significant cost reductions and further streamlining of the Life Services operation.

Profit and Embedded Value recovery in second half

Overall, with an operating profit of £81m before tax, the result for Life Services is strong given the substantial changes in the business during the year. The result was underpinned by a number of recurring profit items. These included the emergence of prudential margins from closed fund run off (no longer offset by setting up prudent new business reserves) and the shareholders' share of bonuses on with profits business . Any new business going forward will be minimal. In addition the result in the second half was supported by several one-off favourable impacts, including movements in interest rates, timing of cash injections, transitional revenue into the Service Company and profit margins on annuity new business.

The wide scale restructure and writedowns in the first half substantially impacted Embedded Value. However, in the second half it grew significantly reflecting a number of factors: additional capital raised, favourable market conditions and better than expected profitability on non-profit business and within the Service Company.

Improved balance sheet and risk management

During 2003, Life Services management focused heavily on fully understanding and managing the risks associated with the life companies and their balance sheets.

A risk and control self-assessment system has been implemented across Life Services which further strengthens the Life Services' control environment. Ongoing initiatives continue to investigate opportunities for optimising the risk : return trade-off to ensure the most efficient use of capital. These include the continuing swap of strategic assets for admissible assets (principally HHG Invest), increasing the admissible assets in the with-profits funds and consideration of structured investment vehicles.

In the first half of 2003, the life companies significantly reduced their exposure to share markets and increased investments in less volatile assets such as fixed interest securities. As a result of the sell down in equities, the investment mix of each of the life funds has changed substantially from previous years. For the shareholder, significant investment losses were recognised, resulting from reductions in goodwill as new business operations were closed and the write-down in the value of shareholder capital which is likely to be required to support policyholder obligations.

These actions stabilised the funds' regulatory capital positions by reducing the risk of volatility associated with equities. As a result, future exposure to equity market upside and downside is limited.

The regulatory capital position of all the Life Services companies improved markedly in the second half of 2003. All the companies continue to meet the capital requirements anticipated under the FSA Consultation Paper 195 (CP195). In particular, Pearl's position has substantially improved, given the additional capital raised in December 2003 and as a result of improved market conditions in the second half of 2003.

Improved operational efficiency of the closed books

The 2002 decision to disband the direct sales force and associated back office support was implemented during 2003 within the provisions created at the end of 2002. The Contemporary Business Unit was closed and its main operating company, NPI Limited, stopped writing new business and transferred into Life Services.

REVIEW OF OPERATIONS (continued)

Life Services (continued)

Improved operational efficiency of the closed books (continued)

As a result of this restructure and other cost saving initiatives in June 2003, a progressive reduction of 900 jobs was announced.

Life Services achieved a reduction in costs on a like-for-like basis of £56m during 2003 taking the cost base to £172m for the full year. It is on track to reach a target cost base of £130m for 2004.

Effective management of Customer Relationships

As a result of the bonus declarations, changes to equity backing ratios for the with -profit business, and adverse publicity, there was a marked increase in customer contact, transactions and complaints. This adversely affected service levels for some months, but by year-end they had reached very satisfactory levels for the vast majority of business. The roll-out of work-flow and imaging technology played an important part in improving service.

Given the closure to new business and, in particular, the move to a more conservative asset mix, Life Services flagged an expected significant reduction in the in-force book during 2003/4. Surrenders rose in the second half, as expected, and may stay high in the first half of 2004 before then moving down to levels more in line with our long term expectation.

Develop and retain high quality people

Staff were placed under considerable pressure during the year as we significantly reduced their numbers and at the same time transformed the business and dealt with large increases in customer interaction. With the restructuring and natural attrition, full-time equivalent staff numbers were reduced from 4,917 at the start of 2003 to 1,792 at the end of the year. In January 2004, Life Services announced that it would close its operations at the Tunbridge Wells site and absorb the work at its site in Peterborough.

Outlook for Life Services during 2004

In 2004, Life Services will consolidate the improvements made to its businesses during 2003. In particular we expect that:

- The Service Company will have predominantly removed the cost overhang associated with new business and will break even.
- The profitability of the life companies should become more stable (however we do not expect it to settle at the level suggested by the second half 2003 performance as that contained a number of one off items).
- The regulatory capital position of the life companies should be reasonably stable.
- The embedded value should continue to grow as the risk discount unwinds and profit is retained to improve capital adequacy.

Other Businesses

HHG's other smaller businesses focus on value realisation.

Towry Law

The independent financial advisory firm Towry Law is a leading UK based IFA with international operations in selected markets. Recovery in investor sentiment and stringent internal cost management resulted in Towry Law achieving a profit of £1m before tax in 2003.

Virgin Money

Following a strategic review of its business in early 2003 Virgin Money began to focus on its new credit card business in international markets. The launch and success of its new Australian credit card is a testament to

REVIEW OF OPERATIONS (continued)

Other Businesses (continued)

Virgin Money (continued)

the potential of leveraging the Virgin brand in new financial services markets. The Virgin Money Group made its first trading profit in 2003, with the success of the credit card operations offsetting the difficulty faced by other parts of the business in a troubled UK financial services market.

In line with its stated strategy, HHG is in ongoing discussions regarding the potential sale of its stake in Virgin Money to the Virgin Group.

Divestments

During 2003 small units of the former Contemporary Financial Services operation Trustee Services and In Retirement Services were divested. In February 2004, the sale of the Ample online financial services business was completed.

None of these disposals had a material impact on the HHG Group.

Corporate

HHG has a small corporate office, which performs the role of policy setter for the Group and oversees strategic direction of the businesses. It undertakes the corporate functions of secretariat, corporate finance and treasury, corporate strategy, investor relations, corporate human resources, legal and regulatory affairs. The corporate office is streamlined in terms of head-count and infrastructure and works actively with business unit functions.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

FINANCIAL REVIEW

The Group reports its performance on a Modified Statutory Solvency Basis (MSSB). In addition for Life Services reporting we also measure the change in its embedded value and provide detail on its regulatory capital strength through reporting Free Asset Ratios and realistic balance sheets (calculated on the ABI basis and in accordance with the proposed FSA CP195).

Modified Statutory Solvency Result

HHG Group Profit (MSSB basis)	31 Dec 03 £m	31 Dec 02 £m
Henderson	32	54
Life Services	81	86
Other Businesses	(3)	(22)
Business unit operating profit	110	118
Corporate costs	(12)	(10)
Operating profit	98	108
Unallocated interest costs	(60)	(76)
Other operating exceptional charges [1]	(543)	(124)
Amortisation & impairment of goodwill	(316)	(256)
Amortisation & impairment of PVIF [1]	(33)	(67)
Short term fluctuation in investment return	(13)	(10)
Profit on disposals of businesses	3	82
Loss on ordinary activities before tax	(864)	(343)

1 *Amortisation and impairment of PVIF and those other operating exceptional charges incurred within the technical account are grossed up at the tax rate attributable to the balance on thelong-term business technical account.*

HHG operating profit before amortisation of goodwill, exceptionals, interest and tax were £98m (2002: £108m). This is a combination of two distinct half-year performances - a first half operating loss of £43m offset by a second half year operating profit of £141m. The improvement in the second half of the year has been across all business units, but principally within Life Services. Henderson's improvement in the second half of 2003 (up 46% on 1H03) reflected a rise in markets, performance fees and growing contribution from higher margin products. The stable position year-on-year in Life Services masks the turnaround within the business, which, during the year, moved from a loss in the first half of 2003 of £40m to a profit in the second half of 2003 of £121m. This reflected a number of one off favourable factors including movements in interest rates, profit margins on annuity business and transitional revenue into the Service Company. A number of recurring profit items also came through in the second half. These included the emergence of prudential margins from the closed fund run off and the shareholders' share of bonuses on with profits business. The improvement in Other Businesses reflects Towry Law moving into profit.

* Operating profit represents the trading results of the combined business units excluding non trading, exceptional items, unallocated interest costs and short term fluctuations in investment returns.

FINANCIAL REVIEW (continued)

Modified Statutory Solvency Result (continued)

The loss on ordinary activities before tax of £864m (2002 loss of £343m) includes a series of further exceptional items in 2003 (£543m). These items arose as a result of the action taken to preserve the regulatory capital position of the life companies — principally selling equities and the actions required to restructure the company for the Demerger from AMP. Specifically the exceptionals included the impairment in the contingent loans provided by the shareholder to the policyholder funds (£171m National Provident Life, £130m for London Life), restructuring costs associated with the decision to close all Life Services companies to new business (£143m) and the impact of increased per policy expenses and mortality charges (£99m).

As part of the restructuring a full impairment review of the carrying value of the Group's goodwill was carried out, which resulted in £281m of exceptional write-downs of NPI Limited, Towry Law, Pearl and Virgin Money. As a consequence future annual goodwill amortisation will be significantly reduced.

In line with the listed company recommendations of the ABI Statement of Recommended Practice, the accounting policy of the Group has been changed to account for the investment income on shareholders' funds backing both the long term and general insurance businesses on the basis of the long term rate of return on those funds. This has resulted in a restatement of the 2002 transfers between the general business technical account, and the non-technical account but no change in the total loss on ordinary activities.

The Demerger also resulted in the settlement of £1,047m of the Group's debt, reducing the shareholder debt at 31 December 2003 to £2m. Ongoing shareholder interest charges are anticipated to be negligible.

Henderson

Henderson profit and loss account:	31 Dec 03	31 Dec 02
	£m	£m
Revenue		
Total fee income	193	219
Investment income	3	4
Total revenue	196	223
Expenses		
Operating expenses	(157)	(157)
Depreciation and amortisation	(7)	(4)
Total expenses	(164)	(161)
Underlying operating profit	32	62
Transformation costs	-	(8)
Operating profit before tax	32	54

Operating profit before tax for Henderson for the year ended 31 December 2003 was £32m, down 41% from £54m for the previous financial year – mainly as a result of the impact of lower equity markets on management fee income. Operating profit before tax in the second half was £19m, up 46% on the £13m achieved in the first half.

Total fee income in 2003 of £193m was 12% lower year-on-year. The decline was predominantly due to the fall in equity markets that continued into 2003 and the reduction in performance fees (based on 2002 investment performance). The FTSE100 was on average 13% lower in 2003 compared to 2002. The market recovery during the 4th quarter of 2003 (Q4 FTSE100 increased by 9%) helped to ensure an improved second half 2003 result and provides a basis for increased optimism in 2004.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

FINANCIAL REVIEW (continued)

Henderson (continued)

Operating expenses of £157m were unchanged against the prior year, although the 2003 cost base included further investment into development opportunities. These comprised distribution capabilities in the US and Continental Europe, and enhanced Henderson Front Office capabilities and other core IT infrastructure. Where possible Henderson continued to take measured cost management actions to ensure business development activities could be maintained without increasing total year-on-year expenditure levels. Despite efficient cost management the decline in revenue resulted in a cost to income ratio increase to 84% for 2003 compared to 72% for the prior year.

Assets under management

Henderson continues to manage a broad range of asset classes with a diversified range of products and clients. During 2003, total assets under management increased by £1.9bn to £70.6bn. This relatively stable position masks some significant shifts in the composition of assets under management. In particular, there have been £2.8bn of fund outflows (client withdrawals of funds rather than movements driven by market fluctuations) from the internal funds managed on behalf of Life Services following closure to new business. In addition, there have been significant asset allocation changes to these Life funds, substantially increasing the fixed-income component and decreasing equity and property exposures (which are typically higher margin asset classes). Fund outflows also included the removal of £1.5bn of sub-advised funds by AMP (£1.3bn in the second half 2003 as a result of the Demerger).

Increases in external retail and institutional funds (generally at higher margins) have offset outflows related to Life Services and AMP. Whilst much of the increase in external business has come from the market improvement, there have also been net fund flows into the Horizon fund range, US Mutual Funds, Absolute Return Funds, Property and geared fixed income funds. Management expects the future growth in profits from these business lines to exceed the loss of earnings from the ongoing attrition in Life Services over time.

Assets under management increased by a net £1.9bn during 2003. The recovery in markets during 2003 resulted in a favourable market impact of £6.0bn for the year, although, on average, markets were well below prior year levels. Total net fund outflows were £4.1bn comprising:

Net fund flows by distribution channel:	31 Dec 03	31 Dec 02
	£bn	£bn
Retail – open ended	0.1	0.2
Retail – closed ended	(0.1)	(0.1)
Sub-advisory	(1.5)	(0.3)
Institutional	0.2	(0.3)
Life Services life funds	(2.8)	(1.5)
Private client asset management	0.0	(0.8)
Total net fund flows	(4.1)	(2.8)

Summary of movements in assets under management:	31 Dec 03	31 Dec 02
	£bn	£bn
Opening assets under management	68.7	80.6
Net fund flows	(4.1)	(2.8)
Market movements	6.0	(9.1)
Closing assets under management	70.6	68.7

FINANCIAL REVIEW (continued)

Henderson (continued)

Assets under management (continued)

The largest component of the client losses comprised £2.8bn of net fund outflows from Life Services' life funds and £1.5bn of AMP sub-advised funds (mainly withdrawn as part of the Demerger process). Henderson's objective is to replace the revenue lost on internal mandates with higher margin external business. Despite the challenging market environment during 2003 there are some positive early indications in 2004 that this may be achieved.

Net fund inflows in the retail open ended channel include £0.2bn of net new business from Horizon, Henderson's offshore retail vehicle, and £0.1bn of net new business from US Mutual Funds. These were offset by £0.2bn of net outflows from UK Retail including losses from the Pearl and NPI retail product ranges. Most of the positive retail inflows were achieved in the final quarter of 2003 as a result of strong investment performance and improving equity markets.

Net fund inflows in the institutional channel were £0.2bn. This includes net inflows into specialist areas such as collateralised debt obligation funds (CDOs) and property funds and outflows from traditional listed asset funds. This reflects the institutional industry trend away from the 'balanced' approach and towards a series of specialisations. Inflows also include £0.1bn of further net sales of the Absolute Return Funds range of hedge funds.

During 2002, Henderson disposed of its Private Asset Management business to Mellon Newton. Profits have been recognised as exceptional in the HHG Group 2002 and 2003 statutory results and do not form part of the Henderson operating profit before tax. The fund outflow of £0.8bn relates to the transfer of this business in 2002.

The size and mix of assets under management are key drivers of Henderson's business. Henderson analyses assets under management by asset class and by distribution channel. Equity holdings reduced from £35.7bn (52%) as at 31 December 2002 to £28.7bn (41%) at 31 December 2003 whilst fixed income increased from £27.0bn (39%) to £36.0bn (51%) over the same period. This reflects the changes in asset allocation within the Life Services' life funds, following closure to new business, and the trend of external clients switching from equity to fixed income investments. Property fell slightly over the year with Institutional new business wins being offset by deallocations by Life Services' Life funds.

Assets under management by type of asset:

	31 Dec 03	31 Dec 02
	£bn	£bn
UK equity	17.3	23.7
International equity	11.4	12.0
Total equity	28.7	35.7
Fixed income	36.0	27.0
Property	5.3	5.4
Private equity	0.6	0.6
Total assets under management	70.6	68.7

FINANCIAL REVIEW (continued)

Henderson (continued)

Assets under management (continued)

Assets under management by distribution channel:

	31 Dec 03	31 Dec 02
	£bn	£bn
Retail – open ended	6.5	5.4
Retail – closed ended	4.6	3.8
Sub-advisory	6.8	7.3
Institutional	25.6	24.1
Life Services' life funds	27.1	28.1
Total assets under management	70.6	68.7

The combination of improved equity markets and net fund flows has resulted in a £1.1bn increase in assets through the retail open ended channel. The closed ended retail channel assets have increased £0.8bn as a result of favourable markets (£0.9bn), partly offset by net fund outflows (£0.1bn). Sub-advisory assets decreased by £0.5bn with the loss of the AMP mandate partly offset by favourable markets.

Total institutional assets have increased by £1.5bn as a result of favourable equity markets and net fund inflows of £0.2bn. Life Services' life fund assets have fallen by £1.0bn, due to £2.8bn net fund outflows partly offset by favourable markets. The overall shift in the mix of assets into the higher margin channels presents a more favourable outlook for 2004.

Investment performance improved in 2003 with 68% of External Listed Asset funds outperforming their benchmark. Within retail, 59% of funds outperformed benchmarks. Performance on Institutional mandates has been more variable, although fixed-interest performed well with 84% of institutional mandates outperforming benchmark. Henderson aims to build on these performance improvements to capitalise on its developing distribution capabilities.

During 2003, Henderson won "The Competition" - to find a new blueprint for managing pension funds in a long term and socially responsible way. The competition to manage a notional €30bn fund attracted 88 entrants from 12 countries including many other leading fund management firms. Henderson also won 20 investment performance awards. These include 7 Standard & Poor's awards including those to the Henderson Horizon Pan European Equity Fund and TR Property Investment Trust , both in 1st place over 1 year in their respective sectors. The Henderson European Absolute Return Fund also won the Long/Short European equity fund of the year at the EuroHedge awards.

In addition, Henderson has entered into a joint initiative with Life Services to consolidate the Collective Investment Funds in Pearl and NPI into the equivalent Henderson funds. This includes the transfer of PEP and ISA plans into the Henderson OEICs. This was completed in early 2004 and provides Henderson with a direct relationship with a further 175,000 retail investors. This product rationalisation activity increases efficiency for HHG and also provides Henderson with a much larger retail client base for marketing and enhanced platform for future growth and profitability.

Henderson is compliant with all existing FSA regulatory capital requirements.

Life Services

In addition to the Modified Statutory Solvency basis of reporting, Life Services also measures its performance through the change in its embedded value and provides detail on its regulatory capital strength through reporting Free Asset Ratios and realistic balance sheets (calculated in accordance with the proposed FSA CP195 and, for the purpose of industry comparison, also on the ABI basis).

FINANCIAL REVIEW (continued)

Life Services (continued)

Modified Statutory Solvency Basis

Analysis of the Modified Statutory Solvency result	31 Dec 03	31 Dec 02
	£m	£m
Total from the long term technical account	89	7
Service company	(8)	16
General insurance	12	19
Other Shareholder interests	(12)	44
Total	81	86

The Life Services result reflected a number of one off favourable factors including movements in interest rates, profit margins on annuity business and transitional revenue into the Service Company. A number of recurring profit items also came through in the second half. These included the emergence of prudential margins from the closed fund run off and the shareholders' share of bonuses on with-profits business.

The overall Service Company loss of £8m comprised a first half 2003 loss of £18m and a second half 2003 profit of £10m. The significant improvement in the second half 2003 is principally due to the reduction in cost base (following restructuring that took place in 2002 and the first half 2003) and one off factors including a phased reduction in income in respect of acquisition activity. The Service Company is targeting breakeven for the full year 2004 as a whole.

Life Services continues to produce general insurance profits through its ongoing arrangement with Churchill, who sell products under the Pearl brand, and through the release of margins from the technical provisions of the general insurance run off business.

The loss in other Shareholder Interests arising in 2003 is a result of changes to the valuation basis for London Life contingent loans to a market-consistent approach, bringing it in line with the basis used for the National Provident Life (NPL) contingent loans.

Embedded values

HHG provides Embedded Values on both a Traditional basis ("TEV") and a Market-Consistent basis ("MCEV"). In preparing these results, HHG has been advised by Tillinghast-Towers Perrin.

Traditional Embedded Value

Given the extent of restructuring within Life Services during the past 18 months and the impact on the life companies, TEV has been reported for both halves to provide more meaningful analysis. The first half of 2003 included a significant impairment of shareholder asset values. These impairments and other operating items of £547m have been isolated. A change in methodology was also made at 30 June 2003, with the adoption of methods and assumptions more consistent with market practice. In addition HHG changed its embedded values to report them net of intra-group holdings. Up to 30 June 2003, TEVs were shown gross of such holdings.

TEVs are calculated using a prudent risk margin of 5% above the risk free rate for Pearl and NPLL (3% for London Life, unit linked, service and other companies) and economic assumptions are determined based on appropriate government bond yields at each period end. As a result of movements in bond yields, risk discount rates have increased in respect of Pearl and National Provident Life from 9.4% at 30 June 2003 to 9.9% at 31 December 2003. The corresponding move for the other Life Services business is from 7.4% to 7.9%.

FINANCIAL REVIEW (continued)

Life Services (continued)

Embedded Values (continued)

Movement in Traditional Embedded Value – 31 December 2002 to 30 June 2003	£m
Consolidated TEV at 31 December 2002 (Source AMP Investor Report)	1,979
Opening adjustments	(95)
Expected return	87
Assumption variances	(206)
Experience variances	(256)
Capital movements	152
Exceptional items	(291)
Unexplained	(29)
Consolidated TEV at 30 June 2003 (Source AMP Investor Report)	1,341
Differences in assumptions	59
Differences in expense methodology	(129)
Other differences	(10)
Removal of intra group holdings	(416)
Consolidated TEV at 30 June 2003 (Source HHG Listing Particulars)	845

Movement in Traditional Embedded Value – 30 June 2003 to 31 December 2003	£m
Consolidated TEV at 30 June 2003 (Source HHG Listing Particulars)	845
Opening adjustments	39
Expected return	41
Value created through Investment Management	94
Value created through Insurance Management	100
Capital movements	47
Other	(21)
Consolidated TEV at 31 December 2003	1,145

Second half movements in embedded value reflect a number of positive factors including improved and less volatile equity markets, which reduced the capital support required by the with-profit business. Interest rate movements enhanced non-profit profitability; Swap of the contingent loan from the Pearl 90:10 fund to the Pacific fund and a reassessment of the resulting tax liabilities has reduced the expected future tax burden, additional value has arisen from a better Service Company result then expected. The increase in embedded value is slightly offset by a strengthening of the mortality assumptions for NPI business. The embedded value has also increased as a result of the allocation of additional capital to Life Services, following the successful capital raising in 2003.

Sensitivity of TEV	£m
Base	1,145
Risk discount rate 1% higher	1,086
Risk discount rate 1% lower	1,211
Pre-tax investment returns on equities and property 1% lower and reduced by 0.25% on corporate bonds with bonus rates changing commensurately	1,118
Discontinuance rates increased by 25%	1,149
Annuitant mortality reduced by 5%	1,100
Non-commission expense increased by 10%	1,081

FINANCIAL REVIEW (continued)

Life Services (continued)

Market-Consistent Embedded Value

MCEV allows explicitly for the cost of market-related risk, by reference to the pricing of similar risks observed in the financial markets. The most important of these are risks associated with the provision of policyholder financial guarantees and options and the risks associated with mismatches between assets and liabilities and revenues and expenses. (By comparison, the TEV allows implicitly for the pricing of market risk by the use of a risk discount rate). MCEV was first calculated by Tillinghast-Towers Perrin at 30 June 2003 for Life Services and updated results are shown at 31 December 2003.

The movement in the MCEV from 30 June 2003 to 31 December 2003 and the sensitivity of the MCEV to changes in the key assumptions are set out in the tables below. The significant increase in the MCEV has arisen principally in Pearl. This reflects the benefits of reduced guarantee costs as asset shares have grown relative to guaranteed benefits and favourable movements in the assumptions driving the market consistent valuation (e.g. reduction in equity volatility, consistent with more stable equity markets in the second half of 2003). Other beneficial factors for TEV will also increase the MCEV, including additional capital allocated to Life Services, changes in tax assumptions and Service Company profitability, again partially offset by the strengthened NPI annuity mortality assumptions.

Market Consistent Embedded Value at 31 December 2003

Illustrative Level of Agency Costs(%)	0%	2.5%	5%
Consolidated MCEV (excluding explicit agency costs) (£m)	1,271	1,271	1,271
Agency Costs (£m)	0	(32)	(64)
Consolidated MCEV (including explicit agency costs) (£m)	1,271	1,239	1,207

Movement in Market-Consistent Embedded Value – 30 June 2003 to 31 December 2003	£m
Consolidated MCEV (excluding explicit agency costs) at 30 June 2003	900
Opening Adjustments	21
Expected Return	34
Value created through Investment Management	143
Value created through Insurance Management	92
Capital movements	67
Other	14
Consolidated MCEV (excluding explicit agency costs) at 31 December 2003	1,271

Sensitivity of MCEV (excluding explicit agency costs)	£m
Base	1,271
Equity: 20% fall	1,175
Property: 20% fall	1,160
Corporate spreads as per CP195	1,153
Fixed interest yields fall by 100 basis points	1,151
Swaption volatilities increase by 1.5 percentage points	1,253
Equity and property implied volatilities increase by 7 percentage points	1,225
Discontinuance rates increased by 25%	1,271
Annuitant mortality reduced by 5%	1,205
Non-commission expense increased by 10%	1,200

FINANCIAL REVIEW (continued)

Life Services (continued)

Regulatory Capital – statutory solvency

Free Asset Ratios (FARs)

Free Assets are measured as the excess of available assets (admissable assets less total liabilities) plus implicit items over and above the Required Minimum Margin. The FAR is free assets divided by total liabilities.

The FARs of the main life companies as at 31 December 2003 and in comparison to the 30 June 2003 position were for Pearl 2.1% (1.8%), National Provident Life 1.4% (0.4%) and London Life 1.7% (1.1%). As at the end of 2002 the FARs were 2.7%, 1.3% and 2.6% respectively, however, the reliance on implicit items in the calculation of free assets has reduced significantly from £580m (31 December 2002) to £43m (31 December 2003).

As at 30 June 2003, the Pearl 90:10 fund showed a deficit of £367m. This was covered by assets within the Pacific fund. As at 31 December 2003, the deficit had been cleared and there was a surplus of £3m.

Regulatory Capital – realistic solvency

HHG welcomes regulatory moves in the UK towards more realistic assessments of life company solvency and greater consistency and transparency in the reporting of life company capital adequacy.
Realistic balance sheet results for each of HHG's main with-profits life companies are set out below. In preparing these results, HHG has been advised by Tillinghast-Towers Perrin.

Realistic balance sheet reporting – CP195 basis

During 2003, the FSA's Consultation Paper 195 ("CP195") proposed a new regulatory framework which will determine the total required capital for life insurance companies as the greater of a statutory and a realistic calculation of assets and liabilities. This is expected to become effective later in 2004. Calculation of the realistic balance sheets of our life companies as defined in CP195 indicates that all would have met their regulatory capital requirements under the new realistic basis.

There has been a significant improvement in the realistic balance sheet position for Pearl since that shown in the Listing Particulars at 30 June 2003. This reflects the benefit of increased equity values, lower implied volatility and therefore lower expected guarantee costs. All of the three main life companies have in excess of one times coverage of RCM under CP195.

Realistic balance sheet – CP195	Pearl Assurance £m	National Provident Life £m	London Life £m
Admissible assets [1]	14,499	7,035	2,706
Adjustment for non profit business	(3,319)	88	(1,044)
Available assets	11,180	7,123	1,662
Realistic liabilities	(10,383)	(6,948)	(1,640)
Assets available to cover risk capital margin	797	175	22
Risk capital margin	(559)	(112)	(22)
Free capital	238	63	0

[1] *Admissible assets held in both the long term and shareholder funds*

FINANCIAL REVIEW (continued)

Regulatory Capital – statutory solvency (continued)

Realistic balance sheet reporting – ABI basis

Discussions between the ABI and the FSA as to the disclosure of realistic balance sheet information have resulted in an agreed presentation which is referred to as the ABI basis. In moving from the CP195 basis to the ABI basis, the following adjustments have been made:

- No allowance for a persistency stress test,
- A weaker set of tests for the widening of credit spreads,
- Allowance for the value of non-profit business, where such value is available to support with-profits business,
- Valuation of subsidiaries on an embedded value basis.

Calculation of the realistic balance sheets as at 31 December 2003 of our life companies as defined under the ABI basis indicates that all would have increased their coverage of regulatory capital requirements so determined. All of the three main life companies have in excess of three times coverage of RCM under the ABI basis

Realistic balance sheet – ABI basis	Pearl Assurance	National Provident Life	London Life
	£m	£m	£m
Realistic Basis Assets			
Total Statutory Assets of With-Profit Fund	10,617	6,569	1,662
Additional Statutory Assets outside With-Profit Fund backing With-Profits Business	522	213	22
Valuation Adjustments to Statutory Assets and Additional Assets arising on Realistic Basis	268	341	49
Total	11,407	7,123	1,733
Liabilities			
Policyholder Realistic Basis Liabilities	9,604	5,883	1,573
Other Liabilities	779	1,065	89
Total	10,383	6,948	1,662
Realistic Basis Assets in Excess of Total Liabilities	1,024	175	71
With-Profits Capital Requirements on a Realistic Basis	319	18	0
Realistic Basis Assets in Excess of Total Liabilities and Capital Requirements	705	157	71

Equity backing ratios

Equity backing ratios are the proportion of invested assets in the with-profits life funds that are invested in growth assets (i.e. equities, property and private capital). As investment markets declined during 2003, it became necessary to safeguard policyholders' guaranteed benefits. Continued exposure to more volatile assets, such as equities would have limited the protection available against further reductions in market levels and sharply increased the likelihood of a breach of regulatory capital requirements. The AMP Board indicated that no further capital was available to support continued exposure to growth assets. This led the boards of the life companies to undertake a further reduction in the equity backing ratios of the relevant with profit funds in order to protect regulatory solvency to ensure the security of policyholder benefits.

At 31 December 2003, the equity backing ratios were Pearl 31% (2002: 47.9%); London Life 12% (2002: 44.9%); and National Provident Life 14% (2002: 48.5%). The Pearl figure is net of the impact of derivatives held to provide protection against major falls in the share market.

FINANCIAL REVIEW (continued)

Other Businesses

	31 Dec 03 £m	31 Dec 02 £m
Towry Law	1	(12)
Virgin Money	2	2
AMPLE	(6)	(7)
Other	-	(5)
Operating loss	(3)	(22)

The Towry Law result reflects the benefit of cost control on administrative expenses partially offset by reduced revenues from the Middle East and Far East reflecting the outbreak of war and SARS. The Virgin Money 2002 profit was stated gross of a £6m interest receipt, which does not apply to future periods. The improvement during 2003 is as a result of a successful credit card strategy, which delivered a £2m profit versus 2002 underlying operational loss of £4m.

HHG Group Corporate Structure

Prior to the Demerger, HHG PLC held only a 7% interest in HHG Invest PLC ("HHG Invest"), the parent company of Henderson Global Investors (Holdings) PLC, with Pearl holding the remainder of the share capital. Following the restructuring undertaken as a part of the Demerger, this interest has increased to 76%. It is the intention of HHG PLC to acquire full ownership of HHG Invest from Pearl in order to maximise HHG's direct economic exposure to, in particular, Henderson and also to enhance Pearl's regulatory capital position.

Capital management

Shareholders' funds increased by 62% to £1,689m (2002: £1,045m). This increase reflects a loss for the year, offset by:

- Repayment of £1,047m of HHG's debenture loans as part of the Demerger from AMP on 12 December 2003.
- Issuance of 652,920,962 ordinary shares of 10p through the £190m institutional capital raising at 23 December 2003.

Capital restructuring

On 26 November 2003, the High Court of Justice confirmed a reduction in the authorised share capital of HHG PLC, creating a capital reduction reserve of £2,127m, and approved the utilisation of the capital reduction reserve, on Demerger, to:

1. repay an amount equal to the amount paid up on the 'A' preference shares plus any arrears of dividend thereon down to the effective date of the capital reduction;
2. repay £1,105m to AMP Financial Services Holdings Limited (conditional upon the resubscription for new ordinary shares of 10p each by the shareholders of AMP Limited pursuant to the Demerger) and
3. credit the balance remaining to the profit and loss account to first eliminate the deficit on the accumulated profit and loss account of the Company as at 31 December 2003 with any balance remaining to be treated as realised profit capable of being distributed.

FINANCIAL REVIEW (continued)

Capital employed

The liquidity position of the Group has improved as a result of the settlement of £1,047m debt during the Demerger process. The reduction in Other Business capital reflects the impairment of Towry Law and Virgin Money goodwill of £67m. The remaining net decrease in capital employed is borne by the Life Services business segment.

Capital employed by business unit	31 Dec 03 £m	31 Dec 02 £m
Henderson	373	380
Life Services	1,177	1,557
Other Business	73	138
Corporate	68	60
Net assets	1,691	2,135
Financed by:		
Capital and reserves	1,689	1,045
External loans	2	1,090
	1,691	2,135

Management of risk

Group Treasury Operations

Treasury governance rests with the HHG PLC Board, assisted by the Board Audit Committee, who provide a control independent of group management.

HHG PLC's policy on liquidity management is to ensure that it is able to fund short and long term liabilities in an orderly and appropriate manner as and when they fall due, through active liquidity management. This entails ensuring that at all times HHG PLC has access to a variety of sources of liquidity.

HHG PLC's interest rate management policy aims to minimise the cost of borrowing through effective control and management of its interest rate risk. This may involve entering into derivative protection strategies. Derivative financial instruments are held for risk management purposes and not for speculation.

The Group's policy on foreign exchange is to protect its long term Sterling value of the business in terms of operating margins, foreign currency earnings and overseas investments. This is managed through a

combination of natural hedging methods and utilising derivative instruments such as forward FX, currency options and cross currency swaps. However the level of currency risk and therefore instruments to manage it are not significant. Derivative financial instruments are held for risk management purposes and not for speculation.

HHG credit policy is to safeguard its financial resources by establishing and regularly reviewing treasury credit limits and managing exposures and diversifying risks wherever practicable within these limits.

The HHG balance sheet liabilities are safeguarded by controlling the creation of contingent liabilities in the form of financial guarantees and other off balance sheet instruments.

FINANCIAL REVIEW (continued)

Management Risk (continued)

Henderson

The Henderson risk management policy addresses how market, operational, credit, financial and derivative risks are managed within the business. Management is responsible for implementing this policy. The effectiveness of the system of internal control is reviewed by separate risk management and compliance functions. In addition, the Henderson Global Risk Committee provides oversight of risk management issues within the business and the Henderson Credit Risk Committee monitors adherence to the credit risk and derivative risk policies.

Life Services

Investment risk. The investment policies for long term business and other businesses have due regard to the nature of the liabilities and the guarantees and other embedded options given to policyholders. Investment policy is reviewed regularly by the relevant Investment Committee or Board of each of the Life Companies and senior HHG management, with particular attention paid to management of credit risk, market risk and interest rate risk. The interest rate risk is normally managed by investing in assets of similar duration, where possible. Investment policy is further managed by setting investment risk to ensure that there is sufficient capital in the business to manage the consequence of a mismatch under a number of adverse scenarios or through the use of derivatives.

Insurance risk is controlled using delegated authorities for the limited remaining product pricing and underwriting requirements. Prudent reserves are held, based on assumptions including those related to expenses, persistency and mortality that reflect past experience and anticipated future trends.

Cash flow

Cash flow moved from net inflow of £21m to net outflow of £18M. Main underlying movements were high levels of cash payments associated with restructuring Life Services and significant financing inflows (principally cash of £373m provided by AMP and proceeds from £190m institutional capital raising).

Consolidated cash flow statement	31 Dec 03 £m	31 Dec 02 £m
Net cash outflow from operating activities	(362)	(223)
Returns on investment and servicing of finance	(74)	(95)
Tax	(3)	(45)
Capital expenditure	4	(2)
Acquisitions and disposals	3	82
Financing activities	414	304
Net cash flows available for investment	(18)	21
Net cash flows were (sourced) / invested as follows:		
(Decrease) / increase in cash holdings	(99)	199
Net purchases / (sales) of investments	81	(178)
Net investment of cash flows	(18)	21

The table above excludes any amounts relating to long term business except cash transactions between the long term business account and shareholders and movements in cash held by the Pacific fund.

FINANCIAL REVIEW (continued)

Pension Scheme

At the date of the last actuarial investigation (31 December 2001) the market value of the assets was sufficient, on the basis of the assumptions used in that valuation, to cover 120% of the value of the benefits accrued to members. The excess assets were sufficient to allow the suspension of contributions until 2004.

On a FRS 17 basis, the group pension scheme shows a deficit of £69m (before tax) at 31 December 2003 (2002: deficit £8m). Employer contributions will recommence in 2004 and these are anticipated at a level of 19.9% of relevant payroll.

Taxation

The decrease in the effective rate of tax in the Group non technical account from 11.4% to 2.0% year on year reflects the increased exceptional costs recognised in 2003 not treated as deductible for tax purposes.

The longer-term effective rate of tax is used to gross up the transfer from the long-term business technical account resulting in an effective rate of 6.1% in 2003.

Dividend

No ordinary dividends are proposed for the year (2002:nil).

Going Concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and therefore have continued to adopt the going concern basis in preparing the financial statements.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Technical account for general insurance business
For the year ended 31 December 2003

	Notes	31 Dec 03 £m	Restated 31 Dec 02 £m
Gross premiums written	1.1	-	1
Outward reinsurance premiums		-	1
Net premiums written		-	2
Change in the provision for unearned premiums:			
Gross amount		-	47
Reinsurers' share		-	(36)
Change in the net provision for unearned premiums		-	11
Earned premiums, net of reinsurance		-	13
Allocated investment return transferred from the non-technical account	5.2	3	8
Total technical income		3	21
Claims paid:			
Gross amount		(45)	(68)
Reinsurers' share		39	60
Net claims paid		(6)	(8)
Change in the provision for claims:			
Gross amount		59	(21)
Reinsurers' share		(54)	24
Change in the net provision for claims		5	3
Claims incurred, net of reinsurance		(1)	(5)
Net operating expenses	2.1	5	1
Change in equalisation provision	1.2	2	3
		7	4
Total technical credits / (charges)		6	(1)
Balance on the technical account – general business		9	20

All activities relate to discontinued operations.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Technical account for long term business
For the year ended 31 December 2003

	Notes	31 Dec 03 £m	31 Dec 02 £m
Gross premiums written	4.1	1,664	2,136
Outward reinsurance premiums		(6)	(5)
Earned premiums, net of reinsurance	4.2	1,658	2,131
Investment income	5.1	1,405	1,394
Unrealised gains on investments	5.1	979	-
Other technical income (note 8)		13	87
Total technical income		4,055	3,612
Gross claims paid		(4,210)	(3,352)
Reinsurers' share		41	20
Net claims paid		(4,169)	(3,332)
Change in the gross and net provision for claims	23.3	(42)	(18)
Claims incurred, net of reinsurance		(4,211)	(3,350)
Change in gross long term business provision (note 21.9)		2,077	2,368
Change in reinsurers' share		(34)	(218)
Change in long term business provision, net of reinsurance		2,043	2,150
Change in technical provision for linked liabilities, net of reinsurance		(440)	765
Change in other technical provisions, net of reinsurance		1,603	2,915
Net operating expenses	2.1	(350)	(530)
Investment expenses and charges	5.1	(1,006)	(298)
Unrealised losses on investments	5.1	-	(3,545)
Other technical charges	2.2	(144)	(72)
Taxation (charge) / credit attributable to the long term business	6.1	(71)	233
Allocated investment return transferred from the non-technical account	5.2	8	-
Transfer (to) / from the fund for future appropriations	20	(85)	981
		(1,648)	(3,231)
Total technical charges		(4,256)	(3,666)
Balance on the technical account – long term business	4.8	(201)	(54)
Tax attributable to the balance on long term business technical account	6.1	(13)	(23)
Loss on long term business operations before tax		(214)	(77)

All activities relate to continuing operations

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Technical account for long term business (continued)

The table below provides a reconciliation between the analysis used in the segmental information in the 'Reconciliation of Group Operating Profit to Loss on Ordinary Activities Before Taxation' and in note 3 of this report and the Loss on long term business operations before tax above:

	Notes	31 Dec 03	31 Dec 02
		£m	£m
Operating profit before taxation based on longer term investment return before operating exceptionals, amortisation of goodwill and acquired present value of in force business ('PVIF') - Life Services	3.2	89	7
Amortisation of goodwill	2.2	-	(17)
Amortisation of acquired PVIF *	2.2	(6)	(9)
Impairment of acquired PVIF *	2.2	(27)	(58)
Other operating exceptional costs *	21.9	(270)	-
Loss on long term business operations before taxation		(214)	(77)

* Amortisation and impairment of acquired PVIF and other operating exceptional costs have been grossed up at the longer term effective tax rate attributable to the balance on the long term business technical account for the purpose of the reconciliation of group operating profit to loss on ordinary activities before taxation and segmental information in note 3.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Non-technical account
For the year ended 31 December 2003

	Notes	31 Dec 03 £m	Restated 31 Dec 02 £m
Balance on the general insurance business technical account			
Discontinued operations		9	20
Balance on the long term business technical account			
Continuing operations	4.8	(201)	(54)
Tax charge attributable to balance on long term business technical account	6.1	(13)	(23)
Shareholders' pre-tax loss from long term business		(214)	(77)
Investment income	5.1	27	101
Allocated investment return transferred to the long term business technical account	5.2	(8)	-
Unrealised losses on investments	5.1	(148)	(16)
Share of operating profit / (loss) in associates	12.4	2	(4)
Interest on loans to associates		-	6
Impairment of goodwill arising on acquisition of associates	12.4	(9)	-
(Loss) / profit from interest in associates		(7)	2
Investment expenses and charges	5.1	(78)	(92)
Allocated investment return transferred to the general business technical account	5.2	(3)	(8)
Other income (note 8)		85	45
Other charges	2.2	(530)	(400)
Group operating loss based on longer term investment return		(847)	(417)
Short term fluctuation in investment return	5.2	(13)	(10)
(Loss) / profit from interest in associates		(7)	2
Loss on ordinary activities before non-operating exceptional items and taxation		(867)	(425)
Non-operating exceptional items – profits on disposal of businesses	9	3	82
Loss on ordinary activities before taxation		(864)	(343)
Tax credit on loss on ordinary activities	6.1	17	39
Loss on ordinary activities after taxation		(847)	(304)
Preference dividend on non-equity shares	10	(1)	(25)
Retained loss for the financial year	18	(848)	(329)
Basic and diluted earnings per share	7	(119.7p)	(106.5p)

The inclusion of unrealised gains or losses in the profit and loss account to reflect the marking to market of investments in the balance sheet is deemed not to be a departure from the unmodified historical cost basis of accounting. Accordingly, a separate note of historical cost profits and losses is not given.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December 2003

	31 Dec 03 £m	31 Dec 02 £m
Loss for the financial year	(847)	(304)
Foreign exchange losses	(3)	-
Total recognised losses arising in the year	(850)	(304)

RECONCILIATION OF GROUP OPERATING PROFIT TO LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION
For the year ended 31 December 2003

	Notes	31 Dec 03 £m	31 Dec 02 £m
Henderson	3.1	32	54
Life Services	3.2	81	86
Other Businesses	3.3	(3)	(22)
Business unit operating profit		110	118
Corporate costs		(12)	(10)
Operating profit		98	108
Unallocated interest costs		(60)	(76)
Operating profit before taxation based on longer term investment return before other operating exceptional costs, amortisation of goodwill and acquired PVIF		38	32
Other operating exceptional costs, excluding impairment of goodwill and acquired PVIF *	2.3	(543)	(124)
Amortisation & impairment of goodwill	2.2	(307)	(256)
Impairment of goodwill arising on acquisition of associates	2.3	(9)	-
Amortisation & impairment of acquired PVIF *	2.2	(33)	(67)
Short term fluctuation in investment return	5.2	(13)	(10)
Profit on disposals of businesses	9	3	82
Loss on ordinary activities before taxation		(864)	(343)

* Amortisation and impairment of acquired PVIF and other operating exceptional costs have been grossed up at the longer term effective tax rate attributable to the balance on the long term business technical account for the purpose of the reconciliation of group operating profit to loss on ordinary activities before taxation and segmental information in note 3.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

CONSOLIDATED BALANCE SHEET
Assets
At 31 December 2003

	Notes	31 Dec 03 £m	31 Dec 02 £m
Intangible Assets			
Goodwill	11	280	585
Investments			
Land and buildings	12.1	1,632	2,191
Investments in joint ventures			
- Share of gross assets		343	366
- Share of gross liabilities		(179)	(133)
- Loans		67	27
	12.3	231	260
Investments in associates	12.4	411	413
Other financial investments	12.5	21,506	23,037
		23,780	25,901
Assets held to cover linked liabilities	12.5	4,349	3,909
Reinsurers' share of technical provisions			
Long term business provision (note 21)		81	115
Claims outstanding	23.2	244	298
		325	413
Debtors			
Debtors arising out of direct insurance operations	13.1	31	30
Other debtors	13.2	426	553
Deferred tax asset	22.1	-	9
		457	592
Other assets			
Tangible assets	14	27	41
Cash at bank and in hand		395	236
Present value of acquired in force long term business	15	10	33
		432	310
Prepayments and accrued income			
Accrued interest and rent		321	258
Deferred acquisition costs	16.1	106	243
Other prepayments and accrued income (note 16.2)		123	264
		550	765
Total assets		30,173	32,475

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

CONSOLIDATED BALANCE SHEET
Liabilities
At 31 December 2003

	Notes	31 Dec 03 £m	31 Dec 02 £m
Capital and reserves			
Called up share capital	17.2	246	804
Share premium	18	1,081	5
Capital reserve	18	292	292
Profit and loss account	18	70	(56)
Equity		1,689	779
Non-equity		-	266
Shareholders' funds	19	1,689	1,045
Fund for future appropriations	20	612	527
Gross technical provisions			
Long term business provision (note 21)		21,513	23,590
Claims outstanding	23.1	429	446
Equalisation provision	1.2	5	7
		21,947	24,043
Technical provisions for linked liabilities		4,349	3,909
		26,296	27,952
Provision for other risks and charges			
Deferred taxation	22.1	11	-
Other provisions	27	243	245
		254	245
Creditors			
Creditors arising out of direct insurance operations		2	23
Debenture loans	26.1	357	1,449
Amounts owed to credit institutions	26.1	257	327
Other creditors including taxation and social security	28	534	665
		1,150	2,464
Accruals and deferred income		172	242
Total liabilities		30,173	32,475

The accounts were approved by the Board of Directors on 30 March 2004 and signed on its behalf by:

Sir Malcolm Bates
Chairman

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

COMPANY BALANCE SHEET
At 31 December 2003

	Notes	31 Dec 03 £m	31 Dec 02 £m
Fixed Assets			
Investments	12.6	3,129	3,686
Current Assets			
Debtors	13.2	42	39
Investments	12.6	67	-
Cash at bank		11	89
		120	128
Creditors: amounts falling due within one year	24	(1,206)	(1,333)
Net current liabilities		(1,086)	(1,205)
Total assets less current liabilities		2,043	2,481
Creditors: amounts falling due after more than one year	25	(337)	(953)
		1,706	1,528
Capital and Reserves			
Called up share capital	17.2	246	794
Share Premium	18	1,081	-
Capital reserve	18	290	290
Profit and loss account	18	89	444
Equity		1,706	1,262
Non-equity		-	266
Shareholders' funds		1,706	1,528

The accounts were approved by the Board of Directors on 30 March 2004 and signed on its behalf by:

Sir Malcolm Bates
Chairman

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2003

	Notes	31 Dec 03 £m	31 Dec 02 £m
Operating activities			
Net cash outflow from operating activities	29.1	(362)	(223)
Returns on investments and servicing of finance			
Interest paid		(73)	(70)
Dividends paid to preference shareholders		(1)	(25)
Net cash outflow from servicing of finance		(74)	(95)
Tax			
Corporation tax paid		(3)	(45)
Capital expenditure			
Payments to acquire tangible fixed assets		(4)	(2)
Receipts from sales of tangible fixed assets		8	-
Net cash inflow / (outflow) from capital expenditure		4	(2)
Acquisitions and disposals			
Net cash inflow from acquisitions and disposals	29.2	3	82
Financing activities			
Issue of share capital		479	-
Share issue costs		(6)	-
Capital contribution		-	290
Proceeds from close out of swaps		90	-
New loans		70	524
Repayment of loans		(219)	(510)
Net cash inflow from financing activities	29.7	414	304
Net cash flows available for investment		(18)	21
Cash flows were invested as follows:			
(Decrease) / increase in cash holdings	29.6	(99)	199
Net purchases / (sales) of investments	29.5	81	(178)
Net investment of cash flows		(18)	21

The Cash Flow Statement does not include any amounts relating to long-term business except cash transactions between the long-term business and shareholder funds and movements in the cash held by the Pacific fund.

NOTES TO THE ACCOUNTS (continued)

BASIS OF PREPARATION

The preliminary announcement for the year ended 31 December 2003 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The results on a modified statutory basis for 2003 and 2002 have been taken from the Group's 2003 Full Annual Financial Report and Accounts. Subject to the exceptions described below, the preliminary announcement is prepared on the same basis as set out in the previous years annual accounts. The auditors have reported on the 2003 and 2002 statutory accounts of HHG PLC; their reports were unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The HHG PLC 2002 Report and Accounts have been filed with the Registrar of Companies.

ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated accounts of HHG PLC (previously known as " A.M.P. (U.K.) PLC") and its subsidiary undertakings, have been prepared in accordance with the special provisions for insurance groups of Section 255A of, and Schedule 9A to, the Companies Act 1985 except as noted for investment properties (see accounting policy on investments below). The consolidated accounts have also been prepared in accordance with applicable UK accounting standards and under the historical cost accounting rules, modified to include the revaluation of investments, and comply with the Statement of Recommended Practice issued by the Association of British Insurers in 1998.

The results of all material subsidiary undertakings are included in the consolidated accounts.

Principal associated undertakings (both associates and joint ventures) are accounted for by the equity method in the consolidated accounts. The profit or loss in respect of interests in associated undertakings attributable to the long term business fund are treated as unrealised gains or losses within the technical account for long term business. The profit or loss in respect of other investments in associated undertakings are included in the non-technical account.

On 30 June 2003 the Company issued 10 million ordinary shares with a par value of £1 each in exchange for AMP Financial Services Holdings Limited's minority interest in Pearl Group Limited, which was deemed to have a value of £15 million. This transaction meets the FRS 6 de finition of a group reconstruction in that it is a transfer of a shareholding in a subsidiary undertaking from one group company to another. As a result merger accounting has been applied. Consequently, the comparative financial information has been restated to include the results of the minority interest.

As part of the Demerger transaction the businesses of Henderson Global Investors (Jersey) Limited and its subsidiaries Henderson Global Investors (Japan) KK, Henderson Global Investors (Hong Kong) Limited, Henderson Global Investors (Singapore) Limited, Henderson Global Investors (Ireland) Limited and Henderson Management SA have been transferred from the AMP Group to the HHG Group. £28m has been paid for these businesses, whose net asset value at the date of transfer was £20m. This transaction meets the FRS 6 definition of a group reconstruction in that it is a transfer of a shareholding in a subsidiary undertaking from one group company to another. Consequently, the £28m consideration has been taken directly to the group profit and loss reserve and the comparative financial information has been restated to include the results of these businesses. Of these subsidiaries, Henderson Global Investors (Jersey) Limited and Henderson Global Investors (Japan) KK were sold by the HHG Group to the AMP Group in 2002. The cash received from this disposal of £26m has been taken directly to the group profit and loss reserve and the comparative financial information has been restated to exclude the resultant profit on disposal. The dividends paid by these subsidiaries to the AMP Group of £15m have also been taken directly to the group profit and loss reserve.

Subsequent to this transaction, 60% of the voting rights of Henderson Global Investors (Jersey) Limited were gifted to the Henderson Jersey 2003 Employee Benefit Trust. Whilst the HHG Group only holds 40% of the voting rights in Henderson Global Investors (Jersey) Limited and its subsidiaries it has retained the majority of the economic interest in terms of dividends and entitlement to assets on winding up. These companies therefore meet the definition of subsidiaries and have been consolidated into the Group results.

Certain comparative figures have been restated to reflect reallocations between captions.

NOTES TO THE ACCOUNTS (continued)

ACCOUNTING POLICIES (continued)

Prior year adjustment

The consolidated accounts have been prepared making adjustments to the results for the year ended 31 December 2002 to account for investment income on shareholders' funds backing the long term business and the general insurance business on the basis of the long term rate of return on those funds. The change of accounting policy creates transfers between the non-technical account and the long term and general business technical accounts but no change in the total loss on ordinary activities. This prior year adjustment has been made to adopt recommendations for listed companies of the Statement of Recommended Practice on Accounting for Insurance Business (1998).

General business

Basis of accounting

All classes of business have been discontinued. Provision has been made for obligations that have been incurred that are not expected to be covered by the future profits of the operation, including the expected future investment return on the related assets and their disposal.

Premiums

Written premiums represent reinstatement premiums that have been earned during the year.

Unearned premiums are calculated as the proportion of written premiums, which relate to cover provided in the period after the balance sheet date. This is calculated on the 365ths method.

Claims

Full provision is made for the estimated cost of claims, including claims incurred but not reported after taking into account handling costs, anticipated inflation and settlement trends. Any difference between the estimated provision and subsequent settlement are dealt with in the technical accounts of later years.

Equalisation provisions

Equalisation provisions have been established in accordance with the requirements of the Interim Prudential Sourcebook for Insurers to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility.

Long term business

Premiums

Premiums and annuity considerations are credited when they become due. Premiums in respect of linked long-term business are recognised when liabilities arising from these premiums are created. Reinsurance premiums are charged when they are payable.

Funds at retirement under individual pension contracts left with HHG PLC are classified as new business single premiums and for accounting purposes are included in both claims incurred and as single premiums within gross premiums written.

Claims

Claims payable on maturity are recognised when the claim becomes due for payment and on death are accounted for on notification. Surrenders are accounted for at the earlier of the payment date or when the policy ceases to be included within the provision for unit-linked liabilities or the long-term business provision. Where claims are payable and the contract remains in force, the claim instalment is accounted for when due for payment. Claims payable include the costs of settlement.

NOTES TO THE ACCOUNTS (continued)

ACCOUNTING POLICIES (continued)

Long term business (continued)

Long-term business provision and technical provision for linked liabilities

The long-term business provision for non-linked business is determined by the Pearl, National Provident Life, NPI and London Life appointed actuaries following their annual investigations of the long-term businesses. This provision is calculated initially to comply with the reporting requirements under the Interim Prudential Sourcebook for Insurers, principally using the net premium valuation method. Each calculation represents a point within a range of possible outcomes, and the assumptions used in the calculations depend on the circumstances prevailing in each life operation. The principal assumptions are given in note 21. It includes explicit provision for vested bonuses including those relating to the current declaration. No such explicit provision is made for future reversionary and terminal bonuses. The net premium valuation method makes implicit provision for these bonuses by reducing the valuation rate of interest. The statutory solvency basis of valuation is then adjusted by eliminating the undistributed surplus carried forward together with general contingency reserves and reserves required under the insurance companies legislation. The provision, which is initially calculated on a statutory solvency basis, is adjusted to remove excessively prudent margins required for statutory solvency purposes.

The technical provision in respect of linked business is equal to the value of the assets to which the contracts are linked. An additional provision in respect of mortality and other risks on linked business is included in the long-term business provision, calculated initially to comply with the reporting requirements under the Interim Prudential Sourcebook for Insurers using a gross premium cash flow method. This is then adjusted to eliminate any undistributed surplus carried forward together with general contingency reserves and reserves required under the insurance companies legislation.

Deferred acquisition costs

Acquisition costs, comprising all direct and indirect costs arising from the conclusion of insurance contracts, are deferred as an explicit acquisition cost asset, gross of tax, and amortised over the period in which the costs are expected to be recoverable out of margins from matching revenues from related policies and in accordance with the pattern of such margins. At the end of each accounting period, deferred acquisition costs are reviewed for recoverability, by category, against future margins from the related policies in force at the balance sheet date.

Profit recognition and the fund for future appropriations

HHG PLC has adopted the modified statutory solvency basis approach in the determination of profit.

Surpluses arising from the participating long-term business, as a result of the annual actuarial valuation of the related assets and liabilities, are subject to appropriation by the directors of the relevant life company subsidiaries to participating policyholders, by way of bonuses, and to shareholders. This determines the profit attributable to shareholders reported in respect of participating business.

Any unappropriated surplus arising in long-term funds is carried forward in the fund for future appropriations. All surplus in other business is attributable to shareholders and included in profit.

The fund for future appropriations represents all funds the allocation of which to participating policyholders and shareholders has not been determined at the balance sheet date. Transfers between the fund for future appropriations and the long-term business technical account represent the changes in these unallocated amounts between balance sheet dates.

NOTES TO THE ACCOUNTS (continued)

ACCOUNTING POLICIES (continued)

Pacific fund

During the mid-1990s, Pearl Assurance plc undertook an exercise to identify the extent to which unattributed surplus assets held within its with-profits fund could be attributed to shareholder contributions or historical shareholder entitlements which had not been withdrawn from the fund. As a result of this exercise, £960m of assets were identified as being shareholder assets. £42m of this capital was paid to the 90:10 fund in order to acquire the rights to expected profit from the newly formed 0:100 fund. The remaining £918m of assets was formally attributed to shareholders with the agreement of the UK regulator. A component of the agreement with the regulator was the formal segmentation of the Pearl long-term fund into separate with-profits (90:10) and non-profit (0:100) components. The attributed assets, known as the Pacific fund, are an earmarked segment of the Pearl 0:100 long-term fund. Under the terms of the agreement with the Financial Services Authority ('FSA'), the attributed assets were required to remain within Pearl's long-term fund for a period of five years and could then be withdrawn subject to Pearl's appointed actuary confirming that policyholder reasonable expectations would not be affected by the withdrawal. Although this five-year period has expired, there is no current expectation that the assets will be distributed to shareholders in the medium term. As a result, the consolidated net assets represented by the Pacific fund are considered non- distributable.

Up until 27 September 2002 the Pacific fund held the Pearl Assurance plc investment in HHG Invest plc. The results of HHG Invest plc and its subsidiaries were initially recorded in the long-term business technical account as other technical income, but were then transferred to the non-technical account as investment income. The transfer to the non-technical account was included in investment expenses and charges in the long-term business technical account.

On 27 September 2002, this holding was transferred from the Pacific fund to the shareholder fund of Pearl Assurance plc and from that date the results of these companies have been included in the non-technical account.

Investment return on all other assets held by the Pacific fund is included in the balance on the technical account – long-term business.

The Cash Flow Statement includes movements in cash held by the Pacific fund.

Fees and Commissions

Asset management fees are credited on an accruals basis and commissions are credited as earned. Performance fees, which include all incentive fees and gains / losses on investments that the Group holds in the funds that it manages, are only recognised once they have been 'locked-in' and cannot subsequently be reversed.

Investments

i) *Company balance sheet*

Investments consist of investments in subsidiary undertakings, authorised collective investment schemes and short term deposits. Investments in subsidiary undertakings are included at cost less any provision for impairment where circumstances indicate that the carrying value may not be recoverable. Investments in authorised collective investment schemes are included at middle market value. Short term deposits are included at cost.

NOTES TO THE ACCOUNTS (continued)

ACCOUNTING POLICIES (continued)

Investments (continued)

ii) *Group balance sheet*

Investments are stated at current value at the balance sheet date, calculated as follows:

- Freehold and leased properties have been valued at open market value. Other than for leasehold properties where the lease has less than twenty years unexpired term, no provision is made for depreciation of investment properties. The directors consider that as these properties are held for investment, to depreciate them would not give a true and fair view. Depreciation is only one of many factors considered in the independent valuation of such properties. It is the Group's practice to maintain properties occupied by the Group in a continual state of sound repair. Accordingly the directors consider that the economic lives of these properties and their residual values, based on prices prevailing at time of acquisition or subsequent valuation, are such that any depreciation is insignificant and is thus not provided. No depreciation is provided on properties held for own use since such depreciation is immaterial;
- Listed investments are stated at the middle market value;
- Investments in authorised collective investment schemes are included at middle market value;
- Short-term deposits are included at cost;
- Other investments are shown at Directors' estimates of market value; and
- Interests in property limited partnerships (" PLPs") within the long term business which effect or establish policyholder's rights or otherwise held as part of the Group's investment portfolio are accounted for as joint ventures, associates or investments in land and buildings depending on the shareholdings and the terms of each partnership agreement. Where the partnership is managed by a contractual agreement such that no one party exerts control, notwithstanding the Group's partnership share in the PLP, both direct and indirect, may be greater than 50%, such PLPs have been accounted for as joint ventures. Here, the Group's share of the respective PLPs' gross assets and gross liabilities are shown on the face of the consolidated balance sheet, in accordance with the requirements of FRS 9 'Associates and joint ventures'. Where the partnership is managed by a contractual agreement, such that the Group can exercise a significant influence, but one other party controls the partnership, such PLPs have been accounted for as associates. Here, the Group's share of the respective PLPs' net assets and liabilities are shown on the face of the consolidated balance sheet, in accordance with the requirements of FRS 9 "Associates and joint ventures". Where the Group holds minority stakes in PLPs, with no disproportionate influence, the relevant investments are included in land and buildings at their market value.

Investment income, realised and unrealised gains and losses on investments

Dividends are included as investment income on the date that shares become quoted ex-dividend. Interest and rents are included on an earned basis.

Realised gains and losses on investments are calculated as the difference between the net sales proceeds and original cost. Unrealised gains and losses on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously revalued, the valuation at the last balance sheet date. The movement in unrealised gains and losses recognised in the period also includes the reversal of unrealised gains and losses recognised in earlier accounting periods in respect of investment disposals in the current period.

Long term business investment income and unrealised gains and losses are included in the technical account - long-term business. Investment return is allocated from the technical account – long-term business to the non-technical account so as to reflect the longer term investment return on investments directly attributable to shareholders in the balance on the technical account.

An allocation of investment return from the non-technical account to the general business technical account is made based upon the level of technical provisions and capital allocated to back these provisions.

NOTES TO THE ACCOUNTS (continued)

ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on acquisitions, being the difference between the fair value of the purchase consideration and the fair value of net assets acquired, is capitalised in the balance sheet and amortised over its useful economic life or twenty years if shorter. The carrying value of goodwill is tested annually for indicators of impairment.

Present value of acquired in-force business

The present value of acquired in-force business ("PVIF") is recognised in the balance sheet as an asset. To the extent that the PVIF will be recognised as profit over the remaining lifetime of the related in-force policies, it is amortised on a systematic basis, and the discount unwound, over the anticipated lives of the related contracts of the portfolios. The carrying value of the asset is tested annually for indicators of impairment. Any amortisation or impairment charge is recorded in the long-term business technical account in 'Other technical charges'.

Fixed assets and depreciation

All items of capital expenditure are capitalised and depreciated on a straight-line basis over their useful economic life of between 2 and 10 years.

Guarantee fund levies

Provision is made at the balance sheet date for levies declared by the Financial Services Compensation Scheme before completion of the financial statements. Provision is also made if it is more likely than not that a levy will be raised based on premium income, which has already been recognised in the financial statements.

Taxation

The Group recognises deferred tax assets and liabilities on a discounted basis to reflect the time value of money. A discount rate has been selected that reflects the yield on government bonds which have a maturity date similar to the likely average period for assets upon which deferred tax liabilities and assets arise. Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date with the following exceptions:

- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and

- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax on changes in the fair value of investments is recognised in the profit and loss account.

The transfer from the long-term business account to the non-technical account is grossed up at the longer term effective rate of corporation tax.

Pension costs

In accordance with SSAP 24, defined benefit pension costs are recognised on a systematic basis so that the cost of providing retirement benefits to employees is evenly spread over the service lives of the employees concerned. Variations arising from actuarial surpluses are spread over the average remaining service lives of members to the extent that the resulting credit does not exceed the regular cost. The Group also operates a defined contribution scheme. Contributions are charged in the profit and loss account as they become payable in accordance with the rules of the scheme.

NOTES TO THE ACCOUNTS (continued)

ACCOUNTING POLICIES (continued)

Operating and finance leases

Assets used by the Group which have been funded through finance leases are capitalised and the resulting lease obligations are included in creditors. Rental payments under operating leases are charged to the profit and loss account as incurred.

Borrowings

Borrowings issued at a discount are included in the balance sheet at their proceeds, net of expenses, together with any unamortised discount and issue expenses at the balance sheet date. The discount and expenses are charged to loan interest in the profit and loss account over the term of the borrowings. Interest payable and receivable related to interest rate swaps on the Group's borrowings are included within investment expenses and charges in the profit and loss account.

Limited recourse bonds

Expenditure incurred in the issue of limited recourse bonds is amortised at a constant rate over the term of the loan and the carrying value of the liability represents the par value less unamortised issue expenses. Some such liabilities are secured on a block of existing policies. When the repayment of the liability is contingent upon the emergence of the margins generated from future premiums or other income on the policies being securitised, the present value of the future margins which are expected to finance the repayment is classified as an asset in the balance sheet and included within Other Prepayments and Accrued Income. This asset is amortised in accordance with the repayment terms. The limited recourse bonds currently in issue are detailed in Note 26.

Foreign currencies

Transactions in currencies other than the functional currency of the undertaking concerned are recorded at the rate appropriate at the time of accounting for the transaction. Currency balances at the year end are converted at the rate ruling at that date except where covered by an open foreign exchange contract in which case the rate specified in the contract is used. Assets and liabilities of those subsidiaries and associates which prepare accounts in currencies other than the Group's reporting currency are translated at year end rates. The results and cash flows of these undertakings are translated at average rates for the year.

Differences on exchange arising from the translation of opening balance sheets of those subsidiaries and associates whose reporting currency is not sterling, together with the differences between the results of these undertakings translated at average rates for the year and year end rates, are taken directly to reserves, together with differences on non sterling borrowings used to hedge those investments.

All other gains and losses are taken to the profit and loss account.

1. Discontinued operations - General business

1.1 General business - Gross premiums written

	31 Dec 03 £m	31 Dec 02 £m
Gross premiums written	-	1

1.2 General business - Equalisation provisions

Equalisation provisions are established in accordance with the requirements of the Interim Prudential Sourcebook for Insurers to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility. These provisions, which are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date, are required by Schedule 9A to the Companies Act 1985 to be included with in technical provisions in the balance sheet notwithstanding that they do not represent liabilities at the balance sheet date. This has had the effect of reducing shareholders' funds by £5m as at 31 December 2003 (2002: £7m). The movement in equalisation provisions during the year resulted in an increase in the general business technical account result and the profit before taxation of £2m in 2003 (2002: £3m).

NOTES TO THE ACCOUNTS (continued)

2. Net operating expenses and other charges

2.1 Net operating expenses

	Technical Account General business		Technical Account Long term business	
	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02
	£m	£m	£m	£m
Acquisition costs				
Commission	-	-	12	29
Other	-	-	19	209
Change in deferred acquisition costs (note 16.1)	-	4	137	44
Administrative expenses	(5)	(5)	182	248
	(5)	(1)	350	530

2.2 Other technical charges and other charges

	Technical Account Long term business		Non - Technical Account	
	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02
	£m	£m	£m	£m
Amortisation of goodwill (note 11)	-	17	35	33
Impairment of goodwill (note 11)	-	-	272	206
Amortisation of acquired PVIF (note 15)	4	6	-	-
Impairment of acquired PVIF (note 15)	19	41	-	-
Amortisation and impairment on block of business securitised (note 16.2)	121	8	-	-
Other expenditure / charges	-	-	223	161
	144	72	530	400
Operating exceptional charge included above	19	41	415	330

Included in the other expenditure above is an exceptional charge in respect of the restructuring of the Life Services business. During 2002, restructuring costs of £16m were paid and a further £108m was provided principally to complete the closure of the direct sales force operations of Life Services (note 27). Further exceptional costs of £143m were incurred during 2003 in respect of the changes to the Life Services business required as a result of the Demerger and the subsequent decision to close all life companies to new business. This was in respect of £87m of restructuring costs, £41m relating to the vacation of leasehold properties and £15m of sundry other costs associated with the Demerger.

Also included in the table above are exceptional charges in respect of the impairment of the Group's purchased goodwill. These have arisen from reviews by management at 31 December 2002 and at 31 December 2003. The discount rate used to calculate the impairment of goodwill was a risk free rate of 4.37% (2002: 4.63%), plus a risk factor of 6% (2002: 5%).

Amortisation and impairment of acquired PVIF have been grossed up at the longer term effective tax rate attributable to the balance on the long term business technical account for the purpose of the reconciliation of group operating profit to loss on ordinary activities before taxation and segmental information in note 3. The tax attributable to the amortisation of acquired PVIF is £2m (2002: £3m). The tax attributable to the impairment of acquired PVIF is £8m (2002: £17m).

NOTES TO THE ACCOUNTS (continued)

2. Net operating expenses and other charges (continued)

2.3 Analysis of operating exceptional charges

	Technical Account Long term business		Non – Technical Account	
	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02
	£m	£m	£m	£m
Impairment of goodwill (note 11)	-	-	272	206
Impairment of goodwill in respect of associates (note 12.4)	-	-	9	-
Impairment of acquired PVIF (note 15)	19	41	-	-
Restructuring costs (note 2.2)	-	-	143	124
Impairment of contingent loans (note 5.1)	-	-	130	-
Charges arising from changes in actuarial assumptions (note 21.9)	242	-	-	-
	261	41	554	330

Impairment of acquired PVIF and other operating exceptional costs have been grossed up at the longer term effective tax rate attributable to the balance on the long term business technical account for the purpose of the reconciliation of group operating profit to loss on ordinary activities before tax and segmental information in note 3. The tax attributable to the impairment of acquired PVIF is £8m (2002: £17m). The tax attributable to the charges arising from changes in actuarial assumptions is £28m (2002: £Nil).

2.4 Depreciation

Net operating expenses include:	31 Dec 03	31 Dec 02
	£m	£m
Depreciation of tangible fixed assets	9	16

2.5 Analysis of staff costs

Staff costs comprise:	31 Dec 03	31 Dec 02
	£m	£m
Salaries and wages	204	268
Social security costs	16	22
Pension costs	2	-
Total	222	290

Included within salaries and wages above are £38m (2002: £47m) of operating exceptional charges relating to the restructure of the Life Services business referred to in note 2.2 to the accounts. Social security costs also include operating exceptional restructuring costs of £2m (2002: £2m). Pension costs of £2m (2002: £Nil) comprise operating exceptional restructuring costs for pension augmentations.

NOTES TO THE ACCOUNTS (continued)

2. Net operating expenses and other charges (continued)

2.6 Average employee numbers

The average number of employees of the Group was as follows:

	31 Dec 03 No.	31 Dec 02 No.
Henderson	796	1,225
Life Services	3,404	5,440
Other Businesses	793	864
Total employees	4,993	7,529

2.7 Auditors' remuneration

	31 Dec 03 £m	31 Dec 02 £m
Statutory audit services	1.4	1.6
Statutory regulatory reporting	0.3	0.5
Non-statutory audit of half year financial information	0.3	-
Further assurance services	0.1	1.0
Tax advisory services	0.2	0.2
Other non-audit services (including £2.7m on the Demerger)	2.9	-
Total services	5.2	3.3

3. Segmental information – group operating profit and net assets

3.1 Operating profit – Henderson

	31 Dec 03 £m	31 Dec 02 £m
Revenue		
Total fee income	193	219
Investment income	3	4
Total revenue	196	223
Expenses		
Operating expenses	(157)	(157)
Depreciation	(7)	(4)
Total expenses	(164)	(161)
Underlying operating profit	32	62
Transformation costs	-	(8)
Operating profit	32	54

Total fee income includes £44m (2002: £50m) relating to insurance companies within the group.

Transformation costs in 2002 comprise redundancy costs of £7m and product closure costs of £1m.

NOTES TO THE ACCOUNTS (continued)

3. Segmental information - group operating profit and net assets (continued)

3.2 Operating profit before exceptional costs, amortisation of goodwill and acquired PVIF – Life Services

	31 Dec 03 £m	31 Dec 02 £m
Earned premiums, net of reinsurance	1,658	2,131
Claims incurred, net of reinsurance	(4,211)	(3,350)
Net investment return	1,399	(2,409)
Operating expenses and other technical charges	(471)	(497)
Changes in other technical provisions, net of reinsurance	1,845	2,915
Taxation	(46)	236
Transfer (to) / from the fund for future appropriations	(85)	981
Total from the long term technical account	89	7
General insurance	12	19
Service company	(8)	16
Shareholder interests	(12)	44
Operating profit before exceptional costs, amortisation of goodwill and acquired PVIF	81	86

3.3 Operating profit / (loss) – Other Businesses

	31 Dec 03 £m	31 Dec 02 £m
Towry Law	1	(12)
Virgin Money	2	2
AMPLE	(6)	(7)
Other	-	(5)
Operating loss	(3)	(22)

Towry Law	31 Dec 03 £m	31 Dec 02 £m
Revenue	48	53
Expenses	(47)	(60)
Non-recurring costs	-	(5)
Operating profit / (loss)	1	(12)

3.4 Geographical analysis of operating profit / (loss)

Henderson	31 Dec 03 £m	31 Dec 02 £m
United Kingdom	37	63
Europe	(2)	(2)
United States	(5)	-
International	2	1
Total operating profit before transformation costs and tax	32	62

Transformation costs in 2002 of £5m were incurred in United Kingdom and £3m in International entities.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

NOTES TO THE ACCOUNTS (continued)

3. Segmental information – group operating profit and net assets (continued)

3.4 Geographical analysis of operating profit / (loss) (continued)

Towry Law	31 Dec 03 £m	31 Dec 02 £m
United Kingdom	1	(5)
International	-	(7)
Total	1	(12)

All operating profit / (loss) in respect of other businesses arises in the United Kingdom.

3.5 Net assets by business and geographical segment

	31 Dec 03 £m	31 Dec 02 £m
Henderson		
United Kingdom	288	301
Europe	64	53
United States	12	13
International	9	13
Total Henderson	373	380
Life Services	1,177	1,557
Other Businesses	73	138
Corporate	68	60
Net assets	1,691	2,135
Financed by:		
Capital and reserves	1,689	1,045
External loans	2	1,090
	1,691	2,135

The net assets of Life Services, Other Businesses and Corporate are employed in the United Kingdom.

4. Segmental information – Long term business

Almost all business is direct and written in the UK in respect of continuing operations.

4.1 Analysis of gross premiums written

	31 Dec 03 £m	31 Dec 02 £m
Premiums from individuals	1,494	1,891
Premiums from group contracts	170	245
	1,664	2,136
Life business	353	747
Annuity business	193	208
Pension business	1,118	1,181
	1,664	2,136

NOTES TO THE ACCOUNTS (continued)

4. Segmental information – Long term business (continued)

4.2 Analysis of earned premiums, net of reinsurance

	31 Dec 03 £m	31 Dec 02 £m
Premiums from individuals	1,488	1,886
Premiums from group contracts	170	245
	1,658	2,131
Life business	347	742
Annuity business	193	208
Pension business	1,118	1,181
	1,658	2,131

4.3 Analysis of gross premiums written by way of direct insurance split by premium type

	31 Dec 03 £m	31 Dec 02 £m
Regular premiums	754	789
Single premiums	910	1,347
	1,664	2,136

4.4 Analysis of gross premiums written by way of direct insurance split by contract type

	31 Dec 03 £m	31 Dec 02 £m
Non-profit contracts	469	376
With-profits contracts	686	1,214
Linked contracts	509	546
	1,664	2,136

4.5 Analysis of new gross written premiums

	31 Dec 03 £m	31 Dec 02 £m
Life business	35	449
Annuity business	87	112
Pension business	823	878
Direct	945	1,439

Industrial branch premiums of £36m in 2003 (2002: £47m) are classified as regular premium with-profits life business in the above analysis.

NOTES TO THE ACCOUNTS (continued)

4. Segmental information – Long term business (continued)

4.6 New business annual premium equivalent

	31 Dec 03	31 Dec 02
	£m	£m
Annual premium equivalent	126	227

4.7 Analysis of new gross premiums written by way of direct insurance

	31 Dec 03	31 Dec 02
	£m	£m
Regular premiums (annualised)	35	92
Single premiums	910	1,347
	945	1,439
Non-profit contracts	426	354
With-profit contracts	206	711
Linked contracts	313	374
	945	1,439

In classifying new business premiums, the basis of recognition adopted is as follows:

- Incremental increases on existing policies are classified as new business premiums.
- Rebates from the Department of Social Security are classified as new single premiums.
- Funds at retirement under individual pension contracts left with the Group are classified as new business single premiums and for accounting purposes are included in both claims incurred and as single premiums within gross written premiums.

4.8 Analysis of balance on technical account

	31 Dec 03	Restated 31 Dec 02
	£m	£m
Non-linked:		
Life and annuity business	20	6
Pension business	(52)	(46)
Shareh olders' attributable assets	(173)	52
Goodwill amortisation	-	(17)
	(205)	(5)
Linked:		
Life business	1	(3)
Pension business	3	(46)
	4	(49)
	(201)	(54)

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

NOTES TO THE ACCOUNTS (continued)

5. Investment return

5.1 Actual investment income

	Technical Account Long term business		Non Technical Account	
	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02
	£m	£m	£m	£m
Income from land and buildings	100	162	-	-
Income from other investments	1,305	1,232	27	101
Investment income	1,405	1,394	27	101
Unrealised gains / (losses)	979	(3,545)	(148)	(16)
Investment management expenses and charges	(27)	(93)	-	(14)
Interest on bank loans and overdrafts	(1)	(9)	-	-
Other loan interest	(53)	(59)	(74)	(78)
Losses on realisation of investments	(925)	(137)	(4)	-
Investment expenses and charges	(1,006)	(298)	(78)	(92)
Total investment return	1,378	(2,449)	(199)	(7)

Included in unrealised losses in the non-technical account for the year ending 31 December 2003 is an operating exceptional charge of £130m in respect of the impairment of the contingent loan to the long term fund of London Life Limited, which was caused by changes arising from the restructuring of Life Services resulting from the proposed Demerger of AMP Limited announced on 1 May 2003.

5.2 Longer term investment return

The longer term investment return, net of expenses, allocated to the general business technical account in 2003 was £3m (2002: £8m). The longer term investment return transferred to the long-term business technical account in 2003 was £8m (2002: £Nil).
The longer term investment return and short-term fluctuations are as follows:

	Shareholders interest in Long term business		Non long term business	
	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02
	£m	£m	£m	£m
Total investment return before tax	42	37	(199)	(7)
Less: investment return not supporting general insurance	-	-	197	5
	42	37	(2)	(2)
Longer term investment return	50	37	3	8
Short term fluctuation in investment return	(8)	-	(5)	(10)
Total investment return	42	37	(2)	(2)

NOTES TO THE ACCOUNTS (continued)

5. Investment return (continued)

5.2 Longer term investment return (continued)

(i) The longer term return is calculated separately for general insurance business and certain long-term business operations. In respect of equities, properties, gilts, corporate bonds and cash the return is calculated by multiplying the opening market value of the investments by the longer term rate of investment return. The longer term rate of investment return is set by reference to the market redemption yields at the measurement date. The allocated longer term return for other investments is the actual income receivable for the year.

(ii) The principal assumptions underlying the longer term investment return are:

	31 Dec 03 %	31 Dec 02 %
Equities	8.0	8.0
Gilts	5.0	5.0
Cash	3.7	4.0

(iii) Comparison of longer term investment return with actual returns

The actual return on investments, before deducting investment management expenses and charges, is compared below with the aggregate longer term return over a five year period.

	01 Jan 99 to 31 Dec 03 £m	01 Jan 98 to 31 Dec 02 £m
Actual return attributable to shareholders:		
Long term business	197	331
Non long term business	32	60
Longer term return credited to operating results:		
Long term business	(308)	(339)
Non long term business	(47)	(60)
Shortfall of actual returns over longer term returns	(126)	(8)

(iv) The table below shows the sensitivity to changes in the longer term rates of returns:

Movement in investment return	By	Change in	By
Equities	1% higher / lower	Group operating profit before tax	£1m
Gilts	1% higher / lower	Group operating profit before tax	£4m
Cash	1% higher / lower	Group operating profit before tax	£3m

NOTES TO THE ACCOUNTS (continued)

6. Taxation

6.1 Taxation

	Technical Account Long term business		Non Technical Account	
	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02
	£m	£m	£m	£m
United Kingdom corporation taxation				
Current tax charge / (credit) for the year	56	75	(14)	(20)
Adjustments for previous years	(4)	(118)	7	(1)
	52	(43)	(7)	(21)
Overseas taxation	2	5	-	-
Double taxation relief	-	(1)	-	-
Tax attributable to the balance on long term business technical account	-	-	(13)	(23)
Total current taxation	54	(39)	(20)	(44)
Deferred taxation				
Origination and reversal of timing differences	(2)	(245)	3	5
Adjustment to the estimated recoverable amount of deferred tax assets arising in previous periods	20	24	-	-
(Decrease) / increase in discount	(1)	27	-	-
Total deferred taxation	17	(194)	3	5
Total tax charge / (credit)	71	(233)	(17)	(39)

After taking account of reliefs to which the Group is entitled, UK corporation tax on taxable profits attributable to shareholders has been accounted for at the rate of 30% (2002: 30%). The tax rates for the life policyholders are 22% and 20% (2002: 22% and 20%).

6.2 Factors affecting tax charge for year

The tax assessed in the year is higher than the standard rate of corporation tax in the UK and the differences are explained below.

The standard rate of tax has been determined by using the UK rate enacted for the year for which the losses will be taxed.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

NOTES TO THE ACCOUNTS (continued)

6. Taxation (continued)

6.2 Factors affecting tax charge for year (continued)

	31 Dec 03 £m	31 Dec 02 £m
Loss on ordinary activities before taxation	(864)	(343)
Loss on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2002: 30%)	(259)	(103)
Effects of:		
Non-taxable book gains on sales of subsidiaries and associates	(5)	(20)
Non-taxable goodwill amortisation and impairment	187	74
Other disallowable expenses	6	13
Other timing differences other than on long term business	30	2
Adjustment to tax charge in prior years	7	(1)
Lower tax rates on overseas earnings	(1)	-
Non taxable income	6	(9)
Current tax losses surrendered for nil value	9	-
Current tax credit for the year	(20)	(44)

7. Earnings per share

	Losses		Basic and diluted earnings per share	
	31 Dec 03 £m	31 Dec 02 £m	31 Dec 03 pence	31 Dec 02 pence
Loss for the financial period after tax attributable to members of the parent company	(847)	(304)	(119.6)	(98.4)
Less: Preference share dividends	(1)	(25)	(0.1)	(8.1)
Basic and diluted earnings / earnings per share	(848)	(329)	(119.7)	(106.5)
Basic and diluted weighted average number of 10p shares (millions)	708	309		

Basic and diluted earnings per share have been calculated on the loss for the financial year attributable to equity shareholders.

To enable fair comparison the weighted average number of shares have been calculated on the basis that the number of 10p ordinary shares that were in issue at 12 December 2003 were equivalent to the total number of £1 ordinary shares and £1 ordinary preferred shares on 26 November 2003. Further disclosure on the movements in issued share capital is given in note 17.

8. Other income

Other technical income and other income includes elements of the profit before tax on the investment management business and commission on sales made by IFAs (Towry Law).

NOTES TO THE ACCOUNTS (continued)

9. Exceptional items

The non-operating exceptional items have arisen from the disposal of the following businesses:

	31 Dec 03 £m	31 Dec 02 £m
Cogent	(5)	74
Henderson private client asset management business	8	8
Total profits on disposal of businesses	3	82

Cogent

On 2 September 2002 the Group completed the sale of Cogent Investment Operations Limited, a subsidiary undertaking, which resulted in a profit of £74m. The disposal is analysed as follows:

	31 Dec 02 £m
Net assets disposed:	
Tangible fixed assets	5
Debtors	13
Cash at bank and in hand	27
Creditors	(30)
Goodwill	12
	27
Profit on disposal	74
	101
Satisfied by:	
Cash	101

The profit attributable to the Group in 2002 includes losses of £2m incurred by Cogent Investment Operations Limited up to the date of disposal on 2 September 2002.

In 2003, a further loss on disposal of £5m has been reported in the profit and loss account in respect of this sale. This consists of additional sales proceeds of £6m offset by further disposal costs and increases in provisions for related contractual obligations of £11m.

Henderson's private client asset management business

During 2002, the group disposed of its private client asset management business to Newton Investment Management resulting in £8m profit on disposal in 2002. A further £8m of profit arose during 2003 on receipt of a further tranche of proceeds from this disposal. This was not recognised during 2002 since it was contingent.

10. Dividends

	31 Dec 03 Per share pence	31 Dec 03 Total £m	31 Dec 02 Per share pence	31 Dec 02 Total £m
Non-equity dividends on 'A' preference shares	4.6	1	5.4	1
Non-equity dividends on 'B' redeemable preference shares	-	-	0.5	1
Non-equity dividends on 'C' redeemable preference shares	-	-	6.2	23
		1		25

NOTES TO THE ACCOUNTS (continued)

11. Goodwill

	Total
	£m
Cost	
At 1 January 2003	1,807
Acquisition of The Bookey Isaacs Group	2
At 31 December 2003	1,809
Amortisation and Impairment	
At 1 January 2003	1,222
Amortisation charge for the year:	
Non-technical account	35
Impairment charge for the year	272
At 31 December 2003	1,529
Net book value	
At 31 December 2003	280
At 31 December 2002	585

On 5 March 2003, one of the Company's principal subsidiaries, Towry Law plc, completed the purchase of Bookey Isaacs Limited and its subsidiaries. This resulted in goodwill of £2m.

12. Investments

12.1 Investments – Land and buildings

Group	Freehold	Long leasehold	Short leasehold	Total
	£m	£m	£m	£m
At 1 January 2003	1,503	669	19	2,191
Additions	99	71	-	170
Disposals	(477)	(225)	(18)	(720)
Surplus / (deficit) on revaluation	40	(49)	-	(9)
At 31 December 2003	1,165	466	1	1,632
Land and buildings at cost:				
At 31 December 2003	1,059	444	-	1,503
At 31 December 2002	1,506	473	5	1,984

All properties held by the Group were valued as at 31 December 2003 and 31 December 2002 by qualified professional valuers working for the companies DTZ Debenham Thorpe, Knight Frank LLP or CB Richard Ellis Limited.

Investment properties were valued on the basis of open market value. The properties in owner occupation for the purposes of the Group's business were valued on the basis of existing use value. All valuations were carried out in accordance with the RICS Appraisal and Valuation Manual. All such valuers are Chartered Surveyors, being members of the Royal Institution of Chartered Surveyors.

NOTES TO THE ACCOUNTS (continued)

12. Investments (continued)

12.1 Investments – Land and buildings (continued)

Other than for leasehold properties where the lease has less than twenty years unexpired term, no provision is made for depreciation of investment properties.

Leasehold properties include £267m (2002: £283m) property reversions arising from sales of the NPI Extra Income Plan. The reversionary interest is valued as the National Provident Life Limited proportion of the current market value, projected for the lifetime of the policyholder at the assumed future increase in house prices, then discounted back to the valuation rate of interest.

Included in the figures shown for current value is £36m (2002: £45m) in respect of buildings which are owned and occupied by the Group.

12.2 Investments in participating interests

Group

	Cost		Carrying Value	
	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02
	£m	£m	£m	£m
Investments in joint ventures (note 12.3)	137	173	231	260
Investments in associates (note 12.4)	405	429	411	413
Total	542	602	642	673

12.3 Investments in joint ventures

Movements in the Group's investments in joint ventures comprise:

	Total
	£m
Share of result for the year after tax	8
(Disposals) / additions	(37)
Movements in investments in joint ventures	(29)
At 1 January 2003	260
At 31 December 2003	231

NOTES TO THE ACCOUNTS (continued)

12. Investments (continued)

12.4 Investments in associates

Group

	Long term business		Non Long term business			
	Share of capital and reserves	Loan	Share of capital and reserves	Loan	Goodwill	Total carrying value
	£m	£m	£m	£m	£m	£m
At 1 January 2003	318	30	(42)	101	6	413
Operating profit for the year after tax	24	-	2	-	-	26
(Disposals) / Additions	(27)	9	-	(1)	-	(19)
Capitalisation of loans	-	-	6	(9)	3	-
Impairment of goodwill	-	-	-	-	(9)	(9)
Movements in year	(3)	9	8	(10)	(6)	(2)
At 31 December 2003	315	39	(34)	91	-	411

12.5 Other financial investments

Group

	31 Dec 03		31 Dec 02	
	Market Value	Cost	Market Value	Cost
	£m	£m	£m	£m
Shares and other variable yield securities and units in unit trusts	3,330	2,638	7,565	7,985
Debt securities and other fixed income securities	14,345	13,738	11,811	10,509
Loans secured by mortgage	85	73	80	80
Other loans	19	19	17	17
Deposits with credit institutions	3,727	3,727	3,564	3,563
	21,506	20,195	23,037	22,154
Listed investments included above	17,210	16,449	19,420	20,876
Assets held to cover linked liabilities	4,349	5,064	3,909	4,812

Deposits with credit institutions include a Collateral Fund of £113m (2002: £110m) (note 26.1 (h))

NOTES TO THE ACCOUNTS (continued)

12. Investments (continued)

12.6 Investments of the Company

	Shares in subsidiary under-takings £m	Loans to subsidiary under-takings £m	Loans to associated under-takings £m	Total fixed asset investments £m
Cost				
At 1 January 2003	4,441	338	5	4,784
Additions	810	15	-	825
Disposals	-	(55)	(5)	(60)
At 31 December 2003	5,251	298	-	5,549
Provision for impairment				
At 1 January 2003	(1,098)	-	-	(1,098)
Charge for the year	(1,269)	(53)	-	(1,322)
At 31 December 2003	(2,367)	(53)	-	(2,420)
Net book value				
At 31 December 2003	2,884	245	-	3,129
At 31 December 2002	3,343	338	5	3,686

	Units in unit trusts £m
Cost	
At 1 January 2003	-
Additions	67
At 31 December 2003	67
Net book value	
At 31 December 2003	67
At 31 December 2002	-

Investments in subsidiary undertakings are included at cost less any provision for impairment where circumstances indicate that the carrying value may not be recoverable. The requirement for any provision for impairment at 31 December 2003 has been determined by reference to the following:

- For life companies, an external valuation based on traditional embedded value techniques discounted at the risk free rate plus a risk premium of 6% to 9%; and
- For non life entities, cost has been compared to net assets at 31 December 2003 or an external valuation where available.

NOTES TO THE ACCOUNTS (continued)

13. Debtors

13.1 Debtors arising out of direct insurance operations

Group	31 Dec 03 £m	31 Dec 02 £m
Amounts owed by policyholders	31	30

13.2 Other debtors

	Group 31 Dec 03 £m	Group 31 Dec 02 £m	Company 31 Dec 03 £m	Company 31 Dec 02 £m
Outstanding sale of investments	138	308	-	-
Amounts due from group undertakings	-	3	25	19
Other debtors	288	242	4	-
Prepayments and accrued income	-	-	-	16
Corporation tax recoverable	-	-	13	4
	426	553	42	39

14. Tangible assets

	Total £m
Cost	
At 1 January 2003	55
Additions	4
Disposals	(17)
At 31 December 2003	42
Depreciation	
At 1 January 2003	14
Charge for the year	9
On disposals	(8)
At 31 December 2003	15
Net book value	
At 31 December 2003	27
At 31 December 2002	41

NOTES TO THE ACCOUNTS (continued)

15. Present value of acquired in force long term business

	Total £m
Cost	
At 1 January and 31 December 2003	101
Amortisation and Impairment	
At 1 January 2003	68
Amortisation charge	4
Impairment charge	19
At 31 December 2003	91
Net book value	
At 31 December 2003	10
At 31 December 2002	33

The principal assumptions used to calculate the acquired PVIF are the same as those used to calculate the Long Term Business Provision (note 21).

16. Prepayments and Accrued Income

16.1 Deferred Acquisition Costs

	Long term Business £m
At 1 January 2003	243
Decrease in year	(137)
At 31 December 2003	106

16.2 Other prepayments and accrued income

Other prepayments and accrued income includes £111m (2002: £232m) of accrued income which represents the value of surpluses arising on the block of business securitised (note 26.1(h)).

17. Share capital

17.1 Share capital authorised

	31 Dec 03 £m	31 Dec 02 £m
4,250,000,000 ordinary shares of 10p each	425	-
1,000,000,000 undesignated shares of £1 each	-	1,000

The authorised share capital at 31 December 2002 was undesignated in accordance with the Company's Memorandum and Articles of Association.

On 23 October 2003, the existing authorised but unissued share capital of £196m was designated as 196,160,000 preferred ordinary shares of £1 each and the authorised share capital was then increased from £1,000m to £2,350m by the creation of 1,350,000,000 preferred ordinary shares of £1 each.

NOTES TO THE ACCOUNTS (continued)

17. Share capital (continued)

17.1 Share capital authorised (continued)

On 26 November 2003 the High Court of Justice confirmed a reduction in the authorised share capital from £2,350m to £27m through the cancellation and extinguishing of 759,870,000 ordinary shares of £1, all of the 16,770,000 'A' redeemable preference shares of £1 and all of the 1,546,160,000 preferred ordinary shares of £1. Subsequently on 12 December 2003, the effective date of the AMP Limited Demerger, the remaining 27,200,000 ordinary shares of £1 were sub-divided into 272,000,000 ordinary shares of 10p and the authorised share capital was then increased from £27m to £200m by the creation of 1,728,000,000 ordinary shares of 10p each.

On 17 December 2003, the authorised share capital was increased from £200m to £425m by the creation of 2,250,000,000 ordinary shares of 10p.

17.2 Share capital allotted

Group	31 Dec 03	31 Dec 02
	£m	£m
Allotted, called up and fully paid equity shares:		
538,140,000 ordinary shares of £1 each	-	538
2,464,049,508 ordinary shares of 10p each	246	-
Non-equity shares:		
16,770,000 'A' non-redeemable preference shares of £1 each	-	17
248,930,000 'C' redeemable preference shares of £1 each	-	249
	246	804

On 31 January 2002 HHG PLC issued 178,070,000 'C' redeemable non-cumulative preference shares to AMP Life Limited. On the same day, HHG PLC redeemed 178,070,000 'B' redeemable non-cumulative preference shares.

On 11 December 2002 the allotted share capital of HHG PLC was increased by the creation of 184,140,000 ordinary shares of £1 each. On the same day, HHG PLC redeemed 184,140,000 'C' redeemable non-cumulative preference shares and issued 184,140,000 ordinary shares.

On 30 June 2003 the Company issued 10,000,000 ordinary shares with a par value of £1 each in exchange for AMP Financial Services Holdings Limited's minority interest in Pearl Group Limited, which was valued at £15 million. As set out under the Basis of Presentation and Consolidation this transaction meets the FRS 6 definition of a group reconstruction. Accordingly, the additional share capital of £10m and share premium of £5m created by this transaction have also been included in the comparatives.

On 30 June 2003 the Company issued 248,930,000 ordinary shares with a par value of £1 each for a total consideration of £249m. On the same day the Company redeemed the 'C' class redeemable preference shares with a par value of £1 each, for a total redemption value of £249m.

On 14 November 2003 the Company issued 27,657,688 preferred ordinary shares with a par value of £1 each for a consideration of £27m and on 21 November 2003 a further 1,323,046,626 preferred ordinary shares with a par value of £1 each for a consideration of £1,323m (note 29.7).

On 26 November 2003 the High Court of Justice confirmed a reduction in the authorised share capital from £2,350m to £27m and as part of this 759,870,000 ordinary shares of £1, all of the 16,770,000 'A' redeemable preference shares of £1 and all of the 1,350,704,314 preferred ordinary shares of £1 in issue were cancelled and extinguished. Subsequently on 12 December 2003, the effective date of the AMP Limited Demerger, the remaining 27,200,000 ordinary shares of £1 were sub-divided into 272,000,000 ordinary shares of 10p each.

Also on 12 December 2003 as part of the Demerger of the Company from AMP Limited, the Company issued 1,539,128,508 ordinary shares of 10p each to the shareholders of AMP Limited for an aggregate consideration of £1,105m (note 29.7) with the balance of £951m being taken to share premium account (note 18).

NOTES TO THE ACCOUNTS (continued)

17. Share capital (continued)

17.2 Share capital allotted (continued)

On 23 December 2003 as part of an institutional capital raising, the Company issued 652,920,962 ordinary shares of 10p each for an aggregate consideration of £190m (net of expenses of £6m) (note 29.7) with the balance of £125m being taken to share premium account (note 18).

Company	31 Dec 03	31 Dec 02
	£m	£m
Allotted, called up and fully paid equity shares:		
528,140,000 ordinary shares of £1 each	-	528
2,464,049,470 ordinary shares of 10p each	246	-
Non-equity shares:		
16,770,000 'A' non-redeemable preference shares of £1 each	-	17
248,930,000 'C' redeemable preference shares of £1 each	-	249
	246	794

18. Reserves

Group	Share Premium	Capital Reserve	Profit and Loss Account	Capital Reduction Reserve *
	£m	£m	£m	£m
At 1 January 2003	5	292	(56)	-
Consideration for acquisition of Henderson Global Investors (Jersey) Limited and its subsidiaries from the AMP Group	-	-	(28)	-
Reserve arising on cancellation of share capital	-	-	-	2,127
Application of capital reduction reserve to pay 'A' preference shares	-	-	-	(17)
Application of capital reserve to repay AMP Financial Services Holdings Limited	-	-	-	(1,105)
Premium arising on issue of ordinary shares (note 17.2)	951	-	-	-
Premium arising on issue of ordinary shares (note 17.2)	125		-	-
Transfer of balance of capital reduction reserve to profit and loss account	-	-	1,005	(1,005)
Retained loss for the year ended 31 December 2003	-	-	(848)	-
Foreign exchange rate movements	-	-	(3)	-
At 31 December 2003	1,081	292	70	-

* On 26 November 2003 the High Court of Justice confirmed a reduction in the authorised share capital from £2,350m to £27m and as part of this 759,870,000 ordinary shares of £1, all of the 16,770,000 'A' redeemable preference shares of £1 and all of the 1,350,704,314 preferred ordinary shares of £1 in issue were cancelled and extinguished. Conditional upon the Demerger of the Company from AMP Limited becoming effective, the High Court of Justice also approved the utilisation of the capital reduction reserve to:

NOTES TO THE ACCOUNTS (continued)

18. Reserves (continued)

1. Repay an amount equal to the amount paid up on the 'A' preference shares plus any arrears of dividend thereon down to the effective date of the capital reduction;

2. Repay £1,105,000,000 to AMP Financial Services Holdings Limited (conditional upon the resubscription for new ordinary shares of 10p each by the shareholders of AMP Limited pursuant to the Demerger); and

3. Credit the balance remaining to the profit and loss account to first eliminate the deficit on the accumulated profit and loss account of the Company as at 31 December 2003 with any balance remaining then being treated as realised profit capable of being distributed.

The consolidated profit and loss account includes non- distributable amounts in respect of the Pacific fund of £609m (2002: £782m).

Company	Share Premium £m	Capital Reserve £m	Profit and Loss Account £m	Capital Reduction Reserve £m
At 1 January 2002	-	-	1,387	-
Capital contribution received from AMP Financial Services Holdings Limited	-	290	-	-
Loss for the year	-	-	(918)	-
Dividend on non-equity shares	-	-	(25)	-
At 31 December 2002	-	290	444	-
Retained loss for the financial year	-	-	(1,359)	-
Dividend on preference shares	-	-	(1)	-
Reserve arising on cancellation of share capital	-	-	-	2,127
Application of Capital Reserve to pay preference shares	-	-	-	(17)
Application of capital reserve to repay AMP Financial Services Holdings Limited	-	-	-	(1,105)
Premium arising on issue of ordinary shares	1,081	-	-	-
Transfer of balance of capital reduction reserve to profit and loss account	-	-	1,005	(1,005)
At 31 December 2003	1,081	290	89	-

The Capital Reserve of £290m is not distributable.

NOTES TO THE ACCOUNTS (continued)

19. Reconciliation of movement in shareholders' funds

Group	31 Dec 03 £m	31 Dec 02 £m
Shareholders' funds at 1 January	1,045	1,073
Total recognised losses arising in the year	(850)	(304)
Dividend on non-equity shares	(1)	(25)
Redemption of £178m 'B' preference shares	-	(178)
Issue of £178m 'C' preference shares	-	178
Redemption of £184m 'C' preference shares	-	(184)
Issue of £184m ordinary shares	-	184
Redemption of £249m 'C' preference shares	(249)	-
Issue of £249m ordinary shares	249	-
Consideration for acquisition of Henderson Global Investors (Jersey) Limited and its subsidiaries from the AMP Group	(28)	-
Cash received on disposal of Henderson Global Investors (Jersey) Limited and Henderson Global Investors (Japan) KK to the AMP Group	-	26
Dividends from Henderson Global Investors (Jersey) Limited to the AMP Group	-	(15)
Issue of £27m preferred ordinary shares	27	-
Issue of £1,323m preferred ordinary shares	1,323	-
Capital contribution	-	290
Issue of £65m ordinary 10p shares at a premium of £125m	190	-
Application of Capital Reserve to repay preference shares	(17)	-
Shareholders' funds at 31 December	1,689	1,045

On 19 December 2002 the Company received a capital contribution of £290m from AMP Limited.

20. Fund for future appropriations

	31 Dec 03 £m	31 Dec 02 £m
At 1 January	527	1,508
Transfer from / (to) the technical account	85	(981)
At 31 December	612	527

21. Policyholder liabilities

Long term business provision

Material judgement is required in calculating the long term business provision. In particular, there is discretion over the choice of assumptions used.

The principal assumptions used to calculate the long term business provision for the main classes of business, excluding linked business liabilities, are:

NOTES TO THE ACCOUNTS (continued)

21. Policyholder liabilities (continued)

21.1 Interest Rates

			Valuation interest rates	
		With-profits		Non profit
	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02
	%	%	%	%
Basic life assurance	3.7 – 4.4	3.4 – 4.7	2.5 – 4.1	2.5 – 4.7
Pension business	3.3 – 5.45	3.25 – 6.0	3.3 – 5.0	3.25 – 5.0
Pension annuity in payment	4.7	2 – 6	4.75 – 4.9	4.25 – 5.3
General annuities	4.7	4.5	4.1 – 5.1	3.9 – 4.9
Unitised with profit (life)	3.0 – 4.26	1.5 – 6.0	N/a	N/a
Unitised with profit (pension)	3.9 – 5.45	2.5 – 5.5	N/a	N/a
PHI	N/a	N/a	2.3 – 3.3	4.8

The interest rate assumptions are based upon the yields on the assets backing the liabilities as at the year-end.

21.2 Mortality Rates

	31 Dec 03	31 Dec 02
Basic Life assurance	AM 80 Ult, A67/70 Ult, AM/F92 and ELT 14 (M) all with adjustments	AM 80 Ult, A67/70 Ult, AM/F92 and ELT 14 (M) all with adjustments
Pension Business	A67/70 Ult, AM/F92 and IM/F80 all with adjustments	A67/70 Ult, AM/F92 and IM/F80 all with adjustments
Annuity in payment	IM/IF80, IM/IF80 C2014/16, IML/IFL 92 and RMV/RF V92 Year of use all with adjustments	IM/IF80, IM/IF80 C2014/15, IML/IFL 92 and RMV/RF V92 Year of use all with adjustments
Unitised with-profits	A67/70 Ult and AM/F92 all with adjustments	A67/70 Ult, AM/F80 Ult and AM/F92 all with adjustments
PHI	100% CMIR 12 with adjustments	100% CMIR 12 with - adjustments

The annuity mortality assumptions are based on published CMI mortality tables taking into account the results of the Group's own experience investigations.

21.3 Methodology

Conventional non-linked liabilities were valued using either a net premium method or a gross premium method with explicit allowance for future bonuses and expenses. Accumulating with-profits liabilities were valued using a gross premium valuation (allowing for any guaranteed bonus rate), subject to a minimum of the guaranteed policy benefit on surrender. The long term business provision for linked liabilities was calculated using a gross premium cash flow method of valuing the provision in respect of mortality and other risks.

NOTES TO THE ACCOUNTS (continued)

21. Policyholder liabilities (continued)

21.4 Provision for Bonuses

The provision includes £180m (2002: £165m) in respect of bonuses added following the valuation at the end of each period.

The total bonuses attributable to the year are as follows:

	31 Dec 03 £m	31 Dec 02 £m
Provided declared bonuses, included in the movement in the long term business provision	180	165
Interim and terminal bonuses, included in claims paid	81	367
	261	532

21.5 Review of Mortgage Endowments

The Financial Services Authority carried out a review of mortgage endowments in 1999. As a result all mortgage endowment policyholders were provided with information on the performance of their policy. These accounts include provision for the estimated costs of investigating and settling complaints associated with mortgage endowments and for the estimated cost of meeting promises given to specific policyholders. The total amount provided for at 31 December 2003 was £231m (2002: £266m).

21.6 Guaranteed Annuity Options

The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option. The total amount provided for at 31 December 2003 was £525m (2002: £723m).

21.7 Pension transfers and opt outs

Group companies have set up provisions for the review and possible redress relating to personal pension policies. These provisions, which have been calculated using data derived both from detailed file reviews of specific cases and from a statistical review of other outstanding cases, are included in the long term business provision. The provision for possible redress included in the long-term business provision for Phase 1 cases is £344m (2002: £323m) and for Phase 2 cases is £12m (2002: £25m). Included in the long term business provision are provisions for additional costs associated with the misselling of pensions policies of £18m (2002: £31m).

21.8 Other specific matters

The Financial Services Authority raises matters from time to time that impact the Group and many others in the industry. These accounts reflect those that the directors and reporting actuary consider require provisioning based on current regulatory requirements.

21.9 Operating exceptional charge

	31 Dec 03 £m	31 Dec 02 £m
Operating exceptional charges included in change in long term business provision	242	-

The change in long term business provision for the financial year included the following exceptional charges:

(a) Increases in technical provisions in National Provident Life Limited due to the changes in equity backing ratios and other actuarial assumption changes arising from the decision to close all Life Services' life companies to new business, which have led to the impairment of the contingent loans made by Pearl Assurance plc. The shareholders' share of the write-downs is £171m; and

(b) Increases in technical provisions of £71m in Pearl Assurance plc resulting from the changes referred to in (a) above.

NOTES TO THE ACCOUNTS (continued)

21. Policyholder liabilities (continued)

21.9 Operating exceptional charge (continued)

Other operating exceptional charges of £242m have been grossed up by £28m, being the longer term effective tax rate attributable to the balance on the long term business technical account for the purpose of the Reconciliation of Group Operating Profit to Loss on Ordinary Activities before Taxation and segmental information in note 3.

22. Deferred taxation

22.1 Provisions for taxation

Reconciliation of movements in deferred tax:	31 Dec 03	31 Dec 02
	£m	£m
At 1 January	(9)	180
Charge / (release) for the year:		
Technical account – long term business	17	(194)
Non technical account	3	5
At 31 December	11	(9)

22.2 Deferred taxation provisions

The components of the net deferred tax liability / (asset) are as follows	31 Dec 03	31 Dec 02
	£m	£m
Unrealised gains in investments	42	39
Deferred acquisition costs	(40)	(60)
Capital allowances	9	9
Total undiscounted	11	(12)
Total on a discounted basis	11	(9)

A deferred tax asset has been recognised in respect of long-term business acquisition expenses where relief is deferred under corporation tax legislation. It has been determined that taxable income of future periods will be sufficient to enable relief for these expenses as they fall to be deductible. Due to the uncertainty of the quantum, source and timing of future taxable profits or chargeable gains no provision has been made for the following assets.

22.3 Factors that may affect future tax charges

The deferred tax assets, which have not been recognised due to the uncertainty of their recoverability in the foreseeable future, comprise:

	Long Term business		Non Long Term Business	
	31 Dec 03	31 Dec 02	31 Dec 03	31 Dec 02
	£m	£m	£m	£m
Unrealised losses on investments	-	25	-	6
Provisions and other timing differences	6	6	46	19
Capital and trading losses	177	66	32	6
	183	97	78	31

NOTES TO THE ACCOUNTS (continued)

22. Deferred taxation (continued)

22.3 Factors that may affect future tax charges (continued)

The unrecognised assets have not been discounted. Further analysis is as follows:

- £44m (2002: £34m) arises on realised capital losses on chargeable securities and will be available to offset against realised chargeable gains of future years.
- £Nil (2002: £31m) would arise if the chargeable securities were sold at the market values included in these accounts.
- £8m (2002: £8m) arises from the transfer in of unutilised losses with the purchase of the business of UKLS Investor 2 Limited (formerly AMP Interactive Investor Limited) and will be available for offset against future profits arising from the business purchased.
- £165m (2002: £38m) in respect of trading losses arising from ongoing activities and will be available to offset against taxable profits for future years.
- £10m (2002: £11m) arises from three year funded general insurance business and will be available to offset against the Company's taxable profits in future periods when claims are paid.
- £34m (2002: £6m) in respect of provisions and other timing differences will be available to offset against taxable profits in future periods when the timing differences reverse or provisions are utilised.

23. Claims outstanding

23.1 Claims outstanding

	31 Dec 03 £m	31 Dec 02 £m
General business	301	360
Life business	128	86
	429	446

23.2 General business

2003	Gross £m	Reinsurance £m	Net £m
One year business:			
notified outstandings	26	23	3
incurred but not reported	19	12	7
	45	35	10
Funded business	256	209	47
	301	244	57

2002	Gross £m	Reinsurance £m	Net £m
One year business:			
notified outstandings	49	45	4
incurred but not reported	21	18	3
	70	63	7
Funded business	290	235	55
	360	298	62

NOTES TO THE ACCOUNTS (continued)

23. Claims outstanding (continued)

23.2 General business (continued)

In calculating the technical provisions in respect of certain long-term marine, aviation and reinsurance business, the future investment income on the assets held to cover the related provisions has been taken into account by discounting future cash flows. The average period before the liability will be settled has been estimated at 10.8 years for 2003 (2002: 9.5 years). The provision has been discounted at an interest rate of 4.00% for 2003 (2002: 4.25%).

The overall effect is to reduce the net technical provisions for those classes of business referred to above at 31 December 2003 by £14m from £50m to £36m (2002: by £14m from £50m to £36m). The total amount of the investment return which corresponds to the unwinding of the discount is £1m (2002: £1m).

The overall effect is to reduce the gross technical provisions for those classes of business referred to above at 31 December 2003 by £18m from £66m to £48m (2002: by £20m from £70m to £50m). The total amount of the investment return which corresponds to the unwinding of the discount is £2m (2002: £2m).

23.3 Life business

	Gross and Net	
	31 Dec 03	31 Dec 02
	£m	£m
At 1 January	86	68
Increase in the year	42	18
At 31 December	128	86

24. Creditors: amounts falling due within one year

Company	31 Dec 03	31 Dec 02
	£m	£m
Loans due to group undertakings (note 26.2)	138	249
Amount owed to group undertakings	1,058	1,060
Other creditors	4	-
Accruals and deferred income	6	14
Corporation tax	-	10
	1,206	1,333

25. Creditors: amounts falling due after more than one year

Company	31 Dec 03	31 Dec 02
	£m	£m
Loans due to group undertakings (note 26.2)	337	953

NOTES TO THE ACCOUNTS (continued)

26. Debenture loans and amounts owed to credit institutions

26.1 Debenture loans and amounts owed to credit institutions

Group	31 Dec 03	31 Dec 02
	£m	£m
DM1bn 4.875% notes due 2008[1] (note a)	-	355
£160m 6.375% notes due 2010[1] (note b)	-	159
£40m floating rate notes due 2003[1] (note c)	-	40
A$1,150m floating rate perpetual loan notes[1] (note d)	-	402
£32m 4.207% loan due 2003 (note e)	-	32
Floating rate guaranteed unsecured loan notes due 2004 and 2006 (note 29.7)	2	12
A$253m loan due 2012 (note f)	-	90
Debenture loans, external	2	1,090
Subordinated Guaranteed Bonds undated[2] (note g)	130	130
Limited Recourse Bonds 2012 7.39%[2] (note h)	108	112
Limited Recourse Bonds 2022 7.58%[2] (note h)	117	117
Total debenture loans	357	1,449
Bank loans (note i)	-	76
Refinancing loan (note j)	257	251
Total amounts owed to credit institutions	257	327
Total borrowings	614	1,776

Notes

[1] *Issued under a US$4bn debt securities programme of AMP Group Holdings Limited, AMP Group Finance Services Limited and A.M.P. (U.K.) Finance Services plc. The latter company was a wholly owned subsidiary of HHG PLC before it was transferred to AMP Limited as part of the Demerger. The other two companies are subsidiaries of AMP Limited, HHG PLC's ultimate parent company before the Demerger. AMP Group Holdings Limited guaranteed issues made by AMP Group Finance Services Limited and A.M.P. (U.K.) Finance Services plc. The programme is listed on the Luxembourg Stock Exchange.*

[2] *Borrowings of National Provident Life Limited long term fund.*

(a) The DM1bn 4.875% notes due 2008 were issued at a price of 101.781%. The DM proceeds of this issue and DM fixed interest rate were immediately swapped into sterling at a floating rate linked to 3 month LIBOR. During 1998 and 1999 interest rate swaps were entered into which fixed the interest rate at an average of 5.80%. The loan was settled on 12 December 2003 (note 29.7).

(b) The loan was settled on 12 December 2003 (note 29.7).

(c) The loan matured on 17 November 2003 (note 29.7).

(d) The A$1,150m perpetual loan notes were issued on 24 October 2002 at a floating interest rate. The A$ proceeds of this issue and A$ floating rate were immediately swapped into sterling at a floating rate linked to 3 months LIBOR. This loan was with a fellow subsidiary of AMP Limited until it was settled on 12 December 2003 (note 29.7).

(e) The £32m loan was issued on 12 July 2002 at an interest rate of 4.207% and matured on 13 January 2003 (note 29.7).

(f) On 11 December 2002 a subsidiary company borrowed A$253m at a floating interest rate from AMP Life Limited. The A$ proceeds of this issue and A$ floating rate were immediately swapped into sterling at a floating rate equivalent to three month LIBOR plus 1.7% with AMP Finance Services Limited. The loan was repaid on 12 December 2003 (note 29.7).

NOTES TO THE ACCOUNTS (continued)

26. Debenture loans and amounts owed to credit institutions (continued)

26.1 Debenture loans and amounts owed to credit institutions (continued)

(g) A £100m 9.625% subordinated Guaranteed Bond and a £30m 9.6257% subordinated Guaranteed Bond were both issued at par in 1996 by a wholly owned subsidiary of National Provident Institution (NPI). On 1 January 2000, NPI demutualised and these guarantees, along with the net proceeds of their issue, were transferred to National Provident Life Limited. The Bonds are repayable on a non- instalment basis, on 30 June 2006 and each fifth anniversary thereafter, so long as the Bonds are outstanding.

(h) Prior to its acquisition by the Group, National Provident Institution raised £260m of capital through the securitisation of embedded value on a block of existing unit linked and unitised with-profit life and pension policies in 1998. On demutualisation, these were transferred to National Provident Life Limited. The Bonds are split between two classes, which rank pari passu. The £140m 7.39169% Class A1 Limited Recourse Bonds have an average life of 8 years maturing in 2012 and the £120m 7.5873% Limited Recourse Bonds have an average life of 18 years maturing in 2022. Amounts relating to the securitisation included within Loans represent the principal outstanding less unamortised deferred issued costs. The bonds are repaid out of margins emerging from the securitised block of business and from a Collateral fund of £113m (2002: £110m).

(i) There were a number of bank loans, which were repayable either in 2002 or 2003. Each accrued interest at a fixed rate in a range of 6.0875% - 6.17531%.

(j) The refinancing loan from Abbey National plc relates to the sale of Extra-Income Plan Policies that Abbey National plc finance to the value of the associated property reversions. As part of the arrangement, National Provident Life Limited and NPI Limited have undertaken to indemnify the Abbey National plc against profits or losses arising from mortality or surrender experience, which differs from the basis used to calculate the reversion amount. Repayment will be on a policy-by-policy basis and is expected to occur over the next 10 to 20 years.

26.2 Time period for payment

Group	31 Dec 03	31 Dec 02
	£m	£m
Payable as follows:		
In one year or less, or on demand	1	164
Between one and two years	-	7
Between two and five years	131	162
In five years or more	482	1,443
	614	1,776

Company	31 Dec 03	31 Dec 02
	£m	£m
Payable as follows:		
In one year or less, or on demand	138	249
Between one and two years	290	-
Between two and five years	-	37
In five years or more	47	916
	475	1,202

NOTES TO THE ACCOUNTS (continued)

26. Debenture loans and am ounts owed to credit institutions (continued)

26.3 Nature of borrowings

After taking account of the various interest rate and currency rate swaps entered into by the Group, the currency exposure of Group borrowings is all in sterling and the interest rate exposure is as follows:

	31 Dec 03	31 Dec 02
	£m	£m
Fixed rate borrowings	355	981
Floating rate borrowings	2	544
Interest free borrowings	257	251
Total borrowings	614	1,776

27. Provisions

	Restructure	Leasehold Properties	Pensions Misselling	Staff Related	Other	Total
	£m	£m		£m	£m	£m
At 1 January 2003	108	58	7	27	45	245
Amounts utilised	(138)	(15)	(6)	(2)	(14)	(175)
Increase in provision	87	53	-	9	24	173
At 31 December 2003	57	96	1	34	55	243

The restructuring provision of £57m (2002: £108m) has been made for costs of restructuring management and staffing across HHG principally to complete the closure of the direct sales force operations of Life Services. It is expected that most of the expenditure will be incurred in 2004.

The leasehold property provision has been made for amounts in respect of the excess of lease rentals and other payments on properties that are currently vacant or expected to become vacant over the amounts to be recovered from subletting these properties on a discounted basis at 4.1% (2002: 6.3%). The provision is expected to be utilised over the next 15 years.

The pensions misselling provision held is in respect of Advizas Limited (a subsidiary of Towry Law plc) and is the maximum amount Advizas Limited will have to pay in compensation relating to pension misselling. Any amounts in excess of this amount will be paid directly by the Financial Services Compensation Scheme.

Staff related provisions include £18m (2002: £11m) held in respect of healthcare costs for former employees and £9m (2002: £7m) relating to long term staff incentives.

Other provisions include £11m (2002: £5m) for contractual obligations relating to the sale of Cogent Investment Operations Limited and £13m (2002: £5m) product provisions for possible claims arising from inappropriate advice which are expected to be utilised within the next five years.

28. Other creditors including taxation and social security

	31 Dec 03	31 Dec 02
	£m	£m
Corporation tax	77	15
Obligation under finance leases	1	7
Other creditors	456	643
	534	665

NOTES TO THE ACCOUNTS (continued)

29. Notes to the cash flow statement

29.1 Reconciliation of loss on ordinary activities to net cash outflow from operating activities

	31 Dec 03 £m	31 Dec 02 £m
Loss on ordinary activities before non-operating exceptional items and taxation	(867)	(425)
Adjustments for financing expenses and items not involving movements of cash:		
Depreciation of tangible fixed assets	9	16
Amortisation and impairment of goodwill (note 11)	307	256
Amortisation and write-off of deferred issue costs	11	-
Decrease in debtors arising out of direct insurance operations	-	39
Decrease in creditors arising out of direct insurance operations	(10)	(22)
Decrease in technical provisions	(7)	(14)
Decrease in deferred acquisition costs	-	4
Decrease in present value of acquired in force business	23	47
Net loss arising on the disposal of fixed assets	-	1
Unrealised losses / (profits) on investments	379	(100)
Loss / (profit) from interest in associates	7	(2)
Movement in other assets	(355)	(85)
Movement in other liabilities	96	(136)
(Profits) / losses relating to long-term business funds, excluding Pacific fund	(19)	139
Loan interest expense	64	59
Net cash outflow from operating activities	(362)	(223)

29.2 Analysis of cashflows in respect of acquisitions and disposals

	31 Dec 03 £m	31 Dec 02 £m
Cash consideration paid to acquire associate, including loans provided to associates	-	(1)
Cash proceeds received on disposal of associate, including loans repaid from associates	1	-
Cash proceeds received on disposal of subsidiary undertakings	14	110
Net cash disposed of with subsidiary undertakings	-	(27)
Costs associated with disposal of subsidiary undertakings	(12)	-
Net cash inflow from acquisitions and disposals	3	82

29.3 Analysis of cash holdings included in Consolidated Balance Sheet

	31 Dec 03 £m	31 Dec 02 £m
Cash at bank and in hand	395	236
Less: cash on deposit not repayable on demand	(191)	(60)
Add: Deposits with credit institutions repayable on demand included within other financial investments	26	25
Total cash holdings (note 29.6)	230	201

NOTES TO THE ACCOUNTS (continued)

29. Notes to the cash flow statement (continued)

29.4 Analysis of portfolio investments included in Consolidated Balance Sheet

	31 Dec 03 £m	31 Dec 02 £m
Other financial investments	21,506	23,037
Add: cash on deposit not repayable on demand (note 29.3)	191	60
Less: Deposits with credit institutions repayable on demand included within other financial investments (note 29.3)	(26)	(25)
Total portfolio investments (note 29.6)	21,671	23,072

29.5 Net portfolio investments (excluding long-term business)

	31 Dec 03 £m	31 Dec 02 £m
Purchase of portfolio investments	664	258
Sale of portfolio investments	(583)	(436)
	81	(178)

29.6 Movements in cash, portfolio investments and financing

	At 01 Jan	Cash flow	Changes in long term business	Changes in market value and exchange rate effects	Non-cash movements	At 31 Dec
2003	£m	£m	£m	£m	£m	£m
Portfolio Investments	23,072	81	(1,103)	(379)	-	21,671
Cash holdings	201	(99)	128	-	-	230
	23,273	(18)	(975)	(379)	-	21,901
Borrowings (note 29.7)	(1,776)	59	74	-	1,029	(614)
Total	21,497	41	(901)	(379)	1,029	21,287
2002						
Portfolio Investments	25,920	(178)	(2,787)	117	-	23,072
Cash holdings	59	199	(57)	-	-	201
	25,979	21	(2,844)	117	-	23,273
Borrowings	(1,650)	(14)	(112)	-	-	(1,776)
Total	24,329	7	(2,956)	117	-	21,497

29.7 Analysis of financing activities

Issue of share capital

The cash inflow of £479m comprises £283m from AMP in November with the balance of £196m (gross of expenses) from the institutional capital raising in December. The £283m from AMP is part of the total share issues of £1,350m in November with the balance of £1,067m made being received in the form of promissory notes (p-note). These p-notes were used to acquire Henderson Global Investors (Jersey) Limited and its subsidiaries from AMP (£27m) and to repay loans owed to AMP (£1,040m) – see "repayment of loans" below. The £1,105m proceeds from the share issue to AMP in December was also received in p-note form and was then used to repay AMP in respect of the High Court approved reduction of share capital.

NOTES TO THE ACCOUNTS (continued)

29. Notes to the cash flow statement (continued)

29.7 Analysis of financing activities (continued)

Proceeds from close out of swaps with AMP

As part of the Demerger, the swaps associated with the A$1,150m perpetual loan notes (see note 26.1.(d)) and A$253m loan (see note 26.1.(f)) were closed out giving rise to cash proceeds of £73m and £17m respectively. The A$1,150m and A$253m loans were then repaid by way of p-note – see "repayment of loans" below.

New loans

Prior to the Demerger AMP provided £70m in new loans. These loans were repaid as part of the Demerger transactions – see "repayment of loans" below.

Repayment of loans

The cash repayment of £219m comprises the following:

- £107m in respect of A$253m loan – see note 26.1.(f) and "Proceeds from close out of swaps with AMP above";
- £32m in respect of 2003 loan – see note 26.1.(e);
- £10m in respect of floating rate guaranteed unsecured loan notes – see note 26.1; and
- £70m in respect of the intra year loan from AMP – see "New loans" above.

The non-cash movement on borrowings of £1,029m comprises repayment of £1,040m of loans by way of p-note – see "Issue of share capital" above reducing by £11m of unamortised issue costs written off in the profit and loss account in the year. The £1,040m of loans is made up as follows:

- £355m in respect of DM1bn loan – see note 26.1.(a);
- £160m in respect of 2010 notes – see note 26.1.(b);
- £40m in respect of 2003 floating rate loan notes – see note 26.1.(c); and
- £485m in respect of A$1,150m perpetual loan notes – see note 26.1.(d) and "Proceeds from close out of swaps with AMP above"

30. The following contingent liabilities existed at 31 December 20 03:

(a) In the normal course of business the Group is exposed to certain legal issues, which involve litigation and arbitration.

(b) Contingent liabilities, which are considered to be covered under an insurance policy, but where indemnity has not been granted yet, are not reported here, to avoid making an admission, which prejudices the insurer's rights.

(c) In the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(d) Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the

NOTES TO THE ACCOUNTS (continued)

(e) provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them. The extent of such liabilities is influenced by the actions and requirements of the FSA, the Ombudsman rulings, by industry compensation and by court judgements.

(f) In addition to existing claims for compensation from certain Towry Law International customers, a number of complaints have been received in respect of the performance of certain other investments made by a number of Towry Law International customers. These complaints are being fully investigated, some of which may potentially give rise to a requirement to pay appropriate compensation to the customers concerned, where legal liability is proven.

The Group is not aware of any circumstances that would result in any material future payments as a result of the above items.

31. Post Balance Sheet Event

Subsequent to 31 December 2003 the following transaction has occurred:

On 27 February 2004 100% of the issued shares in Interactive Investor Trading Limited were sold to Carruthers and Associates Limited which resulted in a loss on disposal of £0.6m.

The financial effect of this event has not been recognised during 2003.

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES

Contributions to net profit / (loss) after tax attributable to shareholders of HHG PLC from individual controlled entities gained or lost during the year are not material.

Controlled entities gained during the year ended 31 December 2003

Name of entity	Date control gained over entity
Towry Law International (Singapore) Private Limited	17 Jan 2003
Towry Law International (Southern Europe) SL	10 Feb 2003
Outlet Mall Holdings Sarl	18 Sep 2003
Henderson Enhanced Index (Jersey GP) Limited	01 Mar 2003
Henderson Investors Austria Immobilien GmbH	18 Jan 2003
Henderson International Holdings Limited	20 Oct 2003
34 Brook Street GP Limited	17 Jun 2003
Clarendon Road GP Limited	01 Apr 2003
NPI (34 Brook Street) Limited	31 Jul 2003
NPI (34 Brook Street) No2 Limited	08 Aug 2003
Shop Fund Jersey GP Limited	11 Sep 2003
Shop Fund Jersey Nominee A Limited	11 Sep 2003
Shop Fund Jersey Nominee B Limited	11 Sep 2003
Henderson Property Management (Luxembourg) No Sarl	26 Sep 2003
Henderson Private Capital Funds Limited	15 Aug 2003
Henderson International Finance Limited	19 Nov 2003
Henderson Funds Management Jersey Limited	22 Oct 2003
Henderson Global Investors (Japan) KK	11 Nov 2003
Henderson Global Investors (Jersey) Limited	11 Nov 2003
Henderson Global Investors (Hong Kong) Limited	11 Nov 2003
Henderson Global Investors (Singapore) Limited	11 Nov 2003
Henderson Global Investors (Ireland) Limited	11 Nov 2003
Henderson Management SA	11 Nov 2003
CPPF Jersey (General Partner) Limited	17 Nov 2003
CPPF (Kingsmead BP) Jersey Nominee A Limited	17 Nov 2003
CPPF (Kingsmead BP) Jersey Nominee B Limited	17 Nov 2003
CPPF (Tanners Drive) Jersey Nominee A Limited	17 Nov 2003
CPPF (Tanners Drive) Jersey Nominee B Limited	17 Nov 2003
CPPF (Gillingham PLTF) Jersey Nominee A Limited	17 Nov 2003
CPPF (Gillingham PLTF) Jersey Nominee B Limited	17 Nov 2003
CPPF (Garrick Road) Jersey Nominee A Limited	17 Nov 2003
CPPF (Garrick Road) Jersey Nominee B Limited	17 Nov 2003
CPPF (Tavistock Road) Jersey Nominee A Limited	17 Nov 2003
CPPF (Tavistock Road) Jersey Nominee B Limited	17 Nov 2003
CPPF (Medlock Street) Jersey Nominee A Limited	17 Nov 2003
CPPF (Medlock Street) Jersey Nominee B Limited	17 Nov 2003

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES (*continued*)

Controlled entities gained during the year ended 31 December 2003

Name of entity	Date control gained over entity
CPPF (Midsummer Court) Jersey Nominee A Limited	17 Nov 2003
CPPF (Midsummer Court) Jersey Nominee B Limited	17 Nov 2003
CPPF (Brandon Road) Jersey Nominee A Limited	17 Nov 2003
CPPF (Brandon Road) Jersey Nominee B Limited	17 Nov 2003
CPPF (Hagley Road) Jersey Nominee A Limited	17 Nov 2003
CPPF (Hagley Road) Jersey Nominee B Limited	17 Nov 2003
CPPF Jersey Nominee 1 (A) Limited	17 Nov 2003
CPPF Jersey Nominee 1 (B) Limited	17 Nov 2003
CPPF Jersey Nominee 2 (A) Limited	17 Nov 2003
CPPF Jersey Nominee 2 (B) Limited	17 Nov 2003
CPPF Jersey Nominee 3 (A) Limited	17 Nov 2003
CPPF Jersey Nominee 3 (B) Limited	17 Nov 2003
CLOF Jersey General Partner Limited	13 Oct 2003
CLOF Jersey Nominee A Limited	13 Oct 2003
CLOF Jersey Nominee B Limited	13 Oct 2003
CLOF (Holbrook House) Jersey Nominee A Limited	13 Oct 2003
CLOF (Holbrook House) Jersey Nominee A Limited	13 Oct 2003
CLOF (Holbrook House) Jersey Nominee B Limited	13 Oct 2003
CLOF (Ellerman House) Jersey Nominee A Limited	13 Oct 2003
CLOF (Ellerman House) Jersey Nominee B Limited	13 Oct 2003
CLOF (St Martins Place) Jersey Nominee A Limited	13 Oct 2003
CLOF (St Martins Place) Jersey Nominee B Limited	13 Oct 2003
CLOF (Broadway) Jersey Nominee A Limited	13 Oct 2003
CLOF (Broadway) Jersey Nominee B Limited	13 Oct 2003
SCF Jersey General Partner Limited	11 Nov 2003
SCF (Covent Garden) Jersey Nominee (Pearl) Limited	11 Nov 2003
SCF (Covent Garden) Jersey Nominee (NPL) Limited	11 Nov 2003
SCF (Princes Quay) Jersey Nominee A Limited	11 Nov 2003
SCF (Princes Quay) Jersey Nominee B Limited	11 Nov 2003
SCF (Bluewater) Jersey Nominee Limited	11 Nov 2003
SCF (Buchanan Galleries) Jersey Nominee Limited	11 Nov 2003
SCF (Bull Ring) Jersey Nominee Limited	11 Nov 2003

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES (continued)

Controlled entities lost during the year ended 31 December 2003

Name of entity	Date of loss of control over entity
NPI (East Brickhill, Milton Keynes) Limited	26 Mar 2003
NPI (Stonecutter) Limited	23 May 2003
NPI Managed Properties Limited	14 Jan 2003
Pearl (76 / 77 Princes Street) Limited	08 May 2003
Towry Law Financial Services (Ireland) Limited	31 Mar 2003
Towry Law International Europe NV	27 Mar 2003
TR Development Capital Investments Limited	23 May 2003
Charter Sense Investment Limited	13 Jun 2003
Interactive Investor (Overseas) Limited	01 Jul 2003
AMP (UK) Finance Services PLC	12 Dec 2003
Stonecutter GP Limited	23 May 2003
London Life (Rivergate) Limited	01 Jul 2003
NPI (41 Kingsway) Limited	01 Jul 2003
NPI (Cribbs Causeway) Limited	01 Jul 2003
Pearl (Brighton Marine 2) Limited	01 Jul 2003
Pearl (Hounds Hill) Limited	01 Jul 2003
Pearl (Potteries) Limited	01 Jul 2003
34 Brook Street GP Limited	17 Nov 2003
NPI (34 Brook Street) Limited	17 Nov 2003
NPI (34 Brook Street) No2 Limited	17 Nov 2003
Henderson Global Investors Limitada	05 Dec 2003
Henderson Independent Fund Management Limited	14 Oct 2003

HHG PLC

ASX Appendix 4E
For the year ended 31 December 2003

DETAILS OF INVESTMENTS IN ASSOCIATED ENTITIES AND JOINT VENTURE ENTITIES

Contributions to the net loss after taxation attributable to shareholders of HHG PLC from individual associated and joint venture entities are not material.

Joint venture undertakings	Ownership Interest	
	31 Dec 03	31 Dec 02
	%	%
Property partnerships:		
The Buchanan Galleries Partnership	50	50
The Premier Greenford Limited Partnership	50	50
The Potteries Shopping Centre Limited Partnership	50	50
The Romford Brewery Trust	-	50

Associated undertakings	Ownership Interest	
	31 Dec 03	31 Dec 02
	%	%
Virgin Money Group Limited	50	50
Property partnerships:		
The Bull Ring Limited Partnership	33	33
The Printworks Leisure Scheme Trust	38	38
The Moor House Limited Partnership	33	33
The Covent Garden Limited Partnership	19	19
The Pradera European Retail Fund	17	17
The Henderson (UK) Retail Warehouse Fund	38	38
Innisfree PFI	-	25
The Henderson French Property Fund	41	41